LEGEND ENERGY CANADA LTD.

EVALUATION OF

OIL AND GAS PROPERTIES

CONSTANT PRICES AND COSTS

December 31, 2013

TABLE OF CONTENTS



Suite 2000, 801-6th Ave SW
Calgary, Alberta T2P 3W2
Web insitepc.com

March 18, 2014

Legend Energy Canada Ltd.
Suite 230, 840 – 6th Avenue SW
Calgary, Alberta
T2P 3E5

Attention: Mr. John Riad
              Engineering Manager

Re: **Evaluation of the Oil and Gas Properties of Legend Energy Canada Ltd.**

Dear Sir:

As requested, InSite Petroleum Consultants Ltd. ("InSite") has prepared an evaluation of the oil and gas properties of Legend Energy Canada Ltd. ("the Company"). The properties evaluated are located in the Canadian provinces of Alberta and British Columbia. The effective date of the reserve estimates and cash flow forecasts presented in this report is December 31, 2013. The purpose of the report is to fulfill Securities and Exchange Commission ("SEC") and financial institution reporting requirements.

The definitions utilized in this report are in accordance with SEC standards and Regulation S-X. In this report, gross (or Company share) reserves are defined as the total remaining recoverable reserves owned by the Company before deduction of any royalties. Net reserves are defined as those accruing to the Company after all interests owned by others including Crown and Freehold royalties have been deducted. The reserve definitions used in the report are presented in the "Definitions" section following this letter. Table 1 provides a summary of the Company's working interest, royalty interest and net interest share of reserves as well as the future cash flow before and after income tax, undiscounted and discounted at 5, 10, 15, and 20 percent per annum. The reserves and present values detailed on an individual well basis are shown on Tables 2-A through 4-A, for the respective reserve categories. The total Company production and revenue forecasts, before and after income tax, are presented on Tables 2-B through 4-B.

Individual property evaluations were prepared in the context of belonging to a larger portfolio of properties. Due to the principal of aggregation of reserves, the total portfolio reserves estimate carries a higher degree of confidence than the estimates for the individual properties.

Constant prices were prepared based on posted prices of crude oil, natural gas, and natural gas liquids using a 12 month unweighted arithmetic average closing price of each commodity on the 1st day of each month from January 1, 2013 through December 1, 2013. A table of these prices is included as Table 5. All oil prices used in the evaluation have been adjusted from the reference price for quality and transportation; gas prices have been adjusted for heating value. Please note that the effects of any oil or gas hedging activities by the Company have not been included in this report.

Well abandonment costs (excluding reclamation costs) were included in the economic runs. Salvage value for existing equipment as well as costs to abandon suspended wells, producing wells with no remaining reserves assigned, and facilities have not been included in this evaluation and are to be disclosed separately by the Company.

All Company assets were evaluated in full detail. During the course of the evaluation, the Company provided InSite personnel with basic information including land data, well information, geological information, reservoir studies, estimates of on-stream dates, contract details, operating cost data, capital budget forecasts, operating statements, other financial data and future operating plans. The interests and financial data provided by the Company have been verified by InSite using the generally accepted evaluation practices. Additional engineering, geological or economic data used in the preparation of this report were obtained from public records, other operators and from InSite non-confidential files. InSite encountered no indications that the data was incomplete or inaccurate. Should evidence become available in the future suggesting that the data was incomplete or inaccurate, InSite reserves the right to revise the estimates based on new data. Similarly, the performance of the producing entities subsequent to the effective date of this report may necessitate upward or downward revisions to the reserves and production estimates.

The oil and gas reserves calculations and income projections, upon which this report is based, were determined in accordance with generally accepted evaluation practices. In conducting our reserve analysis, proved reserve volumes were determined by volumetric, material balance, and production decline curve methods. The volumetric reserves were determined by reviewing all well logs, core, and geological data. Recovery factors were assigned after analyzing the performance of similar wells in the area. Historical well production was reviewed to determine reserves calculated by production decline curve analysis where sufficient historical data was available. The order of preference in choosing the methodology to be used was firstly production decline curve analysis or material balance where sufficient data was available for such analysis with volumetric calculations used where there was a lack of historical data.

This evaluation is based in part on prices, currency exchange rates and inflation which, in future, may differ materially from the forecasts utilized herein. In addition, changes in government policy and regulation may result in higher (or lower) royalties and taxes and the change may be material; therefore, the present values of revenues documented in this report do not necessarily represent the fair market value of the reserves evaluated. The reserve estimates presented in this report are considered reasonable as of the effective date of the report given the quality and quantity of data available; however, they should be accepted with the understanding that reservoir performance subsequent to the date of these estimates may necessitate revision, which may be material.

The following table summarizes the results and conclusions with respect to reserve estimates:

Legend Energy Canada Ltd.

Summary of Net Reserves – Constant Prices and Costs

<u>Net Remaining Reserves</u>

	Crude Oil (Mstb)	NGL+ Cond. (Mstb)	Marketable Gas (MMcf)
Proved Producing	38.5	2.1	866.5
Proved Non-Producing	-	1.4	202.3
Proved Undeveloped	-	-	-
Total Proved	38.5	3.5	1,068.8
Probable	37.9	23.2	919.7
Total Proved plus Probable	76.4	26.7	1,988.5

InSite has concluded that all assumptions, data, methods, and procedures are appropriate for the purpose served by the report. A field inspection of the properties was not made; however, such an inspection was not considered necessary in view of the information available from public sources, the files of the Company, and the appropriate provincial regulatory authorities. This report has been prepared for the exclusive use of Legend Energy Canada Ltd. and no part thereof should be reproduced, distributed, or made available to any other person, company, regulatory body, or organization without the complete context of the report and the knowledge and consent of InSite Petroleum Consultants Ltd.

If you have any questions related to this report, please contact our office at your convenience.

Yours very truly,

InSite Petroleum Consultants Ltd.

(signed) "L.K. Lindstrom"

L.K. Lindstrom, P. Eng.
Managing Director

(signed) "J. Ed Hasiuk"

J. Ed Hasiuk, P. Geol.
Senior Geologist

(signed) "R. Baribeau"

R. Baribeau, R.E.T.
Senior Technologist

File: 2013-4361
:mdr
F:\Legend\Word\Dec2013\Letter-SEC

CERTIFICATION OF QUALIFICATION

I, Larry K. Lindstrom, Professional Engineer, of Suite 2000, 801 Sixth Avenue SW, Calgary, Alberta, hereby certify:

1.   I am a Senior Reservoir Engineer employed by InSite Petroleum Consultants Ltd., which Company did prepare an evaluation of the oil and gas properties of Legend Energy Canada Ltd. The effective date of this evaluation is December 31, 2013.

2.   I do not have, nor do I expect to receive, any direct or indirect interest in the securities of Legend Energy Canada Ltd. or its affiliated companies.

3.   That I attended the University of Saskatchewan in the years of 1969-73 and that I graduated with a Bachelor of Science Degree in Electrical Engineering, with post-graduate courses in Petroleum Engineering; that I am a registered Professional Engineer in the Province of Alberta; and that I have in excess of thirty-five years experience in the petroleum industry with over thirty years experience in the conduct of evaluation and engineering studies related to oil and gas fields.

4.   A personal field inspection of the properties was not made, however, such an inspection was not considered necessary in view of the information available from public information and records, the files of Legend Energy Canada Ltd. and the appropriate provincial regulatory authorities.

(signed) "L.K. Lindstrom"

L.K. Lindstrom, P. Eng.

CERTIFICATION OF QUALIFICATION

I, J. Ed Hasiuk, Professional Geologist, of Suite 2000, 801 Sixth Avenue SW, Calgary, Alberta, hereby certify:

1.   I am a Senior Geologist employed by InSite Petroleum Consultants Ltd., which Company did prepare an evaluation of the oil and gas properties of Legend Energy Canada Ltd. The effective date of this evaluation is December 31, 2013.

2.   I do not have, nor do I expect to receive, any direct or indirect interest in the securities of Legend Energy Canada Ltd. or its affiliated companies.

3.   I attended the University of Brandon and I graduated with a Bachelor of Science Degree in Geology in 1974; I am a registered Professional Geologist in the Province of Alberta; and that I have in excess of thirty years experience in the petroleum industry with over twenty years of experience in the conduct of evaluation and engineering/geological studies related to oil and gas fields.

4.   A personal field inspection of the properties was not made, however, such an inspection was not considered necessary in view of the information available from public information and records, the files of Legend Energy Canada Ltd. and the appropriate provincial regulatory authorities.

(signed) "J. Ed Hasiuk"

_____

J. Ed Hasiuk, P. Geol.

CERTIFICATION OF QUALIFICATION

I, Robert Baribeau, Petroleum Engineering Technologist, of Suite 2000, 801 Sixth Avenue S.W., Calgary, Alberta, hereby certify:

1. That I am a Senior Engineering Technologist employed by InSite Petroleum Consultants Ltd., which Company did prepare an evaluation of the oil and gas properties of Legend Energy Canada Ltd. The effective date of this evaluation is December 31, 2013.

2. I do not have, nor do I expect to receive, any direct or indirect interest in the securities of Legend Energy Canada Ltd. or its affiliated companies.

3. That I attended St. Lawrence College of Applied Arts and Technology in the years of 1972-75 and that I graduated with a Diploma in Mechanical Engineering Technology, that I am a Registered Engineering Technologist in the Province of Alberta; and that I have in excess of thirty years experience in the petroleum industry with over thirty years of experience in the conduct of evaluation and engineering studies related to oil and gas fields.

4. A personal field inspection of the properties was not made, however, such an inspection was not considered necessary in view of the information available from public information and records, the files of Legend Energy Canada Ltd. and the appropriate provincial regulatory authorities.

(signed) "R. Baribeau"

R. Baribeau, R.E.T.

INDEPENDENT PETROLEUM ENGINEERS CONSENT

The undersigned firm of Independent Petroleum Engineers, of Calgary, Alberta, Canada, knows that it is named as having prepared an evaluation of the oil and gas properties of Legend Energy Canada Ltd., dated March 18, 2014, and hereby gives its consent to the use of its name and to the use of the said estimates.

InSite Petroleum Consultants Ltd.

PERMIT TO PRACTICE
INSITE PETROLEUM CONSULTANTS LTD.
Signature: *(signed) "L.K. Lindstrom"*
Date: March 18, 2014
PERMIT NUMBER: P 5305
The Association of Professional Engineers, Geologists and Geophysicists of Alberta

(signed) "L.K. Lindstrom"

L.K. Lindstrom, P. Eng.
Managing Director

From the Electronic Code of Federal Regulations

http://www.sec.gov/divisions/corpfin/ecfrlinks.shtml

PART 210—FORM AND CONTENT OF AND REQUIREMENTS FOR FINANCIAL STATEMENTS, SECURITIES ACT OF 1933, SECURITIES EXCHANGE ACT OF 1934, INVESTMENT COMPANY ACT OF 1940, INVESTMENT ADVISERS ACT OF 1940, AND ENERGY POLICY AND CONSERVATION ACT OF 1975

§ 210.4-10 Financial accounting and reporting for oil and gas producing activities pursuant to the Federal securities laws and the Energy Policy and Conservation Act of 1975.

This section prescribes financial accounting and reporting standards for registrants with the Commission engaged in oil and gas producing activities in filings under the Federal securities laws and for the preparation of accounts by persons engaged, in whole or in part, in the production of crude oil or natural gas in the United States, pursuant to section 503 of the Energy Policy and Conservation Act of 1975 (42 U.S.C. 6383) (*EPCA*) and section 11(c) of the Energy Supply and Environmental Coordination Act of 1974 (15 U.S.C. 796) (*ESECA*), as amended by section 505 of EPCA. The application of this section to those oil and gas producing operations of companies regulated for ratemaking purposes on an individual-company-cost-of-service basis may, however, give appropriate recognition to differences arising because of the effect of the ratemaking process.

Exemption. Any person exempted by the Department of Energy from any record-keeping or reporting requirements pursuant to section 11(c) of ESECA, as amended, is similarly exempted from the related provisions of this section in the preparation of accounts pursuant to EPCA. This exemption does not affect the applicability of this section to filings pursuant to the Federal securities laws.

Definitions

(a) *Definitions.* The following definitions apply to the terms listed below as they are used in this section:

(1) *Acquisition of properties.* Costs incurred to purchase, lease or otherwise acquire a property, including costs of lease bonuses and options to purchase or lease properties, the portion of costs applicable to minerals when land including mineral rights is purchased in fee, brokers' fees, recording fees, legal costs, and other costs incurred in acquiring properties.

(2) *Analogous reservoir.* Analogous reservoirs, as used in resources assessments, have similar rock and fluid properties, reservoir conditions (depth, temperature, and pressure) and drive mechanisms, but are typically at a more advanced stage of development than the reservoir of interest and thus may provide concepts to assist in the interpretation of more limited data and estimation of recovery. When used to support proved reserves, an "analogous reservoir" refers to a reservoir that shares the following characteristics with the reservoir of interest:

(i) Same geological formation (but not necessarily in pressure communication with the reservoir of interest);

(ii) Same environment of deposition;

(iii) Similar geological structure; and

(iv) Same drive mechanism.

Instruction to paragraph (a)(2): Reservoir properties must, in the aggregate, be no more favorable in the analog than in the reservoir of interest.

(3) *Bitumen.* Bitumen, sometimes referred to as natural bitumen, is petroleum in a solid or semi-solid state in natural deposits with a viscosity greater than 10,000 centipoise measured at original temperature in the deposit and atmospheric pressure, on a gas free basis. In its natural state it usually contains sulfur, metals, and other non-hydrocarbons.

(4) *Condensate*. Condensate is a mixture of hydrocarbons that exists in the gaseous phase at original reservoir temperature and pressure, but that, when produced, is in the liquid phase at surface pressure and temperature.

(5) *Deterministic estimate*. The method of estimating reserves or resources is called deterministic when a single value for each parameter (from the geoscience, engineering, or economic data) in the reserves calculation is used in the reserves estimation procedure.

(6) *Developed oil and gas reserves*. Developed oil and gas reserves are reserves of any category that can be expected to be recovered:

(i) Through existing wells with existing equipment and operating methods or in which the cost of the required equipment is relatively minor compared to the cost of a new well; and

(ii) Through installed extraction equipment and infrastructure operational at the time of the reserves estimate if the extraction is by means not involving a well.

(7) *Development costs*. Costs incurred to obtain access to proved reserves and to provide facilities for extracting, treating, gathering and storing the oil and gas. More specifically, development costs, including depreciation and applicable operating costs of support equipment and facilities and other costs of development activities, are costs incurred to:

(i) Gain access to and prepare well locations for drilling, including surveying well locations for the purpose of determining specific development drilling sites, clearing ground, draining, road building, and relocating public roads, gas lines, and power lines, to the extent necessary in developing the proved reserves.

(ii) Drill and equip development wells, development-type stratigraphic test wells, and service wells, including the costs of platforms and of well equipment such as casing, tubing, pumping equipment, and the wellhead assembly.

(iii) Acquire, construct, and install production facilities such as lease flow lines, separators, treaters, heaters, manifolds, measuring devices, and production storage tanks, natural gas cycling and processing plants, and central utility and waste disposal systems.

(iv) Provide improved recovery systems.

(8) *Development project*. A development project is the means by which petroleum resources are brought to the status of economically producible. As examples, the development of a single reservoir or field, an incremental development in a producing field, or the integrated development of a group of several fields and associated facilities with a common ownership may constitute a development project.

(9) *Development well*. A well drilled within the proved area of an oil or gas reservoir to the depth of a stratigraphic horizon known to be productive.

(10) *Economically producible*. The term economically producible, as it relates to a resource, means a resource which generates revenue that exceeds, or is reasonably expected to exceed, the costs of the operation. The value of the products that generate revenue shall be determined at the terminal point of oil and gas producing activities as defined in paragraph (a)(16) of this section.

(11) *Estimated ultimate recovery (EUR)*. Estimated ultimate recovery is the sum of reserves remaining as of a given date and cumulative production as of that date.

(12) *Exploration costs*. Costs incurred in identifying areas that may warrant examination and in examining specific areas that are considered to have prospects of containing oil and gas reserves, including costs of drilling exploratory wells and exploratory-type stratigraphic test wells. Exploration costs may be incurred both before acquiring the related property (sometimes referred to in part as prospecting costs) and after acquiring the property. Principal types of exploration costs, which include depreciation and applicable operating costs of support equipment and facilities and other costs of exploration activities, are:

(i) Costs of topographical, geographical and geophysical studies, rights of access to properties to conduct those studies, and salaries and other expenses of geologists, geophysical crews, and others conducting those studies. Collectively, these are sometimes referred to as geological and geophysical or *G&G* costs.

(ii) Costs of carrying and retaining undeveloped properties, such as delay rentals, ad valorem taxes on properties, legal costs for title defense, and the maintenance of land and lease records.

(iii) Dry hole contributions and bottom hole contributions.

(iv) Costs of drilling and equipping exploratory wells.

(v) Costs of drilling exploratory-type stratigraphic test wells.

(13) *Exploratory well.* An exploratory well is a well drilled to find a new field or to find a new reservoir in a field previously found to be productive of oil or gas in another reservoir. Generally, an exploratory well is any well that is not a development well, an extension well, a service well, or a stratigraphic test well as those items are defined in this section.

(14) *Extension well.* An extension well is a well drilled to extend the limits of a known reservoir.

(15) *Field.* An area consisting of a single reservoir or multiple reservoirs all grouped on or related to the same individual geological structural feature and/or stratigraphic condition. There may be two or more reservoirs in a field that are separated vertically by intervening impervious, strata, or laterally by local geologic barriers, or by both. Reservoirs that are associated by being in overlapping or adjacent fields may be treated as a single or common operational field. The geological terms *structural feature* and *stratigraphic condition* are intended to identify localized geological features as opposed to the broader terms of basins, trends, provinces, plays, areas-of-interest, etc.

(16) *Oil and gas producing activities.* (i) Oil and gas producing activities include:

(A) The search for crude oil, including condensate and natural gas liquids, or natural gas ("oil and gas") in their natural states and original locations;

(B) The acquisition of property rights or properties for the purpose of further exploration or for the purpose of removing the oil or gas from such properties;

(C) The construction, drilling, and production activities necessary to retrieve oil and gas from their natural reservoirs, including the acquisition, construction, installation, and maintenance of field gathering and storage systems, such as:

(*1*) Lifting the oil and gas to the surface; and

(*2*) Gathering, treating, and field processing (as in the case of processing gas to extract liquid hydrocarbons); and

(D) Extraction of saleable hydrocarbons, in the solid, liquid, or gaseous state, from oil sands, shale, coalbeds, or other nonrenewable natural resources which are intended to be upgraded into synthetic oil or gas, and activities undertaken with a view to such extraction.

Instruction 1 to paragraph (a)(16)(i): The oil and gas production function shall be regarded as ending at a "terminal point", which is the outlet valve on the lease or field storage tank. If unusual physical or operational circumstances exist, it may be appropriate to regard the terminal point for the production function as:

a. The first point at which oil, gas, or gas liquids, natural or synthetic, are delivered to a main pipeline, a common carrier, a refinery, or a marine terminal; and

b. In the case of natural resources that are intended to be upgraded into synthetic oil or gas, if those natural resources are delivered to a purchaser prior to upgrading, the first point at which the natural

resources are delivered to a main pipeline, a common carrier, a refinery, a marine terminal, or a facility which upgrades such natural resources into synthetic oil or gas.

Instruction 2 to paragraph (a)(16)(i): For purposes of this paragraph (a)(16), the term *saleable hydrocarbons* means hydrocarbons that are saleable in the state in which the hydrocarbons are delivered.

(ii) Oil and gas producing activities do not include:

(A) Transporting, refining, or marketing oil and gas;

(B) Processing of produced oil, gas or natural resources that can be upgraded into synthetic oil or gas by a registrant that does not have the legal right to produce or a revenue interest in such production;

(C) Activities relating to the production of natural resources other than oil, gas, or natural resources from which synthetic oil and gas can be extracted; or

(D) Production of geothermal steam.

(17) *Possible reserves*. Possible reserves are those additional reserves that are less certain to be recovered than probable reserves.

(i) When deterministic methods are used, the total quantities ultimately recovered from a project have a low probability of exceeding proved plus probable plus possible reserves. When probabilistic methods are used, there should be at least a 10% probability that the total quantities ultimately recovered will equal or exceed the proved plus probable plus possible reserves estimates.

(ii) Possible reserves may be assigned to areas of a reservoir adjacent to probable reserves where data control and interpretations of available data are progressively less certain. Frequently, this will be in areas where geoscience and engineering data are unable to define clearly the area and vertical limits of commercial production from the reservoir by a defined project.

(iii) Possible reserves also include incremental quantities associated with a greater percentage recovery of the hydrocarbons in place than the recovery quantities assumed for probable reserves.

(iv) The proved plus probable and proved plus probable plus possible reserves estimates must be based on reasonable alternative technical and commercial interpretations within the reservoir or subject project that are clearly documented, including comparisons to results in successful similar projects.

(v) Possible reserves may be assigned where geoscience and engineering data identify directly adjacent portions of a reservoir within the same accumulation that may be separated from proved areas by faults with displacement less than formation thickness or other geological discontinuities and that have not been penetrated by a wellbore, and the registrant believes that such adjacent portions are in communication with the known (proved) reservoir. Possible reserves may be assigned to areas that are structurally higher or lower than the proved area if these areas are in communication with the proved reservoir.

(vi) Pursuant to paragraph (a)(22)(iii) of this section, where direct observation has defined a highest known oil (HKO) elevation and the potential exists for an associated gas cap, proved oil reserves should be assigned in the structurally higher portions of the reservoir above the HKO only if the higher contact can be established with reasonable certainty through reliable technology. Portions of the reservoir that do not meet this reasonable certainty criterion may be assigned as probable and possible oil or gas based on reservoir fluid properties and pressure gradient interpretations.

(18) *Probable reserves*. Probable reserves are those additional reserves that are less certain to be recovered than proved reserves but which, together with proved reserves, are as likely as not to be recovered.

(i) When deterministic methods are used, it is as likely as not that actual remaining quantities recovered will exceed the sum of estimated proved plus probable reserves. When probabilistic methods are used, there should be at least a 50% probability that the actual quantities recovered will equal or exceed the proved plus probable reserves estimates.

(ii) Probable reserves may be assigned to areas of a reservoir adjacent to proved reserves where data control or interpretations of available data are less certain, even if the interpreted reservoir continuity of structure or productivity does not meet the reasonable certainty criterion. Probable reserves may be assigned to areas that are structurally higher than the proved area if these areas are in communication with the proved reservoir.

(iii) Probable reserves estimates also include potential incremental quantities associated with a greater percentage recovery of the hydrocarbons in place than assumed for proved reserves.

(iv) See also guidelines in paragraphs (a)(17)(iv) and (a)(17)(vi) of this section.

(19) *Probabilistic estimate.* The method of estimation of reserves or resources is called probabilistic when the full range of values that could reasonably occur for each unknown parameter (from the geoscience and engineering data) is used to generate a full range of possible outcomes and their associated probabilities of occurrence.

(20) *Production costs.* (i) Costs incurred to operate and maintain wells and related equipment and facilities, including depreciation and applicable operating costs of support equipment and facilities and other costs of operating and maintaining those wells and related equipment and facilities. They become part of the cost of oil and gas produced. Examples of production costs (sometimes called lifting costs) are:

(A) Costs of labor to operate the wells and related equipment and facilities.

(B) Repairs and maintenance.

(C) Materials, supplies, and fuel consumed and supplies utilized in operating the wells and related equipment and facilities.

(D) Property taxes and insurance applicable to proved properties and wells and related equipment and facilities.

(E) Severance taxes.

(ii) Some support equipment or facilities may serve two or more oil and gas producing activities and may also serve transportation, refining, and marketing activities. To the extent that the support equipment and facilities are used in oil and gas producing activities, their depreciation and applicable operating costs become exploration, development or production costs, as appropriate. Depreciation, depletion, and amortization of capitalized acquisition, exploration, and development costs are not production costs but also become part of the cost of oil and gas produced along with production (lifting) costs identified above.

(21) *Proved area.* The part of a property to which proved reserves have been specifically attributed.

(22) *Proved oil and gas reserves.* Proved oil and gas reserves are those quantities of oil and gas, which, by analysis of geoscience and engineering data, can be estimated with reasonable certainty to be economically producible—from a given date forward, from known reservoirs, and under existing economic conditions, operating methods, and government regulations—prior to the time at which contracts providing the right to operate expire, unless evidence indicates that renewal is reasonably certain, regardless of whether deterministic or probabilistic methods are used for the estimation. The project to extract the hydrocarbons must have commenced or the operator must be reasonably certain that it will commence the project within a reasonable time.

(i) The area of the reservoir considered as proved includes:

(A) The area identified by drilling and limited by fluid contacts, if any, and

(B) Adjacent undrilled portions of the reservoir that can, with reasonable certainty, be judged to be continuous with it and to contain economically producible oil or gas on the basis of available geoscience and engineering data.

(ii) In the absence of data on fluid contacts, proved quantities in a reservoir are limited by the lowest known hydrocarbons (LKH) as seen in a well penetration unless geoscience, engineering, or performance data and reliable technology establishes a lower contact with reasonable certainty.

(iii) Where direct observation from well penetrations has defined a highest known oil (HKO) elevation and the potential exists for an associated gas cap, proved oil reserves may be assigned in the structurally higher portions of the reservoir only if geoscience, engineering, or performance data and reliable technology establish the higher contact with reasonable certainty.

(iv) Reserves which can be produced economically through application of improved recovery techniques (including, but not limited to, fluid injection) are included in the proved classification when:

(A) Successful testing by a pilot project in an area of the reservoir with properties no more favorable than in the reservoir as a whole, the operation of an installed program in the reservoir or an analogous reservoir, or other evidence using reliable technology establishes the reasonable certainty of the engineering analysis on which the project or program was based; and

(B) The project has been approved for development by all necessary parties and entities, including governmental entities.

(v) Existing economic conditions include prices and costs at which economic producibility from a reservoir is to be determined. The price shall be the average price during the 12-month period prior to the ending date of the period covered by the report, determined as an unweighted arithmetic average of the first-day-of-the-month price for each month within such period, unless prices are defined by contractual arrangements, excluding escalations based upon future conditions.

(23) *Proved properties*. Properties with proved reserves.

(24) *Reasonable certainty*. If deterministic methods are used, reasonable certainty means a high degree of confidence that the quantities will be recovered. If probabilistic methods are used, there should be at least a 90% probability that the quantities actually recovered will equal or exceed the estimate. A high degree of confidence exists if the quantity is much more likely to be achieved than not, and, as changes due to increased availability of geoscience (geological, geophysical, and geochemical), engineering, and economic data are made to estimated ultimate recovery (EUR) with time, reasonably certain EUR is much more likely to increase or remain constant than to decrease.

(25) *Reliable technology*. Reliable technology is a grouping of one or more technologies (including computational methods) that has been field tested and has been demonstrated to provide reasonably certain results with consistency and repeatability in the formation being evaluated or in an analogous formation.

(26) *Reserves*. Reserves are estimated remaining quantities of oil and gas and related substances anticipated to be economically producible, as of a given date, by application of development projects to known accumulations. In addition, there must exist, or there must be a reasonable expectation that there will exist, the legal right to produce or a revenue interest in the production, installed means of delivering oil and gas or related substances to market, and all permits and financing required to implement the project.

Note to paragraph (a)(26): Reserves should not be assigned to adjacent reservoirs isolated by major, potentially sealing, faults until those reservoirs are penetrated and evaluated as economically producible. Reserves should not be assigned to areas that are clearly separated from a known accumulation by a non-productive reservoir (*i.e.* , absence of reservoir, structurally low reservoir, or negative test results). Such areas may contain prospective resources (*i.e.* , potentially recoverable resources from undiscovered accumulations).

(27) *Reservoir*. A porous and permeable underground formation containing a natural accumulation of producible oil and/or gas that is confined by impermeable rock or water barriers and is individual and separate from other reservoirs.

(28) *Resources*. Resources are quantities of oil and gas estimated to exist in naturally occurring accumulations. A portion of the resources may be estimated to be recoverable, and another portion may be considered to be unrecoverable. Resources include both discovered and undiscovered accumulations.

(29) *Service well.* A well drilled or completed for the purpose of supporting production in an existing field. Specific purposes of service wells include gas injection, water injection, steam injection, air injection, salt-water disposal, water supply for injection, observation, or injection for in-situ combustion.

(30) *Stratigraphic test well.* A stratigraphic test well is a drilling effort, geologically directed, to obtain information pertaining to a specific geologic condition. Such wells customarily are drilled without the intent of being completed for hydrocarbon production. The classification also includes tests identified as core tests and all types of expendable holes related to hydrocarbon exploration. Stratigraphic tests are classified as "exploratory type" if not drilled in a known area or "development type" if drilled in a known area.

(31) *Undeveloped oil and gas reserves.* Undeveloped oil and gas reserves are reserves of any category that are expected to be recovered from new wells on undrilled acreage, or from existing wells where a relatively major expenditure is required for recompletion.

(i) Reserves on undrilled acreage shall be limited to those directly offsetting development spacing areas that are reasonably certain of production when drilled, unless evidence using reliable technology exists that establishes reasonable certainty of economic producibility at greater distances.

(ii) Undrilled locations can be classified as having undeveloped reserves only if a development plan has been adopted indicating that they are scheduled to be drilled within five years, unless the specific circumstances, justify a longer time.

(iii) Under no circumstances shall estimates for undeveloped reserves be attributable to any acreage for which an application of fluid injection or other improved recovery technique is contemplated, unless such techniques have been proved effective by actual projects in the same reservoir or an analogous reservoir, as defined in paragraph (a)(2) of this section, or by other evidence using reliable technology establishing reasonable certainty.

(32) *Unproved properties.* Properties with no proved reserves.

Successful Efforts Method

(b) A reporting entity that follows the successful efforts method shall comply with the accounting and financial reporting disclosure requirements of FASB ASC Topic 932, *Extractive Activities—Oil and Gas* .

Full Cost Method

(c) *Application of the full cost method of accounting.* A reporting entity that follows the full cost method shall apply that method to all of its operations and to the operations of its subsidiaries, as follows:

(1) *Determination of cost centers.* Cost centers shall be established on a country-by-country basis.

(2) *Costs to be capitalized.* All costs associated with property acquisition, exploration, and development activities (as defined in paragraph (a) of this section) shall be capitalized within the appropriate cost center. Any internal costs that are capitalized shall be limited to those costs that can be directly identified with acquisition, exploration, and development activities undertaken by the reporting entity for its own account, and shall not include any costs related to production, general corporate overhead, or similar activities.

(3) *Amortization of capitalized costs.* Capitalized costs within a cost center shall be amortized on the unit-of-production basis using proved oil and gas reserves, as follows:

(i) Costs to be amortized shall include (A) all capitalized costs, less accumulated amortization, other than the cost of properties described in paragraph (ii) below; (B) the estimated future expenditures (based on current costs) to be incurred in developing proved reserves; and (C) estimated dismantlement and abandonment costs, net of estimated salvage values.

(ii) The cost of investments in unproved properties and major development projects may be excluded from capitalized costs to be amortized, subject to the following:

(A) All costs directly associated with the acquisition and evaluation of unproved properties may be excluded from the amortization computation until it is determined whether or not proved reserves can be assigned to the properties, subject to the following conditions:

(*1*) Until such a determination is made, the properties shall be assessed at least annually to ascertain whether impairment has occurred. Unevaluated properties whose costs are individually significant shall be assessed individually. Where it is not practicable to individually assess the amount of impairment of properties for which costs are not individually significant, such properties may be grouped for purposes of assessing impairment. Impairment may be estimated by applying factors based on historical experience and other data such as primary lease terms of the properties, average holding periods of unproved properties, and geographic and geologic data to groupings of individually insignificant properties and projects. The amount of impairment assessed under either of these methods shall be added to the costs to be amortized.

(*2*) The costs of drilling exploratory dry holes shall be included in the amortization base immediately upon determination that the well is dry.

(*3*) If geological and geophysical costs cannot be directly associated with specific unevaluated properties, they shall be included in the amortization base as incurred. Upon complete evaluation of a property, the total remaining excluded cost (net of any impairment) shall be included in the full cost amortization base.

(B) Certain costs may be excluded from amortization when incurred in connection with major development projects expected to entail significant costs to ascertain the quantities of proved reserves attributable to the properties under development (e.g., the installation of an offshore drilling platform from which development wells are to be drilled, the installation of improved recovery programs, and similar major projects undertaken in the expectation of significant additions to proved reserves). The amounts which may be excluded are applicable portions of (*1*) the costs that relate to the major development project and have not previously been included in the amortization base, and (*2*) the estimated future expenditures associated with the development project. The excluded portion of any common costs associated with the development project should be based, as is most appropriate in the circumstances, on a comparison of either (*i*) existing proved reserves to total proved reserves expected to be established upon completion of the project, or (*ii*) the number of wells to which proved reserves have been assigned and total number of wells expected to be drilled. Such costs may be excluded from costs to be amortized until the earlier determination of whether additional reserves are proved or impairment occurs.

(C) Excluded costs and the proved reserves related to such costs shall be transferred into the amortization base on an ongoing (well-by-well or property-by-property) basis as the project is evaluated and proved reserves established or impairment determined. Once proved reserves are established, there is no further justification for continued exclusion from the full cost amortization base even if other factors prevent immediate production or marketing.

(iii) Amortization shall be computed on the basis of physical units, with oil and gas converted to a common unit of measure on the basis of their approximate relative energy content, unless economic circumstances (related to the effects of regulated prices) indicate that use of units of revenue is a more appropriate basis of computing amortization. In the latter case, amortization shall be computed on the basis of current gross revenues (excluding royalty payments and net profits disbursements) from production in relation to future gross revenues, based on current prices (including consideration of changes in existing prices provided only by contractual arrangements), from estimated production of proved oil and gas reserves. The effect of a significant price increase during the year on estimated future gross revenues shall be reflected in the amortization provision only for the period after the price increase occurs.

(iv) In some cases it may be more appropriate to depreciate natural gas cycling and processing plants by a method other than the unit-of-production method.

(v) Amortization computations shall be made on a consolidated basis, including investees accounted for on a proportionate consolidation basis. Investees accounted for on the equity method shall be treated separately.

(4) *Limitation on capitalized costs.* (i) For each cost center, capitalized costs, less accumulated amortization and related deferred income taxes, shall not exceed an amount (the cost center ceiling) equal to the sum of:

(A) The present value of estimated future net revenues computed by applying current prices of oil and gas reserves (with consideration of price changes only to the extent provided by contractual arrangements) to estimated future production of proved oil and gas reserves as of the date of the latest balance sheet presented, less estimated future

expenditures (based on current costs) to be incurred in developing and producing the proved reserves computed using a discount factor of ten percent and assuming continuation of existing economic conditions; plus

(B) the cost of properties not being amortized pursuant to paragraph (i)(3)(ii) of this section; plus

(C) the lower of cost or estimated fair value of unproven properties included in the costs being amortized; less

(D) income tax effects related to differences between the book and tax basis of the properties referred to in paragraphs (i)(4)(i) (B) and (C) of this section.

(ii) If unamortized costs capitalized within a cost center, less related deferred income taxes, exceed the cost center ceiling, the excess shall be charged to expense and separately disclosed during the period in which the excess occurs. Amounts thus required to be written off shall not be reinstated for any subsequent increase in the cost center ceiling.

(5) *Production costs.* All costs relating to production activities, including workover costs incurred solely to maintain or increase levels of production from an existing completion interval, shall be charged to expense as incurred.

(6) *Other transactions.* The provisions of paragraph (h) of this section, "Mineral property conveyances and related transactions if the successful efforts method of accounting is followed," shall apply also to those reporting entities following the full cost method except as follows:

(i) *Sales and abandonments of oil and gas properties.* Sales of oil and gas properties, whether or not being amortized currently, shall be accounted for as adjustments of capitalized costs, with no gain or loss recognized, unless such adjustments would significantly alter the relationship between capitalized costs and proved reserves of oil and gas attributable to a cost center. For instance, a significant alteration would not ordinarily be expected to occur for sales involving less than 25 percent of the reserve quantities of a given cost center. If gain or loss is recognized on such a sale, total capitalization costs within the cost center shall be allocated between the reserves sold and reserves retained on the same basis used to compute amortization, unless there are substantial economic differences between the properties sold and those retained, in which case capitalized costs shall be allocated on the basis of the relative fair values of the properties. Abandonments of oil and gas properties shall be accounted for as adjustments of capitalized costs; that is, the cost of abandoned properties shall be charged to the full cost center and amortized (subject to the limitation on capitalized costs in paragraph (b) of this section).

(ii) *Purchases of reserves.* Purchases of oil and gas reserves in place ordinarily shall be accounted for as additional capitalized costs within the applicable cost center; however, significant purchases of production payments or properties with lives substantially shorter than the composite productive life of the cost center shall be accounted for separately.

(iii) *Partnerships, joint ventures and drilling arrangements.* (A) Except as provided in paragraph (i)(6)(i) of this section, all consideration received from sales or transfers of properties in connection with partnerships, joint venture operations, or various other forms of drilling arrangements involving oil and gas exploration and development activities (e.g., carried interest, turnkey wells, management fees, etc.) shall be credited to the full cost account, except to the extent of amounts that represent reimbursement of organization, offering, general and administrative expenses, etc., that are identifiable with the transaction, if such amounts are currently incurred and charged to expense.

(B) Where a registrant organizes and manages a limited partnership involved only in the purchase of proved developed properties and subsequent distribution of income from such properties, management fee income may be recognized provided the properties involved do not require aggregate development expenditures in connection with production of existing proved reserves in excess of 10% of the partnership's recorded cost of such properties. Any income not recognized as a result of this limitation would be credited to the full cost account and recognized through a lower amortization provision as reserves are produced.

(iv) *Other services.* No income shall be recognized in connection with contractual services performed (e.g. drilling, well service, or equipment supply services, etc.) in connection with properties in which the registrant or an affiliate (as defined in §210.1–02(b)) holds an ownership or other economic interest, except as follows:

(A) Where the registrant acquires an interest in the properties in connection with the service contract, income may be recognized to the extent the cash consideration received exceeds the related contract costs plus the registrant's

share of costs incurred and estimated to be incurred in connection with the properties. Ownership interests acquired within one year of the date of such a contract are considered to be acquired in connection with the service for purposes of applying this rule. The amount of any guarantees or similar arrangements undertaken as part of this contract should be considered as part of the costs related to the properties for purposes of applying this rule.

(B) Where the registrant acquired an interest in the properties at least one year before the date of the service contract through transactions unrelated to the service contract, and that interest is unaffected by the service contract, income from such contract may be recognized subject to the general provisions for elimination of inter-company profit under generally accepted accounting principles.

(C) Notwithstanding the provisions of paragraphs (i)(6)(iv) (A) and (B) of this section, no income may be recognized for contractual services performed on behalf of investors in oil and gas producing activities managed by the registrant or an affiliate. Furthermore, no income may be recognized for contractual services to the extent that the consideration received for such services represents an interest in the underlying property.

(D) Any income not recognized as a result of these rules would be credited to the full cost account and recognized through a lower amortization provision as reserves are produced.

(7) *Disclosures*. Reporting entities that follow the full cost method of accounting shall disclose all of the information required by paragraph (k) of this section, with each cost center considered as a separate geographic area, except that reasonable groupings may be made of cost centers that are not significant in the aggregate. In addition:

(i) For each cost center for each year that an income statement is required, disclose the total amount of amortization expense (per equivalent physical unit of production if amortization is computed on the basis of physical units or per dollar of gross revenue from production if amortization is computed on the basis of gross revenue).

(ii) State separately on the face of the balance sheet the aggregate of the capitalized costs of unproved properties and major development projects that are excluded, in accordance with paragraph (i)(3) of this section, from the capitalized costs being amortized. Provide a description in the notes to the financial statements of the current status of the significant properties or projects involved, including the anticipated timing of the inclusion of the costs in the amortization computation. Present a table that shows, by category of cost, (A) the total costs excluded as of the most recent fiscal year; and (B) the amounts of such excluded costs, incurred (*1*) in each of the three most recent fiscal years and (*2*) in the aggregate for any earlier fiscal years in which the costs were incurred. Categories of cost to be disclosed include acquisition costs, exploration costs, development costs in the case of significant development projects and capitalized interest.

(8) For purposes of this paragraph (c), the term "current price" shall mean the average price during the 12-month period prior to the ending date of the period covered by the report, determined as an unweighted arithmetic average of the first-day-of-the-month price for each month within such period, unless prices are defined by contractual arrangements, excluding escalations based upon future conditions.

Income Taxes

(d) *Income taxes*. Comprehensive interperiod income tax allocation by a method which complies with generally accepted accounting principles shall be followed for intangible drilling and development costs and other costs incurred that enter into the determination of taxable income and pretax accounting income in different periods.

[43 FR 60405, Dec. 27, 1978, as amended at 43 FR 60417, Dec. 27, 1978; 44 FR 57036, 57038, Oct. 9, 1979; 45 FR 27749, Apr. 24, 1980. Redesignated and amended at 45 FR 63669, Sept. 25, 1980; 47 FR 57913, Dec. 29, 1982; 48 FR 44200, Sept. 28, 1983; 49 FR 18473, May 1, 1984; 57 FR 45293, Oct. 1, 1992; 61 FR 30401, June 14, 1996; 74 FR 2190, Jan. 14, 2009; 76 FR 50119, Aug. 12, 2011]

RECONCILIATION DEFINITIONS
SEC REGULATION S-X

Revisions of Previous Estimates

Revisions represent changes in previous estimates of proved reserves either upward or downward, resulting from new information (except for an increase in proved acreage) normally obtained from *development drilling* and *production history* or resulting from *a change in economic factors*.

Development Well

A well drilled within the *proved area* of an oil or gas reservoir to the depth of a stratigraphic horizon known to be productive.

Extensions, Discoveries and Other Additions

Additions to proved reserves that result from *extensions of the proved acreage* of previously discovered (old) reservoirs through additional drilling in periods subsequent to discovery and *discovery of new fields* with proved reserves or of *new reservoirs of proved reserves* in old fields.

Improved Recovery

Changes in reserve estimates resulting from application of improved recovery techniques shall be separately shown if significant. If not significant, such changes should be included in Revisions of Previous Estimates.

Table 1
Legend Energy Canada Ltd.
DETAILED ECONOMIC SUMMARY
Dec 31, 2013 Constant Prices and Costs (SEC Compliant) (CAD)

Effective December 31, 2013 — Canada

		PDP	PDNP	PU	PD+PU	Probable	P+P
Light and Medium Oil	**Mbbl**						
Ultimate Remaining		110.4	0.0		110.4	61.5	171.9
WI Before Royalty		39.3	0.0		39.3	40.0	79.3
WI After Royalty		38.0	0.0		38.0	37.8	75.8
Royalty Interest		0.5	0.0		0.5	0.1	0.7
Total Net		38.5	0.0		38.5	37.9	76.4
Total Oil	**Mbbl**						
Ultimate Remaining		110.4	0.0		110.4	61.5	171.9
WI Before Royalty		39.3	0.0		39.3	40.0	79.3
WI After Royalty		38.0	0.0		38.0	37.8	75.8
Royalty Interest		0.5	0.0		0.5	0.1	0.7
Total Net		38.5	0.0		38.5	37.9	76.4
Sales Gas	**MMcf**						
Ultimate Remaining		5,514.2	260.5		5,774.7	3,184.3	8,958.9
WI Before Royalty		959.0	226.0		1,185.0	1,042.9	2,228.0
WI After Royalty		865.6	202.3		1,067.9	919.5	1,987.4
Royalty Interest		0.9	0.0		0.9	0.3	1.1
Total Net		866.5	202.3		1,068.8	919.7	1,988.5
NGLs	**Mbbl**						
Ultimate Remaining		20.6	2.4		23.0	92.2	115.2
WI Before Royalty		2.7	1.7		4.4	26.1	30.5
WI After Royalty		2.1	1.4		3.5	23.2	26.7
Royalty Interest		0.1	0.0		0.1	0.0	0.1
Total Net		2.1	1.4		3.5	23.2	26.7
Sulphur	**Mlt**						
Ultimate Remaining		0.0	0.0		0.0	0.1	0.1
WI Before Royalty		0.0	0.0		0.0	0.0	0.0
WI After Royalty		0.0	0.0		0.0	0.0	0.0
Royalty Interest		0.0	0.0		0.0	0.0	0.0
Total Net		0.0	0.0		0.0	0.0	0.0
BOE	**Mboe**						
Ultimate Remaining		1,050.1	45.8		1,095.9	684.4	1,780.2
WI Before Royalty		201.8	39.4		241.2	239.9	481.1
WI After Royalty		184.3	35.1		219.4	214.2	433.6
Royalty Interest		0.7	0.0		0.7	0.2	0.9
Total Net		185.1	35.1		220.2	214.4	434.6
NPV - BTAX	**M$**						
Undiscounted		2,908.7	-43.2		2,865.5	1,401.6	4,267.1
Discounted at 5%		2,219.7	-36.7		2,183.0	905.6	3,088.6
Discounted at 10%		1,779.4	-31.7		1,747.7	591.3	2,339.0
Discounted at 15%		1,481.0	-27.8		1,453.2	374.7	1,827.9
Discounted at 20%		1,268.7	-24.8		1,243.9	216.8	1,460.7
NPV - ATAX (Tax Pools)	**M$**						
Undiscounted		2,908.7	-43.2	0.0	2,865.5	1,401.6	4,267.1
Discounted at 5%		2,219.7	-36.7	0.0	2,183.0	905.6	3,088.6
Discounted at 10%		1,779.4	-31.7	0.0	1,747.7	591.3	2,339.0
Discounted at 15%		1,481.0	-27.8	0.0	1,453.2	374.7	1,827.9
Discounted at 20%		1,268.7	-24.8	0.0	1,243.9	216.8	1,460.7

Light & Medium Oil includes Shale Oil. Heavy Oil Includes Ultra Heavy in Alberta and Bitumen. Sales Gas includes Solution gas, Associated and Non- Associated gas, Coalbed Methane, Shale

insite
Petroleum Consultants Ltd.

Table 2-A
Legend Energy Canada Ltd.
DETAILED RESERVES AND PRESENT VALUE
Dec 31, 2013 Constant Prices and Costs (SEC Compliant) (CAD)
Canada

Effective December 31, 2013   Proved Developed Producing

Location	Formation	Avg Int %	Category	Oil WI Mstb	Oil RI Mstb	Oil Net Mstb	Sales Gas WI MMcf	Sales Gas RI MMcf	Sales Gas Net MMcf	NGL WI Mstb	NGL RI Mstb	NGL Net Mstb	BOE WI Mboe	BOE RI Mboe	BOE Net Mboe	Present Value 5% M$	Present Value 10% M$	Present Value 15% M$
Canada																		
Alberta																		
Joffre																		
00/09-30-039-26W4/2	Ellerslie	3.19	PDP	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.1	0.1	0.1
Joffre				0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.1	0.1	0.1
Liege																		
Liege GOB Royalty Reduction		10.00	PDP	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	105.8	91.9	81.0
Liege				0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	105.8	91.9	81.0
Medicine River																		
00/02-25-038-03W5/2	OSTRACOD	46.50	PDP	0.0	0.0	0.0	33.2	0.0	25.7	2.5	0.0	2.0	8.1	0.0	6.2	36.6	35.5	34.1
Medicine River				0.0	0.0	0.0	33.2	0.0	25.7	2.5	0.0	2.0	8.1	0.0	6.2	36.6	35.5	34.1
Turin-Retlaw																		
00/12-01-011-18W4/0	SUNBURST SS	0.29	PDP	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	1.1	1.0	0.9
00/12-07-011-18W4/0	SUNBURST SS	0.62	PDP	0.0	0.1	0.1	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.1	0.1	5.8	4.8	4.1
00/13-07-011-18W4/0	SAWTOOTH	0.62	PDP	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	1.1	1.0	0.9
00/14-07-011-18W4/0	MANNVILLE LOWER	0.62	PDP	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	2.5	2.2	2.0
00/08-18-011-18W4/3	MANNVILLE LOWER	0.62	PDP	0.0	0.1	0.1	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.1	0.1	4.6	3.9	3.4
00/09-12-011-19W4/0	SAWTOOTH	0.62	PDP	0.0	0.2	0.2	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.2	0.2	7.8	6.1	5.0
00/13-15-011-19W4/0	GLAUCONITIC	0.62	PDP	0.0	0.0	0.0	0.0	0.2	0.2	0.0	0.0	0.0	0.0	0.1	0.1	0.8	0.7	0.6
00/12-35-011-19W4/0	MANNVILLE GRP	0.46	PDP	0.0	0.0	0.0	0.0	0.6	0.6	0.0	0.0	0.0	0.0	0.1	0.1	2.0	1.7	1.5
00/10-36-011-19W4/0	MANNVILLE GRP	0.46	PDP	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Turin-Retlaw				0.0	0.4	0.4	0.0	0.8	0.8	0.0	0.1	0.1	0.0	0.6	0.6	25.7	21.5	18.4
Alberta				0.0	0.4	0.4	33.2	0.9	26.5	2.5	0.1	2.0	8.1	0.6	6.8	168.2	149.0	133.6
British Columbia																		
Clarke Lake																		
00/C-052-F/094-J-10/0	SLAVE POINT	25.00	PDP	0.0	0.0	0.0	709.3	0.0	644.8	0.0	0.0	0.0	118.2	0.0	107.5	488.2	412.7	357.2
00/D-066-G/094-J-10/0	SLAVE POINT	9.38	PDP	0.0	0.0	0.0	202.6	0.0	184.2	0.0	0.0	0.0	33.8	0.0	30.7	138.2	120.6	107.0
Clarke Lake				0.0	0.0	0.0	911.8	0.0	829.0	0.0	0.0	0.0	152.0	0.0	138.2	626.4	533.3	464.2
Fort St John																		
00/14-05-083-18W6/0	BELLOY	7.50	PDP	0.0	0.0	0.0	11.9	0.0	9.1	0.0	0.0	0.0	2.0	0.0	1.5	-2.6	-2.5	-2.3
00/16-08-083-18W6/2	BALDONNEL		PDP	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	-0.0	-0.0	-0.0
Fort St John				0.0	0.0	0.0	11.9	0.0	9.1	0.0	0.0	0.0	2.0	0.0	1.5	-2.6	-2.5	-2.3
Inga																		
00/16-19-085-23W6/0	INGA SAND	90.30	PDP	39.3	0.1	38.1	0.0	0.0	0.0	0.0	0.0	0.0	39.3	0.1	38.1	1,425.1	1,097.1	883.3
Inga				39.3	0.1	38.1	0.0	0.0	0.0	0.0	0.0	0.0	39.3	0.1	38.1	1,425.1	1,097.1	883.3
Umbach																		
00/D-079-F/094-H-03/0	BLUESKY	1.75	PDP	0.0	0.0	0.0	2.0	0.0	1.9	0.1	0.0	0.1	0.4	0.0	0.4	2.6	2.4	2.3
Umbach				0.0	0.0	0.0	2.0	0.0	1.9	0.1	0.0	0.1	0.4	0.0	0.4	2.6	2.4	2.3
British Columbia				39.3	0.1	38.1	925.8	0.0	840.0	0.1	0.0	0.1	193.7	0.1	178.2	2,051.5	1,630.4	1,347.4
Canada				39.3	0.5	38.5	959.0	0.9	866.5	2.7	0.1	2.1	201.8	0.7	185.1	2,219.7	1,779.4	1,481.0
Total				39.3	0.5	38.5	959.0	0.9	866.5	2.7	0.1	2.1	201.8	0.7	185.1	2,219.7	1,779.4	1,481.0

Table 2-B
Legend Energy Canada Ltd.
CASH FLOW TAX POOL
Dec 31, 2013 Constant Prices and Costs (SEC Compliant) (CAD)

Selection : Canada

Effective December 31, 2013

Total Proved Developed Producing Reserves

OIL, GAS & SULPHUR SUMMARY

	COMPANY OIL						
	Wells	Pool Rates bbl/d	Pool Volumes bbl	WI Volume bbl	RI Volume bbl	Price $/bbl	Revenue $
2014	7.0	36	13,162.6	3,206.6	66.9	89.64	293,429
2015	7.0	33	12,204.1	3,054.7	61.7	89.65	279,386
2016	7.0	31	11,352.0	2,917.8	57.2	89.66	266,734
2017	7.0	28	10,273.1	2,771.8	51.2	89.68	253,161
2018	6.0	25	9,141.6	2,640.5	44.8	89.70	240,880
2019	6.0	23	8,474.7	2,515.5	41.3	89.71	229,371
2020	6.0	18	6,623.9	2,402.7	32.4	89.76	218,567
2021	4.0	16	6,001.7	2,282.5	29.3	89.77	207,523
2022	4.0	15	5,588.7	2,174.4	27.1	89.77	197,636
2023	4.0	13	4,722.5	2,071.4	22.0	89.80	187,993
Sub			87,544.8	26,038.0	433.9	89.71	2,374,679
Rem			22,896.5	13,228.8	95.3	89.86	1,197,275
Total			110,441.3	39,266.9	529.2	89.76	3,571,955

	COMPANY SALES GAS							SULPHUR		TOTAL	
	Wells	Pool Rates Mcf/d	Pool Volumes Mcf	WI Volume Mcf	RI Volume Mcf	Price $/Mcf	Revenue $	Co. Share Volume lt	Price $/lt	WI Rates boe/d	Co. Share Rates boe/d
2014	9.0	2,304	840,993.4	127,644.8	211.8	2.96	378,511	0.0	70.88	68	69
2015	7.0	1,827	666,729.6	109,405.8	134.2	3.00	328,675	0.0	70.90	60	60
2016	6.0	1,573	575,784.0	97,638.5	113.7	3.02	294,753	0.0	70.91	54	54
2017	6.0	1,419	517,876.5	88,478.8	95.8	3.02	267,077	0.0	70.90	49	49
2018	6.0	1,280	467,268.7	80,414.4	80.9	3.02	242,714	0.0	70.89	45	45
2019	6.0	1,155	421,741.8	73,090.1	68.5	3.02	220,590	0.0	70.89	41	41
2020	5.0	1,036	379,072.4	66,610.9	41.5	3.02	200,967	0.0	70.90	38	38
2021	4.0	895	326,558.6	58,011.6	34.5	3.01	174,475	0.0	70.90	33	33
2022	3.0	804	293,337.9	51,919.8	28.7	3.00	155,954	0.0	70.89	30	30
2023	3.0	726	265,133.0	47,206.0	23.9	3.00	141,788	0.0	70.87	27	27
Sub			4,754,496.	800,420.7	833.4	3.00	2,405,504	0.0	70.90		
Rem			759,663.4	158,574.1	21.1	3.00	476,107	0.0	0.00		
Total			5,514,159.	958,994.8	854.4	3.00	2,881,611	0.0	70.90		

NGL SUMMARY

	CONDENSATE				ETHANE			
	WI Volume bbl	RI Volume bbl	Price $/bbl	Co. Share Revenue $	WI Volume bbl	RI Volume bbl	Price $/bbl	Co. Share Revenue $
2014	229.6	2.7	97.22	22,583.1	0.0	0.0	0.00	0.0
2015	196.8	2.3	96.74	19,266.3	0.0	0.0	0.00	0.0
2016	175.7	2.1	96.57	17,162.9	0.0	0.0	0.00	0.0
2017	159.2	1.8	96.59	15,549.1	0.0	0.0	0.00	0.0
2018	144.7	1.6	96.60	14,127.3	0.0	0.0	0.00	0.0
2019	131.5	1.4	96.61	12,836.9	0.0	0.0	0.00	0.0
2020	119.8	0.2	97.24	11,673.5	0.0	0.0	0.00	0.0
2021	31.0	0.2	97.25	3,033.3	0.0	0.0	0.00	0.0
2022	0.0	0.2	105.65	18.2	0.0	0.0	0.00	0.0
2023	0.0	0.1	105.65	14.6	0.0	0.0	0.00	0.0
Sub	1,188.2	12.6	96.82	116,265.1	0.0	0.0	0.00	0.0
Rem	0.0	0.2	105.65	25.1	0.0	0.0	0.00	0.0
Total	1,188.2	12.8	96.82	116,290.3	0.0	0.0	0.00	0.0

	PROPANE				BUTANE				TOTAL NGL		
	WI Volume bbl	RI Volume bbl	Price $/bbl	Co. Share Revenue $	WI Volume bbl	RI Volume bbl	Price $/bbl	Co. Share Revenue $	WI Volume bbl	RI Volumes bbl	CS Net Volumes bbl
2014	144.4	4.9	32.35	4,829.4	126.0	3.3	56.11	7,257.0	500.0	10.9	400.1
2015	131.2	4.3	32.37	4,384.3	114.5	2.9	56.11	6,584.3	442.4	9.5	353.7
2016	119.4	3.8	32.39	3,991.1	104.3	2.5	56.13	5,994.1	399.4	8.4	319.0
2017	108.2	3.3	32.41	3,612.5	94.5	2.2	56.14	5,426.4	361.8	7.3	288.7
2018	98.2	2.9	32.43	3,278.5	85.8	1.9	56.15	4,926.0	328.7	6.3	262.0
2019	89.2	2.5	32.45	2,977.1	78.0	1.7	56.16	4,473.5	298.7	5.6	237.8
2020	81.2	0.5	32.99	2,696.5	71.0	0.3	56.85	4,056.1	272.1	1.1	212.6
2021	20.3	0.4	33.60	697.5	18.1	0.3	56.95	1,044.7	69.4	0.9	54.6
2022	0.0	0.4	37.66	14.1	0.0	0.2	69.23	16.3	0.0	0.8	0.8
2023	0.0	0.3	37.66	11.5	0.0	0.2	69.23	13.4	0.0	0.6	0.6
Sub	792.2	23.2	32.49	26,492.6	692.1	15.6	56.23	39,791.8	2,672.5	51.4	2,130.0
Rem	0.0	0.6	37.66	24.1	0.0	0.4	69.23	25.3	0.0	1.2	1.2
Total	792.2	23.9	32.49	26,516.7	692.1	15.9	56.24	39,817.1	2,672.5	52.6	2,131.2

CASH FLOW BTAX

	Company Revenue $	Crown Royalty $	Freehold Royalty $	ORR Royalty $	Mineral Tax $	Total Royalty Burden %	Net Rev After Royalties $	Other Income $	Sask Corp Cap Tax $
2014	706,610	21,378.4	9,229.8	5,591.0	774.3	5	669,636	0.0	0.0
2015	638,296	16,070.0	8,392.5	4,700.3	679.0	5	608,454	0.0	0.0
2016	588,634	13,408.4	7,651.0	4,164.6	598.1	4	562,812	0.0	0.0
2017	544,827	11,890.2	6,936.9	3,773.9	524.8	4	521,701	0.0	0.0
2018	505,926	10,570.9	6,307.5	3,429.9	462.8	4	485,155	0.0	0.0
2019	470,248	9,393.3	5,735.3	3,117.4	408.9	4	451,593	0.0	0.0
2020	437,960	8,360.6	5,228.5	2,841.0	362.8	4	421,167	0.0	0.0
2021	386,773	14,164.5	1,384.5	2,105.9	94.5	5	369,024	0.0	0.0
2022	353,639	17,639.3	0.0	1,745.8	0.0	5	334,254	0.0	0.0
2023	329,820	16,027.8	0.0	1,587.3	0.0	5	312,205	0.0	0.0
Sub	4,962,733	138,903.3	50,865.9	33,057.2	3,905.1	5	4,736,002	0.0	0.0
Rem	1,673,457	63,947.2	0.0	5,332.1	0.0	4	1,604,177	0.0	0.0
Total	6,636,190	202,850.6	50,865.9	38,389.3	3,905.1	4	6,340,179	0.0	0.0

	Fixed Oper Expense $	Variable Operating Expense $	Other Expenses $	Total Operating Costs $	Abandon Cost & Salvage $	Net Operating Income $	Total Investment $	NET Cash Flow $	CUM Cash Flow $	Disc Cash Flow (10%) $
2014	154,750.5	171,183.7	124.9	326,059.1	0.0	343,577	45,000.0	298,577	298,577	284,725
2015	127,953.0	147,608.1	67.1	275,628.2	3,150.0	329,676	0.0	329,676	628,253	286,038
2016	126,490.5	132,503.2	56.8	259,050.5	0.0	303,762	0.0	303,762	932,015	239,658
2017	126,490.5	120,747.5	47.9	247,285.9	0.0	274,415	0.0	274,415	1,206,430	196,599
2018	126,490.5	110,382.4	40.5	236,913.4	0.0	248,242	0.0	248,242	1,454,671	161,690
2019	126,490.5	100,937.5	34.3	227,462.2	0.0	224,131	0.0	224,131	1,678,802	132,723
2020	126,490.5	92,570.9	20.8	219,082.1	735.0	201,350	0.0	201,350	1,880,152	108,372
2021	116,106.3	80,008.6	17.2	196,132.1	19,278.9	153,613	0.0	153,613	2,033,765	75,167
2022	112,237.5	71,642.7	14.4	183,894.5	0.0	150,360	0.0	150,360	2,184,125	66,891
2023	112,237.5	65,634.0	11.9	177,883.4	0.0	134,322	0.0	134,322	2,318,446	54,328
Sub	1,255,737.	1,093,218.	435.7	2,349,391.	23,163.9	2,363,446	45,000.0	2,318,446	2,318,446	1,606,191
Rem	708,315.0	253,397.3	10.5	961,722.9	52,237.5	590,217	0.0	590,217	2,908,663	173,175
Total	1,964,052.	1,346,615.	446.2	3,311,114.	75,401.4	2,953,663	45,000.0	2,908,663	2,908,663	1,779,366

CO. SHARE RESERVES LIFE (years)

Reserves Half Life	5.0
RLI (Principal Product)	8.07
Reserves Life	18.00
RLI (BOE)	8.1

TOTAL RESERVES - SALES

	GROSS	WI	CO SH	NET
Oil (bbl)	110,441	39,267	39,796	38,523
Gas (Mcf)	5,514,159	958,995	959,849	866,489
Gas (bbl)	919,027	159,832	159,975	144,415
*NGL (bbl)	14,066	1,484	1,524	1,196
Cond (bbl)	6,552	1,188	1,201	935
Total (bbl)	1,050,086	201,772	202,496	185,069

*This NGL Value includes only Ethane, Propane and Butane. Condensate and Field Condensate are included in the Condensate line.

NET PRESENT VALUES BEFORE TAX

Discount Rate %	Op Income $	Investment $	Cash Flow $	NPV/BOE $/BOE
0	2,953,663	45,000.0	2,908,663	14.36
5	2,263,520	43,837.4	2,219,682	10.96
8	1,977,211	43,179.8	1,934,031	9.55
10	1,822,122	42,756.8	1,779,366	8.79
15	1,522,766	41,749.2	1,481,017	7.31
20	1,309,478	40,806.7	1,268,671	6.27

CAPITAL (undisc)

		Unrisked	Risked
Cost Of Prod.	$/BOEPD	654.99	654.99
Cost Of Reserves	$/BOE	0.22	0.22
Prob Of Success	%	100.00	
Chance Of	%	100.00	

ECONOMIC INDICATORS

		BTAX Unrisked	BTAX Risked	ATAX Unrisked	ATAX Risked
Discount Rate	(%)	10.0	10.0	10.0	10.0
Payout	(Yrs)	0.00	0.00	0.00	0.00
Discounted Payout	(Yrs)	0.00	0.00	0.00	0.00
DCF Rate of Return	(%)	> 200.0	> 200.0	> 200.0	> 200.0
NPV/Undisc Invest		39.5	39.5	39.5	39.5
NPV/Disc Invest		41.6	41.6	41.6	41.6
Undisc NPV/Undisc Invest		64.6	64.6	64.6	64.6
NPV/DIS Cap Exposure		41.6	41.6	41.6	41.6
NPV/BOEPD	(M$/boepd)	25.9	25.9	25.9	25.9

FIRST 12 MONTHS AVG. PERFORMANCE (undisc)

		WI Unrisked	WI Risked	Co. Share Unrisked	Co. Share Risked
Prod (3 Mo Ave)	(BOEPD)	70.79	70.79	71.16	71.16
Prod (12 Mo Ave)	(BOEPD)	68.39	68.39	68.70	68.70
Price	($/BOE)	28.05	28.05	28.16	28.16
Royalties	($/BOE)	1.48	1.48	1.47	1.47
Operating Costs	($/BOE)	13.05	13.05	12.99	12.99
NetBack	($/BOE)	13.75	13.75	13.69	13.69
Recycle Ratio	(ratio)	61.67	61.67	61.61	61.61

INSITE Petroleum Consultants Ltd.

Table 2-B
Legend Energy Canada Ltd.
CASH FLOW TAX POOL
Dec 31, 2013 Constant Prices and Costs (SEC Compliant) (CAD)

Selection : Canada

Effective December 31, 2013

Total Proved Developed Producing Reserves

CASH FLOW ATAX

	Income Before Tax Loss	Tax Loss Generated	Tax Loss Claim	Federal Taxable Income	Basic Federal Tax	Federal M&P Tax Credit	Federal Surtax	Invest Tax Credit	Federal Income Tax	Attributed Royalty Income	Provincial Taxable Income	Basic Provincial Tax	Provincial M&P Tax Credit	Provincial Income Tax	Total Income Tax	BTAX Cash Flow	ATAX Cash Flow	CUM Cash Flow	Disc Cash Flow (10%)
	$	$	$	$	$	$	$	$	$	$	$	$	$	$	$	$	$	$	$
2014	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	298,577	298,577	298,577	284,725
2015	-2,728,610.	2,728,610.	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	329,676	329,676	628,253	286,038
2016	-2,010,520.	2,010,520.	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	303,762	303,762	932,015	239,658
2017	-1,498,979.	1,498,979.	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	274,415	274,415	1,206,430	196,599
2018	-1,129,218.	1,129,218.	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	248,242	248,242	1,454,671	161,690
2019	-861,058.3	861,058.3	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	224,131	224,131	1,678,802	132,723
2020	-666,046.2	666,046.2	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	201,350	201,350	1,880,152	108,372
2021	-544,868.3	544,868.3	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	153,613	153,613	2,033,765	75,167
2022	-421,420.2	421,420.2	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	150,360	150,360	2,184,125	66,891
2023	-343,319.3	343,319.3	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	134,322	134,322	2,318,446	54,328
Sub	-10,204,040	10,204,04	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	2,318,446	2,318,446	2,318,446	1,606,191
Rem	-2,758,654.	2,758,654.	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	590,217	590,217	2,908,663	173,175
Total	-12,962,695	12,962,69	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	2,908,663	2,908,663	2,908,663	1,779,366

TAXABLE INCOME

	Resource Revenue	Resource Royalty	Plus Non-Deduct Royalty	Resource Allowance	Resource Operating Cost	Resource CCA	Resource Overhead	Net Production Royalty	Net Resource Royalty Income	Net Other Resource Income	COGPE	CDE	CEE	Depletion Allowance	Resource Taxable Income
	$	$	$	$	$	$	$	$	$	$	$	$	$	$	$
2014	700,628	43,492.5	0.0	0.0	325,934.2	462,471.8	0.0	0.0	-8,963.8	0.0	871,642.7	-6,172,760.2	0.0	0.0	0.0
2015	632,997	36,427.7	0.0	0.0	278,711.1	352,478.8	0.0	0.0	-7,860.9	0.0	784,478.4	1,901,650.4	0.0	0.0	-2,728,610.6
2016	583,772	32,202.8	0.0	0.0	258,993.7	264,359.1	0.0	0.0	-7,009.5	0.0	706,030.6	1,325,696.4	0.0	0.0	-2,010,520.5
2017	540,494	29,143.0	0.0	0.0	247,238.0	198,269.3	0.0	0.0	-6,426.2	0.0	635,427.5	922,969.1	0.0	0.0	-1,498,979.1
2018	502,142	26,454.7	0.0	0.0	236,872.9	148,702.0	0.0	0.0	-5,993.9	0.0	571,884.8	641,452.0	0.0	0.0	-1,129,218.3
2019	466,784	24,017.0	0.0	0.0	227,428.0	111,526.5	0.0	0.0	-5,423.0	0.0	514,696.3	444,752.0	0.0	0.0	-861,058.3
2020	435,317	21,863.1	0.0	0.0	219,796.4	83,644.9	0.0	0.0	-5,447.4	0.0	463,226.7	307,384.5	0.0	0.0	-666,046.2
2021	384,394	19,508.2	0.0	0.0	215,393.8	62,733.7	0.0	0.0	-1,127.9	0.0	416,904.0	213,594.4	0.0	0.0	-544,868.3
2022	351,448	17,639.3	0.0	0.0	183,880.2	47,050.2	0.0	0.0	430.8	0.0	375,213.6	149,516.1	0.0	0.0	-421,420.2
2023	328,034	16,027.8	0.0	0.0	177,871.5	35,287.7	0.0	0.0	187.1	0.0	337,692.2	104,661.2	0.0	0.0	-343,319.3
Sub	4,926,009	266,776.1	0.0	0.0	2,372,119.7	1,766,524.0	0.0	0.0	-47,634.7	0.0	5,677,196.8	-161,084.2	0.0	0.0	-10,204,040.8
Rem	1,665,947	63,947.2	0.0	0.0	1,013,949.8	105,862.2	0.0	0.0	2,166.9	0.0	2,998,799.9	244,209.4	0.0	0.0	-2,758,654.6
Total	6,591,956	330,723.3	0.0	0.0	3,386,069.6	1,872,386.2	0.0	0.0	-45,467.8	0.0	8,675,996.7	83,125.2	0.0	0.0	-12,962,695.4

TAX LOSS POOL

	Net Processing Income	Class 41 CCA	Processing Overhead	M&P Taxable Income	Other Business Income	Class 1 CCA	Class 2 CCA	Non Resource Overhead	Other Taxable Income	Overhead to CEE	Overhead to CDE	COGPE Pool	CDE Pool	CEE Pool	Depletion Pool	Acri Pool	Tax Loss Pool
	$	$	$	$	$	$	$	$	$	$	$	$	$	$	$	$	$
2014	0.0	5,625.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	7,844,784.3	6,358,513.4	0.0	0.0	0.0	0.0
2015	0.0	9,843.8	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	7,060,305.9	4,437,184.3	0.0	0.0	0.0	2,728,610.6
2016	0.0	7,382.8	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	6,354,275.3	3,093,291.5	0.0	0.0	0.0	4,739,131.1
2017	0.0	5,537.1	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	5,718,847.8	2,153,594.5	0.0	0.0	0.0	6,238,110.2
2018	0.0	4,152.8	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	5,146,963.0	1,496,721.4	0.0	0.0	0.0	7,367,328.5
2019	0.0	3,114.6	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	4,632,266.7	1,037,754.6	0.0	0.0	0.0	8,228,386.9
2020	0.0	2,336.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	4,169,040.0	717,230.5	0.0	0.0	0.0	8,894,433.0
2021	0.0	1,752.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	3,752,136.0	498,386.9	0.0	0.0	0.0	9,439,301.3
2022	0.0	1,314.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	3,376,922.4	348,870.8	0.0	0.0	0.0	9,860,721.5
2023	0.0	985.5	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	3,039,230.2	244,209.6	0.0	0.0	0.0	10,204,040.
Sub	0.0	42,043.5	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	3,039,230.2	244,209.6	0.0	0.0	0.0	10,204,040.
Rem	0.0	2,956.4	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	40,430.3	0.1	0.0	0.0	0.0	12,962,695.
Total	0.0	45,000.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	40,430.3	0.1	0.0	0.0	0.0	12,962,695.

NET PRESENT VALUES AFTER TAX

Discount Rate	Op Income	Investment	Cash Flow	NPV/BOE
%	$	$	$	$/BOE
0	2,953,663	45,000.0	2,908,663	14.36
5	2,263,520	43,837.4	2,219,682	10.96
8	1,977,211	43,179.8	1,934,031	9.55
10	1,822,122	42,756.8	1,779,366	8.79
15	1,522,766	41,749.2	1,481,017	7.31
20	1,309,478	40,806.7	1,268,671	6.27

CORPORATE OPENING TAX POOLS (M$)

Class 1 Pool	0.00
Class 2 Pool	0.00
Class 6 Pool	0.00
Class 8 Pool	0.00
Class 10 Pool	0.00
Class 12 Pool	0.00
Class 41 Pool	1,827.39
Class 43 Pool	0.00
Declining Balance Pool	0.00
Declining Balance Rate	0.00
Straight Line Decline Pool	0.00
Straight Line Decline	0.00 %
COGPE Pool	8,716.43
CDE Pool	207.09
CEE Pool	0.00
Depletion Pool	0.00
ACRI Pool	0.00
Tax Loss Pool	5,160.88

INSITE Petroleum Consultants Ltd.

Table 3-A
Legend Energy Canada Ltd.
DETAILED RESERVES AND PRESENT VALUE
Dec 31, 2013 Constant Prices and Costs (SEC Compliant) (CAD)
Canada

Effective December 31, 2013

Proved Developed

Location	Formation	Avg Int	Category	Oil WI	Oil RI	Oil Net	Sales Gas WI	Sales Gas RI	Sales Gas Net	NGL WI	NGL RI	NGL Net	BOE WI	BOE RI	BOE Net	Present Value 5%	Present Value 10%	Present Value 15%
		%		Mstb	Mstb	Mstb	MMcf	MMcf	MMcf	Mstb	Mstb	Mstb	Mboe	Mboe	Mboe	M$	M$	M$
Canada																		
Alberta																		
Joffre																		
00/09-30-039-26W4/2	Ellerslie	3.19	PDP	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.1	0.1	0.1
Joffre				0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.1	0.1	0.1
Liege																		
Liege GOB Royalty Reduction		10.00	PDP	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	105.8	91.9	81.0
Liege				0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	105.8	91.9	81.0
Medicine River																		
02/05-30-038-02W5/0	HORSESHOE CANYON	91.50	PDNP	0.0	0.0	0.0	174.0	0.0	159.8	0.1	0.0	0.1	29.1	0.0	26.7	8.1	9.8	10.9
00/16-30-038-02W5/0	ELLERSLIE	63.27	PDNP	0.0	0.0	0.0	2.0	0.0	1.9	0.1	0.0	0.1	0.4	0.0	0.4	-25.5	-24.9	-24.3
00/02-25-038-03W5/2	OSTRACOD	46.50	PDP	0.0	0.0	0.0	33.2	0.0	25.7	2.5	0.0	2.0	8.1	0.0	6.2	36.6	35.5	34.1
02/02-25-038-03W5/2	MANNVILLE	72.83	PDNP	0.0	0.0	0.0	11.6	0.0	9.0	0.6	0.0	0.4	2.5	0.0	1.9	-26.4	-24.9	-23.6
Medicine River				0.0	0.0	0.0	220.8	0.0	196.3	3.3	0.0	2.5	40.1	0.0	35.2	-7.2	-4.5	-2.9
Prevo																		
02/06-21-039-01W5/2	COLONY	75.00	PDNP	0.0	0.0	0.0	38.4	0.0	31.6	1.0	0.0	0.8	7.4	0.0	6.1	7.1	8.3	9.2
Prevo				0.0	0.0	0.0	38.4	0.0	31.6	1.0	0.0	0.8	7.4	0.0	6.1	7.1	8.3	9.2
Turin-Retlaw																		
00/12-01-011-18W4/0	SUNBURST SS	0.29	PDP	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	1.1	1.0	0.9
00/12-07-011-18W4/0	SUNBURST SS	0.62	PDP	0.0	0.1	0.1	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.1	0.1	5.8	4.8	4.1
00/13-07-011-18W4/0	SAWTOOTH	0.62	PDP	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	1.1	1.0	0.9
00/14-07-011-18W4/0	MANNVILLE LOWER	0.62	PDP	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	2.5	2.2	2.0
00/08-18-011-18W4/3	MANNVILLE LOWER	0.62	PDP	0.0	0.1	0.1	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.1	0.1	4.6	3.9	3.4
00/09-12-011-19W4/0	SAWTOOTH	0.62	PDP	0.0	0.2	0.2	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.2	0.2	7.8	6.1	5.0
00/13-15-011-19W4/0	GLAUCONITIC	0.62	PDP	0.0	0.0	0.0	0.0	0.2	0.2	0.0	0.0	0.0	0.0	0.1	0.1	0.8	0.7	0.6
00/12-35-011-19W4/0	MANNVILLE GRP	0.46	PDP	0.0	0.0	0.0	0.0	0.6	0.6	0.0	0.0	0.0	0.0	0.1	0.1	2.0	1.7	1.5
00/10-36-011-19W4/0	MANNVILLE GRP	0.46	PDP	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Turin-Retlaw				0.0	0.4	0.4	0.0	0.8	0.8	0.0	0.1	0.1	0.0	0.6	0.6	25.7	21.5	18.4
Alberta				0.0	0.4	0.4	259.2	0.9	228.8	4.3	0.1	3.4	47.5	0.6	41.9	131.6	117.3	105.8
British Columbia																		
Clarke Lake																		
00/C-052-F/094-J-10/0	SLAVE POINT	25.00	PDP	0.0	0.0	0.0	709.3	0.0	644.8	0.0	0.0	0.0	118.2	0.0	107.5	488.2	412.7	357.2
00/D-066-G/094-J-10/0	SLAVE POINT	9.38	PDP	0.0	0.0	0.0	202.6	0.0	184.2	0.0	0.0	0.0	33.8	0.0	30.7	138.2	120.6	107.0
Clarke Lake				0.0	0.0	0.0	911.8	0.0	829.0	0.0	0.0	0.0	152.0	0.0	138.2	626.4	533.3	464.2
Fort St John																		
00/14-05-083-18W6/0	BELLOY	7.50	PDP	0.0	0.0	0.0	11.9	0.0	9.1	0.0	0.0	0.0	2.0	0.0	1.5	-2.6	-2.5	-2.3
00/16-08-083-18W6/2	BALDONNEL		PDP	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	-0.0	-0.0	-0.0
Fort St John				0.0	0.0	0.0	11.9	0.0	9.1	0.0	0.0	0.0	2.0	0.0	1.5	-2.6	-2.5	-2.3
Inga																		
00/16-19-085-23W6/0	INGA SAND	90.30	PDP	39.3	0.1	38.1	0.0	0.0	0.0	0.0	0.0	0.0	39.3	0.1	38.1	1,425.1	1,097.1	883.3
Inga				39.3	0.1	38.1	0.0	0.0	0.0	0.0	0.0	0.0	39.3	0.1	38.1	1,425.1	1,097.1	883.3
Umbach																		
00/D-079-F/094-H-03/0	BLUESKY	1.75	PDP	0.0	0.0	0.0	2.0	0.0	1.9	0.1	0.0	0.1	0.4	0.0	0.4	2.6	2.4	2.3
Umbach				0.0	0.0	0.0	2.0	0.0	1.9	0.1	0.0	0.1	0.4	0.0	0.4	2.6	2.4	2.3

INSITE Petroleum Consultants Ltd.

Table 3-A
Legend Energy Canada Ltd.
DETAILED RESERVES AND PRESENT VALUE
Dec 31, 2013 Constant Prices and Costs (SEC Compliant) (CAD)
Canada

Effective December 31, 2013 — Proved Developed

Location	Formation	Avg Int %	Category	Oil WI Mstb	Oil RI Mstb	Oil Net Mstb	Sales Gas WI MMcf	Sales Gas RI MMcf	Sales Gas Net MMcf	NGL WI Mstb	NGL RI Mstb	NGL Net Mstb	BOE WI Mboe	BOE RI Mboe	BOE Net Mboe	Present Value 5% M$	Present Value 10% M$	Present Value 15% M$
British Columbia				39.3	0.1	38.1	925.8	0.0	840.0	0.1	0.0	0.1	193.7	0.1	178.2	2,051.5	1,630.4	1,347.4
Canada				39.3	0.5	38.5	1,185.0	0.9	1,068.8	4.4	0.1	3.5	241.2	0.7	220.2	2,183.0	1,747.7	1,453.2
Total				39.3	0.5	38.5	1,185.0	0.9	1,068.8	4.4	0.1	3.5	241.2	0.7	220.2	2,183.0	1,747.7	1,453.2

INSITE Petroleum Consultants Ltd.

Table 3-B
Legend Energy Canada Ltd.
CASH FLOW TAX POOL
Dec 31, 2013 Constant Prices and Costs (SEC Compliant) (CAD)

Selection : Canada

Effective December 31, 2013

Total Proved Developed Reserves

OIL, GAS & SULPHUR SUMMARY

	COMPANY OIL							COMPANY SALES GAS							SULPHUR		TOTAL	
	Wells	Pool Rates bbl/d	Pool Volumes bbl	WI Volume bbl	RI Volume bbl	Price $/bbl	Revenue $	Wells	Pool Rates Mcf/d	Pool Volumes MMcf	WI Volume MMcf	RI Volume MMcf	Price $/Mcf	Revenue $	Co. Share Volume lt	Price $/lt	WI Rates boe/d	Co. Share Rates boe/d
2014	7.0	36	13,162.6	3,206.6	66.9	89.64	293,429	12.0	2,459	897.4	175.1	0.2	3.01	526,973	0.0	70.88	92	92
2015	7.0	33	12,204.1	3,054.7	61.7	89.65	279,386	10.0	2,017	736.1	168.9	0.1	3.04	513,622	0.0	70.90	88	89
2016	7.0	31	11,352.0	2,917.8	57.2	89.66	266,734	9.0	1,722	630.4	145.4	0.1	3.04	442,092	0.0	70.91	76	76
2017	7.0	28	10,273.1	2,771.8	51.2	89.68	253,161	8.0	1,549	565.3	130.1	0.1	3.04	395,279	0.0	70.90	69	69
2018	6.0	25	9,141.6	2,640.5	44.8	89.70	240,880	7.0	1,369	499.9	110.2	0.1	3.01	331,586	0.0	70.89	59	59
2019	6.0	23	8,474.7	2,515.5	41.3	89.71	229,371	6.0	1,155	421.7	73.1	0.1	3.02	220,590	0.0	70.89	41	41
2020	6.0	18	6,623.9	2,402.7	32.4	89.76	218,567	5.0	1,036	379.1	66.6	0.0	3.02	200,967	0.0	70.90	38	38
2021	4.0	16	6,001.7	2,282.5	29.3	89.77	207,523	4.0	895	326.6	58.0	0.0	3.01	174,475	0.0	70.90	33	33
2022	4.0	15	5,588.7	2,174.4	27.1	89.77	197,636	3.0	804	293.3	51.9	0.0	3.00	155,954	0.0	70.89	30	30
2023	4.0	13	4,722.5	2,071.4	22.0	89.80	187,993	3.0	726	265.1	47.2	0.0	3.00	141,788	0.0	70.87	27	27
Sub			87,544.8	26,038.0	433.9	89.71	2,374,679			5,015.0	1,026.5	0.8	3.02	3,103,326	0.0	70.90		
Rem			22,896.5	13,228.8	95.3	89.86	1,197,275			759.7	158.6	0.0	3.00	476,107	0.0	0.00		
Total			110,441.3	39,266.9	529.2	89.76	3,571,955			5,774.7	1,185.0	0.9	3.02	3,579,433	0.0	70.90		

NGL SUMMARY

	CONDENSATE				ETHANE				PROPANE				BUTANE				TOTAL NGL		
	WI Volume bbl	RI Volume bbl	Price $/bbl	Co. Share Revenue $	WI Volume bbl	RI Volume bbl	Price $/bbl	Co. Share Revenue $	WI Volume bbl	RI Volume bbl	Price $/bbl	Co. Share Revenue $	WI Volume bbl	RI Volume bbl	Price $/bbl	Co. Share Revenue $	WI Volume bbl	RI Volumes bbl	CS Net Volumes bbl
2014	375.7	2.7	97.31	36,821.0	3.6	0.0	8.74	31.2	411.1	4.9	33.76	14,043.5	314.5	3.3	56.33	17,901.3	1,104.9	10.9	875.4
2015	345.9	2.3	97.05	33,793.4	4.6	0.0	8.74	40.3	385.2	4.3	33.89	13,198.8	311.2	2.9	56.33	17,694.6	1,046.9	9.5	835.7
2016	272.4	2.1	96.80	26,564.0	3.9	0.0	8.74	34.1	211.1	3.8	32.97	7,083.9	203.7	2.5	56.42	11,632.0	691.0	8.4	556.8
2017	238.4	1.8	96.79	23,247.6	3.3	0.0	8.74	28.7	176.5	3.3	32.83	5,901.7	173.4	2.2	56.42	9,909.9	591.6	7.3	476.7
2018	145.0	1.6	96.60	14,156.3	0.0	0.0	0.00	0.0	104.2	2.9	32.49	3,476.4	91.8	1.9	56.19	5,264.7	340.9	6.3	271.0
2019	131.5	1.4	96.61	12,836.9	0.0	0.0	0.00	0.0	89.2	2.5	32.45	2,977.1	78.0	1.7	56.16	4,473.5	298.7	5.6	237.8
2020	119.8	0.2	97.24	11,673.5	0.0	0.0	0.00	0.0	81.2	0.5	32.99	2,696.5	71.0	0.3	56.85	4,056.1	272.1	1.1	212.6
2021	31.0	0.2	97.25	3,033.3	0.0	0.0	0.00	0.0	20.3	0.4	33.60	697.5	18.1	0.3	56.95	1,044.7	69.4	0.9	54.6
2022	0.0	0.2	105.65	18.2	0.0	0.0	0.00	0.0	0.0	0.4	37.66	14.1	0.0	0.2	69.23	16.3	0.0	0.8	0.8
2023	0.0	0.1	105.65	14.6	0.0	0.0	0.00	0.0	0.0	0.3	37.66	11.5	0.0	0.2	69.23	13.4	0.0	0.6	0.6
Sub	1,659.6	12.6	96.98	162,158.6	15.4	0.0	8.74	134.3	1,478.8	23.2	33.36	50,103.1	1,261.6	15.6	56.38	72,006.4	4,415.4	51.4	3,522.0
Rem	0.0	0.2	105.65	25.1	0.0	0.0	0.00	0.0	0.0	0.6	37.66	24.1	0.0	0.4	69.23	25.3	0.0	1.2	1.2
Total	1,659.6	12.8	96.98	162,183.8	15.4	0.0	8.74	134.3	1,478.8	23.9	33.36	50,127.2	1,261.6	15.9	56.38	72,031.7	4,415.4	52.6	3,523.2

CASH FLOW BTAX

	Company Revenue $	Crown Royalty $	Freehold Royalty $	ORR Royalty $	Mineral Tax $	Total Royalty Burden %	Net Rev After Royalties $	Other Income $	Sask Corp Cap Tax $	Fixed Oper Expense $	Variable Operating Expense $	Other Expenses $	Total Operating Costs $	Abandon Cost & Salvage $	Net Operating Income $	Total Investment $	NET Cash Flow $	CUM Cash Flow $	Disc Cash Flow (10%) $
2014	889,199	26,711.4	19,993.7	9,426.1	1,785.3	7	831,282	0.0	0.0	198,820.8	261,648.2	124.9	460,593.9	26,231.3	344,457	63,208.7	281,248	281,248	267,442
2015	857,735	20,800.9	21,229.2	9,695.5	1,811.6	6	804,198	0.0	0.0	186,371.3	260,035.0	67.1	446,473.4	3,150.0	354,575	0.0	354,575	635,823	307,733
2016	754,139	17,632.1	14,025.5	7,986.3	1,193.3	5	713,302	0.0	0.0	171,288.7	225,618.1	56.8	396,963.6	21,340.6	294,998	0.0	294,998	930,821	232,051
2017	687,528	15,645.5	11,967.9	7,124.5	973.5	5	651,817	0.0	0.0	170,050.5	202,272.4	47.9	372,370.8	22,702.5	256,743	0.0	256,743	1,187,564	183,938
2018	595,366	13,923.7	6,307.5	6,421.4	462.8	5	568,251	0.0	0.0	148,450.5	170,627.2	40.5	319,118.2	25,180.8	223,952	0.0	223,952	1,411,516	145,869
2019	470,248	9,393.3	5,735.3	3,117.4	408.9	4	451,593	0.0	0.0	126,490.5	100,937.5	34.3	227,462.2	0.0	224,131	0.0	224,131	1,635,647	132,723
2020	437,960	8,360.6	5,228.5	2,841.0	362.8	4	421,167	0.0	0.0	126,490.5	92,570.9	20.8	219,082.1	735.0	201,350	0.0	201,350	1,836,997	108,372
2021	386,773	14,164.5	1,384.5	2,105.9	94.5	5	369,024	0.0	0.0	116,106.3	80,008.6	17.2	196,132.1	19,278.9	153,613	0.0	153,613	1,990,609	75,167
2022	353,639	17,639.3	0.0	1,745.8	0.0	5	334,254	0.0	0.0	112,237.5	71,642.7	14.4	183,894.5	0.0	150,360	0.0	150,360	2,140,969	66,891
2023	329,820	16,027.8	0.0	1,587.3	0.0	5	312,205	0.0	0.0	112,237.5	65,634.0	11.9	177,883.4	0.0	134,322	0.0	134,322	2,275,291	54,328
Sub	5,762,408	160,298.9	85,872.1	52,051.2	7,092.6	5	5,457,093	0.0	0.0	1,468,544.	1,530,994.	435.7	2,999,974.	118,619.2	2,338,500	63,208.7	2,275,291	2,275,291	1,574,514
Rem	1,673,457	63,947.2	0.0	5,332.1	0.0	4	1,604,177	0.0	0.0	708,315.0	253,397.3	10.5	961,722.9	52,237.5	590,217	0.0	590,217	2,865,508	173,175
Total	7,435,865	224,246.2	85,872.1	57,383.3	7,092.6	5	7,061,271	0.0	0.0	2,176,859.	1,784,391.	446.2	3,961,697.	170,856.7	2,928,717	63,208.7	2,865,508	2,865,508	1,747,689

CO. SHARE RESERVES LIFE (years)

Reserves Half Life	4.1
RLI (Principal Product)	7.20
Reserves Life	18.00
RLI (BOE)	7.2

TOTAL RESERVES - SALES

	GROSS	WI	CO SH	NET
Oil (bbl)	110,441	39,267	39,796	38,523
Gas (MMcf)	5,775	1,185	1,186	1,069
Gas (bbl)	962,443	197,506	197,648	178,127
*NGL (bbl)	15,781	2,756	2,796	2,208
Cond (bbl)	7,190	1,660	1,672	1,315
Total (bbl)	1,095,855	241,188	241,912	220,173

*This NGL Value includes only Ethane, Propane and Butane. Condensate and Field Condensate are included in the Condensate line.

NET PRESENT VALUES BEFORE TAX

Discount Rate %	Op Income $	Investment $	Cash Flow $	NPV/BOE $/BOE
0	2,928,717	63,208.7	2,865,508	11.85
5	2,244,882	61,867.1	2,183,015	9.02
8	1,961,617	61,107.0	1,900,510	7.86
10	1,808,307	60,617.5	1,747,689	7.22
15	1,512,668	59,449.8	1,453,218	6.01
20	1,302,269	58,355.5	1,243,914	5.14

CAPITAL (undisc)

		Unrisked	Risked
Cost Of Prod.	$/BOEPD	687.09	687.09
Cost Of Reserves	$/BOE	0.26	0.26
Prob Of Success	%	100.00	
Chance Of	%	100.00	

ECONOMIC INDICATORS

		BTAX		ATAX	
		Unrisked	Risked	Unrisked	Risked
Discount Rate	(%)	10.0	10.0	10.0	10.0
Payout	(Yrs)	0.00	0.00	0.00	0.00
Discounted Payout	(Yrs)	0.00	0.00	0.00	0.00
DCF Rate of Return	(%)	> 200.0	> 200.0	> 200.0	> 200.0
NPV/Undisc Invest		27.6	27.6	27.6	27.6
NPV/Disc Invest		28.8	28.8	28.8	28.8
Undisc NPV/Undisc Invest		45.3	45.3	45.3	45.3
NPV/DIS Cap Exposure		28.8	28.8	28.8	28.8
NPV/BOEPD	(M$/boepd)	19.0	19.0	19.0	19.0

FIRST 12 MONTHS AVG. PERFORMANCE (undisc)

		WI		Co. Share	
		Unrisked	Risked	Unrisked	Risked
Prod (3 Mo Ave)	(BOEPD)	70.79	70.79	71.16	71.16
Prod (12 Mo Ave)	(BOEPD)	91.69	91.69	91.99	91.99
Price	($/BOE)	26.37	26.37	26.46	26.46
Royalties	($/BOE)	1.73	1.73	1.72	1.72
Operating Costs	($/BOE)	13.75	13.75	13.71	13.71
NetBack	($/BOE)	11.07	11.07	11.03	11.03
Recycle Ratio	(ratio)	42.24	42.24	42.22	42.22

INSITE Petroleum Consultants Ltd.

Table 3-B
Legend Energy Canada Ltd.
CASH FLOW TAX POOL
Dec 31, 2013 Constant Prices and Costs (SEC Compliant) (CAD)

Selection : Canada
Effective December 31, 2013   Total Proved Developed Reserves

CASH FLOW ATAX

	Income Before Tax Loss $	Tax Loss Generated $	Tax Loss Claim $	Federal Taxable Income $	Basic Federal Tax $	Federal M&P Tax Credit $	Federal Surtax $	Invest Tax Credit $	Federal Income Tax $	Attributed Royalty Income $	Provincial Taxable Income $	Basic Provincial Tax $	Provincial M&P Tax Credit $	Provincial Income Tax $	Total Income Tax $	BTAX Cash Flow $	ATAX Cash Flow $	CUM Cash Flow $	Disc Cash Flow (10%) $
2014	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	281,248	281,248	281,248	267,442
2015	-2,705,632.	2,705,632.	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	354,575	354,575	635,823	307,733
2016	-2,020,957.	2,020,957.	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	294,998	294,998	930,821	232,051
2017	-1,518,116.	1,518,116.	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	256,743	256,743	1,187,564	183,938
2018	-1,154,799.	1,154,799.	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	223,952	223,952	1,411,516	145,869
2019	-862,201.3	862,201.3	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	224,131	224,131	1,635,647	132,723
2020	-667,061.3	667,061.3	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	201,350	201,350	1,836,997	108,372
2021	-545,772.5	545,772.5	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	153,613	153,613	1,990,609	75,167
2022	-422,227.3	422,227.3	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	150,360	150,360	2,140,969	66,891
2023	-344,041.0	344,041.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	134,322	134,322	2,275,291	54,328
Sub	-10,240,809	10,240,80	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	2,275,291	2,275,291	2,275,291	1,574,514
Rem	-2,764,957.	2,764,957	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	590,217	590,217	2,865,508	173,175
Total	-13,005,766	13,005.76	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	2,865,508	2,865,508	2,865,508	1,747,689

TAXABLE INCOME

	Resource Revenue $	Resource Royalty $	Plus Non-Deduct Royalty $	Resource Allowance $	Resource Operating Cost $	Resource CCA $	Resource Overhead $	Net Production Royalty $	Net Resource Royalty Income $	Net Other Resource Income $	COGPE $	CDE $	CEE $	Depletion Allowance $	Resource Taxable Income $
2014	883,217	49,836.5	0.0	0.0	486,700.4	462,471.8	0.0	0.0	-23,562.8	0.0	873,463.6	-6,173,701.3	0.0	0.0	0.0
2015	852,436	42,291.2	0.0	0.0	449,556.3	352,478.8	0.0	0.0	-25,692.8	0.0	786,117.2	1,901,932.7	0.0	0.0	-2,705,632.8
2016	749,276	37,021.7	0.0	0.0	418,247.4	264,359.1	0.0	0.0	-17,205.7	0.0	707,505.5	1,325,894.0	0.0	0.0	-2,020,957.0
2017	683,195	33,346.9	0.0	0.0	395,025.4	198,269.3	0.0	0.0	-14,807.8	0.0	636,754.9	923,107.4	0.0	0.0	-1,518,116.3
2018	591,582	29,807.4	0.0	0.0	344,258.5	148,702.0	0.0	0.0	-8,985.4	0.0	573,079.4	641,548.9	0.0	0.0	-1,154,799.7
2019	466,784	24,017.0	0.0	0.0	227,428.0	111,526.5	0.0	0.0	-5,423.0	0.0	515,771.5	444,819.8	0.0	0.0	-862,201.3
2020	435,317	21,863.1	0.0	0.0	219,796.4	83,644.9	0.0	0.0	-5,447.4	0.0	464,194.4	307,431.9	0.0	0.0	-667,061.3
2021	384,394	19,508.2	0.0	0.0	215,393.8	62,733.7	0.0	0.0	-1,127.9	0.0	417,774.9	213,627.6	0.0	0.0	-545,772.5
2022	351,448	17,639.3	0.0	0.0	183,880.2	47,050.2	0.0	0.0	430.8	0.0	375,997.4	149,539.3	0.0	0.0	-422,227.3
2023	328,034	16,027.8	0.0	0.0	177,871.5	35,287.7	0.0	0.0	187.1	0.0	338,397.7	104,677.5	0.0	0.0	-344,041.0
Sub	5,725,684	291,359.2	0.0	0.0	3,118,157.8	1,766,524.0	0.0	0.0	-101,634.9	0.0	5,689,056.6	-161,122.2	0.0	0.0	-10,240,809.2
Rem	1,665,947	63,947.2	0.0	0.0	1,013,949.8	105,862.2	0.0	0.0	2,166.9	0.0	3,005,064.4	244,247.4	0.0	0.0	-2,764,957.2
Total	7,391,631	355,306.4	0.0	0.0	4,132,107.6	1,872,386.2	0.0	0.0	-99,468.0	0.0	8,694,121.0	83,125.2	0.0	0.0	-13,005,766.3

TAX LOSS POOL

	Net Processing Income $	Class 41 CCA $	Processing Overhead $	M&P Taxable Income $	Other Business Income $	Class 1 CCA $	Class 2 CCA $	Non Resource Overhead $	Other Taxable Income $	Overhead to CEE $	Overhead to CDE $	COGPE Pool $	CDE Pool $	CEE Pool $	Depletion Pool $	Acri Pool $	Tax Loss Pool $
2014	0.0	5,625.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	7,861,172.2	6,359,454.5	0.0	0.0	0.0	0.0
2015	0.0	9,843.8	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	7,075,054.9	4,437,843.0	0.0	0.0	0.0	2,705,632.8
2016	0.0	7,382.8	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	6,367,549.4	3,093,752.6	0.0	0.0	0.0	4,726,589.8
2017	0.0	5,537.1	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	5,730,794.5	2,153,917.3	0.0	0.0	0.0	6,244,706.1
2018	0.0	4,152.8	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	5,157,715.0	1,496,947.4	0.0	0.0	0.0	7,399,505.8
2019	0.0	3,114.6	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	4,641,943.5	1,037,912.8	0.0	0.0	0.0	8,261,707.2
2020	0.0	2,336.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	4,177,749.2	717,341.2	0.0	0.0	0.0	8,928,768.5
2021	0.0	1,752.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	3,759,974.3	498,464.4	0.0	0.0	0.0	9,474,540.9
2022	0.0	1,314.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	3,383,976.8	348,925.0	0.0	0.0	0.0	9,896,768.2
2023	0.0	985.5	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	3,045,579.2	244,247.5	0.0	0.0	0.0	10,240,809.
Sub	0.0	42,043.5	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	3,045,579.2	244,247.5	0.0	0.0	0.0	10,240,809.
Rem	0.0	2,956.4	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	40,514.7	0.1	0.0	0.0	0.0	13,005,766.
Total	0.0	45,000.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	40,514.7	0.1	0.0	0.0	0.0	13,005,766.

NET PRESENT VALUES AFTER TAX

Discount Rate %	Op Income $	Investment $	Cash Flow $	NPV/BOE $/BOE
0	2,928,717	63,208.7	2,865,508	11.85
5	2,244,882	61,867.1	2,183,015	9.02
8	1,961,617	61,107.0	1,900,510	7.86
10	1,808,307	60,617.5	1,747,689	7.22
15	1,512,668	59,449.8	1,453,218	6.01
20	1,302,269	58,355.5	1,243,914	5.14

CORPORATE OPENING TAX POOLS (M$)

Class 1 Pool	0.00
Class 2 Pool	0.00
Class 6 Pool	0.00
Class 8 Pool	0.00
Class 10 Pool	0.00
Class 12 Pool	0.00
Class 41 Pool	1,827.39
Class 43 Pool	0.00
Declining Balance Pool	0.00
Declining Balance Rate	0.00
Straight Line Decline Pool	0.00
Straight Line Decline	0.00 %
COGPE Pool	8,716.43
CDE Pool	207.09
CEE Pool	0.00
Depletion Pool	0.00
ACRI Pool	0.00
Tax Loss Pool	5,160.88

insite
Petroleum Consultants Ltd.

Table 4-A
Legend Energy Canada Ltd.
DETAILED RESERVES AND PRESENT VALUE
Dec 31, 2013 Constant Prices and Costs (SEC Compliant) (CAD)
Canada

Effective December 31, 2013

Proved Plus Probable

Location	Formation	Avg Int %	Category	Oil WI Mstb	Oil RI Mstb	Oil Net Mstb	Sales Gas WI MMcf	Sales Gas RI MMcf	Sales Gas Net MMcf	NGL WI Mstb	NGL RI Mstb	NGL Net Mstb	BOE WI Mboe	BOE RI Mboe	BOE Net Mboe	Present Value 5% M$	Present Value 10% M$	Present Value 15% M$
Canada																		
Alberta																		
Joffre																		
00/09-30-039-26W4/2	Ellerslie	3.19	P+P	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.1	0.1	0.1
Joffre				0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.1	0.1	0.1
Liege																		
Liege GOB Royalty Reduction		10.00	PDP	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	105.8	91.9	81.0
Liege				0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	105.8	91.9	81.0
Little Bow																		
00/15-25-014-21W4/0	BOW ISLAND	50.00	Probable	0.0	0.0	0.0	14.0	0.0	11.5	0.0	0.0	0.0	2.3	0.0	1.9	-11.5	-10.9	-10.4
00/07-36-014-21W4/2	BOW ISLAND	50.00	Probable	0.0	0.0	0.0	17.9	0.0	14.7	0.0	0.0	0.0	3.0	0.0	2.5	-9.0	-8.4	-7.9
Little Bow				0.0	0.0	0.0	31.9	0.0	26.2	0.0	0.0	0.0	5.3	0.0	4.4	-20.5	-19.4	-18.3
Medicine River																		
02/05-30-038-02W5/0	HORSESHOE CANYON	91.50	P+P	0.0	0.0	0.0	177.9	0.0	163.3	0.1	0.0	0.1	29.7	0.0	27.3	10.6	11.9	12.8
00/16-30-038-02W5/0	ELLERSLIE	63.27	P+P	0.0	0.0	0.0	2.7	0.0	2.6	0.1	0.0	0.1	0.6	0.0	0.5	-25.4	-24.6	-24.0
00/02-25-038-03W5/2	OSTRACOD	46.50	P+P	0.0	0.0	0.0	41.8	0.0	32.4	3.2	0.0	2.5	10.2	0.0	7.9	49.0	45.9	42.7
02/02-25-038-03W5/2	MANNVILLE	72.83	P+P	0.0	0.0	0.0	14.8	0.0	11.4	0.7	0.0	0.6	3.2	0.0	2.5	-23.2	-21.5	-20.2
02/02-25-038-03W5/3	BELLY R/EDMONTON	62.00	Probable	0.0	0.0	0.0	280.8	0.0	217.1	0.1	0.0	0.1	46.9	0.0	36.3	-39.5	-47.0	-51.7
00/11-27-038-03W5/0	LEDUC	100.00	Probable	0.0	0.0	0.0	393.8	0.0	373.5	22.5	0.0	20.2	88.1	0.0	82.5	-24.7	-58.6	-85.7
Medicine River				0.0	0.0	0.0	911.8	0.0	800.2	26.7	0.0	23.5	178.7	0.0	156.9	-53.1	-93.9	-126.0
Prevo																		
02/06-21-039-01W5/2	COLONY	75.00	P+P	0.0	0.0	0.0	49.8	0.0	41.0	1.3	0.0	1.1	9.6	0.0	7.9	16.7	17.4	17.7
Prevo				0.0	0.0	0.0	49.8	0.0	41.0	1.3	0.0	1.1	9.6	0.0	7.9	16.7	17.4	17.7
Rainbow																		
00/15-28-108-09W6/2	SLAVE POINT	3.75	Probable	0.0	0.0	0.0	20.0	0.0	17.8	2.3	0.0	1.9	5.7	0.0	4.9	43.2	32.9	25.4
Rainbow				0.0	0.0	0.0	20.0	0.0	17.8	2.3	0.0	1.9	5.7	0.0	4.9	43.2	32.9	25.4
Turin-Retlaw																		
00/12-01-011-18W4/0	SUNBURST SS	0.29	P+P	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	1.2	1.0	0.9
00/12-07-011-18W4/0	SUNBURST SS	0.62	P+P	0.0	0.1	0.1	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.1	0.1	7.2	5.7	4.7
00/13-07-011-18W4/0	SAWTOOTH	0.62	P+P	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	1.5	1.3	1.2
00/14-07-011-18W4/0	MANNVILLE LOWER	0.62	P+P	0.0	0.1	0.1	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.1	0.1	3.5	3.0	2.6
00/08-18-011-18W4/3	MANNVILLE LOWER	0.62	P+P	0.0	0.1	0.1	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.1	0.1	5.4	4.5	3.8
00/09-12-011-19W4/0	SAWTOOTH	0.62	P+P	0.0	0.2	0.2	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.2	0.2	8.8	6.7	5.3
00/13-15-011-19W4/0	GLAUCONITIC	0.62	P+P	0.0	0.0	0.0	0.0	0.2	0.2	0.0	0.1	0.1	0.0	0.1	0.1	1.1	0.9	0.8
00/12-35-011-19W4/0	MANNVILLE GRP	0.46	P+P	0.0	0.0	0.0	0.0	0.8	0.8	0.0	0.0	0.0	0.0	0.2	0.2	2.5	2.1	1.8
00/10-36-011-19W4/0	MANNVILLE GRP	0.46	P+P	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.1	0.1	0.1
Turin-Retlaw				0.0	0.5	0.5	0.0	1.1	1.1	0.0	0.1	0.1	0.0	0.8	0.8	31.2	25.2	21.1
Alberta				0.0	0.5	0.5	1,013.5	1.1	886.3	30.4	0.1	26.6	199.3	0.8	174.8	123.4	54.2	1.0
British Columbia																		
Clarke Lake																		
00/C-052-F/094-J-10/0	SLAVE POINT	25.00	P+P	0.0	0.0	0.0	805.3	0.0	732.1	0.0	0.0	0.0	134.2	0.0	122.0	542.0	449.5	383.6
00/C-054-F/094-J-10/0	SLAVE POINT	18.75	Probable	0.0	0.0	0.0	155.3	0.0	141.2	0.0	0.0	0.0	25.9	0.0	23.5	-17.7	-20.5	-22.7
00/D-066-G/094-J-10/0	SLAVE POINT	9.38	P+P	0.0	0.0	0.0	237.7	0.0	216.1	0.0	0.0	0.0	39.6	0.0	36.0	159.2	135.9	118.5
Clarke Lake				0.0	0.0	0.0	1,198.3	0.0	1,089.4	0.0	0.0	0.0	199.7	0.0	181.6	683.5	564.9	479.4

INSITE Petroleum Consultants Ltd.

Table 4-A
Legend Energy Canada Ltd.
DETAILED RESERVES AND PRESENT VALUE
Dec 31, 2013 Constant Prices and Costs (SEC Compliant) (CAD)
Canada

Effective December 31, 2013 — Proved Plus Probable

Location	Formation	Avg Int %	Category	Oil WI Mstb	Oil RI Mstb	Oil Net Mstb	Sales Gas WI MMcf	Sales Gas RI MMcf	Sales Gas Net MMcf	NGL WI Mstb	NGL RI Mstb	NGL Net Mstb	BOE WI Mboe	BOE RI Mboe	BOE Net Mboe	Present Value 5% M$	Present Value 10% M$	Present Value 15% M$
Fort St John																		
00/14-05-083-18W6/0	BELLOY	7.50	P+P	0.0	0.0	0.0	13.6	0.0	10.4	0.0	0.0	0.0	2.3	0.0	1.7	-2.5	-2.4	-2.2
00/16-08-083-18W6/2	BALDONNEL		P+P	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	-0.0	-0.0	-0.0
Fort St John				0.0	0.0	0.0	13.6	0.0	10.4	0.0	0.0	0.0	2.3	0.0	1.7	-2.5	-2.4	-2.2
Inga																		
00/16-19-085-23W6/0	INGA SAND	90.30	P+P	46.5	0.2	45.1	0.0	0.0	0.0	0.0	0.0	0.0	46.5	0.2	45.1	1,595.1	1,188.0	936.7
XX/14-20-085-23W6/0	INGA SAND	90.00	Probable	32.8	0.0	30.8	0.0	0.0	0.0	0.0	0.0	0.0	32.8	0.0	30.8	685.7	531.2	410.1
Inga				79.3	0.2	75.9	0.0	0.0	0.0	0.0	0.0	0.0	79.3	0.2	75.9	2,280.8	1,719.2	1,346.9
Umbach																		
00/D-079-F/094-H-03/0	BLUESKY	1.75	P+P	0.0	0.0	0.0	2.6	0.0	2.4	0.1	0.0	0.1	0.6	0.0	0.5	3.4	3.1	2.9
Umbach				0.0	0.0	0.0	2.6	0.0	2.4	0.1	0.0	0.1	0.6	0.0	0.5	3.4	3.1	2.9
British Columbia				79.3	0.2	75.9	1,214.5	0.0	1,102.2	0.2	0.0	0.1	281.8	0.2	259.7	2,985.2	2,284.8	1,826.9
Canada				79.3	0.7	76.4	2,228.0	1.1	1,988.5	30.5	0.1	26.7	481.1	0.9	434.6	3,088.6	2,339.0	1,827.9
Total				79.3	0.7	76.4	2,228.0	1.1	1,988.5	30.5	0.1	26.7	481.1	0.9	434.6	3,088.6	2,339.0	1,827.9

Table 4-B
Legend Energy Canada Ltd.
CASH FLOW TAX POOL
Dec 31, 2013 Constant Prices and Costs (SEC Compliant) (CAD)

Selection : Canada

Effective December 31, 2013

Total Proved Plus Probable Reserves

OIL, GAS & SULPHUR SUMMARY

	COMPANY OIL							COMPANY SALES GAS							SULPHUR		TOTAL	
	Wells	Pool Rates bbl/d	Pool Volumes bbl	WI Volume bbl	RI Volume bbl	Price $/bbl	Revenue M$	Wells	Pool Rates Mcf/d	Pool Volumes MMcf	WI Volume MMcf	RI Volume MMcf	Price $/Mcf	Revenue M$	Co. Share Volume lt	Price $/lt	WI Rates boe/d	Co. Share Rates boe/d
2014	7.0	36	13,258.0	3,216.3	67.4	89.64	294	14.0	2,633	960.9	203.6	0.2	2.97	606	0.0	70.90	105	105
2015	8.0	59	21,387.1	11,107.0	63.3	89.86	1,004	14.0	3,093	1,129.1	406.0	0.2	3.11	1,262	0.0	70.92	250	250
2016	8.0	53	19,381.5	9,816.4	59.5	89.86	887	13.0	3,137	1,148.2	364.5	0.1	3.08	1,121	0.5	70.90	215	215
2017	8.0	46	16,895.7	8,098.0	55.7	89.85	733	12.0	2,649	967.0	275.3	0.1	3.06	841	0.4	70.90	160	160
2018	8.0	41	14,909.4	6,773.3	52.3	89.83	613	12.0	2,262	825.5	209.9	0.1	3.03	637	0.3	70.90	120	120
2019	8.0	35	12,699.1	5,730.2	45.6	89.83	519	9.0	1,859	678.6	134.1	0.1	3.00	403	0.3	70.90	79	79
2020	7.0	30	11,084.9	4,917.4	41.8	89.82	445	9.0	1,662	608.3	119.3	0.1	3.00	359	0.2	70.90	69	69
2021	6.0	26	9,474.2	4,247.0	37.7	89.82	385	9.0	1,490	543.8	106.0	0.1	3.00	319	0.2	70.90	61	61
2022	6.0	23	8,309.5	3,489.6	35.3	89.80	317	8.0	1,117	407.6	79.5	0.1	3.01	239	0.1	70.90	47	47
2023	5.0	16	5,924.9	2,195.1	29.1	89.76	200	6.0	955	348.4	68.3	0.0	3.00	205	0.1	70.90	38	38
Sub			133,324.2	59,590.4	487.8	89.83	5,397			7,617.5	1,966.4	1.0	3.05	5,991	2.1	70.90		
Rem			38,569.1	19,683.3	170.0	89.83	1,783			1,341.5	261.6	0.1	3.00	785	0.2	70.90		
Total			171,893.3	79,273.7	657.8	89.83	7,180			8,958.9	2,228.0	1.1	3.04	6,776	2.3	70.90		

NGL SUMMARY

	CONDENSATE				ETHANE				PROPANE				BUTANE				TOTAL NGL		
	WI Volume bbl	RI Volume bbl	Price $/bbl	Co. Share Revenue M$	WI Volume bbl	RI Volume bbl	Price $/bbl	Co. Share Revenue M$	WI Volume bbl	RI Volume bbl	Price $/bbl	Co. Share Revenue M$	WI Volume bbl	RI Volume bbl	Price $/bbl	Co. Share Revenue M$	WI Volume bbl	RI Volumes bbl	CS Net Volumes bbl
2014	388.7	2.7	97.31	38.1	3.6	0.0	8.74	0.0	433.4	5.0	33.76	14.8	327.1	3.4	56.33	18.6	1,152.8	11.1	911.6
2015	3,217.5	2.5	97.19	312.9	2,414.5	0.0	8.74	21.1	4,044.3	4.5	33.56	135.9	2,838.0	3.0	56.72	161.1	12,514.4	10.0	10,476.2
2016	2,133.7	2.2	97.83	209.0	1,638.7	0.0	8.74	14.3	2,492.1	4.1	33.65	84.0	1,795.8	2.7	57.21	102.9	8,060.3	9.1	7,176.8
2017	1,240.6	2.0	98.01	121.8	901.4	0.0	8.74	7.9	1,341.8	3.7	33.60	45.2	1,001.6	2.5	57.40	57.6	4,485.6	8.2	4,302.9
2018	608.7	1.8	98.46	60.1	370.9	0.0	8.74	3.2	571.2	3.4	33.64	19.3	460.0	2.2	57.81	26.7	2,010.8	7.4	1,974.7
2019	226.7	1.6	99.75	22.8	110.3	0.0	8.74	1.0	142.5	3.0	33.77	4.9	127.4	2.0	59.58	7.7	606.9	6.6	496.3
2020	198.5	1.5	99.40	19.9	85.7	0.0	8.74	0.7	126.0	2.7	33.62	4.3	112.4	1.8	59.17	6.8	522.7	6.0	426.3
2021	174.1	1.4	99.07	17.4	66.3	0.0	8.74	0.6	111.5	2.5	33.48	3.8	99.3	1.6	58.80	5.9	451.1	5.5	366.9
2022	154.1	1.2	98.77	15.3	51.4	0.0	8.74	0.4	99.5	2.2	33.36	3.4	88.4	1.5	58.46	5.3	393.3	5.0	319.1
2023	48.7	0.2	102.21	5.0	39.8	0.0	8.74	0.3	28.8	0.4	35.43	1.0	26.5	0.3	62.57	1.7	143.9	0.9	119.0
Sub	8,391.3	17.2	97.79	822.3	5,682.8	0.0	8.74	49.7	9,391.2	31.4	33.61	316.7	6,876.4	21.1	57.17	394.3	30,341.7	69.7	26,569.8
Rem	53.7	0.7	105.63	5.7	74.1	0.0	8.74	0.6	26.6	1.7	37.33	1.1	24.9	1.0	68.16	1.8	179.3	3.4	154.8
Total	8,445.0	17.9	97.84	828.0	5,756.9	0.0	8.74	50.3	9,417.8	33.1	33.62	317.7	6,901.4	22.1	57.21	396.1	30,521.0	73.2	26,724.6

CASH FLOW BTAX

	Company Revenue M$	Crown Royalty M$	Freehold Royalty M$	ORR Royalty M$	Mineral Tax M$	Total Royalty Burden %	Net Rev After Royalties M$	Other Income M$	Sask Corp Cap Tax M$	Fixed Oper Expense M$	Variable Operating Expense M$	Other Expenses M$	Total Operating Costs M$	Abandon Cost & Salvage M$	Net Operating Income M$	Total Investment M$	NET Cash Flow M$	CUM Cash Flow M$	Disc Cash Flow (10%) M$
2014	972	27.6	28.3	9.5	3.0	7	903	0.0	0.0	245.5	278.1	0.1	523.8	26.2	353	63.2	290	290	276
2015	2,897	261.3	24.0	10.5	2.2	10	2,599	0.0	0.0	375.1	877.0	0.1	1,252.1	30.7	1,316	1,991.9	-676	-386	-647
2016	2,419	125.2	45.7	12.9	8.9	8	2,226	0.0	0.0	386.6	707.2	0.1	1,093.8	21.3	1,111	0.0	1,111	725	878
2017	1,806	55.0	35.9	10.9	6.4	6	1,698	0.0	0.0	377.9	501.4	0.1	879.3	0.0	819	0.0	819	1,544	587
2018	1,360	31.9	30.2	9.7	4.7	6	1,283	0.0	0.0	350.2	351.4	0.0	701.6	93.3	488	0.0	488	2,033	318
2019	958	29.0	21.0	5.7	3.1	6	899	0.0	0.0	274.4	196.1	0.0	470.5	0.0	429	0.0	429	2,461	254
2020	836	23.0	17.7	5.0	2.2	6	788	0.0	0.0	274.4	173.0	0.0	447.4	0.0	340	0.0	340	2,802	183
2021	731	25.5	14.9	4.5	1.7	6	685	0.0	0.0	274.4	152.6	0.0	427.0	7.9	250	0.0	250	3,051	122
2022	580	23.1	12.7	3.7	1.3	7	539	0.0	0.0	229.0	116.7	0.0	345.8	38.5	155	0.0	155	3,206	69
2023	413	19.3	7.0	2.7	0.7	7	383	0.0	0.0	128.8	94.1	0.0	222.9	19.3	141	0.0	141	3,347	57
Sub	12,971	621.0	237.4	75.1	34.1	7	12,004	0.0	0.0	2,916.2	3,447.6	0.5	6,364.3	237.2	5,402	2,055.1	3,347	3,347	2,097
Rem	2,578	101.3	4.9	9.0	0.5	4	2,462	0.0	0.0	1,061.1	409.8	0.1	1,471.0	71.0	920	0.0	920	4,267	242
Total	15,549	722.3	242.3	84.1	34.6	7	14,466	0.0	0.0	3,977.3	3,857.4	0.6	7,835.3	308.2	6,322	2,055.1	4,267	4,267	2,339

CO. SHARE RESERVES LIFE (years)

Reserves Half Life	3.6
RLI (Principal Product)	12.55
Reserves Life	22.00
RLI (BOE)	12.5

TOTAL RESERVES - SALES

	GROSS	WI	CO SH	NET
Oil (bbl)	171,893	79,274	79,931	76,411
Gas (MMcf)	8,959	2,228	2,229	1,988
Gas (Mbbl)	1,493	371	372	331
*NGL (bbl)	81,080	22,076	22,131	19,676
Cond (bbl)	34,094	8,445	8,463	7,049
Total (bbl)	1,780,224	481,124	482,044	434,552

*This NGL Value includes only Ethane, Propane and Butane. Condensate and Field Condensate are included in the Condensate line.

NET PRESENT VALUES BEFORE TAX

Discount Rate %	Op Income M$	Investment M$	Cash Flow M$	NPV/BOE $/BOE
0	6,322	2,055.1	4,267	8.85
5	5,034	1,945.7	3,089	6.41
8	4,488	1,885.3	2,603	5.40
10	4,186	1,847.1	2,339	4.85
15	3,586	1,757.9	1,828	3.79
20	3,138	1,676.9	1,461	3.03

CAPITAL (undisc)

		Unrisked	Risked
Cost Of Prod.	$/BOEPD	19,541.79	19,541.79
Cost Of Reserves	$/BOE	4.26	4.26
Prob Of Success	%	100.00	
Chance Of	%	100.00	

ECONOMIC INDICATORS

		BTAX Unrisked	BTAX Risked	ATAX Unrisked	ATAX Risked
Discount Rate	(%)	10.0	10.0	10.0	10.0
Payout	(Yrs)	0.00	0.00	0.00	0.00
Discounted Payout	(Yrs)	0.00	0.00	0.00	0.00
DCF Rate of Return	(%)	128.8	128.8	128.8	128.8
NPV/Undisc Invest		1.1	1.1	1.1	1.1
NPV/Disc Invest		1.3	1.3	1.3	1.3
Undisc NPV/Undisc Invest		2.1	2.1	2.1	2.1
NPV/DIS Cap Exposure		2.3	2.3	2.3	2.3
NPV/BOEPD	(M$/boepd)	22.2	22.2	22.2	22.2

FIRST 12 MONTHS AVG. PERFORMANCE (undisc)

		WI Unrisked	WI Risked	Co. Share Unrisked	Co. Share Risked
Prod (3 Mo Ave)	(BOEPD)	70.90	70.90	71.28	71.28
Prod (12 Mo Ave)	(BOEPD)	104.85	104.85	105.17	105.17
Price	($/BOE)	25.22	25.22	25.30	25.30
Royalties	($/BOE)	1.79	1.79	1.78	1.78
Operating Costs	($/BOE)	13.68	13.68	13.64	13.64
NetBack	($/BOE)	9.91	9.91	9.88	9.88
Recycle Ratio	(ratio)	2.32	2.32	2.32	2.32

INSITE Petroleum Consultants Ltd.

Table 4-B
Legend Energy Canada Ltd.
CASH FLOW TAX POOL
Dec 31, 2013 Constant Prices and Costs (SEC Compliant) (CAD)

Selection : Canada
Effective December 31, 2013   Total Proved Plus Probable Reserves

CASH FLOW ATAX

	Income Before Tax Loss M$	Tax Loss Generated M$	Tax Loss Claim M$	Federal Taxable Income M$	Basic Federal Tax M$	Federal M&P Tax Credit M$	Federal Surtax M$	Invest Tax Credit M$	Federal Income Tax M$	Attributed Royalty Income M$	Provincial Taxable Income M$	Basic Provincial Tax M$	Provincial M&P Tax Credit M$	Provincial Income Tax M$	Total Income Tax M$	BTAX Cash Flow M$	ATAX Cash Flow M$	CUM Cash Flow M$	Disc Cash Flow (10%)
2014	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	290	290	290	276
2015	-2,148.5	2,148.5	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	-676	-676	-386	-647
2016	-1,630.8	1,630.8	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	1,111	1,111	725	878
2017	-1,265.9	1,265.9	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	819	819	1,544	587
2018	-1,116.3	1,116.3	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	488	488	2,033	318
2019	-822.7	822.7	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	429	429	2,461	254
2020	-648.6	648.6	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	340	340	2,802	183
2021	-537.8	537.8	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	250	250	3,051	122
2022	-482.1	482.1	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	155	155	3,206	69
2023	-385.0	385.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	141	141	3,347	57
Sub	-9,037.7	9,037.7	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	3,347	3,347	3,347	2,097
Rem	-2,566.5	2,566.5	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	920	920	4,267	242
Total	-11,604.2	11,604.2	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	4,267	4,267	4,267	2,339

TAXABLE INCOME

	Resource Revenue M$	Resource Royalty M$	Plus Non-Deduct Royalty M$	Resource Allowance M$	Resource Operating Cost M$	Resource CCA M$	Resource Overhead M$	Net Production Royalty M$	Net Resource Royalty Income M$	Net Other Resource Income M$	COGPE M$	CDE M$	CEE M$	Depletion Allowance M$	Resource Taxable Income M$
2014	966	52.0	0.0	0.0	549.9	462.5	0.0	0.0	-31.8	0.0	873.5	-6,164.9	0.0	0.0	0.0
2015	2,892	283.1	0.0	0.0	1,282.7	488.5	0.0	0.0	-29.1	0.0	786.1	2,170.5	0.0	0.0	-2,148.5
2016	2,414	152.3	0.0	0.0	1,115.1	502.3	0.0	0.0	-53.6	0.0	707.5	1,513.9	0.0	0.0	-1,630.8
2017	1,802	78.1	0.0	0.0	879.3	376.8	0.0	0.0	-42.1	0.0	636.8	1,054.7	0.0	0.0	-1,265.9
2018	1,355	52.0	0.0	0.0	794.8	282.6	0.0	0.0	-35.5	0.0	573.1	733.7	0.0	0.0	-1,116.3
2019	954	46.3	0.0	0.0	470.4	211.9	0.0	0.0	-22.9	0.0	515.8	509.3	0.0	0.0	-822.7
2020	832	38.4	0.0	0.0	447.4	158.9	0.0	0.0	-19.3	0.0	464.2	352.6	0.0	0.0	-648.6
2021	728	32.5	0.0	0.0	434.9	119.2	0.0	0.0	-16.2	0.0	417.8	245.2	0.0	0.0	-537.8
2022	577	24.4	0.0	0.0	384.3	89.4	0.0	0.0	-13.4	0.0	376.0	171.7	0.0	0.0	-482.1
2023	410	20.0	0.0	0.0	242.2	67.1	0.0	0.0	-7.4	0.0	338.4	120.2	0.0	0.0	-385.0
Sub	12,929	779.0	0.0	0.0	6,601.0	2,759.1	0.0	0.0	-271.3	0.0	5,689.1	706.8	0.0	0.0	-9,037.7
Rem	2,564	101.8	0.0	0.0	1,541.9	201.2	0.0	0.0	-0.4	0.0	3,005.1	280.4	0.0	0.0	-2,566.5
Total	15,494	880.8	0.0	0.0	8,142.9	2,960.3	0.0	0.0	-271.7	0.0	8,694.1	987.1	0.0	0.0	-11,604.2

TAX LOSS POOL

	Net Processing Income M$	Class 41 CCA M$	Processing Overhead M$	M&P Taxable Income M$	Other Business Income M$	Class 1 CCA M$	Class 2 CCA M$	Non Resource Overhead M$	Other Taxable Income M$	Overhead to CEE M$	Overhead to CDE M$	COGPE Pool M$	CDE Pool M$	CEE Pool M$	Depletion Pool M$	Acri Pool M$	Tax Loss Pool M$
2014	0.0	5.6	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	7,861.2	6,350.6	0.0	0.0	0.0	0.0
2015	0.0	145.8	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	7,075.1	5,064.5	0.0	0.0	0.0	2,148.5
2016	0.0	245.4	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	6,367.5	3,532.4	0.0	0.0	0.0	3,779.4
2017	0.0	184.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	5,730.8	2,461.0	0.0	0.0	0.0	5,045.3
2018	0.0	138.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	5,157.7	1,711.9	0.0	0.0	0.0	6,161.6
2019	0.0	103.5	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	4,641.9	1,188.4	0.0	0.0	0.0	6,984.2
2020	0.0	77.6	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	4,177.7	822.7	0.0	0.0	0.0	7,632.8
2021	0.0	58.2	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	3,760.0	572.2	0.0	0.0	0.0	8,170.6
2022	0.0	43.7	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	3,384.0	400.5	0.0	0.0	0.0	8,652.8
2023	0.0	32.8	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	3,045.6	280.4	0.0	0.0	0.0	9,037.7
Sub	0.0	1,034.7	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	3,045.6	280.4	0.0	0.0	0.0	9,037.7
Rem	0.0	98.3	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	40.5	0.0	0.0	0.0	0.0	11,604.2
Total	0.0	1,132.9	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	40.5	0.0	0.0	0.0	0.0	11,604.2

NET PRESENT VALUES AFTER TAX

Discount Rate %	Op Income M$	Investment M$	Cash Flow M$	NPV/BOE $/BOE
0	6,322	2,055.1	4,267	8.85
5	5,034	1,945.7	3,089	6.41
8	4,488	1,885.3	2,603	5.40
10	4,186	1,847.1	2,339	4.85
15	3,586	1,757.9	1,828	3.79
20	3,138	1,676.9	1,461	3.03

CORPORATE OPENING TAX POOLS (M$)

Class 1 Pool	0.00
Class 2 Pool	0.00
Class 6 Pool	0.00
Class 8 Pool	0.00
Class 10 Pool	0.00
Class 12 Pool	0.00
Class 41 Pool	1,827.39
Class 43 Pool	0.00
Declining Balance Pool	0.00
Declining Balance Rate	0.00
Straight Line Decline Pool	0.00
Straight Line Decline	0.00 %
COGPE Pool	8,716.43
CDE Pool	207.09
CEE Pool	0.00
Depletion Pool	0.00
ACRI Pool	0.00
Tax Loss Pool	5,160.88

Table 5
Constant Prices
(SEC Compliant)

Oil

First Day of the Month	NYMEX WTI	Edmonton (adjusted to .5% sulphur)		Heavy Hardisty	
2013	US $/bbl	Cdn $/m3	Cdn $/stb	Cdn $/m3	Cdn $/stb
Jan 1	93.14	482.24	76.67	395.67	62.90
Feb 1	97.46	637.57	101.36	478.25	76.03
Mar 1	90.71	508.24	80.80	413.50	65.74
Apr 1	97.10	597.91	95.06	514.33	81.77
May 1	90.74	609.91	96.97	466.50	74.17
Jun 1	93.41	537.24	85.41	525.00	83.47
Jul 1	97.94	590.74	93.92	522.00	82.99
Aug 1	107.93	601.57	95.64	597.00	94.91
Sep 1	108.67	665.74	105.84	647.00	102.86
Oct 1	102.09	596.57	94.84	491.00	78.06
Nov 1	94.59	615.24	97.81	481.00	76.47
Dec 1	93.61	502.24	79.85	416.00	66.14
AVERAGE	97.28		92.01		78.79

Natural Gas

First Day of the Month	NGX AB-NIT (AECO)		Spot Gas @ Empress	@ TEP	@ Stn 2 BC
2013	$/GJ	Cdn $/Mcf	$/GJ	$/GJ	$/GJ
Jan 1	2.9254	3.0834	2.9449	2.9429	2.8017
Feb 1	2.9511	3.1105	3.1071	2.9373	2.5923
Mar 1	3.0597	3.2249	2.9714	3.0571	2.8934
Apr 1	3.3841	3.5668	3.2827	3.3707	3.1234
May 1	3.6295	3.8255	3.5368	3.6149	3.4824
Jun 1	3.3049	3.4834	3.2141	3.2774	3.2518
Jul 1	2.8100	2.9617	2.7519	2.8328	2.7618
Aug 1	2.4240	2.5549	2.3352	2.4711	2.5248
Sep 1	1.9739	2.0805	1.8209	2.0109	2.8177
Oct 1	2.7951	2.9460	1.8284	2.6762	2.0662
Nov 1	3.1621	3.3329	3.0888	3.1503	3.0345
Dec 1	3.2994	3.4776	3.4307	3.3023	3.5509
AVERAGE		3.1373	2.8594	2.9703	2.9084

Natural Gas Products

First Day of the Month	Edmonton Condensate (Flint Hills)		Average Monthly	Butane AB Reference Price		Propane AB Reference Price		Ethane AB Reference Price		
2013	Cdn $/m3	Cdn $/stb		Cdn $/m3	Cdn $/stb	Cdn $/m3	Cdn $/stb	Cdn$/GJ	Cdn $/m3	Cdn $/stb
Jan 1	702.00	111.55	Jan	499.24	79.33	189.89	30.18	2.76	50.95	8.10
Feb 1	701.00	111.40	Feb	496.67	78.93	205.59	32.67	2.69	49.65	7.89
Mar 1	654.00	103.93	Mar	471.62	74.95	212.56	33.78	2.85	52.61	8.36
Apr 1	687.00	109.17	Apr	436.02	69.29	210.79	33.50	3.14	57.96	9.21
May 1	621.00	98.68	May	454.37	72.20	210.94	33.52	3.24	59.81	9.50
Jun 1	660.00	104.88	Jun	447.73	71.15	176.48	28.04	3.17	58.52	9.30
Jul 1	688.00	109.33	Jul	490.12	77.88	199.11	31.64	2.78	51.32	8.15
Aug 1	720.00	114.42	Aug	507.68	80.68	241.01	38.30	2.37	43.75	6.95
Sep 1	715.00	113.62	Sep	502.56	79.86	261.21	41.51	2.14	39.50	6.28
Oct 1	651.00	103.45	Oct	520.22	82.67	285.05	45.30	2.49	45.96	7.30
Nov 1	579.00	92.01	Nov	503.43	80.00	330.00	52.44	3.06	56.48	8.98
Dec 1	581.00	92.33	Dec	521.54	82.88	390.77	62.10	3.22	59.44	9.45
AVERAGE	663.25	105.40		487.60	77.48	242.78	38.58	2.83	52.16	8.29

Sources:
A. NYMEX WTI from the U.S. Energy Information Administration web-site…… Cushing OK WTI Spot Price FOB ($US/bbl)
http://tonto.eia.gov/dnav/pet/hist/LeafHandler.ashx?n=PET&s=RWTC&f=D
B. Edmonton and Hardisty Heavy from Natural Resources Canada. Conversion 1 cubic meter = 6.29 barrel
http://www.nrcan.gc.ca/energy/fuel-prices/crude/14463
D. All Gas Prices are from Canadian Gas Price Reporter Canadian domestic gas price report
NGX AB-NIT Same Day Index # Price Avg first business day - page 2
Daily Spot Gas Price at Empress Avg. first business day - page 9
Daily Spot Gas Price at TransGas Energy Pool. Avg. first business day - page 15
Daily Spot Gas Price at Station 2 B.C. Avg. first business day - page 15
F. Condensate price from Flint Hills Resources daily postings …Edmonton Condensate
F. Butane, Propane amd Ethane Priceswere only available as monthly averages
from Alberta Energy Information Letters(Atttachment 1A) Butane, Propane and Ethane Reference Price


R27W4
R26
Lacombe Lake
Blackfalds
T39
T39
R27W4
R26

WELL LEGEND

- Oil
- Gas
- Suspended Oil
- Suspended Gas
- Suspended
- Injection
- Location
- Other
- Abandoned Gas
- Abandoned Oil
- Abandoned

PIPELINE LEGEND

- Oil
- Natural Gas
- Sour Natural Gas
- Water
- Other

Legend Energy Canada Ltd.

JOFFRE

Alberta

Quick Select
(403) 640-9080

Date: 2014/3/17
Author: mdr

Legend Energy Canada Ltd.
DETAILED ECONOMIC SUMMARY
Dec 31, 2013 Constant Prices and Costs (SEC Compliant) (CAD)

Effective December 31, 2013 — Joffre

	PDP	PDNP	PU	PD+PU	Probable	P+P
Sales Gas — MMcf						
Ultimate Remaining	1.1			1.1	0.0	1.1
WI Before Royalty	0.0			0.0	0.0	0.0
WI After Royalty	0.0			0.0	0.0	0.0
Royalty Interest	0.0			0.0	0.0	0.0
Total Net	0.0			0.0	0.0	0.0
NGLs — Mbbl						
Ultimate Remaining	0.0			0.0	0.0	0.0
WI Before Royalty	0.0			0.0	0.0	0.0
WI After Royalty	0.0			0.0	0.0	0.0
Royalty Interest	0.0			0.0	0.0	0.0
Total Net	0.0			0.0	0.0	0.0
BOE — Mboe						
Ultimate Remaining	0.2			0.2	0.0	0.2
WI Before Royalty	0.0			0.0	0.0	0.0
WI After Royalty	0.0			0.0	0.0	0.0
Royalty Interest	0.0			0.0	0.0	0.0
Total Net	0.0			0.0	0.0	0.0
NPV - BTAX — M$						
Undiscounted	0.1			0.1	0.0	0.1
Discounted at 5%	0.1			0.1	0.0	0.1
Discounted at 10%	0.1			0.1	0.0	0.1
Discounted at 15%	0.1			0.1	0.0	0.1
Discounted at 20%	0.1			0.1	0.0	0.1

Light & Medium Oil includes Shale Oil. Heavy Oil Includes Ultra Heavy in Alberta and Bitumen. Sales Gas includes Solution gas, Associated and Non- Associated gas, Coalbed Methane, Shale

INSITE Petroleum Consultants Ltd.

Legend Energy Canada Ltd.
DETAILED RESERVES AND PRESENT VALUE
Dec 31, 2013 Constant Prices and Costs (SEC Compliant) (CAD)
Joffre

Effective December 31, 2013 — Proved Developed Producing

Location	Formation	Avg Int	Category	Oil WI	Oil RI	Oil Net	Sales Gas WI	Sales Gas RI	Sales Gas Net	NGL WI	NGL RI	NGL Net	BOE WI	BOE RI	BOE Net	Present Value 5%	Present Value 10%	Present Value 15%
		%		Mstb	Mstb	Mstb	MMcf	MMcf	MMcf	Mstb	Mstb	Mstb	Mboe	Mboe	Mboe	M$	M$	M$
Joffre																		
00/09-30-039-26W4/2	Ellerslie	3.19	PDP	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.1	0.1	0.1
Joffre				0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.1	0.1	0.1
Total				0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.1	0.1	0.1

INSITE Petroleum Consultants Ltd.

Legend Energy Canada Ltd.
CASH FLOW
Dec 31, 2013 Constant Prices and Costs (SEC Compliant) (CAD)

Selection : Joffre

Effective December 31, 2013

Total Proved Developed Producing Reserves

OIL, GAS & SULPHUR SUMMARY

	COMPANY OIL							COMPANY SALES GAS							SULPHUR		TOTAL	
	Wells	Pool Rates bbl/d	Pool Volumes bbl	WI Volume bbl	RI Volume bbl	Price $/bbl	Revenue $	Wells	Pool Rates Mcf/d	Pool Volumes Mcf	WI Volume Mcf	RI Volume Mcf	Price $/Mcf	Revenue $	Co. Share Volume lt	Price $/lt	WI Rates boe/d	Co. Share Rates boe/d
2014	0.0	0	0.0	0.0	0.0	0.00	0	1.0	3	1,082.6	0.0	34.5	3.60	124	0.0	0.00	0	0
2015	0.0	0	0.0	0.0	0.0	0.00	0	0.0	0	0.0	0.0	0.0	0.00	0	0.0	0.00	0	0
2016	0.0	0	0.0	0.0	0.0	0.00	0	0.0	0	0.0	0.0	0.0	0.00	0	0.0	0.00	0	0
2017	0.0	0	0.0	0.0	0.0	0.00	0	0.0	0	0.0	0.0	0.0	0.00	0	0.0	0.00	0	0
2018	0.0	0	0.0	0.0	0.0	0.00	0	0.0	0	0.0	0.0	0.0	0.00	0	0.0	0.00	0	0
2019	0.0	0	0.0	0.0	0.0	0.00	0	0.0	0	0.0	0.0	0.0	0.00	0	0.0	0.00	0	0
2020	0.0	0	0.0	0.0	0.0	0.00	0	0.0	0	0.0	0.0	0.0	0.00	0	0.0	0.00	0	0
2021	0.0	0	0.0	0.0	0.0	0.00	0	0.0	0	0.0	0.0	0.0	0.00	0	0.0	0.00	0	0
2022	0.0	0	0.0	0.0	0.0	0.00	0	0.0	0	0.0	0.0	0.0	0.00	0	0.0	0.00	0	0
2023	0.0	0	0.0	0.0	0.0	0.00	0	0.0	0	0.0	0.0	0.0	0.00	0	0.0	0.00	0	0
Sub			0.0	0.0	0.0	0.00	0			1,082.6	0.0	34.5	3.60	124	0.0	0.00		
Rem			0.0	0.0	0.0	0.00	0			0.0	0.0	0.0	0.00	0	0.0	0.00		
Total			0.0	0.0	0.0	0.00	0			1,082.6	0.0	34.5	3.60	124	0.0	0.00		

NGL SUMMARY

	CONDENSATE				ETHANE				PROPANE				BUTANE				TOTAL NGL		
	WI Volume bbl	RI Volume bbl	Price $/bbl	Co. Share Revenue $	WI Volume bbl	RI Volume bbl	Price $/bbl	Co. Share Revenue $	WI Volume bbl	RI Volume bbl	Price $/bbl	Co. Share Revenue $	WI Volume bbl	RI Volume bbl	Price $/bbl	Co. Share Revenue $	WI Volume bbl	RI Volumes bbl	CS Net Volumes bbl
2014	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.1	69.23	4.8	0.0	0.1	0.1
2015	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.0
2016	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.0
2017	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.0
2018	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.0
2019	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.0
2020	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.0
2021	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.0
2022	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.0
2023	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.0
Sub	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.1	69.23	4.8	0.0	0.1	0.1
Rem	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.0
Total	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.1	69.23	4.8	0.0	0.1	0.1

CASH FLOW BTAX

	Company Revenue $	Crown Royalty $	Freehold Royalty $	ORR Royalty $	Mineral Tax $	Total Royalty Burden %	Net Rev After Royalties $	Other Income $	Sask Corp Cap Tax $	Fixed Oper Expense $	Variable Operating Expense $	Other Expenses $	Total Operating Costs $	Abandon Cost & Salvage $	Net Operating Income $	Total Investment $	NET Cash Flow $	CUM Cash Flow $	Disc Cash Flow (10%) $
2014	129	0.0	0.0	0.0	0.0	0	129	0.0	0.0	0.0	0.0	36.2	36.2	0.0	93	0.0	93	93	92
2015	0	0.0	0.0	0.0	0.0	0	0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0	0.0	0	93	0
2016	0	0.0	0.0	0.0	0.0	0	0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0	0.0	0	93	0
2017	0	0.0	0.0	0.0	0.0	0	0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0	0.0	0	93	0
2018	0	0.0	0.0	0.0	0.0	0	0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0	0.0	0	93	0
2019	0	0.0	0.0	0.0	0.0	0	0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0	0.0	0	93	0
2020	0	0.0	0.0	0.0	0.0	0	0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0	0.0	0	93	0
2021	0	0.0	0.0	0.0	0.0	0	0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0	0.0	0	93	0
2022	0	0.0	0.0	0.0	0.0	0	0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0	0.0	0	93	0
2023	0	0.0	0.0	0.0	0.0	0	0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0	0.0	0	93	0
Sub	129	0.0	0.0	0.0	0.0	0	129	0.0	0.0	0.0	0.0	36.2	36.2	0.0	93	0.0	93	93	92
Rem	0	0.0	0.0	0.0	0.0	0	0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0	0.0	0	93	0
Total	129	0.0	0.0	0.0	0.0	0	129	0.0	0.0	0.0	0.0	36.2	36.2	0.0	93	0.0	93	93	92

CO. SHARE RESERVES LIFE (years)

Reserves Half Life	0.1
RLI (Principal Product)	1.00
Reserves Life	0.08
RLI (BOE)	1.0

TOTAL RESERVES - SALES

	GROSS	WI	CO SH	NET
Oil (bbl)	0	0	0	0
Gas (Mcf)	1,083	0	35	35
Gas (bbl)	180	0	6	6
*NGL (bbl)	2	0	0	0
Cond (bbl)	0	0	0	0
Total (bbl)	183	0	6	6

*This NGL Value includes only Ethane, Propane and Butane. Condensate and Field Condensate are included in the Condensate line.

NET PRESENT VALUES BEFORE TAX

Discount Rate %	Op Income $	Investment $	Cash Flow $	NPV/BOE $/BOE
0	93	0.0	93	15.95
5	93	0.0	93	15.91
8	93	0.0	93	15.90
10	92	0.0	92	15.88
15	92	0.0	92	15.85
20	92	0.0	92	15.83

CAPITAL (undisc)

		Unrisked	Risked
Cost Of Prod.	$/BOEPD	0.00	0.00
Cost Of Reserves	$/BOE	0.00	0.00
Prob Of Success	%	100.00	
Chance Of	%	100.00	

ECONOMIC INDICATORS

		BTAX			
		Unrisked		Risked	
Discount Rate	(%)		10.0		10.0
Payout	(Yrs)		0.00		0.00
Discounted Payout	(Yrs)		0.00		0.00
DCF Rate of Return	(%)	>	200.0	>	200.0
NPV/Undisc Invest			0.0		0.0
NPV/Disc Invest			0.0		0.0
Undisc NPV/Undisc Invest			0.0		0.0
NPV/DIS Cap Exposure			0.0		0.0
NPV/BOEPD	(M$/boepd)		5.8		5.8

FIRST 12 MONTHS AVG. PERFORMANCE (undisc)

		WI		Co. Share	
		Unrisked	Risked	Unrisked	Risked
Prod (3 Mo Ave)	(BOEPD)	0.00	0.00	0.06	0.06
Prod (12 Mo Ave)	(BOEPD)	0.00	0.00	0.02	0.02
Price	($/BOE)	0.00	0.00	22.17	22.17
Royalties	($/BOE)	0.00	0.00	0.00	0.00
Operating Costs	($/BOE)	0.00	0.00	6.23	6.23
NetBack	($/BOE)	0.00	0.00	15.95	15.95
Recycle Ratio	(ratio)	0.00	0.00	0.00	0.00

INSITE
Petroleum Consultants Ltd.

Legend Energy Canada Ltd.
DETAILED RESERVES AND PRESENT VALUE
Dec 31, 2013 Constant Prices and Costs (SEC Compliant) (CAD)
Joffre

Effective December 31, 2013 — Proved Plus Probable

Location	Formation	Avg Int %	Category	Oil WI Mstb	Oil RI Mstb	Oil Net Mstb	Sales Gas WI MMcf	Sales Gas RI MMcf	Sales Gas Net MMcf	NGL WI Mstb	NGL RI Mstb	NGL Net Mstb	BOE WI Mboe	BOE RI Mboe	BOE Net Mboe	Present Value 5% M$	Present Value 10% M$	Present Value 15% M$
Joffre																		
00/09-30-039-26W4/2	Ellerslie	3.19	P+P	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.1	0.1	0.1
Joffre				0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.1	0.1	0.1
Total				0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.1	0.1	0.1

Legend Energy Canada Ltd.
CASH FLOW
Dec 31, 2013 Constant Prices and Costs (SEC Compliant) (CAD)

Selection : Joffre

Effective December 31, 2013   Total Proved Plus Probable Reserves

OIL, GAS & SULPHUR SUMMARY

	COMPANY OIL							COMPANY SALES GAS							SULPHUR		TOTAL	
	Wells	Pool Rates bbl/d	Pool Volumes bbl	WI Volume bbl	RI Volume bbl	Price $/bbl	Revenue $	Wells	Pool Rates Mcf/d	Pool Volumes Mcf	WI Volume Mcf	RI Volume Mcf	Price $/Mcf	Revenue $	Co. Share Volume lt	Price $/lt	WI Rates boe/d	Co. Share Rates boe/d
2014	0.0	0	0.0	0.0	0.0	0.00	0	1.0	3	1,084.1	0.0	34.6	3.60	124	0.0	0.00	0	0
2015	0.0	0	0.0	0.0	0.0	0.00	0	0.0	0	0.0	0.0	0.0	0.00	0	0.0	0.00	0	0
2016	0.0	0	0.0	0.0	0.0	0.00	0	0.0	0	0.0	0.0	0.0	0.00	0	0.0	0.00	0	0
2017	0.0	0	0.0	0.0	0.0	0.00	0	0.0	0	0.0	0.0	0.0	0.00	0	0.0	0.00	0	0
2018	0.0	0	0.0	0.0	0.0	0.00	0	0.0	0	0.0	0.0	0.0	0.00	0	0.0	0.00	0	0
2019	0.0	0	0.0	0.0	0.0	0.00	0	0.0	0	0.0	0.0	0.0	0.00	0	0.0	0.00	0	0
2020	0.0	0	0.0	0.0	0.0	0.00	0	0.0	0	0.0	0.0	0.0	0.00	0	0.0	0.00	0	0
2021	0.0	0	0.0	0.0	0.0	0.00	0	0.0	0	0.0	0.0	0.0	0.00	0	0.0	0.00	0	0
2022	0.0	0	0.0	0.0	0.0	0.00	0	0.0	0	0.0	0.0	0.0	0.00	0	0.0	0.00	0	0
2023	0.0	0	0.0	0.0	0.0	0.00	0	0.0	0	0.0	0.0	0.0	0.00	0	0.0	0.00	0	0
Sub			0.0	0.0	0.0	0.00	0			1,084.1	0.0	34.6	3.60	124	0.0	0.00		
Rem			0.0	0.0	0.0	0.00	0			0.0	0.0	0.0	0.00	0	0.0	0.00		
Total			0.0	0.0	0.0	0.00	0			1,084.1	0.0	34.6	3.60	124	0.0	0.00		

NGL SUMMARY

	CONDENSATE				ETHANE				PROPANE				BUTANE				TOTAL NGL		
	WI Volume bbl	RI Volume bbl	Price $/bbl	Co. Share Revenue $	WI Volume bbl	RI Volume bbl	Price $/bbl	Co. Share Revenue $	WI Volume bbl	RI Volume bbl	Price $/bbl	Co. Share Revenue $	WI Volume bbl	RI Volume bbl	Price $/bbl	Co. Share Revenue $	WI Volume bbl	RI Volumes bbl	CS Net Volumes bbl
2014	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.1	69.23	4.8	0.0	0.1	0.1
2015	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.0
2016	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.0
2017	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.0
2018	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.0
2019	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.0
2020	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.0
2021	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.0
2022	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.0
2023	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.0
Sub	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.1	69.23	4.8	0.0	0.1	0.1
Rem	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.0
Total	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.1	69.23	4.8	0.0	0.1	0.1

CASH FLOW BTAX

	Company Revenue $	Crown Royalty $	Freehold Royalty $	ORR Royalty $	Mineral Tax $	Total Royalty Burden %	Net Rev After Royalties $	Other Income $	Sask Corp Cap Tax $	Fixed Oper Expense $	Variable Operating Expense $	Other Expenses $	Total Operating Costs $	Abandon Cost & Salvage $	Net Operating Income $	Total Investment $	NET Cash Flow $	CUM Cash Flow $	Disc Cash Flow (10%) $
2014	129	0.0	0.0	0.0	0.0	0	129	0.0	0.0	0.0	0.0	36.3	36.3	0.0	93	0.0	93	93	93
2015	0	0.0	0.0	0.0	0.0	0	0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0	0.0	0	93	0
2016	0	0.0	0.0	0.0	0.0	0	0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0	0.0	0	93	0
2017	0	0.0	0.0	0.0	0.0	0	0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0	0.0	0	93	0
2018	0	0.0	0.0	0.0	0.0	0	0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0	0.0	0	93	0
2019	0	0.0	0.0	0.0	0.0	0	0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0	0.0	0	93	0
2020	0	0.0	0.0	0.0	0.0	0	0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0	0.0	0	93	0
2021	0	0.0	0.0	0.0	0.0	0	0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0	0.0	0	93	0
2022	0	0.0	0.0	0.0	0.0	0	0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0	0.0	0	93	0
2023	0	0.0	0.0	0.0	0.0	0	0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0	0.0	0	93	0
Sub	129	0.0	0.0	0.0	0.0	0	129	0.0	0.0	0.0	0.0	36.3	36.3	0.0	93	0.0	93	93	93
Rem	0	0.0	0.0	0.0	0.0	0	0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0	0.0	0	93	0
Total	129	0.0	0.0	0.0	0.0	0	129	0.0	0.0	0.0	0.0	36.3	36.3	0.0	93	0.0	93	93	93

CO. SHARE RESERVES LIFE (years)

Reserves Half Life	0.1
RLI (Principal Product)	1.00
Reserves Life	0.08
RLI (BOE)	1.0

TOTAL RESERVES - SALES

	GROSS	WI	CO SH	NET
Oil (bbl)	0	0	0	0
Gas (Mcf)	1,084	0	35	35
Gas (bbl)	181	0	6	6
*NGL (bbl)	2	0	0	0
Cond (bbl)	0	0	0	0
Total (bbl)	183	0	6	6

*This NGL Value includes only Ethane, Propane and Butane. Condensate and Field Condensate are included in the Condensate line.

NET PRESENT VALUES BEFORE TAX

Discount Rate %	Op Income $	Investment $	Cash Flow $	NPV/BOE $/BOE
0	93	0.0	93	15.95
5	93	0.0	93	15.91
8	93	0.0	93	15.90
10	93	0.0	93	15.88
15	92	0.0	92	15.85
20	92	0.0	92	15.83

CAPITAL (undisc)

		Unrisked	Risked
Cost Of Prod.	$/BOEPD	0.00	0.00
Cost Of Reserves	$/BOE	0.00	0.00
Prob Of Success	%	100.00	
Chance Of	%	100.00	

ECONOMIC INDICATORS

		BTAX			
		Unrisked		Risked	
Discount Rate	(%)		10.0		10.0
Payout	(Yrs)		0.00		0.00
Discounted Payout	(Yrs)		0.00		0.00
DCF Rate of Return	(%)	>	200.0	>	200.0
NPV/Undisc Invest			0.0		0.0
NPV/Disc Invest			0.0		0.0
Undisc NPV/Undisc Invest			0.0		0.0
NPV/DIS Cap Exposure			0.0		0.0
NPV/BOEPD	(M$/boepd)		5.8		5.8

FIRST 12 MONTHS AVG. PERFORMANCE (undisc)

		WI		Co. Share	
		Unrisked	Risked	Unrisked	Risked
Prod (3 Mo Ave)	(BOEPD)	0.00	0.00	0.06	0.06
Prod (12 Mo Ave)	(BOEPD)	0.00	0.00	0.02	0.02
Price	($/BOE)	0.00	0.00	22.17	22.17
Royalties	($/BOE)	0.00	0.00	0.00	0.00
Operating Costs	($/BOE)	0.00	0.00	6.23	6.23
NetBack	($/BOE)	0.00	0.00	15.95	15.95
Recycle Ratio	(ratio)	0.00	0.00	0.00	0.00

Legend Energy Canada Ltd.
ENTITY INTERESTS

Effective December 31, 2013

Location Disposition Date	Formation Status	Type Class	Interests	Lessor: Production Class	Burdens
Joffre					
00/09-30-039-26W4/0	Nisku Abandoned Oil	Oil Light	75% WI Remarks: Nisku	Crown	100% of 1/150 (5-15%) Oil+15% Gas
00/09-30-039-26W4/2	Ellerslie Flowing Gas	Gas Conventional	3.188% GORI	Crown	
00/09-30-039-26W4/3	Upper Ellerslie	Gas Conventional	3.188% GORI	Crown	
00/09-30-039-26W4/4	Lower Ellerslie	Gas Conventional	3.188% GORI	Crown	

INSITE
Petroleum Consultants Ltd.

Legend Energy Canada Ltd.
WELL ID AND CODES LIST

Effective December 31, 2013

Well ID	Status	Type	Formation	Operator	Field Name	Field Code	Pool Name	Pool Code	Unit Name	Unit Code	Dates Status	Rig Rel	On Prod
Joffre													
00/09-30-039-26W4/0	ABANDONED, RE-ENTERED OIL	Oil	NISKU	VESTA ENERGY LTD.	JOFFRE	AB0505	NISKU	AB050506 96000			2000-07-06	1989-11-09	1989-12-15
00/09-30-039-26W4/2	FLOWING GAS	Gas	ELLERSLIE	VESTA ENERGY LTD.	JOFFRE	AB0505	ELLERSLIE CC	AB050503 36029			2012-02-10	2011-12-06	2012-02-10
00/09-30-039-26W4/3		Gas	Upper Ellerslie										
00/09-30-039-26W4/4		Gas	Lower Ellerslie										

Legend Energy Canada Ltd.
PRODUCTION SUMMARY
Gross Production

Effective December 31, 2013 — Joffre

	Location	Formation	Company Interest %	Well Count	Production for Dec 2013 Oil bbl	Production for Dec 2013 Gas Mcf	Production for Dec 2013 Water bbl	Jan 2013 to Dec 2013 Oil bbl	Jan 2013 to Dec 2013 Gas Mcf	Jan 2013 to Dec 2013 Water bbl	Cumulative to Dec 2013 Oil bbl	Cumulative to Dec 2013 Gas Mcf	Cumulative to Dec 2013 Water bbl	First Month	Last Month
	Joffre														
1	00/09-30-039-26W4/0	Nisku	75.00	1	0	0	0	0	0	0	3,511	4,809	883	12/89	05/93
2	00/09-30-039-26W4/2	Ellerslie	3.19	1	0	1,225	0	0	15,585	111	0	67,488	382	02/12	12/13
	Joffre				0	1,225	0	0	15,585	111	3,511	72,297	1,265		
	Total				0	1,225	0	0	15,585	111	3,511	72,297	1,265		

INSITE Petroleum Consultants Ltd.

Legend Energy Canada Ltd.
OPERATING COSTS

Effective December 31, 2013 | All Categories

Location	Formation	Type	Category	Fixed Costs			Variable Oil Costs*			Variable Gas Costs*					GCA	Other				
				Ann.	Ann.	Mo.	Var.[1]	Truck[3]	Trans[3] Adj.	Var.[1]	Gath.[2]	Cust[2] Proc.	Plant[2] Oper.	Trans[3] Adj.		NGL[3] Trans.	Water Disp.	Sulph[3] Trans.	Sulph Oper.	Aband Costs
				M$/yr	$/w/yr	$/w/mo	$/bbl	$/bbl	$/bbl	$/Mcf	$/Mcf	$/Mcf	$/Mcf	$/Mcf	$/Mcf	$/bbl	$/bbl	$/lt	$/Mcf	M$
Joffre																				
00/09-30-039-26W4/2	Ellerslie	Gas	PDP			2,500				0.50		0.55		0.20	0.50					41.46
00/09-30-039-26W4/2	Ellerslie	Gas	P+P			2,500				0.50		0.55		0.20	0.50					41.46

[1]Note 1: cost not royalty deductable. [2]Note 2: cost is royalty deductable. [3]Note 3: cost used in price adjustment. Bold-Italic values have details.

Legend Energy Canada Ltd.
INPUT DATA SHEET
Dec 31, 2013 Constant Prices and Costs (SEC Compliant) (CAD)

Effective December 31, 2013

GENERAL

Property:	Joffre	Operator:	VESTA ENERGY LTD
Location:	00/09-30-039-26W4/0	Formation	Nisku
Category	NRA	Calculation Type:	Performance
Type:	Oil	Class:	Light
Current Status:	ABANDONED, RE-ENTERED OIL	Current Status Date:	2000-07-06
Alt ID:			

Entity Comments:

ZONE

Rig Release Date:	1989-11-09	Top Depth:	6,789.7 ft KB
Kelly Bushing:	2,803.1 ft SS	Total Depth:	6,924.2 ft KB
Pool Name:	NISKU	Midpoint Perf Depth:	6,825.1 ft KB

RESERVOIR & RESERVES SUMMARY   (* data from volumetric tab)

Reservoir Parameters *		Oil			Gas		
Formation Top:	ft	Original Volume In Place:		Mbbl	Original Volume In Place:		MMcf
Gas/Oil Contact:	ft	Recovery Factor:		Fraction	Recovery Factor:		Fraction
Water Contact:	ft	Ultimate Recoverable:		3.5 Mbbl	Ultimate Recoverable:		4.8 MMcf
Production Area:	acre	Cumulative Production:		3.5 Mbbl	Cumulative Production:		4.8 MMcf
Net Pay:	ft	Remaining Recoverable:		0.0 Mbbl	Remaining Recoverable:		0.0 MMcf
Reservoir Volume:	0.0 acre-ft	Oil Shrinkage: *		Fraction	Sales Gas:		0.0 MMcf
Porosity:	Fraction				Oil Saturation: *		Fraction
Water Saturation:	Fraction				Z Factor: *		Fraction
Initial Pressure:	psi				Surface Loss:		0.00 Fraction
Initial Temp:	F				H2S Content:		0.0340 Fraction
					CO2 Content:		0.0390 Fraction

Volumetric Remarks:

Category Remarks: Abandoned.

FORECAST RATES AND TRENDS

On Production Date:	1989-12-15	GOR:	scf/bbl
Lift Type:		OGR:	bbl/MMcf
Oil Gravity:	API	Water Cut:	%
Heating Value:	Btu/scf	WGR:	bbl/MMcf

Remaining Reserves

Gas:	0.0 Mcf	Oil:	0.0 Mbbl
Number of Trends:	0		

Trends

Reserve Notes

Supporting Data Comments:

PRODUCT RESERVES & RATIOS (Sales Basis)*

	Reserve	Yield	ISC
Ethane			
Propane			
Butane			
Pentane+			
Field Condensate			
Sulphur			

* Items have details

INTERESTS AND BURDENS

Acquisition Date:	2011-07-01	
Disposition Date:		

Interests	Lessor	Burdens
75% WI	Crown	100% of 1/150 (5-15%) Oil+15% Gas

Participant Remarks: Nisku

Legend Energy Canada Ltd.
PRODUCTION AND FORECAST

Effective December 31, 2013

Operator:	**VESTA ENERGY LTD.**		**Joffre**
Province:	**Alberta**		**00/09-30-039-26W4/0**
Field:	**JOFFRE**		**NRA**
Pool:	**NISKU**		
Unit:			
Status:	**ABANDONED, RE-ENTERED OIL**		



Hours Of Production (hours)
Cumulative Oil Production (bbl)
Calendar Daily Oil Production (bbl/day)
Gas/Oil Ratio (scf/bbl)
Water/Oil Ratio (bbl/bbl)
End Of Hist
Time (Years)
1990 1991 1992 1993 1994 1995 1996 1997 1998



Calendar Daily Oil Production (bbl/day)
Eff End Of Hist
Cumulative Oil Production (bbl)
0 250 500 750 1000 1250 1500 1750 2000 2250 2500 2750 3000 3250 3500 3750 4000 4250 4500 4750 5000

Oil Cum	(bbl)	3,511	Gas Cum	(Mcf)	4,809	Water Cum	(bbl)	883	FCond Cum	(bbl)	0
Oil Rem Rec	(bbl)	0	Gas Rem Rec	(Mcf)	0	Water Rem Rec	(bbl)	0	FCond Rem Rec	(bbl)	0
Oil Ult Rec	(bbl)	3,511	Gas Ult Rec	(Mcf)	4,809	Water Ult Rec	(bbl)	883	FCond Ult Rec	(bbl)	0

Forecast Start (T0)	Calculation Type	Performance	Est Cum Prod (bbl)	3,511	Decline Exp	
Forecast End (Tf)	OVIP (Volumetric) (bbl)	0	Remaining Rec (bbl)	0	Initial Decline (De)	
Initial Rate (qi) (bbl/day)	Rec Factor (Volumetric)	0.000	Gas Surface Loss	0.0	Reserve Life Index	
Final Rate (qf) (bbl/day)	Ult Recoverable (bbl)	3,511	Gas Total Sales (Mcf)	0	Reserve Half Life	

INSITE Petroleum Consultants Ltd.

Legend Energy Canada Ltd.
INPUT DATA SHEET
Dec 31, 2013 Constant Prices and Costs (SEC Compliant) (CAD)

Effective December 31, 2013

GENERAL

Property:	Joffre	Operator:	VESTA ENERGY LTD.
Location:	00/09-30-039-26W4/2	Formation:	Ellerslie
Category:	PDP	Calculation Type:	Vol/Perf
Type:	Gas	Class:	Conventional
Current Status:	FLOWING GAS	Current Status Date:	2012-02-10
Alt ID:			

Entity Comments:

ZONE

Rig Release Date:	2011-12-06	Top Depth:	5,538.1 ft KB
Kelly Bushing:	2,803.1 ft SS	Total Depth:	6,922.6 ft KB
Pool Name:	ELLERSLIE CC	Midpoint Perf Depth:	5,564.3 ft KB

RESERVOIR & RESERVES SUMMARY (* data from volumetric tab)

Reservoir Parameters *		Oil			Gas		
Formation Top:	ft	Original Volume In Place:		Mbbl	Original Volume In Place:		129.1 MMcf
Gas/Oil Contact:	ft	Recovery Factor:		Fraction	Recovery Factor:		0.7500 Fraction
Water Contact:	ft	Ultimate Recoverable:		0.0 Mbbl	Ultimate Recoverable:		96.8 MMcf
Production Area:	acre	Cumulative Production:		0.0 Mbbl	Cumulative Production:		67.5 MMcf
Net Pay:	ft	Remaining Recoverable:		0.0 Mbbl	Remaining Recoverable:		29.3 MMcf
Reservoir Volume:	0.0 acre-ft	Oil Shrinkage: *		Fraction	Sales Gas:		25.8 MMcf
Porosity:	Fraction				Oil Saturation: *		Fraction
Water Saturation:	Fraction				Z Factor: *		Fraction
Initial Pressure:	psi				Surface Loss:		0.12 Fraction
Initial Temp:	F				H2S Content:		0.0001 Fraction
					CO2 Content:		0.0155 Fraction

Volumetric Remarks:

Category Remarks: Perfed & frac'd: Lwr Ellerslie 1701-1703 & Upper Ellerslie 1688-1690 mKB. Flowed tested @ 20.9 e3m3/d at FTP 808 Kpa.

FORECAST RATES AND TRENDS

On Production Date:	2012-02-10	GOR:	scf/bbl
Lift Type:		OGR:	bbl/MMcf
Oil Gravity:	API	Water Cut:	%
Heating Value:	1.203 Btu/scf	WGR:	bbl/MMcf

Remaining Reserves

Gas:	29,311.0 Mcf	Oil:	0.0 Mbbl

Number of Trends: 1

Trends	1
Product:	Gas
Start Date:	2014-01-01
End Date:	2016-07-08
Initial Rate:	40 Mcf/day
Rate at Effective Date:	40 Mcf/day
Final Rate:	25 Mcf/day
Decline Exponent:	0.000
Min Effective Decline:	
Final Cum:	96,798.8 Mcf

Reserve Notes

Supporting Data Comments:

PRODUCT RESERVES & RATIOS (Sales Basis)*

	Reserve	Yield	ISC
Ethane			0.0953 Molar Fraction
Propane			0.0397 Molar Fraction
Butane	52 bbl	2.00 bbl/MMcf	0.0139 Molar Fraction
Pentane+			0.0155 Molar Fraction
Field Condensate			
Sulphur			
* Items have details			

INTERESTS AND BURDENS

Acquisition Date:	2011-07-01
Disposition Date:	

Interests	Lessor	Burdens
3.188% GORI	Crown	

Participant Remarks:

Legend Energy Canada Ltd.
PRODUCTION AND FORECAST

Effective December 31, 2013

Operator:	**VESTA ENERGY LTD.**
Province:	**Alberta**
Field:	**JOFFRE**
Pool:	**ELLERSLIE CC**
Unit:	
Status:	**FLOWING GAS**

Joffre
00/09-30-039-26W4/2
PDP



Cumulative Gas Production (Mcf)
Calendar Daily Gas Production (Mcf/day)
Water/Gas Ratio (bbl/MMcf)
Hours Of Production (hours)
Gas Qf
Eff End Of Hist
Time (Years)



Calendar Daily Gas Production (Mcf/day)
Gas Qf
Eff End Of Hist
Cumulative Gas Production (Mcf)

Oil Cum	(bbl)	0	Gas Cum	(Mcf)	67,488	Water Cum	(bbl)	382	FCond Cum	(bbl)	0
Oil Rem Rec	(bbl)	0	Gas Rem Rec	(Mcf)	29,311	Water Rem Rec	(bbl)	0	FCond Rem Rec	(bbl)	352
Oil Ult Rec	(bbl)	0	Gas Ult Rec	(Mcf)	96,799	Water Ult Rec	(bbl)	382	FCond Ult Rec	(bbl)	352

Forecast Start (T0)		01/01/2014	Calculation Type		Vol/Perf	Est Cum Prod	(Mcf)	67,488	Decline Exp	0.000
Forecast End (Tf)		07/07/2016	OVIP (Volumetric)	(Mcf)	0	Remaining Rec	(Mcf)	29,311	Initial Decline (De)	17.0
Initial Rate (qi)	(Mcf/day)	39.7	Rec Factor (Volumetric)		0.000	Gas Surface Loss		0.12	Reserve Life Index	2.2
Final Rate (qf)	(Mcf/day)	25.0	Ult Recoverable	(Mcf)	96,799	Gas Total Sales	(Mcf)	25,794	Reserve Half Life	1.12

INSITE Petroleum Consultants Ltd.

Legend Energy Canada Ltd.
CASH FLOW
Dec 31, 2013 Constant Prices and Costs (SEC Compliant) (CAD)

Location : Joffre, Alberta
Entity : 00/09-30-039-26W4/2
Formation : Ellerslie
Effective December 31, 2013

Interests: 3.188% GORI

Total Proved Developed Producing Reserves

Lease Burden:

Lessor: Crown

OIL, GAS & SULPHUR SUMMARY

	COMPANY OIL							COMPANY SALES GAS							SULPHUR		TOTAL	
	Wells	Pool Rates bbl/d	Pool Volumes bbl	WI Volume bbl	RI Volume bbl	Price $/bbl	Revenue $	Wells	Pool Rates Mcf/d	Pool Volumes Mcf	WI Volume Mcf	RI Volume Mcf	Price $/Mcf	Revenue $	Co. Share Volume lt	Price $/lt	WI Rates boe/d	Co. Share Rates boe/d
2014	0.0	0	0.0	0.0	0.0	0.00	0	1.0	3	1,082.6	0.0	34.5	3.60	124	0.0	0.00	0	0
2015	0.0	0	0.0	0.0	0.0	0.00	0	0.0	0	0.0	0.0	0.0	0.00	0	0.0	0.00	0	0
2016	0.0	0	0.0	0.0	0.0	0.00	0	0.0	0	0.0	0.0	0.0	0.00	0	0.0	0.00	0	0
2017	0.0	0	0.0	0.0	0.0	0.00	0	0.0	0	0.0	0.0	0.0	0.00	0	0.0	0.00	0	0
2018	0.0	0	0.0	0.0	0.0	0.00	0	0.0	0	0.0	0.0	0.0	0.00	0	0.0	0.00	0	0
2019	0.0	0	0.0	0.0	0.0	0.00	0	0.0	0	0.0	0.0	0.0	0.00	0	0.0	0.00	0	0
2020	0.0	0	0.0	0.0	0.0	0.00	0	0.0	0	0.0	0.0	0.0	0.00	0	0.0	0.00	0	0
2021	0.0	0	0.0	0.0	0.0	0.00	0	0.0	0	0.0	0.0	0.0	0.00	0	0.0	0.00	0	0
2022	0.0	0	0.0	0.0	0.0	0.00	0	0.0	0	0.0	0.0	0.0	0.00	0	0.0	0.00	0	0
2023	0.0	0	0.0	0.0	0.0	0.00	0	0.0	0	0.0	0.0	0.0	0.00	0	0.0	0.00	0	0
Sub			0.0	0.0	0.0	0.00	0			1,082.6	0.0	34.5	3.60	124	0.0	0.00		
Rem			0.0	0.0	0.0	0.00	0			0.0	0.0	0.0	0.00	0	0.0	0.00		
Total			0.0	0.0	0.0	0.00	0			1,082.6	0.0	34.5	3.60	124	0.0	0.00		

NGL SUMMARY

	CONDENSATE				ETHANE				PROPANE				BUTANE				TOTAL NGL		
	WI Volume bbl	RI Volume bbl	Price $/bbl	Co. Share Revenue $	WI Volume bbl	RI Volume bbl	Price $/bbl	Co. Share Revenue $	WI Volume bbl	RI Volume bbl	Price $/bbl	Co. Share Revenue $	WI Volume bbl	RI Volume bbl	Price $/bbl	Co. Share Revenue $	WI Volume bbl	RI Volumes bbl	CS Net Volumes bbl
2014	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.1	69.23	4.8	0.0	0.1	0.1
2015	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.0
2016	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.0
2017	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.0
2018	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.0
2019	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.0
2020	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.0
2021	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.0
2022	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.0
2023	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.0
Sub	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.1	69.23	4.8	0.0	0.1	0.1
Rem	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.0
Total	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.1	69.23	4.8	0.0	0.1	0.1

CASH FLOW BTAX

	Company Revenue $	Crown Royalty $	Freehold Royalty $	ORR Royalty $	Mineral Tax $	Total Royalty Burden %	Net Rev After Royalties $	Other Income $	Sask Corp Cap Tax $	Fixed Oper Expense $	Variable Operating Expense $	Other Expenses $	Total Operating Costs $	Abandon Cost & Salvage $	Net Operating Income $	Total Investment $	NET Cash Flow $	CUM Cash Flow $	Disc Cash Flow (10%) $
2014	129	0.0	0.0	0.0	0.0	0	129	0.0	0.0	0.0	0.0	36.2	36.2	0.0	93	0.0	93	93	92
2015	0	0.0	0.0	0.0	0.0	0	0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0	0.0	0	93	0
2016	0	0.0	0.0	0.0	0.0	0	0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0	0.0	0	93	0
2017	0	0.0	0.0	0.0	0.0	0	0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0	0.0	0	93	0
2018	0	0.0	0.0	0.0	0.0	0	0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0	0.0	0	93	0
2019	0	0.0	0.0	0.0	0.0	0	0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0	0.0	0	93	0
2020	0	0.0	0.0	0.0	0.0	0	0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0	0.0	0	93	0
2021	0	0.0	0.0	0.0	0.0	0	0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0	0.0	0	93	0
2022	0	0.0	0.0	0.0	0.0	0	0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0	0.0	0	93	0
2023	0	0.0	0.0	0.0	0.0	0	0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0	0.0	0	93	0
Sub	129	0.0	0.0	0.0	0.0	0	129	0.0	0.0	0.0	0.0	36.2	36.2	0.0	93	0.0	93	93	92
Rem	0	0.0	0.0	0.0	0.0	0	0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0	0.0	0	93	0
Total	129	0.0	0.0	0.0	0.0	0	129	0.0	0.0	0.0	0.0	36.2	36.2	0.0	93	0.0	93	93	92

CO. SHARE RESERVES LIFE (years)

Reserves Half Life	0.1
RLI (Principal Product)	1.00
Reserves Life	0.08
RLI (BOE)	1.0

TOTAL RESERVES - SALES

	GROSS	WI	CO SH	NET
Oil (bbl)	0	0	0	0
Gas (Mcf)	1,083	0	35	35
Gas (bbl)	180	0	6	6
*NGL (bbl)	2	0	0	0
Cond (bbl)	0	0	0	0
Total (bbl)	183	0	6	6

*This NGL Value includes only Ethane, Propane and Butane. Condensate and Field Condensate are included in the Condensate line.

NET PRESENT VALUES BEFORE TAX

Discount Rate %	Op Income $	Investment $	Cash Flow $	NPV/BOE $/BOE
0	93	0.0	93	15.95
5	93	0.0	93	15.91
8	93	0.0	93	15.90
10	92	0.0	92	15.88
15	92	0.0	92	15.85
20	92	0.0	92	15.83

CAPITAL (undisc)

		Unrisked	Risked
Cost Of Prod.	$/BOEPD	0.00	0.00
Cost Of Reserves	$/BOE	0.00	0.00
Prob Of Success	%	100.00	100.00
Chance Of	%	100.00	100.00

ECONOMIC INDICATORS

		BTAX			
		Unrisked		Risked	
Discount Rate	(%)		10.0		10.0
Payout	(Yrs)		0.00		0.00
Discounted Payout	(Yrs)		0.00		0.00
DCF Rate of Return	(%)	>	200.0	>	200.0
NPV/Undisc Invest			0.0		0.0
NPV/Disc Invest			0.0		0.0
Undisc NPV/Undisc Invest			0.0		0.0
NPV/DIS Cap Exposure			0.0		0.0
NPV/BOEPD	(M$/boepd)		5.8		5.8

FIRST 12 MONTHS AVG. PERFORMANCE (undisc)

		WI		Co. Share	
		Unrisked	Risked	Unrisked	Risked
Prod (3 Mo Ave)	(BOEPD)	0.00	0.00	0.06	0.06
Prod (12 Mo Ave)	(BOEPD)	0.00	0.00	0.02	0.02
Price	($/BOE)	0.00	0.00	22.17	22.17
Royalties	($/BOE)	0.00	0.00	0.00	0.00
Operating Costs	($/BOE)	0.00	0.00	6.23	6.23
NetBack	($/BOE)	0.00	0.00	15.95	15.95
Recycle Ratio	(ratio)	0.00	0.00	0.00	0.00

INSITE Petroleum Consultants Ltd.

Legend Energy Canada Ltd.
INPUT DATA SHEET
Dec 31, 2013 Constant Prices and Costs (SEC Compliant) (CAD)

Effective December 31, 2013

GENERAL

Property:	Joffre	Operator:	VESTA ENERGY LTD.
Location:	00/09-30-039-26W4/2	Formation:	Ellerslie
Category:	P+P	Calculation Type:	Vol/Perf
Type:	Gas	Class:	Conventional
Current Status:	FLOWING GAS	Current Status Date:	2012-02-10
Alt ID:			

Entity Comments:

ZONE

Rig Release Date:	2011-12-06	Top Depth:	5,538.1 ft KB
Kelly Bushing:	2,803.1 ft SS	Total Depth:	6,922.6 ft KB
Pool Name:	ELLERSLIE CC	Midpoint Perf Depth:	5,564.3 ft KB

RESERVOIR & RESERVES SUMMARY   (* data from volumetric tab)

Reservoir Parameters *		Oil			Gas		
Formation Top:	ft	Original Volume In Place:		Mbbl	Original Volume In Place:	129.1	MMcf
Gas/Oil Contact:	ft	Recovery Factor:		Fraction	Recovery Factor:	0.8000	Fraction
Water Contact:	ft	Ultimate Recoverable:		0.0 Mbbl	Ultimate Recoverable:	103.3	MMcf
Production Area:	acre	Cumulative Production:		0.0 Mbbl	Cumulative Production:	67.5	MMcf
Net Pay:	ft	Remaining Recoverable:		0.0 Mbbl	Remaining Recoverable:	35.8	MMcf
Reservoir Volume:	0.0 acre-ft	Oil Shrinkage: *		Fraction	Sales Gas:	31.5	MMcf
Porosity:	Fraction				Oil Saturation: *		Fraction
Water Saturation:	Fraction				Z Factor: *		Fraction
Initial Pressure:	psi				Surface Loss:	0.12	Fraction
Initial Temp:	F				H2S Content:	0.0001	Fraction
					CO2 Content:	0.0155	Fraction

Volumetric Remarks:

Category Remarks: Perfed & frac'd: Lwr Ellerslie 1701-1703 & Upper Ellerslie 1688-1690 mKB. Flowed tested @ 20.9 e3m3/d at FTP 808 Kpa.

FORECAST RATES AND TRENDS

On Production Date:	2012-02-10	GOR:	scf/bbl
Lift Type:		OGR:	bbl/MMcf
Oil Gravity:	API	Water Cut:	%
Heating Value:	1,203 Btu/scf	WGR:	bbl/MMcf

Remaining Reserves
Gas:	35,764.2 Mcf	Oil:	0.0 Mbbl

Number of Trends: 1

Trends   1
Product:	Gas
Start Date:	2014-01-01
End Date:	2017-01-26
Initial Rate:	40 Mcf/day
Rate at Effective Date:	40 Mcf/day
Final Rate:	25 Mcf/day
Decline Exponent:	0.000
Min Effective Decline:	
Final Cum:	103,252.0 Mcf

Reserve Notes

Supporting Data Comments:

PRODUCT RESERVES & RATIOS (Sales Basis)*

	Reserve	Yield	ISC
Ethane			0.0953 Molar Fraction
Propane			0.0397 Molar Fraction
Butane	63 bbl	2.00 bbl/MMcf	0.0139 Molar Fraction
Pentane+			0.0155 Molar Fraction
Field Condensate			
Sulphur			
* Items have details			

INTERESTS AND BURDENS

Acquisition Date:	2011-07-01
Disposition Date:	

Interests	Lessor	Burdens
3.188% GORI	Crown	

Participant Remarks:

Legend Energy Canada Ltd.
PRODUCTION AND FORECAST

Effective December 31, 2013

Operator:	VESTA ENERGY LTD.	Joffre
Province:	Alberta	00/09-30-039-26W4/2
Field:	JOFFRE	P+P
Pool:	ELLERSLIE CC	
Unit:		
Status:	FLOWING GAS	





Oil Cum	(bbl)	0	Gas Cum	(Mcf)	67,488	Water Cum	(bbl)	382	FCond Cum	(bbl)	0
Oil Rem Rec	(bbl)	0	Gas Rem Rec	(Mcf)	35,764	Water Rem Rec	(bbl)	0	FCond Rem Rec	(bbl)	352
Oil Ult Rec	(bbl)	0	Gas Ult Rec	(Mcf)	103,252	Water Ult Rec	(bbl)	382	FCond Ult Rec	(bbl)	352

Forecast Start (T0)		01/01/2014	Calculation Type		Vol/Perf	Est Cum Prod	(Mcf)	67,488	Decline Exp		0.000
Forecast End (Tf)		01/25/2017	OVIP (Volumetric)	(Mcf)	0	Remaining Rec	(Mcf)	35,764	Initial Decline (De)		14.2
Initial Rate (qi)	(Mcf/day)	39.7	Rec Factor (Volumetric)		0.000	Gas Surface Loss		0.12	Reserve Life Index		2.64
Final Rate (qf)	(Mcf/day)	25.0	Ult Recoverable	(Mcf)	103,252	Gas Total Sales	(Mcf)	31,473	Reserve Half Life		1.36

Legend Energy Canada Ltd.
CASH FLOW
Dec 31, 2013 Constant Prices and Costs (SEC Compliant) (CAD)

Location : Joffre, Alberta   Interests: 3.188% GORI   Lease Burden:

Entity : 00/09-30-039-26W4/2

Formation : Ellerslie   Lessor: Crown

Effective December 31, 2013   Total Proved Plus Probable Reserves

OIL, GAS & SULPHUR SUMMARY

	COMPANY OIL							COMPANY SALES GAS							SULPHUR		TOTAL	
	Wells	Pool Rates bbl/d	Pool Volumes bbl	WI Volume bbl	RI Volume bbl	Price $/bbl	Revenue $	Wells	Pool Rates Mcf/d	Pool Volumes Mcf	WI Volume Mcf	RI Volume Mcf	Price $/Mcf	Revenue $	Co. Share Volume lt	Price $/lt	WI Rates boe/d	Co. Share Rates boe/d
2014	0.0	0	0.0	0.0	0.0	0.00	0	1.0	3	1,084.1	0.0	34.6	3.60	124	0.0	0.00	0	0
2015	0.0	0	0.0	0.0	0.0	0.00	0	0.0	0	0.0	0.0	0.0	0.00	0	0.0	0.00	0	0
2016	0.0	0	0.0	0.0	0.0	0.00	0	0.0	0	0.0	0.0	0.0	0.00	0	0.0	0.00	0	0
2017	0.0	0	0.0	0.0	0.0	0.00	0	0.0	0	0.0	0.0	0.0	0.00	0	0.0	0.00	0	0
2018	0.0	0	0.0	0.0	0.0	0.00	0	0.0	0	0.0	0.0	0.0	0.00	0	0.0	0.00	0	0
2019	0.0	0	0.0	0.0	0.0	0.00	0	0.0	0	0.0	0.0	0.0	0.00	0	0.0	0.00	0	0
2020	0.0	0	0.0	0.0	0.0	0.00	0	0.0	0	0.0	0.0	0.0	0.00	0	0.0	0.00	0	0
2021	0.0	0	0.0	0.0	0.0	0.00	0	0.0	0	0.0	0.0	0.0	0.00	0	0.0	0.00	0	0
2022	0.0	0	0.0	0.0	0.0	0.00	0	0.0	0	0.0	0.0	0.0	0.00	0	0.0	0.00	0	0
2023	0.0	0	0.0	0.0	0.0	0.00	0	0.0	0	0.0	0.0	0.0	0.00	0	0.0	0.00	0	0
Sub			0.0	0.0	0.0	0.00	0			1,084.1	0.0	34.6	3.60	124	0.0	0.00		
Rem			0.0	0.0	0.0	0.00	0			0.0	0.0	0.0	0.00	0	0.0	0.00		
Total			0.0	0.0	0.0	0.00	0			1,084.1	0.0	34.6	3.60	124	0.0	0.00		

NGL SUMMARY

	CONDENSATE				ETHANE				PROPANE				BUTANE				TOTAL NGL		
	WI Volume bbl	RI Volume bbl	Price $/bbl	Co. Share Revenue $	WI Volume bbl	RI Volume bbl	Price $/bbl	Co. Share Revenue $	WI Volume bbl	RI Volume bbl	Price $/bbl	Co. Share Revenue $	WI Volume bbl	RI Volume bbl	Price $/bbl	Co. Share Revenue $	WI Volume bbl	RI Volumes bbl	CS Net Volumes bbl
2014	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.1	69.23	4.8	0.0	0.1	0.1
2015	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.0
2016	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.0
2017	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.0
2018	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.0
2019	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.0
2020	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.0
2021	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.0
2022	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.0
2023	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.0
Sub	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.1	69.23	4.8	0.0	0.1	0.1
Rem	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.0
Total	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.1	69.23	4.8	0.0	0.1	0.1

CASH FLOW BTAX

	Company Revenue $	Crown Royalty $	Freehold Royalty $	ORR Royalty $	Mineral Tax $	Total Royalty Burden %	Net Rev After Royalties $	Other Income $	Sask Corp Cap Tax $	Fixed Oper Expense $	Variable Operating Expense $	Other Expenses $	Total Operating Costs $	Abandon Cost & Salvage $	Net Operating Income $	Total Investment $	NET Cash Flow $	CUM Cash Flow $	Disc Cash Flow (10%) $
2014	129	0.0	0.0	0.0	0.0	0	129	0.0	0.0	0.0	0.0	36.3	36.3	0.0	93	0.0	93	93	93
2015	0	0.0	0.0	0.0	0.0	0	0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0	0.0	0	93	0
2016	0	0.0	0.0	0.0	0.0	0	0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0	0.0	0	93	0
2017	0	0.0	0.0	0.0	0.0	0	0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0	0.0	0	93	0
2018	0	0.0	0.0	0.0	0.0	0	0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0	0.0	0	93	0
2019	0	0.0	0.0	0.0	0.0	0	0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0	0.0	0	93	0
2020	0	0.0	0.0	0.0	0.0	0	0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0	0.0	0	93	0
2021	0	0.0	0.0	0.0	0.0	0	0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0	0.0	0	93	0
2022	0	0.0	0.0	0.0	0.0	0	0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0	0.0	0	93	0
2023	0	0.0	0.0	0.0	0.0	0	0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0	0.0	0	93	0
Sub	129	0.0	0.0	0.0	0.0	0	129	0.0	0.0	0.0	0.0	36.3	36.3	0.0	93	0.0	93	93	93
Rem	0	0.0	0.0	0.0	0.0	0	0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0	0.0	0	93	0
Total	129	0.0	0.0	0.0	0.0	0	129	0.0	0.0	0.0	0.0	36.3	36.3	0.0	93	0.0	93	93	93

CO. SHARE RESERVES LIFE (years)

Reserves Half Life	0.1
RLI (Principal Product)	1.00
Reserves Life	0.08
RLI (BOE)	1.0

TOTAL RESERVES - SALES

	GROSS	WI	CO SH	NET
Oil (bbl)	0	0	0	0
Gas (Mcf)	1,084	0	35	35
Gas (bbl)	181	0	6	6
*NGL (bbl)	2	0	0	0
Cond (bbl)	0	0	0	0
Total (bbl)	183	0	6	6

*This NGL Value includes only Ethane, Propane and Butane. Condensate and Field Condensate are included in the Condensate line.

NET PRESENT VALUES BEFORE TAX

Discount Rate %	Op Income $	Investment $	Cash Flow $	NPV/BOE $/BOE
0	93	0.0	93	15.95
5	93	0.0	93	15.91
8	93	0.0	93	15.90
10	93	0.0	93	15.88
15	92	0.0	92	15.85
20	92	0.0	92	15.83

CAPITAL (undisc)

		Unrisked	Risked
Cost Of Prod.	$/BOEPD	0.00	0.00
Cost Of Reserves	$/BOE	0.00	0.00
Prob Of Success	%	100.00	100.00
Chance Of	%	100.00	100.00

ECONOMIC INDICATORS

		BTAX			
		Unrisked		Risked	
Discount Rate	(%)		10.0		10.0
Payout	(Yrs)		0.00		0.00
Discounted Payout	(Yrs)		0.00		0.00
DCF Rate of Return	(%)	>	200.0	>	200.0
NPV/Undisc Invest			0.0		0.0
NPV/Disc Invest			0.0		0.0
Undisc NPV/Undisc Invest			0.0		0.0
NPV/DIS Cap Exposure			0.0		0.0
NPV/BOEPD	(M$/boepd)		5.8		5.8

FIRST 12 MONTHS AVG. PERFORMANCE (undisc)

		WI		Co. Share	
		Unrisked	Risked	Unrisked	Risked
Prod (3 Mo Ave)	(BOEPD)	0.00	0.00	0.06	0.06
Prod (12 Mo Ave)	(BOEPD)	0.00	0.00	0.02	0.02
Price	($/BOE)	0.00	0.00	22.17	22.17
Royalties	($/BOE)	0.00	0.00	0.00	0.00
Operating Costs	($/BOE)	0.00	0.00	6.23	6.23
NetBack	($/BOE)	0.00	0.00	15.95	15.95
Recycle Ratio	(ratio)	0.00	0.00	0.00	0.00

Legend Energy Canada Ltd.
INPUT DATA SHEET
Dec 31, 2013 Constant Prices and Costs (SEC Compliant) (CAD)

Effective December 31, 2013

GENERAL

Property:	Joffre	Operator:	
Location:	00/09-30-039-26W4/3	Formation	Upper Ellerslie
Category	PDP	Calculation Type:	Volumetric
Type:	Gas	Class:	Conventional
Current Status:	Flowing Gas	Current Status Date:	
Alt ID:			

Entity Comments: Volumetric assignment only.

ZONE

Rig Release Date:		Top Depth:	0.0 ft KB
Kelly Bushing:	0.0 ft SS	Total Depth:	0.0 ft KB
Pool Name:		Midpoint Perf Depth:	0.0 ft KB

RESERVOIR & RESERVES SUMMARY   (* data from volumetric tab)

Reservoir Parameters *		Oil		Gas	
Formation Top:	ft	Original Volume In Place:	Mbbl	Original Volume In Place:	49.1 MMcf
Gas/Oil Contact:	ft	Recovery Factor:	Fraction	Recovery Factor:	0.0000 Fraction
Water Contact:	ft	Ultimate Recoverable:	0.0 Mbbl	Ultimate Recoverable:	0.0 MMcf
Production Area:	30 acre	Cumulative Production:	0.0 Mbbl	Cumulative Production:	0.0 MMcf
Net Pay:	3.30 ft	Remaining Recoverable:	0.0 Mbbl	Remaining Recoverable:	0.0 MMcf
Reservoir Volume:	99.0 acre-ft	Oil Shrinkage: *	Fraction	Sales Gas:	0.0 MMcf
Porosity:	0.120 Fraction			Oil Saturation: *	Fraction
Water Saturation:	0.200 Fraction			Z Factor: *	0.8310 Fraction
Initial Pressure:	1,704.9 psi			Surface Loss:	0.00 Fraction
Initial Temp:	154 F			H2S Content:	0.0001 Fraction
				CO2 Content	0.0155 Fraction

Volumetric Remarks: Upper zone appears to be in 7-30 well and potentially zone correlates to 10-29 and 3 other wells in south of 32-39-26w4; Area wells 02/11-20 and 02-19-39-26w4 have drainage areas of 135 and 185 acres for an average of 160 acres.

Category Remarks:

FORECAST RATES AND TRENDS

On Production Date:		GOR:	scf/bbl
Lift Type:		OGR:	bbl/MMcf
Oil Gravity:	API	Water Cut:	%
Heating Value:	Btu/scf	WGR:	bbl/MMcf

Remaining Reserves

Gas:	0.0 Mcf	Oil:	0.0 Mbbl

Number of Trends: 0

Trends

Reserve Notes

Supporting Data Comments:

PRODUCT RESERVES & RATIOS (Sales Basis)*

	Reserve	Yield	ISC
Ethane			
Propane			
Butane			
Pentane+			
Field Condensate			
Sulphur			

* Items have details

INTERESTS AND BURDENS

Acquisition Date: 2011-07-01
Disposition Date:

Interests	Lessor	Burdens
3.188% GORI	Crown	

Participant Remarks:

Effective December 31, 2013

GENERAL

Property:	Joffre	Operator:	
Location:	00/09-30-039-26W4/4	Formation:	Lower Ellerslie
Category:	PDP	Calculation Type:	Volumetric
Type:	Gas	Class:	Conventional
Current Status:	Flowing Gas	Current Status Date:	
Alt ID:			

Entity Comments: Volumetric assignment only.

ZONE

Rig Release Date:		Top Depth:	0.0 ft KB
Kelly Bushing:	0.0 ft SS	Total Depth:	0.0 ft KB
Pool Name:		Midpoint Perf Depth:	0.0 ft KB

RESERVOIR & RESERVES SUMMARY   (* data from volumetric tab)

Reservoir Parameters *		Oil			Gas		
Formation Top:	ft	Original Volume In Place:		Mbbl	Original Volume In Place:	80.0	MMcf
Gas/Oil Contact:	ft	Recovery Factor:		Fraction	Recovery Factor:	0.0000	Fraction
Water Contact:	ft	Ultimate Recoverable:	0.0	Mbbl	Ultimate Recoverable:	0.0	MMcf
Production Area:	30 acre	Cumulative Production:	0.0	Mbbl	Cumulative Production:	0.0	MMcf
Net Pay:	4.30 ft	Remaining Recoverable:	0.0	Mbbl	Remaining Recoverable:	0.0	MMcf
Reservoir Volume:	129.0 acre-ft	Oil Shrinkage: *		Fraction	Sales Gas:	0.0	MMcf
Porosity:	0.150 Fraction				Oil Saturation: *		Fraction
Water Saturation:	0.200 Fraction				Z Factor: *	0.8310	Fraction
Initial Pressure:	1,704.9 psi				Surface Loss:	0.00	Fraction
Initial Temp:	154 F				H2S Content:	0.0001	Fraction
					CO2 Content:	0.0155	Fraction

Volumetric Remarks: The lower zone does not correlate to the 7-30 well. It appears to correlate to 1-30 well and other wells in section 29 except 9-29. Area wells 02/11-20 and 02-19-39-26w4 have drainage areas of 135 and 185 acres for an average of 160 acres.

Category Remarks:

FORECAST RATES AND TRENDS

On Production Date:		GOR:		scf/bbl	
Lift Type:		OGR:		bbl/MMcf	
Oil Gravity:	API	Water Cut:		%	
Heating Value:	Btu/scf	WGR:		bbl/MMcf	

Remaining Reserves

Gas:	0.0 Mcf	Oil:		0.0 Mbbl
Number of Trends:	0			

Trends

Reserve Notes

Supporting Data Comments:

PRODUCT RESERVES & RATIOS (Sales Basis)*

	Reserve	Yield	ISC
Ethane			
Propane			
Butane			
Pentane+			
Field Condensate			
Sulphur			
* Items have details			

INTERESTS AND BURDENS

Acquisition Date:	2011-07-01	
Disposition Date:		

Interests	Lessor	Burdens
3.188% GORI	Crown	

Participant Remarks:



R22W4   R21

WELL LEGEND

- • Oil   ○ Location
- ☼ Gas   ◇ Other
- ⬦ Suspended Oil   ☼ Abandoned Gas
- ☼ Suspended Gas   ⬦ Abandoned Oil
- ⬦ Suspended   ⬦ Abandoned
- ⤳ Injection

PIPELINE LEGEND

- ——— Oil
- ——— Natural Gas
- ——— Sour Natural Gas
- ——— Water
- ——— Other

Legend Energy Canada Ltd.

LIEGE

Alberta

Quick Select
(403) 640-9080

Date: 2014/3/17
Author: mdr

Legend Energy Canada Ltd.
DETAILED ECONOMIC SUMMARY
Dec 31, 2013 Constant Prices and Costs (SEC Compliant) (CAD)

Effective December 31, 2013 Liege

		PDP	PDNP	PU	PD+PU	Probable	P+P
NPV - BTAX	**M$**						
Undiscounted		124.0			124.0		124.0
Discounted at 5%		105.8			105.8		105.8
Discounted at 10%		91.9			91.9		91.9
Discounted at 15%		81.0			81.0		81.0
Discounted at 20%		72.4			72.4		72.4

Light & Medium Oil includes Shale Oil. Heavy Oil Includes Ultra Heavy in Alberta and Bitumen. Sales Gas includes Solution gas, Associated and Non- Associated gas, Coalbed Methane, Shale

INSITE Petroleum Consultants Ltd.

Legend Energy Canada Ltd.
DETAILED RESERVES AND PRESENT VALUE
Dec 31, 2013 Constant Prices and Costs (SEC Compliant) (CAD)
Liege

Effective December 31, 2013 — Proved Developed Producing

Location	Formation	Avg Int %	Category	Oil WI Mstb	Oil RI Mstb	Oil Net Mstb	Sales Gas WI MMcf	Sales Gas RI MMcf	Sales Gas Net MMcf	NGL WI Mstb	NGL RI Mstb	NGL Net Mstb	BOE WI Mboe	BOE RI Mboe	BOE Net Mboe	Present Value 5% M$	Present Value 10% M$	Present Value 15% M$
Liege																		
Liege GOB Royalty Reduction		10.00	PDP	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	105.8	91.9	81.0
Liege				0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	105.8	91.9	81.0
Total				0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	105.8	91.9	81.0

Legend Energy Canada Ltd.
CASH FLOW
Dec 31, 2013 Constant Prices and Costs (SEC Compliant) (CAD)

Selection : Liege
Effective December 31, 2013   Total Proved Developed Producing Reserves

OIL, GAS & SULPHUR SUMMARY

	COMPANY OIL							COMPANY SALES GAS							SULPHUR		TOTAL	
	Wells	Pool Rates bbl/d	Pool Volumes bbl	WI Volume bbl	RI Volume bbl	Price $/bbl	Revenue $	Wells	Pool Rates Mcf/d	Pool Volumes Mcf	WI Volume Mcf	RI Volume Mcf	Price $/Mcf	Revenue $	Co. Share Volume lt	Price $/lt	WI Rates boe/d	Co. Share Rates boe/d
2014	0.0	0	0.0	0.0	0.0	0.00	0	0.0	0	0.0	0.0	0.0	0.00	0	0.0	0.00	0	0
2015	0.0	0	0.0	0.0	0.0	0.00	0	0.0	0	0.0	0.0	0.0	0.00	0	0.0	0.00	0	0
2016	0.0	0	0.0	0.0	0.0	0.00	0	0.0	0	0.0	0.0	0.0	0.00	0	0.0	0.00	0	0
2017	0.0	0	0.0	0.0	0.0	0.00	0	0.0	0	0.0	0.0	0.0	0.00	0	0.0	0.00	0	0
2018	0.0	0	0.0	0.0	0.0	0.00	0	0.0	0	0.0	0.0	0.0	0.00	0	0.0	0.00	0	0
2019	0.0	0	0.0	0.0	0.0	0.00	0	0.0	0	0.0	0.0	0.0	0.00	0	0.0	0.00	0	0
2020	0.0	0	0.0	0.0	0.0	0.00	0	0.0	0	0.0	0.0	0.0	0.00	0	0.0	0.00	0	0
2021	0.0	0	0.0	0.0	0.0	0.00	0	0.0	0	0.0	0.0	0.0	0.00	0	0.0	0.00	0	0
2022	0.0	0	0.0	0.0	0.0	0.00	0	0.0	0	0.0	0.0	0.0	0.00	0	0.0	0.00	0	0
2023	0.0	0	0.0	0.0	0.0	0.00	0	0.0	0	0.0	0.0	0.0	0.00	0	0.0	0.00	0	0
Sub			0.0	0.0	0.0	0.00	0			0.0	0.0	0.0	0.00	0	0.0	0.00		
Rem			0.0	0.0	0.0	0.00	0			0.0	0.0	0.0	0.00	0	0.0	0.00		
Total			0.0	0.0	0.0	0.00	0			0.0	0.0	0.0	0.00	0	0.0	0.00		

NGL SUMMARY

	CONDENSATE				ETHANE				PROPANE				BUTANE				TOTAL NGL		
	WI Volume bbl	RI Volume bbl	Price $/bbl	Co. Share Revenue $	WI Volume bbl	RI Volume bbl	Price $/bbl	Co. Share Revenue $	WI Volume bbl	RI Volume bbl	Price $/bbl	Co. Share Revenue $	WI Volume bbl	RI Volume bbl	Price $/bbl	Co. Share Revenue $	WI Volume bbl	RI Volumes bbl	CS Net Volumes bbl
2014	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.0
2015	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.0
2016	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.0
2017	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.0
2018	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.0
2019	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.0
2020	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.0
2021	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.0
2022	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.0
2023	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.0
Sub	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.0
Rem	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.0
Total	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.0

CASH FLOW BTAX

	Company Revenue $	Crown Royalty $	Freehold Royalty $	ORR Royalty $	Mineral Tax $	Total Royalty Burden %	Net Rev After Royalties $	Other Income $	Sask Corp Cap Tax $	Fixed Oper Expense $	Variable Operating Expense $	Other Expenses $	Total Operating Costs $	Abandon Cost & Salvage $	Net Operating Income $	Total Investment $	NET Cash Flow $	CUM Cash Flow $	Disc Cash Flow (10%) $
2014	0	-21,339.8	0.0	0.0	0.0	0	21,340	0.0	0.0	0.0	0.0	0.0	0.0	0.0	21,340	0.0	21,340	21,340	20,378
2015	0	-19,678.7	0.0	0.0	0.0	0	19,679	0.0	0.0	0.0	0.0	0.0	0.0	0.0	19,679	0.0	19,679	41,019	17,084
2016	0	-18,196.4	0.0	0.0	0.0	0	18,196	0.0	0.0	0.0	0.0	0.0	0.0	0.0	18,196	0.0	18,196	59,215	14,361
2017	0	-16,728.0	0.0	0.0	0.0	0	16,728	0.0	0.0	0.0	0.0	0.0	0.0	0.0	16,728	0.0	16,728	75,943	11,984
2018	0	-15,421.0	0.0	0.0	0.0	0	15,421	0.0	0.0	0.0	0.0	0.0	0.0	0.0	15,421	0.0	15,421	91,364	10,044
2019	0	-14,214.8	0.0	0.0	0.0	0	14,215	0.0	0.0	0.0	0.0	0.0	0.0	0.0	14,215	0.0	14,215	105,579	8,418
2020	0	-13,139.7	0.0	0.0	0.0	0	13,140	0.0	0.0	0.0	0.0	0.0	0.0	0.0	13,140	0.0	13,140	118,718	7,072
2021	0	-5,249.2	0.0	0.0	0.0	0	5,249	0.0	0.0	0.0	0.0	0.0	0.0	0.0	5,249	0.0	5,249	123,968	2,569
2022	0	0.0	0.0	0.0	0.0	0	0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0	0.0	0	123,968	0
2023	0	0.0	0.0	0.0	0.0	0	0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0	0.0	0	123,968	0
Sub	0	-123,967.7	0.0	0.0	0.0	0	123,968	0.0	0.0	0.0	0.0	0.0	0.0	0.0	123,968	0.0	123,968	123,968	91,910
Rem	0	0.0	0.0	0.0	0.0	0	0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0	0.0	0	123,968	0
Total	0	-123,967.7	0.0	0.0	0.0	0	123,968	0.0	0.0	0.0	0.0	0.0	0.0	0.0	123,968	0.0	123,968	123,968	91,910

CO. SHARE RESERVES LIFE (years)

Reserves Half Life	0.0
RLI (Principal Product)	0.00
Reserves Life	
RLI (BOE)	0.0

TOTAL RESERVES - SALES

	GROSS	WI	CO SH	NET
Oil (bbl)	0	0	0	0
Gas (Mcf)	0	0	0	0
Gas (bbl)	0	0	0	0
*NGL (bbl)	0	0	0	0
Cond (bbl)	0	0	0	0
Total (bbl)	0	0	0	0

*This NGL Value includes only Ethane, Propane and Butane. Condensate and Field Condensate are included in the Condensate line.

NET PRESENT VALUES BEFORE TAX

Discount Rate %	Op Income $	Investment $	Cash Flow $	NPV/BOE $/BOE
0	123,968	0.0	123,968	0.00
5	105,827	0.0	105,827	0.00
8	97,057	0.0	97,057	0.00
10	91,910	0.0	91,910	0.00
15	81,023	0.0	81,023	0.00
20	72,356	0.0	72,356	0.00

CAPITAL (undisc)

		Unrisked	Risked
Cost Of Prod.	$/BOEPD	0.00	0.00
Cost Of Reserves	$/BOE	0.00	0.00
Prob Of Success	%	100.00	
Chance Of	%	100.00	

ECONOMIC INDICATORS

		BTAX			
		Unrisked		Risked	
Discount Rate	(%)	10.0		10.0	
Payout	(Yrs)	0.00		0.00	
Discounted Payout	(Yrs)	0.00		0.00	
DCF Rate of Return	(%)	>	200.0	>	200.0
NPV/Undisc Invest		0.0		0.0	
NPV/Disc Invest		0.0		0.0	
Undisc NPV/Undisc Invest		0.0		0.0	
NPV/DIS Cap Exposure		0.0		0.0	
NPV/BOEPD	(M$/boepd)	0.0		0.0	

FIRST 12 MONTHS AVG. PERFORMANCE (undisc)

		WI		Co. Share	
		Unrisked	Risked	Unrisked	Risked
Prod (3 Mo Ave)	(BOEPD)	0.00	0.00	0.00	0.00
Prod (12 Mo Ave)	(BOEPD)	0.00	0.00	0.00	0.00
Price	($/BOE)	0.00	0.00	0.00	0.00
Royalties	($/BOE)	0.00	0.00	0.00	0.00
Operating Costs	($/BOE)	0.00	0.00	0.00	0.00
NetBack	($/BOE)	0.00	0.00	0.00	0.00
Recycle Ratio	(ratio)	0.00	0.00	0.00	0.00

Legend Energy Canada Ltd.
ENTITY INTERESTS

Effective December 31, 2013

Location Disposition Date	Formation Status	Type Class	Interests	Lessor: Production Class	Burdens
Liege					
00/05-17-089-21W4/0	GROSMONT FLOWING GAS	Gas Conventional	10% WI Remarks: To base Nisku	Crown	
00/04-19-089-21W4/0	 DRILLED AND CASED	Gas Conventional	10% WI	Crown	
00/10-11-089-22W4/0	NISKU FLOWING GAS	Gas Conventional	10% WI Remarks: To base Nisku	Crown	
00/13-12-089-22W4/0	GROSMONT ABANDONED GAS	Gas Conventional	10% WI Remarks: To base Nisku	Crown	
00/06-13-089-22W4/0	GROSMONT FLOWING GAS	Gas Conventional	10% WI Remarks: To base Nisku	Crown	
00/07-14-089-22W4/0	GROSMONT SALTWATER DISPOSAL	Undefined Undefined	10% WI Remarks: To base Nisku	Crown	
00/16-22-089-22W4/0	NISKU FLOWING GAS	Gas Conventional	10% WI Remarks: To base Nisku	Crown	
02/10-23-089-22W4/0	NISKU FLOWING GAS	Gas Conventional	10% WI Remarks: To base Nisku	Crown	
00/03-24-089-22W4/0	GROSMONT FLOWING GAS	Gas Conventional	10% WI Remarks: To base Nisku	Crown	
Liege GOB Royalty Reduction		Gas Conventional	10% WI	Crown	

Legend Energy Canada Ltd.
WELL ID AND CODES LIST

Effective December 31, 2013

Well ID	Status	Type	Formation	Operator	Field Name	Field Code	Pool Name	Pool Code	Unit Name	Unit Code	Dates Status	Rig Rel	On Prod
Liege													
00/05-17-089-21W4/0	SUSPENDED GAS	Gas	GROSMONT	BONAVISTA ENERGY CORPORATION	LIEGE	AB0538	CMG POOL 001 - WABISKAW,MC MRY,L IRETON,N	AB053808 00160			2012-12-01	1989-01-22	1989-02-22
00/04-19-089-21W4/0	ABANDONED	Gas		BONAVISTA ENERGY CORPORATION	LIEGE	AB0538					2012-02-23	1989-01-25	
00/10-11-089-22W4/0	SUSPENDED GAS	Gas	NISKU	BONAVISTA ENERGY CORPORATION	LIEGE	AB0538	CMG POOL 001 - WABISKAW,MC MRY,L IRETON,N	AB053808 00160			2012-12-01	1988-02-07	1988-04-12
00/13-12-089-22W4/0	ABANDONED GAS	Gas	GROSMONT	BONAVISTA ENERGY CORPORATION	LIEGE	AB0538	CMG POOL 001 - WABISKAW,MC MRY,L IRETON,N	AB053808 00160			1998-02-12	1989-03-09	1989-03-27
00/06-13-089-22W4/0	SUSPENDED GAS	Gas	GROSMONT	BONAVISTA ENERGY CORPORATION	LIEGE	AB0538	CMG POOL 001 - WABISKAW,MC MRY,L IRETON,N	AB053808 00160			2012-12-01	1987-02-12	1987-03-18
00/07-14-089-22W4/0	SUSPENDED WATER DISPOSAL	Undefined	GROSMONT	BONAVISTA ENERGY CORPORATION	LIEGE	AB0538	CMG POOL 001 - WABISKAW,MC MRY,L IRETON,N	AB053808 00160			2013-09-01	1976-02-17	
00/16-22-089-22W4/0	SUSPENDED GAS	Gas	NISKU	BONAVISTA ENERGY CORPORATION	LIEGE	AB0538	CMG POOL 001 - WABISKAW,MC MRY,L IRETON,N	AB053808 00160			2012-12-01	1988-01-18	1988-04-12
02/10-23-089-22W4/0	SUSPENDED GAS	Gas	CLEARWATER	BONAVISTA ENERGY CORPORATION	LIEGE	AB0538	CMG POOL 001 - WABISKAW,MC MRY,L IRETON,N	AB053808 00160			2012-12-01	1988-01-14	1988-04-12
00/03-24-089-22W4/0	SUSPENDED GAS	Gas	GROSMONT	BONAVISTA ENERGY CORPORATION	LIEGE	AB0538	CMG POOL 001 - WABISKAW,MC MRY,L IRETON,N	AB053808 00160			2012-12-01	1987-02-17	1987-03-18

Legend Energy Canada Ltd.
PRODUCTION SUMMARY
Gross Production

Effective December 31, 2013 — Liege

	Location	Formation	Company Interest %	Well Count	Production for Dec 2013 Oil bbl	Production for Dec 2013 Gas Mcf	Production for Dec 2013 Water bbl	Jan 2013 to Dec 2013 Oil bbl	Jan 2013 to Dec 2013 Gas Mcf	Jan 2013 to Dec 2013 Water bbl	Cumulative to Dec 2013 Oil bbl	Cumulative to Dec 2013 Gas Mcf	Cumulative to Dec 2013 Water bbl	First Month	Last Month
	Liege														
1	00/05-17-089-21W4/0	GROSMONT	10.00	1	0	0	0	0	0	0	0	5,424,297	13,519	02/89	05/11
2	00/10-11-089-22W4/0	NISKU	10.00	1	0	0	0	0	0	0	0	467,360	212	04/88	05/11
3	00/13-12-089-22W4/0	GROSMONT	10.00	1	0	0	0	0	0	0	0	422,890	186	03/89	02/92
4	00/06-13-089-22W4/0	GROSMONT	10.00	1	0	0	0	0	0	0	0	4,161,061	8,719	03/87	05/11
5	00/07-14-089-22W4/0	GROSMONT	10.00	1	0	0	0	0	0	0	0	0	0	04/90	12/11
6	00/16-22-089-22W4/0	NISKU	10.00	1	0	0	0	0	0	0	0	4,107,842	7,870	04/88	05/11
7	02/10-23-089-22W4/0	NISKU	10.00	1	0	0	0	0	0	0	0	4,127,619	12,974	04/88	05/11
8	00/03-24-089-22W4/0	GROSMONT	10.00	1	0	0	0	0	0	0	0	3,597,289	16,436	03/87	05/11
	Liege				0	0	0	0	0	0	0	22,308,359	59,916		
	Total				0	0	0	0	0	0	0	22,308,359	59,916		

INSITE Petroleum Consultants Ltd.

Legend Energy Canada Ltd.
OPERATING COSTS

Effective December 31, 2013   All Categories

Location	Formation	Type	Category	Fixed Costs			Variable Oil Costs*			Variable Gas Costs*					GCA	Other				
				Ann.	Ann.	Mo.	Var.[1]	Truck[3]	Trans[3] Adj.	Var.[1]	Gath.[2]	Cust[2] Proc.	Plant[2] Oper.	Trans[3] Adj.		NGL[3] Trans.	Water Disp.	Sulph[3] Trans.	Sulph Oper.	Aband Costs
				M$/yr	$/w/yr	$/w/mo	$/bbl	$/bbl	$/bbl	$/Mcf	$/Mcf	$/Mcf	$/Mcf	$/Mcf	$/Mcf	$/bbl	$/bbl	$/lt	$/Mcf	M$
Liege																				
Liege GOB Royalty Reduction		Gas	PDP																	0.00

[1]Note 1: cost not royalty deductable. [2]Note 2: cost is royalty deductable. [3]Note 3: cost used in price adjustment. Bold-Italic values have details.

Legend Energy Canada Ltd.
INPUT DATA SHEET
Dec 31, 2013 Constant Prices and Costs (SEC Compliant) (CAD)

Effective December 31, 2013

GENERAL

Property:	Liege	Operator:	BONAVISTA ENERGY CORPORATION
Location:	00/05-17-089-21W4/0	Formation	GROSMONT
Category	NRA	Calculation Type:	Performance
Type:	Gas	Class:	Conventional
Current Status:	SUSPENDED GAS	Current Status Date:	2012-12-01
Alt ID:			

Entity Comments:

ZONE

Rig Release Date:	1989-01-22	Top Depth:	757.5 ft KB
Kelly Bushing:	1,673.6 ft SS	Total Depth:	795.9 ft KB
Pool Name:	CMG POOL 001 - WABISKAW.	Midpoint Perf Depth:	776.9 ft KB

RESERVOIR & RESERVES SUMMARY   (* data from volumetric tab)

Reservoir Parameters *		Oil			Gas		
Formation Top:	ft	Original Volume In Place:		Mbbl	Original Volume In Place:		MMcf
Gas/Oil Contact:	ft	Recovery Factor:		Fraction	Recovery Factor:		Fraction
Water Contact:	ft	Ultimate Recoverable:	0.0	Mbbl	Ultimate Recoverable:	6,873.8	MMcf
Production Area:	acre	Cumulative Production:	0.0	Mbbl	Cumulative Production:	5,637.4	MMcf
Net Pay:	ft	Remaining Recoverable:	0.0	Mbbl	Remaining Recoverable:	1,236.4	MMcf
Reservoir Volume:	0.0 acre-ft	Oil Shrinkage: *			Sales Gas:	939.7	MMcf
Porosity:	Fraction			Fraction	Oil Saturation: *		Fraction
Water Saturation:	Fraction				Z Factor: *		Fraction
Initial Pressure:	psi				Surface Loss:	0.24	Fraction
Initial Temp:	F				H2S Content:	0.0000	Fraction
					CO2 Content:	0.0260	Fraction

Volumetric Remarks:

Category Remarks:

FORECAST RATES AND TRENDS

On Production Date:	1989-02-22	GOR:	scf/bbl
Lift Type:		OGR:	bbl/MMcf
Oil Gravity:	API	Water Cut:	%
Heating Value:	1,006 Btu/scf	WGR:	bbl/MMcf

Remaining Reserves

Gas:	1,236,424.5 Mcf	Oil:	0.0 Mbbl

Number of Trends:	1

Trends

	1
Product:	Gas
Start Date:	2011-06-01
End Date:	2044-03-14
Initial Rate:	240 Mcf/day
Rate at Effective Date:	212 Mcf/day
Final Rate:	50 Mcf/day
Decline Exponent:	0.000
Min Effective Decline:	
Final Cum:	6,873,836.1 Mcf

Reserve Notes

Supporting Data Comments:

PRODUCT RESERVES & RATIOS (Sales Basis)*

	Reserve	Yield	ISC
Ethane			
Propane			
Butane			
Pentane+			
Field Condensate			
Sulphur			

* Items have details

INTERESTS AND BURDENS

Acquisition Date:	2011-07-01
Disposition Date:	

Interests	Lessor	Burdens
10% WI	Crown	

Participant Remarks: To base Nisku

INSITE
Petroleum Consultants Ltd.

Legend Energy Canada Ltd.
PRODUCTION AND FORECAST

Effective December 31, 2013

Operator:	**BONAVISTA ENERGY CORPORATION**
Province:	**Alberta**
Field:	**LIEGE**
Pool:	**CMG POOL 001 - WABISKAW,MCMRY,L IRETON,N**
Unit:	
Status:	**SUSPENDED GAS**

Liege
00/05-17-089-21W4/0
NRA



Cumulative Gas Production (Mcf)
Calendar Daily Gas Production (Mcf/day)
Water/Gas Ratio (bbl/MMcf)
Hours Of Production (hours)
Gas Qf
End Of Hist Acq
Time (Years)



Calendar Daily Gas Production (Mcf/day)
Gas Qf
End of Hist
Eff
Cumulative Gas Production (Mcf)

Oil Cum	(bbl)	0	Gas Cum	(Mcf)	5,637,412	Water Cum	(bbl)	13,519	FCond Cum	(bbl)	0
Oil Rem Rec	(bbl)	0	Gas Rem Rec	(Mcf)	1,236,424	Water Rem Rec	(bbl)	0	FCond Rem Rec	(bbl)	0
Oil Ult Rec	(bbl)	0	Gas Ult Rec	(Mcf)	6,873,836	Water Ult Rec	(bbl)	13,519	FCond Ult Rec	(bbl)	0

Forecast Start (T0)		01/01/2014	Calculation Type		Performance	Est Cum Prod	(Mcf)	5,637,412	Decline Exp	0.000
Forecast End (Tf)		03/13/2044	OVIP (Volumetric)	(Mcf)	0	Remaining Rec	(Mcf)	1,236,424	Initial Decline (De)	04.7
Initial Rate (qi)	(Mcf/day)	211.4	Rec Factor (Volumetric)		0.000	Gas Surface Loss		0.24	Reserve Life Index	16.37
Final Rate (qf)	(Mcf/day)	50.0	Ult Recoverable	(Mcf)	6,873,836	Gas Total Sales	(Mcf)	939,683	Reserve Half Life	10.07

INSITE Petroleum Consultants Ltd.

Legend Energy Canada Ltd.
INPUT DATA SHEET
Dec 31, 2013 Constant Prices and Costs (SEC Compliant) (CAD)

Effective December 31, 2013

GENERAL

Property:	Liege	Operator:	BONAVISTA ENERGY CORPORATION
Location:	00/04-19-089-21W4/0	Formation:	
Category:	NRA	Calculation Type:	
Type:	Gas	Class:	Conventional
Current Status:	ABANDONED	Current Status Date:	2012-02-23
Alt ID:			

Entity Comments:

ZONE

Rig Release Date:	1989-01-25	Top Depth:	ft KB
Kelly Bushing:	1,674.5 ft SS	Total Depth:	812.7 ft KB
Pool Name:		Midpoint Perf Depth:	ft KB

RESERVOIR & RESERVES SUMMARY (* data from volumetric tab)

Reservoir Parameters *		Oil		Gas	
Formation Top:	ft	Original Volume In Place:	Mbbl	Original Volume In Place:	MMcf
Gas/Oil Contact:	ft	Recovery Factor:	Fraction	Recovery Factor:	Fraction
Water Contact:	ft	Ultimate Recoverable:	0.0 Mbbl	Ultimate Recoverable:	0.0 MMcf
Production Area:	acre	Cumulative Production:	0.0 Mbbl	Cumulative Production:	0.0 MMcf
Net Pay:	ft	Remaining Recoverable:	0.0 Mbbl	Remaining Recoverable:	0.0 MMcf
Reservoir Volume:	0.0 acre-ft	Oil Shrinkage: *	Fraction	Sales Gas:	0.0 MMcf
Porosity:	Fraction			Oil Saturation: *	Fraction
Water Saturation:	Fraction			Z Factor: *	Fraction
Initial Pressure:	psi			Surface Loss:	0.00 Fraction
Initial Temp:	F			H2S Content:	Fraction
				CO2 Content:	Fraction

Volumetric Remarks:

Category Remarks:

FORECAST RATES AND TRENDS

On Production Date:		GOR:	scf/bbl
Lift Type:		OGR:	bbl/MMcf
Oil Gravity:	API	Water Cut:	%
Heating Value:	Btu/scf	WGR:	bbl/MMcf

Remaining Reserves

Gas:	0.0 Mcf	Oil:	0.0 Mbbl

Number of Trends: 0

Trends

Reserve Notes

Supporting Data Comments:

PRODUCT RESERVES & RATIOS (Sales Basis)*

	Reserve	Yield	ISC
Ethane			
Propane			
Butane			
Pentane+			
Field Condensate			
Sulphur			

* Items have details

INTERESTS AND BURDENS

Acquisition Date: 2011-07-01
Disposition Date:

Interests	Lessor	Burdens
10% WI	Crown	

Participant Remarks:

INSITE Petroleum Consultants Ltd.

Legend Energy Canada Ltd.
INPUT DATA SHEET
Dec 31, 2013 Constant Prices and Costs (SEC Compliant) (CAD)

Effective December 31, 2013

GENERAL

Property:	Liege	Operator:	BONAVISTA ENERGY CORPORATION
Location:	00/10-11-089-22W4/0	Formation:	NISKU
Category	NRA	Calculation Type:	Performance
Type:	Gas	Class:	Conventional
Current Status:	SUSPENDED GAS	Current Status Date:	2012-12-01
Alt ID:			

Entity Comments:

ZONE

Rig Release Date:	1988-02-07	Top Depth:	807.1 ft KB
Kelly Bushing:	1,693.9 ft SS	Total Depth:	850.7 ft KB
Pool Name:	CMG POOL 001 - WABISKAW	Midpoint Perf Depth:	829.1 ft KB

RESERVOIR & RESERVES SUMMARY   (* data from volumetric tab)

Reservoir Parameters *		Oil			Gas		
Formation Top:	ft	Original Volume In Place:		Mbbl	Original Volume In Place:		MMcf
Gas/Oil Contact:	ft	Recovery Factor:		Fraction	Recovery Factor:		Fraction
Water Contact:	ft	Ultimate Recoverable:		0.0 Mbbl	Ultimate Recoverable:		467.4 MMcf
Production Area:	acre	Cumulative Production:		0.0 Mbbl	Cumulative Production:		467.4 MMcf
Net Pay:	ft	Remaining Recoverable:		0.0 Mbbl	Remaining Recoverable:		0.0 MMcf
Reservoir Volume:	0.0 acre-ft	Oil Shrinkage: *		Fraction	Sales Gas:		0.0 MMcf
Porosity:	Fraction				Oil Saturation: *		Fraction
Water Saturation:	Fraction				Z Factor: *		Fraction
Initial Pressure:	psi				Surface Loss:		0.24 Fraction
Initial Temp:	F				H2S Content:		0.0000 Fraction
					CO2 Content:		0.0210 Fraction

Volumetric Remarks:

Category Remarks:

FORECAST RATES AND TRENDS

On Production Date:	1988-04-12	GOR:	scf/bbl
Lift Type:		OGR:	bbl/MMcf
Oil Gravity:	API	Water Cut:	%
Heating Value:	1,009 Btu/scf	WGR:	bbl/MMcf

Remaining Reserves

Gas:	0.0 Mcf	Oil:	0.0 Mbbl
Number of Trends:	0		

Trends

Reserve Notes

Supporting Data Comments:

PRODUCT RESERVES & RATIOS (Sales Basis)*

	Reserve	Yield	ISC
Ethane			
Propane			
Butane			
Pentane+			
Field Condensate			
Sulphur			

* Items have details

INTERESTS AND BURDENS

Acquisition Date:	2011-07-01
Disposition Date:	

Interests	Lessor	Burdens
10% WI	Crown	

Participant Remarks: To base Nisku

Legend Energy Canada Ltd.
PRODUCTION AND FORECAST

Effective December 31, 2013

Operator:	**BONAVISTA ENERGY CORPORATION**		**Liege**
Province:	**Alberta**		**00/10-11-089-22W4/0**
Field:	**LIEGE**		**NRA**
Pool:	**CMG POOL 001 - WABISKAW,MCMRY,L IRETON,N**		
Unit:			
Status:	**SUSPENDED GAS**		



Cumulative Gas Production (Mcf)
Calendar Daily Gas Production (Mcf/day)
Water/Gas Ratio (bbl/MMcf)
Hours Of Production (hours)
End Of Hist Acq
Time (Years)



Calendar Daily Gas Production (Mcf/day)
End Of Hist
Cumulative Gas Production (Mcf)

Oil Cum	(bbl)	0	Gas Cum	(Mcf)	467,360	Water Cum	(bbl)	212	FCond Cum	(bbl)	0
Oil Rem Rec	(bbl)	0	Gas Rem Rec	(Mcf)	0	Water Rem Rec	(bbl)	0	FCond Rem Rec	(bbl)	0
Oil Ult Rec	(bbl)	0	Gas Ult Rec	(Mcf)	467,360	Water Ult Rec	(bbl)	212	FCond Ult Rec	(bbl)	0

Forecast Start (T0)		Calculation Type		Performance	Est Cum Prod	(Mcf)	467,360	Decline Exp
Forecast End (Tf)		OVIP (Volumetric)	(Mcf)	0	Remaining Rec	(Mcf)	0	Initial Decline (De)
Initial Rate (qi)	(Mcf/day)	Rec Factor (Volumetric)		0.000	Gas Surface Loss		0.24	Reserve Life Index
Final Rate (qf)	(Mcf/day)	Ult Recoverable	(Mcf)	467,360	Gas Total Sales	(Mcf)	0	Reserve Half Life

INSITE Petroleum Consultants Ltd.

Legend Energy Canada Ltd.
INPUT DATA SHEET
Dec 31, 2013 Constant Prices and Costs (SEC Compliant) (CAD)

Effective December 31, 2013

GENERAL

Property:	Liege		Operator:	BONAVISTA ENERGY CORPORATION
Location:	00/13-12-089-22W4/0		Formation	GROSMONT
Category	NRA		Calculation Type:	Performance
Type:	Gas		Class:	Conventional
Current Status:	ABANDONED GAS		Current Status Date:	1998-02-12
Alt ID:				

Entity Comments:

ZONE

Rig Release Date:	1989-03-09	Top Depth:	803.8 ft KB
Kelly Bushing:	1,689.6 ft SS	Total Depth:	820.2 ft KB
Pool Name:	CMG POOL 001 - WABISKAW.	Midpoint Perf Depth:	813.6 ft KB

RESERVOIR & RESERVES SUMMARY   (* data from volumetric tab)

Reservoir Parameters *			Oil			Gas		
Formation Top:		ft	Original Volume In Place:		Mbbl	Original Volume In Place:		MMcf
Gas/Oil Contact:		ft	Recovery Factor:		Fraction	Recovery Factor:		Fraction
Water Contact:		ft	Ultimate Recoverable:		0.0 Mbbl	Ultimate Recoverable:		422.9 MMcf
Production Area:		acre	Cumulative Production:		0.0 Mbbl	Cumulative Production:		422.9 MMcf
Net Pay:		ft	Remaining Recoverable:		0.0 Mbbl	Remaining Recoverable:		0.0 MMcf
Reservoir Volume:	0.0 acre-ft		Oil Shrinkage: *		Fraction	Sales Gas:		0.0 MMcf
Porosity:	Fraction					Oil Saturation: *		Fraction
Water Saturation:	Fraction					Z Factor: *		Fraction
Initial Pressure:	psi					Surface Loss:		0.24 Fraction
Initial Temp:	F					H2S Content:		Fraction
						CO2 Content:		Fraction

Volumetric Remarks:

Category Remarks:

FORECAST RATES AND TRENDS

On Production Date:	1989-03-27	GOR:	scf/bbl
Lift Type:		OGR:	bbl/MMcf
Oil Gravity:	API	Water Cut:	%
Heating Value:	Btu/scf	WGR:	bbl/MMcf

Remaining Reserves
Gas:	0.0 Mcf	Oil:	0.0 Mbbl
Number of Trends:	0		

Trends

Reserve Notes

Supporting Data Comments:

PRODUCT RESERVES & RATIOS (Sales Basis)*

	Reserve	Yield	ISC
Ethane			
Propane			
Butane			
Pentane+			
Field Condensate			
Sulphur			

* Items have details

INTERESTS AND BURDENS

Acquisition Date: 2011-07-01
Disposition Date:

Interests	Lessor	Burdens
10% WI	Crown	

Participant Remarks: To base Nisku

Legend Energy Canada Ltd.
PRODUCTION AND FORECAST

Effective December 31, 2013

Operator:	**BONAVISTA ENERGY CORPORATION**		**Liege**
Province:	**Alberta**		**00/13-12-089-22W4/0**
Field:	**LIEGE**		**NRA**
Pool:	**CMG POOL 001 - WABISKAW,MCMRY,L IRETON,N**		
Unit:			
Status:	**ABANDONED GAS**		



Cumulative Gas Production (Mcf)
Calendar Daily Gas Production (Mcf/day)
Water/Gas Ratio (bbl/MMcf)
Hours Of Production (hours)
End Of Hist
Time (Years)



Calendar Daily Gas Production (Mcf/day)
End Of Hist
Cumulative Gas Production (Mcf)

Oil Cum	(bbl)	0	Gas Cum	(Mcf)	422,890	Water Cum	(bbl)	186	FCond Cum	(bbl)	0
Oil Rem Rec	(bbl)	0	Gas Rem Rec	(Mcf)	0	Water Rem Rec	(bbl)	0	FCond Rem Rec	(bbl)	0
Oil Ult Rec	(bbl)	0	Gas Ult Rec	(Mcf)	422,890	Water Ult Rec	(bbl)	186	FCond Ult Rec	(bbl)	0

Forecast Start (T0)		Calculation Type	Performance	Est Cum Prod	(Mcf) 422,890	Decline Exp	
Forecast End (Tf)		OVIP (Volumetric) (Mcf)	0	Remaining Rec	(Mcf) 0	Initial Decline (De)	
Initial Rate (qi) (Mcf/day)		Rec Factor (Volumetric)	0.000	Gas Surface Loss	0.24	Reserve Life Index	
Final Rate (qf) (Mcf/day)		Ult Recoverable (Mcf)	422,890	Gas Total Sales	(Mcf) 0	Reserve Half Life	

Legend Energy Canada Ltd.
INPUT DATA SHEET
Dec 31, 2013 Constant Prices and Costs (SEC Compliant) (CAD)

Effective December 31, 2013

GENERAL

Property:	Liege		Operator:	BONAVISTA ENERGY CORPORATION
Location:	00/06-13-089-22W4/0		Formation	GROSMONT
Category	NRA		Calculation Type:	Performance
Type:	Gas		Class:	Conventional
Current Status:	SUSPENDED GAS		Current Status Date:	2012-12-01
Alt ID:				

Entity Comments:

ZONE

Rig Release Date:	1987-02-12	Top Depth:	790.7 ft KB
Kelly Bushing:	1,689.6 ft SS	Total Depth:	830.1 ft KB
Pool Name:	CMG POOL 001 - WABISKAW.	Midpoint Perf Depth:	810.4 ft KB

RESERVOIR & RESERVES SUMMARY   (* data from volumetric tab)

Reservoir Parameters *		Oil		Gas	
Formation Top:	ft	Original Volume In Place:	Mbbl	Original Volume In Place:	MMcf
Gas/Oil Contact:	ft	Recovery Factor:	Fraction	Recovery Factor:	Fraction
Water Contact:	ft	Ultimate Recoverable:	0.0 Mbbl	Ultimate Recoverable:	4,161.1 MMcf
Production Area:	acre	Cumulative Production:	0.0 Mbbl	Cumulative Production:	4,161.1 MMcf
Net Pay:	ft	Remaining Recoverable:	0.0 Mbbl	Remaining Recoverable:	0.0 MMcf
Reservoir Volume:	0.0 acre-ft	Oil Shrinkage: *	Fraction	Sales Gas:	0.0 MMcf
Porosity:	Fraction			Oil Saturation: *	Fraction
Water Saturation:	Fraction			Z Factor: *	Fraction
Initial Pressure:	psi			Surface Loss:	0.24 Fraction
Initial Temp:	F			H2S Content:	0.0000 Fraction
				CO2 Content:	0.0310 Fraction

Volumetric Remarks:

Category Remarks:

FORECAST RATES AND TRENDS

On Production Date:	1987-03-18	GOR:	scf/bbl
Lift Type:		OGR:	bbl/MMcf
Oil Gravity:	API	Water Cut:	%
Heating Value:	953 Btu/scf	WGR:	bbl/MMcf

Remaining Reserves

Gas:	0.0 Mcf	Oil:	0.0 Mbbl
Number of Trends:	0		

Trends

Reserve Notes

Supporting Data Comments:

PRODUCT RESERVES & RATIOS (Sales Basis)*

	Reserve	Yield	ISC
Ethane			
Propane			
Butane			
Pentane+			
Field Condensate			
Sulphur			

* Items have details

INTERESTS AND BURDENS

Acquisition Date:	2011-07-01
Disposition Date:	

Interests	Lessor	Burdens
10% WI	Crown	

Participant Remarks: To base Nisku

Legend Energy Canada Ltd.
PRODUCTION AND FORECAST

Effective December 31, 2013

Operator:	BONAVISTA ENERGY CORPORATION
Province:	Alberta
Field:	LIEGE
Pool:	CMG POOL 001 - WABISKAW,MCMRY,L IRETON,N
Unit:	
Status:	SUSPENDED GAS

Liege
00/06-13-089-22W4/0
NRA





Oil Cum	(bbl)	0	Gas Cum	(Mcf)	4,161,061	Water Cum	(bbl)	8,719	FCond Cum	(bbl)	0
Oil Rem Rec	(bbl)	0	Gas Rem Rec	(Mcf)	0	Water Rem Rec	(bbl)	0	FCond Rem Rec	(bbl)	0
Oil Ult Rec	(bbl)	0	Gas Ult Rec	(Mcf)	4,161,061	Water Ult Rec	(bbl)	8,719	FCond Ult Rec	(bbl)	0

Forecast Start (T0)			Calculation Type		Performance	Est Cum Prod	(Mcf)	4,161,061	Decline Exp	
Forecast End (Tf)			OVIP (Volumetric)	(Mcf)	0	Remaining Rec	(Mcf)	0	Initial Decline (De)	
Initial Rate (qi)	(Mcf/day)		Rec Factor (Volumetric)		0.000	Gas Surface Loss		0.24	Reserve Life Index	
Final Rate (qf)	(Mcf/day)		Ult Recoverable	(Mcf)	4,161,061	Gas Total Sales	(Mcf)	0	Reserve Half Life	

INSITE
Petroleum Consultants Ltd.

Legend Energy Canada Ltd.
INPUT DATA SHEET
Dec 31, 2013 Constant Prices and Costs (SEC Compliant) (CAD)

Effective December 31, 2013

GENERAL

Property:	Liege	Operator:	BONAVISTA ENERGY CORPORATION
Location:	00/07-14-089-22W4/0	Formation	GROSMONT
Category	NRA	Calculation Type:	
Type:	Undefined	Class:	Undefined
Current Status:	SUSPENDED WATER DISPOSAL	Current Status Date:	2013-09-01
Alt ID:			

Entity Comments:

ZONE

Rig Release Date:	1976-02-17	Top Depth:	787.4 ft KB
Kelly Bushing:	1,681.1 ft SS	Total Depth:	1,391.1 ft KB
Pool Name:	CMG POOL 001 - WABISKAW.	Midpoint Perf Depth:	1,089.2 ft KB

RESERVOIR & RESERVES SUMMARY   (* data from volumetric tab)

Reservoir Parameters

Formation Top:	ft	
Gas/Oil Contact:	ft	
Water Contact:	ft	
Production Area:	acre	
Net Pay:	ft	
Reservoir Volume:	0.0 acre-ft	
Porosity:	Fraction	
Water Saturation:	Fraction	
Initial Pressure:	psi	
Initial Temp:	F	

Oil

Original Volume In Place:		Mbbl
Recovery Factor:		Fraction
Ultimate Recoverable:	0.0 Mbbl	
Cumulative Production:	0.0 Mbbl	
Remaining Recoverable:	0.0 Mbbl	
Oil Shrinkage: *		Fraction

Gas

Original Volume In Place:		MMcf
Recovery Factor:		Fraction
Ultimate Recoverable:	0.0 MMcf	
Cumulative Production:	0.0 MMcf	
Remaining Recoverable:	0.0 MMcf	
Sales Gas:	0.0 MMcf	
Oil Saturation: *		Fraction
Z Factor: *		Fraction
Surface Loss:	0.24 Fraction	
H2S Content:		Fraction
CO2 Content:		Fraction

Volumetric Remarks:

Category Remarks:

FORECAST RATES AND TRENDS

On Production Date:		GOR:	scf/bbl
Lift Type:		OGR:	bbl/MMcf
Oil Gravity:	API	Water Cut:	%
Heating Value:	Btu/scf	WGR:	bbl/MMcf

Remaining Reserves

Gas:	0.0 Mcf	Oil:	0.0 Mbbl
Number of Trends:	0		

Trends

Reserve Notes

Supporting Data Comments:

PRODUCT RESERVES & RATIOS (Sales Basis)*

	Reserve	Yield	ISC
Ethane			
Propane			
Butane			
Pentane+			
Field Condensate			
Sulphur			

* Items have details

INTERESTS AND BURDENS

Acquisition Date:	2011-07-01
Disposition Date:	

Interests	Lessor	Burdens
10% WI	Crown	

Participant Remarks: To base Nisku

Effective December 31, 2013

GENERAL

Property:	Liege	Operator:	BONAVISTA ENERGY CORPORATION
Location:	00/16-22-089-22W4/0	Formation:	NISKU
Category:	NRA	Calculation Type:	Performance
Type:	Gas	Class:	Conventional
Current Status:	SUSPENDED GAS	Current Status Date:	2012-12-01
Alt ID:			

Entity Comments:

ZONE

Rig Release Date:	1988-01-18	Top Depth:	793.3 ft KB
Kelly Bushing:	1,686.0 ft SS	Total Depth:	846.5 ft KB
Pool Name:	CMG POOL 001 - WABISKAW.	Midpoint Perf Depth:	819.9 ft KB

RESERVOIR & RESERVES SUMMARY   (* data from volumetric tab)

Reservoir Parameters *		Oil			Gas		
Formation Top:	ft	Original Volume In Place:		Mbbl	Original Volume In Place:		MMcf
Gas/Oil Contact:	ft	Recovery Factor:		Fraction	Recovery Factor:		Fraction
Water Contact:	ft	Ultimate Recoverable:		0.0 Mbbl	Ultimate Recoverable:		4,107.8 MMcf
Production Area:	acre	Cumulative Production:		0.0 Mbbl	Cumulative Production:		4,107.8 MMcf
Net Pay:	ft	Remaining Recoverable:		0.0 Mbbl	Remaining Recoverable:		0.0 MMcf
Reservoir Volume:	0.0 acre-ft	Oil Shrinkage: *		Fraction	Sales Gas:		0.0 MMcf
Porosity:	Fraction				Oil Saturation: *		Fraction
Water Saturation:	Fraction				Z Factor: *		Fraction
Initial Pressure:	psi				Surface Loss:		0.24 Fraction
Initial Temp:	F				H2S Content:		0.0000 Fraction
					CO2 Content:		0.0240 Fraction

Volumetric Remarks:

Category Remarks: Marginal rates.

FORECAST RATES AND TRENDS

On Production Date:	1988-04-12	GOR:	scf/bbl
Lift Type:		OGR:	bbl/MMcf
Oil Gravity:	API	Water Cut:	%
Heating Value:	995 Btu/scf	WGR:	bbl/MMcf

Remaining Reserves

Gas:	0.0 Mcf	Oil:	0.0 Mbbl
Number of Trends:	0		

Trends

Reserve Notes

Supporting Data Comments:

PRODUCT RESERVES & RATIOS (Sales Basis)*

	Reserve	Yield	ISC
Ethane			
Propane			
Butane			
Pentane+			
Field Condensate			
Sulphur			
* Items have details			

INTERESTS AND BURDENS

Acquisition Date:	2011-07-01
Disposition Date:	

Interests	Lessor	Burdens
10% WI	Crown	

Participant Remarks: To base Nisku

Legend Energy Canada Ltd.
PRODUCTION AND FORECAST

Effective December 31, 2013

Operator: BONAVISTA ENERGY CORPORATION
Province: Alberta
Field: LIEGE
Pool: CMG POOL 001 - WABISKAW,MCMRY,L IRETON,N
Unit:
Status: SUSPENDED GAS

Liege
00/16-22-089-22W4/0
NRA



Cumulative Gas Production (Mcf)
Calendar Daily Gas Production (Mcf/day)
Water/Gas Ratio (bbl/MMcf)
Hours Of Production (hours)
End Of Hist Acq
Time (Years)



Calendar Daily Gas Production (Mcf/day)
End Of Hist
Cumulative Gas Production (Mcf)

Oil Cum	(bbl)	0	Gas Cum	(Mcf)	4,107,842	Water Cum	(bbl)	7,870	FCond Cum	(bbl)	0
Oil Rem Rec	(bbl)	0	Gas Rem Rec	(Mcf)	0	Water Rem Rec	(bbl)	0	FCond Rem Rec	(bbl)	0
Oil Ult Rec	(bbl)	0	Gas Ult Rec	(Mcf)	4,107,842	Water Ult Rec	(bbl)	7,870	FCond Ult Rec	(bbl)	0

Forecast Start (T0)	Calculation Type		Performance	Est Cum Prod (Mcf)	4,107,842	Decline Exp
Forecast End (Tf)	OVIP (Volumetric)	(Mcf)	0	Remaining Rec (Mcf)	0	Initial Decline (De)
Initial Rate (qi) (Mcf/day)	Rec Factor (Volumetric)		0.000	Gas Surface Loss	0.24	Reserve Life Index
Final Rate (qf) (Mcf/day)	Ult Recoverable	(Mcf)	4,107,842	Gas Total Sales (Mcf)	0	Reserve Half Life

INSITE Petroleum Consultants Ltd.

Effective December 31, 2013

GENERAL

Property:	Liege		Operator:	BONAVISTA ENERGY CORPORATION
Location:	02/10-23-089-22W4/0		Formation	NISKU
Category	NRA		Calculation Type:	Performance
Type:	Gas		Class:	Conventional
Current Status:	SUSPENDED GAS		Current Status Date:	2012-12-01
Alt ID:				

Entity Comments:

ZONE

Rig Release Date:	1988-01-14	Top Depth:	725.1 ft KB
Kelly Bushing:	1,649.3 ft SS	Total Depth:	803.8 ft KB
Pool Name:	CMG POOL 001 - WABISKAW.	Midpoint Perf Depth:	764.4 ft KB

RESERVOIR & RESERVES SUMMARY   (* data from volumetric tab)

Reservoir Parameters *		Oil			Gas		
Formation Top:	ft	Original Volume In Place:		Mbbl	Original Volume In Place:		MMcf
Gas/Oil Contact:	ft	Recovery Factor:		Fraction	Recovery Factor:		Fraction
Water Contact:	ft	Ultimate Recoverable:		0.0 Mbbl	Ultimate Recoverable:	4,127.6	MMcf
Production Area:	acre	Cumulative Production:		0.0 Mbbl	Cumulative Production:	4,127.6	MMcf
Net Pay:	ft	Remaining Recoverable:		0.0 Mbbl	Remaining Recoverable:	0.0	MMcf
Reservoir Volume:	0.0 acre-ft	Oil Shrinkage: *		Fraction	Sales Gas:	0.0	MMcf
Porosity:	Fraction				Oil Saturation: *		Fraction
Water Saturation:	Fraction				Z Factor: *		Fraction
Initial Pressure:	psi				Surface Loss:	0.24	Fraction
Initial Temp:	F				H2S Content:		Fraction
					CO2 Content:		Fraction

Volumetric Remarks:

Category Remarks:

FORECAST RATES AND TRENDS

On Production Date:	1988-04-12	GOR:	scf/bbl
Lift Type:		OGR:	bbl/MMcf
Oil Gravity:	API	Water Cut:	%
Heating Value:	995 Btu/scf	WGR:	bbl/MMcf

Remaining Reserves

Gas:	0.0 Mcf	Oil:	0.0 Mbbl

Number of Trends: 0

Trends

Reserve Notes

Supporting Data Comments:

PRODUCT RESERVES & RATIOS (Sales Basis)*

	Reserve	Yield	ISC
Ethane			
Propane			
Butane			
Pentane+			
Field Condensate			
Sulphur			
* Items have details			

INTERESTS AND BURDENS

Acquisition Date:	2011-07-01
Disposition Date:	

Interests	Lessor	Burdens
10% WI	Crown	

Participant Remarks: To base Nisku

Legend Energy Canada Ltd.
PRODUCTION AND FORECAST

Effective December 31, 2013

Operator:	**BONAVISTA ENERGY CORPORATION**		**Liege**
Province:	**Alberta**		**02/10-23-089-22W4/0**
Field:	**LIEGE**		**NRA**
Pool:	**CMG POOL 001 - WABISKAW,MCMRY,L IRETON,N**		
Unit:			
Status:	**SUSPENDED GAS**		



Cumulative Gas Production (Mcf)
Calendar Daily Gas Production (Mcf/day)
Water/Gas Ratio (bbl/MMcf)
Hours Of Production (hours)
End Of Hist Acq
Time (Years)
2003
2004
2005
2006
2007
2008
2009
2010
2011



Calendar Daily Gas Production (Mcf/day)
End Of Hist
Cumulative Gas Production (Mcf)
0
1,000,000
2,000,000
3,000,000
4,000,000
5,000,000

Oil Cum	(bbl)	0	Gas Cum	(Mcf)	4,127,619	Water Cum	(bbl)	12,974	FCond Cum	(bbl)	0
Oil Rem Rec	(bbl)	0	Gas Rem Rec	(Mcf)	0	Water Rem Rec	(bbl)	0	FCond Rem Rec	(bbl)	0
Oil Ult Rec	(bbl)	0	Gas Ult Rec	(Mcf)	4,127,619	Water Ult Rec	(bbl)	12,974	FCond Ult Rec	(bbl)	0

Forecast Start (T0)		Calculation Type	Performance	Est Cum Prod (Mcf)	4,127,619	Decline Exp	
Forecast End (Tf)		OVIP (Volumetric) (Mcf)	0	Remaining Rec (Mcf)	0	Initial Decline (De)	
Initial Rate (qi) (Mcf/day)		Rec Factor (Volumetric)	0.000	Gas Surface Loss	0.24	Reserve Life Index	
Final Rate (qf) (Mcf/day)		Ult Recoverable (Mcf)	4,127,619	Gas Total Sales (Mcf)	0	Reserve Half Life	

INSITE Petroleum Consultants Ltd.

Effective December 31, 2013

GENERAL

Property:	Liege	Operator:	BONAVISTA ENERGY CORPORATION
Location:	00/03-24-089-22W4/0	Formation	GROSMONT
Category	NRA	Calculation Type:	Performance
Type:	Gas	Class:	Conventional
Current Status:	SUSPENDED GAS	Current Status Date:	2012-12-01
Alt ID:			

Entity Comments:

ZONE

Rig Release Date:	1987-02-17	Top Depth:	751.3 ft KB
Kelly Bushing:	1,672.2 ft SS	Total Depth:	790.7 ft KB
Pool Name:	CMG POOL 001 - WABISKAW.	Midpoint Perf Depth:	771.0 ft KB

RESERVOIR & RESERVES SUMMARY   (* data from volumetric tab)

Reservoir Parameters *		Oil			Gas		
Formation Top:	ft	Original Volume In Place:		Mbbl	Original Volume In Place:		MMcf
Gas/Oil Contact:	ft	Recovery Factor:		Fraction	Recovery Factor:		Fraction
Water Contact:	ft	Ultimate Recoverable:	0.0	Mbbl	Ultimate Recoverable:	3,597.3	MMcf
Production Area:	acre	Cumulative Production:	0.0	Mbbl	Cumulative Production:	3,597.3	MMcf
Net Pay:	ft	Remaining Recoverable:	0.0	Mbbl	Remaining Recoverable:	0.0	MMcf
Reservoir Volume:	0.0 acre-ft	Oil Shrinkage: *		Fraction	Sales Gas:	0.0	MMcf
Porosity:	Fraction				Oil Saturation: *		Fraction
Water Saturation:	Fraction				Z Factor: *		Fraction
Initial Pressure:	psi				Surface Loss:	0.24	Fraction
Initial Temp:	F				H2S Content:	0.0000	Fraction
					CO2 Content:	0.0267	Fraction

Volumetric Remarks:

Category Remarks:

FORECAST RATES AND TRENDS

On Production Date:	1987-03-18	GOR:	scf/bbl
Lift Type:		OGR:	bbl/MMcf
Oil Gravity:	API	Water Cut:	%
Heating Value:	1,011 Btu/scf	WGR:	bbl/MMcf

Remaining Reserves

Gas:	0.0 Mcf	Oil:	0.0 Mbbl
Number of Trends:	0		

Trends

Reserve Notes

Supporting Data Comments:

PRODUCT RESERVES & RATIOS (Sales Basis)*

	Reserve	Yield	ISC
Ethane			
Propane			
Butane			
Pentane+			
Field Condensate			
Sulphur			

* Items have details

INTERESTS AND BURDENS

Acquisition Date:	2011-07-01
Disposition Date:	

Interests	Lessor	Burdens
10% WI	Crown	

Participant Remarks: To base Nisku

Legend Energy Canada Ltd.
PRODUCTION AND FORECAST

Effective December 31, 2013

Operator:	**BONAVISTA ENERGY CORPORATION**		**Liege**
Province:	**Alberta**		**00/03-24-089-22W4/0**
Field:	**LIEGE**		**NRA**
Pool:	**CMG POOL 001 - WABISKAW,MCMRY,L IRETON,N**		
Unit:			
Status:	**SUSPENDED GAS**		



Cumulative Gas Production (Mcf)
Calendar Daily Gas Production (Mcf/day)
Water/Gas Ratio (bbl/MMcf)
Hours Of Production (hours)
End Of Hist. Acq
Time (Years)



Calendar Daily Gas Production (Mcf/day)
Eff. End Of Hist
Cumulative Gas Production (Mcf)

Oil Cum	(bbl)	0	Gas Cum	(Mcf)	3,597,289	Water Cum	(bbl)	16,436	FCond Cum	(bbl)	0
Oil Rem Rec	(bbl)	0	Gas Rem Rec	(Mcf)	0	Water Rem Rec	(bbl)	0	FCond Rem Rec	(bbl)	0
Oil Ult Rec	(bbl)	0	Gas Ult Rec	(Mcf)	3,597,289	Water Ult Rec	(bbl)	16,436	FCond Ult Rec	(bbl)	0

Forecast Start (T0)		Calculation Type		Performance	Est Cum Prod (Mcf)	3,597,289	Decline Exp
Forecast End (Tf)		OVIP (Volumetric) (Mcf)		0	Remaining Rec (Mcf)	0	Initial Decline (De)
Initial Rate (qi) (Mcf/day)		Rec Factor (Volumetric)		0.000	Gas Surface Loss	0.24	Reserve Life Index
Final Rate (qf) (Mcf/day)		Ult Recoverable (Mcf)		3,597,289	Gas Total Sales (Mcf)	0	Reserve Half Life

INSITE Petroleum Consultants Ltd.

Legend Energy Canada Ltd.
INPUT DATA SHEET
Dec 31, 2013 Constant Prices and Costs (SEC Compliant) (CAD)

Effective December 31, 2013

GENERAL

Property:	Liege	Operator:	
Location:	Liege GOB Royalty Reduction	Formation	
Category	PDP	Calculation Type:	
Type:	Gas	Class:	Conventional
Current Status:		Current Status Date:	
Alt ID:			

Entity Comments:

ZONE

Rig Release Date:		Top Depth:	ft KB
Kelly Bushing:	ft SS	Total Depth:	ft KB
Pool Name:		Midpoint Perf Depth:	ft KB

RESERVOIR & RESERVES SUMMARY   (* data from volumetric tab)

Reservoir Parameters *		Oil		Gas	
Formation Top:	ft	Original Volume In Place:	Mbbl	Original Volume In Place:	MMcf
Gas/Oil Contact:	ft	Recovery Factor:	Fraction	Recovery Factor:	Fraction
Water Contact:	ft	Ultimate Recoverable:	0.0 Mbbl	Ultimate Recoverable:	0.0 MMcf
Production Area:	acre	Cumulative Production:	0.0 Mbbl	Cumulative Production:	0.0 MMcf
Net Pay:	ft	Remaining Recoverable:	0.0 Mbbl	Remaining Recoverable:	0.0 MMcf
Reservoir Volume:	0.0 acre-ft	Oil Shrinkage: *	Fraction	Sales Gas:	0.0 MMcf
Porosity:	Fraction			Oil Saturation: *	Fraction
Water Saturation:	Fraction			Z Factor: *	Fraction
Initial Pressure:	psi			Surface Loss:	0.00 Fraction
Initial Temp:	F			H2S Content:	Fraction
				CO2 Content:	Fraction

Volumetric Remarks:

Category Remarks:

FORECAST RATES AND TRENDS

On Production Date:		GOR:	scf/bbl
Lift Type:		OGR:	bbl/MMcf
Oil Gravity:	API	Water Cut:	%
Heating Value:	Btu/scf	WGR:	bbl/MMcf

Remaining Reserves

Gas:	0.0 Mcf	Oil:	0.0 Mbbl
Number of Trends:	0		

Trends

Reserve Notes

Supporting Data Comments:

PRODUCT RESERVES & RATIOS (Sales Basis)*

	Reserve	Yield	ISC
Ethane			
Propane			
Butane			
Pentane+			
Field Condensate			
Sulphur			

* Items have details

INTERESTS AND BURDENS

Acquisition Date:
Disposition Date:

Interests	Lessor	Burdens
10% WI	Crown	

Participant Remarks:

INSITE
Petroleum Consultants Ltd.

Legend Energy Canada Ltd.
CASH FLOW
Dec 31, 2013 Constant Prices and Costs (SEC Compliant) (CAD)

Location : Liege, Alberta
Entity : Liege GOB Royalty Reduction
Formation :

Interests: 10% WI

Lease Burden:

Lessor: Crown

Effective December 31, 2013

Total Proved Developed Producing Reserves

OIL, GAS & SULPHUR SUMMARY

	COMPANY OIL							COMPANY SALES GAS							SULPHUR		TOTAL	
	Wells	Pool Rates bbl/d	Pool Volumes bbl	WI Volume bbl	RI Volume bbl	Price $/bbl	Revenue $	Wells	Pool Rates Mcf/d	Pool Volumes Mcf	WI Volume Mcf	RI Volume Mcf	Price $/Mcf	Revenue $	Co. Share Volume lt	Price $/lt	WI Rates boe/d	Co. Share Rates boe/d
2014	0.0	0	0.0	0.0	0.0	0.00	0	0.0	0	0.0	0.0	0.0	0.00	0	0.0	0.00	0	0
2015	0.0	0	0.0	0.0	0.0	0.00	0	0.0	0	0.0	0.0	0.0	0.00	0	0.0	0.00	0	0
2016	0.0	0	0.0	0.0	0.0	0.00	0	0.0	0	0.0	0.0	0.0	0.00	0	0.0	0.00	0	0
2017	0.0	0	0.0	0.0	0.0	0.00	0	0.0	0	0.0	0.0	0.0	0.00	0	0.0	0.00	0	0
2018	0.0	0	0.0	0.0	0.0	0.00	0	0.0	0	0.0	0.0	0.0	0.00	0	0.0	0.00	0	0
2019	0.0	0	0.0	0.0	0.0	0.00	0	0.0	0	0.0	0.0	0.0	0.00	0	0.0	0.00	0	0
2020	0.0	0	0.0	0.0	0.0	0.00	0	0.0	0	0.0	0.0	0.0	0.00	0	0.0	0.00	0	0
2021	0.0	0	0.0	0.0	0.0	0.00	0	0.0	0	0.0	0.0	0.0	0.00	0	0.0	0.00	0	0
2022	0.0	0	0.0	0.0	0.0	0.00	0	0.0	0	0.0	0.0	0.0	0.00	0	0.0	0.00	0	0
2023	0.0	0	0.0	0.0	0.0	0.00	0	0.0	0	0.0	0.0	0.0	0.00	0	0.0	0.00	0	0
Sub			0.0	0.0	0.0	0.00	0			0.0	0.0	0.0	0.00	0	0.0	0.00		
Rem			0.0	0.0	0.0	0.00	0			0.0	0.0	0.0	0.00	0	0.0	0.00		
Total			0.0	0.0	0.0	0.00	0			0.0	0.0	0.0	0.00	0	0.0	0.00		

NGL SUMMARY

	CONDENSATE				ETHANE				PROPANE				BUTANE				TOTAL NGL		
	WI Volume bbl	RI Volume bbl	Price $/bbl	Co. Share Revenue $	WI Volume bbl	RI Volume bbl	Price $/bbl	Co. Share Revenue $	WI Volume bbl	RI Volume bbl	Price $/bbl	Co. Share Revenue $	WI Volume bbl	RI Volume bbl	Price $/bbl	Co. Share Revenue $	WI Volume bbl	RI Volumes bbl	CS Net Volumes bbl
2014	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.0
2015	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.0
2016	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.0
2017	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.0
2018	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.0
2019	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.0
2020	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.0
2021	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.0
2022	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.0
2023	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.0
Sub	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.0
Rem	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.0
Total	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.0

CASH FLOW BTAX

	Company Revenue $	Crown Royalty $	Freehold Royalty $	ORR Royalty $	Mineral Tax $	Total Royalty Burden %	Net Rev After Royalties $	Other Income $	Sask Corp Cap Tax $	Fixed Oper Expense $	Variable Operating Expense $	Other Expenses $	Total Operating Costs $	Abandon Cost & Salvage $	Net Operating Income $	Total Investment $	NET Cash Flow $	CUM Cash Flow $	Disc Cash Flow (10%) $
2014	0	-21,339.8	0.0	0.0	0.0	0	21,340	0.0	0.0	0.0	0.0	0.0	0.0	0.0	21,340	0.0	21,340	21,340	20,378
2015	0	-19,678.7	0.0	0.0	0.0	0	19,679	0.0	0.0	0.0	0.0	0.0	0.0	0.0	19,679	0.0	19,679	41,019	17,084
2016	0	-18,196.4	0.0	0.0	0.0	0	18,196	0.0	0.0	0.0	0.0	0.0	0.0	0.0	18,196	0.0	18,196	59,215	14,361
2017	0	-16,728.0	0.0	0.0	0.0	0	16,728	0.0	0.0	0.0	0.0	0.0	0.0	0.0	16,728	0.0	16,728	75,943	11,984
2018	0	-15,421.0	0.0	0.0	0.0	0	15,421	0.0	0.0	0.0	0.0	0.0	0.0	0.0	15,421	0.0	15,421	91,364	10,044
2019	0	-14,214.8	0.0	0.0	0.0	0	14,215	0.0	0.0	0.0	0.0	0.0	0.0	0.0	14,215	0.0	14,215	105,579	8,418
2020	0	-13,139.7	0.0	0.0	0.0	0	13,140	0.0	0.0	0.0	0.0	0.0	0.0	0.0	13,140	0.0	13,140	118,718	7,072
2021	0	-5,249.2	0.0	0.0	0.0	0	5,249	0.0	0.0	0.0	0.0	0.0	0.0	0.0	5,249	0.0	5,249	123,968	2,569
2022	0	0.0	0.0	0.0	0.0	0	0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0	0.0	0	123,968	0
2023	0	0.0	0.0	0.0	0.0	0	0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0	0.0	0	123,968	0
Sub	0	-123,967.7	0.0	0.0	0.0	0	123,968	0.0	0.0	0.0	0.0	0.0	0.0	0.0	123,968	0.0	123,968	123,968	91,910
Rem	0	0.0	0.0	0.0	0.0	0	0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0	0.0	0	123,968	0
Total	0	-123,967.7	0.0	0.0	0.0	0	123,968	0.0	0.0	0.0	0.0	0.0	0.0	0.0	123,968	0.0	123,968	123,968	91,910

CO. SHARE RESERVES LIFE (years)

Reserves Half Life	0.0
RLI (Principal Product)	0.00
Reserves Life	
RLI (BOE)	0.0

TOTAL RESERVES - SALES

	GROSS	WI	CO SH	NET
Oil (bbl)	0	0	0	0
Gas (Mcf)	0	0	0	0
Gas (bbl)	0	0	0	0
*NGL (bbl)	0	0	0	0
Cond (bbl)	0	0	0	0
Total (bbl)	0	0	0	0

*This NGL Value includes only Ethane, Propane and Butane. Condensate and Field Condensate are included in the Condensate line.

NET PRESENT VALUES BEFORE TAX

Discount Rate %	Op Income $	Investment $	Cash Flow $	NPV/BOE $/BOE
0	123,968	0.0	123,968	0.00
5	105,827	0.0	105,827	0.00
8	97,057	0.0	97,057	0.00
10	91,910	0.0	91,910	0.00
15	81,023	0.0	81,023	0.00
20	72,356	0.0	72,356	0.00

CAPITAL (undisc)

		Unrisked	Risked
Cost Of Prod.	$/BOEPD	0.00	0.00
Cost Of Reserves	$/BOE	0.00	0.00
Prob Of Success	%	100.00	100.00
Chance Of	%	100.00	100.00

ECONOMIC INDICATORS

		BTAX			
		Unrisked		Risked	
Discount Rate	(%)		10.0		10.0
Payout	(Yrs)		0.00		0.00
Discounted Payout	(Yrs)		0.00		0.00
DCF Rate of Return	(%)	>	200.0	>	200.0
NPV/Undisc Invest			0.0		0.0
NPV/Disc Invest			0.0		0.0
Undisc NPV/Undisc Invest			0.0		0.0
NPV/DIS Cap Exposure			0.0		0.0
NPV/BOEPD	(M$/boepd)		0.0		0.0

FIRST 12 MONTHS AVG. PERFORMANCE (undisc)

		WI		Co. Share	
		Unrisked	Risked	Unrisked	Risked
Prod (3 Mo Ave)	(BOEPD)	0.00	0.00	0.00	0.00
Prod (12 Mo Ave)	(BOEPD)	0.00	0.00	0.00	0.00
Price	($/BOE)	0.00	0.00	0.00	0.00
Royalties	($/BOE)	0.00	0.00	0.00	0.00
Operating Costs	($/BOE)	0.00	0.00	0.00	0.00
NetBack	($/BOE)	0.00	0.00	0.00	0.00
Recycle Ratio	(ratio)	0.00	0.00	0.00	0.00

INSITE Petroleum Consultants Ltd.


R21W4
R20
T15
T15
T14
T14
R21W4
R20
Little Bow River

WELL LEGEND

- Oil
- Location
- Gas
- Other
- Suspended Oil
- Abandoned Gas
- Suspended Gas
- Abandoned Oil
- Suspended
- Abandoned
- Injection

PIPELINE LEGEND

- Oil
- Natural Gas
- Sour Natural Gas
- Water
- Other

Legend Energy Canada Ltd.

LITTLE BOW

Alberta

Quick Select
(403) 640-9080

Date: 2014/3/17
Author: mdr

Effective December 31, 2013   Little Bow

		PDP	PDNP	PU	PD+PU	Probable	P+P
Sales Gas	**MMcf**						
Ultimate Remaining						63.8	63.8
WI Before Royalty						31.9	31.9
WI After Royalty						26.2	26.2
Royalty Interest						0.0	0.0
Total Net						26.2	26.2
BOE	**Mboe**						
Ultimate Remaining						10.6	10.6
WI Before Royalty						5.3	5.3
WI After Royalty						4.4	4.4
Royalty Interest						0.0	0.0
Total Net						4.4	4.4
NPV - BTAX	**M$**						
Undiscounted						-21.9	-21.9
Discounted at 5%						-20.5	-20.5
Discounted at 10%						-19.4	-19.4
Discounted at 15%						-18.3	-18.3
Discounted at 20%						-17.3	-17.3

Light & Medium Oil includes Shale Oil. Heavy Oil Includes Ultra Heavy in Alberta and Bitumen. Sales Gas includes Solution gas, Associated and Non- Associated gas, Coalbed Methane, Shale

Legend Energy Canada Ltd.
DETAILED RESERVES AND PRESENT VALUE
Dec 31, 2013 Constant Prices and Costs (SEC Compliant) (CAD)
Little Bow

Effective December 31, 2013   Proved Plus Probable

Location	Formation	Avg Int %	Category	Oil WI Mstb	Oil RI Mstb	Oil Net Mstb	Sales Gas WI MMcf	Sales Gas RI MMcf	Sales Gas Net MMcf	NGL WI Mstb	NGL RI Mstb	NGL Net Mstb	BOE WI Mboe	BOE RI Mboe	BOE Net Mboe	Present Value 5% M$	Present Value 10% M$	Present Value 15% M$
Little Bow																		
00/15-25-014-21W4/0	BOW ISLAND	50.00	Probable	0.0	0.0	0.0	14.0	0.0	11.5	0.0	0.0	0.0	2.3	0.0	1.9	-11.5	-10.9	-10.4
00/07-36-014-21W4/2	BOW ISLAND	50.00	Probable	0.0	0.0	0.0	17.9	0.0	14.7	0.0	0.0	0.0	3.0	0.0	2.5	-9.0	-8.4	-7.9
Little Bow				0.0	0.0	0.0	31.9	0.0	26.2	0.0	0.0	0.0	5.3	0.0	4.4	-20.5	-19.4	-18.3
Total				0.0	0.0	0.0	31.9	0.0	26.2	0.0	0.0	0.0	5.3	0.0	4.4	-20.5	-19.4	-18.3

Legend Energy Canada Ltd.
CASH FLOW
Dec 31, 2013 Constant Prices and Costs (SEC Compliant) (CAD)

Selection : Little Bow

Effective December 31, 2013   Total Proved Plus Probable Reserves

OIL, GAS & SULPHUR SUMMARY

	COMPANY OIL							COMPANY SALES GAS							SULPHUR		TOTAL	
	Wells	Pool Rates bbl/d	Pool Volumes bbl	WI Volume bbl	RI Volume bbl	Price $/bbl	Revenue $	Wells	Pool Rates Mcf/d	Pool Volumes Mcf	WI Volume Mcf	RI Volume Mcf	Price $/Mcf	Revenue $	Co. Share Volume lt	Price $/lt	WI Rates boe/d	Co. Share Rates boe/d
2014	0.0	0	0.0	0.0	0.0	0.00	0	2.0	146	53,279.1	26,639.6	0.0	2.74	72,916	0.0	0.00	12	12
2015	0.0	0	0.0	0.0	0.0	0.00	0	2.0	29	10,513.2	5,256.6	0.0	2.74	14,388	0.0	0.00	2	2
2016	0.0	0	0.0	0.0	0.0	0.00	0	0.0	0	0.0	0.0	0.0	0.00	0	0.0	0.00	0	0
2017	0.0	0	0.0	0.0	0.0	0.00	0	0.0	0	0.0	0.0	0.0	0.00	0	0.0	0.00	0	0
2018	0.0	0	0.0	0.0	0.0	0.00	0	0.0	0	0.0	0.0	0.0	0.00	0	0.0	0.00	0	0
2019	0.0	0	0.0	0.0	0.0	0.00	0	0.0	0	0.0	0.0	0.0	0.00	0	0.0	0.00	0	0
2020	0.0	0	0.0	0.0	0.0	0.00	0	0.0	0	0.0	0.0	0.0	0.00	0	0.0	0.00	0	0
2021	0.0	0	0.0	0.0	0.0	0.00	0	0.0	0	0.0	0.0	0.0	0.00	0	0.0	0.00	0	0
2022	0.0	0	0.0	0.0	0.0	0.00	0	0.0	0	0.0	0.0	0.0	0.00	0	0.0	0.00	0	0
2023	0.0	0	0.0	0.0	0.0	0.00	0	0.0	0	0.0	0.0	0.0	0.00	0	0.0	0.00	0	0
Sub			0.0	0.0	0.0	0.00	0			63,792.3	31,896.2	0.0	2.74	87,304	0.0	0.00		
Rem			0.0	0.0	0.0	0.00	0			0.0	0.0	0.0	0.00	0	0.0	0.00		
Total			0.0	0.0	0.0	0.00	0			63,792.3	31,896.2	0.0	2.74	87,304	0.0	0.00		

NGL SUMMARY

	CONDENSATE				ETHANE				PROPANE				BUTANE				TOTAL NGL		
	WI Volume bbl	RI Volume bbl	Price $/bbl	Co. Share Revenue $	WI Volume bbl	RI Volume bbl	Price $/bbl	Co. Share Revenue $	WI Volume bbl	RI Volume bbl	Price $/bbl	Co. Share Revenue $	WI Volume bbl	RI Volume bbl	Price $/bbl	Co. Share Revenue $	WI Volume bbl	RI Volumes bbl	CS Net Volumes bbl
2014	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.0
2015	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.0
2016	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.0
2017	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.0
2018	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.0
2019	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.0
2020	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.0
2021	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.0
2022	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.0
2023	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.0
Sub	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.0
Rem	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.0
Total	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.0

CASH FLOW BTAX

	Company Revenue $	Crown Royalty $	Freehold Royalty $	ORR Royalty $	Mineral Tax $	Total Royalty Burden %	Net Rev After Royalties $	Other Income $	Sask Corp Cap Tax $	Fixed Oper Expense $	Variable Operating Expense $	Other Expenses $	Total Operating Costs $	Abandon Cost & Salvage $	Net Operating Income $	Total Investment $	NET Cash Flow $	CUM Cash Flow $	Disc Cash Flow (10%) $
2014	72,916	21.9	7,965.8	0.0	1,221.8	13	63,706	0.0	0.0	45,000.0	13,053.4	0.0	58,053.4	0.0	5,653	0.0	5,653	5,653	5,375
2015	14,388	2.3	1,578.8	0.0	226.8	13	12,580	0.0	0.0	10,000.0	2,575.7	0.0	12,575.7	27,520.0	-27,516	0.0	-27,516	-21,863	-24,727
2016	0	0.0	0.0	0.0	0.0	0	0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0	0.0	0	-21,863	0
2017	0	0.0	0.0	0.0	0.0	0	0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0	0.0	0	-21,863	0
2018	0	0.0	0.0	0.0	0.0	0	0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0	0.0	0	-21,863	0
2019	0	0.0	0.0	0.0	0.0	0	0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0	0.0	0	-21,863	0
2020	0	0.0	0.0	0.0	0.0	0	0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0	0.0	0	-21,863	0
2021	0	0.0	0.0	0.0	0.0	0	0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0	0.0	0	-21,863	0
2022	0	0.0	0.0	0.0	0.0	0	0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0	0.0	0	-21,863	0
2023	0	0.0	0.0	0.0	0.0	0	0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0	0.0	0	-21,863	0
Sub	87,304	24.3	9,544.6	0.0	1,448.6	13	76,286	0.0	0.0	55,000.0	15,629.1	0.0	70,629.1	27,520.0	-21,863	0.0	-21,863	-21,863	-19,352
Rem	0	0.0	0.0	0.0	0.0	0	0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0	0.0	0	-21,863	0
Total	87,304	24.3	9,544.6	0.0	1,448.6	13	76,286	0.0	0.0	55,000.0	15,629.1	0.0	70,629.1	27,520.0	-21,863	0.0	-21,863	-21,863	-19,352

CO. SHARE RESERVES LIFE (years)

Reserves Half Life	0.5
RLI (Principal Product)	1.00
Reserves Life	1.00
RLI (BOE)	1.0

TOTAL RESERVES - SALES

	GROSS	WI	CO SH	NET
Oil (bbl)	0	0	0	0
Gas (Mcf)	63,792	31,896	31,896	26,196
Gas (bbl)	10,632	5,316	5,316	4,366
*NGL (bbl)	0	0	0	0
Cond (bbl)	0	0	0	0
Total (bbl)	10,632	5,316	5,316	4,366

*This NGL Value includes only Ethane, Propane and Butane. Condensate and Field Condensate are included in the Condensate line.

NET PRESENT VALUES BEFORE TAX

Discount Rate %	Op Income $	Investment $	Cash Flow $	NPV/BOE $/BOE
0	(21,863)	0.0	(21,863)	(4.11)
5	(20,542)	0.0	(20,542)	(3.86)
8	(19,813)	0.0	(19,813)	(3.73)
10	(19,352)	0.0	(19,352)	(3.64)
15	(18,275)	0.0	(18,275)	(3.44)
20	(17,295)	0.0	(17,295)	(3.25)

CAPITAL (undisc)

		Unrisked	Risked
Cost Of Prod.	$/BOEPD	0.00	0.00
Cost Of Reserves	$/BOE	0.00	0.00
Prob Of Success	%	100.00	
Chance Of	%	100.00	

ECONOMIC INDICATORS

		BTAX	
		Unrisked	Risked
Discount Rate	(%)	10.0	10.0
Payout	(Yrs)	0.00	0.00
Discounted Payout	(Yrs)	0.00	0.00
DCF Rate of Return	(%)	0.0	0.0
NPV/Undisc Invest		0.0	0.0
NPV/Disc Invest		0.0	0.0
Undisc NPV/Undisc Invest		0.0	0.0
NPV/DIS Cap Exposure		0.0	0.0
NPV/BOEPD	(M$/boepd)	-1.3	-1.3

FIRST 12 MONTHS AVG. PERFORMANCE (undisc)

		WI		Co. Share	
		Unrisked	Risked	Unrisked	Risked
Prod (3 Mo Ave)	(BOEPD)	17.10	17.10	17.10	17.10
Prod (12 Mo Ave)	(BOEPD)	14.55	14.55	14.55	14.55
Price	($/BOE)	16.42	16.42	16.42	16.42
Royalties	($/BOE)	2.07	2.07	2.07	2.07
Operating Costs	($/BOE)	13.29	13.29	13.29	13.29
NetBack	($/BOE)	1.06	1.06	1.06	1.06
Recycle Ratio	(ratio)	0.00	0.00	0.00	0.00

Legend Energy Canada Ltd.
ENTITY INTERESTS

Location Disposition Date	Formation Status	Type Class	Interests	Lessor: Production Class	Burdens
Little Bow					
00/15-25-014-21W4/0	BOW ISLAND Suspended Gas	Gas Conventional	50% WI Remarks: To base Colorado Assume well is paid out	Crown on 2%+FH 18% on 98%	
00/07-36-014-21W4/0	Abandoned Zone	Undefined Undefined	50% WI Remarks: To base Colorado	Freehold 18% Manual	
00/07-36-014-21W4/2	BOW ISLAND Suspended Gas	Gas Conventional	50% WI Remarks: To base Colorado	Freehold 18% Manual	

Legend Energy Canada Ltd.
WELL ID AND CODES LIST

Effective December 31, 2013

Well ID	Status	Type	Formation	Operator	Field Name	Field Code	Pool Name	Pool Code	Unit Name	Unit Code	Dates Status	Rig Rel	On Prod
Little Bow													
00/15-25-014-21W4/0	SUSPENDED GAS	Gas	BOW ISLAND	LEGEND ENERGY CANADA LTD.	LITTLE BOW	AB0560	BOW ISLAND FF	AB056002 13032			2012-02-01	2003-06-01	2003-09-07
00/07-36-014-21W4/0	ABANDONED ZONE	Undefined		LEGEND ENERGY CANADA LTD.	LITTLE BOW	AB0560					2003-03-03	2003-02-11	
00/07-36-014-21W4/2	SUSPENDED GAS	Gas	BOW ISLAND	LEGEND ENERGY CANADA LTD.	LITTLE BOW	AB0560	BOW ISLAND FF	AB056002 13032			2012-02-01	2003-02-11	2003-07-05

Legend Energy Canada Ltd.
PRODUCTION SUMMARY
Gross Production

Effective December 31, 2013 — Little Bow

	Location	Formation	Company Interest %	Well Count	Production for Dec 2013 Oil bbl	Production for Dec 2013 Gas Mcf	Production for Dec 2013 Water bbl	Jan 2013 to Dec 2013 Oil bbl	Jan 2013 to Dec 2013 Gas Mcf	Jan 2013 to Dec 2013 Water bbl	Cumulative to Dec 2013 Oil bbl	Cumulative to Dec 2013 Gas Mcf	Cumulative to Dec 2013 Water bbl	First Month	Last Month
	Little Bow														
1	00/15-25-014-21W4/0	BOW ISLAND	50.00	1	0	0	0	0	0	0	0	461,614	6,210	09/03	08/11
2	00/07-36-014-21W4/2	BOW ISLAND	50.00	1	0	0	0	0	0	0	0	782,048	1,739	07/03	08/11
	Little Bow				0	0	0	0	0	0	0	1,243,661	7,949		
	Total				0	0	0	0	0	0	0	1,243,661	7,949		

Legend Energy Canada Ltd.
OPERATING COSTS

Effective December 31, 2013 · All Categories

Location	Formation	Type	Category	Fixed Costs			Variable Oil Costs*			Variable Gas Costs*					GCA	Other				Aband Costs
				Ann.	Ann.	Mo.	Var.[1]	Truck[3]	Trans[3] Adj.	Var.[1]	Gath.[2]	Cust[2] Proc.	Plant[2] Oper.	Trans[3] Adj.		NGL[3] Trans.	Water Disp.	Sulph[3] Trans.	Sulph Oper.	
				M$/yr	$/w/yr	$/w/mo	$/bbl	$/bbl	$/bbl	$/Mcf	$/Mcf	$/Mcf	$/Mcf	$/Mcf	$/Mcf	$/bbl	$/bbl	$/lt	$/Mcf	M$
Little Bow																				
00/15-25-014-21W4/0	BOW ISLAND	Gas	Probable			5,000				0.49				0.17	1.06					27.52
00/07-36-014-21W4/2	BOW ISLAND	Gas	Probable			5,000				0.49				0.17	1.06					27.52

[1] Note 1: cost not royalty deductable. [2] Note 2: cost is royalty deductable. [3] Note 3: cost used in price adjustment. Bold-Italic values have details.

Effective December 31, 2013

GENERAL

Property:	Little Bow	Operator:	LEGEND ENERGY CANADA LTD.
Location:	00/15-25-014-21W4/0	Formation	BOW ISLAND
Category	Probable	Calculation Type:	Performance
Type:	Gas	Class:	Conventional
Current Status:	SUSPENDED GAS	Current Status Date:	2012-02-01
Alt ID:			

Entity Comments:

ZONE

Rig Release Date:	2003-06-01	Top Depth:	3,320.2 ft KB
Kelly Bushing:	2,951.4 ft SS	Total Depth:	3,763.1 ft KB
Pool Name:	BOW ISLAND FF	Midpoint Perf Depth:	3,326.8 ft KB

RESERVOIR & RESERVES SUMMARY   (* data from volumetric tab)

Reservoir Parameters *		Oil			Gas		
Formation Top:	ft	Original Volume In Place:		Mbbl	Original Volume In Place:		MMcf
Gas/Oil Contact:	ft	Recovery Factor:		Fraction	Recovery Factor:		Fraction
Water Contact:	ft	Ultimate Recoverable:		0.0 Mbbl	Ultimate Recoverable:		590.0 MMcf
Production Area:	acre	Cumulative Production:		0.0 Mbbl	Cumulative Production:		461.6 MMcf
Net Pay:	7.00 ft	Remaining Recoverable:		0.0 Mbbl	Remaining Recoverable:		128.4 MMcf
Reservoir Volume:	0.0 acre-ft	Oil Shrinkage: *		Fraction	Sales Gas:		113.0 MMcf
Porosity:	0.180 Fraction				Oil Saturation: *		Fraction
Water Saturation:	0.300 Fraction				Z Factor: *		0.9160 Fraction
Initial Pressure:	780.0 psi				Surface Loss:		0.12 Fraction
Initial Temp:	86 F				H2S Content:		0.0000 Fraction
					CO2 Content:		0.0006 Fraction

Volumetric Remarks:

Category Remarks: Suspended June 2010.

FORECAST RATES AND TRENDS

On Production Date:	2003-09-07	GOR:	scf/bbl
Lift Type:		OGR:	bbl/MMcf
Oil Gravity:	API	Water Cut:	%
Heating Value:	939 Btu/scf	WGR:	bbl/MMcf

Remaining Reserves

Gas:	128,386.3 Mcf	Oil:	0.0 Mbbl

Number of Trends:	1

Trends	1
Product:	Gas
Start Date:	2014-04-01
End Date:	2018-07-06
Initial Rate:	110 Mcf/day
Rate at Effective Date:	110 Mcf/day
Final Rate:	60 Mcf/day
Decline Exponent:	0.000
Min Effective Decline:	
Final Cum:	590,000.0 Mcf

Reserve Notes

Supporting Data Comments:

PRODUCT RESERVES & RATIOS (Sales Basis)*

	Reserve	Yield	ISC
Ethane			0.0052 Molar Fraction
Propane			0.0011 Molar Fraction
Butane			0.0006 Molar Fraction
Pentane+			0.0004 Molar Fraction
Field Condensate			
Sulphur			
* Items have details			

INTERESTS AND BURDENS

Acquisition Date:	2011-07-01
Disposition Date:	

Interests	Lessor	Burdens
50% WI	Crown on 2%+FH 18% on 98%	

Participant Remarks: To base Colorado
                        Assume well is paid out

Legend Energy Canada Ltd.
PRODUCTION AND FORECAST

Effective December 31, 2013

Operator:	**LEGEND ENERGY CANADA LTD.**		**Little Bow**
Province:	**Alberta**		**00/15-25-014-21W4/0**
Field:	**LITTLE BOW**		**Probable**
Pool:	**BOW ISLAND FF**		
Unit:			
Status:	**SUSPENDED GAS**		



Cumulative Gas Production (Mcf)
Calendar Daily Gas Production (Mcf/day)
Water/Gas Ratio (bbl/MMcf)
Hours Of Production (hours)
Gas Qf
Acq
End Of Hist
Eff
Time (Years)



Calendar Daily Gas Production (Mcf/day)
Gas Qf
End Of Hist
Eff
Cumulative Gas Production (Mcf)

Oil Cum	(bbl)	0	Gas Cum	(Mcf)	461,614	Water Cum	(bbl)	6,210	FCond Cum	(bbl)	0
Oil Rem Rec	(bbl)	0	Gas Rem Rec	(Mcf)	128,386	Water Rem Rec	(bbl)	0	FCond Rem Rec	(bbl)	0
Oil Ult Rec	(bbl)	0	Gas Ult Rec	(Mcf)	590,000	Water Ult Rec	(bbl)	6,210	FCond Ult Rec	(bbl)	0

Forecast Start (T0)		04/01/2014	Calculation Type	Performance	Est Cum Prod	(Mcf)	461,614	Decline Exp	0.000
Forecast End (Tf)		07/05/2018	OVIP (Volumetric) (Mcf)	0	Remaining Rec	(Mcf)	128,386	Initial Decline (De)	13.3
Initial Rate (qi)	(Mcf/day)	110.0	Rec Factor (Volumetric)	0.000	Gas Surface Loss		0.12	Reserve Life Index	3.43
Final Rate (qf)	(Mcf/day)	60.0	Ult Recoverable (Mcf)	590,000	Gas Total Sales	(Mcf)	112,980	Reserve Half Life	1.81

Legend Energy Canada Ltd.
CASH FLOW
Dec 31, 2013 Constant Prices and Costs (SEC Compliant) (CAD)

Location : Little Bow, Alberta
Entity : 00/15-25-014-21W4/0
Formation : BOW ISLAND
Effective December 31, 2013

Interests: 50% WI

Total Probable Reserves

Lease Burden:
Lessor: Crown on 2%+FH 18% on 98%

OIL, GAS & SULPHUR SUMMARY

	COMPANY OIL							COMPANY SALES GAS							SULPHUR		TOTAL	
	Wells	Pool Rates bbl/d	Pool Volumes bbl	WI Volume bbl	RI Volume bbl	Price $/bbl	Revenue $	Wells	Pool Rates Mcf/d	Pool Volumes Mcf	WI Volume Mcf	RI Volume Mcf	Price $/Mcf	Revenue $	Co. Share Volume lt	Price $/lt	WI Rates boe/d	Co. Share Rates boe/d
2014	0.0	0	0.0	0.0	0.0	0.00	0	1.0	69	25,244.1	12,622.0	0.0	2.74	34,548	0.0	0.00	6	6
2015	0.0	0	0.0	0.0	0.0	0.00	0	1.0	7	2,679.8	1,339.9	0.0	2.74	3,667	0.0	0.00	1	1
2016	0.0	0	0.0	0.0	0.0	0.00	0	0.0	0	0.0	0.0	0.0	0.00	0	0.0	0.00	0	0
2017	0.0	0	0.0	0.0	0.0	0.00	0	0.0	0	0.0	0.0	0.0	0.00	0	0.0	0.00	0	0
2018	0.0	0	0.0	0.0	0.0	0.00	0	0.0	0	0.0	0.0	0.0	0.00	0	0.0	0.00	0	0
2019	0.0	0	0.0	0.0	0.0	0.00	0	0.0	0	0.0	0.0	0.0	0.00	0	0.0	0.00	0	0
2020	0.0	0	0.0	0.0	0.0	0.00	0	0.0	0	0.0	0.0	0.0	0.00	0	0.0	0.00	0	0
2021	0.0	0	0.0	0.0	0.0	0.00	0	0.0	0	0.0	0.0	0.0	0.00	0	0.0	0.00	0	0
2022	0.0	0	0.0	0.0	0.0	0.00	0	0.0	0	0.0	0.0	0.0	0.00	0	0.0	0.00	0	0
2023	0.0	0	0.0	0.0	0.0	0.00	0	0.0	0	0.0	0.0	0.0	0.00	0	0.0	0.00	0	0
Sub			0.0	0.0	0.0	0.00	0			27,923.9	13,961.9	0.0	2.74	38,216	0.0	0.00		
Rem			0.0	0.0	0.0	0.00	0			0.0	0.0	0.0	0.00	0	0.0	0.00		
Total			0.0	0.0	0.0	0.00	0			27,923.9	13,961.9	0.0	2.74	38,216	0.0	0.00		

NGL SUMMARY

	CONDENSATE				ETHANE				PROPANE				BUTANE				TOTAL NGL		
	WI Volume bbl	RI Volume bbl	Price $/bbl	Co. Share Revenue $	WI Volume bbl	RI Volume bbl	Price $/bbl	Co. Share Revenue $	WI Volume bbl	RI Volume bbl	Price $/bbl	Co. Share Revenue $	WI Volume bbl	RI Volume bbl	Price $/bbl	Co. Share Revenue $	WI Volume bbl	RI Volumes bbl	CS Net Volumes bbl
2014	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.0
2015	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.0
2016	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.0
2017	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.0
2018	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.0
2019	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.0
2020	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.0
2021	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.0
2022	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.0
2023	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.0
Sub	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.0
Rem	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.0
Total	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.0

CASH FLOW BTAX

	Company Revenue $	Crown Royalty $	Freehold Royalty $	ORR Royalty $	Mineral Tax $	Total Royalty Burden %	Net Rev After Royalties $	Other Income $	Sask Corp Cap Tax $	Fixed Oper Expense $	Variable Operating Expense $	Other Expenses $	Total Operating Costs $	Abandon Cost & Salvage $	Net Operating Income $	Total Investment $	NET Cash Flow $	CUM Cash Flow $	Disc Cash Flow (10%) $
2014	34,548	21.9	3,734.2	0.0	553.7	12	30,238	0.0	0.0	22,500.0	6,184.8	0.0	28,684.8	0.0	1,553	0.0	1,553	1,553	1,477
2015	3,667	2.3	396.4	0.0	56.8	12	3,212	0.0	0.0	2,500.0	656.6	0.0	3,156.6	13,760.0	-13,705	0.0	-13,705	-12,151	-12,411
2016	0	0.0	0.0	0.0	0.0	0	0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0	0.0	0	-12,151	0
2017	0	0.0	0.0	0.0	0.0	0	0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0	0.0	0	-12,151	0
2018	0	0.0	0.0	0.0	0.0	0	0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0	0.0	0	-12,151	0
2019	0	0.0	0.0	0.0	0.0	0	0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0	0.0	0	-12,151	0
2020	0	0.0	0.0	0.0	0.0	0	0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0	0.0	0	-12,151	0
2021	0	0.0	0.0	0.0	0.0	0	0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0	0.0	0	-12,151	0
2022	0	0.0	0.0	0.0	0.0	0	0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0	0.0	0	-12,151	0
2023	0	0.0	0.0	0.0	0.0	0	0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0	0.0	0	-12,151	0
Sub	38,216	24.3	4,130.6	0.0	610.5	12	33,450	0.0	0.0	25,000.0	6,841.4	0.0	31,841.4	13,760.0	-12,151	0.0	-12,151	-12,151	-10,934
Rem	0	0.0	0.0	0.0	0.0	0	0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0	0.0	0	-12,151	0
Total	38,216	24.3	4,130.6	0.0	610.5	12	33,450	0.0	0.0	25,000.0	6,841.4	0.0	31,841.4	13,760.0	-12,151	0.0	-12,151	-12,151	-10,934

CO. SHARE RESERVES LIFE (years)

Reserves Half Life	0.4
RLI (Principal Product)	1.00
Reserves Life	0.83
RLI (BOE)	1.0

TOTAL RESERVES - SALES

	GROSS	WI	CO SH	NET
Oil (bbl)	0	0	0	0
Gas (Mcf)	27,924	13,962	13,962	11,490
Gas (bbl)	4,654	2,327	2,327	1,915
*NGL (bbl)	0	0	0	0
Cond (bbl)	0	0	0	0
Total (bbl)	4,654	2,327	2,327	1,915

*This NGL Value includes only Ethane, Propane and Butane. Condensate and Field Condensate are included in the Condensate line.

NET PRESENT VALUES BEFORE TAX

Discount Rate %	Op Income $	Investment $	Cash Flow $	NPV/BOE $/BOE
0	(12,151)	0.0	(12,151)	(5.22)
5	(11,512)	0.0	(11,512)	(4.95)
8	(11,158)	0.0	(11,158)	(4.80)
10	(10,934)	0.0	(10,934)	(4.70)
15	(10,407)	0.0	(10,407)	(4.47)
20	(9,925)	0.0	(9,925)	(4.27)

CAPITAL (undisc)

		Unrisked	Risked
Cost Of Prod.	$/BOEPD	0.00	0.00
Cost Of Reserves	$/BOE	0.00	0.00
Prob Of Success	%	100.00	100.00
Chance Of	%	100.00	100.00

ECONOMIC INDICATORS

		BTAX	
		Unrisked	Risked
Discount Rate	(%)	10.0	10.0
Payout	(Yrs)	0.00	0.00
Discounted Payout	(Yrs)	0.00	0.00
DCF Rate of Return	(%)	0.0	0.0
NPV/Undisc Invest		0.0	0.0
NPV/Disc Invest		0.0	0.0
Undisc NPV/Undisc Invest		0.0	0.0
NPV/DIS Cap Exposure		0.0	0.0
NPV/BOEPD	(M$/boepd)	-1.7	-1.7

FIRST 12 MONTHS AVG. PERFORMANCE (undisc)

		WI		Co. Share	
		Unrisked	Risked	Unrisked	Risked
Prod (3 Mo Ave)	(BOEPD)	7.93	7.93	7.93	7.93
Prod (12 Mo Ave)	(BOEPD)	6.37	6.37	6.37	6.37
Price	($/BOE)	16.42	16.42	16.42	16.42
Royalties	($/BOE)	2.05	2.05	2.05	2.05
Operating Costs	($/BOE)	13.68	13.68	13.68	13.68
NetBack	($/BOE)	0.69	0.69	0.69	0.69
Recycle Ratio	(ratio)	0.00	0.00	0.00	0.00

INSITE Petroleum Consultants Ltd.

Legend Energy Canada Ltd.
INPUT DATA SHEET
Dec 31, 2013 Constant Prices and Costs (SEC Compliant) (CAD)

Effective December 31, 2013

GENERAL

Property:	Little Bow	Operator:	LEGEND ENERGY CANADA LTD.
Location:	00/07-36-014-21W4/0	Formation:	
Category:	NRA	Calculation Type:	
Type:	Undefined	Class:	Undefined
Current Status:	ABANDONED ZONE	Current Status Date:	2003-03-03
Alt ID:			

Entity Comments:

ZONE

Rig Release Date:	2003-02-11	Top Depth:	ft KB
Kelly Bushing:	2,915.0 ft SS	Total Depth:	3,740.2 ft KB
Pool Name:		Midpoint Perf Depth:	ft KB

RESERVOIR & RESERVES SUMMARY (* data from volumetric tab)

Reservoir Parameters *		Oil		Gas	
Formation Top:	ft	Original Volume In Place:	Mbbl	Original Volume In Place:	MMcf
Gas/Oil Contact:	ft	Recovery Factor:	Fraction	Recovery Factor:	Fraction
Water Contact:	ft	Ultimate Recoverable:	0.0 Mbbl	Ultimate Recoverable:	0.0 MMcf
Production Area:	acre	Cumulative Production:	0.0 Mbbl	Cumulative Production:	0.0 MMcf
Net Pay:	ft	Remaining Recoverable:	0.0 Mbbl	Remaining Recoverable:	0.0 MMcf
Reservoir Volume:	0.0 acre-ft	Oil Shrinkage: *	Fraction	Sales Gas:	0.0 MMcf
Porosity:	Fraction			Oil Saturation: *	Fraction
Water Saturation:	Fraction			Z Factor: *	Fraction
Initial Pressure:	psi			Surface Loss:	0.00 Fraction
Initial Temp:	F			H2S Content:	0.0000 Fraction
				CO2 Content:	0.0003 Fraction

Volumetric Remarks:

Category Remarks:

FORECAST RATES AND TRENDS

On Production Date:		GOR:	scf/bbl
Lift Type:		OGR:	bbl/MMcf
Oil Gravity:	API	Water Cut:	%
Heating Value:	Btu/scf	WGR:	bbl/MMcf

Remaining Reserves

Gas:	0.0 Mcf	Oil:	0.0 Mbbl

Number of Trends: 0

Trends

Reserve Notes

Supporting Data Comments:

PRODUCT RESERVES & RATIOS (Sales Basis)*

	Reserve	Yield	ISC
Ethane			
Propane			
Butane			
Pentane+			
Field Condensate			
Sulphur			

* Items have details

INTERESTS AND BURDENS

Acquisition Date: 2011-07-01
Disposition Date:

Interests	Lessor	Burdens
50% WI	Freehold 18% Manual	

Participant Remarks: To base Colorado

INSITE Petroleum Consultants Ltd.

Legend Energy Canada Ltd.
INPUT DATA SHEET
Dec 31, 2013 Constant Prices and Costs (SEC Compliant) (CAD)

Effective December 31, 2013

GENERAL

Property:	Little Bow	Operator:	LEGEND ENERGY CANADA LTD.
Location:	00/07-36-014-21W4/2	Formation:	BOW ISLAND
Category:	Probable	Calculation Type:	Performance
Type:	Gas	Class:	Conventional
Current Status:	SUSPENDED GAS	Current Status Date:	2012-02-01
Alt ID:			

Entity Comments:

ZONE

Rig Release Date:	2003-02-11	Top Depth:	3,282.5 ft KB
Kelly Bushing:	2,915.0 ft SS	Total Depth:	3,740.2 ft KB
Pool Name:	BOW ISLAND FF	Midpoint Perf Depth:	3,287.1 ft KB

RESERVOIR & RESERVES SUMMARY (* data from volumetric tab)

Reservoir Parameters *		Oil		Gas	
Formation Top:	ft	Original Volume In Place:	Mbbl	Original Volume In Place:	MMcf
Gas/Oil Contact:	ft	Recovery Factor:	Fraction	Recovery Factor:	Fraction
Water Contact:	ft	Ultimate Recoverable:	0.0 Mbbl	Ultimate Recoverable:	830.0 MMcf
Production Area:	acre	Cumulative Production:	0.0 Mbbl	Cumulative Production:	782.0 MMcf
Net Pay:	ft	Remaining Recoverable:	0.0 Mbbl	Remaining Recoverable:	48.0 MMcf
Reservoir Volume:	0.0 acre-ft	Oil Shrinkage: *	Fraction	Sales Gas:	42.2 MMcf
Porosity:	Fraction			Oil Saturation: *	Fraction
Water Saturation:	Fraction			Z Factor: *	Fraction
Initial Pressure:	psi			Surface Loss:	0.12 Fraction
Initial Temp:	F			H2S Content:	0.0000 Fraction
				CO2 Content:	0.0006 Fraction

Volumetric Remarks:

Category Remarks: Suspended June 2010.

FORECAST RATES AND TRENDS

On Production Date:	2003-07-05	GOR:	scf/bbl
Lift Type:		OGR:	bbl/MMcf
Oil Gravity:	API	Water Cut:	%
Heating Value:	939 Btu/scf	WGR:	bbl/MMcf

Remaining Reserves

Gas:	47,952.5 Mcf	Oil:	0.0 Mbbl

Number of Trends: 1

Trends	1
Product:	Gas
Start Date:	2014-04-01
End Date:	2015-06-19
Initial Rate:	130 Mcf/day
Rate at Effective Date:	130 Mcf/day
Final Rate:	89 Mcf/day
Decline Exponent:	0.000
Min Effective Decline:	
Final Cum:	830,000.0 Mcf

Reserve Notes

Supporting Data Comments:

PRODUCT RESERVES & RATIOS (Sales Basis)*

	Reserve	Yield	ISC
Ethane			0.0052 Molar Fraction
Propane			0.0011 Molar Fraction
Butane			0.0006 Molar Fraction
Pentane+			0.0004 Molar Fraction
Field Condensate			
Sulphur			

* Items have details

INTERESTS AND BURDENS

Acquisition Date: 2011-07-01
Disposition Date:

Interests	Lessor	Burdens
50% WI	Freehold 18% Manual	

Participant Remarks: To base Colorado

INSITE Petroleum Consultants Ltd.

Legend Energy Canada Ltd.
PRODUCTION AND FORECAST

Effective December 31, 2013

Operator:	LEGEND ENERGY CANADA LTD.		Little Bow
Province:	Alberta		00/07-36-014-21W4/2
Field:	LITTLE BOW		Probable
Pool:	BOW ISLAND FF		
Unit:			
Status:	SUSPENDED GAS		



Cumulative Gas Production (Mcf)
Calendar Daily Gas Production (Mcf/day)
Water/Gas Ratio (bbl/MMcf)
Hours Of Production (hours)
Gas Qf
Acq
End Of Hist
Eff
Time (Years)



Calendar Daily Gas Production (Mcf/day)
Gas Qf
End Of Hist
Eff
Cumulative Gas Production (Mcf)

Oil Cum	(bbl)	0	Gas Cum	(Mcf)	782,048	Water Cum	(bbl)	1,739	FCond Cum	(bbl)	0
Oil Rem Rec	(bbl)	0	Gas Rem Rec	(Mcf)	47,952	Water Rem Rec	(bbl)	0	FCond Rem Rec	(bbl)	0
Oil Ult Rec	(bbl)	0	Gas Ult Rec	(Mcf)	830,000	Water Ult Rec	(bbl)	1,739	FCond Ult Rec	(bbl)	0

Forecast Start (T0)		04/01/2014	Calculation Type		Performance	Est Cum Prod	(Mcf)	782,048	Decline Exp	0.000
Forecast End (Tf)		06/18/2015	OVIP (Volumetric)	(Mcf)	0	Remaining Rec	(Mcf)	47,952	Initial Decline (De)	26.8
Initial Rate (qi)	(Mcf/day)	130.0	Rec Factor (Volumetric)		0.000	Gas Surface Loss		0.12	Reserve Life Index	1.18
Final Rate (qf)	(Mcf/day)	89.0	Ult Recoverable	(Mcf)	830,000	Gas Total Sales	(Mcf)	42,198	Reserve Half Life	0.55

INSITE Petroleum Consultants Ltd.

Legend Energy Canada Ltd.
CASH FLOW
Dec 31, 2013 Constant Prices and Costs (SEC Compliant) (CAD)

Location : Little Bow, Alberta
Interests: 50% WI
Lease Burden:
Entity : 00/07-36-014-21W4/2
Formation : BOW ISLAND
Lessor: Freehold 18% Manual
Effective December 31, 2013
Total Probable Reserves

OIL, GAS & SULPHUR SUMMARY

	COMPANY OIL							COMPANY SALES GAS							SULPHUR		TOTAL	
	Wells	Pool Rates bbl/d	Pool Volumes bbl	WI Volume bbl	RI Volume bbl	Price $/bbl	Revenue $	Wells	Pool Rates Mcf/d	Pool Volumes Mcf	WI Volume Mcf	RI Volume Mcf	Price $/Mcf	Revenue $	Co. Share Volume lt	Price $/lt	WI Rates boe/d	Co. Share Rates boe/d
2014	0.0	0	0.0	0.0	0.0	0.00	0	1.0	77	28,035.0	14,017.5	0.0	2.74	38,368	0.0	0.00	6	6
2015	0.0	0	0.0	0.0	0.0	0.00	0	1.0	21	7,833.4	3,916.7	0.0	2.74	10,721	0.0	0.00	2	2
2016	0.0	0	0.0	0.0	0.0	0.00	0	0.0	0	0.0	0.0	0.0	0.00	0	0.0	0.00	0	0
2017	0.0	0	0.0	0.0	0.0	0.00	0	0.0	0	0.0	0.0	0.0	0.00	0	0.0	0.00	0	0
2018	0.0	0	0.0	0.0	0.0	0.00	0	0.0	0	0.0	0.0	0.0	0.00	0	0.0	0.00	0	0
2019	0.0	0	0.0	0.0	0.0	0.00	0	0.0	0	0.0	0.0	0.0	0.00	0	0.0	0.00	0	0
2020	0.0	0	0.0	0.0	0.0	0.00	0	0.0	0	0.0	0.0	0.0	0.00	0	0.0	0.00	0	0
2021	0.0	0	0.0	0.0	0.0	0.00	0	0.0	0	0.0	0.0	0.0	0.00	0	0.0	0.00	0	0
2022	0.0	0	0.0	0.0	0.0	0.00	0	0.0	0	0.0	0.0	0.0	0.00	0	0.0	0.00	0	0
2023	0.0	0	0.0	0.0	0.0	0.00	0	0.0	0	0.0	0.0	0.0	0.00	0	0.0	0.00	0	0
Sub			0.0	0.0	0.0	0.00	0			35,868.4	17,934.2	0.0	2.74	49,088	0.0	0.00		
Rem			0.0	0.0	0.0	0.00	0			0.0	0.0	0.0	0.00	0	0.0	0.00		
Total			0.0	0.0	0.0	0.00	0			35,868.4	17,934.2	0.0	2.74	49,088	0.0	0.00		

NGL SUMMARY

	CONDENSATE				ETHANE				PROPANE				BUTANE				TOTAL NGL		
	WI Volume bbl	RI Volume bbl	Price $/bbl	Co. Share Revenue $	WI Volume bbl	RI Volume bbl	Price $/bbl	Co. Share Revenue $	WI Volume bbl	RI Volume bbl	Price $/bbl	Co. Share Revenue $	WI Volume bbl	RI Volume bbl	Price $/bbl	Co. Share Revenue $	WI Volume bbl	RI Volumes bbl	CS Net Volumes bbl
2014	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.0
2015	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.0
2016	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.0
2017	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.0
2018	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.0
2019	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.0
2020	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.0
2021	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.0
2022	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.0
2023	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.0
Sub	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.0
Rem	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.0
Total	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.0

CASH FLOW BTAX

	Company Revenue $	Crown Royalty $	Freehold Royalty $	ORR Royalty $	Mineral Tax $	Total Royalty Burden %	Net Rev After Royalties $	Other Income $	Sask Corp Cap Tax $	Fixed Oper Expense $	Variable Operating Expense $	Other Expenses $	Total Operating Costs $	Abandon Cost & Salvage $	Net Operating Income $	Total Investment $	NET Cash Flow $	CUM Cash Flow $	Disc Cash Flow (10%) $
2014	38,368	0.0	4,231.7	0.0	668.1	13	33,468	0.0	0.0	22,500.0	6,868.6	0.0	29,368.6	0.0	4,100	0.0	4,100	4,100	3,897
2015	10,721	0.0	1,182.4	0.0	170.0	13	9,368	0.0	0.0	7,500.0	1,919.2	0.0	9,419.2	13,760.0	-13,811	0.0	-13,811	-9,712	-12,316
2016	0	0.0	0.0	0.0	0.0	0	0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0	0.0	0	-9,712	0
2017	0	0.0	0.0	0.0	0.0	0	0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0	0.0	0	-9,712	0
2018	0	0.0	0.0	0.0	0.0	0	0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0	0.0	0	-9,712	0
2019	0	0.0	0.0	0.0	0.0	0	0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0	0.0	0	-9,712	0
2020	0	0.0	0.0	0.0	0.0	0	0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0	0.0	0	-9,712	0
2021	0	0.0	0.0	0.0	0.0	0	0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0	0.0	0	-9,712	0
2022	0	0.0	0.0	0.0	0.0	0	0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0	0.0	0	-9,712	0
2023	0	0.0	0.0	0.0	0.0	0	0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0	0.0	0	-9,712	0
Sub	49,088	0.0	5,414.1	0.0	838.1	13	42,836	0.0	0.0	30,000.0	8,787.8	0.0	38,787.8	13,760.0	-9,712	0.0	-9,712	-9,712	-8,418
Rem	0	0.0	0.0	0.0	0.0	0	0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0	0.0	0	-9,712	0
Total	49,088	0.0	5,414.1	0.0	838.1	13	42,836	0.0	0.0	30,000.0	8,787.8	0.0	38,787.8	13,760.0	-9,712	0.0	-9,712	-9,712	-8,418

CO. SHARE RESERVES LIFE (years)

Reserves Half Life	0.5
RLI (Principal Product)	1.00
Reserves Life	1.00
RLI (BOE)	1.0

TOTAL RESERVES - SALES

	GROSS	WI	CO SH	NET
Oil (bbl)	0	0	0	0
Gas (Mcf)	35,868	17,934	17,934	14,706
Gas (bbl)	5,978	2,989	2,989	2,451
*NGL (bbl)	0	0	0	0
Cond (bbl)	0	0	0	0
Total (bbl)	5,978	2,989	2,989	2,451

*This NGL Value includes only Ethane, Propane and Butane. Condensate and Field Condensate are included in the Condensate line.

NET PRESENT VALUES BEFORE TAX

Discount Rate %	Op Income $	Investment $	Cash Flow $	NPV/BOE $/BOE
0	(9,712)	0.0	(9,712)	(3.25)
5	(9,030)	0.0	(9,030)	(3.02)
8	(8,655)	0.0	(8,655)	(2.90)
10	(8,418)	0.0	(8,418)	(2.82)
15	(7,868)	0.0	(7,868)	(2.63)
20	(7,370)	0.0	(7,370)	(2.47)

CAPITAL (undisc)

		Unrisked	Risked
Cost Of Prod.	$/BOEPD	0.00	0.00
Cost Of Reserves	$/BOE	0.00	0.00
Prob Of Success	%	100.00	100.00
Chance Of	%	100.00	100.00

ECONOMIC INDICATORS

		BTAX Unrisked	BTAX Risked
Discount Rate	(%)	10.0	10.0
Payout	(Yrs)	0.00	0.00
Discounted Payout	(Yrs)	0.00	0.00
DCF Rate of Return	(%)	0.0	0.0
NPV/Undisc Invest		0.0	0.0
NPV/Disc Invest		0.0	0.0
Undisc NPV/Undisc Invest		0.0	0.0
NPV/DIS Cap Exposure		0.0	0.0
NPV/BOEPD	(M$/boepd)	-1.0	-1.0

FIRST 12 MONTHS AVG. PERFORMANCE (undisc)

		WI Unrisked	WI Risked	Co. Share Unrisked	Co. Share Risked
Prod (3 Mo Ave)	(BOEPD)	9.17	9.17	9.17	9.17
Prod (12 Mo Ave)	(BOEPD)	8.18	8.18	8.18	8.18
Price	($/BOE)	16.42	16.42	16.42	16.42
Royalties	($/BOE)	2.09	2.09	2.09	2.09
Operating Costs	($/BOE)	12.98	12.98	12.98	12.98
NetBack	($/BOE)	1.35	1.35	1.35	1.35
Recycle Ratio	(ratio)	0.00	0.00	0.00	0.00

INSITE Petroleum Consultants Ltd.



WELL LEGEND

- • Oil
- ☀ Gas
- ◐ Suspended Oil
- ☼ Suspended Gas
- ⬦ Suspended
- ⚲ Injection
- ◦ Location
- ◇ Other
- ✳ Abandoned Gas
- ◆ Abandoned Oil
- ✦ Abandoned

PIPELINE LEGEND

- — Oil
- — Natural Gas
- — Sour Natural Gas
- — Water
- — Other

Legend Energy Canada Ltd.

MEDICINE RIVER

Alberta

Quick Select
(403) 640-9080

Date: 2014/3/17
Author: mdr

Legend Energy Canada Ltd.
DETAILED ECONOMIC SUMMARY
Dec 31, 2013 Constant Prices and Costs (SEC Compliant) (CAD)

Effective December 31, 2013   Medicine River

		PDP	PDNP	PU	PD+PU	Probable	P+P
Sales Gas	**MMcf**						
Ultimate Remaining		71.4	209.3		280.6	875.0	1,155.7
WI Before Royalty		33.2	187.6		220.8	691.0	911.8
WI After Royalty		25.7	170.6		196.3	603.9	800.2
Royalty Interest		0.0	0.0		0.0	0.0	0.0
Total Net		25.7	170.6		196.3	603.9	800.2
NGLs	**Mbbl**						
Ultimate Remaining		5.5	1.0		6.5	24.4	30.8
WI Before Royalty		2.5	0.7		3.3	23.4	26.7
WI After Royalty		2.0	0.6		2.5	21.0	23.5
Royalty Interest		0.0	0.0		0.0	0.0	0.0
Total Net		2.0	0.6		2.5	21.0	23.5
BOE	**Mboe**						
Ultimate Remaining		17.4	35.9		53.3	170.2	223.5
WI Before Royalty		8.1	32.0		40.1	138.6	178.7
WI After Royalty		6.2	29.0		35.2	121.6	156.9
Royalty Interest		0.0	0.0		0.0	0.0	0.0
Total Net		6.2	29.0		35.2	121.6	156.9
NPV - BTAX	**M$**						
Undiscounted		37.0	-48.6		-11.6	10.1	-1.5
Discounted at 5%		36.6	-43.8		-7.2	-45.9	-53.1
Discounted at 10%		35.5	-40.0		-4.5	-89.4	-93.9
Discounted at 15%		34.1	-37.0		-2.9	-123.1	-126.0
Discounted at 20%		32.5	-34.6		-2.0	-149.2	-151.2

Light & Medium Oil includes Shale Oil. Heavy Oil Includes Ultra Heavy in Alberta and Bitumen. Sales Gas includes Solution gas, Associated and Non- Associated gas, Coalbed Methane, Shale

INSITE
Petroleum Consultants Ltd.

Legend Energy Canada Ltd.
DETAILED RESERVES AND PRESENT VALUE
Dec 31, 2013 Constant Prices and Costs (SEC Compliant) (CAD)
Medicine River

Effective December 31, 2013   Proved Developed Producing

Location	Formation	Avg Int %	Category	Oil WI Mstb	Oil RI Mstb	Oil Net Mstb	Sales Gas WI MMcf	Sales Gas RI MMcf	Sales Gas Net MMcf	NGL WI Mstb	NGL RI Mstb	NGL Net Mstb	BOE WI Mboe	BOE RI Mboe	BOE Net Mboe	Present Value 5% M$	Present Value 10% M$	Present Value 15% M$
Medicine River																		
00/02-25-038-03W5/2	OSTRACOD	46.50	PDP	0.0	0.0	0.0	33.2	0.0	25.7	2.5	0.0	2.0	8.1	0.0	6.2	36.6	35.5	34.1
Medicine River				0.0	0.0	0.0	33.2	0.0	25.7	2.5	0.0	2.0	8.1	0.0	6.2	36.6	35.5	34.1
Total				0.0	0.0	0.0	33.2	0.0	25.7	2.5	0.0	2.0	8.1	0.0	6.2	36.6	35.5	34.1

Legend Energy Canada Ltd.
CASH FLOW
Dec 31, 2013 Constant Prices and Costs (SEC Compliant) (CAD)

Selection : Medicine River

Effective December 31, 2013

Total Proved Developed Producing Reserves

OIL, GAS & SULPHUR SUMMARY

	COMPANY OIL							COMPANY SALES GAS								SULPHUR		TOTAL	
	Wells	Pool Rates bbl/d	Pool Volumes bbl	WI Volume bbl	RI Volume bbl	Price $/bbl	Revenue $	Wells	Pool Rates Mcf/d	Pool Volumes Mcf	WI Volume Mcf	RI Volume Mcf	Price $/Mcf	Revenue $		Co. Share Volume lt	Price $/lt	WI Rates boe/d	Co. Share Rates boe/d
2014	0.0	0	0.0	0.0	0.0	0.00	0	1.0	35	12,952.3	6,022.8	0.0	3.24	19,508		0.0	0.00	4	4
2015	0.0	0	0.0	0.0	0.0	0.00	0	1.0	32	11,777.2	5,476.4	0.0	3.24	17,738		0.0	0.00	4	4
2016	0.0	0	0.0	0.0	0.0	0.00	0	1.0	29	10,736.6	4,992.5	0.0	3.24	16,171		0.0	0.00	3	3
2017	0.0	0	0.0	0.0	0.0	0.00	0	1.0	27	9,734.6	4,526.6	0.0	3.24	14,662		0.0	0.00	3	3
2018	0.0	0	0.0	0.0	0.0	0.00	0	1.0	24	8,851.4	4,115.9	0.0	3.24	13,331		0.0	0.00	3	3
2019	0.0	0	0.0	0.0	0.0	0.00	0	1.0	22	8,048.3	3,742.5	0.0	3.24	12,122		0.0	0.00	2	2
2020	0.0	0	0.0	0.0	0.0	0.00	0	1.0	20	7,337.2	3,411.8	0.0	3.24	11,051		0.0	0.00	2	2
2021	0.0	0	0.0	0.0	0.0	0.00	0	1.0	5	1,942.9	903.5	0.0	3.24	2,926		0.0	0.00	1	1
2022	0.0	0	0.0	0.0	0.0	0.00	0	0.0	0	0.0	0.0	0.0	0.00	0		0.0	0.00	0	0
2023	0.0	0	0.0	0.0	0.0	0.00	0	0.0	0	0.0	0.0	0.0	0.00	0		0.0	0.00	0	0
Sub			0.0	0.0	0.0	0.00	0			71,380.4	33,191.9	0.0	3.24	107,509		0.0	0.00		
Rem			0.0	0.0	0.0	0.00	0			0.0	0.0	0.0	0.00	0		0.0	0.00		
Total			0.0	0.0	0.0	0.00	0			71,380.4	33,191.9	0.0	3.24	107,509		0.0	0.00		

NGL SUMMARY

	CONDENSATE				ETHANE				PROPANE				BUTANE				TOTAL NGL		
	WI Volume bbl	RI Volume bbl	Price $/bbl	Co. Share Revenue $	WI Volume bbl	RI Volume bbl	Price $/bbl	Co. Share Revenue $	WI Volume bbl	RI Volume bbl	Price $/bbl	Co. Share Revenue $	WI Volume bbl	RI Volume bbl	Price $/bbl	Co. Share Revenue $	WI Volume bbl	RI Volumes bbl	CS Net Volumes bbl
2014	206.6	0.0	97.20	20,079.4	0.0	0.0	0.00	0.0	135.5	0.0	33.52	4,542.1	120.5	0.0	56.77	6,838.1	462.6	0.0	357.6
2015	187.8	0.0	97.20	18,257.7	0.0	0.0	0.00	0.0	123.2	0.0	33.52	4,130.0	109.5	0.0	56.77	6,217.7	420.6	0.0	325.2
2016	171.2	0.0	97.20	16,644.5	0.0	0.0	0.00	0.0	112.3	0.0	33.52	3,765.1	99.9	0.0	56.77	5,668.4	383.4	0.0	296.5
2017	155.3	0.0	97.20	15,091.1	0.0	0.0	0.00	0.0	101.8	0.0	33.52	3,413.7	90.5	0.0	56.77	5,139.3	347.6	0.0	268.8
2018	141.2	0.0	97.20	13,721.9	0.0	0.0	0.00	0.0	92.6	0.0	33.52	3,104.0	82.3	0.0	56.77	4,673.1	316.1	0.0	244.4
2019	128.4	0.0	97.20	12,477.0	0.0	0.0	0.00	0.0	84.2	0.0	33.52	2,822.3	74.8	0.0	56.77	4,249.1	287.4	0.0	222.2
2020	117.0	0.0	97.20	11,374.6	0.0	0.0	0.00	0.0	76.8	0.0	33.52	2,573.0	68.2	0.0	56.77	3,873.7	262.0	0.0	202.6
2021	31.0	0.0	97.20	3,012.0	0.0	0.0	0.00	0.0	20.3	0.0	33.52	681.3	18.1	0.0	56.77	1,025.8	69.4	0.0	53.6
2022	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.0
2023	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.0
Sub	1,138.5	0.0	97.20	110,658.2	0.0	0.0	0.00	0.0	746.8	0.0	33.52	25,031.4	663.8	0.0	56.77	37,685.1	2,549.1	0.0	1,970.9
Rem	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.0
Total	1,138.5	0.0	97.20	110,658.2	0.0	0.0	0.00	0.0	746.8	0.0	33.52	25,031.4	663.8	0.0	56.77	37,685.1	2,549.1	0.0	1,970.9

CASH FLOW BTAX

	Company Revenue $	Crown Royalty $	Freehold Royalty $	ORR Royalty $	Mineral Tax $	Total Royalty Burden %	Net Rev After Royalties $	Other Income $	Sask Corp Cap Tax $	Fixed Oper Expense $	Variable Operating Expense $	Other Expenses $	Total Operating Costs $	Abandon Cost & Salvage $	Net Operating Income $	Total Investment $	NET Cash Flow $	CUM Cash Flow $	Disc Cash Flow (10%) $
2014	50,968	0.0	9,229.8	1,237.7	774.3	22	39,726	0.0	0.0	13,392.0	11,864.9	0.0	25,256.9	0.0	14,469	0.0	14,469	14,469	13,819
2015	46,343	0.0	8,392.5	1,125.4	679.0	22	36,146	0.0	0.0	13,392.0	10,788.5	0.0	24,180.5	0.0	11,966	0.0	11,966	26,435	10,392
2016	42,249	0.0	7,651.0	1,026.0	598.1	22	32,974	0.0	0.0	13,392.0	9,835.3	0.0	23,227.3	0.0	9,747	0.0	9,747	36,181	7,696
2017	38,306	0.0	6,936.9	930.2	524.8	22	29,914	0.0	0.0	13,392.0	8,917.3	0.0	22,309.3	0.0	7,604	0.0	7,604	43,786	5,448
2018	34,830	0.0	6,307.5	845.8	462.8	22	27,214	0.0	0.0	13,392.0	8,108.3	0.0	21,500.3	0.0	5,714	0.0	5,714	49,499	3,722
2019	31,670	0.0	5,735.3	769.1	408.9	22	24,757	0.0	0.0	13,392.0	7,372.6	0.0	20,764.6	0.0	3,992	0.0	3,992	53,492	2,364
2020	28,872	0.0	5,228.5	701.1	362.8	22	22,580	0.0	0.0	13,392.0	6,721.3	0.0	20,113.3	0.0	2,466	0.0	2,466	55,958	1,327
2021	7,645	0.0	1,384.5	185.7	94.5	22	5,981	0.0	0.0	3,868.8	1,779.8	0.0	5,648.6	19,278.9	-18,947	0.0	-18,947	37,011	-9,271
2022	0	0.0	0.0	0.0	0.0	0	0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0	0.0	0	37,011	0
2023	0	0.0	0.0	0.0	0.0	0	0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0	0.0	0	37,011	0
Sub	280,883	0.0	50,865.9	6,821.1	3,905.1	22	219,291	0.0	0.0	97,612.8	65,388.0	0.0	163,000.8	19,278.9	37,011	0.0	37,011	37,011	35,497
Rem	0	0.0	0.0	0.0	0.0	0	0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0	0.0	0	37,011	0
Total	280,883	0.0	50,865.9	6,821.1	3,905.1	22	219,291	0.0	0.0	97,612.8	65,388.0	0.0	163,000.8	19,278.9	37,011	0.0	37,011	37,011	35,497

CO. SHARE RESERVES LIFE (years)

Reserves Half Life	3.0
RLI (Principal Product)	5.51
Reserves Life	8.00
RLI (BOE)	5.5

TOTAL RESERVES - SALES

	GROSS	WI	CO SH	NET
Oil (bbl)	0	0	0	0
Gas (Mcf)	71,380	33,192	33,192	25,663
Gas (bbl)	11,897	5,532	5,532	4,277
*NGL (bbl)	3,034	1,411	1,411	1,091
Cond (bbl)	2,448	1,138	1,138	880
Total (bbl)	17,379	8,081	8,081	6,248

*This NGL Value includes only Ethane, Propane and Butane. Condensate and Field Condensate are included in the Condensate line.

NET PRESENT VALUES BEFORE TAX

Discount Rate %	Op Income $	Investment $	Cash Flow $	NPV/BOE $/BOE
0	37,011	0.0	37,011	4.58
5	36,605	0.0	36,605	4.53
8	35,995	0.0	35,995	4.45
10	35,497	0.0	35,497	4.39
15	34,071	0.0	34,071	4.22
20	32,536	0.0	32,536	4.03

CAPITAL (undisc)

		Unrisked	Risked
Cost Of Prod.	$/BOEPD	0.00	0.00
Cost Of Reserves	$/BOE	0.00	0.00
Prob Of Success	%	100.00	
Chance Of	%	100.00	

ECONOMIC INDICATORS

		BTAX			
		Unrisked		Risked	
Discount Rate	(%)		10.0		10.0
Payout	(Yrs)		0.00		0.00
Discounted Payout	(Yrs)		0.00		0.00
DCF Rate of Return	(%)	>	200.0	>	200.0
NPV/Undisc Invest			0.0		0.0
NPV/Disc Invest			0.0		0.0
Undisc NPV/Undisc Invest			0.0		0.0
NPV/DIS Cap Exposure			0.0		0.0
NPV/BOEPD	(M$/boepd)		8.8		8.8

FIRST 12 MONTHS AVG. PERFORMANCE (undisc)

		WI		Co. Share	
		Unrisked	Risked	Unrisked	Risked
Prod (3 Mo Ave)	(BOEPD)	4.16	4.16	4.16	4.16
Prod (12 Mo Ave)	(BOEPD)	4.01	4.01	4.01	4.01
Price	($/BOE)	34.76	34.76	34.76	34.76
Royalties	($/BOE)	7.67	7.67	7.67	7.67
Operating Costs	($/BOE)	17.22	17.22	17.22	17.22
NetBack	($/BOE)	9.87	9.87	9.87	9.87
Recycle Ratio	(ratio)	0.00	0.00	0.00	0.00

INSITE Petroleum Consultants Ltd.

Legend Energy Canada Ltd.
DETAILED RESERVES AND PRESENT VALUE
Dec 31, 2013 Constant Prices and Costs (SEC Compliant) (CAD)
Medicine River

Effective December 31, 2013 — Proved Developed

Location	Formation	Avg Int %	Category	Oil WI Mstb	Oil RI Mstb	Oil Net Mstb	Sales Gas WI MMcf	Sales Gas RI MMcf	Sales Gas Net MMcf	NGL WI Mstb	NGL RI Mstb	NGL Net Mstb	BOE WI Mboe	BOE RI Mboe	BOE Net Mboe	Present Value 5% M$	Present Value 10% M$	Present Value 15% M$
Medicine River																		
02/05-30-038-02W5/0	HORSESHOE CANYON	91.50	PDNP	0.0	0.0	0.0	174.0	0.0	159.8	0.1	0.0	0.1	29.1	0.0	26.7	8.1	9.8	10.9
00/16-30-038-02W5/0	ELLERSLIE	63.27	PDNP	0.0	0.0	0.0	2.0	0.0	1.9	0.1	0.0	0.1	0.4	0.0	0.4	-25.5	-24.9	-24.3
00/02-25-038-03W5/2	OSTRACOD	46.50	PDP	0.0	0.0	0.0	33.2	0.0	25.7	2.5	0.0	2.0	8.1	0.0	6.2	36.6	35.5	34.1
02/02-25-038-03W5/2	MANNVILLE	72.83	PDNP	0.0	0.0	0.0	11.6	0.0	9.0	0.6	0.0	0.4	2.5	0.0	1.9	-26.4	-24.9	-23.6
Medicine River				0.0	0.0	0.0	220.8	0.0	196.3	3.3	0.0	2.5	40.1	0.0	35.2	-7.2	-4.5	-2.9
Total				0.0	0.0	0.0	220.8	0.0	196.3	3.3	0.0	2.5	40.1	0.0	35.2	-7.2	-4.5	-2.9

Legend Energy Canada Ltd.
CASH FLOW
Dec 31, 2013 Constant Prices and Costs (SEC Compliant) (CAD)

Selection : Medicine River

Effective December 31, 2013 — Total Proved Developed Reserves

OIL, GAS & SULPHUR SUMMARY

	COMPANY OIL							COMPANY SALES GAS							SULPHUR		TOTAL	
	Wells	Pool Rates bbl/d	Pool Volumes bbl	WI Volume bbl	RI Volume bbl	Price $/bbl	Revenue $	Wells	Pool Rates Mcf/d	Pool Volumes Mcf	WI Volume Mcf	RI Volume Mcf	Price $/Mcf	Revenue $	Co. Share Volume lt	Price $/lt	WI Rates boe/d	Co. Share Rates boe/d
2014	0.0	0	0.0	0.0	0.0	0.00	0	4.0	158	57,503.1	44,522.1	0.0	3.07	136,867	0.0	0.00	23	23
2015	0.0	0	0.0	0.0	0.0	0.00	0	3.0	180	65,771.5	53,387.6	0.0	3.04	162,442	0.0	0.00	26	26
2016	0.0	0	0.0	0.0	0.0	0.00	0	3.0	143	52,347.6	42,964.0	0.0	3.01	129,454	0.0	0.00	21	21
2017	0.0	0	0.0	0.0	0.0	0.00	0	2.0	127	46,241.7	37,930.6	0.0	3.01	114,202	0.0	0.00	18	18
2018	0.0	0	0.0	0.0	0.0	0.00	0	2.0	114	41,446.0	33,940.0	0.0	3.01	102,204	0.0	0.00	16	16
2019	0.0	0	0.0	0.0	0.0	0.00	0	1.0	22	8,048.3	3,742.5	0.0	3.24	12,122	0.0	0.00	2	2
2020	0.0	0	0.0	0.0	0.0	0.00	0	1.0	20	7,337.2	3,411.8	0.0	3.24	11,051	0.0	0.00	2	2
2021	0.0	0	0.0	0.0	0.0	0.00	0	1.0	5	1,942.9	903.5	0.0	3.24	2,926	0.0	0.00	1	1
2022	0.0	0	0.0	0.0	0.0	0.00	0	0.0	0	0.0	0.0	0.0	0.00	0	0.0	0.00	0	0
2023	0.0	0	0.0	0.0	0.0	0.00	0	0.0	0	0.0	0.0	0.0	0.00	0	0.0	0.00	0	0
Sub			0.0	0.0	0.0	0.00	0			280,638.4	220,802.0	0.0	3.04	671,267	0.0	0.00		
Rem			0.0	0.0	0.0	0.00	0			0.0	0.0	0.0	0.00	0	0.0	0.00		
Total			0.0	0.0	0.0	0.00	0			280,638.4	220,802.0	0.0	3.04	671,267	0.0	0.00		

NGL SUMMARY

	CONDENSATE				ETHANE				PROPANE				BUTANE				TOTAL NGL		
	WI Volume bbl	RI Volume bbl	Price $/bbl	Co. Share Revenue $	WI Volume bbl	RI Volume bbl	Price $/bbl	Co. Share Revenue $	WI Volume bbl	RI Volume bbl	Price $/bbl	Co. Share Revenue $	WI Volume bbl	RI Volume bbl	Price $/bbl	Co. Share Revenue $	WI Volume bbl	RI Volumes bbl	CS Net Volumes bbl
2014	267.1	0.0	97.34	25,998.5	0.0	0.0	0.00	0.0	335.3	0.0	34.34	11,515.1	230.5	0.0	56.53	13,028.7	832.9	0.0	639.9
2015	226.1	0.0	97.37	22,020.8	0.0	0.0	0.00	0.0	290.7	0.0	34.55	10,044.7	204.8	0.0	56.48	11,565.2	721.7	0.0	557.3
2016	174.2	0.0	97.21	16,936.8	0.0	0.0	0.00	0.0	130.8	0.0	33.67	4,403.9	113.3	0.0	56.73	6,429.5	418.3	0.0	322.9
2017	155.6	0.0	97.20	15,123.6	0.0	0.0	0.00	0.0	108.5	0.0	33.52	3,637.6	97.2	0.0	56.77	5,518.6	361.3	0.0	278.9
2018	141.5	0.0	97.20	13,750.9	0.0	0.0	0.00	0.0	98.6	0.0	33.52	3,303.9	88.3	0.0	56.77	5,011.7	328.3	0.0	253.4
2019	128.4	0.0	97.20	12,477.0	0.0	0.0	0.00	0.0	84.2	0.0	33.52	2,822.3	74.8	0.0	56.77	4,249.1	287.4	0.0	222.2
2020	117.0	0.0	97.20	11,374.6	0.0	0.0	0.00	0.0	76.8	0.0	33.52	2,573.0	68.2	0.0	56.77	3,873.7	262.0	0.0	202.6
2021	31.0	0.0	97.20	3,012.0	0.0	0.0	0.00	0.0	20.3	0.0	33.52	681.3	18.1	0.0	56.77	1,025.8	69.4	0.0	53.6
2022	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.0
2023	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.0
Sub	1,240.9	0.0	97.26	120,694.1	0.0	0.0	0.00	0.0	1,145.3	0.0	34.04	38,981.8	895.2	0.0	56.64	50,702.3	3,281.4	0.0	2,530.8
Rem	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.0
Total	1,240.9	0.0	97.26	120,694.1	0.0	0.0	0.00	0.0	1,145.3	0.0	34.04	38,981.8	895.2	0.0	56.64	50,702.3	3,281.4	0.0	2,530.8

CASH FLOW BTAX

	Company Revenue $	Crown Royalty $	Freehold Royalty $	ORR Royalty $	Mineral Tax $	Total Royalty Burden %	Net Rev After Royalties $	Other Income $	Sask Corp Cap Tax $	Fixed Oper Expense $	Variable Operating Expense $	Other Expenses $	Total Operating Costs $	Abandon Cost & Salvage $	Net Operating Income $	Total Investment $	NET Cash Flow $	CUM Cash Flow $	Disc Cash Flow (10%) $
2014	187,410	5,333.0	14,534.3	5,072.9	1,193.0	14	161,276	0.0	0.0	43,062.3	87,084.4	0.0	130,146.8	26,231.3	4,898	18,208.7	-13,310	-13,310	-13,289
2015	206,072	4,730.9	14,165.1	6,120.6	1,091.2	13	179,964	0.0	0.0	50,210.3	103,489.4	0.0	153,699.7	0.0	26,265	0.0	26,265	12,954	22,860
2016	157,224	4,223.7	8,047.6	4,847.7	624.7	11	139,481	0.0	0.0	36,590.2	86,257.3	0.0	122,847.5	21,340.6	-4,707	0.0	-4,707	8,247	-4,423
2017	138,481	3,755.2	6,936.9	4,280.8	524.8	11	122,984	0.0	0.0	35,352.0	76,393.5	0.0	111,745.5	0.0	11,238	0.0	11,238	19,485	8,051
2018	124,270	3,352.8	6,307.5	3,837.3	462.8	11	110,310	0.0	0.0	35,352.0	68,353.0	0.0	103,705.0	25,180.8	-18,576	0.0	-18,576	909	-12,099
2019	31,670	0.0	5,735.3	769.1	408.9	22	24,757	0.0	0.0	13,392.0	7,372.6	0.0	20,764.6	0.0	3,992	0.0	3,992	4,901	2,364
2020	28,872	0.0	5,228.5	701.1	362.8	22	22,580	0.0	0.0	13,392.0	6,721.3	0.0	20,113.3	0.0	2,466	0.0	2,466	7,368	1,327
2021	7,645	0.0	1,384.5	185.7	94.5	22	5,981	0.0	0.0	3,868.8	1,779.8	0.0	5,648.6	19,278.9	-18,947	0.0	-18,947	-11,579	-9,271
2022	0	0.0	0.0	0.0	0.0	0	0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0	0.0	0	-11,579	0
2023	0	0.0	0.0	0.0	0.0	0	0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0	0.0	0	-11,579	0
Sub	881,645	21,395.6	62,339.7	25,815.1	4,762.6	13	767,332	0.0	0.0	231,219.6	437,451.4	0.0	668,671.0	92,031.7	6,630	18,208.7	-11,579	-11,579	-4,480
Rem	0	0.0	0.0	0.0	0.0	0	0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0	0.0	0	-11,579	0
Total	881,645	21,395.6	62,339.7	25,815.1	4,762.6	13	767,332	0.0	0.0	231,219.6	437,451.4	0.0	668,671.0	92,031.7	6,630	18,208.7	-11,579	-11,579	-4,480

CO. SHARE RESERVES LIFE (years)

Reserves Half Life	2.3
RLI (Principal Product)	4.86
Reserves Life	8.00
RLI (BOE)	4.9

TOTAL RESERVES - SALES

	GROSS	WI	CO SH	NET
Oil (bbl)	0	0	0	0
Gas (Mcf)	280,638	220,802	220,802	196,295
Gas (bbl)	46,773	36,800	36,800	32,716
*NGL (bbl)	3,894	2,041	2,041	1,574
Cond (bbl)	2,594	1,241	1,241	957
Total (bbl)	53,261	40,082	40,082	35,247

*This NGL Value includes only Ethane, Propane and Butane. Condensate and Field Condensate are included in the Condensate line.

NET PRESENT VALUES BEFORE TAX

Discount Rate %	Op Income $	Investment $	Cash Flow $	NPV/BOE $/BOE
0	6,630	18,208.7	(11,579)	(0.29)
5	10,879	18,029.7	(7,150)	(0.18)
8	12,541	17,927.2	(5,387)	(0.13)
10	13,380	17,860.7	(4,480)	(0.11)
15	14,788	17,700.6	(2,912)	(0.07)
20	15,506	17,548.8	(2,043)	(0.05)

CAPITAL (undisc)

		Unrisked	Risked
Cost Of Prod.	$/BOEPD	805.83	805.83
Cost Of Reserves	$/BOE	0.45	0.45
Prob Of Success	%	100.00	
Chance Of	%	100.00	

ECONOMIC INDICATORS

		BTAX Unrisked	BTAX Risked
Discount Rate	(%)	10.0	10.0
Payout	(Yrs)	0.00	0.00
Discounted Payout	(Yrs)	0.00	0.00
DCF Rate of Return	(%)	0.0	0.0
NPV/Undisc Invest		-0.2	-0.2
NPV/Disc Invest		-0.3	-0.3
Undisc NPV/Undisc Invest		-0.6	-0.6
NPV/DIS Cap Exposure		-0.3	-0.3
NPV/BOEPD	(M$/boepd)	-0.2	-0.2

FIRST 12 MONTHS AVG. PERFORMANCE (undisc)

		WI Unrisked	WI Risked	Co. Share Unrisked	Co. Share Risked
Prod (3 Mo Ave)	(BOEPD)	4.16	4.16	4.16	4.16
Prod (12 Mo Ave)	(BOEPD)	22.60	22.60	22.60	22.60
Price	($/BOE)	22.71	22.71	22.71	22.71
Royalties	($/BOE)	3.17	3.17	3.17	3.17
Operating Costs	($/BOE)	15.77	15.77	15.77	15.77
NetBack	($/BOE)	3.77	3.77	3.77	3.77
Recycle Ratio	(ratio)	8.30	8.30	8.30	8.30

INSITE Petroleum Consultants Ltd.

Legend Energy Canada Ltd.
DETAILED RESERVES AND PRESENT VALUE
Dec 31, 2013 Constant Prices and Costs (SEC Compliant) (CAD)
Medicine River

Effective December 31, 2013 — Proved Plus Probable

Location	Formation	Avg Int %	Category	Oil WI Mstb	Oil RI Mstb	Oil Net Mstb	Sales Gas WI MMcf	Sales Gas RI MMcf	Sales Gas Net MMcf	NGL WI Mstb	NGL RI Mstb	NGL Net Mstb	BOE WI Mboe	BOE RI Mboe	BOE Net Mboe	Present Value 5% M$	Present Value 10% M$	Present Value 15% M$
Medicine River																		
02/05-30-038-02W5/0	HORSESHOE CANYON	91.50	P+P	0.0	0.0	0.0	177.9	0.0	163.3	0.1	0.0	0.1	29.7	0.0	27.3	10.6	11.9	12.8
00/16-30-038-02W5/0	ELLERSLIE	63.27	P+P	0.0	0.0	0.0	2.7	0.0	2.6	0.1	0.0	0.1	0.6	0.0	0.5	-25.4	-24.6	-24.0
00/02-25-038-03W5/2	OSTRACOD	46.50	P+P	0.0	0.0	0.0	41.8	0.0	32.4	3.2	0.0	2.5	10.2	0.0	7.9	49.0	45.9	42.7
02/02-25-038-03W5/2	MANNVILLE	72.83	P+P	0.0	0.0	0.0	14.8	0.0	11.4	0.7	0.0	0.6	3.2	0.0	2.5	-23.2	-21.5	-20.2
02/02-25-038-03W5/3	BELLY R/EDMONTON	62.00	Probable	0.0	0.0	0.0	280.8	0.0	217.1	0.1	0.0	0.1	46.9	0.0	36.3	-39.5	-47.0	-51.7
00/11-27-038-03W5/0	LEDUC	100.00	Probable	0.0	0.0	0.0	393.8	0.0	373.5	22.5	0.0	20.2	88.1	0.0	82.5	-24.7	-58.6	-85.7
Medicine River				0.0	0.0	0.0	911.8	0.0	800.2	26.7	0.0	23.5	178.7	0.0	156.9	-53.1	-93.9	-126.0
Total				0.0	0.0	0.0	911.8	0.0	800.2	26.7	0.0	23.5	178.7	0.0	156.9	-53.1	-93.9	-126.0

INSITE Petroleum Consultants Ltd.

Legend Energy Canada Ltd.
CASH FLOW
Dec 31, 2013 Constant Prices and Costs (SEC Compliant) (CAD)

Selection : Medicine River

Effective December 31, 2013 — Total Proved Plus Probable Reserves

OIL, GAS & SULPHUR SUMMARY

	COMPANY OIL							COMPANY SALES GAS								SULPHUR		TOTAL	
	Wells	Pool Rates bbl/d	Pool Volumes bbl	WI Volume bbl	RI Volume bbl	Price $/bbl	Revenue $	Wells	Pool Rates Mcf/d	Pool Volumes Mcf	WI Volume Mcf	RI Volume Mcf	Price $/Mcf	Revenue $		Co. Share Volume lt	Price $/lt	WI Rates boe/d	Co. Share Rates boe/d
2014	0.0	0	0.0	0.0	0.0	0.00	0	4.0	162	58,968.5	45,468.3	0.0	3.08	140,039		0.0	0.00	23	23
2015	0.0	0	0.0	0.0	0.0	0.00	0	4.0	732	267,279.3	254,467.1	0.0	3.16	804,845		0.0	0.00	150	150
2016	0.0	0	0.0	0.0	0.0	0.00	0	5.0	756	276,654.6	226,624.5	0.0	3.10	702,562		0.0	0.00	123	123
2017	0.0	0	0.0	0.0	0.0	0.00	0	4.0	522	190,413.7	150,095.3	0.0	3.07	461,261		0.0	0.00	79	79
2018	0.0	0	0.0	0.0	0.0	0.00	0	4.0	354	129,287.6	95,859.3	0.0	3.03	290,832		0.0	0.00	48	48
2019	0.0	0	0.0	0.0	0.0	0.00	0	2.0	171	62,581.7	37,410.8	0.0	3.01	112,560		0.0	0.00	18	18
2020	0.0	0	0.0	0.0	0.0	0.00	0	2.0	141	51,540.1	30,662.6	0.0	3.01	92,376		0.0	0.00	15	15
2021	0.0	0	0.0	0.0	0.0	0.00	0	2.0	116	42,331.6	25,050.7	0.0	3.02	75,577		0.0	0.00	12	12
2022	0.0	0	0.0	0.0	0.0	0.00	0	2.0	96	34,979.6	20,579.3	0.0	3.02	62,185		0.0	0.00	10	10
2023	0.0	0	0.0	0.0	0.0	0.00	0	2.0	65	23,611.2	14,446.8	0.0	2.99	43,199		0.0	0.00	7	7
Sub			0.0	0.0	0.0	0.00	0			1,137,648.	900,664.8	0.0	3.09	2,785,436		0.0	0.00		
Rem			0.0	0.0	0.0	0.00	0			18,026.8	11,176.6	0.0	2.98	33,305		0.0	0.00		
Total			0.0	0.0	0.0	0.00	0			1,155,674.	911,841.5	0.0	3.09	2,818,741		0.0	0.00		

NGL SUMMARY

	CONDENSATE				ETHANE				PROPANE				BUTANE				TOTAL NGL		
	WI Volume bbl	RI Volume bbl	Price $/bbl	Co. Share Revenue $	WI Volume bbl	RI Volume bbl	Price $/bbl	Co. Share Revenue $	WI Volume bbl	RI Volume bbl	Price $/bbl	Co. Share Revenue $	WI Volume bbl	RI Volume bbl	Price $/bbl	Co. Share Revenue $	WI Volume bbl	RI Volumes bbl	CS Net Volumes bbl
2014	278.6	0.0	97.33	27,119.2	0.0	0.0	0.00	0.0	356.5	0.0	34.31	12,231.4	241.9	0.0	56.53	13,673.0	877.0	0.0	672.7
2015	3,086.9	0.0	97.21	300,280.7	2,409.7	0.0	8.74	21,060.6	3,944.9	0.0	33.60	132,551.6	2,725.9	0.0	56.74	154,682.0	12,169.5	0.0	10,181.2
2016	1,854.1	0.0	97.21	180,235.5	1,396.9	0.0	8.74	12,208.7	2,325.8	0.0	33.58	78,104.1	1,623.8	0.0	56.75	92,149.0	7,200.5	0.0	6,469.6
2017	1,012.8	0.0	97.20	98,441.2	714.1	0.0	8.74	6,241.0	1,203.6	0.0	33.52	40,342.1	857.9	0.0	56.77	48,700.0	3,788.3	0.0	3,721.0
2018	421.6	0.0	97.20	40,982.8	225.2	0.0	8.74	1,966.3	455.5	0.0	33.52	15,266.2	339.0	0.0	56.77	19,245.1	1,441.3	0.0	1,492.2
2019	143.3	0.0	97.20	13,932.9	0.0	0.0	0.00	0.0	100.5	0.0	33.52	3,367.2	90.0	0.0	56.77	5,111.3	333.8	0.0	258.1
2020	133.2	0.0	97.20	12,950.4	0.0	0.0	0.00	0.0	92.6	0.0	33.52	3,103.1	82.9	0.0	56.77	4,705.6	308.7	0.0	238.7
2021	123.2	0.0	97.20	11,972.0	0.0	0.0	0.00	0.0	84.9	0.0	33.52	2,847.3	76.0	0.0	56.77	4,313.7	284.1	0.0	219.7
2022	114.2	0.0	97.20	11,099.3	0.0	0.0	0.00	0.0	78.2	0.0	33.52	2,622.6	69.9	0.0	56.77	3,970.1	262.4	0.0	202.9
2023	19.9	0.0	97.20	1,935.7	0.0	0.0	0.00	0.0	15.7	0.0	33.52	527.8	14.3	0.0	56.77	812.1	50.0	0.0	38.6
Sub	7,189.9	0.0	97.21	698,949.7	4,745.8	0.0	8.74	41,478.6	8,658.3	0.0	33.61	290,963.4	6,121.6	0.0	56.74	347,361.8	26,715.7	0.0	23,494.8
Rem	0.1	0.0	97.20	10.9	0.0	0.0	0.00	0.0	2.2	0.0	33.52	74.9	2.2	0.0	56.77	126.9	4.6	0.0	3.5
Total	7,190.1	0.0	97.21	698,960.6	4,745.8	0.0	8.74	41,478.6	8,660.5	0.0	33.61	291,038.4	6,123.8	0.0	56.74	347,488.7	26,720.2	0.0	23,496.3

CASH FLOW BTAX

	Company Revenue $	Crown Royalty $	Freehold Royalty $	ORR Royalty $	Mineral Tax $	Total Royalty Burden %	Net Rev After Royalties $	Other Income $	Sask Corp Cap Tax $	Fixed Oper Expense $	Variable Operating Expense $	Other Expenses $	Total Operating Costs $	Abandon Cost & Salvage $	Net Operating Income $	Total Investment $	NET Cash Flow $	CUM Cash Flow $	Disc Cash Flow (10%) $
2014	193,063	5,962.6	14,760.2	5,110.4	1,217.8	14	166,012	0.0	0.0	44,770.6	89,303.8	0.0	134,074.4	26,231.3	5,706	18,208.7	-12,502	-12,502	-12,334
2015	1,413,420	167,065.9	14,956.2	6,266.4	1,169.5	13	1,223,962	0.0	0.0	105,210.3	639,262.4	0.0	744,472.8	0.0	479,490	1,054,600.0	-575,110	-587,613	-523,896
2016	1,065,259	48,570.7	39,162.5	9,097.2	8,260.8	10	960,168	0.0	0.0	116,667.4	485,887.0	0.0	602,554.4	21,340.6	336,273	0.0	336,273	-251,340	266,479
2017	654,985	2,010.0	30,055.1	7,495.1	5,806.9	7	609,618	0.0	0.0	108,000.0	305,456.6	0.0	413,456.6	0.0	196,161	0.0	196,161	-55,178	140,536
2018	368,294	-6,440.1	25,076.9	6,504.3	4,200.3	8	338,953	0.0	0.0	80,258.1	176,611.5	0.0	256,869.6	70,580.8	11,502	0.0	11,502	-43,676	7,492
2019	134,972	0.0	21,008.6	2,817.3	3,055.2	20	108,091	0.0	0.0	26,040.0	52,092.4	0.0	78,132.4	0.0	29,958	0.0	29,958	-13,718	17,740
2020	113,135	0.0	17,720.9	2,376.4	2,249.8	20	90,788	0.0	0.0	26,040.0	42,994.5	0.0	69,034.5	0.0	21,753	0.0	21,753	8,035	11,708
2021	94,710	0.0	14,933.9	2,002.6	1,669.9	20	76,103	0.0	0.0	26,040.0	35,397.0	0.0	61,437.0	0.0	14,666	0.0	14,666	22,702	7,177
2022	79,877	0.0	12,682.8	1,700.8	1,263.6	20	64,230	0.0	0.0	26,040.0	29,325.4	0.0	55,365.4	0.0	8,865	0.0	8,865	31,567	3,944
2023	46,475	0.0	6,983.4	936.5	714.1	19	37,841	0.0	0.0	15,168.0	19,444.5	0.0	34,612.5	19,278.9	-16,051	0.0	-16,051	15,516	-6,492
Sub	4,164,190	217,169.0	197,340.4	44,307.0	29,608.0	12	3,675,766	0.0	0.0	574,234.3	1,875,775.	0.0	2,450,009.	137,431.7	1,088,324	1,072,808.7	15,516	15,516	-87,647
Rem	33,518	0.0	4,915.3	659.1	474.1	18	27,469	0.0	0.0	12,648.0	14,753.2	0.0	27,401.2	17,062.4	-16,994	0.0	-16,994	-1,479	-6,247
Total	4,197,708	217,169.0	202,255.7	44,966.1	30,082.1	12	3,703,235	0.0	0.0	586,882.3	1,890,528.	0.0	2,477,410.	154,494.1	1,071,330	1,072,808.7	-1,479	-1,479	-93,894

CO. SHARE RESERVES LIFE (years)

Reserves Half Life	2.6
RLI (Principal Product)	21.13
Reserves Life	11.00
RLI (BOE)	21.1

TOTAL RESERVES - SALES

	GROSS	WI	CO SH	NET
Oil (bbl)	0	0	0	0
Gas (Mcf)	1,155,675	911,841	911,841	800,230
Gas (bbl)	192,612	151,974	151,974	133,372
*NGL (bbl)	21,940	19,530	19,530	17,432
Cond (bbl)	8,899	7,190	7,190	6,066
Total (bbl)	223,451	178,694	178,694	156,870

*This NGL Value includes only Ethane, Propane and Butane. Condensate and Field Condensate are included in the Condensate line.

NET PRESENT VALUES BEFORE TAX

Discount Rate %	Op Income $	Investment $	Cash Flow $	NPV/BOE $/BOE
0	1,071,330	1,072,808.	(1,479)	(0.01)
5	958,871	1,011,947.	(53,077)	(0.30)
8	899,823	978,544.4	(78,721)	(0.44)
10	863,546	957,440.0	(93,894)	(0.53)
15	782,341	908,358.0	(126,017)	(0.71)
20	712,729	863,944.4	(151,216)	(0.85)

CAPITAL (undisc)

		Unrisked	Risked
Cost Of Prod.	$/BOEPD	46,344.42	46,344.42
Cost Of Reserves	$/BOE	6.00	6.00
Prob Of Success	%	100.00	
Chance Of	%	100.00	

ECONOMIC INDICATORS

		BTAX Unrisked	BTAX Risked
Discount Rate	(%)	10.0	10.0
Payout	(Yrs)	0.00	0.00
Discounted Payout	(Yrs)	0.00	0.00
DCF Rate of Return	(%)	0.0	0.0
NPV/Undisc Invest		-0.1	-0.1
NPV/Disc Invest		-0.1	-0.1
Undisc NPV/Undisc Invest		-0.0	-0.0
NPV/DIS Cap Exposure		-0.5	-0.5
NPV/BOEPD	(M$/boepd)	-4.1	-4.1

FIRST 12 MONTHS AVG. PERFORMANCE (undisc)

		WI Unrisked	WI Risked	Co. Share Unrisked	Co. Share Risked
Prod (3 Mo Ave)	(BOEPD)	4.17	4.17	4.17	4.17
Prod (12 Mo Ave)	(BOEPD)	23.15	23.15	23.15	23.15
Price	($/BOE)	22.83	22.83	22.83	22.83
Royalties	($/BOE)	3.20	3.20	3.20	3.20
Operating Costs	($/BOE)	15.86	15.86	15.86	15.86
NetBack	($/BOE)	3.78	3.78	3.78	3.78
Recycle Ratio	(ratio)	0.63	0.63	0.63	0.63

INSITE Petroleum Consultants Ltd.

Legend Energy Canada Ltd.
ENTITY INTERESTS

Effective December 31, 2013

Location Disposition Date	Formation Status	Type Class	Interests	Lessor: Production Class	Burdens
Medicine River					
00/05-30-038-02W5/0	BELLY RIVER SUSPENDED GAS	Gas Conventional	BPO: (Capital) 91.5% WI APO: 1: 77.1634% WI Remarks: Not expected to pay out GORR is 15% on 27.6732% prod pd by Legend 100%, BPO	Crown	4.5615% GORR
02/05-30-038-02W5/0	HORSESHOE CANYON FLOWING GAS	Gas Conventional	91.5% WI Remarks: GORR is 15% on 27.6732% prod pd by Legend 100%, non-conv	Crown	4.5615% GORR
00/16-30-038-02W5/0	ELLERSLIE FLOWING GAS	Gas Conventional	63.269% WI Remarks: Belly River to base Mannville Well has paid out. This is a the Company's APO interest.	Crown	
02/16-30-038-02W5/0	ABANDONED	Undefined Undefined	63.27% WI	Crown	
00/01-31-038-02W5/0	EDMONTON FLOWING GAS	Gas Conventional	75% WI Remarks: Pooled interest - no rights to SW/4	Freehold 18% Manual	
XX/06-31-038-02W5/0	EDMONTON	Gas Conventional	75% WI Remarks: Need to confirm FH royalty Pooled interest - no rights to SW/4	Freehold 18% Manual	
00/02-25-038-03W5/0	VIKING ABANDONED OIL	Oil Light	46.5% WI	Freehold 20% Manual	
00/02-25-038-03W5/2	OSTRACOD PUMPING GAS	Gas Conventional	46.5% WI Remarks: NG from top to base of Basal Quartz	Freehold 20% Manual	2.682% GORR
02/02-25-038-03W5/0	DRILLED AND CASED	Undefined Undefined	72.8349% WI	Freehold 20% Manual	
02/02-25-038-03W5/2	MANNVILLE FLOWING GAS	Gas Conventional	72.8349% WI	Freehold 20% Manual	2.682% GORR
02/02-25-038-03W5/3	BELLY R/EDMONTON BEHIND PIPE	Gas Conventional	62% WI Remarks: Working interest not confirmed	Freehold 20% Manual	2.682% GORR
00/11-27-038-03W5/0	LEDUC DRILLED AND CASED	Gas Conventional	BPO: (Capital) 100% WI APO: 1: 50% WI	Crown	
00/14-32-038-03W5/0	NISKU ABANDONED OIL	Oil Light	100% WI Remarks: NG from top to base of Leduc (LSD's 11 and 14)	Crown	
03/10-36-038-03W5/0	EDMONTON SUSPENDED GAS	Gas Conventional	0.844625% GORI Remarks: PNG to base Belly River 33.785% of 1/150(5-10%) on oil, 10% on gas on NW/4	Crown	
00/13-36-038-03W5/0	ELLERSLIE PUMPING OIL	Oil Light	33.785% of 1/150 (5-15%) Oil+10% Gas Remarks: PNG base Belly River to base Mannville	Crown	
00/13-36-038-03W5/2	DRILLED AND CASED	Undefined Undefined		Crown	
00/13-36-038-03W5/3	DRILLED AND CASED	Undefined Undefined		Crown	

Legend Energy Canada Ltd.
ENTITY INTERESTS

Effective December 31, 2013

Location Disposition Date	Formation Status	Type Class	Interests	Lessor: Production Class	Burdens
00/13-36-038-03W5/4	DRILLED AND CASED	Undefined Undefined		Crown	

Legend Energy Canada Ltd.
WELL ID AND CODES LIST

Effective December 31, 2013

Well ID	Status	Type	Formation	Operator	Field Name	Field Code	Pool Name	Pool Code	Unit Name	Unit Code	Dates Status	Dates Rig Rel	Dates On Prod
Medicine River													
00/05-30-038-02W5/0	SUSPENDED GAS	Gas	BELLY RIVER BASAL	LEGEND ENERGY CANADA LTD.	MEDICINE RIVER	AB0604	BASAL BELLY RIVER C	AB060401 34003			2011-01-01	2006-03-25	2006-12-01
02/05-30-038-02W5/0	FLOWING GAS	Gas	EDMONTON	LEGEND ENERGY CANADA LTD.	MEDICINE RIVER	AB0604	LOWER EDMONTON V	AB060401 18822			2006-12-01	2006-07-21	2006-12-01
00/16-30-038-02W5/0	FLOWING GAS	Gas	ELLERSLIE	LEGEND ENERGY CANADA LTD.	MEDICINE RIVER	AB0604	BASAL QUARTZ JJ	AB060403 34036			2001-02-15	1991-01-16	1991-07-01
02/16-30-038-02W5/0	ABANDONED	Undefined		LEGEND ENERGY CANADA LTD.	MEDICINE RIVER	AB0604					2003-12-31	2003-12-31	
00/01-31-038-02W5/0	FLOWING GAS	Gas	EDMONTON	LEGEND ENERGY CANADA LTD.	MEDICINE RIVER	AB0604	CMG MFP9526 EDMONTON, LWR EDMONTON, GLAU	AB060409 52660			2013-08-19	2004-07-03	2004-09-14
XX/06-31-038-02W5/0	Location	Gas	EDMONTON	INTERNATIONAL SOVEREIGN ENERGY CORP.	Medicine River								
00/02-25-038-03W5/0	OIL ABANDONED ZONE	Oil	VIKING	NAL RESOURCES LIMITED	SYLVAN LAKE	AB0891	CMG POOL 002 - VIKING A,O,S	AB089108 00260			1989-09-10	1982-12-07	1983-02-08
00/02-25-038-03W5/2	PUMPING GAS	Gas	OSTRACOD ZONE	NAL RESOURCES LIMITED	SYLVAN LAKE	AB0891	LOWER MANNVILLE M	AB089103 10013			2004-01-01	1982-12-07	1989-09-15
02/02-25-038-03W5/0	ABANDONED ZONE	Undefined		LEGEND ENERGY CANADA LTD.	SYLVAN LAKE	AB0891					2007-12-09	2007-11-28	
02/02-25-038-03W5/2	FLOWING GAS	Gas	MANNVILLE GRP	LEGEND ENERGY CANADA LTD.	SYLVAN LAKE	AB0891	UPPER MANNVILLE J	AB089102 50010			2007-12-27	2007-11-28	2007-12-27
XX/02-25-038-03W5/0	Location	Gas	BELLY RIVER/EDMONTON	INTERNATIONAL SOVEREIGN ENERGY CORP.	Medicine River								
XX/02-25-038-03W5/2	Location	Gas	EDMONTON	INTERNATIONAL SOVEREIGN ENERGY CORP.	Medicine River								
00/11-27-038-03W5/0	DRILLED AND CASED	Gas		LEGEND ENERGY CANADA LTD.	MEDICINE RIVER	AB0604					1972-07-11	1972-07-04	
00/14-32-038-03W5/0	ABANDONED OIL	Oil	NISKU	LEGEND ENERGY CANADA LTD.	MEDICINE RIVER	AB0604	NISKU D	AB060406 96004			1991-02-23	1984-09-18	1984-11-05
03/10-36-038-03W5/0	SUSPENDED GAS	Gas	EDMONTON	NAL RESOURCES LIMITED	MEDICINE RIVER	AB0604	CMG MFP9526 EDMONTON, LWR EDMONTON, GLAU	AB060409 52660			2011-10-01	2004-09-18	2005-05-28
00/13-36-038-03W5/0	PUMPING OIL	Oil	ELLERSLIE	CHINOOK ENERGY INC.	MEDICINE RIVER	AB0604	BASAL QUARTZ WW	AB060403 34049			2003-06-08	2003-03-30	2003-06-08
00/13-36-038-03W5/2	DRILLED AND CASED	Undefined		CHINOOK ENERGY INC.	MEDICINE RIVER	AB0604					2003-03-27	2003-03-30	
00/13-36-038-03W5/3	DRILLED AND CASED	Undefined		CHINOOK ENERGY INC.	MEDICINE RIVER	AB0604					2003-03-27	2003-03-30	
00/13-36-038-03W5/4	DRILLED AND CASED	Undefined		CHINOOK ENERGY INC.	MEDICINE RIVER	AB0604					2003-03-27	2003-03-30	

Legend Energy Canada Ltd.
PRODUCTION SUMMARY
Gross Production

Effective December 31, 2013 — Medicine River

	Location	Formation	Company Interest %	Well Count	Production for Dec 2013 Oil bbl	Production for Dec 2013 Gas Mcf	Production for Dec 2013 Water bbl	Jan 2013 to Dec 2013 Oil bbl	Jan 2013 to Dec 2013 Gas Mcf	Jan 2013 to Dec 2013 Water bbl	Cumulative to Dec 2013 Oil bbl	Cumulative to Dec 2013 Gas Mcf	Cumulative to Dec 2013 Water bbl	First Month	Last Month
	Medicine River														
1	00/05-30-038-02W5/0	BELLY RIVER	91.50	1	0	0	0	0	0	0	0	64,020	338	12/06	09/09
2	02/05-30-038-02W5/0	HORSESHOE CANYON	91.50	1	0	1,888	0	0	63,005	0	0	682,623	0	12/06	12/13
3	00/16-30-038-02W5/0	ELLERSLIE	63.27	1	6	458	1	81	21,506	8	2,695	485,519	1,094	05/91	12/13
4	00/01-31-038-02W5/0	EDMONTON	75.00	1	0	195	0	0	4,202	0	0	224,104	23	09/04	12/13
5	00/02-25-038-03W5/0	VIKING	46.50	1	0	0	0	0	0	0	10,005	47,239	3	02/83	12/85
6	00/02-25-038-03W5/2	OSTRACOD	46.50	1	0	1,242	26	0	14,091	97	0	748,247	2,488	01/89	12/13
7	02/02-25-038-03W5/2	MANNVILLE	72.83	1	0	28	0	0	8,980	0	0	605,779	549	12/07	12/13
8	00/14-32-038-03W5/0	NISKU	100.00	1	0	0	0	0	0	0	646	657	419	11/84	11/84
9	03/10-36-038-03W5/0	EDMONTON	0.84	1	0	0	0	0	0	0	0	128,565	0	05/05	05/10
10	00/13-36-038-03W5/0	ELLERSLIE	2.82	1	0	0	0	0	0	0	3,318	14,893	22	06/03	09/05
	Medicine River				6	3,812	28	81	111,784	104	16,664	3,001,644	4,935		
	Total				6	3,812	28	81	111,784	104	16,664	3,001,644	4,935		

INSITE Petroleum Consultants Ltd.

Legend Energy Canada Ltd.
OPERATING COSTS

Effective December 31, 2013 — All Categories

Location	Formation	Type	Category	Fixed Costs: Ann. M$/yr	Fixed Costs: Ann. $/w/yr	Fixed Costs: Mo. $/w/mo	Variable Oil Costs*: Var.[1] $/bbl	Variable Oil Costs*: Truck[3] $/bbl	Variable Oil Costs*: Trans[3] Adj. $/bbl	Variable Gas Costs*: Var.[1] $/Mcf	Variable Gas Costs*: Gath.[2] $/Mcf	Variable Gas Costs*: Cust[2] Proc. $/Mcf	Variable Gas Costs*: Plant[2] Oper. $/Mcf	Variable Gas Costs*: Trans[3] Adj. $/Mcf	GCA $/Mcf	Other: NGL[3] Trans. $/bbl	Other: Water Disp. $/bbl	Other: Sulph[3] Trans. $/lt	Other: Sulph Oper. $/Mcf	Other: Aband Costs M$
Medicine River																				
02/05-30-038-02W5/0	HORSESHOE CANYON	Gas	PDNP			2,000				2.02					0.80					27.52
02/05-30-038-02W5/0	HORSESHOE CANYON	Gas	P+P			2,000				2.02					0.80					27.52
00/16-30-038-02W5/0	ELLERSLIE	Gas	PDNP			2,700				2.82					0.90					41.46
00/16-30-038-02W5/0	ELLERSLIE	Gas	P+P			2,700				2.62					0.90					41.46
00/02-25-038-03W5/2	OSTRACOD	Gas	PDP			2,400				1.97					0.80					41.46
00/02-25-038-03W5/2	OSTRACOD	Gas	P+P			2,400				1.97					0.80					41.46
02/02-25-038-03W5/2	MANNVILLE	Gas	PDNP			1,700				1.32					0.80					29.30
02/02-25-038-03W5/2	MANNVILLE	Gas	P+P			1,700				1.32					0.80					29.30
02/02-25-038-03W5/3	BELLY R/EDMONTON	Gas	Probable			1,700				1.32					0.80					27.52
00/11-27-038-03W5/0	LEDUC	Gas	Probable			5,000				2.67					0.85					45.40

[1]Note 1: cost not royalty deductable. [2]Note 2: cost is royalty deductable. [3]Note 3: cost used in price adjustment. Bold-Italic values have details.

INSITE Petroleum Consultants Ltd.

Legend Energy Canada Ltd.
CAPITAL COSTS
ALL COSTS IN 2014 DOLLARS

Effective December 31, 2013   All Categories

Location	Formation	Category	Date	Capital Type	Total Amount M$	Committed Amount M$	Comments
Medicine River							
02/02-25-038-03W5/2	MANNVILLE	PDNP	2014-03-01	Lease Cost	25.0	0.0	Plunger lift.
02/02-25-038-03W5/2	MANNVILLE	P+P	2014-03-01	Lease Cost	25.0	0.0	Plunger lift.
02/02-25-038-03W5/3	BELLY R/EDMONTON	Probable	2015-12-01	Dev Compl	125.0	125.0	Complete Belly River
02/02-25-038-03W5/3	BELLY R/EDMONTON	Probable	2015-12-01	Dev Compl	150.0	150.0	Complete Edmonton
02/02-25-038-03W5/3	BELLY R/EDMONTON	Probable	2015-12-01	Gas Equip	55.0	55.0	Surface facilities
00/11-27-038-03W5/0	LEDUC	Probable	2015-01-01	Gas Gath	850.0	0.0	Install surface facilities and tie-in costs.
Medicine River							
Total							

Legend Energy Canada Ltd.
INPUT DATA SHEET
Dec 31, 2013 Constant Prices and Costs (SEC Compliant) (CAD)

Effective December 31, 2013

GENERAL

Property:	Medicine River	Operator:	LEGEND ENERGY CANADA LTD.
Location:	00/05-30-038-02W5/0	Formation:	BELLY RIVER
Category:	NRA	Calculation Type:	Performance
Type:	Gas	Class:	Conventional
Current Status:	SUSPENDED GAS	Current Status Date:	2011-01-01
Alt ID:			

Entity Comments:

ZONE

Rig Release Date:	2006-03-25	Top Depth:	4,174.2 ft KB
Kelly Bushing:	3,119.8 ft SS	Total Depth:	4,348.8 ft KB
Pool Name:	BASAL BELLY RIVER C	Midpoint Perf Depth:	4,177.8 ft KB

RESERVOIR & RESERVES SUMMARY **(* data from volumetric tab)**

Reservoir Parameters *		Oil		Gas	
Formation Top:	ft	Original Volume In Place:	Mbbl	Original Volume In Place:	MMcf
Gas/Oil Contact:	ft	Recovery Factor:	Fraction	Recovery Factor:	Fraction
Water Contact:	ft	Ultimate Recoverable:	0.0 Mbbl	Ultimate Recoverable:	64.0 MMcf
Production Area:	acre	Cumulative Production:	0.0 Mbbl	Cumulative Production:	64.0 MMcf
Net Pay:	6.89 ft	Remaining Recoverable:	0.0 Mbbl	Remaining Recoverable:	0.0 MMcf
Reservoir Volume:	0.0 acre-ft	Oil Shrinkage: *	Fraction	Sales Gas:	0.0 MMcf
Porosity:	0.155 Fraction			Oil Saturation: *	Fraction
Water Saturation:	0.450 Fraction			Z Factor: *	0.9400 Fraction
Initial Pressure:	453.4 psi			Surface Loss:	0.11 Fraction
Initial Temp:	105 F			H2S Content:	0.0000 Fraction
				CO2 Content:	0.0290 Fraction

Volumetric Remarks:

Category Remarks: Shut-in September 2009.

FORECAST RATES AND TRENDS

On Production Date:	2006-12-01	GOR:	scf/bbl
Lift Type:		OGR:	bbl/MMcf
Oil Gravity:	API	Water Cut:	%
Heating Value:	1,042 Btu/scf	WGR:	bbl/MMcf

Remaining Reserves

Gas:	0.0 Mcf	Oil:	0.0 Mbbl

Number of Trends: 0

Trends

Reserve Notes

Supporting Data Comments: Perfs: 1272.2-1274.5mKb.

PRODUCT RESERVES & RATIOS (Sales Basis)*

	Reserve	Yield	ISC
Ethane			0.0395 Molar Fraction
Propane	0 bbl	11.58 bbl/MMcf	0.0097 Molar Fraction
Butane	0 bbl	6.74 bbl/MMcf	0.0042 Molar Fraction
Pentane+	0 bbl	7.86 bbl/MMcf	0.0000 Molar Fraction
Field Condensate			
Sulphur			

* Items have details

INTERESTS AND BURDENS

Acquisition Date: 2011-07-01
Disposition Date:

Interests	Lessor	Burdens
BPO: (9999 M$) 91.5% WI APO: 1: 77.1634% WI	Crown	4.5615% GORR

Participant Remarks: Not expected to pay out
GORR is 15% on 27.6732% prod pd by Legend 100%, BPO

INSITE Petroleum Consultants Ltd.

Legend Energy Canada Ltd.
PRODUCTION AND FORECAST

Effective December 31, 2013

Operator:	**LEGEND ENERGY CANADA LTD.**		**Medicine River**
Province:	**Alberta**		**00/05-30-038-02W5/0**
Field:	**MEDICINE RIVER**		**NRA**
Pool:	**BASAL BELLY RIVER C**		
Unit:			
Status:	**SUSPENDED GAS**		



Cumulative Gas Production (Mcf)
Calendar Daily Gas Production (Mcf/day)
Water/Gas Ratio (bbl/MMcf)
Hours Of Production (hours)
End Of Hist
Acq
Eff
Time (Years)



Calendar Daily Gas Production (Mcf/day)
End Of Hist
Cumulative Gas Production (Mcf)

Oil Cum	(bbl)	0	Gas Cum	(Mcf)	64,020	Water Cum	(bbl)	338	FCond Cum	(bbl)	0
Oil Rem Rec	(bbl)	0	Gas Rem Rec	(Mcf)	0	Water Rem Rec	(bbl)	0	FCond Rem Rec	(bbl)	0
Oil Ult Rec	(bbl)	0	Gas Ult Rec	(Mcf)	64,020	Water Ult Rec	(bbl)	338	FCond Ult Rec	(bbl)	0

Forecast Start (T0)	Calculation Type		Performance	Est Cum Prod (Mcf)	64,020	Decline Exp
Forecast End (Tf)	OVIP (Volumetric)	(Mcf)	0	Remaining Rec (Mcf)	0	Initial Decline (De)
Initial Rate (qi) (Mcf/day)	Rec Factor (Volumetric)		0.000	Gas Surface Loss	0.11	Reserve Life Index
Final Rate (qf) (Mcf/day)	Ult Recoverable	(Mcf)	64,020	Gas Total Sales (Mcf)	0	Reserve Half Life

INSITE Petroleum Consultants Ltd.

Legend Energy Canada Ltd.
INPUT DATA SHEET
Dec 31, 2013 Constant Prices and Costs (SEC Compliant) (CAD)

Effective December 31, 2013

GENERAL

Property:	Medicine River	Operator:	LEGEND ENERGY CANADA LTD.
Location:	02/05-30-038-02W5/0	Formation:	HORSESHOE CANYON
Category:	PDNP	Calculation Type:	Performance
Type:	Gas	Class:	Conventional
Current Status:	FLOWING GAS	Current Status Date:	2006-12-01
Alt ID:			

Entity Comments:

ZONE

Rig Release Date:	2006-07-21	Top Depth:	1,514.1 ft KB
Kelly Bushing:	3,118.1 ft SS	Total Depth:	2,887.1 ft KB
Pool Name:	LOWER EDMONTON V	Midpoint Perf Depth:	2,147.3 ft KB

RESERVOIR & RESERVES SUMMARY (* data from volumetric tab)

Reservoir Parameters *		Oil		Gas	
Formation Top:	ft	Original Volume In Place:	Mbbl	Original Volume In Place:	MMcf
Gas/Oil Contact:	ft	Recovery Factor:	Fraction	Recovery Factor:	Fraction
Water Contact:	ft	Ultimate Recoverable:	0.0 Mbbl	Ultimate Recoverable:	1,125.0 MMcf
Production Area:	180 acre	Cumulative Production:	0.0 Mbbl	Cumulative Production:	682.6 MMcf
Net Pay:	ft	Remaining Recoverable:	0.0 Mbbl	Remaining Recoverable:	442.4 MMcf
Reservoir Volume:	0.0 acre-ft	Oil Shrinkage: *	Fraction	Sales Gas:	376.0 MMcf
Porosity:	Fraction			Oil Saturation: *	Fraction
Water Saturation:	Fraction			Z Factor: *	Fraction
Initial Pressure:	psi			Surface Loss:	0.15 Fraction
Initial Temp:	F			H2S Content:	0.0000 Fraction
				CO2 Content:	0.0326 Fraction

Volumetric Remarks:

Category Remarks: Reserves are for Upper and Lower zones

FORECAST RATES AND TRENDS

On Production Date:	2006-12-01	GOR:	scf/bbl
Lift Type:		OGR:	bbl/MMcf
Oil Gravity:	API	Water Cut:	%
Heating Value:	943 Btu/scf	WGR:	bbl/MMcf

Remaining Reserves

Gas:	442,377.5 Mcf	Oil:	0.0 Mbbl

Number of Trends: 1

Trends	1
Product:	Gas
Start Date:	2014-05-01
End Date:	2028-10-19
Initial Rate:	170 Mcf/day
Rate at Effective Date:	170 Mcf/day
Final Rate:	35 Mcf/day
Decline Exponent:	0.100
Min Effective Decline:	
Final Cum:	1,125,000.0 Mcf

Reserve Notes

Supporting Data Comments: Acid gas royalty adjustment

PRODUCT RESERVES & RATIOS (Sales Basis)*

	Reserve	Yield	ISC
Ethane			0.0026 Molar Fraction
Propane	75 bbl	0.20 bbl/MMcf	0.0000 Molar Fraction
Butane	75 bbl	0.20 bbl/MMcf	0.0001 Molar Fraction
Pentane+	4 bbl	0.01 bbl/MMcf	0.0001 Molar Fraction
Field Condensate			
Sulphur			

* Items have details

INTERESTS AND BURDENS

Acquisition Date: 2011-07-01
Disposition Date:

Interests	Lessor	Burdens
91.5% WI	Crown	4.5615% GORR

Participant Remarks: GORR is 15% on 27.6732% prod pd by Legend 100%, non-conv

INSITE Petroleum Consultants Ltd.

Legend Energy Canada Ltd.
PRODUCTION AND FORECAST

Effective December 31, 2013

Operator:	**LEGEND ENERGY CANADA LTD.**		**Medicine River**
Province:	**Alberta**		**02/05-30-038-02W5/0**
Field:	**MEDICINE RIVER**		**PDNP**
Pool:	**LOWER EDMONTON V**		
Unit:			
Status:	**FLOWING GAS**		



Cumulative Gas Production (Mcf)
Calendar Daily Gas Production (Mcf/day)
Water/Gas Ratio (bbl/MMcf)
Hours Of Production (hours)
Gas Qf
Acq
Eff End Of Hist
Time (Years)



Calendar Daily Gas Production (Mcf/day)
Gas Qf
Eff End Of Hist
Cumulative Gas Production (Mcf)

Oil Cum	(bbl)	0	Gas Cum	(Mcf)	682,623	Water Cum	(bbl)	0	FCond Cum	(bbl)	0
Oil Rem Rec	(bbl)	0	Gas Rem Rec	(Mcf)	442,377	Water Rem Rec	(bbl)	0	FCond Rem Rec	(bbl)	0
Oil Ult Rec	(bbl)	0	Gas Ult Rec	(Mcf)	1,125,000	Water Ult Rec	(bbl)	0	FCond Ult Rec	(bbl)	0

Forecast Start (T0)	05/01/2014	Calculation Type	Performance	Est Cum Prod (Mcf)	682,623	Decline Exp	0.100
Forecast End (Tf)	10/18/2028	OVIP (Volumetric) (Mcf)	0	Remaining Rec (Mcf)	442,377	Initial Decline (De)	11.2
Initial Rate (qi) (Mcf/day)	170.0	Rec Factor (Volumetric)	0.000	Gas Surface Loss	0.15	Reserve Life Index	7.56
Final Rate (qf) (Mcf/day)	35.0	Ult Recoverable (Mcf)	1,125,000	Gas Total Sales (Mcf)	376,021	Reserve Half Life	4.61

INSITE Petroleum Consultants Ltd.

Legend Energy Canada Ltd.
CASH FLOW
Dec 31, 2013 Constant Prices and Costs (SEC Compliant) (CAD)

Location : Medicine River, Alberta **Interests:** 91.5% WI **Lease Burden:** 4.5615% GORR
Entity : 02/05-30-038-02W5/0
Formation : HORSESHOE CANYON **Lessor:** Crown
Effective December 31, 2013 Total Proved Developed Non-Producing Reserves

OIL, GAS & SULPHUR SUMMARY

	COMPANY OIL							COMPANY SALES GAS							SULPHUR		TOTAL	
	Wells	Pool Rates bbl/d	Pool Volumes bbl	WI Volume bbl	RI Volume bbl	Price $/bbl	Revenue $	Wells	Pool Rates Mcf/d	Pool Volumes Mcf	WI Volume Mcf	RI Volume Mcf	Price $/Mcf	Revenue $	Co. Share Volume lt	Price $/lt	WI Rates boe/d	Co. Share Rates boe/d
2014	0.0	0	0.0	0.0	0.0	0.00	0	1.0	93	34,037.2	31,144.1	0.0	2.98	92,806	0.0	0.00	14	14
2015	0.0	0	0.0	0.0	0.0	0.00	0	1.0	126	45,992.4	42,083.0	0.0	2.98	125,402	0.0	0.00	19	19
2016	0.0	0	0.0	0.0	0.0	0.00	0	1.0	112	41,061.2	37,571.0	0.0	2.98	111,957	0.0	0.00	17	17
2017	0.0	0	0.0	0.0	0.0	0.00	0	1.0	100	36,507.1	33,404.0	0.0	2.98	99,540	0.0	0.00	15	15
2018	0.0	0	0.0	0.0	0.0	0.00	0	1.0	89	32,594.7	29,824.1	0.0	2.98	88,872	0.0	0.00	14	14
2019	0.0	0	0.0	0.0	0.0	0.00	0	0.0	0	0.0	0.0	0.0	0.00	0	0.0	0.00	0	0
2020	0.0	0	0.0	0.0	0.0	0.00	0	0.0	0	0.0	0.0	0.0	0.00	0	0.0	0.00	0	0
2021	0.0	0	0.0	0.0	0.0	0.00	0	0.0	0	0.0	0.0	0.0	0.00	0	0.0	0.00	0	0
2022	0.0	0	0.0	0.0	0.0	0.00	0	0.0	0	0.0	0.0	0.0	0.00	0	0.0	0.00	0	0
2023	0.0	0	0.0	0.0	0.0	0.00	0	0.0	0	0.0	0.0	0.0	0.00	0	0.0	0.00	0	0
Sub			0.0	0.0	0.0	0.00	0			190,192.6	174,026.2	0.0	2.98	518,577	0.0	0.00		
Rem			0.0	0.0	0.0	0.00	0			0.0	0.0	0.0	0.00	0	0.0	0.00		
Total			0.0	0.0	0.0	0.00	0			190,192.6	174,026.2	0.0	2.98	518,577	0.0	0.00		

NGL SUMMARY

	CONDENSATE				ETHANE				PROPANE				BUTANE				TOTAL NGL		
	WI Volume bbl	RI Volume bbl	Price $/bbl	Co. Share Revenue $	WI Volume bbl	RI Volume bbl	Price $/bbl	Co. Share Revenue $	WI Volume bbl	RI Volume bbl	Price $/bbl	Co. Share Revenue $	WI Volume bbl	RI Volume bbl	Price $/bbl	Co. Share Revenue $	WI Volume bbl	RI Volumes bbl	CS Net Volumes bbl
2014	0.3	0.0	97.20	30.3	0.0	0.0	0.00	0.0	6.2	0.0	33.52	208.8	6.2	0.0	56.77	353.6	12.8	0.0	9.4
2015	0.4	0.0	97.20	40.9	0.0	0.0	0.00	0.0	8.4	0.0	33.52	282.1	8.4	0.0	56.77	477.8	17.3	0.0	12.7
2016	0.4	0.0	97.20	36.5	0.0	0.0	0.00	0.0	7.5	0.0	33.52	251.9	7.5	0.0	56.77	426.6	15.4	0.0	11.3
2017	0.3	0.0	97.20	32.5	0.0	0.0	0.00	0.0	6.7	0.0	33.52	223.9	6.7	0.0	56.77	379.3	13.7	0.0	10.1
2018	0.3	0.0	97.20	29.0	0.0	0.0	0.00	0.0	6.0	0.0	33.52	199.9	6.0	0.0	56.77	338.6	12.2	0.0	9.0
2019	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.0
2020	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.0
2021	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.0
2022	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.0
2023	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.0
Sub	1.7	0.0	97.20	169.2	0.0	0.0	0.00	0.0	34.8	0.0	33.52	1,166.6	34.8	0.0	56.77	1,975.8	71.4	0.0	52.5
Rem	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.0
Total	1.7	0.0	97.20	169.2	0.0	0.0	0.00	0.0	34.8	0.0	33.52	1,166.6	34.8	0.0	56.77	1,975.8	71.4	0.0	52.5

CASH FLOW BTAX

	Company Revenue $	Crown Royalty $	Freehold Royalty $	ORR Royalty $	Mineral Tax $	Total Royalty Burden %	Net Rev After Royalties $	Other Income $	Sask Corp Cap Tax $	Fixed Oper Expense $	Variable Operating Expense $	Other Expenses $	Total Operating Costs $	Abandon Cost & Salvage $	Net Operating Income $	Total Investment $	NET Cash Flow $	CUM Cash Flow $	Disc Cash Flow (10%) $
2014	93,398	3,501.2	0.0	3,123.8	0.0	7	86,773	0.0	0.0	14,640.0	62,911.0	0.0	77,551.0	0.0	9,222	0.0	9,222	9,222	8,668
2015	126,203	4,730.9	0.0	4,221.1	0.0	7	117,251	0.0	0.0	21,960.0	85,007.7	0.0	106,967.7	0.0	10,283	0.0	10,283	19,506	8,940
2016	112,672	4,223.7	0.0	3,768.5	0.0	7	104,680	0.0	0.0	21,960.0	75,893.4	0.0	97,853.4	0.0	6,826	0.0	6,826	26,332	5,401
2017	100,176	3,755.2	0.0	3,350.5	0.0	7	93,070	0.0	0.0	21,960.0	67,476.2	0.0	89,436.2	0.0	3,634	0.0	3,634	29,966	2,603
2018	89,440	3,352.8	0.0	2,991.5	0.0	7	83,096	0.0	0.0	21,960.0	60,244.8	0.0	82,204.8	25,180.8	-24,290	0.0	-24,290	5,676	-15,821
2019	0	0.0	0.0	0.0	0.0	0	0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0	0.0	0	5,676	0
2020	0	0.0	0.0	0.0	0.0	0	0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0	0.0	0	5,676	0
2021	0	0.0	0.0	0.0	0.0	0	0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0	0.0	0	5,676	0
2022	0	0.0	0.0	0.0	0.0	0	0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0	0.0	0	5,676	0
2023	0	0.0	0.0	0.0	0.0	0	0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0	0.0	0	5,676	0
Sub	521,889	19,563.8	0.0	17,455.4	0.0	7	484,870	0.0	0.0	102,480.0	351,533.0	0.0	454,013.0	25,180.8	5,676	0.0	5,676	5,676	9,792
Rem	0	0.0	0.0	0.0	0.0	0	0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0	0.0	0	5,676	0
Total	521,889	19,563.8	0.0	17,455.4	0.0	7	484,870	0.0	0.0	102,480.0	351,533.0	0.0	454,013.0	25,180.8	5,676	0.0	5,676	5,676	9,792

CO. SHARE RESERVES LIFE (years)

Reserves Half Life	2.1
RLI (Principal Product)	3.82
Reserves Life	4.67
RLI (BOE)	3.8

TOTAL RESERVES - SALES

	GROSS	WI	CO SH	NET
Oil (bbl)	0	0	0	0
Gas (Mcf)	190,193	174,026	174,026	159,768
Gas (bbl)	31,699	29,004	29,004	26,628
*NGL (bbl)	76	70	70	51
Cond (bbl)	2	2	2	1
Total (bbl)	31,777	29,076	29,076	26,680

*This NGL Value includes only Ethane, Propane and Butane. Condensate and Field Condensate are included in the Condensate line.

NET PRESENT VALUES BEFORE TAX

Discount Rate %	Op Income $	Investment $	Cash Flow $	NPV/BOE $/BOE
0	5,676	0.0	5,676	0.20
5	8,120	0.0	8,120	0.28
8	9,199	0.0	9,199	0.32
10	9,792	0.0	9,792	0.34
15	10,918	0.0	10,918	0.38
20	11,654	0.0	11,654	0.40

CAPITAL (undisc)

		Unrisked	Risked
Cost Of Prod.	$/BOEPD	0.00	0.00
Cost Of Reserves	$/BOE	0.00	0.00
Prob Of Success	%	100.00	100.00
Chance Of	%	100.00	100.00

ECONOMIC INDICATORS

		BTAX	
		Unrisked	Risked
Discount Rate	(%)	10.0	10.0
Payout	(Yrs)	0.00	0.00
Discounted Payout	(Yrs)	0.00	0.00
DCF Rate of Return	(%)	> 200.0	> 200.0
NPV/Undisc Invest		0.0	0.0
NPV/Disc Invest		0.0	0.0
Undisc NPV/Undisc Invest		0.0	0.0
NPV/DIS Cap Exposure		0.0	0.0
NPV/BOEPD	(M$/boepd)	0.5	0.5

FIRST 12 MONTHS AVG. PERFORMANCE (undisc)

		WI		Co. Share	
		Unrisked	Risked	Unrisked	Risked
Prod (3 Mo Ave)	(BOEPD)	21.76	21.76	21.76	21.76
Prod (12 Mo Ave)	(BOEPD)	20.82	20.82	20.82	20.82
Price	($/BOE)	17.95	17.95	17.95	17.95
Royalties	($/BOE)	1.27	1.27	1.27	1.27
Operating Costs	($/BOE)	14.98	14.98	14.98	14.98
NetBack	($/BOE)	1.70	1.70	1.70	1.70
Recycle Ratio	(ratio)	0.00	0.00	0.00	0.00

INSITE Petroleum Consultants Ltd.

Effective December 31, 2013

GENERAL

Property:	Medicine River	Operator:	LEGEND ENERGY CANADA LTD.
Location:	02/05-30-038-02W5/0	Formation	HORSESHOE CANYON
Category	P+P	Calculation Type:	Performance
Type:	Gas	Class:	Conventional
Current Status:	FLOWING GAS	Current Status Date:	2006-12-01
Alt ID:			

Entity Comments:

ZONE

Rig Release Date:	2006-07-21	Top Depth:	1,514.1 ft KB
Kelly Bushing:	3,118.1 ft SS	Total Depth:	2,887.1 ft KB
Pool Name:	LOWER EDMONTON V	Midpoint Perf Depth:	2,147.3 ft KB

RESERVOIR & RESERVES SUMMARY   (* data from volumetric tab)

Reservoir Parameters *		Oil			Gas		
Formation Top:	ft	Original Volume In Place:		Mbbl	Original Volume In Place:		MMcf
Gas/Oil Contact:	ft	Recovery Factor:		Fraction	Recovery Factor:		Fraction
Water Contact:	ft	Ultimate Recoverable:		0.0 Mbbl	Ultimate Recoverable:	1,230.0	MMcf
Production Area:	220 acre	Cumulative Production:		0.0 Mbbl	Cumulative Production:	682.6	MMcf
Net Pay:	ft	Remaining Recoverable:		0.0 Mbbl	Remaining Recoverable:	547.4	MMcf
Reservoir Volume:	0.0 acre-ft	Oil Shrinkage: *		Fraction	Sales Gas:	465.3	MMcf
Porosity:	Fraction				Oil Saturation: *		Fraction
Water Saturation:	Fraction				Z Factor: *		Fraction
Initial Pressure:	psi				Surface Loss:	0.15	Fraction
Initial Temp:	F				H2S Content:	0.0000	Fraction
					CO2 Content:	0.0326	Fraction

Volumetric Remarks:

Category Remarks: Reserves are for Upper and Lower zones.

FORECAST RATES AND TRENDS

On Production Date:	2006-12-01	GOR:	scf/bbl
Lift Type:		OGR:	bbl/MMcf
Oil Gravity:	API	Water Cut:	%
Heating Value:	943 Btu/scf	WGR:	bbl/MMcf

Remaining Reserves

Gas:	547,377.5 Mcf	Oil:	0.0 Mbbl

Number of Trends: 1

Trends   1

Product:	Gas
Start Date:	2014-05-01
End Date:	2033-03-03
Initial Rate:	170 Mcf/day
Rate at Effective Date:	170 Mcf/day
Final Rate:	35 Mcf/day
Decline Exponent:	0.350
Min Effective Decline:	
Final Cum:	1,230,000.0 Mcf

Reserve Notes

Supporting Data Comments: Acid gas royalty adjustment

PRODUCT RESERVES & RATIOS (Sales Basis)*

	Reserve	Yield	ISC
Ethane			0.0026 Molar Fraction
Propane	93 bbl	0.20 bbl/MMcf	0.0000 Molar Fraction
Butane	93 bbl	0.20 bbl/MMcf	0.0001 Molar Fraction
Pentane+	5 bbl	0.01 bbl/MMcf	0.0001 Molar Fraction
Field Condensate			
Sulphur			

* Items have details

INTERESTS AND BURDENS

Acquisition Date: 2011-07-01
Disposition Date:

Interests	Lessor	Burdens
91.5% WI	Crown	4.5615% GORR

Participant Remarks: GORR is 15% on 27.6732% prod pd by Legend 100%, non-conv

Legend Energy Canada Ltd.
PRODUCTION AND FORECAST

Effective December 31, 2013

Operator: LEGEND ENERGY CANADA LTD.
Province: Alberta
Field: MEDICINE RIVER
Pool: LOWER EDMONTON V
Unit:
Status: FLOWING GAS

Medicine River
02/05-30-038-02W5/0
P+P



Cumulative Gas Production (Mcf)
Calendar Daily Gas Production (Mcf/day)
Water/Gas Ratio (bbl/MMcf)
Hours Of Production (hours)
Gas Qf
Acq
Eff End Of Hist
Time (Years)



Calendar Daily Gas Production (Mcf/day)
Gas Qf
Eff End Of Hist
Cumulative Gas Production (Mcf)

Oil Cum	(bbl)	0	Gas Cum	(Mcf)	682,623	Water Cum	(bbl)	0	FCond Cum	(bbl)	0
Oil Rem Rec	(bbl)	0	Gas Rem Rec	(Mcf)	547,377	Water Rem Rec	(bbl)	0	FCond Rem Rec	(bbl)	0
Oil Ult Rec	(bbl)	0	Gas Ult Rec	(Mcf)	1,230,000	Water Ult Rec	(bbl)	0	FCond Ult Rec	(bbl)	0

Forecast Start (T0)	05/01/2014	Calculation Type	Performance	Est Cum Prod (Mcf)	682,623	Decline Exp	0.350
Forecast End (Tf)	03/02/2033	OVIP (Volumetric) (Mcf)	0	Remaining Rec (Mcf)	547,377	Initial Decline (De)	10.6
Initial Rate (qi) (Mcf/day)	170.0	Rec Factor (Volumetric)	0.000	Gas Surface Loss	0.15	Reserve Life Index	9.32
Final Rate (qf) (Mcf/day)	35.0	Ult Recoverable (Mcf)	1,230,000	Gas Total Sales (Mcf)	465,271	Reserve Half Life	5.91

INSITE Petroleum Consultants Ltd.

Legend Energy Canada Ltd.
CASH FLOW
Dec 31, 2013 Constant Prices and Costs (SEC Compliant) (CAD)

Location : Medicine River, Alberta
Interests: 91.5% WI
Lease Burden: 4.5615% GORR
Entity : 02/05-30-038-02W5/0
Formation : HORSESHOE CANYON
Lessor: Crown
Effective December 31, 2013
Total Proved Plus Probable Reserves

OIL, GAS & SULPHUR SUMMARY

	COMPANY OIL							COMPANY SALES GAS							SULPHUR		TOTAL	
	Wells	Pool Rates bbl/d	Pool Volumes bbl	WI Volume bbl	RI Volume bbl	Price $/bbl	Revenue $	Wells	Pool Rates Mcf/d	Pool Volumes Mcf	WI Volume Mcf	RI Volume Mcf	Price $/Mcf	Revenue $	Co. Share Volume lt	Price $/lt	WI Rates boe/d	Co. Share Rates boe/d
2014	0.0	0	0.0	0.0	0.0	0.00	0	1.0	93	34,115.7	31,215.9	0.0	2.98	93,020	0.0	0.00	14	14
2015	0.0	0	0.0	0.0	0.0	0.00	0	1.0	127	46,425.4	42,479.2	0.0	2.98	126,583	0.0	0.00	19	19
2016	0.0	0	0.0	0.0	0.0	0.00	0	1.0	114	41,900.6	38,339.1	0.0	2.98	114,246	0.0	0.00	18	18
2017	0.0	0	0.0	0.0	0.0	0.00	0	1.0	103	37,751.3	34,542.5	0.0	2.98	102,932	0.0	0.00	16	16
2018	0.0	0	0.0	0.0	0.0	0.00	0	1.0	94	34,229.9	31,320.3	0.0	2.98	93,331	0.0	0.00	14	14
2019	0.0	0	0.0	0.0	0.0	0.00	0	0.0	0	0.0	0.0	0.0	0.00	0	0.0	0.00	0	0
2020	0.0	0	0.0	0.0	0.0	0.00	0	0.0	0	0.0	0.0	0.0	0.00	0	0.0	0.00	0	0
2021	0.0	0	0.0	0.0	0.0	0.00	0	0.0	0	0.0	0.0	0.0	0.00	0	0.0	0.00	0	0
2022	0.0	0	0.0	0.0	0.0	0.00	0	0.0	0	0.0	0.0	0.0	0.00	0	0.0	0.00	0	0
2023	0.0	0	0.0	0.0	0.0	0.00	0	0.0	0	0.0	0.0	0.0	0.00	0	0.0	0.00	0	0
Sub			0.0	0.0	0.0	0.00	0			194,423.0	177,897.0	0.0	2.98	530,112	0.0	0.00		
Rem			0.0	0.0	0.0	0.00	0			0.0	0.0	0.0	0.00	0	0.0	0.00		
Total			0.0	0.0	0.0	0.00	0			194,423.0	177,897.0	0.0	2.98	530,112	0.0	0.00		

NGL SUMMARY

	CONDENSATE				ETHANE				PROPANE				BUTANE				TOTAL NGL		
	WI Volume bbl	RI Volume bbl	Price $/bbl	Co. Share Revenue $	WI Volume bbl	RI Volume bbl	Price $/bbl	Co. Share Revenue $	WI Volume bbl	RI Volume bbl	Price $/bbl	Co. Share Revenue $	WI Volume bbl	RI Volume bbl	Price $/bbl	Co. Share Revenue $	WI Volume bbl	RI Volumes bbl	CS Net Volumes bbl
2014	0.3	0.0	97.20	30.3	0.0	0.0	0.00	0.0	6.2	0.0	33.52	209.3	6.2	0.0	56.77	354.4	12.8	0.0	9.4
2015	0.4	0.0	97.20	41.3	0.0	0.0	0.00	0.0	8.5	0.0	33.52	284.8	8.5	0.0	56.77	482.3	17.4	0.0	12.8
2016	0.4	0.0	97.20	37.3	0.0	0.0	0.00	0.0	7.7	0.0	33.52	257.0	7.7	0.0	56.77	435.3	15.7	0.0	11.6
2017	0.3	0.0	97.20	33.6	0.0	0.0	0.00	0.0	6.9	0.0	33.52	231.6	6.9	0.0	56.77	392.2	14.2	0.0	10.4
2018	0.3	0.0	97.20	30.4	0.0	0.0	0.00	0.0	6.3	0.0	33.52	210.0	6.3	0.0	56.77	355.6	12.8	0.0	9.4
2019	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.0
2020	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.0
2021	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.0
2022	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.0
2023	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.0
Sub	1.8	0.0	97.20	172.9	0.0	0.0	0.00	0.0	35.6	0.0	33.52	1,192.5	35.6	0.0	56.77	2,019.8	72.9	0.0	53.7
Rem	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.0
Total	1.8	0.0	97.20	172.9	0.0	0.0	0.00	0.0	35.6	0.0	33.52	1,192.5	35.6	0.0	56.77	2,019.8	72.9	0.0	53.7

CASH FLOW BTAX

	Company Revenue $	Crown Royalty $	Freehold Royalty $	ORR Royalty $	Mineral Tax $	Total Royalty Burden %	Net Rev After Royalties $	Other Income $	Sask Corp Cap Tax $	Fixed Oper Expense $	Variable Operating Expense $	Other Expenses $	Total Operating Costs $	Abandon Cost & Salvage $	Net Operating Income $	Total Investment $	NET Cash Flow $	CUM Cash Flow $	Disc Cash Flow (10%) $
2014	93,614	3,509.2	0.0	3,131.1	0.0	7	86,973	0.0	0.0	14,640.0	63,056.1	0.0	77,696.1	0.0	9,277	0.0	9,277	9,277	8,720
2015	127,391	4,775.4	0.0	4,260.8	0.0	7	118,355	0.0	0.0	21,960.0	85,808.0	0.0	107,768.0	0.0	10,587	0.0	10,587	19,864	9,202
2016	114,975	4,310.0	0.0	3,845.5	0.0	7	106,820	0.0	0.0	21,960.0	77,445.0	0.0	99,405.0	0.0	7,415	0.0	7,415	27,279	5,863
2017	103,590	3,883.2	0.0	3,464.7	0.0	7	96,242	0.0	0.0	21,960.0	69,775.8	0.0	91,735.8	0.0	4,506	0.0	4,506	31,785	3,228
2018	93,927	3,521.0	0.0	3,141.5	0.0	7	87,264	0.0	0.0	21,960.0	63,267.1	0.0	85,227.1	25,180.8	-23,144	0.0	-23,144	8,642	-15,074
2019	0	0.0	0.0	0.0	0.0	0	0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0	0.0	0	8,642	0
2020	0	0.0	0.0	0.0	0.0	0	0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0	0.0	0	8,642	0
2021	0	0.0	0.0	0.0	0.0	0	0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0	0.0	0	8,642	0
2022	0	0.0	0.0	0.0	0.0	0	0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0	0.0	0	8,642	0
2023	0	0.0	0.0	0.0	0.0	0	0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0	0.0	0	8,642	0
Sub	533,497	19,998.9	0.0	17,843.6	0.0	7	495,655	0.0	0.0	102,480.0	359,352.0	0.0	461,832.0	25,180.8	8,642	0.0	8,642	8,642	11,938
Rem	0	0.0	0.0	0.0	0.0	0	0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0	0.0	0	8,642	0
Total	533,497	19,998.9	0.0	17,843.6	0.0	7	495,655	0.0	0.0	102,480.0	359,352.0	0.0	461,832.0	25,180.8	8,642	0.0	8,642	8,642	11,938

CO. SHARE RESERVES LIFE (years)

Reserves Half Life	2.1
RLI (Principal Product)	3.89
Reserves Life	4.67
RLI (BOE)	3.9

TOTAL RESERVES - SALES

	GROSS	WI	CO SH	NET
Oil (bbl)	0	0	0	0
Gas (Mcf)	194,423	177,897	177,897	163,322
Gas (bbl)	32,404	29,650	29,650	27,220
*NGL (bbl)	78	71	71	52
Cond (bbl)	2	2	2	1
Total (bbl)	32,484	29,722	29,722	27,274

*This NGL Value includes only Ethane, Propane and Butane. Condensate and Field Condensate are included in the Condensate line.

NET PRESENT VALUES BEFORE TAX

Discount Rate %	Op Income $	Investment $	Cash Flow $	NPV/BOE $/BOE
0	8,642	0.0	8,642	0.29
5	10,630	0.0	10,630	0.36
8	11,482	0.0	11,482	0.39
10	11,938	0.0	11,938	0.40
15	12,770	0.0	12,770	0.43
20	13,267	0.0	13,267	0.45

CAPITAL (undisc)

		Unrisked	Risked
Cost Of Prod.	$/BOEPD	0.00	0.00
Cost Of Reserves	$/BOE	0.00	0.00
Prob Of Success	%	100.00	100.00
Chance Of	%	100.00	100.00

ECONOMIC INDICATORS

		BTAX			
		Unrisked		Risked	
Discount Rate	(%)		10.0		10.0
Payout	(Yrs)		0.00		0.00
Discounted Payout	(Yrs)		0.00		0.00
DCF Rate of Return	(%)	>	200.0	>	200.0
NPV/Undisc Invest			0.0		0.0
NPV/Disc Invest			0.0		0.0
Undisc NPV/Undisc Invest			0.0		0.0
NPV/DIS Cap Exposure			0.0		0.0
NPV/BOEPD	(M$/boepd)		0.6		0.6

FIRST 12 MONTHS AVG. PERFORMANCE (undisc)

		WI		Co. Share	
		Unrisked	Risked	Unrisked	Risked
Prod (3 Mo Ave)	(BOEPD)	21.78	21.78	21.78	21.78
Prod (12 Mo Ave)	(BOEPD)	20.90	20.90	20.90	20.90
Price	($/BOE)	17.95	17.95	17.95	17.95
Royalties	($/BOE)	1.27	1.27	1.27	1.27
Operating Costs	($/BOE)	14.97	14.97	14.97	14.97
NetBack	($/BOE)	1.71	1.71	1.71	1.71
Recycle Ratio	(ratio)	0.00	0.00	0.00	0.00

INSITE Petroleum Consultants Ltd.

Legend Energy Canada Ltd.
INPUT DATA SHEET
Dec 31, 2013 Constant Prices and Costs (SEC Compliant) (CAD)

Effective December 31, 2013

GENERAL

Property:	Medicine River	Operator:	LEGEND ENERGY CANADA LTD.
Location:	00/16-30-038-02W5/0	Formation:	ELLERSLIE
Category:	PDNP	Calculation Type:	Decline
Type:	Gas	Class:	Conventional
Current Status:	FLOWING GAS	Current Status Date:	2001-02-15
Alt ID:			

Entity Comments:

ZONE

Rig Release Date:	1991-01-16	Top Depth:	7,006.2 ft KB
Kelly Bushing:	3,234.6 ft SS	Total Depth:	7,267.1 ft KB
Pool Name:	BASAL QUARTZ JJ	Midpoint Perf Depth:	7,023.6 ft KB

RESERVOIR & RESERVES SUMMARY (* data from volumetric tab)

Reservoir Parameters *		Oil		Gas	
Formation Top:	ft	Original Volume In Place:	Mbbl	Original Volume In Place:	MMcf
Gas/Oil Contact:	ft	Recovery Factor:	Fraction	Recovery Factor:	Fraction
Water Contact:	ft	Ultimate Recoverable:	2.7 Mbbl	Ultimate Recoverable:	520.0 MMcf
Production Area:	acre	Cumulative Production:	2.7 Mbbl	Cumulative Production:	485.5 MMcf
Net Pay:	ft	Remaining Recoverable:	0.0 Mbbl	Remaining Recoverable:	34.5 MMcf
Reservoir Volume:	0.0 acre-ft	Oil Shrinkage: *	Fraction	Sales Gas:	24.1 MMcf
Porosity:	Fraction			Oil Saturation: *	Fraction
Water Saturation:	Fraction			Z Factor: *	Fraction
Initial Pressure:	psi			Surface Loss:	0.30 Fraction
Initial Temp:	F			H2S Content:	0.0000 Fraction
				CO2 Content:	0.0322 Fraction

Volumetric Remarks:

Category Remarks:

FORECAST RATES AND TRENDS

On Production Date:	1991-07-01	GOR:	scf/bbl
Lift Type:		OGR:	bbl/MMcf
Oil Gravity:	API	Water Cut:	%
Heating Value:	1,079 Btu/scf	WGR:	bbl/MMcf

Remaining Reserves

Gas:	34,481.3 Mcf	Oil:	0.0 Mbbl

Number of Trends: 1

Trends	1
Product:	Gas
Start Date:	2014-05-01
End Date:	2016-07-19
Initial Rate:	50 Mcf/day
Rate at Effective Date:	50 Mcf/day
Final Rate:	36 Mcf/day
Decline Exponent:	0.000
Min Effective Decline:	
Final Cum:	520,000.0 Mcf

Reserve Notes

Supporting Data Comments: Perfs: 2135.5-2138.5, 2139.5-2146mKb. Frac'd.
Acid gas royalty adjustment

PRODUCT RESERVES & RATIOS (Sales Basis)*

	Reserve	Yield	ISC
Ethane			0.0869 Molar Fraction
Propane	572 bbl	23.70 bbl/MMcf	0.0103 Molar Fraction
Butane	290 bbl	12.00 bbl/MMcf	0.0016 Molar Fraction
Pentane+	307 bbl	12.70 bbl/MMcf	0.0000 Molar Fraction
Field Condensate			
Sulphur			

* Items have details

INTERESTS AND BURDENS

Acquisition Date: 2011-07-01
Disposition Date:

Interests	Lessor	Burdens
63.269% WI	Crown	

Participant Remarks: Belly River to base Mannville
Well has paid out. This is a the Company's APO interest.

INSITE Petroleum Consultants Ltd.

Legend Energy Canada Ltd.
PRODUCTION AND FORECAST

Effective December 31, 2013

Operator:	**LEGEND ENERGY CANADA LTD.**
Province:	**Alberta**
Field:	**MEDICINE RIVER**
Pool:	**BASAL QUARTZ JJ**
Unit:	
Status:	**FLOWING GAS**

Medicine River
00/16-30-038-02W5/0
PDNP



Cumulative Gas Production (Mcf)
Calendar Daily Gas Production (Mcf/day)
Water/Gas Ratio (bbl/MMcf)
Hours Of Production (hours)
Gas Qf
Acq
Eff. End Of Hist
Time (Years)
2008 2009 2010 2011 2012 2013 2014 2015 2016



Calendar Daily Gas Production (Mcf/day)
Gas Qf
Eff. End Of Hist
Cumulative Gas Production (Mcf)
0 100,000 200,000 300,000 400,000 500,000 600,000 700,000

Oil Cum	(bbl)	2,695	Gas Cum	(Mcf)	485,519	Water Cum	(bbl)	1,094	FCond Cum	(bbl)	0
Oil Rem Rec	(bbl)	0	Gas Rem Rec	(Mcf)	34,481	Water Rem Rec	(bbl)	0	FCond Rem Rec	(bbl)	0
Oil Ult Rec	(bbl)	2,695	Gas Ult Rec	(Mcf)	520,000	Water Ult Rec	(bbl)	1,094	FCond Ult Rec	(bbl)	0

Forecast Start (T0)	05/01/2014	Calculation Type	Decline	Est Cum Prod (Mcf)	485,519	Decline Exp	0.000
Forecast End (Tf)	07/18/2016	OVIP (Volumetric) (Mcf)	0	Remaining Rec (Mcf)	34,481	Initial Decline (De)	13.8
Initial Rate (qi) (Mcf/day)	50.0	Rec Factor (Volumetric)	0.000	Gas Surface Loss	0.3	Reserve Life Index	2.03
Final Rate (qf) (Mcf/day)	36.0	Ult Recoverable (Mcf)	520,000	Gas Total Sales (Mcf)	24,137	Reserve Half Life	1.02

INSITE Petroleum Consultants Ltd.

Legend Energy Canada Ltd.
CASH FLOW
Dec 31, 2013 Constant Prices and Costs (SEC Compliant) (CAD)

Location : Medicine River, Alberta
Entity : 00/16-30-038-02W5/0
Formation : ELLERSLIE
Effective December 31, 2013

Interests: 63.269% WI

Total Proved Developed Non-Producing Reserves

Lease Burden:

Lessor: Crown

OIL, GAS & SULPHUR SUMMARY

	COMPANY OIL							COMPANY SALES GAS							SULPHUR		TOTAL	
	Wells	Pool Rates bbl/d	Pool Volumes bbl	WI Volume bbl	RI Volume bbl	Price $/bbl	Revenue $	Wells	Pool Rates Mcf/d	Pool Volumes Mcf	WI Volume Mcf	RI Volume Mcf	Price $/Mcf	Revenue $	Co. Share Volume lt	Price $/lt	WI Rates boe/d	Co. Share Rates boe/d
2014	0.0	0	0.0	0.0	0.0	0.00	0	1.0	9	3,160.6	1,999.7	0.0	3.41	6,818	0.0	0.00	1	1
2015	0.0	0	0.0	0.0	0.0	0.00	0	0.0	0	0.0	0.0	0.0	0.00	0	0.0	0.00	0	0
2016	0.0	0	0.0	0.0	0.0	0.00	0	0.0	0	0.0	0.0	0.0	0.00	0	0.0	0.00	0	0
2017	0.0	0	0.0	0.0	0.0	0.00	0	0.0	0	0.0	0.0	0.0	0.00	0	0.0	0.00	0	0
2018	0.0	0	0.0	0.0	0.0	0.00	0	0.0	0	0.0	0.0	0.0	0.00	0	0.0	0.00	0	0
2019	0.0	0	0.0	0.0	0.0	0.00	0	0.0	0	0.0	0.0	0.0	0.00	0	0.0	0.00	0	0
2020	0.0	0	0.0	0.0	0.0	0.00	0	0.0	0	0.0	0.0	0.0	0.00	0	0.0	0.00	0	0
2021	0.0	0	0.0	0.0	0.0	0.00	0	0.0	0	0.0	0.0	0.0	0.00	0	0.0	0.00	0	0
2022	0.0	0	0.0	0.0	0.0	0.00	0	0.0	0	0.0	0.0	0.0	0.00	0	0.0	0.00	0	0
2023	0.0	0	0.0	0.0	0.0	0.00	0	0.0	0	0.0	0.0	0.0	0.00	0	0.0	0.00	0	0
Sub			0.0	0.0	0.0	0.00	0			3,160.6	1,999.7	0.0	3.41	6,818	0.0	0.00		
Rem			0.0	0.0	0.0	0.00	0			0.0	0.0	0.0	0.00	0	0.0	0.00		
Total			0.0	0.0	0.0	0.00	0			3,160.6	1,999.7	0.0	3.41	6,818	0.0	0.00		

NGL SUMMARY

	CONDENSATE				ETHANE				PROPANE				BUTANE				TOTAL NGL		
	WI Volume bbl	RI Volume bbl	Price $/bbl	Co. Share Revenue $	WI Volume bbl	RI Volume bbl	Price $/bbl	Co. Share Revenue $	WI Volume bbl	RI Volume bbl	Price $/bbl	Co. Share Revenue $	WI Volume bbl	RI Volume bbl	Price $/bbl	Co. Share Revenue $	WI Volume bbl	RI Volumes bbl	CS Net Volumes bbl
2014	25.4	0.0	97.20	2,468.4	0.0	0.0	0.00	0.0	47.4	0.0	33.52	1,588.5	24.0	0.0	56.77	1,362.2	96.8	0.0	71.2
2015	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.0
2016	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.0
2017	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.0
2018	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.0
2019	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.0
2020	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.0
2021	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.0
2022	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.0
2023	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.0
Sub	25.4	0.0	97.20	2,468.4	0.0	0.0	0.00	0.0	47.4	0.0	33.52	1,588.5	24.0	0.0	56.77	1,362.2	96.8	0.0	71.2
Rem	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.0
Total	25.4	0.0	97.20	2,468.4	0.0	0.0	0.00	0.0	47.4	0.0	33.52	1,588.5	24.0	0.0	56.77	1,362.2	96.8	0.0	71.2

CASH FLOW BTAX

	Company Revenue $	Crown Royalty $	Freehold Royalty $	ORR Royalty $	Mineral Tax $	Total Royalty Burden %	Net Rev After Royalties $	Other Income $	Sask Corp Cap Tax $	Fixed Oper Expense $	Variable Operating Expense $	Other Expenses $	Total Operating Costs $	Abandon Cost & Salvage $	Net Operating Income $	Total Investment $	NET Cash Flow $	CUM Cash Flow $	Disc Cash Flow (10%) $
2014	12,237	1,831.9	0.0	0.0	0.0	15	10,405	0.0	0.0	5,124.8	5,239.2	0.0	10,364.0	26,231.3	-26,190	0.0	-26,190	-26,190	-24,884
2015	0	0.0	0.0	0.0	0.0	0	0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0	0.0	0	-26,190	0
2016	0	0.0	0.0	0.0	0.0	0	0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0	0.0	0	-26,190	0
2017	0	0.0	0.0	0.0	0.0	0	0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0	0.0	0	-26,190	0
2018	0	0.0	0.0	0.0	0.0	0	0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0	0.0	0	-26,190	0
2019	0	0.0	0.0	0.0	0.0	0	0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0	0.0	0	-26,190	0
2020	0	0.0	0.0	0.0	0.0	0	0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0	0.0	0	-26,190	0
2021	0	0.0	0.0	0.0	0.0	0	0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0	0.0	0	-26,190	0
2022	0	0.0	0.0	0.0	0.0	0	0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0	0.0	0	-26,190	0
2023	0	0.0	0.0	0.0	0.0	0	0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0	0.0	0	-26,190	0
Sub	12,237	1,831.9	0.0	0.0	0.0	15	10,405	0.0	0.0	5,124.8	5,239.2	0.0	10,364.0	26,231.3	-26,190	0.0	-26,190	-26,190	-24,884
Rem	0	0.0	0.0	0.0	0.0	0	0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0	0.0	0	-26,190	0
Total	12,237	1,831.9	0.0	0.0	0.0	15	10,405	0.0	0.0	5,124.8	5,239.2	0.0	10,364.0	26,231.3	-26,190	0.0	-26,190	-26,190	-24,884

CO. SHARE RESERVES LIFE (years)

Reserves Half Life	0.2
RLI (Principal Product)	1.00
Reserves Life	0.25
RLI (BOE)	1.0

TOTAL RESERVES - SALES

	GROSS	WI	CO SH	NET
Oil (bbl)	0	0	0	0
Gas (Mcf)	3,161	2,000	2,000	1,907
Gas (bbl)	527	333	333	318
*NGL (bbl)	113	71	71	54
Cond (bbl)	40	25	25	17
Total (bbl)	680	430	430	389

*This NGL Value includes only Ethane, Propane and Butane. Condensate and Field Condensate are included in the Condensate line.

NET PRESENT VALUES BEFORE TAX

Discount Rate %	Op Income $	Investment $	Cash Flow $	NPV/BOE $/BOE
0	(26,190)	0.0	(26,190)	(60.90)
5	(25,513)	0.0	(25,513)	(59.32)
8	(25,130)	0.0	(25,130)	(58.43)
10	(24,884)	0.0	(24,884)	(57.86)
15	(24,297)	0.0	(24,297)	(56.50)
20	(23,748)	0.0	(23,748)	(55.22)

CAPITAL (undisc)

		Unrisked	Risked
Cost Of Prod.	$/BOEPD	0.00	0.00
Cost Of Reserves	$/BOE	0.00	0.00
Prob Of Success	%	100.00	100.00
Chance Of	%	100.00	100.00

ECONOMIC INDICATORS

		BTAX Unrisked	BTAX Risked
Discount Rate	(%)	10.0	10.0
Payout	(Yrs)	0.00	0.00
Discounted Payout	(Yrs)	0.00	0.00
DCF Rate of Return	(%)	0.0	0.0
NPV/Undisc Invest		0.0	0.0
NPV/Disc Invest		0.0	0.0
Undisc NPV/Undisc Invest		0.0	0.0
NPV/DIS Cap Exposure		0.0	0.0
NPV/BOEPD	(M$/boepd)	-21.1	-21.1

FIRST 12 MONTHS AVG. PERFORMANCE (undisc)

		WI Unrisked	WI Risked	Co. Share Unrisked	Co. Share Risked
Prod (3 Mo Ave)	(BOEPD)	4.67	4.67	4.67	4.67
Prod (12 Mo Ave)	(BOEPD)	1.18	1.18	1.18	1.18
Price	($/BOE)	28.45	28.45	28.45	28.45
Royalties	($/BOE)	4.26	4.26	4.26	4.26
Operating Costs	($/BOE)	24.10	24.10	24.10	24.10
NetBack	($/BOE)	0.10	0.10	0.10	0.10
Recycle Ratio	(ratio)	0.00	0.00	0.00	0.00

INSITE
Petroleum Consultants Ltd.

Legend Energy Canada Ltd.
INPUT DATA SHEET
Dec 31, 2013 Constant Prices and Costs (SEC Compliant) (CAD)

Effective December 31, 2013

GENERAL

Property:	Medicine River	Operator:	LEGEND ENERGY CANADA LTD.
Location:	00/16-30-038-02W5/0	Formation:	ELLERSLIE
Category:	P+P	Calculation Type:	Decline
Type:	Gas	Class:	Conventional
Current Status:	FLOWING GAS	Current Status Date:	2001-02-15
Alt ID:			

Entity Comments:

ZONE

Rig Release Date:	1991-01-16	Top Depth:	7,006.2 ft KB
Kelly Bushing:	3,234.6 ft SS	Total Depth:	7,267.1 ft KB
Pool Name:	BASAL QUARTZ JJ	Midpoint Perf Depth:	7,023.6 ft KB

RESERVOIR & RESERVES SUMMARY (* data from volumetric tab)

Reservoir Parameters *		Oil		Gas	
Formation Top:	ft	Original Volume In Place:	Mbbl	Original Volume In Place:	MMcf
Gas/Oil Contact:	ft	Recovery Factor:	Fraction	Recovery Factor:	Fraction
Water Contact:	ft	Ultimate Recoverable:	2.7 Mbbl	Ultimate Recoverable:	540.0 MMcf
Production Area:	acre	Cumulative Production:	2.7 Mbbl	Cumulative Production:	485.5 MMcf
Net Pay:	ft	Remaining Recoverable:	0.0 Mbbl	Remaining Recoverable:	54.5 MMcf
Reservoir Volume:	0.0 acre-ft	Oil Shrinkage: *	Fraction	Sales Gas:	38.1 MMcf
Porosity:	Fraction			Oil Saturation: *	Fraction
Water Saturation:	Fraction			Z Factor: *	Fraction
Initial Pressure:	psi			Surface Loss:	0.30 Fraction
Initial Temp:	F			H2S Content:	0.0000 Fraction
				CO2 Content:	0.0322 Fraction

Volumetric Remarks:

Category Remarks:

FORECAST RATES AND TRENDS

On Production Date:	1991-07-01	GOR:	scf/bbl
Lift Type:		OGR:	bbl/MMcf
Oil Gravity:	API	Water Cut:	%
Heating Value:	1,079 Btu/scf	WGR:	bbl/MMcf

Remaining Reserves

Gas:	54,481.3 Mcf	Oil:	0.0 Mbbl

Number of Trends: 1

Trends	1
Product:	Gas
Start Date:	2014-05-01
End Date:	2017-11-17
Initial Rate:	50 Mcf/day
Rate at Effective Date:	50 Mcf/day
Final Rate:	35 Mcf/day
Decline Exponent:	0.000
Min Effective Decline:	
Final Cum:	540,000.0 Mcf

Reserve Notes

Supporting Data Comments: Perfs: 2135.5-2138.5, 2139.5-2146mKb. Frac'd.
Acid gas royalty adjustment

PRODUCT RESERVES & RATIOS (Sales Basis)*

	Reserve	Yield	ISC
Ethane			0.0869 Molar Fraction
Propane	904 bbl	23.70 bbl/MMcf	0.0103 Molar Fraction
Butane	458 bbl	12.00 bbl/MMcf	0.0016 Molar Fraction
Pentane+	484 bbl	12.70 bbl/MMcf	0.0000 Molar Fraction
Field Condensate			
Sulphur			

* Items have details

INTERESTS AND BURDENS

Acquisition Date: 2011-07-01
Disposition Date:

Interests	Lessor	Burdens
63.269% WI	Crown	

Participant Remarks: Belly River to base Mannville
Well has paid out. This is a the Company's APO interest.

INSITE Petroleum Consultants Ltd.

Legend Energy Canada Ltd.
PRODUCTION AND FORECAST

Effective December 31, 2013

Operator:	LEGEND ENERGY CANADA LTD.
Province:	Alberta
Field:	MEDICINE RIVER
Pool:	BASAL QUARTZ JJ
Unit:	
Status:	FLOWING GAS

Medicine River
00/16-30-038-02W5/0
P+P





Oil Cum	(bbl)	2,695	Gas Cum	(Mcf)	485,519	Water Cum	(bbl)	1,094	FCond Cum	(bbl)	0
Oil Rem Rec	(bbl)	0	Gas Rem Rec	(Mcf)	54,481	Water Rem Rec	(bbl)	0	FCond Rem Rec	(bbl)	0
Oil Ult Rec	(bbl)	2,695	Gas Ult Rec	(Mcf)	540,000	Water Ult Rec	(bbl)	1,094	FCond Ult Rec	(bbl)	0

Forecast Start (T0)	05/01/2014	Calculation Type		Decline	Est Cum Prod	(Mcf)	485,519	Decline Exp	0.000
Forecast End (Tf)	11/16/2017	OVIP (Volumetric)	(Mcf)	0	Remaining Rec	(Mcf)	54,481	Initial Decline (De)	09.6
Initial Rate (qi)	(Mcf/day)	50.0	Rec Factor (Volumetric)		0.000	Gas Surface Loss		0.3	Reserve Life Index	3.14
Final Rate (qf)	(Mcf/day)	35.0	Ult Recoverable	(Mcf)	540,000	Gas Total Sales	(Mcf)	38,137	Reserve Half Life	1.62

Legend Energy Canada Ltd.
CASH FLOW
Dec 31, 2013 Constant Prices and Costs (SEC Compliant) (CAD)

Location : Medicine River, Alberta   **Interests:** 63.269% WI   **Lease Burden:**

Entity : 00/16-30-038-02W5/0

Formation : ELLERSLIE   **Lessor:** Crown

Effective December 31, 2013   Total Proved Plus Probable Reserves

OIL, GAS & SULPHUR SUMMARY

		COMPANY OIL							COMPANY SALES GAS						SULPHUR		TOTAL	
	Wells	Pool Rates bbl/d	Pool Volumes bbl	WI Volume bbl	RI Volume bbl	Price $/bbl	Revenue $	Wells	Pool Rates Mcf/d	Pool Volumes Mcf	WI Volume Mcf	RI Volume Mcf	Price $/Mcf	Revenue $	Co. Share Volume lt	Price $/lt	WI Rates boe/d	Co. Share Rates boe/d
2014	0.0	0	0.0	0.0	0.0	0.00	0	1.0	12	4,232.9	2,678.1	0.0	3.41	9,131	0.0	0.00	2	2
2015	0.0	0	0.0	0.0	0.0	0.00	0	0.0	0	0.0	0.0	0.0	0.00	0	0.0	0.00	0	0
2016	0.0	0	0.0	0.0	0.0	0.00	0	0.0	0	0.0	0.0	0.0	0.00	0	0.0	0.00	0	0
2017	0.0	0	0.0	0.0	0.0	0.00	0	0.0	0	0.0	0.0	0.0	0.00	0	0.0	0.00	0	0
2018	0.0	0	0.0	0.0	0.0	0.00	0	0.0	0	0.0	0.0	0.0	0.00	0	0.0	0.00	0	0
2019	0.0	0	0.0	0.0	0.0	0.00	0	0.0	0	0.0	0.0	0.0	0.00	0	0.0	0.00	0	0
2020	0.0	0	0.0	0.0	0.0	0.00	0	0.0	0	0.0	0.0	0.0	0.00	0	0.0	0.00	0	0
2021	0.0	0	0.0	0.0	0.0	0.00	0	0.0	0	0.0	0.0	0.0	0.00	0	0.0	0.00	0	0
2022	0.0	0	0.0	0.0	0.0	0.00	0	0.0	0	0.0	0.0	0.0	0.00	0	0.0	0.00	0	0
2023	0.0	0	0.0	0.0	0.0	0.00	0	0.0	0	0.0	0.0	0.0	0.00	0	0.0	0.00	0	0
Sub			0.0	0.0	0.0	0.00	0			4,232.9	2,678.1	0.0	3.41	9,131	0.0	0.00		
Rem			0.0	0.0	0.0	0.00	0			0.0	0.0	0.0	0.00	0	0.0	0.00		
Total			0.0	0.0	0.0	0.00	0			4,232.9	2,678.1	0.0	3.41	9,131	0.0	0.00		

NGL SUMMARY

	CONDENSATE				ETHANE				PROPANE				BUTANE				TOTAL NGL		
	WI Volume bbl	RI Volume bbl	Price $/bbl	Co. Share Revenue $	WI Volume bbl	RI Volume bbl	Price $/bbl	Co. Share Revenue $	WI Volume bbl	RI Volume bbl	Price $/bbl	Co. Share Revenue $	WI Volume bbl	RI Volume bbl	Price $/bbl	Co. Share Revenue $	WI Volume bbl	RI Volumes bbl	CS Net Volumes bbl
2014	34.0	0.0	97.20	3,305.9	0.0	0.0	0.00	0.0	63.5	0.0	33.52	2,127.4	32.1	0.0	56.77	1,824.4	129.6	0.0	95.4
2015	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.0
2016	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.0
2017	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.0
2018	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.0
2019	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.0
2020	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.0
2021	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.0
2022	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.0
2023	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.0
Sub	34.0	0.0	97.20	3,305.9	0.0	0.0	0.00	0.0	63.5	0.0	33.52	2,127.4	32.1	0.0	56.77	1,824.4	129.6	0.0	95.4
Rem	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.0
Total	34.0	0.0	97.20	3,305.9	0.0	0.0	0.00	0.0	63.5	0.0	33.52	2,127.4	32.1	0.0	56.77	1,824.4	129.6	0.0	95.4

CASH FLOW BTAX

	Company Revenue $	Crown Royalty $	Freehold Royalty $	ORR Royalty $	Mineral Tax $	Total Royalty Burden %	Net Rev After Royalties $	Other Income $	Sask Corp Cap Tax $	Fixed Oper Expense $	Variable Operating Expense $	Other Expenses $	Total Operating Costs $	Abandon Cost & Salvage $	Net Operating Income $	Total Investment $	NET Cash Flow $	CUM Cash Flow $	Disc Cash Flow (10%)
2014	16,389	2,453.4	0.0	0.0	0.0	15	13,936	0.0	0.0	6,833.1	7,016.7	0.0	13,849.7	26,231.3	-26,145	0.0	-26,145	-26,145	-24,641
2015	0	0.0	0.0	0.0	0.0	0	0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0	0.0	0	-26,145	0
2016	0	0.0	0.0	0.0	0.0	0	0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0	0.0	0	-26,145	0
2017	0	0.0	0.0	0.0	0.0	0	0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0	0.0	0	-26,145	0
2018	0	0.0	0.0	0.0	0.0	0	0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0	0.0	0	-26,145	0
2019	0	0.0	0.0	0.0	0.0	0	0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0	0.0	0	-26,145	0
2020	0	0.0	0.0	0.0	0.0	0	0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0	0.0	0	-26,145	0
2021	0	0.0	0.0	0.0	0.0	0	0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0	0.0	0	-26,145	0
2022	0	0.0	0.0	0.0	0.0	0	0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0	0.0	0	-26,145	0
2023	0	0.0	0.0	0.0	0.0	0	0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0	0.0	0	-26,145	0
Sub	16,389	2,453.4	0.0	0.0	0.0	15	13,936	0.0	0.0	6,833.1	7,016.7	0.0	13,849.7	26,231.3	-26,145	0.0	-26,145	-26,145	-24,641
Rem	0	0.0	0.0	0.0	0.0	0	0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0	0.0	0	-26,145	0
Total	16,389	2,453.4	0.0	0.0	0.0	15	13,936	0.0	0.0	6,833.1	7,016.7	0.0	13,849.7	26,231.3	-26,145	0.0	-26,145	-26,145	-24,641

CO. SHARE RESERVES LIFE (years)

Reserves Half Life	0.2
RLI (Principal Product)	1.00
Reserves Life	0.33
RLI (BOE)	1.0

TOTAL RESERVES - SALES

	GROSS	WI	CO SH	NET
Oil (bbl)	0	0	0	0
Gas (Mcf)	4,233	2,678	2,678	2,554
Gas (bbl)	705	446	446	426
*NGL (bbl)	151	96	96	72
Cond (bbl)	54	34	34	23
Total (bbl)	910	576	576	521

*This NGL Value includes only Ethane, Propane and Butane. Condensate and Field Condensate are included in the Condensate line.

NET PRESENT VALUES BEFORE TAX

Discount Rate %	Op Income $	Investment $	Cash Flow $	NPV/BOE $/BOE
0	(26,145)	0.0	(26,145)	(45.39)
5	(25,364)	0.0	(25,364)	(44.04)
8	(24,923)	0.0	(24,923)	(43.27)
10	(24,641)	0.0	(24,641)	(42.78)
15	(23,969)	0.0	(23,969)	(41.61)
20	(23,342)	0.0	(23,342)	(40.53)

CAPITAL (undisc)

		Unrisked	Risked
Cost Of Prod.	$/BOEPD	0.00	0.00
Cost Of Reserves	$/BOE	0.00	0.00
Prob Of Success	%	100.00	100.00
Chance Of	%	100.00	100.00

ECONOMIC INDICATORS

		BTAX	
		Unrisked	Risked
Discount Rate	(%)	10.0	10.0
Payout	(Yrs)	0.00	0.00
Discounted Payout	(Yrs)	0.00	0.00
DCF Rate of Return	(%)	0.0	0.0
NPV/Undisc Invest		0.0	0.0
NPV/Disc Invest		0.0	0.0
Undisc NPV/Undisc Invest		0.0	0.0
NPV/DIS Cap Exposure		0.0	0.0
NPV/BOEPD	(M$/boepd)	-15.6	-15.6

FIRST 12 MONTHS AVG. PERFORMANCE (undisc)

		WI		Co. Share	
		Unrisked	Risked	Unrisked	Risked
Prod (3 Mo Ave)	(BOEPD)	4.70	4.70	4.70	4.70
Prod (12 Mo Ave)	(BOEPD)	1.58	1.58	1.58	1.58
Price	($/BOE)	28.45	28.45	28.45	28.45
Royalties	($/BOE)	4.26	4.26	4.26	4.26
Operating Costs	($/BOE)	24.05	24.05	24.05	24.05
NetBack	($/BOE)	0.15	0.15	0.15	0.15
Recycle Ratio	(ratio)	0.00	0.00	0.00	0.00

Effective December 31, 2013

GENERAL

Property:	Medicine River	Operator:	LEGEND ENERGY CANADA LTD.
Location:	02/16-30-038-02W5/0	Formation:	
Category	NRA	Calculation Type:	
Type:	Undefined	Class:	Undefined
Current Status:	ABANDONED	Current Status Date:	2003-12-31
Alt ID:			

Entity Comments:

ZONE

Rig Release Date:	2003-12-31	Top Depth:	ft KB
Kelly Bushing:	3,190.3 ft SS	Total Depth:	1,902.9 ft KB
Pool Name:		Midpoint Perf Depth:	ft KB

RESERVOIR & RESERVES SUMMARY (* data from volumetric tab)

Reservoir Parameters *		Oil		Gas	
Formation Top:	ft	Original Volume In Place:	Mbbl	Original Volume In Place:	MMcf
Gas/Oil Contact:	ft	Recovery Factor:	Fraction	Recovery Factor:	Fraction
Water Contact:	ft	Ultimate Recoverable:	0.0 Mbbl	Ultimate Recoverable:	0.0 MMcf
Production Area:	acre	Cumulative Production:	0.0 Mbbl	Cumulative Production:	0.0 MMcf
Net Pay:	ft	Remaining Recoverable:	0.0 Mbbl	Remaining Recoverable:	0.0 MMcf
Reservoir Volume:	0.0 acre-ft	Oil Shrinkage: *	Fraction	Sales Gas:	0.0 MMcf
Porosity:	Fraction			Oil Saturation: *	Fraction
Water Saturation:	Fraction			Z Factor: *	Fraction
Initial Pressure:	psi			Surface Loss:	0.00 Fraction
Initial Temp:	F			H2S Content:	Fraction
				CO2 Content:	Fraction

Volumetric Remarks:

Category Remarks:

FORECAST RATES AND TRENDS

On Production Date:		GOR:	scf/bbl
Lift Type:		OGR:	bbl/MMcf
Oil Gravity:	API	Water Cut:	%
Heating Value:	Btu/scf	WGR:	bbl/MMcf

Remaining Reserves

Gas:	0.0 Mcf	Oil:	0.0 Mbbl

Number of Trends: 0

Trends

Reserve Notes

Supporting Data Comments:

PRODUCT RESERVES & RATIOS (Sales Basis)*

	Reserve	Yield	ISC
Ethane			
Propane			
Butane			
Pentane+			
Field Condensate			
Sulphur			

* Items have details

INTERESTS AND BURDENS

Acquisition Date:	2011-07-01
Disposition Date:	

Interests	Lessor	Burdens
53.27% WI	Crown	

Participant Remarks:

Effective December 31, 2013

GENERAL

Property:	Medicine River		Operator:	LEGEND ENERGY CANADA LTD.
Location:	00/01-31-038-02W5/0		Formation	EDMONTON
Category	NRA		Calculation Type:	Performance
Type:	Gas		Class:	Conventional
Current Status:	FLOWING GAS		Current Status Date:	2013-08-19
Alt ID:				

Entity Comments:

ZONE

Rig Release Date:	2004-07-03	Top Depth:	1,653.5 ft KB
Kelly Bushing:	3,231.0 ft SS	Total Depth:	1,893.0 ft KB
Pool Name:	CMG MFP9526 EDMONTON, LWR	Midpoint Perf Depth:	1,660.1 ft KB

RESERVOIR & RESERVES SUMMARY   (* data from volumetric tab)

Reservoir Parameters *		Oil		Gas	
Formation Top:	ft	Original Volume In Place:	Mbbl	Original Volume In Place:	MMcf
Gas/Oil Contact:	ft	Recovery Factor:	Fraction	Recovery Factor:	Fraction
Water Contact:	ft	Ultimate Recoverable:	0.0 Mbbl	Ultimate Recoverable:	224.1 MMcf
Production Area:	acre	Cumulative Production:	0.0 Mbbl	Cumulative Production:	224.1 MMcf
Net Pay:	ft	Remaining Recoverable:	0.0 Mbbl	Remaining Recoverable:	0.0 MMcf
Reservoir Volume:	0.0 acre-ft	Oil Shrinkage: *	Fraction	Sales Gas:	0.0 MMcf
Porosity:	Fraction			Oil Saturation: *	Fraction
Water Saturation:	Fraction			Z Factor: *	Fraction
Initial Pressure:	psi			Surface Loss:	0.08 Fraction
Initial Temp:	F			H2S Content:	0.0000 Fraction
				CO2 Content:	0.0326 Fraction

Volumetric Remarks:

Category Remarks: Marginal rates.

FORECAST RATES AND TRENDS

On Production Date:	2004-09-14	GOR:	scf/bbl
Lift Type:		OGR:	bbl/MMcf
Oil Gravity:	API	Water Cut:	%
Heating Value:	983 Btu/scf	WGR:	bbl/MMcf

Remaining Reserves

Gas:	0.0 Mcf	Oil:	0.0 Mbbl
Number of Trends:	0		

Trends

Reserve Notes

Supporting Data Comments:

PRODUCT RESERVES & RATIOS (Sales Basis)*

	Reserve	Yield	ISC
Ethane			0.0026 Molar Fraction
Propane	0 bbl	11.50 bbl/MMcf	0.0000 Molar Fraction
Butane	0 bbl	6.80 bbl/MMcf	0.0000 Molar Fraction
Pentane+	0 bbl	1.50 bbl/MMcf	0.0000 Molar Fraction
Field Condensate			
Sulphur			

* Items have details

INTERESTS AND BURDENS

Acquisition Date:	2011-07-01
Disposition Date:	

Interests	Lessor	Burdens
75% WI	Freehold 18% Manual	

Participant Remarks: Pooled interest - no rights to SW/4

Legend Energy Canada Ltd.
PRODUCTION AND FORECAST

Effective December 31, 2013

Operator:	**LEGEND ENERGY CANADA LTD.**		**Medicine River**
Province:	**Alberta**		**00/01-31-038-02W5/0**
Field:	**MEDICINE RIVER**		**NRA**
Pool:	**CMG MFP9526 EDMONTON, LWR EDMONTON, GLAU**		
Unit:			
Status:	**FLOWING GAS**		



Cumulative Gas Production (Mcf)
Calendar Daily Gas Production (Mcf/day)
Water/Gas Ratio (bbl/MMcf)
Hours Of Production (hours)
Time (Years)
Acq
Eff
End Of Hist



Calendar Daily Gas Production (Mcf/day)
Cumulative Gas Production (Mcf)
Eff
End Of Hist

Oil Cum	(bbl)	0	Gas Cum	(Mcf)	224,104	Water Cum	(bbl)	23	FCond Cum	(bbl)	0
Oil Rem Rec	(bbl)	0	Gas Rem Rec	(Mcf)	0	Water Rem Rec	(bbl)	0	FCond Rem Rec	(bbl)	0
Oil Ult Rec	(bbl)	0	Gas Ult Rec	(Mcf)	224,104	Water Ult Rec	(bbl)	23	FCond Ult Rec	(bbl)	0

Forecast Start (T0)		Calculation Type		Performance	Est Cum Prod	(Mcf)	224,104	Decline Exp	
Forecast End (Tf)		OVIP (Volumetric)	(Mcf)	0	Remaining Rec	(Mcf)	0	Initial Decline (De)	
Initial Rate (qi)	(Mcf/day)	Rec Factor (Volumetric)		0.000	Gas Surface Loss		0.08	Reserve Life Index	
Final Rate (qf)	(Mcf/day)	Ult Recoverable	(Mcf)	224,104	Gas Total Sales	(Mcf)	0	Reserve Half Life	

INSITE Petroleum Consultants Ltd.

Effective December 31, 2013

GENERAL

Property:	Medicine River	Operator:	NAL RESOURCES LIMITED
Location:	00/02-25-038-03W5/0	Formation:	VIKING
Category	NRA	Calculation Type:	Performance
Type:	Oil	Class:	Light
Current Status:	OIL ABANDONED ZONE	Current Status Date:	1989-09-10
Alt ID:			

Entity Comments:

ZONE

Rig Release Date:	1982-12-07	Top Depth:	6,202.4 ft KB
Kelly Bushing:	3,046.9 ft SS	Total Depth:	7,381.9 ft KB
Pool Name:	CMG POOL 002 - VIKING A,O,S	Midpoint Perf Depth:	6,207.3 ft KB

RESERVOIR & RESERVES SUMMARY   (* data from volumetric tab)

Reservoir Parameters *		Oil		Gas	
Formation Top:	ft	Original Volume In Place:	Mbbl	Original Volume In Place:	MMcf
Gas/Oil Contact:	ft	Recovery Factor:	Fraction	Recovery Factor:	Fraction
Water Contact:	ft	Ultimate Recoverable:	10.0 Mbbl	Ultimate Recoverable:	47.2 MMcf
Production Area:	acre	Cumulative Production:	10.0 Mbbl	Cumulative Production:	47.2 MMcf
Net Pay:	ft	Remaining Recoverable:	0.0 Mbbl	Remaining Recoverable:	0.0 MMcf
Reservoir Volume:	0.0 acre-ft	Oil Shrinkage: *	Fraction	Sales Gas:	0.0 MMcf
Porosity:	Fraction			Oil Saturation: *	Fraction
Water Saturation:	Fraction			Z Factor: *	Fraction
Initial Pressure:	psi			Surface Loss:	0.00 Fraction
Initial Temp:	F			H2S Content:	0.0000 Fraction
				CO2 Content:	0.0070 Fraction

Volumetric Remarks:

Category Remarks:

FORECAST RATES AND TRENDS

On Production Date:	1983-02-08	GOR:	scf/bbl
Lift Type:		OGR:	bbl/MMcf
Oil Gravity:	API	Water Cut:	%
Heating Value:	Btu/scf	WGR:	bbl/MMcf

Remaining Reserves

Gas:	0.0 Mcf	Oil:	0.0 Mbbl

Number of Trends: 0

Trends

Reserve Notes

Supporting Data Comments:

PRODUCT RESERVES & RATIOS (Sales Basis)*

	Reserve	Yield	ISC
Ethane			
Propane			
Butane			
Pentane+			
Field Condensate			
Sulphur			

* Items have details

INTERESTS AND BURDENS

Acquisition Date: 2011-07-01
Disposition Date:

Interests	Lessor	Burdens
46.5% WI	Freehold 20% Manual	

Participant Remarks:

Legend Energy Canada Ltd.
PRODUCTION AND FORECAST

Effective December 31, 2013

Operator:	NAL RESOURCES LIMITED		Medicine River
Province:	Alberta		00/02-25-038-03W5/0
Field:	SYLVAN LAKE		NRA
Pool:	CMG POOL 002 - VIKING A,O,S		
Unit:			
Status:	OIL ABANDONED ZONE		





Oil Cum	(bbl)	10,005	Gas Cum	(Mcf)	47,239	Water Cum	(bbl)	3	FCond Cum	(bbl)	0
Oil Rem Rec	(bbl)	0	Gas Rem Rec	(Mcf)	0	Water Rem Rec	(bbl)	0	FCond Rem Rec	(bbl)	0
Oil Ult Rec	(bbl)	10,005	Gas Ult Rec	(Mcf)	47,239	Water Ult Rec	(bbl)	3	FCond Ult Rec	(bbl)	0

Forecast Start (T0)		Calculation Type		Performance	Est Cum Prod	(bbl)	10,005	Decline Exp	
Forecast End (Tf)		OVIP (Volumetric)	(bbl)	0	Remaining Rec	(bbl)	0	Initial Decline (De)	
Initial Rate (qi)	(bbl/day)	Rec Factor (Volumetric)		0.000	Gas Surface Loss		0.0	Reserve Life Index	
Final Rate (qf)	(bbl/day)	Ult Recoverable	(bbl)	10,005	Gas Total Sales	(Mcf)	0	Reserve Half Life	

Legend Energy Canada Ltd.
INPUT DATA SHEET
Dec 31, 2013 Constant Prices and Costs (SEC Compliant) (CAD)

Effective December 31, 2013

GENERAL

Property:	Medicine River	Operator:	NAL RESOURCES LIMITED
Location:	00/02-25-038-03W5/2	Formation:	OSTRACOD
Category:	PDP	Calculation Type:	Decline
Type:	Gas	Class:	Conventional
Current Status:	PUMPING GAS	Current Status Date:	2004-01-01
Alt ID:			

Entity Comments:

ZONE

Rig Release Date:	1982-12-07	Top Depth:	6,929.5 ft KB
Kelly Bushing:	3,046.9 ft SS	Total Depth:	7,381.9 ft KB
Pool Name:	LOWER MANNVILLE M	Midpoint Perf Depth:	6,942.6 ft KB

RESERVOIR & RESERVES SUMMARY (* data from volumetric tab)

Reservoir Parameters *		Oil		Gas	
Formation Top:	ft	Original Volume In Place:	Mbbl	Original Volume In Place:	MMcf
Gas/Oil Contact:	ft	Recovery Factor:	Fraction	Recovery Factor:	Fraction
Water Contact:	ft	Ultimate Recoverable:	0.0 Mbbl	Ultimate Recoverable:	825.0 MMcf
Production Area:	acre	Cumulative Production:	0.0 Mbbl	Cumulative Production:	748.2 MMcf
Net Pay:	ft	Remaining Recoverable:	0.0 Mbbl	Remaining Recoverable:	76.8 MMcf
Reservoir Volume:	0.0 acre-ft	Oil Shrinkage: *	Fraction	Sales Gas:	71.4 MMcf
Porosity:	Fraction			Oil Saturation: *	Fraction
Water Saturation:	Fraction			Z Factor: *	Fraction
Initial Pressure:	psi			Surface Loss:	0.07 Fraction
Initial Temp:	F			H2S Content:	0.0000 Fraction
				CO2 Content:	0.0066 Fraction

Volumetric Remarks:

Category Remarks:

FORECAST RATES AND TRENDS

On Production Date:	1989-09-15	GOR:	scf/bbl
Lift Type:		OGR:	bbl/MMcf
Oil Gravity:	API	Water Cut:	%
Heating Value:	1,025 Btu/scf	WGR:	bbl/MMcf

Remaining Reserves

Gas:	76,753.1 Mcf	Oil:	0.0 Mbbl

Number of Trends: 1

Trends	1
Product:	Gas
Start Date:	2014-01-01
End Date:	2021-04-15
Initial Rate:	40 Mcf/day
Rate at Effective Date:	40 Mcf/day
Final Rate:	20 Mcf/day
Decline Exponent:	0.000
Min Effective Decline:	
Final Cum:	825,000.0 Mcf

Reserve Notes

Supporting Data Comments:

PRODUCT RESERVES & RATIOS (Sales Basis)*

	Reserve	Yield	ISC
Ethane			0.0571 Molar Fraction
Propane	1,606 bbl	22.50 bbl/MMcf	0.0000 Molar Fraction
Butane	1,428 bbl	20.00 bbl/MMcf	0.0000 Molar Fraction
Pentane+	2,448 bbl	34.30 bbl/MMcf	0.0000 Molar Fraction
Field Condensate			
Sulphur			

* Items have details

INTERESTS AND BURDENS

Acquisition Date: 2011-07-01
Disposition Date:

Interests	Lessor	Burdens
46.5% WI	Freehold 20% Manual	2.682% GORR

Participant Remarks: NG from top to base of Basal Quartz

INSITE Petroleum Consultants Ltd.

Legend Energy Canada Ltd.
PRODUCTION AND FORECAST

Effective December 31, 2013

Operator:	**NAL RESOURCES LIMITED**		**Medicine River**
Province:	**Alberta**		**00/02-25-038-03W5/2**
Field:	**SYLVAN LAKE**		**PDP**
Pool:	**LOWER MANNVILLE M**		
Unit:			
Status:	**PUMPING GAS**		



Cumulative Gas Production (Mcf)
Calendar Daily Gas Production (Mcf/day)
Water/Gas Ratio (bbl/MMcf)
Hours Of Production (hours)
Gas Qf
Acq
Eff
End Of Hist
2008
2009
2010
2011
2012
2013
2014
2015
2016
Time (Years)



Calendar Daily Gas Production (Mcf/day)
Gas Qf
End Of Hist
Cumulative Gas Production (Mcf)

Oil Cum	(bbl)	0	Gas Cum	(Mcf)	748,247	Water Cum	(bbl)	2,488	FCond Cum	(bbl)	0
Oil Rem Rec	(bbl)	0	Gas Rem Rec	(Mcf)	76,753	Water Rem Rec	(bbl)	0	FCond Rem Rec	(bbl)	5,438
Oil Ult Rec	(bbl)	0	Gas Ult Rec	(Mcf)	825,000	Water Ult Rec	(bbl)	2,488	FCond Ult Rec	(bbl)	5,438

Forecast Start (T0)	01/01/2014	Calculation Type	Decline	Est Cum Prod (Mcf)	748,247	Decline Exp	0.000
Forecast End (Tf)	04/14/2021	OVIP (Volumetric) (Mcf)	0	Remaining Rec (Mcf)	76,753	Initial Decline (De)	09.1
Initial Rate (qi) (Mcf/day)	39.8	Rec Factor (Volumetric)	0.000	Gas Surface Loss	0.07	Reserve Life Index	5.51
Final Rate (qf) (Mcf/day)	20.0	Ult Recoverable (Mcf)	825,000	Gas Total Sales (Mcf)	71,380	Reserve Half Life	3.03

INSITE Petroleum Consultants Ltd.

Legend Energy Canada Ltd.
CASH FLOW
Dec 31, 2013 Constant Prices and Costs (SEC Compliant) (CAD)

Location : Medicine River, Alberta
Interests: 46.5% WI
Lease Burden: 2.682% GORR

Entity : 00/02-25-038-03W5/2

Formation : OSTRACOD
Lessor: Freehold 20% Manual

Effective December 31, 2013
Total Proved Developed Producing Reserves

OIL, GAS & SULPHUR SUMMARY

	COMPANY OIL							COMPANY SALES GAS								SULPHUR		TOTAL	
	Wells	Pool Rates bbl/d	Pool Volumes bbl	WI Volume bbl	RI Volume bbl	Price $/bbl	Revenue $	Wells	Pool Rates Mcf/d	Pool Volumes Mcf	WI Volume Mcf	RI Volume Mcf	Price $/Mcf	Revenue $		Co. Share Volume lt	Price $/lt	WI Rates boe/d	Co. Share Rates boe/d
2014	0.0	0	0.0	0.0	0.0	0.00	0	1.0	35	12,952.3	6,022.8	0.0	3.24	19,508		0.0	0.00	4	4
2015	0.0	0	0.0	0.0	0.0	0.00	0	1.0	32	11,777.2	5,476.4	0.0	3.24	17,738		0.0	0.00	4	4
2016	0.0	0	0.0	0.0	0.0	0.00	0	1.0	29	10,736.6	4,992.5	0.0	3.24	16,171		0.0	0.00	3	3
2017	0.0	0	0.0	0.0	0.0	0.00	0	1.0	27	9,734.6	4,526.6	0.0	3.24	14,662		0.0	0.00	3	3
2018	0.0	0	0.0	0.0	0.0	0.00	0	1.0	24	8,851.4	4,115.9	0.0	3.24	13,331		0.0	0.00	3	3
2019	0.0	0	0.0	0.0	0.0	0.00	0	1.0	22	8,048.3	3,742.5	0.0	3.24	12,122		0.0	0.00	2	2
2020	0.0	0	0.0	0.0	0.0	0.00	0	1.0	20	7,337.2	3,411.8	0.0	3.24	11,051		0.0	0.00	2	2
2021	0.0	0	0.0	0.0	0.0	0.00	0	1.0	5	1,942.9	903.5	0.0	3.24	2,926		0.0	0.00	1	1
2022	0.0	0	0.0	0.0	0.0	0.00	0	0.0	0	0.0	0.0	0.0	0.00	0		0.0	0.00	0	0
2023	0.0	0	0.0	0.0	0.0	0.00	0	0.0	0	0.0	0.0	0.0	0.00	0		0.0	0.00	0	0
Sub			0.0	0.0	0.0	0.00	0			71,380.4	33,191.9	0.0	3.24	107,509		0.0	0.00		
Rem			0.0	0.0	0.0	0.00	0			0.0	0.0	0.0	0.00	0		0.0	0.00		
Total			0.0	0.0	0.0	0.00	0			71,380.4	33,191.9	0.0	3.24	107,509		0.0	0.00		

NGL SUMMARY

	CONDENSATE				ETHANE				PROPANE				BUTANE				TOTAL NGL		
	WI Volume bbl	RI Volume bbl	Price $/bbl	Co. Share Revenue $	WI Volume bbl	RI Volume bbl	Price $/bbl	Co. Share Revenue $	WI Volume bbl	RI Volume bbl	Price $/bbl	Co. Share Revenue $	WI Volume bbl	RI Volume bbl	Price $/bbl	Co. Share Revenue $	WI Volume bbl	RI Volumes bbl	CS Net Volumes bbl
2014	206.6	0.0	97.20	20,079.4	0.0	0.0	0.00	0.0	135.5	0.0	33.52	4,542.1	120.5	0.0	56.77	6,838.1	462.6	0.0	357.6
2015	187.8	0.0	97.20	18,257.7	0.0	0.0	0.00	0.0	123.2	0.0	33.52	4,130.0	109.5	0.0	56.77	6,217.7	420.6	0.0	325.2
2016	171.2	0.0	97.20	16,644.5	0.0	0.0	0.00	0.0	112.3	0.0	33.52	3,765.1	99.9	0.0	56.77	5,668.4	383.4	0.0	296.5
2017	155.3	0.0	97.20	15,091.1	0.0	0.0	0.00	0.0	101.8	0.0	33.52	3,413.7	90.5	0.0	56.77	5,139.3	347.6	0.0	268.8
2018	141.2	0.0	97.20	13,721.9	0.0	0.0	0.00	0.0	92.6	0.0	33.52	3,104.0	82.3	0.0	56.77	4,673.1	316.1	0.0	244.4
2019	128.4	0.0	97.20	12,477.0	0.0	0.0	0.00	0.0	84.2	0.0	33.52	2,822.3	74.8	0.0	56.77	4,249.1	287.4	0.0	222.2
2020	117.0	0.0	97.20	11,374.6	0.0	0.0	0.00	0.0	76.8	0.0	33.52	2,573.0	68.2	0.0	56.77	3,873.7	262.0	0.0	202.6
2021	31.0	0.0	97.20	3,012.0	0.0	0.0	0.00	0.0	20.3	0.0	33.52	681.3	18.1	0.0	56.77	1,025.8	69.4	0.0	53.6
2022	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.0
2023	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.0
Sub	1,138.5	0.0	97.20	110,658.2	0.0	0.0	0.00	0.0	746.8	0.0	33.52	25,031.4	663.8	0.0	56.77	37,685.1	2,549.1	0.0	1,970.9
Rem	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.0
Total	1,138.5	0.0	97.20	110,658.2	0.0	0.0	0.00	0.0	746.8	0.0	33.52	25,031.4	663.8	0.0	56.77	37,685.1	2,549.1	0.0	1,970.9

CASH FLOW BTAX

	Company Revenue $	Crown Royalty $	Freehold Royalty $	ORR Royalty $	Mineral Tax $	Total Royalty Burden %	Net Rev After Royalties $	Other Income $	Sask Corp Cap Tax $	Fixed Oper Expense $
2014	50,968	0.0	9,229.6	1,237.7	774.3	22	39,726	0.0	0.0	13,392.0
2015	46,343	0.0	8,392.5	1,125.4	679.0	22	36,146	0.0	0.0	13,392.0
2016	42,249	0.0	7,651.0	1,026.0	598.1	22	32,974	0.0	0.0	13,392.0
2017	38,306	0.0	6,936.9	930.2	524.6	22	29,914	0.0	0.0	13,392.0
2018	34,830	0.0	6,307.5	845.8	462.8	22	27,214	0.0	0.0	13,392.0
2019	31,670	0.0	5,735.3	769.1	408.9	22	24,757	0.0	0.0	13,392.0
2020	28,872	0.0	5,228.5	701.1	362.8	22	22,580	0.0	0.0	13,392.0
2021	7,645	0.0	1,384.5	185.7	94.5	22	5,981	0.0	0.0	3,868.8
2022	0	0.0	0.0	0.0	0.0	0	0	0.0	0.0	0.0
2023	0	0.0	0.0	0.0	0.0	0	0	0.0	0.0	0.0
Sub	280,883	0.0	50,865.9	6,821.1	3,905.1	22	219,291	0.0	0.0	97,612.8
Rem	0	0.0	0.0	0.0	0.0	0	0	0.0	0.0	0.0
Total	280,883	0.0	50,865.9	6,821.1	3,905.1	22	219,291	0.0	0.0	97,612.8

	Variable Operating Expense $	Other Expenses $	Total Operating Costs $	Abandon Cost & Salvage $	Net Operating Income $	Total Investment $	NET Cash Flow $	CUM Cash Flow $	Disc Cash Flow (10%) $
2014	11,864.9	0.0	25,256.9	0.0	14,469	0.0	14,469	14,469	13,819
2015	10,788.5	0.0	24,180.5	0.0	11,966	0.0	11,966	26,435	10,392
2016	9,835.3	0.0	23,227.3	0.0	9,747	0.0	9,747	36,181	7,696
2017	8,917.3	0.0	22,309.3	0.0	7,604	0.0	7,604	43,786	5,448
2018	8,108.3	0.0	21,500.3	0.0	5,714	0.0	5,714	49,499	3,722
2019	7,372.6	0.0	20,764.6	0.0	3,992	0.0	3,992	53,492	2,364
2020	6,721.3	0.0	20,113.3	0.0	2,466	0.0	2,466	55,958	1,327
2021	1,779.8	0.0	5,648.6	19,278.9	-18,947	0.0	-18,947	37,011	-9,271
2022	0.0	0.0	0.0	0.0	0	0.0	0	37,011	0
2023	0.0	0.0	0.0	0.0	0	0.0	0	37,011	0
Sub	65,388.0	0.0	163,000.8	19,278.9	37,011	0.0	37,011	37,011	35,497
Rem	0.0	0.0	0.0	0.0	0	0.0	0	37,011	0
Total	65,388.0	0.0	163,000.8	19,278.9	37,011	0.0	37,011	37,011	35,497

CO. SHARE RESERVES LIFE (years)

Reserves Half Life	3.0
RLI (Principal Product)	5.51
Reserves Life	8.00
RLI (BOE)	5.5

TOTAL RESERVES - SALES

	GROSS	WI	CO SH	NET
Oil (bbl)	0	0	0	0
Gas (Mcf)	71,380	33,192	33,192	25,663
Gas (bbl)	11,897	5,532	5,532	4,277
*NGL (bbl)	3,034	1,411	1,411	1,091
Cond (bbl)	2,448	1,138	1,138	880
Total (bbl)	17,379	8,081	8,081	6,248

*This NGL Value includes only Ethane, Propane and Butane. Condensate and Field Condensate are included in the Condensate line.

NET PRESENT VALUES BEFORE TAX

Discount Rate %	Op Income $	Investment $	Cash Flow $	NPV/BOE $/BOE
0	37,011	0.0	37,011	4.58
5	36,605	0.0	36,605	4.53
8	35,995	0.0	35,995	4.45
10	35,497	0.0	35,497	4.39
15	34,071	0.0	34,071	4.22
20	32,536	0.0	32,536	4.03

CAPITAL (undisc)

		Unrisked	Risked
Cost Of Prod.	$/BOEPD	0.00	0.00
Cost Of Reserves	$/BOE	0.00	0.00
Prob Of Success	%	100.00	100.00
Chance Of	%	100.00	100.00

ECONOMIC INDICATORS

		BTAX			
			Unrisked		Risked
Discount Rate	(%)		10.0		10.0
Payout	(Yrs)		0.00		0.00
Discounted Payout	(Yrs)		0.00		0.00
DCF Rate of Return	(%)	>	200.0	>	200.0
NPV/Undisc Invest			0.0		0.0
NPV/Disc Invest			0.0		0.0
Undisc NPV/Undisc Invest			0.0		0.0
NPV/DIS Cap Exposure			0.0		0.0
NPV/BOEPD	(M$/boepd)		8.8		8.8

FIRST 12 MONTHS AVG. PERFORMANCE (undisc)

		WI		Co. Share	
		Unrisked	Risked	Unrisked	Risked
Prod (3 Mo Ave)	(BOEPD)	4.16	4.16	4.16	4.16
Prod (12 Mo Ave)	(BOEPD)	4.01	4.01	4.01	4.01
Price	($/BOE)	34.76	34.76	34.76	34.76
Royalties	($/BOE)	7.67	7.67	7.67	7.67
Operating Costs	($/BOE)	17.22	17.22	17.22	17.22
NetBack	($/BOE)	9.87	9.87	9.87	9.87
Recycle Ratio	(ratio)	0.00	0.00	0.00	0.00

INSITE Petroleum Consultants Ltd.

Legend Energy Canada Ltd.
INPUT DATA SHEET
Dec 31, 2013 Constant Prices and Costs (SEC Compliant) (CAD)

Effective December 31, 2013

GENERAL

Property:	Medicine River	Operator:	NAL RESOURCES LIMITED
Location:	00/02-25-038-03W5/2	Formation:	OSTRACOD
Category:	P+P	Calculation Type:	Decline
Type:	Gas	Class:	Conventional
Current Status:	PUMPING GAS	Current Status Date:	2004-01-01
Alt ID:			

Entity Comments:

ZONE

Rig Release Date:	1982-12-07	Top Depth:	6,929.5 ft KB
Kelly Bushing:	3,046.9 ft SS	Total Depth:	7,381.9 ft KB
Pool Name:	LOWER MANNVILLE M	Midpoint Perf Depth:	6,942.6 ft KB

RESERVOIR & RESERVES SUMMARY **(* data from volumetric tab)**

Reservoir Parameters *		Oil		Gas	
Formation Top:	ft	Original Volume In Place:	Mbbl	Original Volume In Place:	MMcf
Gas/Oil Contact:	ft	Recovery Factor:	Fraction	Recovery Factor:	Fraction
Water Contact:	ft	Ultimate Recoverable:	0.0 Mbbl	Ultimate Recoverable:	845.0 MMcf
Production Area:	acre	Cumulative Production:	0.0 Mbbl	Cumulative Production:	748.2 MMcf
Net Pay:	ft	Remaining Recoverable:	0.0 Mbbl	Remaining Recoverable:	96.8 MMcf
Reservoir Volume:	0.0 acre-ft	Oil Shrinkage: *	Fraction	Sales Gas:	90.0 MMcf
Porosity:	Fraction			Oil Saturation: *	Fraction
Water Saturation:	Fraction			Z Factor: *	Fraction
Initial Pressure:	psi			Surface Loss:	0.07 Fraction
Initial Temp:	F			H2S Content:	0.0000 Fraction
				CO2 Content:	0.0066 Fraction

Volumetric Remarks:

Category Remarks:

FORECAST RATES AND TRENDS

On Production Date:	1989-09-15	GOR:	scf/bbl
Lift Type:		OGR:	bbl/MMcf
Oil Gravity:	API	Water Cut:	%
Heating Value:	1,025 Btu/scf	WGR:	bbl/MMcf

Remaining Reserves

Gas:	96,753.1 Mcf	Oil:	0.0 Mbbl

Number of Trends: 1

Trends	1
Product:	Gas
Start Date:	2014-01-01
End Date:	2023-03-09
Initial Rate:	40 Mcf/day
Rate at Effective Date:	40 Mcf/day
Final Rate:	20 Mcf/day
Decline Exponent:	0.000
Min Effective Decline:	
Final Cum:	845,000.0 Mcf

Reserve Notes

Supporting Data Comments:

PRODUCT RESERVES & RATIOS (Sales Basis)*

	Reserve	Yield	ISC
Ethane			0.0571 Molar Fraction
Propane	2,025 bbl	22.50 bbl/MMcf	0.0000 Molar Fraction
Butane	1,800 bbl	20.00 bbl/MMcf	0.0000 Molar Fraction
Pentane+	3,086 bbl	34.30 bbl/MMcf	0.0000 Molar Fraction
Field Condensate			
Sulphur			

* Items have details

INTERESTS AND BURDENS

Acquisition Date: 2011-07-01
Disposition Date:

Interests	Lessor	Burdens
46.5% WI	Freehold 20% Manual	2.682% GORR

Participant Remarks: NG from top to base of Basal Quartz

INSITE Petroleum Consultants Ltd.

Legend Energy Canada Ltd.
PRODUCTION AND FORECAST

Effective December 31, 2013

Operator:	NAL RESOURCES LIMITED
Province:	Alberta
Field:	SYLVAN LAKE
Pool:	LOWER MANNVILLE M
Unit:	
Status:	PUMPING GAS

Medicine River
00/02-25-038-03W5/2
P+P



Cumulative Gas Production (Mcf)
Calendar Daily Gas Production (Mcf/day)
Water/Gas Ratio (bbl/MMcf)
Hours Of Production (hours)
Gas Qf
Acq
Eff
End Of Hist
Time (Years)



Calendar Daily Gas Production (Mcf/day)
Gas Qf
End Of Hist
Cumulative Gas Production (Mcf)

Oil Cum	(bbl)	0	Gas Cum	(Mcf)	748,247	Water Cum	(bbl)	2,488	FCond Cum	(bbl)	0
Oil Rem Rec	(bbl)	0	Gas Rem Rec	(Mcf)	96,753	Water Rem Rec	(bbl)	0	FCond Rem Rec	(bbl)	5,438
Oil Ult Rec	(bbl)	0	Gas Ult Rec	(Mcf)	845,000	Water Ult Rec	(bbl)	2,488	FCond Ult Rec	(bbl)	5,438

Forecast Start (T0)	01/01/2014	Calculation Type	Decline	Est Cum Prod (Mcf)	748,247	Decline Exp	0.000
Forecast End (Tf)	03/08/2023	OVIP (Volumetric) (Mcf)	0	Remaining Rec (Mcf)	96,753	Initial Decline (De)	07.3
Initial Rate (qi) (Mcf/day)	39.9	Rec Factor (Volumetric)	0.000	Gas Surface Loss	0.07	Reserve Life Index	6.88
Final Rate (qf) (Mcf/day)	20.0	Ult Recoverable (Mcf)	845,000	Gas Total Sales (Mcf)	89,980	Reserve Half Life	3.81

Legend Energy Canada Ltd.
CASH FLOW
Dec 31, 2013 Constant Prices and Costs (SEC Compliant) (CAD)

Location : Medicine River, Alberta — **Interests:** 46.5% WI — **Lease Burden:** 2.682% GORR
Entity : 00/02-25-038-03W5/2
Formation : OSTRACOD — **Lessor:** Freehold 20% Manual
Effective December 31, 2013 — Total Proved Plus Probable Reserves

OIL, GAS & SULPHUR SUMMARY

	COMPANY OIL							COMPANY SALES GAS								SULPHUR		TOTAL	
	Wells	Pool Rates bbl/d	Pool Volumes bbl	WI Volume bbl	RI Volume bbl	Price $/bbl	Revenue $	Wells	Pool Rates Mcf/d	Pool Volumes Mcf	WI Volume Mcf	RI Volume Mcf	Price $/Mcf	Revenue $		Co. Share Volume lt	Price $/lt	WI Rates boe/d	Co. Share Rates boe/d
2014	0.0	0	0.0	0.0	0.0	0.00	0	1.0	36	13,078.4	6,081.5	0.0	3.24	19,698		0.0	0.00	4	4
2015	0.0	0	0.0	0.0	0.0	0.00	0	1.0	33	12,128.0	5,639.5	0.0	3.24	18,266		0.0	0.00	4	4
2016	0.0	0	0.0	0.0	0.0	0.00	0	1.0	31	11,276.2	5,243.5	0.0	3.24	16,984		0.0	0.00	3	3
2017	0.0	0	0.0	0.0	0.0	0.00	0	1.0	29	10,427.1	4,848.6	0.0	3.24	15,705		0.0	0.00	3	3
2018	0.0	0	0.0	0.0	0.0	0.00	0	1.0	26	9,669.3	4,496.2	0.0	3.24	14,563		0.0	0.00	3	3
2019	0.0	0	0.0	0.0	0.0	0.00	0	1.0	25	8,966.6	4,169.5	0.0	3.24	13,505		0.0	0.00	3	3
2020	0.0	0	0.0	0.0	0.0	0.00	0	1.0	23	8,336.9	3,876.7	0.0	3.24	12,557		0.0	0.00	3	3
2021	0.0	0	0.0	0.0	0.0	0.00	0	1.0	21	7,709.1	3,584.7	0.0	3.24	11,611		0.0	0.00	2	2
2022	0.0	0	0.0	0.0	0.0	0.00	0	1.0	20	7,148.9	3,324.2	0.0	3.24	10,767		0.0	0.00	2	2
2023	0.0	0	0.0	0.0	0.0	0.00	0	1.0	3	1,239.9	576.6	0.0	3.24	1,868		0.0	0.00	0	0
Sub			0.0	0.0	0.0	0.00	0			89,980.4	41,840.9	0.0	3.24	135,523		0.0	0.00		
Rem			0.0	0.0	0.0	0.00	0			0.0	0.0	0.0	0.00	0		0.0	0.00		
Total			0.0	0.0	0.0	0.00	0			89,980.4	41,840.9	0.0	3.24	135,523		0.0	0.00		

NGL SUMMARY

	CONDENSATE				ETHANE				PROPANE				BUTANE				TOTAL NGL		
	WI Volume bbl	RI Volume bbl	Price $/bbl	Co. Share Revenue $	WI Volume bbl	RI Volume bbl	Price $/bbl	Co. Share Revenue $	WI Volume bbl	RI Volume bbl	Price $/bbl	Co. Share Revenue $	WI Volume bbl	RI Volume bbl	Price $/bbl	Co. Share Revenue $	WI Volume bbl	RI Volumes bbl	CS Net Volumes bbl
2014	208.6	0.0	97.20	20,274.9	0.0	0.0	0.00	0.0	136.8	0.0	33.52	4,586.3	121.6	0.0	56.77	6,904.7	467.1	0.0	361.1
2015	193.4	0.0	97.20	18,801.5	0.0	0.0	0.00	0.0	126.9	0.0	33.52	4,253.0	112.8	0.0	56.77	6,402.9	433.1	0.0	334.9
2016	179.9	0.0	97.20	17,481.1	0.0	0.0	0.00	0.0	118.0	0.0	33.52	3,954.3	104.9	0.0	56.77	5,953.3	402.7	0.0	311.4
2017	166.3	0.0	97.20	16,164.7	0.0	0.0	0.00	0.0	109.1	0.0	33.52	3,656.5	97.0	0.0	56.77	5,505.0	372.4	0.0	287.9
2018	154.2	0.0	97.20	14,989.9	0.0	0.0	0.00	0.0	101.2	0.0	33.52	3,390.8	89.9	0.0	56.77	5,104.9	345.3	0.0	267.0
2019	143.0	0.0	97.20	13,900.6	0.0	0.0	0.00	0.0	93.8	0.0	33.52	3,144.4	83.4	0.0	56.77	4,733.9	320.2	0.0	247.6
2020	133.0	0.0	97.20	12,924.4	0.0	0.0	0.00	0.0	87.2	0.0	33.52	2,923.6	77.5	0.0	56.77	4,401.5	297.7	0.0	230.2
2021	123.0	0.0	97.20	11,951.1	0.0	0.0	0.00	0.0	80.7	0.0	33.52	2,703.4	71.7	0.0	56.77	4,070.0	275.3	0.0	212.9
2022	114.0	0.0	97.20	11,082.6	0.0	0.0	0.00	0.0	74.8	0.0	33.52	2,506.9	66.5	0.0	56.77	3,774.2	255.3	0.0	197.4
2023	19.8	0.0	97.20	1,922.2	0.0	0.0	0.00	0.0	13.0	0.0	33.52	434.8	11.5	0.0	56.77	654.6	44.3	0.0	34.2
Sub	1,435.1	0.0	97.20	139,493.0	0.0	0.0	0.00	0.0	941.4	0.0	33.52	31,554.0	836.8	0.0	56.77	47,505.0	3,213.4	0.0	2,484.5
Rem	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.0
Total	1,435.1	0.0	97.20	139,493.0	0.0	0.0	0.00	0.0	941.4	0.0	33.52	31,554.0	836.8	0.0	56.77	47,505.0	3,213.4	0.0	2,484.5

CASH FLOW BTAX

	Company Revenue $	Crown Royalty $	Freehold Royalty $	ORR Royalty $	Mineral Tax $	Total Royalty Burden %	Net Rev After Royalties $	Other Income $	Sask Corp Cap Tax $	Fixed Oper Expense $	Variable Operating Expense $	Other Expenses $	Total Operating Costs $	Abandon Cost & Salvage $	Net Operating Income $	Total Investment $	NET Cash Flow $	CUM Cash Flow $	Disc Cash Flow (10%) $
2014	51,464	0.0	9,319.7	1,249.8	784.8	22	40,110	0.0	0.0	13,392.0	11,980.5	0.0	25,372.5	0.0	14,737	0.0	14,737	14,737	14,071
2015	47,724	0.0	8,642.4	1,158.9	706.9	22	37,215	0.0	0.0	13,392.0	11,109.8	0.0	24,501.8	0.0	12,714	0.0	12,714	27,451	11,037
2016	44,372	0.0	8,035.5	1,077.6	639.1	22	34,620	0.0	0.0	13,392.0	10,329.6	0.0	23,721.6	0.0	10,898	0.0	10,898	38,349	8,602
2017	41,031	0.0	7,430.4	996.4	575.3	22	32,029	0.0	0.0	13,392.0	9,551.7	0.0	22,943.7	0.0	9,085	0.0	9,085	47,434	6,509
2018	38,049	0.0	6,890.4	924.0	520.1	22	29,714	0.0	0.0	13,392.0	8,857.6	0.0	22,249.6	0.0	7,465	0.0	7,465	54,899	4,862
2019	35,284	0.0	6,389.6	856.9	470.7	22	27,567	0.0	0.0	13,392.0	8,213.9	0.0	21,605.9	0.0	5,961	0.0	5,961	60,860	3,530
2020	32,806	0.0	5,940.9	796.7	427.6	22	25,641	0.0	0.0	13,392.0	7,637.0	0.0	21,029.0	0.0	4,612	0.0	4,612	65,471	2,482
2021	30,335	0.0	5,493.5	736.7	386.8	22	23,718	0.0	0.0	13,392.0	7,061.9	0.0	20,453.9	0.0	3,265	0.0	3,265	68,736	1,597
2022	28,131	0.0	5,094.3	683.1	351.3	22	22,002	0.0	0.0	13,392.0	6,548.7	0.0	19,940.7	0.0	2,061	0.0	2,061	70,797	917
2023	4,879	0.0	883.6	118.5	60.2	22	3,817	0.0	0.0	2,520.0	1,135.8	0.0	3,655.8	19,278.9	-19,118	0.0	-19,118	51,679	-7,732
Sub	354,075	0.0	64,120.4	8,598.5	4,922.8	22	276,433	0.0	0.0	123,048.0	82,426.6	0.0	205,474.6	19,278.9	51,679	0.0	51,679	51,679	45,876
Rem	0	0.0	0.0	0.0	0.0	0	0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0	0.0	0	51,679	0
Total	354,075	0.0	64,120.4	8,598.5	4,922.8	22	276,433	0.0	0.0	123,048.0	82,426.6	0.0	205,474.6	19,278.9	51,679	0.0	51,679	51,679	45,876

CO. SHARE RESERVES LIFE (years)

Reserves Half Life	3.8
RLI (Principal Product)	6.88
Reserves Life	10.00
RLI (BOE)	6.9

TOTAL RESERVES - SALES

	GROSS	WI	CO SH	NET
Oil (bbl)	0	0	0	0
Gas (Mcf)	89,980	41,841	41,841	32,351
Gas (bbl)	14,997	6,973	6,973	5,392
*NGL (bbl)	3,824	1,778	1,778	1,375
Cond (bbl)	3,086	1,435	1,435	1,110
Total (bbl)	21,907	10,187	10,187	7,876

*This NGL Value includes only Ethane, Propane and Butane. Condensate and Field Condensate are included in the Condensate line.

NET PRESENT VALUES BEFORE TAX

Discount Rate %	Op Income $	Investment $	Cash Flow $	NPV/BOE $/BOE
0	51,679	0.0	51,679	5.07
5	49,038	0.0	49,038	4.81
8	47,162	0.0	47,162	4.63
10	45,876	0.0	45,876	4.50
15	42,695	0.0	42,695	4.19
20	39,712	0.0	39,712	3.90

CAPITAL (undisc)

		Unrisked	Risked
Cost Of Prod.	$/BOEPD	0.00	0.00
Cost Of Reserves	$/BOE	0.00	0.00
Prob Of Success	%	100.00	100.00
Chance Of	%	100.00	100.00

ECONOMIC INDICATORS

		BTAX			
		Unrisked		Risked	
Discount Rate	(%)		10.0		10.0
Payout	(Yrs)		0.00		0.00
Discounted Payout	(Yrs)		0.00		0.00
DCF Rate of Return	(%)	>	200.0	>	200.0
NPV/Undisc Invest			0.0		0.0
NPV/Disc Invest			0.0		0.0
Undisc NPV/Undisc Invest			0.0		0.0
NPV/DIS Cap Exposure			0.0		0.0
NPV/BOEPD	(M$/boepd)		11.3		11.3

FIRST 12 MONTHS AVG. PERFORMANCE (undisc)

		WI		Co. Share	
		Unrisked	Risked	Unrisked	Risked
Prod (3 Mo Ave)	(BOEPD)	4.17	4.17	4.17	4.17
Prod (12 Mo Ave)	(BOEPD)	4.05	4.05	4.05	4.05
Price	($/BOE)	34.76	34.76	34.76	34.76
Royalties	($/BOE)	7.67	7.67	7.67	7.67
Operating Costs	($/BOE)	17.14	17.14	17.14	17.14
NetBack	($/BOE)	9.95	9.95	9.95	9.95
Recycle Ratio	(ratio)	0.00	0.00	0.00	0.00

INSITE Petroleum Consultants Ltd.

Legend Energy Canada Ltd.
INPUT DATA SHEET
Dec 31, 2013 Constant Prices and Costs (SEC Compliant) (CAD)

Effective December 31, 2013

GENERAL

Property:	Medicine River	Operator:	LEGEND ENERGY CANADA LTD.
Location:	02/02-25-038-03W5/0	Formation	
Category	NRA	Calculation Type:	
Type:	Undefined	Class:	Undefined
Current Status:	ABANDONED ZONE	Current Status Date:	2007-12-09
Alt ID:			

Entity Comments:

ZONE

Rig Release Date:	2007-11-28	Top Depth:	ft KB
Kelly Bushing:	3,047.9 ft SS	Total Depth:	7,021.0 ft KB
Pool Name:		Midpoint Perf Depth:	ft KB

RESERVOIR & RESERVES SUMMARY   (* data from volumetric tab)

Reservoir Parameters *		Oil		Gas	
Formation Top:	ft	Original Volume In Place:	Mbbl	Original Volume In Place:	MMcf
Gas/Oil Contact:	ft	Recovery Factor:	Fraction	Recovery Factor:	Fraction
Water Contact:	ft	Ultimate Recoverable:	0.0 Mbbl	Ultimate Recoverable:	0.0 MMcf
Production Area:	acre	Cumulative Production:	0.0 Mbbl	Cumulative Production:	0.0 MMcf
Net Pay:	ft	Remaining Recoverable:	0.0 Mbbl	Remaining Recoverable:	0.0 MMcf
Reservoir Volume:	0.0 acre-ft	Oil Shrinkage: *	Fraction	Sales Gas:	0.0 MMcf
Porosity:	Fraction			Oil Saturation: *	Fraction
Water Saturation:	Fraction			Z Factor: *	Fraction
Initial Pressure:	psi			Surface Loss:	0.00 Fraction
Initial Temp:	F			H2S Content:	Fraction
				CO2 Content:	Fraction

Volumetric Remarks:

Category Remarks:

FORECAST RATES AND TRENDS

On Production Date:		GOR:	scf/bbl
Lift Type:		OGR:	bbl/MMcf
Oil Gravity:	API	Water Cut:	%
Heating Value:	Btu/scf	WGR:	bbl/MMcf

Remaining Reserves

Gas:	0.0 Mcf	Oil:	0.0 Mbbl
Number of Trends:	0		

Trends

Reserve Notes

Supporting Data Comments:

PRODUCT RESERVES & RATIOS (Sales Basis)*

	Reserve	Yield	ISC
Ethane			
Propane			
Butane			
Pentane+			
Field Condensate			
Sulphur			

* Items have details

INTERESTS AND BURDENS

Acquisition Date:	2011-07-01
Disposition Date:	

Interests	Lessor	Burdens
72.8349% WI	Freehold 20% Manual	

Participant Remarks:

INSITE
Petroleum Consultants Ltd.

Legend Energy Canada Ltd.
INPUT DATA SHEET
Dec 31, 2013 Constant Prices and Costs (SEC Compliant) (CAD)

Effective December 31, 2013

GENERAL

Property:	Medicine River	Operator:	LEGEND ENERGY CANADA LTD.
Location:	02/02-25-038-03W5/2	Formation:	MANNVILLE
Category:	PDNP	Calculation Type:	Performance
Type:	Gas	Class:	Conventional
Current Status:	FLOWING GAS	Current Status Date:	2007-12-27
Alt ID:			

Entity Comments:

ZONE

Rig Release Date:	2007-11-28	Top Depth:	6,345.1 ft KB
Kelly Bushing:	3,047.9 ft SS	Total Depth:	7,021.0 ft KB
Pool Name:	UPPER MANNVILLE J	Midpoint Perf Depth:	6,351.0 ft KB

RESERVOIR & RESERVES SUMMARY (* data from volumetric tab)

Reservoir Parameters *		Oil		Gas	
Formation Top:	ft	Original Volume In Place:	Mbbl	Original Volume In Place:	MMcf
Gas/Oil Contact:	ft	Recovery Factor:	Fraction	Recovery Factor:	Fraction
Water Contact:	ft	Ultimate Recoverable:	0.0 Mbbl	Ultimate Recoverable:	625.0 MMcf
Production Area:	320 acre	Cumulative Production:	0.0 Mbbl	Cumulative Production:	605.8 MMcf
Net Pay:	4.59 ft	Remaining Recoverable:	0.0 Mbbl	Remaining Recoverable:	19.2 MMcf
Reservoir Volume:	1,469.8 acre-ft	Oil Shrinkage: *	Fraction	Sales Gas:	16.3 MMcf
Porosity:	0.135 Fraction			Oil Saturation: *	Fraction
Water Saturation:	0.300 Fraction			Z Factor: *	0.8518 Fraction
Initial Pressure:	1,940.6 psi			Surface Loss:	0.15 Fraction
Initial Temp:	149 F			H2S Content:	0.0000 Fraction
				CO2 Content:	0.0066 Fraction

Volumetric Remarks:

Category Remarks:

FORECAST RATES AND TRENDS

On Production Date:	2007-12-27	GOR:	scf/bbl
Lift Type:		OGR:	bbl/MMcf
Oil Gravity:	API	Water Cut:	%
Heating Value:	1,048 Btu/scf	WGR:	bbl/MMcf

Remaining Reserves

Gas:	19,221.4 Mcf	Oil:	0.0 Mbbl

Number of Trends: 1

Trends	1
Product:	Gas
Start Date:	2014-05-01
End Date:	2016-02-27
Initial Rate:	40 Mcf/day
Rate at Effective Date:	40 Mcf/day
Final Rate:	20 Mcf/day
Decline Exponent:	0.000
Min Effective Decline:	
Final Cum:	625,000.0 Mcf

Reserve Notes

Supporting Data Comments: Requires installation of plunger lift.

PRODUCT RESERVES & RATIOS (Sales Basis)*

	Reserve	Yield	ISC
Ethane			0.0571 Molar Fraction
Propane	446 bbl	27.30 bbl/MMcf	0.0000 Molar Fraction
Butane	243 bbl	14.90 bbl/MMcf	0.0000 Molar Fraction
Pentane+	106 bbl	6.50 bbl/MMcf	0.0000 Molar Fraction
Field Condensate			
Sulphur			

* Items have details

INTERESTS AND BURDENS

Acquisition Date: 2011-07-01
Disposition Date:

Interests	Lessor	Burdens
72.8349% WI	Freehold 20% Manual	2.682% GORR

Participant Remarks:

INSITE Petroleum Consultants Ltd.

Legend Energy Canada Ltd.
PRODUCTION AND FORECAST

Effective December 31, 2013

Operator:	**LEGEND ENERGY CANADA LTD.**		**Medicine River**
Province:	**Alberta**		**02/02-25-038-03W5/2**
Field:	**SYLVAN LAKE**		**PDNP**
Pool:	**UPPER MANNVILLE J**		
Unit:			
Status:	**FLOWING GAS**		



Cumulative Gas Production (Mcf)
Calendar Daily Gas Production (Mcf/day)
Water/Gas Ratio (bbl/MMcf)
Hours Of Production (hours)
Gas Qf
Acq
Eff
End Of Hist
Time (Years)



Calendar Daily Gas Production (Mcf/day)
Gas Qf
End Of Hist
Cumulative Gas Production (Mcf)

Oil Cum	(bbl)	0	Gas Cum	(Mcf)	605,779	Water Cum	(bbl)	549	FCond Cum	(bbl)	0
Oil Rem Rec	(bbl)	0	Gas Rem Rec	(Mcf)	19,221	Water Rem Rec	(bbl)	0	FCond Rem Rec	(bbl)	681
Oil Ult Rec	(bbl)	0	Gas Ult Rec	(Mcf)	625,000	Water Ult Rec	(bbl)	549	FCond Ult Rec	(bbl)	681

Forecast Start (T0)	05/01/2014	Calculation Type	Performance	Est Cum Prod (Mcf)	605,779	Decline Exp	0.000
Forecast End (Tf)	02/26/2016	OVIP (Volumetric) (Mcf)	803,325	Remaining Rec (Mcf)	19,221	Initial Decline (De)	31.6
Initial Rate (qi) (Mcf/day)	40.0	Rec Factor (Volumetric)	0.778	Gas Surface Loss	0.15	Reserve Life Index	1.58
Final Rate (qf) (Mcf/day)	20.0	Ult Recoverable (Mcf)	625,000	Gas Total Sales (Mcf)	16,338	Reserve Half Life	0.77

Legend Energy Canada Ltd.
CASH FLOW
Dec 31, 2013 Constant Prices and Costs (SEC Compliant) (CAD)

Location : Medicine River, Alberta
Entity : 02/02-25-038-03W5/2
Formation : MANNVILLE
Effective December 31, 2013

Interests: 72.8349% WI

Lease Burden: 2.682% GORR
Lessor: Freehold 20% Manual

Total Proved Developed Non-Producing Reserves

OIL, GAS & SULPHUR SUMMARY

	COMPANY OIL							COMPANY SALES GAS							SULPHUR		TOTAL	
	Wells	Pool Rates bbl/d	Pool Volumes bbl	WI Volume bbl	RI Volume bbl	Price $/bbl	Revenue $	Wells	Pool Rates Mcf/d	Pool Volumes Mcf	WI Volume Mcf	RI Volume Mcf	Price $/Mcf	Revenue $	Co. Share Volume lt	Price $/lt	WI Rates boe/d	Co. Share Rates boe/d
2014	0.0	0	0.0	0.0	0.0	0.00	0	1.0	20	7,353.0	5,355.5	0.0	3.31	17,736	0.0	0.00	3	3
2015	0.0	0	0.0	0.0	0.0	0.00	0	1.0	22	8,002.0	5,628.2	0.0	3.31	19,301	0.0	0.00	3	3
2016	0.0	0	0.0	0.0	0.0	0.00	0	1.0	2	549.8	400.4	0.0	3.31	1,326	0.0	0.00	0	0
2017	0.0	0	0.0	0.0	0.0	0.00	0	0.0	0	0.0	0.0	0.0	0.00	0	0.0	0.00	0	0
2018	0.0	0	0.0	0.0	0.0	0.00	0	0.0	0	0.0	0.0	0.0	0.00	0	0.0	0.00	0	0
2019	0.0	0	0.0	0.0	0.0	0.00	0	0.0	0	0.0	0.0	0.0	0.00	0	0.0	0.00	0	0
2020	0.0	0	0.0	0.0	0.0	0.00	0	0.0	0	0.0	0.0	0.0	0.00	0	0.0	0.00	0	0
2021	0.0	0	0.0	0.0	0.0	0.00	0	0.0	0	0.0	0.0	0.0	0.00	0	0.0	0.00	0	0
2022	0.0	0	0.0	0.0	0.0	0.00	0	0.0	0	0.0	0.0	0.0	0.00	0	0.0	0.00	0	0
2023	0.0	0	0.0	0.0	0.0	0.00	0	0.0	0	0.0	0.0	0.0	0.00	0	0.0	0.00	0	0
Sub			0.0	0.0	0.0	0.00	0			15,904.8	11,584.2	0.0	3.31	38,363	0.0	0.00		
Rem			0.0	0.0	0.0	0.00	0			0.0	0.0	0.0	0.00	0	0.0	0.00		
Total			0.0	0.0	0.0	0.00	0			15,904.8	11,584.2	0.0	3.31	38,363	0.0	0.00		

NGL SUMMARY

	CONDENSATE				ETHANE				PROPANE				BUTANE				TOTAL NGL		
	WI Volume bbl	RI Volume bbl	Price $/bbl	Co. Share Revenue $	WI Volume bbl	RI Volume bbl	Price $/bbl	Co. Share Revenue $	WI Volume bbl	RI Volume bbl	Price $/bbl	Co. Share Revenue $	WI Volume bbl	RI Volume bbl	Price $/bbl	Co. Share Revenue $	WI Volume bbl	RI Volumes bbl	CS Net Volumes bbl
2014	34.8	0.0	98.25	3,420.3	0.0	0.0	0.00	0.0	146.2	0.0	35.40	5,175.8	79.8	0.0	56.08	4,474.8	260.8	0.0	201.7
2015	37.9	0.0	98.25	3,722.2	0.0	0.0	0.00	0.0	159.1	0.0	35.40	5,632.6	86.8	0.0	56.08	4,869.7	283.8	0.0	219.5
2016	2.6	0.0	98.25	255.7	0.0	0.0	0.00	0.0	10.9	0.0	35.40	387.0	6.0	0.0	56.08	334.6	19.5	0.0	15.1
2017	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.0
2018	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.0
2019	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.0
2020	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.0
2021	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.0
2022	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.0
2023	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.0
Sub	75.3	0.0	98.25	7,398.3	0.0	0.0	0.00	0.0	316.2	0.0	35.40	11,195.4	172.6	0.0	56.08	9,679.0	564.2	0.0	436.2
Rem	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.0
Total	75.3	0.0	98.25	7,398.3	0.0	0.0	0.00	0.0	316.2	0.0	35.40	11,195.4	172.6	0.0	56.08	9,679.0	564.2	0.0	436.2

CASH FLOW BTAX

	Company Revenue $	Crown Royalty $	Freehold Royalty $	ORR Royalty $	Mineral Tax $	Total Royalty Burden %	Net Rev After Royalties $	Other Income $	Sask Corp Cap Tax $	Fixed Oper Expense $	Variable Operating Expense $	Other Expenses $	Total Operating Costs $	Abandon Cost & Salvage $	Net Operating Income $	Total Investment $	NET Cash Flow $	CUM Cash Flow $	Disc Cash Flow (10%) $
2014	30,807	0.0	5,304.5	711.3	418.7	21	24,372	0.0	0.0	9,905.5	7,069.3	0.0	16,974.9	0.0	7,397	18,208.7	-10,811	-10,811	-10,893
2015	33,526	0.0	5,772.6	774.1	412.2	21	26,567	0.0	0.0	14,858.3	7,693.3	0.0	22,551.6	0.0	4,015	0.0	4,015	-6,796	3,528
2016	2,303	0.0	396.6	53.2	26.6	21	1,827	0.0	0.0	1,238.2	528.6	0.0	1,766.8	21,340.6	-21,280	0.0	-21,280	-28,077	-17,521
2017	0	0.0	0.0	0.0	0.0	0	0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0	0.0	0	-28,077	0
2018	0	0.0	0.0	0.0	0.0	0	0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0	0.0	0	-28,077	0
2019	0	0.0	0.0	0.0	0.0	0	0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0	0.0	0	-28,077	0
2020	0	0.0	0.0	0.0	0.0	0	0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0	0.0	0	-28,077	0
2021	0	0.0	0.0	0.0	0.0	0	0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0	0.0	0	-28,077	0
2022	0	0.0	0.0	0.0	0.0	0	0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0	0.0	0	-28,077	0
2023	0	0.0	0.0	0.0	0.0	0	0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0	0.0	0	-28,077	0
Sub	66,636	0.0	11,473.7	1,538.6	857.5	21	52,766	0.0	0.0	26,002.1	15,291.2	0.0	41,293.2	21,340.6	-9,868	18,208.7	-28,077	-28,077	-24,886
Rem	0	0.0	0.0	0.0	0.0	0	0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0	0.0	0	-28,077	0
Total	66,636	0.0	11,473.7	1,538.6	857.5	21	52,766	0.0	0.0	26,002.1	15,291.2	0.0	41,293.2	21,340.6	-9,868	18,208.7	-28,077	-28,077	-24,886

CO. SHARE RESERVES LIFE (years)

Reserves Half Life	0.8
RLI (Principal Product)	1.54
Reserves Life	1.75
RLI (BOE)	1.5

TOTAL RESERVES - SALES

	GROSS	WI	CO SH	NET
Oil (bbl)	0	0	0	0
Gas (Mcf)	15,905	11,584	11,584	8,957
Gas (bbl)	2,651	1,931	1,931	1,493
*NGL (bbl)	671	489	489	378
Cond (bbl)	103	75	75	58
Total (bbl)	3,425	2,495	2,495	1,929

*This NGL Value includes only Ethane, Propane and Butane. Condensate and Field Condensate are included in the Condensate line.

NET PRESENT VALUES BEFORE TAX

Discount Rate %	Op Income $	Investment $	Cash Flow $	NPV/BOE $/BOE
0	(9,868)	18,208.7	(28,077)	(11.25)
5	(8,333)	18,029.7	(26,363)	(10.57)
8	(7,524)	17,927.2	(25,451)	(10.20)
10	(7,025)	17,860.7	(24,886)	(9.97)
15	(5,904)	17,700.6	(23,604)	(9.46)
20	(4,936)	17,548.8	(22,485)	(9.01)

CAPITAL (undisc)

		Unrisked	Risked
Cost Of Prod.	$/BOEPD	4,106.22	4,106.22
Cost Of Reserves	$/BOE	7.30	7.30
Prob Of Success	%	100.00	100.00
Chance Of	%	100.00	100.00

ECONOMIC INDICATORS

		BTAX Unrisked	BTAX Risked
Discount Rate	(%)	10.0	10.0
Payout	(Yrs)	0.00	0.00
Discounted Payout	(Yrs)	0.00	0.00
DCF Rate of Return	(%)	0.0	0.0
NPV/Undisc Invest		-1.4	-1.4
NPV/Disc Invest		-1.4	-1.4
Undisc NPV/Undisc Invest		-1.5	-1.5
NPV/DIS Cap Exposure		-1.4	-1.4
NPV/BOEPD	(M$/boepd)	-5.6	-5.6

FIRST 12 MONTHS AVG. PERFORMANCE (undisc)

		WI Unrisked	WI Risked	Co. Share Unrisked	Co. Share Risked
Prod (3 Mo Ave)	(BOEPD)	5.09	5.09	5.09	5.09
Prod (12 Mo Ave)	(BOEPD)	4.43	4.43	4.43	4.43
Price	($/BOE)	26.71	26.71	26.71	26.71
Royalties	($/BOE)	5.57	5.57	5.57	5.57
Operating Costs	($/BOE)	15.30	15.30	15.30	15.30
NetBack	($/BOE)	5.83	5.83	5.83	5.83
Recycle Ratio	(ratio)	0.80	0.80	0.80	0.80

INSITE Petroleum Consultants Ltd.

Effective December 31, 2013

GENERAL

Property:	Medicine River	Operator:	LEGEND ENERGY CANADA LTD.
Location:	02/02-25-038-03W5/2	Formation:	MANNVILLE
Category:	P+P	Calculation Type:	Performance
Type:	Gas	Class:	Conventional
Current Status:	FLOWING GAS	Current Status Date:	2007-12-27
Alt ID:			

Entity Comments:

ZONE

Rig Release Date:	2007-11-28	Top Depth:	6,345.1 ft KB
Kelly Bushing:	3,047.9 ft SS	Total Depth:	7,021.0 ft KB
Pool Name:	UPPER MANNVILLE J	Midpoint Perf Depth:	6,351.0 ft KB

RESERVOIR & RESERVES SUMMARY   (* data from volumetric tab)

Reservoir Parameters *		Oil			Gas		
Formation Top:	ft	Original Volume In Place:		Mbbl	Original Volume In Place:		MMcf
Gas/Oil Contact:	ft	Recovery Factor:		Fraction	Recovery Factor:		Fraction
Water Contact:	ft	Ultimate Recoverable:		0.0 Mbbl	Ultimate Recoverable:	630.0	MMcf
Production Area:	320 acre	Cumulative Production:		0.0 Mbbl	Cumulative Production:	605.8	MMcf
Net Pay:	4.59 ft	Remaining Recoverable:		0.0 Mbbl	Remaining Recoverable:	24.2	MMcf
Reservoir Volume:	1,469.8 acre-ft	Oil Shrinkage: *		Fraction	Sales Gas:	20.6	MMcf
Porosity:	0.135 Fraction				Oil Saturation: *		Fraction
Water Saturation:	0.300 Fraction				Z Factor: *	0.8518	Fraction
Initial Pressure:	1,940.6 psi				Surface Loss:	0.15	Fraction
Initial Temp:	149 F				H2S Content:	0.0000	Fraction
					CO2 Content:	0.0066	Fraction

Volumetric Remarks:

Category Remarks:

FORECAST RATES AND TRENDS

On Production Date:	2007-12-27	GOR:	scf/bbl
Lift Type:		OGR:	bbl/MMcf
Oil Gravity:	API	Water Cut:	%
Heating Value:	1,048 Btu/scf	WGR:	bbl/MMcf

Remaining Reserves

Gas:	24,221.4 Mcf	Oil:	0.0 Mbbl

Number of Trends: 1

Trends   1

Product:	Gas
Start Date:	2014-05-01
End Date:	2016-08-18
Initial Rate:	40 Mcf/day
Rate at Effective Date:	40 Mcf/day
Final Rate:	20 Mcf/day
Decline Exponent:	0.000
Min Effective Decline:	
Final Cum:	630,000.0 Mcf

Reserve Notes

Supporting Data Comments: Requires installation of plunger lift.

PRODUCT RESERVES & RATIOS (Sales Basis)*

	Reserve	Yield	ISC
Ethane			0.0571 Molar Fraction
Propane	562 bbl	27.30 bbl/MMcf	0.0000 Molar Fraction
Butane	307 bbl	14.90 bbl/MMcf	0.0000 Molar Fraction
Pentane+	134 bbl	6.50 bbl/MMcf	0.0000 Molar Fraction
Field Condensate			
Sulphur			

* Items have details

INTERESTS AND BURDENS

Acquisition Date: 2011-07-01
Disposition Date:

Interests	Lessor	Burdens
72.8349% WI	Freehold 20% Manual	2.682% GORR

Participant Remarks:

Legend Energy Canada Ltd.
PRODUCTION AND FORECAST

Effective December 31, 2013

Operator:	LEGEND ENERGY CANADA LTD.
Province:	Alberta
Field:	SYLVAN LAKE
Pool:	UPPER MANNVILLE J
Unit:	
Status:	FLOWING GAS

Medicine River
02/02-25-038-03W5/2
P+P



Cumulative Gas Production (Mcf)
Calendar Daily Gas Production (Mcf/day)
Water/Gas Ratio (bbl/MMcf)
Hours Of Production (hours)
Gas Qf
Acq
Eff
End Of Hist
Time (Years)
2008
2009
2010
2011
2012
2013
2014
2015
2016



Calendar Daily Gas Production (Mcf/day)
Gas Qf
End Of Hist
Cumulative Gas Production (Mcf)

Oil Cum	(bbl)	0	Gas Cum	(Mcf)	605,779	Water Cum	(bbl)	549	FCond Cum	(bbl)	0
Oil Rem Rec	(bbl)	0	Gas Rem Rec	(Mcf)	24,221	Water Rem Rec	(bbl)	0	FCond Rem Rec	(bbl)	681
Oil Ult Rec	(bbl)	0	Gas Ult Rec	(Mcf)	630,000	Water Ult Rec	(bbl)	549	FCond Ult Rec	(bbl)	681

Forecast Start (T0)	05/01/2014	Calculation Type	Performance	Est Cum Prod (Mcf)	605,779	Decline Exp	0.000
Forecast End (Tf)	08/17/2016	OVIP (Volumetric) (Mcf)	803,325	Remaining Rec (Mcf)	24,221	Initial Decline (De)	26.0
Initial Rate (qi) (Mcf/day)	40.0	Rec Factor (Volumetric)	0.784	Gas Surface Loss	0.15	Reserve Life Index	1.92
Final Rate (qf) (Mcf/day)	20.0	Ult Recoverable (Mcf)	630,000	Gas Total Sales (Mcf)	20,588	Reserve Half Life	0.96

INSITE Petroleum Consultants Ltd.

Location : Medicine River, Alberta
Entity : 02/02-25-038-03W5/2
Formation : MANNVILLE
Effective December 31, 2013

Interests: 72.8349% WI

Lease Burden: 2.682% GORR

Lessor: Freehold 20% Manual

Total Proved Plus Probable Reserves

OIL, GAS & SULPHUR SUMMARY

	COMPANY OIL							COMPANY SALES GAS							SULPHUR		TOTAL	
	Wells	Pool Rates	Pool Volumes	WI Volume	RI Volume	Price	Revenue	Wells	Pool Rates	Pool Volumes	WI Volume	RI Volume	Price	Revenue	Co. Share Volume	Price	WI Rates	Co. Share Rates
		bbl/d	bbl	bbl	bbl	$/bbl	$		Mcf/d	Mcf	Mcf	Mcf	$/Mcf	$	lt	$/lt	boe/d	boe/d
2014	0.0	0	0.0	0.0	0.0	0.00	0	1.0	21	7,541.5	5,492.8	0.0	3.31	18,190	0.0	0.00	3	3
2015	0.0	0	0.0	0.0	0.0	0.00	0	1.0	24	8,752.1	6,374.6	0.0	3.31	21,111	0.0	0.00	4	4
2016	0.0	0	0.0	0.0	0.0	0.00	0	1.0	11	4,013.1	2,922.9	0.0	3.31	9,680	0.0	0.00	2	2
2017	0.0	0	0.0	0.0	0.0	0.00	0	0.0	0	0.0	0.0	0.0	0.00	0	0.0	0.00	0	0
2018	0.0	0	0.0	0.0	0.0	0.00	0	0.0	0	0.0	0.0	0.0	0.00	0	0.0	0.00	0	0
2019	0.0	0	0.0	0.0	0.0	0.00	0	0.0	0	0.0	0.0	0.0	0.00	0	0.0	0.00	0	0
2020	0.0	0	0.0	0.0	0.0	0.00	0	0.0	0	0.0	0.0	0.0	0.00	0	0.0	0.00	0	0
2021	0.0	0	0.0	0.0	0.0	0.00	0	0.0	0	0.0	0.0	0.0	0.00	0	0.0	0.00	0	0
2022	0.0	0	0.0	0.0	0.0	0.00	0	0.0	0	0.0	0.0	0.0	0.00	0	0.0	0.00	0	0
2023	0.0	0	0.0	0.0	0.0	0.00	0	0.0	0	0.0	0.0	0.0	0.00	0	0.0	0.00	0	0
Sub			0.0	0.0	0.0	0.00	0			20,306.6	14,790.3	0.0	3.31	48,981	0.0	0.00		
Rem			0.0	0.0	0.0	0.00	0			0.0	0.0	0.0	0.00	0	0.0	0.00		
Total			0.0	0.0	0.0	0.00	0			20,306.6	14,790.3	0.0	3.31	48,981	0.0	0.00		

NGL SUMMARY

	CONDENSATE				ETHANE				PROPANE				BUTANE				TOTAL NGL		
	WI Volume	RI Volume	Price	Co. Share Revenue	WI Volume	RI Volume	Price	Co. Share Revenue	WI Volume	RI Volume	Price	Co. Share Revenue	WI Volume	RI Volume	Price	Co. Share Revenue	WI Volume	RI Volumes	CS Net Volumes
	bbl	bbl	$/bbl	$	bbl	bbl	$/bbl	$	bbl	bbl	$/bbl	$	bbl	bbl	$/bbl	$	bbl	bbl	bbl
2014	35.7	0.0	98.25	3,508.0	0.0	0.0	0.00	0.0	150.0	0.0	35.40	5,308.4	81.8	0.0	56.08	4,589.5	267.5	0.0	206.8
2015	41.4	0.0	98.25	4,071.1	0.0	0.0	0.00	0.0	174.0	0.0	35.40	6,160.6	95.0	0.0	56.08	5,326.2	310.4	0.0	240.0
2016	19.0	0.0	98.25	1,866.7	0.0	0.0	0.00	0.0	79.8	0.0	35.40	2,824.8	43.6	0.0	56.08	2,442.2	142.3	0.0	110.1
2017	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.0
2018	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.0
2019	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.0
2020	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.0
2021	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.0
2022	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.0
2023	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.0
Sub	96.1	0.0	98.25	9,445.9	0.0	0.0	0.00	0.0	403.8	0.0	35.40	14,293.8	220.4	0.0	56.08	12,357.9	720.3	0.0	556.9
Rem	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.0
Total	96.1	0.0	98.25	9,445.9	0.0	0.0	0.00	0.0	403.8	0.0	35.40	14,293.8	220.4	0.0	56.08	12,357.9	720.3	0.0	556.9

CASH FLOW BTAX

	Company Revenue	Crown Royalty	Freehold Royalty	ORR Royalty	Mineral Tax	Total Royalty Burden	Net Rev After Royalties	Other Income	Sask Corp Cap Tax	Fixed Oper Expense	Variable Operating Expense	Other Expenses	Total Operating Costs	Abandon Cost & Salvage	Net Operating Income	Total Investment	NET Cash Flow	CUM Cash Flow	Disc Cash Flow (10%)
	$	$	$	$	$	%	$	$	$	$	$	$	$	$	$	$	$	$	$
2014	31,596	0.0	5,440.4	729.6	433.0	21	24,993	0.0	0.0	9,905.5	7,250.5	0.0	17,156.1	0.0	7,837	18,208.7	-10,371	-10,371	-10,464
2015	36,668	0.0	6,313.8	846.7	462.7	21	29,045	0.0	0.0	14,858.3	8,414.4	0.0	23,272.7	0.0	5,773	0.0	5,773	-4,599	5,046
2016	16,814	0.0	2,895.0	388.2	197.7	21	13,333	0.0	0.0	8,667.4	3,858.3	0.0	12,525.6	21,340.6	-20,534	0.0	-20,534	-25,132	-16,101
2017	0	0.0	0.0	0.0	0.0	0	0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0	0.0	0	-25,132	0
2018	0	0.0	0.0	0.0	0.0	0	0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0	0.0	0	-25,132	0
2019	0	0.0	0.0	0.0	0.0	0	0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0	0.0	0	-25,132	0
2020	0	0.0	0.0	0.0	0.0	0	0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0	0.0	0	-25,132	0
2021	0	0.0	0.0	0.0	0.0	0	0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0	0.0	0	-25,132	0
2022	0	0.0	0.0	0.0	0.0	0	0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0	0.0	0	-25,132	0
2023	0	0.0	0.0	0.0	0.0	0	0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0	0.0	0	-25,132	0
Sub	85,078	0.0	14,649.2	1,964.5	1,093.4	21	67,371	0.0	0.0	33,431.2	19,523.2	0.0	52,954.4	21,340.6	-6,924	18,208.7	-25,132	-25,132	-21,540
Rem	0.0	0.0	0.0	0.0	0.0	0	0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0	0.0	0	-25,132	0
Total	85,078	0.0	14,649.2	1,964.5	1,093.4	21	67,371	0.0	0.0	33,431.2	19,523.2	0.0	52,954.4	21,340.6	-6,924	18,208.7	-25,132	-25,132	-21,540

CO. SHARE RESERVES LIFE (years)

Reserves Half Life	1.0
RLI (Principal Product)	1.90
Reserves Life	2.25
RLI (BOE)	1.9

TOTAL RESERVES - SALES

	GROSS	WI	CO SH	NET
Oil (bbl)	0	0	0	0
Gas (Mcf)	20,307	14,790	14,790	11,436
Gas (bbl)	3,384	2,465	2,465	1,906
*NGL (bbl)	857	624	624	483
Cond (bbl)	132	96	96	74
Total (bbl)	4,373	3,185	3,185	2,463

*This NGL Value includes only Ethane, Propane and Butane. Condensate and Field Condensate are included in the Condensate line.

NET PRESENT VALUES BEFORE TAX

Discount Rate	Op Income	Investment	Cash Flow	NPV/BOE
%	$	$	$	$/BOE
0	(6,924)	18,208.7	(25,132)	(7.89)
5	(5,145)	18,029.7	(23,175)	(7.28)
8	(4,232)	17,927.2	(22,159)	(6.96)
10	(3,679)	17,860.7	(21,540)	(6.76)
15	(2,463)	17,700.6	(20,164)	(6.33)
20	(1,448)	17,548.8	(18,997)	(5.96)

CAPITAL (undisc)

		Unrisked	Risked
Cost Of Prod.	$/BOEPD	3,957.15	3,957.15
Cost Of Reserves	$/BOE	5.72	5.72
Prob Of Success	%	100.00	100.00
Chance Of	%	100.00	100.00

ECONOMIC INDICATORS

		BTAX	
		Unrisked	Risked
Discount Rate	(%)	10.0	10.0
Payout	(Yrs)	0.00	0.00
Discounted Payout	(Yrs)	0.00	0.00
DCF Rate of Return	(%)	0.0	0.0
NPV/Undisc Invest		-1.2	-1.2
NPV/Disc Invest		-1.2	-1.2
Undisc NPV/Undisc Invest		-1.4	-1.4
NPV/DIS Cap Exposure		-1.2	-1.2
NPV/BOEPD	(M$/boepd)	-4.7	-4.7

FIRST 12 MONTHS AVG. PERFORMANCE (undisc)

		WI		Co. Share	
		Unrisked	Risked	Unrisked	Risked
Prod (3 Mo Ave)	(BOEPD)	5.14	5.14	5.14	5.14
Prod (12 Mo Ave)	(BOEPD)	4.60	4.60	4.60	4.60
Price	($/BOE)	26.71	26.71	26.71	26.71
Royalties	($/BOE)	5.58	5.58	5.58	5.58
Operating Costs	($/BOE)	14.97	14.97	14.97	14.97
NetBack	($/BOE)	6.16	6.16	6.16	6.16
Recycle Ratio	(ratio)	1.08	1.08	1.08	1.08

insite Petroleum Consultants Ltd.

Legend Energy Canada Ltd.
INPUT DATA SHEET
Dec 31, 2013 Constant Prices and Costs (SEC Compliant) (CAD)

Effective December 31, 2013

GENERAL

Property:	Medicine River	Operator:	INTERNATIONAL SOVEREIGN ENERGY CORP.
Location:	02/02-25-038-03W5/3	Formation:	BELLY R/EDMONTON
Category	Probable	Calculation Type:	Other
Type:	Gas	Class:	Conventional
Current Status:	BEHIND PIPE	Current Status Date:	
Alt ID:			

Entity Comments:

ZONE

Rig Release Date:		Top Depth:	0.0 ft KB
Kelly Bushing:	0.0 ft SS	Total Depth:	0.0 ft KB
Pool Name:		Midpoint Perf Depth:	0.0 ft KB

RESERVOIR & RESERVES SUMMARY (* data from volumetric tab)

Reservoir Parameters *		**Oil**		**Gas**	
Formation Top:	ft	Original Volume In Place:	Mbbl	Original Volume In Place:	MMcf
Gas/Oil Contact:	ft	Recovery Factor:	Fraction	Recovery Factor:	Fraction
Water Contact:	ft	Ultimate Recoverable:	0.0 Mbbl	Ultimate Recoverable:	509.8 MMcf
Production Area:	acre	Cumulative Production:	0.0 Mbbl	Cumulative Production:	0.0 MMcf
Net Pay:	ft	Remaining Recoverable:	0.0 Mbbl	Remaining Recoverable:	509.8 MMcf
Reservoir Volume:	0.0 acre-ft	Oil Shrinkage: *	Fraction	Sales Gas:	458.8 MMcf
Porosity:	0.175 Fraction			Oil Saturation: *	Fraction
Water Saturation:	0.450 Fraction			Z Factor: *	0.9401 Fraction
Initial Pressure:	453.2 psi			Surface Loss:	0.10 Fraction
Initial Temp:	105 F			H2S Content:	Fraction
				CO2 Content:	Fraction

Volumetric Remarks:

Category Remarks: Reservoir parameters assumed to be similar to 05-30-38-02W5 well.
Belly River; 160 acres, Pay = 35.8 ft. Porosity = 17.5% SW = 45% Press. = 453.2 psi Temp = 105 F. RF = 60% Ultimate Reserves = 435,984 mcf.
Edmonton; 160 acres, Pay = 15.75 ft. Porosity = 22.5% SW = 45% Press. = 130.5 psi Temp = 61 F. RF = 60% Ultimate Reserves = 73,831 mcf.

FORECAST RATES AND TRENDS

On Production Date:		GOR:	scf/bbl
Lift Type:		OGR:	bbl/MMcf
Oil Gravity:	API	Water Cut:	%
Heating Value:	943 Btu/scf	WGR:	bbl/MMcf

Remaining Reserves

Gas:	509,815.0 Mcf	Oil:	0.0 Mbbl

Number of Trends: 1

Trends	1
Product:	Gas
Start Date:	2016-01-01
End Date:	2025-05-22
Initial Rate:	350 Mcf/day
Rate at Effective Date:	350 Mcf/day
Final Rate:	45 Mcf/day
Decline Exponent:	0.000
Min Effective Decline:	
Final Cum:	509,815.0 Mcf

Reserve Notes

Supporting Data Comments: Liquid rates assumed to be similar to 05-30 well.

PRODUCT RESERVES & RATIOS (Sales Basis)*

	Reserve	Yield	ISC
Ethane			
Propane	92 bbl	0.20 bbl/MMcf	
Butane	92 bbl	0.20 bbl/MMcf	
Pentane+	5 bbl	0.01 bbl/MMcf	
Field Condensate			
Sulphur			

* Items have details

INTERESTS AND BURDENS

Acquisition Date: 2011-07-01
Disposition Date:

Interests	Lessor	Burdens
62% WI	Freehold 20% Manual	2.682% GORR

Participant Remarks: Working interest not confirmed

INSITE Petroleum Consultants Ltd.

Legend Energy Canada Ltd.
CASH FLOW
Dec 31, 2013 Constant Prices and Costs (SEC Compliant) (CAD)

Location : Medicine River, Alberta
Entity : 02/02-25-038-03W5/3
Formation : BELLY R/EDMONTON
Effective December 31, 2013

Interests: 62% WI

Total Probable Reserves

Lease Burden: 2.682% GORR

Lessor: Freehold 20% Manual

OIL, GAS & SULPHUR SUMMARY

	COMPANY OIL						
	Wells	Pool Rates bbl/d	Pool Volumes bbl	WI Volume bbl	RI Volume bbl	Price $/bbl	Revenue $
2014	0.0	0	0.0	0.0	0.0	0.00	0
2015	0.0	0	0.0	0.0	0.0	0.00	0
2016	0.0	0	0.0	0.0	0.0	0.00	0
2017	0.0	0	0.0	0.0	0.0	0.00	0
2018	0.0	0	0.0	0.0	0.0	0.00	0
2019	0.0	0	0.0	0.0	0.0	0.00	0
2020	0.0	0	0.0	0.0	0.0	0.00	0
2021	0.0	0	0.0	0.0	0.0	0.00	0
2022	0.0	0	0.0	0.0	0.0	0.00	0
2023	0.0	0	0.0	0.0	0.0	0.00	0
Sub			0.0	0.0	0.0	0.00	0
Rem			0.0	0.0	0.0	0.00	0
Total			0.0	0.0	0.0	0.00	0

	COMPANY SALES GAS							SULPHUR		TOTAL	
	Wells	Pool Rates Mcf/d	Pool Volumes Mcf	WI Volume Mcf	RI Volume Mcf	Price $/Mcf	Revenue $	Co. Share Volume lt	Price $/lt	WI Rates boe/d	Co. Share Rates boe/d
2014	0.0	0	0.0	0.0	0.0	0.00	0	0.0	0.00	0	0
2015	0.0	0	0.0	0.0	0.0	0.00	0	0.0	0.00	0	0
2016	1.0	283	103,540.9	64,195.4	0.0	2.98	191,294	0.0	0.00	29	29
2017	1.0	227	82,976.5	51,445.4	0.0	2.98	153,301	0.0	0.00	24	24
2018	1.0	183	66,699.2	41,353.5	0.0	2.98	123,229	0.0	0.00	19	19
2019	1.0	147	53,615.1	33,241.3	0.0	2.98	99,055	0.0	0.00	15	15
2020	1.0	118	43,203.2	26,786.0	0.0	2.98	79,819	0.0	0.00	12	12
2021	1.0	95	34,622.5	21,466.0	0.0	2.98	63,966	0.0	0.00	10	10
2022	1.0	76	27,830.7	17,255.1	0.0	2.98	51,418	0.0	0.00	8	8
2023	1.0	61	22,371.3	13,870.2	0.0	2.98	41,332	0.0	0.00	6	6
Sub			434,859.4	269,612.8	0.0	2.98	803,414	0.0	0.00		
Rem			18,026.8	11,176.6	0.0	2.98	33,305	0.0	0.00		
Total			452,886.3	280,789.5	0.0	2.98	836,719	0.0	0.00		

NGL SUMMARY

	CONDENSATE				ETHANE			
	WI Volume bbl	RI Volume bbl	Price $/bbl	Co. Share Revenue $	WI Volume bbl	RI Volume bbl	Price $/bbl	Co. Share Revenue $
2014	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0
2015	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0
2016	0.6	0.0	97.20	62.4	0.0	0.0	0.00	0.0
2017	0.5	0.0	97.20	50.0	0.0	0.0	0.00	0.0
2018	0.4	0.0	97.20	40.2	0.0	0.0	0.00	0.0
2019	0.3	0.0	97.20	32.3	0.0	0.0	0.00	0.0
2020	0.3	0.0	97.20	26.0	0.0	0.0	0.00	0.0
2021	0.2	0.0	97.20	20.9	0.0	0.0	0.00	0.0
2022	0.2	0.0	97.20	16.8	0.0	0.0	0.00	0.0
2023	0.1	0.0	97.20	13.5	0.0	0.0	0.00	0.0
Sub	2.7	0.0	97.20	262.1	0.0	0.0	0.00	0.0
Rem	0.1	0.0	97.20	10.9	0.0	0.0	0.00	0.0
Total	2.8	0.0	97.20	272.9	0.0	0.0	0.00	0.0

	PROPANE				BUTANE				TOTAL NGL		
	WI Volume bbl	RI Volume bbl	Price $/bbl	Co. Share Revenue $	WI Volume bbl	RI Volume bbl	Price $/bbl	Co. Share Revenue $	WI Volume bbl	RI Volumes bbl	CS Net Volumes bbl
2014	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.0
2015	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.0
2016	12.8	0.0	33.52	430.3	12.8	0.0	56.77	728.9	26.3	0.0	20.4
2017	10.3	0.0	33.52	344.9	10.3	0.0	56.77	584.1	21.1	0.0	16.3
2018	8.3	0.0	33.52	277.2	8.3	0.0	56.77	469.5	17.0	0.0	13.1
2019	6.6	0.0	33.52	222.8	6.6	0.0	56.77	377.4	13.6	0.0	10.5
2020	5.4	0.0	33.52	179.6	5.4	0.0	56.77	304.1	11.0	0.0	8.5
2021	4.3	0.0	33.52	143.9	4.3	0.0	56.77	243.7	8.8	0.0	6.8
2022	3.5	0.0	33.52	115.7	3.5	0.0	56.77	195.9	7.1	0.0	5.5
2023	2.8	0.0	33.52	93.0	2.8	0.0	56.77	157.5	5.7	0.0	4.4
Sub	53.9	0.0	33.52	1,807.3	53.9	0.0	56.77	3,061.1	110.5	0.0	85.5
Rem	2.2	0.0	33.52	74.9	2.2	0.0	56.77	126.9	4.6	0.0	3.5
Total	56.2	0.0	33.52	1,882.3	56.2	0.0	56.77	3,188.0	115.1	0.0	89.0

CASH FLOW BTAX

	Company Revenue $	Crown Royalty $	Freehold Royalty $	ORR Royalty $	Mineral Tax $	Total Royalty Burden %	Net Rev After Royalties $	Other Income $	Sask Corp Cap Tax $
2014	0	0.0	0.0	0.0	0.0	0	0	0.0	0.0
2015	0	0.0	0.0	0.0	0.0	0	0	0.0	0.0
2016	192,516	0.0	28,232.0	3,785.9	7,423.9	20	153,074	0.0	0.0
2017	154,280	0.0	22,624.8	3,034.0	5,231.5	20	123,390	0.0	0.0
2018	124,015	0.0	18,186.5	2,438.8	3,680.2	20	99,710	0.0	0.0
2019	99,688	0.0	14,618.9	1,960.4	2,584.5	19	80,524	0.0	0.0
2020	80,329	0.0	11,780.0	1,579.7	1,822.1	19	65,147	0.0	0.0
2021	64,375	0.0	9,440.3	1,266.0	1,283.2	19	52,385	0.0	0.0
2022	51,746	0.0	7,588.5	1,017.6	912.4	18	42,228	0.0	0.0
2023	41,595	0.0	6,099.9	818.0	653.9	18	34,024	0.0	0.0
Sub	808,544	0.0	118,570.8	15,900.3	23,591.8	20	650,481	0.0	0.0
Rem	33,518	0.0	4,915.3	659.1	474.1	18	27,469	0.0	0.0
Total	842,062	0.0	123,486.1	16,559.5	24,065.9	19	677,951	0.0	0.0

	Fixed Oper Expense $	Variable Operating Expense $	Other Expenses $	Total Operating Costs $	Abandon Cost & Salvage $	Net Operating Income $	Total Investment $	NET Cash Flow $	CUM Cash Flow $	Disc Cash Flow (10%) $
2014	0.0	0.0	0.0	0.0	0.0	0	0.0	0	0	0
2015	0.0	0.0	0.0	0.0	0.0	0	204,600.0	-204,600	-204,600	-169,821
2016	12,648.0	84,737.9	0.0	97,385.9	0.0	55,688	0.0	55,688	-148,912	43,990
2017	12,648.0	67,907.9	0.0	80,555.9	0.0	42,834	0.0	42,834	-106,078	30,687
2018	12,648.0	54,586.7	0.0	67,234.7	0.0	32,475	0.0	32,475	-73,602	21,152
2019	12,648.0	43,878.6	0.0	56,526.6	0.0	23,997	0.0	23,997	-49,605	14,210
2020	12,648.0	35,357.5	0.0	48,005.5	0.0	17,141	0.0	17,141	-32,464	9,226
2021	12,648.0	28,335.1	0.0	40,983.1	0.0	11,402	0.0	11,402	-21,062	5,579
2022	12,648.0	22,776.7	0.0	35,424.7	0.0	6,803	0.0	6,803	-14,258	3,027
2023	12,648.0	18,308.7	0.0	30,956.7	0.0	3,067	0.0	3,067	-11,191	1,240
Sub	101,184.0	355,889.0	0.0	457,073.0	0.0	193,409	204,600.0	-11,191	-11,191	-40,707
Rem	12,648.0	14,753.2	0.0	27,401.2	17,062.4	-16,994	0.0	-16,994	-28,186	-6,247
Total	113,832.0	370,642.1	0.0	484,474.1	17,062.4	176,414	204,600.0	-28,186	-28,186	-46,955

CO. SHARE RESERVES LIFE (years)

Reserves Half Life	2.6
RLI (Principal Product)	4.37
Reserves Life	9.00
RLI (BOE)	4.4

TOTAL RESERVES - SALES

	GROSS	WI	CO SH	NET
Oil (bbl)	0	0	0	0
Gas (Mcf)	452,886	280,789	280,789	217,101
Gas (bbl)	75,481	46,798	46,798	36,183
*NGL (bbl)	181	112	112	87
Cond (bbl)	5	3	3	2
Total (bbl)	75,667	46,913	46,913	36,272

*This NGL Value includes only Ethane, Propane and Butane. Condensate and Field Condensate are included in the Condensate line.

NET PRESENT VALUES BEFORE TAX

Discount Rate %	Op Income $	Investment $	Cash Flow $	NPV/BOE $/BOE
0	176,414	204,600.0	(28,186)	(0.60)
5	146,524	185,987.7	(39,463)	(0.84)
8	131,680	176,022.4	(44,342)	(0.95)
10	122,866	169,820.5	(46,955)	(1.00)
15	104,014	155,686.9	(51,673)	(1.10)
20	88,864	143,258.4	(54,394)	(1.16)

CAPITAL (undisc)

		Unrisked	Risked
Cost Of Prod.	$/BOEPD	6,967.49	6,967.49
Cost Of Reserves	$/BOE	4.36	4.36
Prob Of Success	%	100.00	100.00
Chance Of	%	100.00	100.00

ECONOMIC INDICATORS

		BTAX Unrisked	BTAX Risked
Discount Rate	(%)	10.0	10.0
Payout	(Yrs)	0.00	0.00
Discounted Payout	(Yrs)	0.00	0.00
DCF Rate of Return	(%)	0.0	0.0
NPV/Undisc Invest		-0.2	-0.2
NPV/Disc Invest		-0.3	-0.3
Undisc NPV/Undisc Invest		-0.1	-0.1
NPV/DIS Cap Exposure		-0.3	-0.3
NPV/BOEPD	(M$/boepd)	-1.6	-1.6

FIRST 12 MONTHS AVG. PERFORMANCE (undisc)

		WI		Co. Share	
		Unrisked	Risked	Unrisked	Risked
Prod (3 Mo Ave)	(BOEPD)	31.76	31.76	31.76	31.76
Prod (12 Mo Ave)	(BOEPD)	29.36	29.36	29.36	29.36
Price	($/BOE)	17.95	17.95	17.95	17.95
Royalties	($/BOE)	3.68	3.68	3.68	3.68
Operating Costs	($/BOE)	9.08	9.08	9.08	9.08
NetBack	($/BOE)	5.19	5.19	5.19	5.19
Recycle Ratio	(ratio)	1.19	1.19	1.19	1.19

INSITE Petroleum Consultants Ltd.

Legend Energy Canada Ltd.
INPUT DATA SHEET
Dec 31, 2013 Constant Prices and Costs (SEC Compliant) (CAD)

Effective December 31, 2013

GENERAL

Property:	Medicine River	Operator:	LEGEND ENERGY CANADA LTD.
Location:	00/11-27-038-03W5/0	Formation	LEDUC
Category	Probable	Calculation Type:	Volumetric
Type:	Gas	Class:	Conventional
Current Status:	DRILLED AND CASED	Current Status Date:	1972-07-11
Alt ID:			

Entity Comments:

ZONE

Rig Release Date:	1972-07-04	Top Depth:	ft KB
Kelly Bushing:	3,071.9 ft SS	Total Depth:	9,000.0 ft KB
Pool Name:		Midpoint Perf Depth:	ft KB

RESERVOIR & RESERVES SUMMARY   (* data from volumetric tab)

Reservoir Parameters *		Oil			Gas	
Formation Top:	8,938 ft	Original Volume In Place:	Mbbl		Original Volume In Place:	615.4 MMcf
Gas/Oil Contact:	ft	Recovery Factor:	Fraction		Recovery Factor:	0.8000 Fraction
Water Contact:	ft	Ultimate Recoverable:	0.0 Mbbl		Ultimate Recoverable:	492.3 MMcf
Production Area:	120 acre	Cumulative Production:	0.0 Mbbl		Cumulative Production:	0.0 MMcf
Net Pay:	14.11 ft	Remaining Recoverable:	0.0 Mbbl		Remaining Recoverable:	492.3 MMcf
Reservoir Volume:	1,692.9 acre-ft	Oil Shrinkage: *	Fraction		Sales Gas:	393.8 MMcf
Porosity:	0.075 Fraction				Oil Saturation: *	Fraction
Water Saturation:	0.150 Fraction				Z Factor: *	0.8790 Fraction
Initial Pressure:	2,073.6 psi				Surface Loss:	0.20 Fraction
Initial Temp:	180 F				H2S Content:	0.0040 Fraction
					CO2 Content:	0.0200 Fraction

Volumetric Remarks:

Category Remarks: Perfed; 2726.7-2728.3 mKB. - Flowed gas at 100 e3m3/d
Well head AOF = 188 e3m3/d
Area estimated from siesmic maps.

FORECAST RATES AND TRENDS

On Production Date:		GOR:	scf/bbl
Lift Type:		OGR:	bbl/MMcf
Oil Gravity:	API	Water Cut:	%
Heating Value:	1,011 Btu/scf	WGR:	bbl/MMcf

Remaining Reserves

Gas:	492,307.0 Mcf	Oil:	0.0 Mbbl

Number of Trends: 1

Trends   1

Product:	Gas
Start Date:	2015-02-01
End Date:	2018-07-15
Initial Rate:	1,000 Mcf/day
Rate at Effective Date:	1,000 Mcf/day
Final Rate:	100 Mcf/day
Decline Exponent:	0.000
Min Effective Decline:	
Final Cum:	492,307.0 Mcf

Reserve Notes

Supporting Data Comments: Liquid rates supplied by the client.

PRODUCT RESERVES & RATIOS (Sales Basis)*

	Reserve	Yield	ISC
Ethane	4,746 bbl	12.05 bbl/MMcf	0.0375 Molar Fraction
Propane	7,160 bbl	18.18 bbl/MMcf	0.0043 Molar Fraction
Butane	4,943 bbl	12.55 bbl/MMcf	0.0035 Molar Fraction
Pentane+	5,620 bbl	14.27 bbl/MMcf	0.0000 Molar Fraction
Field Condensate			
Sulphur			

* Items have details

INTERESTS AND BURDENS

Acquisition Date:
Disposition Date:

Interests	Lessor	Burdens
BPO: (10849 M$) 100% WI Rev: 2064-12-31	Crown	
APO: 1: 50% WI		

Participant Remarks:

Legend Energy Canada Ltd.
CASH FLOW
Dec 31, 2013 Constant Prices and Costs (SEC Compliant) (CAD)

Location : Medicine River, Alberta
Entity : 00/11-27-038-03W5/0
Formation : LEDUC
Effective December 31, 2013

Interests: BPO: (10849 M$) 100% WI Rev: 2064-12-31
APO: 1: 50% WI

Lease Burden:

Lessor: Crown

Total Probable Reserves

OIL, GAS & SULPHUR SUMMARY

	COMPANY OIL						
	Wells	Pool Rates bbl/d	Pool Volumes bbl	WI Volume bbl	RI Volume bbl	Price $/bbl	Revenue $
2014	0.0	0	0.0	0.0	0.0	0.00	0
2015	0.0	0	0.0	0.0	0.0	0.00	0
2016	0.0	0	0.0	0.0	0.0	0.00	0
2017	0.0	0	0.0	0.0	0.0	0.00	0
2018	0.0	0	0.0	0.0	0.0	0.00	0
2019	0.0	0	0.0	0.0	0.0	0.00	0
2020	0.0	0	0.0	0.0	0.0	0.00	0
2021	0.0	0	0.0	0.0	0.0	0.00	0
2022	0.0	0	0.0	0.0	0.0	0.00	0
2023	0.0	0	0.0	0.0	0.0	0.00	0
Sub			0.0	0.0	0.0	0.00	0
Rem			0.0	0.0	0.0	0.00	0
Total			0.0	0.0	0.0	0.00	0

	COMPANY SALES GAS							SULPHUR		TOTAL	
	Wells	Pool Rates Mcf/d	Pool Volumes Mcf	WI Volume Mcf	RI Volume Mcf	Price $/Mcf	Revenue $	Co. Share Volume lt	Price $/lt	WI Rates boe/d	Co. Share Rates boe/d
2014	0.0	0	0.0	0.0	0.0	0.00	0	0.0	0.00	0	0
2015	1.0	548	199,973.8	199,973.8	0.0	3.19	638,885	0.0	0.00	123	123
2016	1.0	317	115,923.7	115,923.7	0.0	3.19	370,358	0.0	0.00	71	71
2017	1.0	162	59,258.8	59,258.8	0.0	3.19	189,323	0.0	0.00	36	36
2018	1.0	51	18,689.2	18,689.2	0.0	3.19	59,709	0.0	0.00	11	11
2019	0.0	0	0.0	0.0	0.0	0.00	0	0.0	0.00	0	0
2020	0.0	0	0.0	0.0	0.0	0.00	0	0.0	0.00	0	0
2021	0.0	0	0.0	0.0	0.0	0.00	0	0.0	0.00	0	0
2022	0.0	0	0.0	0.0	0.0	0.00	0	0.0	0.00	0	0
2023	0.0	0	0.0	0.0	0.0	0.00	0	0.0	0.00	0	0
Sub			393,845.6	393,845.6	0.0	3.19	1,258,276	0.0	0.00		
Rem			0.0	0.0	0.0	0.00	0	0.0	0.00		
Total			393,845.6	393,845.6	0.0	3.19	1,258,276	0.0	0.00		

NGL SUMMARY

	CONDENSATE				ETHANE			
	WI Volume bbl	RI Volume bbl	Price $/bbl	Co. Share Revenue $	WI Volume bbl	RI Volume bbl	Price $/bbl	Co. Share Revenue $
2014	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0
2015	2,853.6	0.0	97.20	277,366.8	2,409.7	0.0	8.74	21,060.6
2016	1,654.2	0.0	97.20	160,788.0	1,396.9	0.0	8.74	12,208.7
2017	845.6	0.0	97.20	82,192.9	714.1	0.0	8.74	6,241.0
2018	266.7	0.0	97.20	25,922.2	225.2	0.0	8.74	1,968.3
2019	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0
2020	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0
2021	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0
2022	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0
2023	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0
Sub	5,620.2	0.0	97.20	546,269.9	4,745.8	0.0	8.74	41,478.6
Rem	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0
Total	5,620.2	0.0	97.20	546,269.9	4,745.6	0.0	8.74	41,478.6

	PROPANE				BUTANE				TOTAL NGL		
	WI Volume bbl	RI Volume bbl	Price $/bbl	Co. Share Revenue $	WI Volume bbl	RI Volume bbl	Price $/bbl	Co. Share Revenue $	WI Volume bbl	RI Volumes bbl	CS Net Volumes bbl
2014	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.0
2015	3,635.5	0.0	33.52	121,853.3	2,509.7	0.0	56.77	142,470.5	11,408.5	0.0	9,593.5
2016	2,107.5	0.0	33.52	70,637.7	1,454.8	0.0	56.77	82,589.4	6,613.4	0.0	6,016.3
2017	1,077.3	0.0	33.52	36,109.1	743.7	0.0	56.77	42,218.7	3,380.7	0.0	3,406.4
2018	339.8	0.0	33.52	11,388.2	234.5	0.0	56.77	13,315.1	1,066.2	0.0	1,202.6
2019	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.0
2020	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.0
2021	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.0
2022	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.0
2023	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.0
Sub	7,160.1	0.0	33.52	239,988.4	4,942.8	0.0	56.77	280,593.7	22,468.9	0.0	20,218.8
Rem	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.0
Total	7,160.1	0.0	33.52	239,988.4	4,942.8	0.0	56.77	280,593.7	22,468.9	0.0	20,218.8

CASH FLOW BTAX

	Company Revenue $	Crown Royalty $	Freehold Royalty $	ORR Royalty $	Mineral Tax $	Total Royalty Burden %	Net Rev After Royalties $	Other Income $	Sask Corp Cap Tax $
2014	0	0.0	0.0	0.0	0.0	0	0	0.0	0.0
2015	1,201,637	162,290.4	0.0	0.0	0.0	14	1,039,346	0.0	0.0
2016	696,582	44,260.7	0.0	0.0	0.0	6	652,321	0.0	0.0
2017	356,085	-1,873.2	0.0	0.0	0.0	-1	357,958	0.0	0.0
2018	112,303	-9,961.1	0.0	0.0	0.0	-9	122,264	0.0	0.0
2019	0	0.0	0.0	0.0	0.0	0	0	0.0	0.0
2020	0	0.0	0.0	0.0	0.0	0	0	0.0	0.0
2021	0	0.0	0.0	0.0	0.0	0	0	0.0	0.0
2022	0	0.0	0.0	0.0	0.0	0	0	0.0	0.0
2023	0	0.0	0.0	0.0	0.0	0	0	0.0	0.0
Sub	2,366,606	194,716.7	0.0	0.0	0.0	8	2,171,890	0.0	0.0
Rem	0	0.0	0.0	0.0	0.0	0	0	0.0	0.0
Total	2,366,606	194,716.7	0.0	0.0	0.0	8	2,171,890	0.0	0.0

	Fixed Oper Expense $	Variable Operating Expense $	Other Expenses $	Total Operating Costs $	Abandon Cost & Salvage $	Net Operating Income $	Total Investment $	NET Cash Flow $	CUM Cash Flow $	Disc Cash Flow (10%) $
2014	0.0	0.0	0.0	0.0	0.0	0	0.0	0	0	0
2015	55,000.0	533,930.2	0.0	588,930.2	0.0	450,416	850,000.0	-399,584	-399,584	-379,360
2016	60,000.0	309,516.3	0.0	369,516.3	0.0	282,805	0.0	282,805	-116,779	224,125
2017	60,000.0	158,221.1	0.0	218,221.1	0.0	139,737	0.0	139,737	22,958	100,111
2018	32,258.1	49,900.2	0.0	82,158.3	45,400.0	-5,294	0.0	-5,294	17,664	-3,448
2019	0.0	0.0	0.0	0.0	0.0	0	0.0	0	17,664	0
2020	0.0	0.0	0.0	0.0	0.0	0	0.0	0	17,664	0
2021	0.0	0.0	0.0	0.0	0.0	0	0.0	0	17,664	0
2022	0.0	0.0	0.0	0.0	0.0	0	0.0	0	17,664	0
2023	0.0	0.0	0.0	0.0	0.0	0	0.0	0	17,664	0
Sub	207,258.1	1,051,567.	0.0	1,258,825.	45,400.0	867,664	850,000.0	17,664	17,664	-58,573
Rem	0.0	0.0	0.0	0.0	0.0	0	0.0	0	17,664	0
Total	207,258.1	1,051,567.	0.0	1,258,825.	45,400.0	867,664	850,000.0	17,664	17,664	-58,573

CO. SHARE RESERVES LIFE (years)

Reserves Half Life	0.9
RLI (Principal Product)	1.85
Reserves Life	3.92
RLI (BOE)	1.8

TOTAL RESERVES - SALES

	GROSS	WI	CO SH	NET
Oil (bbl)	0	0	0	0
Gas (Mcf)	393,846	393,846	393,846	373,467
Gas (bbl)	65,641	65,641	65,641	62,245
*NGL (bbl)	16,849	16,849	16,849	15,363
Cond (bbl)	5,620	5,620	5,620	4,856
Total (bbl)	88,110	88,110	88,110	82,463

*This NGL Value includes only Ethane, Propane and Butane. Condensate and Field Condensate are included in the Condensate line.

NET PRESENT VALUES BEFORE TAX

Discount Rate %	Op Income $	Investment $	Cash Flow $	NPV/BOE $/BOE
0	867,664	850,000.0	17,664	0.20
5	783,187	807,930.4	(24,743)	(0.28)
8	738,655	784,594.8	(45,940)	(0.52)
10	711,186	769,758.8	(58,573)	(0.66)
15	649,293	734,970.5	(85,678)	(0.97)
20	595,676	703,137.2	(107,461)	(1.22)

CAPITAL (undisc)

		Unrisked	Risked
Cost Of Prod.	$/BOEPD	6,513.22	6,513.22
Cost Of Reserves	$/BOE	9.65	9.65
Prob Of Success	%	100.00	100.00
Chance Of	%	100.00	100.00

ECONOMIC INDICATORS

		BTAX Unrisked	BTAX Risked
Discount Rate	(%)	10.0	10.0
Payout	(Yrs)	2.84	2.84
Discounted Payout	(Yrs)	0.00	0.00
DCF Rate of Return	(%)	2.0	2.0
NPV/Undisc Invest		-0.1	-0.1
NPV/Disc Invest		-0.1	-0.1
Undisc NPV/Undisc Invest		0.0	0.0
NPV/DIS Cap Exposure		-7.6	-7.6
NPV/BOEPD	(M$/boepd)	-0.4	-0.4

FIRST 12 MONTHS AVG. PERFORMANCE (undisc)

		WI Unrisked	WI Risked	Co. Share Unrisked	Co. Share Risked
Prod (3 Mo Ave)	(BOEPD)	165.17	165.17	165.17	165.17
Prod (12 Mo Ave)	(BOEPD)	130.50	130.50	130.50	130.50
Price	($/BOE)	26.86	26.86	26.86	26.86
Royalties	($/BOE)	3.55	3.55	3.55	3.55
Operating Costs	($/BOE)	13.19	13.19	13.19	13.19
NetBack	($/BOE)	10.11	10.11	10.11	10.11
Recycle Ratio	(ratio)	1.05	1.05	1.05	1.05

INSITE Petroleum Consultants Ltd.

Effective December 31, 2013

GENERAL

Property:	Medicine River	Operator:	LEGEND ENERGY CANADA LTD.
Location:	00/14-32-038-03W5/0	Formation:	NISKU
Category	NRA	Calculation Type:	Performance
Type:	Oil	Class:	Light
Current Status:	ABANDONED OIL	Current Status Date:	1991-02-23
Alt ID:			

Entity Comments:

ZONE

Rig Release Date:	1984-09-18	Top Depth:	8,759.8 ft KB
Kelly Bushing:	3,115.5 ft SS	Total Depth:	9,097.8 ft KB
Pool Name:	NISKU D	Midpoint Perf Depth:	8,763.1 ft KB

RESERVOIR & RESERVES SUMMARY (* data from volumetric tab)

Reservoir Parameters *		Oil		Gas	
Formation Top:	ft	Original Volume In Place:	Mbbl	Original Volume In Place:	MMcf
Gas/Oil Contact:	ft	Recovery Factor:	Fraction	Recovery Factor:	Fraction
Water Contact:	ft	Ultimate Recoverable:	0.6 Mbbl	Ultimate Recoverable:	0.7 MMcf
Production Area:	acre	Cumulative Production:	0.6 Mbbl	Cumulative Production:	0.7 MMcf
Net Pay:	ft	Remaining Recoverable:	0.0 Mbbl	Remaining Recoverable:	0.0 MMcf
Reservoir Volume:	0.0 acre-ft	Oil Shrinkage: *	Fraction	Sales Gas:	0.0 MMcf
Porosity:	Fraction			Oil Saturation: *	Fraction
Water Saturation:	Fraction			Z Factor: *	Fraction
Initial Pressure:	psi			Surface Loss:	0.00 Fraction
Initial Temp:	F			H2S Content:	0.0000 Fraction
				CO2 Content:	0.0180 Fraction

Volumetric Remarks:

Category Remarks:

FORECAST RATES AND TRENDS

On Production Date:	1984-11-05	GOR:	scf/bbl
Lift Type:		OGR:	bbl/MMcf
Oil Gravity:	API	Water Cut:	%
Heating Value:	Btu/scf	WGR:	bbl/MMcf

Remaining Reserves

Gas:	0.0 Mcf	Oil:	0.0 Mbbl
Number of Trends:	0		

Trends

Reserve Notes

Supporting Data Comments:

PRODUCT RESERVES & RATIOS (Sales Basis)*

	Reserve	Yield	ISC
Ethane			
Propane			
Butane			
Pentane+			
Field Condensate			
Sulphur			
* Items have details			

INTERESTS AND BURDENS

Acquisition Date: 2011-07-01
Disposition Date:

Interests	Lessor	Burdens
100% WI	Crown	

Participant Remarks: NG from top to base of Leduc (LSD's 11 and 14)

Legend Energy Canada Ltd.
PRODUCTION AND FORECAST

Effective December 31, 2013

Operator:	LEGEND ENERGY CANADA LTD.
Province:	Alberta
Field:	MEDICINE RIVER
Pool:	NISKU D
Unit:	
Status:	ABANDONED OIL

Medicine River
00/14-32-038-03W5/0
NRA





Oil Cum	(bbl)	646	Gas Cum	(Mcf)	657	Water Cum	(bbl)	419	FCond Cum	(bbl)	0
Oil Rem Rec	(bbl)	0	Gas Rem Rec	(Mcf)	0	Water Rem Rec	(bbl)	0	FCond Rem Rec	(bbl)	0
Oil Ult Rec	(bbl)	646	Gas Ult Rec	(Mcf)	657	Water Ult Rec	(bbl)	419	FCond Ult Rec	(bbl)	0

Forecast Start (T0)		Calculation Type		Performance	Est Cum Prod	(bbl)	646	Decline Exp
Forecast End (Tf)		OVIP (Volumetric)	(bbl)	0	Remaining Rec	(bbl)	0	Initial Decline (De)
Initial Rate (qi)	(bbl/day)	Rec Factor (Volumetric)		0.000	Gas Surface Loss		0.0	Reserve Life Index
Final Rate (qf)	(bbl/day)	Ult Recoverable	(bbl)	646	Gas Total Sales	(Mcf)	0	Reserve Half Life

Effective December 31, 2013

GENERAL

Property:	Medicine River	Operator:	NAL RESOURCES LIMITED
Location:	03/10-36-038-03W5/0	Formation:	EDMONTON
Category	NRA	Calculation Type:	Performance
Type:	Gas	Class:	Conventional
Current Status:	SUSPENDED GAS	Current Status Date:	2011-10-01
Alt ID:			

Entity Comments:

ZONE

Rig Release Date:	2004-09-18	Top Depth:	1,571.5 ft KB
Kelly Bushing:	3,136.5 ft SS	Total Depth:	1,801.2 ft KB
Pool Name:	CMG MFP9526 EDMONTON, LWR	Midpoint Perf Depth:	1,591.2 ft KB

RESERVOIR & RESERVES SUMMARY   (* data from volumetric tab)

Reservoir Parameters *		Oil			Gas		
Formation Top:	ft	Original Volume In Place:		Mbbl	Original Volume In Place:		MMcf
Gas/Oil Contact:	ft	Recovery Factor:		Fraction	Recovery Factor:		Fraction
Water Contact:	ft	Ultimate Recoverable:		0.0 Mbbl	Ultimate Recoverable:		128.6 MMcf
Production Area:	acre	Cumulative Production:		0.0 Mbbl	Cumulative Production:		128.6 MMcf
Net Pay:	ft	Remaining Recoverable:		0.0 Mbbl	Remaining Recoverable:		0.0 MMcf
Reservoir Volume:	0.0 acre-ft	Oil Shrinkage: *		Fraction	Sales Gas:		0.0 MMcf
Porosity:	Fraction				Oil Saturation: *		Fraction
Water Saturation:	Fraction				Z Factor: *		Fraction
Initial Pressure:	psi				Surface Loss:		0.05 Fraction
Initial Temp:	F				H2S Content:		0.0000 Fraction
					CO2 Content:		0.0431 Fraction

Volumetric Remarks:

Category Remarks: Shut-in May 2010.

FORECAST RATES AND TRENDS

On Production Date:	2005-05-28	GOR:	scf/bbl
Lift Type:		OGR:	bbl/MMcf
Oil Gravity:	API	Water Cut:	%
Heating Value:	1,026 Btu/scf	WGR:	bbl/MMcf

Remaining Reserves

Gas:	0.0 Mcf	Oil:	0.0 Mbbl
Number of Trends:	0		

Trends

Reserve Notes

Supporting Data Comments:

PRODUCT RESERVES & RATIOS (Sales Basis)*

	Reserve	Yield	ISC
Ethane			0.0495 Molar Fraction
Propane	0 bbl	24.40 bbl/MMcf	0.0000 Molar Fraction
Butane	0 bbl	14.10 bbl/MMcf	0.0000 Molar Fraction
Pentane+	0 bbl	4.70 bbl/MMcf	0.0000 Molar Fraction
Field Condensate			
Sulphur			

* Items have details

INTERESTS AND BURDENS

Acquisition Date:	2011-07-01
Disposition Date:	

Interests	Lessor	Burdens
0.844625% GORI	Crown	

Participant Remarks: PNG to base Belly River
33.785% of 1/150(5-10%) on oil, 10% on gas on NW/4

Legend Energy Canada Ltd.
PRODUCTION AND FORECAST

Effective December 31, 2013

Operator:	**NAL RESOURCES LIMITED**		**Medicine River**
Province:	**Alberta**		**03/10-36-038-03W5/0**
Field:	**MEDICINE RIVER**		**NRA**
Pool:	**CMG MFP9526 EDMONTON, LWR EDMONTON, GLAU**		
Unit:			
Status:	**SUSPENDED GAS**		



Cumulative Gas Production (Mcf)
Calendar Daily Gas Production (Mcf/day)
Water/Gas Ratio (bbl/MMcf)
Hours Of Production (hours)
End Of Hist
Acq
Eff
Time (Years)



Calendar Daily Gas Production (Mcf/day)
Eff
End Of Hist
Cumulative Gas Production (Mcf)

Oil Cum	(bbl)	0	Gas Cum	(Mcf)	128,565	Water Cum	(bbl)	0	FCond Cum	(bbl)	0
Oil Rem Rec	(bbl)	0	Gas Rem Rec	(Mcf)	0	Water Rem Rec	(bbl)	0	FCond Rem Rec	(bbl)	0
Oil Ult Rec	(bbl)	0	Gas Ult Rec	(Mcf)	128,565	Water Ult Rec	(bbl)	0	FCond Ult Rec	(bbl)	0

Forecast Start (T0)		Calculation Type	Performance	Est Cum Prod	(Mcf)	128,565	Decline Exp
Forecast End (Tf)		OVIP (Volumetric) (Mcf)	0	Remaining Rec	(Mcf)	0	Initial Decline (De)
Initial Rate (qi) (Mcf/day)		Rec Factor (Volumetric)	0.000	Gas Surface Loss		0.05	Reserve Life Index
Final Rate (qf) (Mcf/day)		Ult Recoverable (Mcf)	128,565	Gas Total Sales	(Mcf)	0	Reserve Half Life

INSITE Petroleum Consultants Ltd.

Effective December 31, 2013

GENERAL

Property:	Medicine River		Operator:	CHINOOK ENERGY LTD.
Location:	00/13-36-038-03W5/0		Formation	ELLERSLIE
Category	NRA		Calculation Type:	Performance
Type:	Oil		Class:	Light
Current Status:	PUMPING OIL		Current Status Date:	2003-06-08
Alt ID:				

Entity Comments:

ZONE

Rig Release Date:	2003-03-30	Top Depth:	7,390.1 ft KB
Kelly Bushing:	3,137.8 ft SS	Total Depth:	7,693.6 ft KB
Pool Name:	BASAL QUARTZ WW	Midpoint Perf Depth:	7,401.6 ft KB

RESERVOIR & RESERVES SUMMARY   (* data from volumetric tab)

Reservoir Parameters *		Oil		Gas	
Formation Top:	ft	Original Volume In Place:	Mbbl	Original Volume In Place:	MMcf
Gas/Oil Contact:	ft	Recovery Factor:	Fraction	Recovery Factor:	Fraction
Water Contact:	ft	Ultimate Recoverable:	3.3 Mbbl	Ultimate Recoverable:	14.9 MMcf
Production Area:	acre	Cumulative Production:	3.3 Mbbl	Cumulative Production:	14.9 MMcf
Net Pay:	ft	Remaining Recoverable:	0.0 Mbbl	Remaining Recoverable:	0.0 MMcf
Reservoir Volume:	0.0 acre-ft	Oil Shrinkage: *	Fraction	Sales Gas:	0.0 MMcf
Porosity:	Fraction			Oil Saturation: *	Fraction
Water Saturation:	Fraction			Z Factor: *	Fraction
Initial Pressure:	psi			Surface Loss:	0.00 Fraction
Initial Temp:	F			H2S Content:	0.0000 Fraction
				CO2 Content:	0.0282 Fraction

Volumetric Remarks:

Category Remarks:

FORECAST RATES AND TRENDS

On Production Date:	2003-06-08	GOR:	scf/bbl
Lift Type:		OGR:	bbl/MMcf
Oil Gravity:	API	Water Cut:	%
Heating Value:	Btu/scf	WGR:	bbl/MMcf

Remaining Reserves

Gas:	0.0 Mcf	Oil:	0.0 Mbbl
Number of Trends:	0		

Trends

Reserve Notes

Supporting Data Comments:

PRODUCT RESERVES & RATIOS (Sales Basis)*

	Reserve	Yield	ISC
Ethane			
Propane			
Butane			
Pentane+			
Field Condensate			
Sulphur			

* Items have details

INTERESTS AND BURDENS

Acquisition Date:	2011-07-01
Disposition Date:	

Interests	Lessor	Burdens
33.785% of 1/150 (5-15%) Oil+10% Gas	Crown	

Participant Remarks: PNG base Belly River to base Mannville

Legend Energy Canada Ltd.
PRODUCTION AND FORECAST

Effective December 31, 2013

Operator:	CHINOOK ENERGY LTD.
Province:	Alberta
Field:	MEDICINE RIVER
Pool:	BASAL QUARTZ WW
Unit:	
Status:	PUMPING OIL

Medicine River
00/13-36-038-03W5/0
NRA





Oil Cum	(bbl)	3,318	Gas Cum	(Mcf)	14,893	Water Cum	(bbl)	22	FCond Cum	(bbl)	0
Oil Rem Rec	(bbl)	0	Gas Rem Rec	(Mcf)	0	Water Rem Rec	(bbl)	0	FCond Rem Rec	(bbl)	0
Oil Ult Rec	(bbl)	3,318	Gas Ult Rec	(Mcf)	14,893	Water Ult Rec	(bbl)	22	FCond Ult Rec	(bbl)	0

Forecast Start (T0)			Calculation Type		Performance	Est Cum Prod	(bbl)	3,318	Decline Exp	
Forecast End (Tf)			OVIP (Volumetric)	(bbl)	0	Remaining Rec	(bbl)	0	Initial Decline (De)	
Initial Rate (qi)	(bbl/day)		Rec Factor (Volumetric)		0.000	Gas Surface Loss		0.0	Reserve Life Index	
Final Rate (qf)	(bbl/day)		Ult Recoverable	(bbl)	3,318	Gas Total Sales	(Mcf)	0	Reserve Half Life	

Legend Energy Canada Ltd.
INPUT DATA SHEET
Dec 31, 2013 Constant Prices and Costs (SEC Compliant) (CAD)

Effective December 31, 2013

GENERAL

Property:	Medicine River	Operator:	CHINOOK ENERGY LTD.
Location:	00/13-36-038-03W5/2	Formation:	
Category:	NRA	Calculation Type:	
Type:	Undefined	Class:	Undefined
Current Status:	DRILLED AND CASED	Current Status Date:	2003-03-27
Alt ID:			

Entity Comments:

ZONE

Rig Release Date:	2003-03-30	Top Depth:	ft KB
Kelly Bushing:	3,137.8 ft SS	Total Depth:	7,693.6 ft KB
Pool Name:		Midpoint Perf Depth:	ft KB

RESERVOIR & RESERVES SUMMARY (* data from volumetric tab)

Reservoir Parameters *		Oil		Gas	
Formation Top:	ft	Original Volume In Place:	Mbbl	Original Volume In Place:	MMcf
Gas/Oil Contact:	ft	Recovery Factor:	Fraction	Recovery Factor:	Fraction
Water Contact:	ft	Ultimate Recoverable:	0.0 Mbbl	Ultimate Recoverable:	0.0 MMcf
Production Area:	acre	Cumulative Production:	0.0 Mbbl	Cumulative Production:	0.0 MMcf
Net Pay:	ft	Remaining Recoverable:	0.0 Mbbl	Remaining Recoverable:	0.0 MMcf
Reservoir Volume:	0.0 acre-ft	Oil Shrinkage: *	Fraction	Sales Gas:	0.0 MMcf
Porosity:	Fraction			Oil Saturation: *	Fraction
Water Saturation:	Fraction			Z Factor: *	Fraction
Initial Pressure:	psi			Surface Loss:	0.00 Fraction
Initial Temp:	F			H2S Content:	Fraction
				CO2 Content:	Fraction

Volumetric Remarks:

Category Remarks:

FORECAST RATES AND TRENDS

On Production Date:		GOR:	scf/bbl
Lift Type:		OGR:	bbl/MMcf
Oil Gravity:	API	Water Cut:	%
Heating Value:	Btu/scf	WGR:	bbl/MMcf

Remaining Reserves

Gas:	0.0 Mcf	Oil:	0.0 Mbbl

Number of Trends: 0

Trends

Reserve Notes

Supporting Data Comments:

PRODUCT RESERVES & RATIOS (Sales Basis)*

	Reserve	Yield	ISC
Ethane			
Propane			
Butane			
Pentane+			
Field Condensate			
Sulphur			

* Items have details

INTERESTS AND BURDENS

Acquisition Date: 2011-07-01
Disposition Date:

Interests	Lessor	Burdens
	Crown	

Participant Remarks:

INSITE Petroleum Consultants Ltd.

Legend Energy Canada Ltd.
INPUT DATA SHEET
Dec 31, 2013 Constant Prices and Costs (SEC Compliant) (CAD)

Effective December 31, 2013

GENERAL

Property:	Medicine River	Operator:	CHINOOK ENERGY LTD.
Location:	00/13-36-038-03W5/3	Formation:	
Category:	NRA	Calculation Type:	
Type:	Undefined	Class:	Undefined
Current Status:	DRILLED AND CASED	Current Status Date:	2003-03-27
Alt ID:			

Entity Comments:

ZONE

Rig Release Date:	2003-03-30	Top Depth:	ft KB
Kelly Bushing:	3,137.8 ft SS	Total Depth:	7,693.6 ft KB
Pool Name:		Midpoint Perf Depth:	ft KB

RESERVOIR & RESERVES SUMMARY (* data from volumetric tab)

Reservoir Parameters *		**Oil**		**Gas**	
Formation Top:	ft	Original Volume In Place:	Mbbl	Original Volume In Place:	MMcf
Gas/Oil Contact:	ft	Recovery Factor:	Fraction	Recovery Factor:	Fraction
Water Contact:	ft	Ultimate Recoverable:	0.0 Mbbl	Ultimate Recoverable:	0.0 MMcf
Production Area:	acre	Cumulative Production:	0.0 Mbbl	Cumulative Production:	0.0 MMcf
Net Pay:	ft	Remaining Recoverable:	0.0 Mbbl	Remaining Recoverable:	0.0 MMcf
Reservoir Volume:	0.0 acre-ft	Oil Shrinkage: *	Fraction	Sales Gas:	0.0 MMcf
Porosity:	Fraction			Oil Saturation: *	Fraction
Water Saturation:	Fraction			Z Factor: *	Fraction
Initial Pressure:	psi			Surface Loss:	0.00 Fraction
Initial Temp:	F			H2S Content:	Fraction
				CO2 Content:	Fraction

Volumetric Remarks:

Category Remarks:

FORECAST RATES AND TRENDS

On Production Date:		GOR:	scf/bbl
Lift Type:		OGR:	bbl/MMcf
Oil Gravity:	API	Water Cut:	%
Heating Value:	Btu/scf	WGR:	bbl/MMcf

Remaining Reserves

Gas:	0.0 Mcf	Oil:	0.0 Mbbl

Number of Trends: 0

Trends

Reserve Notes

Supporting Data Comments:

PRODUCT RESERVES & RATIOS (Sales Basis)*

	Reserve	Yield	ISC
Ethane			
Propane			
Butane			
Pentane+			
Field Condensate			
Sulphur			

* Items have details

INTERESTS AND BURDENS

Acquisition Date: 2011-07-01
Disposition Date:

Interests	Lessor	Burdens
	Crown	

Participant Remarks:

Legend Energy Canada Ltd.
INPUT DATA SHEET
Dec 31, 2013 Constant Prices and Costs (SEC Compliant) (CAD)

Effective December 31, 2013

GENERAL

Property:	Medicine River	Operator:	CHINOOK ENERGY LTD.
Location:	00/13-36-038-03W5/4	Formation:	
Category	NRA	Calculation Type:	
Type:	Undefined	Class:	Undefined
Current Status:	DRILLED AND CASED	Current Status Date:	2003-03-27
Alt ID:			

Entity Comments:

ZONE

Rig Release Date:	2003-03-30	Top Depth:	ft KB
Kelly Bushing:	3,137.8 ft SS	Total Depth:	7,693.6 ft KB
Pool Name:		Midpoint Perf Depth:	ft KB

RESERVOIR & RESERVES SUMMARY   (* data from volumetric tab)

Reservoir Parameters *		Oil		Gas	
Formation Top:	ft	Original Volume In Place:	Mbbl	Original Volume In Place:	MMcf
Gas/Oil Contact:	ft	Recovery Factor:	Fraction	Recovery Factor:	Fraction
Water Contact:	ft	Ultimate Recoverable:	0.0 Mbbl	Ultimate Recoverable:	0.0 MMcf
Production Area:	acre	Cumulative Production:	0.0 Mbbl	Cumulative Production:	0.0 MMcf
Net Pay:	ft	Remaining Recoverable:	0.0 Mbbl	Remaining Recoverable:	0.0 MMcf
Reservoir Volume:	0.0 acre-ft	Oil Shrinkage: *	Fraction	Sales Gas:	0.0 MMcf
Porosity:	Fraction			Oil Saturation: *	Fraction
Water Saturation:	Fraction			Z Factor: *	Fraction
Initial Pressure:	psi			Surface Loss:	0.00 Fraction
Initial Temp:	F			H2S Content:	Fraction
				CO2 Content:	Fraction

Volumetric Remarks:

Category Remarks:

FORECAST RATES AND TRENDS

On Production Date:		GOR:	scf/bbl
Lift Type:		OGR:	bbl/MMcf
Oil Gravity:	API	Water Cut:	%
Heating Value:	Btu/scf	WGR:	bbl/MMcf

Remaining Reserves

Gas:	0.0 Mcf	Oil:	0.0 Mbbl
Number of Trends:	0		

Trends

Reserve Notes

Supporting Data Comments:

PRODUCT RESERVES & RATIOS (Sales Basis)*

	Reserve	Yield	ISC
Ethane			
Propane			
Butane			
Pentane+			
Field Condensate			
Sulphur			

* Items have details

INTERESTS AND BURDENS

Acquisition Date:	2011-07-01
Disposition Date:	

Interests	Lessor	Burdens
	Crown	

Participant Remarks:



R1W5
T39
T39
Rainy Creek
Birchcliff
Jarvis Bay
Jarvis Bay
Norglenwold
Sylvan Lake
R1W5

WELL LEGEND

- Oil
- Location
- Gas
- Other
- Suspended Oil
- Abandoned Gas
- Suspended Gas
- Abandoned Oil
- Suspended
- Abandoned
- Injection

PIPELINE LEGEND

- Oil
- Natural Gas
- Sour Natural Gas
- Water
- Other

Legend Energy Canada Ltd.

PREVO

Alberta

Quick Select (403) 640-9080	Date: 2014/3/17 Author: mdr

Legend Energy Canada Ltd.
DETAILED ECONOMIC SUMMARY
Dec 31, 2013 Constant Prices and Costs (SEC Compliant) (CAD)

Effective December 31, 2013 Prevo

		PDP	PDNP	PU	PD+PU	Probable	P+P
Sales Gas	**MMcf**						
Ultimate Remaining			51.2		51.2	15.1	66.4
WI Before Royalty			38.4		38.4	11.3	49.8
WI After Royalty			31.6		31.6	9.3	41.0
Royalty Interest			0.0		0.0	0.0	0.0
Total Net			31.6		31.6	9.3	41.0
NGLs	**Mbbl**						
Ultimate Remaining			1.3		1.3	0.4	1.7
WI Before Royalty			1.0		1.0	0.3	1.3
WI After Royalty			0.8		0.8	0.2	1.1
Royalty Interest			0.0		0.0	0.0	0.0
Total Net			0.8		0.8	0.2	1.1
BOE	**Mboe**						
Ultimate Remaining			9.9		9.9	2.9	12.8
WI Before Royalty			7.4		7.4	2.2	9.6
WI After Royalty			6.1		6.1	1.8	7.9
Royalty Interest			0.0		0.0	0.0	0.0
Total Net			6.1		6.1	1.8	7.9
NPV - BTAX	**M$**						
Undiscounted			5.4		5.4	10.1	15.5
Discounted at 5%			7.1		7.1	9.6	16.7
Discounted at 10%			8.3		8.3	9.1	17.4
Discounted at 15%			9.2		9.2	8.5	17.7
Discounted at 20%			9.8		9.8	8.0	17.8

Light & Medium Oil includes Shale Oil. Heavy Oil Includes Ultra Heavy in Alberta and Bitumen. Sales Gas includes Solution gas, Associated and Non- Associated gas, Coalbed Methane, Shale

INSITE Petroleum Consultants Ltd.

Legend Energy Canada Ltd.
DETAILED RESERVES AND PRESENT VALUE
Dec 31, 2013 Constant Prices and Costs (SEC Compliant) (CAD)
Prevo

Effective December 31, 2013 — Proved Developed

Location	Formation	Avg Int %	Category	Oil WI Mstb	Oil RI Mstb	Oil Net Mstb	Sales Gas WI MMcf	Sales Gas RI MMcf	Sales Gas Net MMcf	NGL WI Mstb	NGL RI Mstb	NGL Net Mstb	BOE WI Mboe	BOE RI Mboe	BOE Net Mboe	Present Value 5% M$	Present Value 10% M$	Present Value 15% M$
Prevo																		
02/06-21-039-01W5/2	COLONY	75.00	PDNP	0.0	0.0	0.0	38.4	0.0	31.6	1.0	0.0	0.8	7.4	0.0	6.1	7.1	8.3	9.2
Prevo				0.0	0.0	0.0	38.4	0.0	31.6	1.0	0.0	0.8	7.4	0.0	6.1	7.1	8.3	9.2
Total				0.0	0.0	0.0	38.4	0.0	31.6	1.0	0.0	0.8	7.4	0.0	6.1	7.1	8.3	9.2

Legend Energy Canada Ltd.
CASH FLOW
Dec 31, 2013 Constant Prices and Costs (SEC Compliant) (CAD)

Selection : Prevo

Effective December 31, 2013 — Total Proved Developed Reserves

OIL, GAS & SULPHUR SUMMARY

	COMPANY OIL							COMPANY SALES GAS							SULPHUR		TOTAL	
	Wells	Pool Rates bbl/d	Pool Volumes bbl	WI Volume bbl	RI Volume bbl	Price $/bbl	Revenue $	Wells	Pool Rates Mcf/d	Pool Volumes Mcf	WI Volume Mcf	RI Volume Mcf	Price $/Mcf	Revenue $	Co. Share Volume lt	Price $/lt	WI Rates boe/d	Co. Share Rates boe/d
2014	0.0	0	0.0	0.0	0.0	0.00	0	1.0	33	11,886.9	8,915.2	0.0	3.49	31,102	0.0	0.00	5	5
2015	0.0	0	0.0	0.0	0.0	0.00	0	1.0	42	15,380.9	11,535.7	0.0	3.49	40,244	0.0	0.00	6	6
2016	0.0	0	0.0	0.0	0.0	0.00	0	1.0	36	13,015.8	9,761.9	0.0	3.49	34,056	0.0	0.00	5	5
2017	0.0	0	0.0	0.0	0.0	0.00	0	1.0	30	10,954.2	8,215.7	0.0	3.49	28,661	0.0	0.00	4	4
2018	0.0	0	0.0	0.0	0.0	0.00	0	0.0	0	0.0	0.0	0.0	0.00	0	0.0	0.00	0	0
2019	0.0	0	0.0	0.0	0.0	0.00	0	0.0	0	0.0	0.0	0.0	0.00	0	0.0	0.00	0	0
2020	0.0	0	0.0	0.0	0.0	0.00	0	0.0	0	0.0	0.0	0.0	0.00	0	0.0	0.00	0	0
2021	0.0	0	0.0	0.0	0.0	0.00	0	0.0	0	0.0	0.0	0.0	0.00	0	0.0	0.00	0	0
2022	0.0	0	0.0	0.0	0.0	0.00	0	0.0	0	0.0	0.0	0.0	0.00	0	0.0	0.00	0	0
2023	0.0	0	0.0	0.0	0.0	0.00	0	0.0	0	0.0	0.0	0.0	0.00	0	0.0	0.00	0	0
Sub			0.0	0.0	0.0	0.00	0			51,237.9	38,428.4	0.0	3.49	134,063	0.0	0.00		
Rem			0.0	0.0	0.0	0.00	0			0.0	0.0	0.0	0.00	0	0.0	0.00		
Total			0.0	0.0	0.0	0.00	0			51,237.9	38,428.4	0.0	3.49	134,063	0.0	0.00		

NGL SUMMARY

	CONDENSATE				ETHANE				PROPANE				BUTANE				TOTAL NGL		
	WI Volume bbl	RI Volume bbl	Price $/bbl	Co. Share Revenue $	WI Volume bbl	RI Volume bbl	Price $/bbl	Co. Share Revenue $	WI Volume bbl	RI Volume bbl	Price $/bbl	Co. Share Revenue $	WI Volume bbl	RI Volume bbl	Price $/bbl	Co. Share Revenue $	WI Volume bbl	RI Volumes bbl	CS Net Volumes bbl
2014	85.6	0.0	97.20	8,318.8	3.6	0.0	8.74	31.2	66.9	0.0	33.52	2,241.1	78.5	0.0	56.77	4,453.7	234.5	0.0	193.0
2015	110.7	0.0	97.20	10,763.9	4.6	0.0	8.74	40.3	86.5	0.0	33.52	2,899.8	101.5	0.0	56.77	5,762.8	303.4	0.0	249.8
2016	93.7	0.0	97.20	9,108.8	3.9	0.0	8.74	34.1	73.2	0.0	33.52	2,453.9	85.9	0.0	56.77	4,876.7	256.7	0.0	211.4
2017	78.9	0.0	97.20	7,666.0	3.3	0.0	8.74	28.7	61.6	0.0	33.52	2,065.3	72.3	0.0	56.77	4,104.2	216.1	0.0	177.9
2018	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.0
2019	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.0
2020	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.0
2021	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.0
2022	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.0
2023	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.0
Sub	368.9	0.0	97.20	35,857.6	15.4	0.0	8.74	134.3	288.2	0.0	33.52	9,660.2	338.2	0.0	56.77	19,197.4	1,010.7	0.0	832.1
Rem	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.0
Total	368.9	0.0	97.20	35,857.6	15.4	0.0	8.74	134.3	288.2	0.0	33.52	9,660.2	338.2	0.0	56.77	19,197.4	1,010.7	0.0	832.1

CASH FLOW BTAX

	Company Revenue $	Crown Royalty $	Freehold Royalty $	ORR Royalty $	Mineral Tax $	Total Royalty Burden %	Net Rev After Royalties $	Other Income $	Sask Corp Cap Tax $	Fixed Oper Expense $	Variable Operating Expense $	Other Expenses $	Total Operating Costs $	Abandon Cost & Salvage $	Net Operating Income $	Total Investment $	NET Cash Flow $	CUM Cash Flow $	Disc Cash Flow (10%) $
2014	46,147	0.0	5,459.4	0.0	592.3	13	40,095	0.0	0.0	14,400.0	15,245.0	0.0	29,645.0	0.0	10,450	0.0	10,450	10,450	9,826
2015	59,711	0.0	7,064.1	0.0	720.4	13	51,926	0.0	0.0	21,600.0	19,726.0	0.0	41,326.0	0.0	10,600	0.0	10,600	21,050	9,226
2016	50,529	0.0	5,977.9	0.0	568.6	13	43,983	0.0	0.0	21,600.0	16,692.8	0.0	38,292.8	0.0	5,690	0.0	5,690	26,740	4,513
2017	42,526	0.0	5,031.0	0.0	448.7	13	37,046	0.0	0.0	21,600.0	14,048.8	0.0	35,648.8	22,702.5	-21,305	0.0	-21,305	5,435	-15,264
2018	0	0.0	0.0	0.0	0.0	0	0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0	0.0	0	5,435	0
2019	0	0.0	0.0	0.0	0.0	0	0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0	0.0	0	5,435	0
2020	0	0.0	0.0	0.0	0.0	0	0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0	0.0	0	5,435	0
2021	0	0.0	0.0	0.0	0.0	0	0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0	0.0	0	5,435	0
2022	0	0.0	0.0	0.0	0.0	0	0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0	0.0	0	5,435	0
2023	0	0.0	0.0	0.0	0.0	0	0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0	0.0	0	5,435	0
Sub	198,913	0.0	23,532.4	0.0	2,329.9	13	173,050	0.0	0.0	79,200.0	65,712.6	0.0	144,912.6	22,702.5	5,435	0.0	5,435	5,435	8,301
Rem	0	0.0	0.0	0.0	0.0	0	0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0	0.0	0	5,435	0
Total	198,913	0.0	23,532.4	0.0	2,329.9	13	173,050	0.0	0.0	79,200.0	65,712.6	0.0	144,912.6	22,702.5	5,435	0.0	5,435	5,435	8,301

CO. SHARE RESERVES LIFE (years)

Reserves Half Life	1.6
RLI (Principal Product)	2.97
Reserves Life	3.67
RLI (BOE)	3.0

TOTAL RESERVES - SALES

	GROSS	WI	CO SH	NET
Oil (bbl)	0	0	0	0
Gas (Mcf)	51,238	38,428	38,428	31,639
Gas (bbl)	8,540	6,405	6,405	5,273
*NGL (bbl)	856	642	642	528
Cond (bbl)	492	369	369	304
Total (bbl)	9,887	7,415	7,415	6,105

*This NGL Value includes only Ethane, Propane and Butane: Condensate and Field Condensate are included in the Condensate line.

NET PRESENT VALUES BEFORE TAX

Discount Rate %	Op Income $	Investment $	Cash Flow $	NPV/BOE $/BOE
0	5,435	0.0	5,435	0.73
5	7,089	0.0	7,089	0.96
8	7,861	0.0	7,861	1.06
10	8,301	0.0	8,301	1.12
15	9,185	0.0	9,185	1.24
20	9,821	0.0	9,821	1.32

CAPITAL (undisc)

		Unrisked	Risked
Cost Of Prod.	$/BOEPD	0.00	0.00
Cost Of Reserves	$/BOE	0.00	0.00
Prob Of Success	%	100.00	
Chance Of	%	100.00	

ECONOMIC INDICATORS

		BTAX			
		Unrisked		Risked	
Discount Rate	(%)		10.0		10.0
Payout	(Yrs)		0.00		0.00
Discounted Payout	(Yrs)		0.00		0.00
DCF Rate of Return	(%)	>	200.0	>	200.0
NPV/Undisc Invest			0.0		0.0
NPV/Disc Invest			0.0		0.0
Undisc NPV/Undisc Invest			0.0		0.0
NPV/DIS Cap Exposure			0.0		0.0
NPV/BOEPD	(M$/boepd)		1.2		1.2

FIRST 12 MONTHS AVG. PERFORMANCE (undisc)

		WI		Co. Share	
		Unrisked	Risked	Unrisked	Risked
Prod (3 Mo Ave)	(BOEPD)	7.27	7.27	7.27	7.27
Prod (12 Mo Ave)	(BOEPD)	6.83	6.83	6.83	6.83
Price	($/BOE)	26.82	26.82	26.82	26.82
Royalties	($/BOE)	3.51	3.51	3.51	3.51
Operating Costs	($/BOE)	17.52	17.52	17.52	17.52
NetBack	($/BOE)	5.79	5.79	5.79	5.79
Recycle Ratio	(ratio)	0.00	0.00	0.00	0.00

INSITE Petroleum Consultants Ltd.

Legend Energy Canada Ltd.
DETAILED RESERVES AND PRESENT VALUE
Dec 31, 2013 Constant Prices and Costs (SEC Compliant) (CAD)
Prevo

Effective December 31, 2013				Proved Plus Probable																
		Avg		Oil			Sales Gas			NGL			BOE			Present Value				
Location	Formation	Int Category		WI	RI	Net	WI	RI	Net	WI	RI	Net	WI	RI	Net	5%	10%	15%		
		%		Mstb	Mstb	Mstb	MMcf	MMcf	MMcf	Mstb	Mstb	Mstb	Mboe	Mboe	Mboe	M$	M$	M$		
Prevo																				
02/06-21-039-01W5/2	COLONY	75.00 P+P		0.0	0.0	0.0	49.8	0.0	41.0	1.3	0.0	1.1	9.6	0.0	7.9	16.7	17.4	17.7		
Prevo				0.0	0.0	0.0	49.8	0.0	41.0	1.3	0.0	1.1	9.6	0.0	7.9	16.7	17.4	17.7		
Total				0.0	0.0	0.0	49.8	0.0	41.0	1.3	0.0	1.1	9.6	0.0	7.9	16.7	17.4	17.7		

Legend Energy Canada Ltd.
CASH FLOW
Dec 31, 2013 Constant Prices and Costs (SEC Compliant) (CAD)

Selection : Prevo
Effective December 31, 2013   Total Proved Plus Probable Reserves

OIL, GAS & SULPHUR SUMMARY

	COMPANY OIL							COMPANY SALES GAS							SULPHUR		TOTAL	
	Wells	Pool Rates bbl/d	Pool Volumes bbl	WI Volume bbl	RI Volume bbl	Price $/bbl	Revenue $	Wells	Pool Rates Mcf/d	Pool Volumes Mcf	WI Volume Mcf	RI Volume Mcf	Price $/Mcf	Revenue $	Co. Share Volume lt	Price $/lt	WI Rates boe/d	Co. Share Rates boe/d
2014	0.0	0	0.0	0.0	0.0	0.00	0	1.0	33	12,064.1	9,048.1	0.0	3.49	31,566	0.0	0.00	5	5
2015	0.0	0	0.0	0.0	0.0	0.00	0	1.0	44	16,201.1	12,150.8	0.0	3.49	42,390	0.0	0.00	6	6
2016	0.0	0	0.0	0.0	0.0	0.00	0	1.0	39	14,339.3	10,754.5	0.0	3.49	37,519	0.0	0.00	6	6
2017	0.0	0	0.0	0.0	0.0	0.00	0	1.0	35	12,622.1	9,466.6	0.0	3.49	33,026	0.0	0.00	5	5
2018	0.0	0	0.0	0.0	0.0	0.00	0	1.0	31	11,143.0	8,357.2	0.0	3.49	29,155	0.0	0.00	4	4
2019	0.0	0	0.0	0.0	0.0	0.00	0	0.0	0	0.0	0.0	0.0	0.00	0	0.0	0.00	0	0
2020	0.0	0	0.0	0.0	0.0	0.00	0	0.0	0	0.0	0.0	0.0	0.00	0	0.0	0.00	0	0
2021	0.0	0	0.0	0.0	0.0	0.00	0	0.0	0	0.0	0.0	0.0	0.00	0	0.0	0.00	0	0
2022	0.0	0	0.0	0.0	0.0	0.00	0	0.0	0	0.0	0.0	0.0	0.00	0	0.0	0.00	0	0
2023	0.0	0	0.0	0.0	0.0	0.00	0	0.0	0	0.0	0.0	0.0	0.00	0	0.0	0.00	0	0
Sub			0.0	0.0	0.0	0.00	0			66,369.6	49,777.2	0.0	3.49	173,655	0.0	0.00		
Rem			0.0	0.0	0.0	0.00	0			0.0	0.0	0.0	0.00	0	0.0	0.00		
Total			0.0	0.0	0.0	0.00	0			66,369.6	49,777.2	0.0	3.49	173,655	0.0	0.00		

NGL SUMMARY

	CONDENSATE				ETHANE				PROPANE				BUTANE				TOTAL NGL		
	WI Volume bbl	RI Volume bbl	Price $/bbl	Co. Share Revenue $	WI Volume bbl	RI Volume bbl	Price $/bbl	Co. Share Revenue $	WI Volume bbl	RI Volume bbl	Price $/bbl	Co. Share Revenue $	WI Volume bbl	RI Volume bbl	Price $/bbl	Co. Share Revenue $	WI Volume bbl	RI Volumes bbl	CS Net Volumes bbl
2014	86.9	0.0	97.20	8,442.8	3.6	0.0	8.74	31.6	67.9	0.0	33.52	2,274.5	79.6	0.0	56.77	4,520.1	238.0	0.0	195.9
2015	116.6	0.0	97.20	11,337.9	4.9	0.0	8.74	42.5	91.1	0.0	33.52	3,054.5	106.9	0.0	56.77	6,070.1	319.6	0.0	263.1
2016	103.2	0.0	97.20	10,035.0	4.3	0.0	8.74	37.6	80.7	0.0	33.52	2,703.5	94.6	0.0	56.77	5,372.5	282.8	0.0	232.9
2017	90.9	0.0	97.20	8,833.3	3.8	0.0	8.74	33.1	71.0	0.0	33.52	2,379.7	83.3	0.0	56.77	4,729.2	249.0	0.0	205.0
2018	80.2	0.0	97.20	7,798.1	3.3	0.0	8.74	29.2	62.7	0.0	33.52	2,100.8	73.5	0.0	56.77	4,175.0	219.8	0.0	181.0
2019	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.0
2020	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.0
2021	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.0
2022	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.0
2023	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.0
Sub	477.9	0.0	97.20	46,447.2	19.9	0.0	8.74	174.0	373.3	0.0	33.52	12,513.0	438.0	0.0	56.77	24,866.9	1,309.1	0.0	1,077.9
Rem	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.0
Total	477.9	0.0	97.20	46,447.2	19.9	0.0	8.74	174.0	373.3	0.0	33.52	12,513.0	438.0	0.0	56.77	24,866.9	1,309.1	0.0	1,077.9

CASH FLOW BTAX

	Company Revenue $	Crown Royalty $	Freehold Royalty $	ORR Royalty $	Mineral Tax $	Total Royalty Burden %	Net Rev After Royalties $	Other Income $	Sask Corp Cap Tax $	Fixed Oper Expense $	Variable Operating Expense $	Other Expenses $	Total Operating Costs $	Abandon Cost & Salvage $	Net Operating Income $	Total Investment $	NET Cash Flow $	CUM Cash Flow $	Disc Cash Flow (10%) $
2014	46,835	0.0	5,540.8	0.0	605.1	13	40,689	0.0	0.0	14,400.0	15,472.3	0.0	29,872.3	0.0	10,816	0.0	10,816	10,816	10,166
2015	62,895	0.0	7,440.8	0.0	775.7	13	54,678	0.0	0.0	21,600.0	20,777.9	0.0	42,377.9	0.0	12,300	0.0	12,300	23,117	10,692
2016	55,667	0.0	6,585.7	0.0	651.0	13	48,430	0.0	0.0	21,600.0	18,390.2	0.0	39,990.2	0.0	8,440	0.0	8,440	31,557	6,875
2017	49,001	0.0	5,797.1	0.0	544.9	13	42,659	0.0	0.0	21,600.0	16,187.9	0.0	37,787.9	0.0	4,871	0.0	4,871	36,428	3,490
2018	43,259	0.0	5,117.7	0.0	459.2	13	37,682	0.0	0.0	21,600.0	14,290.9	0.0	35,890.9	22,702.5	-20,912	0.0	-20,912	15,516	-13,621
2019	0	0.0	0.0	0.0	0.0	0	0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0	0.0	0	15,516	0
2020	0	0.0	0.0	0.0	0.0	0	0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0	0.0	0	15,516	0
2021	0	0.0	0.0	0.0	0.0	0	0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0	0.0	0	15,516	0
2022	0	0.0	0.0	0.0	0.0	0	0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0	0.0	0	15,516	0
2023	0	0.0	0.0	0.0	0.0	0	0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0	0.0	0	15,516	0
Sub	257,656	0.0	30,482.1	0.0	3,036.0	13	224,138	0.0	0.0	100,800.0	85,119.1	0.0	185,919.1	22,702.5	15,516	0.0	15,516	15,516	17,403
Rem	0	0.0	0.0	0.0	0.0	0	0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0	0.0	0	15,516	0
Total	257,656	0.0	30,482.1	0.0	3,036.0	13	224,138	0.0	0.0	100,800.0	85,119.1	0.0	185,919.1	22,702.5	15,516	0.0	15,516	15,516	17,403

CO. SHARE RESERVES LIFE (years)

Reserves Half Life	2.0
RLI (Principal Product)	3.77
Reserves Life	4.67
RLI (BOE)	3.8

TOTAL RESERVES - SALES

	GROSS	WI	CO SH	NET
Oil (bbl)	0	0	0	0
Gas (Mcf)	66,370	49,777	49,777	40,983
Gas (bbl)	11,062	8,296	8,296	6,831
*NGL (bbl)	1,108	831	831	684
Cond (bbl)	637	478	478	393
Total (bbl)	12,807	9,605	9,605	7,908

*This NGL Value includes only Ethane, Propane and Butane. Condensate and Field Condensate are included in the Condensate line.

NET PRESENT VALUES BEFORE TAX

Discount Rate %	Op Income $	Investment $	Cash Flow $	NPV/BOE $/BOE
0	15,516	0.0	15,516	1.62
5	16,726	0.0	16,726	1.74
8	17,184	0.0	17,184	1.79
10	17,403	0.0	17,403	1.81
15	17,717	0.0	17,717	1.84
20	17,782	0.0	17,782	1.85

CAPITAL (undisc)

		Unrisked	Risked
Cost Of Prod.	$/BOEPD	0.00	0.00
Cost Of Reserves	$/BOE	0.00	0.00
Prob Of Success	%	100.00	
Chance Of	%	100.00	

ECONOMIC INDICATORS

		BTAX			
		Unrisked		Risked	
Discount Rate	(%)		10.0		10.0
Payout	(Yrs)		0.00		0.00
Discounted Payout	(Yrs)		0.00		0.00
DCF Rate of Return	(%)	>	200.0	>	200.0
NPV/Undisc Invest			0.0		0.0
NPV/Disc Invest			0.0		0.0
Undisc NPV/Undisc Invest			0.0		0.0
NPV/DIS Cap Exposure			0.0		0.0
NPV/BOEPD	(M$/boepd)		2.5		2.5

FIRST 12 MONTHS AVG. PERFORMANCE (undisc)

		WI		Co. Share	
		Unrisked	Risked	Unrisked	Risked
Prod (3 Mo Ave)	(BOEPD)	7.31	7.31	7.31	7.31
Prod (12 Mo Ave)	(BOEPD)	6.98	6.98	6.98	6.98
Price	($/BOE)	26.82	26.82	26.82	26.82
Royalties	($/BOE)	3.52	3.52	3.52	3.52
Operating Costs	($/BOE)	17.33	17.33	17.33	17.33
NetBack	($/BOE)	5.97	5.97	5.97	5.97
Recycle Ratio	(ratio)	0.00	0.00	0.00	0.00

insite
Petroleum Consultants Ltd.

Legend Energy Canada Ltd.
ENTITY INTERESTS

Effective December 31, 2013

Location Disposition Date	Formation Status	Type Class	Interests	Lessor: Production Class	Burdens
Prevo					
02/06-21-039-01W5/0	VIKING ABANDONED OIL	Oil Light	75% WI	Crown	
02/06-21-039-01W5/2	COLONY FLOWING GAS	Gas Conventional	75% WI Remarks: Pooled interest	Freehold 17.667% Manual	

INSITE
Petroleum Consultants Ltd.

Legend Energy Canada Ltd.
WELL ID AND CODES LIST

Effective December 31, 2013

Well ID	Status	Type	Formation	Operator	Field Name	Field Code	Pool Name	Pool Code	Unit Name	Unit Code	Dates Status	Dates Rig Rel	Dates On Prod
Prevo													
02/06-21-039-01W5/0	ABANDONED, RE-ENTERED OIL	Oil	VIKING	CANADIAN NATURAL RESOURCES LIMITED	PREVO	AB0736	VIKING G	AB073602 18007			1990-10-07	1984-12-04	1985-01-01
02/06-21-039-01W5/2	FLOWING GAS	Gas	COLONY	LEGEND ENERGY CANADA LTD.	PREVO	AB0736	UPPER MANNVILLE N	AB073602 50014			2006-08-08	2006-05-12	2006-08-08

Legend Energy Canada Ltd.
PRODUCTION SUMMARY
Gross Production

Effective December 31, 2013 Prevo

Location	Formation	Company Interest %	Well Count	Production for Dec 2013 Oil bbl	Production for Dec 2013 Gas Mcf	Production for Dec 2013 Water bbl	Jan 2013 to Dec 2013 Oil bbl	Jan 2013 to Dec 2013 Gas Mcf	Jan 2013 to Dec 2013 Water bbl	Cumulative to Dec 2013 Oil bbl	Cumulative to Dec 2013 Gas Mcf	Cumulative to Dec 2013 Water bbl	First Month	Last Month
Prevo														
1 02/06-21-039-01W5/0	VIKING	75.00	1	0	0	0	0	0	0	20,392	55,690	15	01/85	06/90
2 02/06-21-039-01W5/2	COLONY	75.00	1	0	749	0	0	20,608	52	0	245,116	419	08/06	12/13
Prevo				0	749	0	0	20,608	52	20,392	300,806	434		
Total				0	749	0	0	20,608	52	20,392	300,806	434		

INSITE Petroleum Consultants Ltd.

Legend Energy Canada Ltd.
OPERATING COSTS

Effective December 31, 2013   All Categories

Location	Formation	Type	Category	Fixed Costs Ann. M$/yr	Fixed Costs Ann. $/w/yr	Fixed Costs Mo. $/w/mo	Variable Oil Costs* Var.[1] $/bbl	Variable Oil Costs* Truck[3] $/bbl	Variable Oil Costs* Trans[3] Adj. $/bbl	Variable Gas Costs* Var.[1] $/Mcf	Variable Gas Costs* Gath.[2] $/Mcf	Variable Gas Costs* Cust[2] Proc. $/Mcf	Variable Gas Costs* Plant[2] Oper. $/Mcf	Variable Gas Costs* Trans[3] Adj. $/Mcf	GCA $/Mcf	Other NGL[3] Trans. $/bbl	Other Water Disp. $/bbl	Other Sulph[3] Trans. $/lt	Other Sulph Oper. $/Mcf	Aband Costs M$
Prevo																				
02/06-21-039-01W5/2	COLONY	Gas	PDNP			2,400				1.71					1.71					30.27
02/06-21-039-01W5/2	COLONY	Gas	P+P			2,400				1.71					1.71					30.27

[1]Note 1: cost not royalty deductable. [2]Note 2: cost is royalty deductable. [3]Note 3: cost used in price adjustment. Bold-Italic values have details.

Effective December 31, 2013

GENERAL

Property:	Prevo	Operator:	CANADIAN NATURAL RESOURCES LIMITED
Location:	02/06-21-039-01W5/0	Formation	VIKING
Category	NRA	Calculation Type:	
Type:	Oil	Class:	Light
Current Status:	ABANDONED, RE-ENTERED OIL	Current Status Date:	1990-10-07
Alt ID:			

Entity Comments:

ZONE

Rig Release Date:	1984-12-04	Top Depth:	5,902.2 ft KB
Kelly Bushing:	3,251.6 ft SS	Total Depth:	6,118.8 ft KB
Pool Name:	VIKING G	Midpoint Perf Depth:	5,905.5 ft KB

RESERVOIR & RESERVES SUMMARY   (* data from volumetric tab)

Reservoir Parameters *		Oil		Gas	
Formation Top:	ft	Original Volume In Place:	Mbbl	Original Volume In Place:	MMcf
Gas/Oil Contact:	ft	Recovery Factor:	Fraction	Recovery Factor:	Fraction
Water Contact:	ft	Ultimate Recoverable:	20.4 Mbbl	Ultimate Recoverable:	55.7 MMcf
Production Area:	acre	Cumulative Production:	20.4 Mbbl	Cumulative Production:	55.7 MMcf
Net Pay:	ft	Remaining Recoverable:	0.0 Mbbl	Remaining Recoverable:	0.0 MMcf
Reservoir Volume:	0.0 acre-ft	Oil Shrinkage: *	Fraction	Sales Gas:	0.0 MMcf
Porosity:	Fraction			Oil Saturation: *	Fraction
Water Saturation:	Fraction			Z Factor: *	Fraction
Initial Pressure:	psi			Surface Loss:	0.00 Fraction
Initial Temp:	F			H2S Content:	Fraction
				CO2 Content:	Fraction

Volumetric Remarks:

Category Remarks: Shut-in September 1989.

FORECAST RATES AND TRENDS

On Production Date:	1985-01-01	GOR:	scf/bbl
Lift Type:		OGR:	bbl/MMcf
Oil Gravity:	API	Water Cut:	%
Heating Value:	Btu/scf	WGR:	bbl/MMcf

Remaining Reserves

Gas:	0.0 Mcf	Oil:	0.0 Mbbl
Number of Trends:	0		

Trends

Reserve Notes

Supporting Data Comments:

PRODUCT RESERVES & RATIOS (Sales Basis)*

	Reserve	Yield	ISC
Ethane			
Propane			
Butane			
Pentane+			
Field Condensate			
Sulphur			

* Items have details

INTERESTS AND BURDENS

Acquisition Date: 2011-07-01
Disposition Date:

Interests	Lessor	Burdens
75% WI	Crown	

Participant Remarks:

Legend Energy Canada Ltd.
PRODUCTION AND FORECAST

Effective December 31, 2013

Operator:	**CANADIAN NATURAL RESOURCES LIMITED**
Province:	**Alberta**
Field:	**PREVO**
Pool:	**VIKING G**
Unit:	
Status:	**ABANDONED, RE-ENTERED OIL**

Prevo
02/06-21-039-01W5/0
NRA



Hours Of Production (hours)
Cumulative Oil Production (bbl)
Calendar Daily Oil Production (bbl/day)
Gas/Oil Ratio (scf/bbl)
Water/Oil Ratio (bbl/bbl)
End Of Hist
Time (Years)



Calendar Daily Oil Production (bbl/day)
End Of Hist
Cumulative Oil Production (bbl)

Oil Cum	(bbl)	20,392	Gas Cum	(Mcf)	55,690	Water Cum	(bbl)	15	FCond Cum	(bbl)	0
Oil Rem Rec	(bbl)	0	Gas Rem Rec	(Mcf)	0	Water Rem Rec	(bbl)	0	FCond Rem Rec	(bbl)	0
Oil Ult Rec	(bbl)	20,392	Gas Ult Rec	(Mcf)	55,690	Water Ult Rec	(bbl)	15	FCond Ult Rec	(bbl)	0

Forecast Start (T0)	Calculation Type	Undefined	Est Cum Prod (bbl)	20,392	Decline Exp
Forecast End (Tf)	OVIP (Volumetric) (bbl)	0	Remaining Rec (bbl)	0	Initial Decline (De)
Initial Rate (qi) (bbl/day)	Rec Factor (Volumetric)	0.000	Gas Surface Loss	0.0	Reserve Life Index
Final Rate (qf) (bbl/day)	Ult Recoverable (bbl)	20,392	Gas Total Sales (Mcf)	0	Reserve Half Life

INSITE Petroleum Consultants Ltd.

Effective December 31, 2013

GENERAL

Property:	Prevo	Operator:	LEGEND ENERGY CANADA LTD.
Location:	02/06-21-039-01W5/2	Formation:	COLONY
Category:	PDNP	Calculation Type:	Vol/Dec
Type:	Gas	Class:	Conventional
Current Status:	FLOWING GAS	Current Status Date:	2006-08-08
Alt ID:			

Entity Comments:

ZONE

Rig Release Date:	2006-05-12	Top Depth:	6,051.5 ft KB
Kelly Bushing:	3,251.6 ft SS	Total Depth:	6,118.8 ft KB
Pool Name:	UPPER MANNVILLE N	Midpoint Perf Depth:	6,058.1 ft KB

RESERVOIR & RESERVES SUMMARY   (* data from volumetric tab)

Reservoir Parameters *		Oil			Gas		
Formation Top:	ft	Original Volume In Place:		Mbbl	Original Volume In Place:	477.7	MMcf
Gas/Oil Contact:	ft	Recovery Factor:		Fraction	Recovery Factor:	0.6800	Fraction
Water Contact:	ft	Ultimate Recoverable:	0.0	Mbbl	Ultimate Recoverable:	324.8	MMcf
Production Area:	200 acre	Cumulative Production:	0.0	Mbbl	Cumulative Production:	245.1	MMcf
Net Pay:	8.20 ft	Remaining Recoverable:	0.0	Mbbl	Remaining Recoverable:	79.7	MMcf
Reservoir Volume:	1,640.4 acre-ft	Oil Shrinkage: *		Fraction	Sales Gas:	69.3	MMcf
Porosity:	0.125 Fraction				Oil Saturation: *		Fraction
Water Saturation:	0.400 Fraction				Z Factor: *	0.8790	Fraction
Initial Pressure:	1,345.1 psi				Surface Loss:	0.13	Fraction
Initial Temp:	149 F				H2S Content:	0.0000	Fraction
					CO2 Content:	0.0194	Fraction

Volumetric Remarks:

Category Remarks: Sand in wellbore

FORECAST RATES AND TRENDS

On Production Date:	2006-08-08	GOR:	scf/bbl
Lift Type:		OGR:	bbl/MMcf
Oil Gravity:	API	Water Cut:	%
Heating Value:	1,104 Btu/scf	WGR:	bbl/MMcf

Remaining Reserves

Gas:	79,690.2 Mcf	Oil:	0.0 Mbbl

Number of Trends: 1

Trends	1
Product:	Gas
Start Date:	2014-05-01
End Date:	2020-02-24
Initial Rate:	59 Mcf/day
Rate at Effective Date:	59 Mcf/day
Final Rate:	22 Mcf/day
Decline Exponent:	0.000
Min Effective Decline:	
Final Cum:	324,806.3 Mcf

Reserve Notes

Supporting Data Comments:

PRODUCT RESERVES & RATIOS (Sales Basis)*

	Reserve	Yield	ISC
Ethane	28 bbl	0.40 bbl/MMcf	0.0787 Molar Fraction
Propane	520 bbl	7.50 bbl/MMcf	0.0246 Molar Fraction
Butane	610 bbl	8.80 bbl/MMcf	0.0050 Molar Fraction
Pentane+	666 bbl	9.60 bbl/MMcf	0.0000 Molar Fraction
Field Condensate			
Sulphur			

* Items have details

INTERESTS AND BURDENS

Acquisition Date:	2011-07-01
Disposition Date:	

Interests	Lessor	Burdens
75% WI	Freehold 17.667% Manual	

Participant Remarks: Pooled interest

Legend Energy Canada Ltd.
PRODUCTION AND FORECAST

Effective December 31, 2013

Operator:	**LEGEND ENERGY CANADA LTD.**
Province:	**Alberta**
Field:	**PREVO**
Pool:	**UPPER MANNVILLE N**
Unit:	
Status:	**FLOWING GAS**

Prevo
02/06-21-039-01W5/2
PDNP



Cumulative Gas Production (Mcf)
Calendar Daily Gas Production (Mcf/day)
Water/Gas Ratio (bbl/MMcf)
Hours Of Production (hours)
Gas Qf
Acq
Eff End Of Hist
Time (Years)
2007
2008
2009
2010
2011
2012
2013
2014
2015



Calendar Daily Gas Production (Mcf/day)
Gas Qf
Eff End Of Hist
Vol Gas
Cumulative Gas Production (Mcf)
0
50,000
100,000
150,000
200,000
250,000
300,000
350,000
400,000
450,00

Oil Cum	(bbl)	0	Gas Cum	(Mcf)	245,116	Water Cum	(bbl)	419	FCond Cum	(bbl)	0
Oil Rem Rec	(bbl)	0	Gas Rem Rec	(Mcf)	79,690	Water Rem Rec	(bbl)	0	FCond Rem Rec	(bbl)	2
Oil Ult Rec	(bbl)	0	Gas Ult Rec	(Mcf)	324,806	Water Ult Rec	(bbl)	419	FCond Ult Rec	(bbl)	2

Forecast Start (T0)	05/01/2014	Calculation Type	Vol/Dec	Est Cum Prod (Mcf)	245,116	Decline Exp	0.000
Forecast End (Tf)	02/23/2020	OVIP (Volumetric) (Mcf)	477,656	Remaining Rec (Mcf)	79,690	Initial Decline (De)	15.6
Initial Rate (qi) (Mcf/day)	59.0	Rec Factor (Volumetric)	0.680	Gas Surface Loss	0.13	Reserve Life Index	4.02
Final Rate (qf) (Mcf/day)	22.0	Ult Recoverable (Mcf)	324,806	Gas Total Sales (Mcf)	69,330	Reserve Half Life	2.22

INSITE Petroleum Consultants Ltd.

Legend Energy Canada Ltd.
CASH FLOW
Dec 31, 2013 Constant Prices and Costs (SEC Compliant) (CAD)

Location : Prevo, Alberta
Entity : 02/06-21-039-01W5/2
Formation : COLONY
Effective December 31, 2013

Interests: 75% WI

Lease Burden:

Lessor: Freehold 17.667% Manual

Total Proved Developed Non-Producing Reserves

OIL, GAS & SULPHUR SUMMARY

	COMPANY OIL							COMPANY SALES GAS							SULPHUR		TOTAL	
	Wells	Pool Rates bbl/d	Pool Volumes bbl	WI Volume bbl	RI Volume bbl	Price $/bbl	Revenue $	Wells	Pool Rates Mcf/d	Pool Volumes Mcf	WI Volume Mcf	RI Volume Mcf	Price $/Mcf	Revenue $	Co. Share Volume lt	Price $/lt	WI Rates boe/d	Co. Share Rates boe/d
2014	0.0	0	0.0	0.0	0.0	0.00	0	1.0	33	11,886.9	8,915.2	0.0	3.49	31,102	0.0	0.00	5	5
2015	0.0	0	0.0	0.0	0.0	0.00	0	1.0	42	15,380.9	11,535.7	0.0	3.49	40,244	0.0	0.00	6	6
2016	0.0	0	0.0	0.0	0.0	0.00	0	1.0	36	13,015.8	9,761.9	0.0	3.49	34,056	0.0	0.00	5	5
2017	0.0	0	0.0	0.0	0.0	0.00	0	1.0	30	10,954.2	8,215.7	0.0	3.49	28,661	0.0	0.00	4	4
2018	0.0	0	0.0	0.0	0.0	0.00	0	0.0	0	0.0	0.0	0.0	0.00	0	0.0	0.00	0	0
2019	0.0	0	0.0	0.0	0.0	0.00	0	0.0	0	0.0	0.0	0.0	0.00	0	0.0	0.00	0	0
2020	0.0	0	0.0	0.0	0.0	0.00	0	0.0	0	0.0	0.0	0.0	0.00	0	0.0	0.00	0	0
2021	0.0	0	0.0	0.0	0.0	0.00	0	0.0	0	0.0	0.0	0.0	0.00	0	0.0	0.00	0	0
2022	0.0	0	0.0	0.0	0.0	0.00	0	0.0	0	0.0	0.0	0.0	0.00	0	0.0	0.00	0	0
2023	0.0	0	0.0	0.0	0.0	0.00	0	0.0	0	0.0	0.0	0.0	0.00	0	0.0	0.00	0	0
Sub			0.0	0.0	0.0	0.00	0			51,237.9	38,428.4	0.0	3.49	134,063	0.0	0.00		
Rem			0.0	0.0	0.0	0.00	0			0.0	0.0	0.0	0.00	0	0.0	0.00		
Total			0.0	0.0	0.0	0.00	0			51,237.9	38,428.4	0.0	3.49	134,063	0.0	0.00		

NGL SUMMARY

	CONDENSATE				ETHANE				PROPANE				BUTANE				TOTAL NGL		
	WI Volume bbl	RI Volume bbl	Price $/bbl	Co. Share Revenue $	WI Volume bbl	RI Volume bbl	Price $/bbl	Co. Share Revenue $	WI Volume bbl	RI Volume bbl	Price $/bbl	Co. Share Revenue $	WI Volume bbl	RI Volume bbl	Price $/bbl	Co. Share Revenue $	WI Volume bbl	RI Volumes bbl	CS Net Volumes bbl
2014	85.6	0.0	97.20	8,318.8	3.6	0.0	8.74	31.2	66.9	0.0	33.52	2,241.1	78.5	0.0	56.77	4,453.7	234.5	0.0	193.0
2015	110.7	0.0	97.20	10,763.9	4.6	0.0	8.74	40.3	86.5	0.0	33.52	2,899.8	101.5	0.0	56.77	5,762.8	303.4	0.0	249.8
2016	93.7	0.0	97.20	9,108.8	3.9	0.0	8.74	34.1	73.2	0.0	33.52	2,453.9	85.9	0.0	56.77	4,876.7	256.7	0.0	211.4
2017	78.9	0.0	97.20	7,666.0	3.3	0.0	8.74	28.7	61.6	0.0	33.52	2,065.3	72.3	0.0	56.77	4,104.2	216.1	0.0	177.9
2018	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.0
2019	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.0
2020	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.0
2021	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.0
2022	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.0
2023	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.0
Sub	368.9	0.0	97.20	35,857.6	15.4	0.0	8.74	134.3	288.2	0.0	33.52	9,660.2	338.2	0.0	56.77	19,197.4	1,010.7	0.0	832.1
Rem	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.0
Total	368.9	0.0	97.20	35,857.6	15.4	0.0	8.74	134.3	288.2	0.0	33.52	9,660.2	338.2	0.0	56.77	19,197.4	1,010.7	0.0	832.1

CASH FLOW BTAX

	Company Revenue $	Crown Royalty $	Freehold Royalty $	ORR Royalty $	Mineral Tax $	Total Royalty Burden %	Net Rev After Royalties $	Other Income $	Sask Corp Cap Tax $	Fixed Oper Expense $	Variable Operating Expense $	Other Expenses $	Total Operating Costs $	Abandon Cost & Salvage $	Net Operating Income $	Total Investment $	NET Cash Flow $	CUM Cash Flow $	Disc Cash Flow (10%) $
2014	46,147	0.0	5,459.4	0.0	592.3	13	40,095	0.0	0.0	14,400.0	15,245.0	0.0	29,645.0	0.0	10,450	0.0	10,450	10,450	9,826
2015	59,711	0.0	7,064.1	0.0	720.4	13	51,926	0.0	0.0	21,600.0	19,726.0	0.0	41,326.0	0.0	10,600	0.0	10,600	21,050	9,226
2016	50,529	0.0	5,977.9	0.0	568.6	13	43,983	0.0	0.0	21,600.0	16,692.8	0.0	38,292.8	0.0	5,690	0.0	5,690	26,740	4,513
2017	42,526	0.0	5,031.0	0.0	448.7	13	37,046	0.0	0.0	21,600.0	14,048.8	0.0	35,648.8	22,702.5	-21,305	0.0	-21,305	5,435	-15,264
2018	0	0.0	0.0	0.0	0.0	0	0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0	0.0	0	5,435	0
2019	0	0.0	0.0	0.0	0.0	0	0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0	0.0	0	5,435	0
2020	0	0.0	0.0	0.0	0.0	0	0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0	0.0	0	5,435	0
2021	0	0.0	0.0	0.0	0.0	0	0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0	0.0	0	5,435	0
2022	0	0.0	0.0	0.0	0.0	0	0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0	0.0	0	5,435	0
2023	0	0.0	0.0	0.0	0.0	0	0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0	0.0	0	5,435	0
Sub	198,913	0.0	23,532.4	0.0	2,329.9	13	173,050	0.0	0.0	79,200.0	65,712.6	0.0	144,912.6	22,702.5	5,435	0.0	5,435	5,435	8,301
Rem	0	0.0	0.0	0.0	0.0	0	0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0	0.0	0	5,435	0
Total	198,913	0.0	23,532.4	0.0	2,329.9	13	173,050	0.0	0.0	79,200.0	65,712.6	0.0	144,912.6	22,702.5	5,435	0.0	5,435	5,435	8,301

CO. SHARE RESERVES LIFE (years)

Reserves Half Life	1.6
RLI (Principal Product)	2.97
Reserves Life	3.67
RLI (BOE)	3.0

TOTAL RESERVES - SALES

	GROSS	WI	CO SH	NET
Oil (bbl)	0	0	0	0
Gas (Mcf)	51,238	38,428	38,428	31,639
Gas (bbl)	8,540	6,405	6,405	5,273
*NGL (bbl)	856	642	642	528
Cond (bbl)	492	369	369	304
Total (bbl)	9,887	7,415	7,415	6,105

*This NGL Value includes only Ethane, Propane and Butane. Condensate and Field Condensate are included in the Condensate line.

NET PRESENT VALUES BEFORE TAX

Discount Rate %	Op Income $	Investment $	Cash Flow $	NPV/BOE $/BOE
0	5,435	0.0	5,435	0.73
5	7,089	0.0	7,089	0.96
8	7,861	0.0	7,861	1.06
10	8,301	0.0	8,301	1.12
15	9,185	0.0	9,185	1.24
20	9,821	0.0	9,821	1.32

CAPITAL (undisc)

		Unrisked	Risked
Cost Of Prod.	$/BOEPD	0.00	0.00
Cost Of Reserves	$/BOE	0.00	0.00
Prob Of Success	%	100.00	100.00
Chance Of	%	100.00	100.00

ECONOMIC INDICATORS

		BTAX			
			Unrisked		Risked
Discount Rate	(%)		10.0		10.0
Payout	(Yrs)		0.00		0.00
Discounted Payout	(Yrs)		0.00		0.00
DCF Rate of Return	(%)	>	200.0	>	200.0
NPV/Undisc Invest			0.0		0.0
NPV/Disc Invest			0.0		0.0
Undisc NPV/Undisc Invest			0.0		0.0
NPV/DIS Cap Exposure			0.0		0.0
NPV/BOEPD	(M$/boepd)		1.2		1.2

FIRST 12 MONTHS AVG. PERFORMANCE (undisc)

		WI		Co. Share	
		Unrisked	Risked	Unrisked	Risked
Prod (3 Mo Ave)	(BOEPD)	7.27	7.27	7.27	7.27
Prod (12 Mo Ave)	(BOEPD)	6.83	6.83	6.83	6.83
Price	($/BOE)	26.82	26.82	26.82	26.82
Royalties	($/BOE)	3.51	3.51	3.51	3.51
Operating Costs	($/BOE)	17.52	17.52	17.52	17.52
NetBack	($/BOE)	5.79	5.79	5.79	5.79
Recycle Ratio	(ratio)	0.00	0.00	0.00	0.00

Effective December 31, 2013

GENERAL

Property:	Prevo		Operator:	LEGEND ENERGY CANADA LTD.
Location:	02/06-21-039-01W5/2		Formation:	COLONY
Category:	P+P		Calculation Type:	Vol/Dec
Type:	Gas		Class:	Conventional
Current Status:	FLOWING GAS		Current Status Date:	2006-08-08
Alt ID:				

Entity Comments:

ZONE

Rig Release Date:	2006-05-12	Top Depth:	6,051.5 ft KB
Kelly Bushing:	3,251.6 ft SS	Total Depth:	6,118.8 ft KB
Pool Name:	UPPER MANNVILLE N	Midpoint Perf Depth:	6,058.1 ft KB

RESERVOIR & RESERVES SUMMARY (* data from volumetric tab)

Reservoir Parameters *		Oil			Gas		
Formation Top:	ft	Original Volume In Place:		Mbbl	Original Volume In Place:		477.7 MMcf
Gas/Oil Contact:	ft	Recovery Factor:		Fraction	Recovery Factor:		0.7400 Fraction
Water Contact:	ft	Ultimate Recoverable:		0.0 Mbbl	Ultimate Recoverable:		353.5 MMcf
Production Area:	200 acre	Cumulative Production:		0.0 Mbbl	Cumulative Production:		245.1 MMcf
Net Pay:	8.20 ft	Remaining Recoverable:		0.0 Mbbl	Remaining Recoverable:		108.3 MMcf
Reservoir Volume:	1,640.4 acre-ft	Oil Shrinkage: *		Fraction	Sales Gas:		94.3 MMcf
Porosity:	0.125 Fraction				Oil Saturation: *		Fraction
Water Saturation:	0.400 Fraction				Z Factor: *		0.8790 Fraction
Initial Pressure:	1,345.1 psi				Surface Loss:		0.13 Fraction
Initial Temp:	149 F				H2S Content:		0.0000 Fraction
					CO2 Content:		0.0194 Fraction

Volumetric Remarks:

Category Remarks: Sand in wellbore

FORECAST RATES AND TRENDS

On Production Date:	2006-08-08	GOR:	scf/bbl
Lift Type:		OGR:	bbl/MMcf
Oil Gravity:	API	Water Cut:	%
Heating Value:	1,104 Btu/scf	WGR:	bbl/MMcf

Remaining Reserves

Gas:	108,349.5 Mcf	Oil:	0.0 Mbbl

Number of Trends: 1

Trends 1

Product:	Gas
Start Date:	2014-05-01
End Date:	2022-03-29
Initial Rate:	59 Mcf/day
Rate at Effective Date:	59 Mcf/day
Final Rate:	22 Mcf/day
Decline Exponent:	0.000
Min Effective Decline:	
Final Cum:	353,465.7 Mcf

Reserve Notes

Supporting Data Comments:

PRODUCT RESERVES & RATIOS (Sales Basis)*

	Reserve	Yield	ISC
Ethane	38 bbl	0.40 bbl/MMcf	0.0787 Molar Fraction
Propane	707 bbl	7.50 bbl/MMcf	0.0246 Molar Fraction
Butane	830 bbl	8.80 bbl/MMcf	0.0050 Molar Fraction
Pentane+	905 bbl	9.60 bbl/MMcf	0.0000 Molar Fraction
Field Condensate			
Sulphur			

* Items have details

INTERESTS AND BURDENS

Acquisition Date:	2011-07-01
Disposition Date:	

Interests	Lessor	Burdens
75% WI	Freehold 17.667% Manual	

Participant Remarks: Pooled interest

Legend Energy Canada Ltd.
PRODUCTION AND FORECAST

Effective December 31, 2013

Operator:	LEGEND ENERGY CANADA LTD.		Prevo
Province:	Alberta		02/06-21-039-01W5/2
Field:	PREVO		P+P
Pool:	UPPER MANNVILLE N		
Unit:			
Status:	FLOWING GAS		





Oil Cum	(bbl)	0	Gas Cum	(Mcf)	245,116	Water Cum	(bbl)	419	FCond Cum	(bbl)	0
Oil Rem Rec	(bbl)	0	Gas Rem Rec	(Mcf)	108,350	Water Rem Rec	(bbl)	0	FCond Rem Rec	(bbl)	2
Oil Ult Rec	(bbl)	0	Gas Ult Rec	(Mcf)	353,466	Water Ult Rec	(bbl)	419	FCond Ult Rec	(bbl)	2

Forecast Start (T0)	05/01/2014	Calculation Type	Vol/Dec	Est Cum Prod	(Mcf)	245,116	Decline Exp	0.000
Forecast End (Tf)	03/28/2022	OVIP (Volumetric)	(Mcf)	477,656	Remaining Rec	(Mcf)	108,350	Initial Decline (De)	11.7
Initial Rate (qi)	(Mcf/day)	59.0	Rec Factor (Volumetric)	0.740	Gas Surface Loss	0.13	Reserve Life Index	5.35
Final Rate (qf)	(Mcf/day)	22.0	Ult Recoverable	(Mcf)	353,466	Gas Total Sales	(Mcf)	94,264	Reserve Half Life	3.03

Legend Energy Canada Ltd.
CASH FLOW
Dec 31, 2013 Constant Prices and Costs (SEC Compliant) (CAD)

Location : Prevo, Alberta
Entity : 02/06-21-039-01W5/2
Formation : COLONY
Effective December 31, 2013

Interests: 75% WI

Total Proved Plus Probable Reserves

Lease Burden:

Lessor: Freehold 17.667% Manual

OIL, GAS & SULPHUR SUMMARY

	COMPANY OIL							COMPANY SALES GAS							SULPHUR		TOTAL	
	Wells	Pool Rates bbl/d	Pool Volumes bbl	WI Volume bbl	RI Volume bbl	Price $/bbl	Revenue $	Wells	Pool Rates Mcf/d	Pool Volumes Mcf	WI Volume Mcf	RI Volume Mcf	Price $/Mcf	Revenue $	Co. Share Volume lt	Price $/lt	WI Rates boe/d	Co. Share Rates boe/d
2014	0.0	0	0.0	0.0	0.0	0.00	0	1.0	33	12,064.1	9,048.1	0.0	3.49	31,566	0.0	0.00	5	5
2015	0.0	0	0.0	0.0	0.0	0.00	0	1.0	44	16,201.1	12,150.8	0.0	3.49	42,390	0.0	0.00	6	6
2016	0.0	0	0.0	0.0	0.0	0.00	0	1.0	39	14,339.3	10,754.5	0.0	3.49	37,519	0.0	0.00	6	6
2017	0.0	0	0.0	0.0	0.0	0.00	0	1.0	35	12,622.1	9,466.6	0.0	3.49	33,026	0.0	0.00	5	5
2018	0.0	0	0.0	0.0	0.0	0.00	0	1.0	31	11,143.0	8,357.2	0.0	3.49	29,155	0.0	0.00	4	4
2019	0.0	0	0.0	0.0	0.0	0.00	0	0.0	0	0.0	0.0	0.0	0.00	0	0.0	0.00	0	0
2020	0.0	0	0.0	0.0	0.0	0.00	0	0.0	0	0.0	0.0	0.0	0.00	0	0.0	0.00	0	0
2021	0.0	0	0.0	0.0	0.0	0.00	0	0.0	0	0.0	0.0	0.0	0.00	0	0.0	0.00	0	0
2022	0.0	0	0.0	0.0	0.0	0.00	0	0.0	0	0.0	0.0	0.0	0.00	0	0.0	0.00	0	0
2023	0.0	0	0.0	0.0	0.0	0.00	0	0.0	0	0.0	0.0	0.0	0.00	0	0.0	0.00	0	0
Sub			0.0	0.0	0.0	0.00	0			66,369.6	49,777.2	0.0	3.49	173,655	0.0	0.00		
Rem			0.0	0.0	0.0	0.00	0			0.0	0.0	0.0	0.00	0	0.0	0.00		
Total			0.0	0.0	0.0	0.00	0			66,369.6	49,777.2	0.0	3.49	173,655	0.0	0.00		

NGL SUMMARY

	CONDENSATE				ETHANE				PROPANE				BUTANE				TOTAL NGL		
	WI Volume bbl	RI Volume bbl	Price $/bbl	Co. Share Revenue $	WI Volume bbl	RI Volume bbl	Price $/bbl	Co. Share Revenue $	WI Volume bbl	RI Volume bbl	Price $/bbl	Co. Share Revenue $	WI Volume bbl	RI Volume bbl	Price $/bbl	Co. Share Revenue $	WI Volume bbl	RI Volumes bbl	CS Net Volumes bbl
2014	86.9	0.0	97.20	8,442.8	3.6	0.0	8.74	31.6	67.9	0.0	33.52	2,274.5	79.6	0.0	56.77	4,520.1	238.0	0.0	195.9
2015	116.6	0.0	97.20	11,337.9	4.9	0.0	8.74	42.5	91.1	0.0	33.52	3,054.5	106.9	0.0	56.77	6,070.1	319.6	0.0	263.1
2016	103.2	0.0	97.20	10,035.0	4.3	0.0	8.74	37.6	80.7	0.0	33.52	2,703.5	94.6	0.0	56.77	5,372.5	282.8	0.0	232.9
2017	90.9	0.0	97.20	8,833.3	3.8	0.0	8.74	33.1	71.0	0.0	33.52	2,379.7	83.3	0.0	56.77	4,729.2	249.0	0.0	205.0
2018	80.2	0.0	97.20	7,798.1	3.3	0.0	8.74	29.2	62.7	0.0	33.52	2,100.8	73.5	0.0	56.77	4,175.0	219.8	0.0	181.0
2019	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.0
2020	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.0
2021	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.0
2022	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.0
2023	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.0
Sub	477.9	0.0	97.20	46,447.2	19.9	0.0	8.74	174.0	373.3	0.0	33.52	12,513.0	438.0	0.0	56.77	24,866.9	1,309.1	0.0	1,077.9
Rem	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.0
Total	477.9	0.0	97.20	46,447.2	19.9	0.0	8.74	174.0	373.3	0.0	33.52	12,513.0	438.0	0.0	56.77	24,866.9	1,309.1	0.0	1,077.9

CASH FLOW BTAX

	Company Revenue $	Crown Royalty $	Freehold Royalty $	ORR Royalty $	Mineral Tax $	Total Royalty Burden %	Net Rev After Royalties $	Other Income $	Sask Corp Cap Tax $	Fixed Oper Expense $	Variable Operating Expense $	Other Expenses $	Total Operating Costs $	Abandon Cost & Salvage $	Net Operating Income $	Total Investment $	NET Cash Flow $	CUM Cash Flow $	Disc Cash Flow (10%) $
2014	46,835	0.0	5,540.6	0.0	605.1	13	40,689	0.0	0.0	14,400.0	15,472.3	0.0	29,872.3	0.0	10,816	0.0	10,816	10,816	10,166
2015	62,895	0.0	7,440.8	0.0	775.7	13	54,678	0.0	0.0	21,600.0	20,777.9	0.0	42,377.9	0.0	12,300	0.0	12,300	23,117	10,692
2016	55,667	0.0	6,585.7	0.0	651.0	13	48,430	0.0	0.0	21,600.0	18,390.2	0.0	39,990.2	0.0	8,440	0.0	8,440	31,557	6,675
2017	49,001	0.0	5,797.1	0.0	544.9	13	42,659	0.0	0.0	21,600.0	16,187.9	0.0	37,787.9	0.0	4,871	0.0	4,871	36,428	3,490
2018	43,259	0.0	5,117.7	0.0	459.2	13	37,682	0.0	0.0	21,600.0	14,290.9	0.0	35,890.9	22,702.5	-20,912	0.0	-20,912	15,516	-13,621
2019	0	0.0	0.0	0.0	0.0	0	0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0	0.0	0	15,516	0
2020	0	0.0	0.0	0.0	0.0	0	0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0	0.0	0	15,516	0
2021	0	0.0	0.0	0.0	0.0	0	0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0	0.0	0	15,516	0
2022	0	0.0	0.0	0.0	0.0	0	0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0	0.0	0	15,516	0
2023	0	0.0	0.0	0.0	0.0	0	0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0	0.0	0	15,516	0
Sub	257,656	0.0	30,482.1	0.0	3,036.0	13	224,138	0.0	0.0	100,800.0	85,119.1	0.0	185,919.1	22,702.5	15,516	0.0	15,516	15,516	17,403
Rem	0	0.0	0.0	0.0	0.0	0	0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0	0.0	0	15,516	0
Total	257,656	0.0	30,482.1	0.0	3,036.0	13	224,138	0.0	0.0	100,800.0	85,119.1	0.0	185,919.1	22,702.5	15,516	0.0	15,516	15,516	17,403

CO. SHARE RESERVES LIFE (years)

Reserves Half Life	2.0
RLI (Principal Product)	3.77
Reserves Life	4.67
RLI (BOE)	3.8

TOTAL RESERVES - SALES

	GROSS	WI	CO SH	NET
Oil (bbl)	0	0	0	0
Gas (Mcf)	66,370	49,777	49,777	40,983
Gas (bbl)	11,062	8,296	8,296	6,831
*NGL (bbl)	1,108	831	831	684
Cond (bbl)	637	478	478	393
Total (bbl)	12,807	9,605	9,605	7,908

*This NGL Value includes only Ethane, Propane and Butane. Condensate and Field Condensate are included in the Condensate line.

NET PRESENT VALUES BEFORE TAX

Discount Rate %	Op Income $	Investment $	Cash Flow $	NPV/BOE $/BOE
0	15,516	0.0	15,516	1.62
5	16,726	0.0	16,726	1.74
8	17,184	0.0	17,184	1.79
10	17,403	0.0	17,403	1.81
15	17,717	0.0	17,717	1.84
20	17,782	0.0	17,782	1.85

CAPITAL (undisc)

		Unrisked	Risked
Cost Of Prod.	$/BOEPD	0.00	0.00
Cost Of Reserves	$/BOE	0.00	0.00
Prob Of Success	%	100.00	100.00
Chance Of	%	100.00	100.00

ECONOMIC INDICATORS

		BTAX			
		Unrisked		Risked	
Discount Rate	(%)		10.0		10.0
Payout	(Yrs)		0.00		0.00
Discounted Payout	(Yrs)		0.00		0.00
DCF Rate of Return	(%)	>	200.0	>	200.0
NPV/Undisc Invest			0.0		0.0
NPV/Disc Invest			0.0		0.0
Undisc NPV/Undisc Invest			0.0		0.0
NPV/DIS Cap Exposure			0.0		0.0
NPV/BOEPD	(M$/boepd)		2.5		2.5

FIRST 12 MONTHS AVG. PERFORMANCE (undisc)

		WI		Co. Share	
		Unrisked	Risked	Unrisked	Risked
Prod (3 Mo Ave)	(BOEPD)	7.31	7.31	7.31	7.31
Prod (12 Mo Ave)	(BOEPD)	6.98	6.98	6.98	6.98
Price	($/BOE)	26.82	26.82	26.82	26.82
Royalties	($/BOE)	3.52	3.52	3.52	3.52
Operating Costs	($/BOE)	17.33	17.33	17.33	17.33
NetBack	($/BOE)	5.97	5.97	5.97	5.97
Recycle Ratio	(ratio)	0.00	0.00	0.00	0.00

INSITE Petroleum Consultants Ltd.



R9W6

WELL LEGEND

- • Oil
- ○ Location
- ☼ Gas
- ◇ Other
- ⦁ Suspended Oil
- ☼ Abandoned Gas
- ☼ Suspended Gas
- ⬦ Abandoned Oil
- ⦶ Suspended
- ⬦ Abandoned
- ⚲ Injection

PIPELINE LEGEND

- —— Oil
- —— Natural Gas
- —— Sour Natural Gas
- —— Water
- —— Other

Legend Energy Canada Ltd.

RAINBOW

Alberta

Quick Select
(403) 640-9080

Date: 2014/3/17
Author: mdr

Legend Energy Canada Ltd.
DETAILED ECONOMIC SUMMARY
Dec 31, 2013 Constant Prices and Costs (SEC Compliant) (CAD)

Effective December 31, 2013 Rainbow

		PDP	PDNP	PU	PD+PU	Probable	P+P
Sales Gas	**MMcf**						
Ultimate Remaining						532.4	532.4
WI Before Royalty						20.0	20.0
WI After Royalty						17.8	17.8
Royalty Interest						0.0	0.0
Total Net						17.8	17.8
NGLs	**Mbbl**						
Ultimate Remaining						62.3	62.3
WI Before Royalty						2.3	2.3
WI After Royalty						1.9	1.9
Royalty Interest						0.0	0.0
Total Net						1.9	1.9
Sulphur	**Mlt**						
Ultimate Remaining						0.1	0.1
WI Before Royalty						0.0	0.0
WI After Royalty						0.0	0.0
Royalty Interest						0.0	0.0
Total Net						0.0	0.0
BOE	**Mboe**						
Ultimate Remaining						151.0	151.0
WI Before Royalty						5.7	5.7
WI After Royalty						4.9	4.9
Royalty Interest						0.0	0.0
Total Net						4.9	4.9
NPV - BTAX	**M$**						
Undiscounted						57.6	57.6
Discounted at 5%						43.2	43.2
Discounted at 10%						32.9	32.9
Discounted at 15%						25.4	25.4
Discounted at 20%						19.8	19.8

Light & Medium Oil includes Shale Oil. Heavy Oil Includes Ultra Heavy in Alberta and Bitumen. Sales Gas includes Solution gas, Associated and Non- Associated gas, Coalbed Methane, Shale

INSITE Petroleum Consultants Ltd.

Legend Energy Canada Ltd.
DETAILED RESERVES AND PRESENT VALUE
Dec 31, 2013 Constant Prices and Costs (SEC Compliant) (CAD)
Rainbow

Effective December 31, 2013   Proved Plus Probable

Location	Formation	Avg Int %	Category	Oil WI Mstb	Oil RI Mstb	Oil Net Mstb	Sales Gas WI MMcf	Sales Gas RI MMcf	Sales Gas Net MMcf	NGL WI Mstb	NGL RI Mstb	NGL Net Mstb	BOE WI Mboe	BOE RI Mboe	BOE Net Mboe	Present Value 5% M$	Present Value 10% M$	Present Value 15% M$
Rainbow																		
00/15-28-108-09W6/2	SLAVE POINT	3.75	Probable	0.0	0.0	0.0	20.0	0.0	17.8	2.3	0.0	1.9	5.7	0.0	4.9	43.2	32.9	25.4
Rainbow				0.0	0.0	0.0	20.0	0.0	17.8	2.3	0.0	1.9	5.7	0.0	4.9	43.2	32.9	25.4
Total				0.0	0.0	0.0	20.0	0.0	17.8	2.3	0.0	1.9	5.7	0.0	4.9	43.2	32.9	25.4

Legend Energy Canada Ltd.
CASH FLOW
Dec 31, 2013 Constant Prices and Costs (SEC Compliant) (CAD)

Selection : Rainbow

Effective December 31, 2013

Total Proved Plus Probable Reserves

OIL, GAS & SULPHUR SUMMARY

	COMPANY OIL							COMPANY SALES GAS								SULPHUR		TOTAL	
	Wells	Pool Rates bbl/d	Pool Volumes bbl	WI Volume bbl	RI Volume bbl	Price $/bbl	Revenue $	Wells	Pool Rates Mcf/d	Pool Volumes Mcf	WI Volume Mcf	RI Volume Mcf	Price $/Mcf	Revenue $		Co. Share Volume lt	Price $/lt	WI Rates boe/d	Co. Share Rates boe/d
2014	0.0	0	0.0	0.0	0.0	0.00	0	0.0	0	0.0	0.0	0.0	0.00	0		0.0	0.00	0	0
2015	0.0	0	0.0	0.0	0.0	0.00	0	0.0	0	0.0	0.0	0.0	0.00	0		0.0	0.00	0	0
2016	0.0	0	0.0	0.0	0.0	0.00	0	1.0	349	127,593.3	4,784.8	0.0	2.81	13,445		0.5	70.90	4	4
2017	0.0	0	0.0	0.0	0.0	0.00	0	1.0	270	98,611.5	3,697.9	0.0	2.81	10,391		0.4	70.90	3	3
2018	0.0	0	0.0	0.0	0.0	0.00	0	1.0	209	76,449.3	2,866.8	0.0	2.81	8,056		0.3	70.90	2	2
2019	0.0	0	0.0	0.0	0.0	0.00	0	1.0	162	59,267.8	2,222.5	0.0	2.81	6,245		0.3	70.90	2	2
2020	0.0	0	0.0	0.0	0.0	0.00	0	1.0	126	46,058.3	1,727.2	0.0	2.81	4,853		0.2	70.90	1	1
2021	0.0	0	0.0	0.0	0.0	0.00	0	1.0	98	35,596.5	1,334.9	0.0	2.81	3,751		0.2	70.90	1	1
2022	0.0	0	0.0	0.0	0.0	0.00	0	1.0	76	27,596.4	1,034.9	0.0	2.81	2,908		0.1	70.90	1	1
2023	0.0	0	0.0	0.0	0.0	0.00	0	1.0	59	21,394.3	802.3	0.0	2.81	2,254		0.1	70.90	1	1
Sub			0.0	0.0	0.0	0.00	0			492,567.5	18,471.3	0.0	2.81	51,904		2.1	70.90		
Rem			0.0	0.0	0.0	0.00	0			39,818.3	1,493.2	0.0	2.81	4,196		0.2	70.90		
Total			0.0	0.0	0.0	0.00	0			532,385.7	19,964.5	0.0	2.81	56,100		2.3	70.90		

NGL SUMMARY

	CONDENSATE				ETHANE				PROPANE				BUTANE				TOTAL NGL		
	WI Volume bbl	RI Volume bbl	Price $/bbl	Co. Share Revenue $	WI Volume bbl	RI Volume bbl	Price $/bbl	Co. Share Revenue $	WI Volume bbl	RI Volume bbl	Price $/bbl	Co. Share Revenue $	WI Volume bbl	RI Volume bbl	Price $/bbl	Co. Share Revenue $	WI Volume bbl	RI Volumes bbl	CS Net Volumes bbl
2014	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.0
2015	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.0
2016	171.7	0.0	105.65	18,139.5	237.5	0.0	8.74	2,076.2	78.1	0.0	37.66	2,940.2	72.7	0.0	69.23	5,032.2	560.0	0.0	450.1
2017	132.7	0.0	105.65	14,019.3	183.6	0.0	8.74	1,604.6	60.3	0.0	37.66	2,272.3	56.2	0.0	69.23	3,889.2	432.8	0.0	354.9
2018	102.9	0.0	105.65	10,868.5	142.3	0.0	8.74	1,244.0	46.8	0.0	37.66	1,761.6	43.6	0.0	69.23	3,015.1	335.5	0.0	281.5
2019	79.8	0.0	105.65	8,425.9	110.3	0.0	8.74	964.4	36.3	0.0	37.66	1,365.7	33.8	0.0	69.23	2,337.5	260.1	0.0	220.1
2020	62.0	0.0	105.65	6,548.0	85.7	0.0	8.74	749.4	28.2	0.0	37.66	1,061.3	26.2	0.0	69.23	1,816.5	202.1	0.0	171.0
2021	47.9	0.0	105.65	5,060.6	66.3	0.0	8.74	579.2	21.8	0.0	37.66	820.3	20.3	0.0	69.23	1,403.9	156.2	0.0	132.2
2022	37.1	0.0	105.65	3,923.3	51.4	0.0	8.74	449.0	16.9	0.0	37.66	635.9	15.7	0.0	69.23	1,088.4	121.1	0.0	102.5
2023	28.8	0.0	105.65	3,041.6	39.8	0.0	8.74	348.1	13.1	0.0	37.66	493.0	12.2	0.0	69.23	843.8	93.9	0.0	79.4
Sub	662.8	0.0	105.65	70,026.7	917.0	0.0	8.74	8,014.9	301.4	0.0	37.66	11,350.3	280.6	0.0	69.23	19,426.6	2,161.9	0.0	1,791.8
Rem	53.6	0.0	105.65	5,660.8	74.1	0.0	8.74	647.9	24.4	0.0	37.66	917.5	22.7	0.0	69.23	1,570.4	174.8	0.0	147.9
Total	716.4	0.0	105.65	75,687.5	991.2	0.0	8.74	8,662.8	325.8	0.0	37.66	12,267.8	303.3	0.0	69.23	20,997.0	2,336.6	0.0	1,939.7

CASH FLOW BTAX

	Company Revenue $	Crown Royalty $	Freehold Royalty $	ORR Royalty $	Mineral Tax $	Total Royalty Burden %	Net Rev After Royalties $	Other Income $	Sask Corp Cap Tax $	Fixed Oper Expense $	Variable Operating Expense $	Other Expenses $	Total Operating Costs $	Abandon Cost & Salvage $	Net Operating Income $	Total Investment $	NET Cash Flow $	CUM Cash Flow $	Disc Cash Flow (10%) $
2014	0	0.0	0.0	0.0	0.0	0	0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0	0.0	0	0	0
2015	0	0.0	0.0	0.0	0.0	0	0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0	25,312.5	-25,312	-25,312	-21,010
2016	41,672	8,989.4	0.0	0.0	0.0	22	32,683	0.0	0.0	1,350.0	9,569.5	0.0	10,919.5	0.0	21,763	0.0	21,763	-3,549	17,193
2017	32,207	6,587.6	0.0	0.0	0.0	20	25,619	0.0	0.0	1,350.0	7,395.9	0.0	8,745.9	0.0	16,873	0.0	16,873	13,324	12,088
2018	24,968	4,783.1	0.0	0.0	0.0	19	20,185	0.0	0.0	1,350.0	5,733.7	0.0	7,083.7	0.0	13,102	0.0	13,102	26,425	8,534
2019	19,357	3,635.6	0.0	0.0	0.0	19	15,721	0.0	0.0	1,350.0	4,445.1	0.0	5,795.1	0.0	9,926	0.0	9,926	36,352	5,878
2020	15,043	2,825.3	0.0	0.0	0.0	19	12,217	0.0	0.0	1,350.0	3,454.4	0.0	4,804.4	0.0	7,413	0.0	7,413	43,765	3,990
2021	11,626	2,183.5	0.0	0.0	0.0	19	9,442	0.0	0.0	1,350.0	2,669.7	0.0	4,019.7	0.0	5,423	0.0	5,423	49,187	2,653
2022	9,013	1,692.8	0.0	0.0	0.0	19	7,320	0.0	0.0	1,350.0	2,069.7	0.0	3,419.7	0.0	3,900	0.0	3,900	53,088	1,735
2023	6,987	1,312.4	0.0	0.0	0.0	19	5,675	0.0	0.0	1,350.0	1,604.6	0.0	2,954.6	0.0	2,720	0.0	2,720	55,808	1,100
Sub	160,873	32,009.7	0.0	0.0	0.0	20	128,863	0.0	0.0	10,800.0	36,942.6	0.0	47,742.6	0.0	81,121	25,312.5	55,808	55,808	32,162
Rem	13,005	2,442.5	0.0	0.0	0.0	19	10,562	0.0	0.0	4,108.1	2,986.4	0.0	7,094.4	1,654.5	1,813	0.0	1,813	57,621	745
Total	173,877	34,452.2	0.0	0.0	0.0	20	139,425	0.0	0.0	14,908.1	39,928.9	0.0	54,837.0	1,654.5	82,934	25,312.5	57,621	57,621	32,907

CO. SHARE RESERVES LIFE (years)

Reserves Half Life	2.5
RLI (Principal Product)	4.17
Reserves Life	12.00
RLI (BOE)	4.2

TOTAL RESERVES - SALES

	GROSS	WI	CO SH	NET
Oil (bbl)	0	0	0	0
Gas (Mcf)	532,386	19,964	19,964	17,750
Gas (bbl)	88,731	3,327	3,327	2,958
*NGL (bbl)	43,206	1,620	1,620	1,420
Cond (bbl)	19,104	716	716	520
Total (bbl)	151,041	5,664	5,664	4,898

*This NGL Value includes only Ethane, Propane and Butane: Condensate and Field Condensate are included in the Condensate line.

NET PRESENT VALUES BEFORE TAX

Discount Rate %	Op Income $	Investment $	Cash Flow $	NPV/BOE $/BOE
0	82,934	25,312.5	57,621	10.17
5	66,230	23,009.8	43,220	7.63
8	58,415	21,777.0	36,638	6.47
10	53,917	21,009.7	32,907	5.81
15	44,629	19,261.1	25,368	4.48
20	37,477	17,723.5	19,754	3.49

CAPITAL (undisc)

		Unrisked	Risked
Cost Of Prod.	$/BOEPD	6,810.81	6,810.81
Cost Of Reserves	$/BOE	4.47	4.47
Prob Of Success	%	100.00	100.00
Chance Of	%	100.00	100.00

ECONOMIC INDICATORS

		BTAX Unrisked	BTAX Risked
Discount Rate	(%)	10.0	10.0
Payout	(Yrs)	1.29	1.29
Discounted Payout	(Yrs)	1.40	1.40
DCF Rate of Return	(%)	96.7	96.7
NPV/Undisc Invest		1.3	1.3
NPV/Disc Invest		1.6	1.6
Undisc NPV/Undisc Invest		2.3	2.3
NPV/DIS Cap Exposure		1.6	1.6
NPV/BOEPD	(M$/boepd)	8.9	8.9

FIRST 12 MONTHS AVG. PERFORMANCE (undisc)

		WI Unrisked	WI Risked	Co. Share Unrisked	Co. Share Risked
Prod (3 Mo Ave)	(BOEPD)	4.07	4.07	4.07	4.07
Prod (12 Mo Ave)	(BOEPD)	3.72	3.72	3.72	3.72
Price	($/BOE)	30.70	30.70	30.70	30.70
Royalties	($/BOE)	6.62	6.62	6.62	6.62
Operating Costs	($/BOE)	8.04	8.04	8.04	8.04
NetBack	($/BOE)	16.03	16.03	16.03	16.03
Recycle Ratio	(ratio)	3.59	3.59	3.59	3.59

Legend Energy Canada Ltd.
ENTITY INTERESTS

Effective December 31, 2013

Location Disposition Date	Formation Status	Type Class	Interests	Lessor: Production Class	Burdens
Rainbow					
00/15-28-108-09W6/2	SLAVE POINT	Gas Conventional	3.75% WI Remarks: Interest pooled over section	Crown	

Legend Energy Canada Ltd.
OPERATING COSTS

Effective December 31, 2013 — All Categories

Location	Formation	Type	Category	Fixed Costs Ann. M$/yr	Fixed Costs Ann. $/w/yr	Fixed Costs Mo. $/w/mo	Variable Oil Costs* Var.[1] $/bbl	Variable Oil Costs* Truck[3] $/bbl	Variable Oil Costs* Trans[3] Adj. $/bbl	Variable Gas Costs* Var.[1] $/Mcf	Variable Gas Costs* Gath.[2] $/Mcf	Variable Gas Costs* Cust[2] Proc. $/Mcf	Variable Gas Costs* Plant[2] Oper. $/Mcf	Variable Gas Costs* Trans[3] Adj. $/Mcf	GCA $/Mcf	Other NGL[3] Trans. $/bbl	Other Water Disp. $/bbl	Other Sulph[3] Trans. $/lt	Other Sulph Oper. $/Mcf	Other Aband Costs M$
Rainbow																				
00/15-28-108-09W6/2	SLAVE POINT	Gas	Probable			3,000				2.00				0.35	2.00					44.12

[1]Note 1: cost not royalty deductable. [2]Note 2: cost is royalty deductable. [3]Note 3: cost used in price adjustment. Bold-Italic values have details.

Legend Energy Canada Ltd.
CAPITAL COSTS
ALL COSTS IN 2014 DOLLARS

Effective December 31, 2013   All Categories

Location	Formation	Category	Date	Capital Type	Total Amount M$	Committed Amount M$	Comments
Rainbow							
00/15-28-108-09W6/2	SLAVE POINT	Probable	2015-12-01	Gas Equip	675.0	675.0	Complete, equip and tie in
Rainbow							
Total							

Effective December 31, 2013

GENERAL

Property:	Rainbow	Operator:	
Location:	00/15-28-108-09W6/2	Formation	SLAVE POINT
Category	Probable	Calculation Type:	Volumetric
Type:	Gas	Class:	Conventional
Current Status:	BEHIND PIPE	Current Status Date:	
Alt ID:			

Entity Comments:

ZONE

Rig Release Date:		Top Depth:	ft KB
Kelly Bushing:	ft SS	Total Depth:	ft KB
Pool Name:		Midpoint Perf Depth:	ft KB

RESERVOIR & RESERVES SUMMARY   (* data from volumetric tab)

Reservoir Parameters *		Oil			Gas	
Formation Top:	5,463 ft	Original Volume In Place:	Mbbl	Original Volume In Place:	898.5 MMcf
Gas/Oil Contact:	ft	Recovery Factor:	Fraction	Recovery Factor:	0.7500 Fraction
Water Contact:	ft	Ultimate Recoverable:	0.0 Mbbl	Ultimate Recoverable:	673.9 MMcf
Production Area:	160 acre	Cumulative Production:	0.0 Mbbl	Cumulative Production:	0.0 MMcf
Net Pay:	11.48 ft	Remaining Recoverable:	0.0 Mbbl	Remaining Recoverable:	673.9 MMcf
Reservoir Volume:	1,837.3 acre-ft	Oil Shrinkage: *	Fraction	Sales Gas:	532.4 MMcf
Porosity:	0.075 Fraction			Oil Saturation: *	Fraction
Water Saturation:	0.150 Fraction			Z Factor: *	0.8350 Fraction
Initial Pressure:	2,656.0 psi			Surface Loss:	0.21 Fraction
Initial Temp:	181 F			H2S Content:	0.0024 Fraction
				CO2 Content:	0.0298 Fraction

Volumetric Remarks:

Category Remarks: DST: 1664.5-1679.5mKb. GTS @ 102.8 E3m3/d. SIP 18053 Kpa. FP 5329-6928 kpa. Rec 195m mud.
No perfs to date.

FORECAST RATES AND TRENDS

On Production Date:		GOR:	scf/bbl
Lift Type:		OGR:	bbl/MMcf
Oil Gravity:	API	Water Cut:	%
Heating Value:	1,000 Btu/scf	WGR:	bbl/MMcf

Remaining Reserves

Gas:	673,906.0 Mcf	Oil:	0.0 Mbbl

Number of Trends: 1

Trends	1
Product:	Gas
Start Date:	2016-01-01
End Date:	2027-01-17
Initial Rate:	500 Mcf/day
Rate at Effective Date:	500 Mcf/day
Final Rate:	30 Mcf/day
Decline Exponent:	0.000
Min Effective Decline:	
Final Cum:	673,906.0 Mcf

Reserve Notes

Supporting Data Comments: Pressure, temp, gas analysis from 08-31well.

PRODUCT RESERVES & RATIOS (Sales Basis)*

	Reserve	Yield	ISC
Ethane	26,431 bbl	49.65 bbl/MMcf	0.0638 Molar Fraction
Propane	8,687 bbl	16.32 bbl/MMcf	0.0407 Molar Fraction
Butane	8,088 bbl	15.19 bbl/MMcf	0.0232 Molar Fraction
Pentane+	19,104 bbl	35.88 bbl/MMcf	0.0339 Molar Fraction
Field Condensate			
Sulphur	61 lt	0.11 lt/MMcf	

* Items have details

INTERESTS AND BURDENS

Acquisition Date: 2011-07-01
Disposition Date:

Interests	Lessor	Burdens
3.75% WI	Crown	

Participant Remarks: Interest pooled over section

Legend Energy Canada Ltd.
CASH FLOW
Dec 31, 2013 Constant Prices and Costs (SEC Compliant) (CAD)

Location : Rainbow, Alberta
Entity : 00/15-28-108-09W6/2
Formation : SLAVE POINT
Effective December 31, 2013

Interests: 3.75% WI

Total Probable Reserves

Lease Burden:

Lessor: Crown

OIL, GAS & SULPHUR SUMMARY

	COMPANY OIL							COMPANY SALES GAS							SULPHUR		TOTAL	
	Wells	Pool Rates bbl/d	Pool Volumes bbl	WI Volume bbl	RI Volume bbl	Price $/bbl	Revenue $	Wells	Pool Rates Mcf/d	Pool Volumes Mcf	WI Volume Mcf	RI Volume Mcf	Price $/Mcf	Revenue $	Co. Share Volume lt	Price $/lt	WI Rates boe/d	Co. Share Rates boe/d
2014	0.0	0	0.0	0.0	0.0	0.00	0	0.0	0	0.0	0.0	0.0	0.00	0	0.0	0.00	0	0
2015	0.0	0	0.0	0.0	0.0	0.00	0	0.0	0	0.0	0.0	0.0	0.00	0	0.0	0.00	0	0
2016	0.0	0	0.0	0.0	0.0	0.00	0	1.0	349	127,593.3	4,784.8	0.0	2.81	13,445	0.5	70.90	4	4
2017	0.0	0	0.0	0.0	0.0	0.00	0	1.0	270	98,611.5	3,697.9	0.0	2.81	10,391	0.4	70.90	3	3
2018	0.0	0	0.0	0.0	0.0	0.00	0	1.0	209	76,449.3	2,866.8	0.0	2.81	8,056	0.3	70.90	2	2
2019	0.0	0	0.0	0.0	0.0	0.00	0	1.0	162	59,267.8	2,222.5	0.0	2.81	6,245	0.3	70.90	2	2
2020	0.0	0	0.0	0.0	0.0	0.00	0	1.0	126	46,058.3	1,727.2	0.0	2.81	4,853	0.2	70.90	1	1
2021	0.0	0	0.0	0.0	0.0	0.00	0	1.0	98	35,596.5	1,334.9	0.0	2.81	3,751	0.2	70.90	1	1
2022	0.0	0	0.0	0.0	0.0	0.00	0	1.0	76	27,596.4	1,034.9	0.0	2.81	2,908	0.1	70.90	1	1
2023	0.0	0	0.0	0.0	0.0	0.00	0	1.0	59	21,394.3	802.3	0.0	2.81	2,254	0.1	70.90	1	1
Sub			0.0	0.0	0.0	0.00	0			492,567.5	18,471.3	0.0	2.81	51,904	2.1	70.90		
Rem			0.0	0.0	0.0	0.00	0			39,818.3	1,493.2	0.0	2.81	4,196	0.2	70.90		
Total			0.0	0.0	0.0	0.00	0			532,385.7	19,964.5	0.0	2.81	56,100	2.3	70.90		

NGL SUMMARY

	CONDENSATE				ETHANE				PROPANE				BUTANE				TOTAL NGL		
	WI Volume bbl	RI Volume bbl	Price $/bbl	Co. Share Revenue $	WI Volume bbl	RI Volume bbl	Price $/bbl	Co. Share Revenue $	WI Volume bbl	RI Volume bbl	Price $/bbl	Co. Share Revenue $	WI Volume bbl	RI Volume bbl	Price $/bbl	Co. Share Revenue $	WI Volume bbl	RI Volumes bbl	CS Net Volumes bbl
2014	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.0
2015	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.0
2016	171.7	0.0	105.65	18,139.5	237.5	0.0	8.74	2,076.2	78.1	0.0	37.66	2,940.2	72.7	0.0	69.23	5,032.2	560.0	0.0	450.1
2017	132.7	0.0	105.65	14,019.3	183.6	0.0	8.74	1,604.6	60.3	0.0	37.66	2,272.3	56.2	0.0	69.23	3,889.2	432.8	0.0	354.9
2018	102.9	0.0	105.65	10,868.5	142.3	0.0	8.74	1,244.0	46.8	0.0	37.66	1,761.6	43.6	0.0	69.23	3,015.1	335.5	0.0	281.5
2019	79.8	0.0	105.65	8,425.9	110.3	0.0	8.74	964.4	36.3	0.0	37.66	1,365.7	33.8	0.0	69.23	2,337.5	260.1	0.0	220.1
2020	62.0	0.0	105.65	6,548.0	85.7	0.0	8.74	749.4	28.2	0.0	37.66	1,061.3	26.2	0.0	69.23	1,816.5	202.1	0.0	171.0
2021	47.9	0.0	105.65	5,060.6	66.3	0.0	8.74	579.2	21.8	0.0	37.66	820.3	20.3	0.0	69.23	1,403.9	156.2	0.0	132.2
2022	37.1	0.0	105.65	3,923.3	51.4	0.0	8.74	449.0	16.9	0.0	37.66	635.9	15.7	0.0	69.23	1,088.4	121.1	0.0	102.5
2023	28.8	0.0	105.65	3,041.6	39.8	0.0	8.74	348.1	13.1	0.0	37.66	493.0	12.2	0.0	69.23	843.8	93.9	0.0	79.4
Sub	662.8	0.0	105.65	70,026.7	917.0	0.0	8.74	8,014.9	301.4	0.0	37.66	11,350.3	280.6	0.0	69.23	19,426.6	2,161.9	0.0	1,791.8
Rem	53.6	0.0	105.65	5,660.8	74.1	0.0	8.74	647.9	24.4	0.0	37.66	917.5	22.7	0.0	69.23	1,570.4	174.8	0.0	147.9
Total	716.4	0.0	105.65	75,687.5	991.2	0.0	8.74	8,662.8	325.8	0.0	37.66	12,267.8	303.3	0.0	69.23	20,997.0	2,336.6	0.0	1,939.7

CASH FLOW BTAX

	Company Revenue $	Crown Royalty $	Freehold Royalty $	ORR Royalty $	Mineral Tax $	Total Royalty Burden %	Net Rev After Royalties $	Other Income $	Sask Corp Cap Tax $	Fixed Oper Expense $	Variable Operating Expense $	Other Expenses $	Total Operating Costs $	Abandon Cost & Salvage $	Net Operating Income $	Total Investment $	NET Cash Flow $	CUM Cash Flow $	Disc Cash Flow (10%) $
2014	0	0.0	0.0	0.0	0.0	0	0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0	0.0	0	0	0
2015	0	0.0	0.0	0.0	0.0	0	0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0	25,312.5	-25,312	-25,312	-21,010
2016	41,672	8,989.4	0.0	0.0	0.0	22	32,683	0.0	0.0	1,350.0	9,569.5	0.0	10,919.5	0.0	21,763	0.0	21,763	-3,549	17,193
2017	32,207	6,587.6	0.0	0.0	0.0	20	25,619	0.0	0.0	1,350.0	7,395.9	0.0	8,745.9	0.0	16,873	0.0	16,873	13,324	12,088
2018	24,968	4,783.1	0.0	0.0	0.0	19	20,185	0.0	0.0	1,350.0	5,733.7	0.0	7,083.7	0.0	13,102	0.0	13,102	26,425	8,534
2019	19,357	3,635.6	0.0	0.0	0.0	19	15,721	0.0	0.0	1,350.0	4,445.1	0.0	5,795.1	0.0	9,926	0.0	9,926	36,352	5,878
2020	15,043	2,825.3	0.0	0.0	0.0	19	12,217	0.0	0.0	1,350.0	3,454.4	0.0	4,804.4	0.0	7,413	0.0	7,413	43,765	3,990
2021	11,626	2,183.5	0.0	0.0	0.0	19	9,442	0.0	0.0	1,350.0	2,669.7	0.0	4,019.7	0.0	5,423	0.0	5,423	49,187	2,653
2022	9,013	1,692.8	0.0	0.0	0.0	19	7,320	0.0	0.0	1,350.0	2,069.7	0.0	3,419.7	0.0	3,900	0.0	3,900	53,088	1,735
2023	6,987	1,312.4	0.0	0.0	0.0	19	5,675	0.0	0.0	1,350.0	1,604.6	0.0	2,954.6	0.0	2,720	0.0	2,720	55,808	1,100
Sub	160,873	32,009.7	0.0	0.0	0.0	20	128,863	0.0	0.0	10,800.0	36,942.6	0.0	47,742.6	0.0	81,121	25,312.5	55,808	55,808	32,162
Rem	13,005	2,442.5	0.0	0.0	0.0	19	10,562	0.0	0.0	4,108.1	2,986.4	0.0	7,094.4	1,654.5	1,813	0.0	1,813	57,621	745
Total	173,877	34,452.2	0.0	0.0	0.0	20	139,425	0.0	0.0	14,908.1	39,928.9	0.0	54,837.0	1,654.5	82,934	25,312.5	57,621	57,621	32,907

CO. SHARE RESERVES LIFE (years)

Reserves Half Life	2.5
RLI (Principal Product)	4.17
Reserves Life	12.00
RLI (BOE)	4.2

TOTAL RESERVES - SALES

	GROSS	WI	CO SH	NET
Oil (bbl)	0	0	0	0
Gas (Mcf)	532,386	19,964	19,964	17,750
Gas (bbl)	88,731	3,327	3,327	2,958
*NGL (bbl)	43,206	1,620	1,620	1,420
Cond (bbl)	19,104	716	716	520
Total (bbl)	151,041	5,664	5,664	4,898

*This NGL Value includes only Ethane, Propane and Butane. Condensate and Field Condensate are included in the Condensate line.

NET PRESENT VALUES BEFORE TAX

Discount Rate %	Op Income $	Investment $	Cash Flow $	NPV/BOE $/BOE
0	82,934	25,312.5	57,621	10.17
5	66,230	23,009.8	43,220	7.63
8	58,415	21,777.0	36,638	6.47
10	53,917	21,009.7	32,907	5.81
15	44,629	19,261.1	25,368	4.48
20	37,477	17,723.5	19,754	3.49

CAPITAL (undisc)

		Unrisked	Risked
Cost Of Prod.	$/BOEPD	6,810.81	6,810.81
Cost Of Reserves	$/BOE	4.47	4.47
Prob Of Success	%	100.00	100.00
Chance Of	%	100.00	100.00

ECONOMIC INDICATORS

		BTAX	
		Unrisked	Risked
Discount Rate	(%)	10.0	10.0
Payout	(Yrs)	1.29	1.29
Discounted Payout	(Yrs)	1.40	1.40
DCF Rate of Return	(%)	96.7	96.7
NPV/Undisc Invest		1.3	1.3
NPV/Disc Invest		1.6	1.6
Undisc NPV/Undisc Invest		2.3	2.3
NPV/DIS Cap Exposure		1.6	1.6
NPV/BOEPD	(M$/boepd)	8.9	8.9

FIRST 12 MONTHS AVG. PERFORMANCE (undisc)

		WI		Co. Share	
		Unrisked	Risked	Unrisked	Risked
Prod (3 Mo Ave)	(BOEPD)	4.07	4.07	4.07	4.07
Prod (12 Mo Ave)	(BOEPD)	3.72	3.72	3.72	3.72
Price	($/BOE)	30.70	30.70	30.70	30.70
Royalties	($/BOE)	6.62	6.62	6.62	6.62
Operating Costs	($/BOE)	8.04	8.04	8.04	8.04
NetBack	($/BOE)	16.03	16.03	16.03	16.03
Recycle Ratio	(ratio)	3.59	3.59	3.59	3.59

INSITE Petroleum Consultants Ltd.



WELL LEGEND

- Oil
- ☆ Gas
- Suspended Oil
- ☼ Suspended Gas
- Suspended
- Injection
- ○ Location
- ◇ Other
- ☆ Abandoned Gas
- Abandoned Oil
- Abandoned

PIPELINE LEGEND

- Oil
- Natural Gas
- Sour Natural Gas
- Water
- Other

Legend Energy Canada Ltd.

TURIN-RETLAW

Alberta

Quick Select
(403) 640-9080

Date: 2014/3/17
Author: mdr

Effective December 31, 2013   Turin-Retlaw

		PDP	PDNP	PU	PD+PU	Probable	P+P
Light and Medium Oil	**Mbbl**						
Ultimate Remaining		66.8			66.8	17.0	83.8
WI Before Royalty		0.0			0.0	0.0	0.0
WI After Royalty		0.0			0.0	0.0	0.0
Royalty Interest		0.4			0.4	0.1	0.5
Total Net		0.4			0.4	0.1	0.5
Total Oil	**Mbbl**						
Ultimate Remaining		66.8			66.8	17.0	83.8
WI Before Royalty		0.0			0.0	0.0	0.0
WI After Royalty		0.0			0.0	0.0	0.0
Royalty Interest		0.4			0.4	0.1	0.5
Total Net		0.4			0.4	0.1	0.5
Sales Gas	**MMcf**						
Ultimate Remaining		169.4			169.4	56.1	225.4
WI Before Royalty		0.0			0.0	0.0	0.0
WI After Royalty		0.0			0.0	0.0	0.0
Royalty Interest		0.8			0.8	0.3	1.1
Total Net		0.8			0.8	0.3	1.1
NGLs	**Mbbl**						
Ultimate Remaining		9.0			9.0	3.5	12.5
WI Before Royalty		0.0			0.0	0.0	0.0
WI After Royalty		0.0			0.0	0.0	0.0
Royalty Interest		0.1			0.1	0.0	0.1
Total Net		0.1			0.1	0.0	0.1
Sulphur	**Mlt**						
Ultimate Remaining		0.0			0.0	0.0	0.0
WI Before Royalty		0.0			0.0	0.0	0.0
WI After Royalty		0.0			0.0	0.0	0.0
Royalty Interest		0.0			0.0	0.0	0.0
Total Net		0.0			0.0	0.0	0.0
BOE	**Mboe**						
Ultimate Remaining		104.1			104.1	29.8	133.9
WI Before Royalty		0.0			0.0	0.0	0.0
WI After Royalty		0.0			0.0	0.0	0.0
Royalty Interest		0.6			0.6	0.2	0.8
Total Net		0.6			0.6	0.2	0.8
NPV - BTAX	**M$**						
Undiscounted		31.9			31.9	8.7	40.6
Discounted at 5%		25.7			25.7	5.5	31.2
Discounted at 10%		21.5			21.5	3.7	25.2
Discounted at 15%		18.4			18.4	2.6	21.1
Discounted at 20%		16.2			16.2	2.0	18.2

Light & Medium Oil includes Shale Oil. Heavy Oil Includes Ultra Heavy in Alberta and Bitumen. Sales Gas includes Solution gas, Associated and Non- Associated gas, Coalbed Methane, Shale

Legend Energy Canada Ltd.
DETAILED RESERVES AND PRESENT VALUE
Dec 31, 2013 Constant Prices and Costs (SEC Compliant) (CAD)
Turin-Retlaw

Effective December 31, 2013

Proved Developed Producing

Location	Formation	Avg Int %	Category	Oil WI Mstb	Oil RI Mstb	Oil Net Mstb	Sales Gas WI MMcf	Sales Gas RI MMcf	Sales Gas Net MMcf	NGL WI Mstb	NGL RI Mstb	NGL Net Mstb	BOE WI Mboe	BOE RI Mboe	BOE Net Mboe	Present Value 5% M$	Present Value 10% M$	Present Value 15% M$
Turin-Retlaw																		
00/12-01-011-18W4/0	SUNBURST SS	0.29	PDP	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	1.1	1.0	0.9
00/12-07-011-18W4/0	SUNBURST SS	0.62	PDP	0.0	0.1	0.1	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.1	0.1	5.8	4.8	4.1
00/13-07-011-18W4/0	SAWTOOTH	0.62	PDP	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	1.1	1.0	0.9
00/14-07-011-18W4/0	MANNVILLE LOWER	0.62	PDP	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	2.5	2.2	2.0
00/08-18-011-18W4/3	MANNVILLE LOWER	0.62	PDP	0.0	0.1	0.1	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.1	0.1	4.6	3.9	3.4
00/09-12-011-19W4/0	SAWTOOTH	0.62	PDP	0.0	0.2	0.2	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.2	0.2	7.8	6.1	5.0
00/13-15-011-19W4/0	GLAUCONITIC	0.62	PDP	0.0	0.0	0.0	0.0	0.2	0.2	0.0	0.0	0.0	0.0	0.1	0.1	0.8	0.7	0.6
00/12-35-011-19W4/0	MANNVILLE GRP	0.46	PDP	0.0	0.0	0.0	0.0	0.6	0.6	0.0	0.0	0.0	0.0	0.1	0.1	2.0	1.7	1.5
00/10-36-011-19W4/0	MANNVILLE GRP	0.46	PDP	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Turin-Retlaw				0.0	0.4	0.4	0.0	0.8	0.8	0.0	0.1	0.1	0.0	0.6	0.6	25.7	21.5	18.4
Total				0.0	0.4	0.4	0.0	0.8	0.8	0.0	0.1	0.1	0.0	0.6	0.6	25.7	21.5	18.4

InSITE
Petroleum Consultants Ltd.

Legend Energy Canada Ltd.
CASH FLOW
Dec 31, 2013 Constant Prices and Costs (SEC Compliant) (CAD)

Selection : Turin-Retlaw

Effective December 31, 2013 — Total Proved Developed Producing Reserves

OIL, GAS & SULPHUR SUMMARY

	COMPANY OIL							COMPANY SALES GAS							SULPHUR		TOTAL	
	Wells	Pool Rates bbl/d	Pool Volumes bbl	WI Volume bbl	RI Volume bbl	Price $/bbl	Revenue $	Wells	Pool Rates Mcf/d	Pool Volumes Mcf	WI Volume Mcf	RI Volume Mcf	Price $/Mcf	Revenue $	Co. Share Volume lt	Price $/lt	WI Rates boe/d	Co. Share Rates boe/d
2014	6.0	26	9,599.8	0.0	56.2	71.92	4,042	3.0	100	36,610.1	0.0	177.3	3.17	561	0.0	70.88	0	0
2015	6.0	24	8,810.0	0.0	51.6	71.88	3,706	2.0	75	27,444.0	0.0	134.2	3.19	429	0.0	70.90	0	0
2016	6.0	22	8,110.0	0.0	47.4	71.85	3,408	2.0	63	23,168.4	0.0	113.7	3.19	363	0.0	70.91	0	0
2017	6.0	20	7,193.3	0.0	42.0	71.73	3,010	2.0	53	19,454.3	0.0	95.8	3.20	306	0.0	70.90	0	0
2018	5.0	17	6,207.6	0.0	36.0	71.52	2,577	2.0	45	16,385.8	0.0	80.9	3.20	259	0.0	70.89	0	0
2019	5.0	16	5,679.7	0.0	32.9	71.47	2,354	2.0	38	13,823.5	0.0	68.5	3.20	219	0.0	70.89	0	0
2020	5.0	11	3,954.2	0.0	24.4	70.76	1,724	1.0	25	9,026.6	0.0	41.5	3.18	132	0.0	70.90	0	0
2021	3.0	9	3,465.5	0.0	21.7	70.61	1,529	1.0	21	7,493.5	0.0	34.5	3.18	110	0.0	70.90	0	0
2022	3.0	9	3,172.7	0.0	19.8	70.55	1,399	1.0	17	6,240.8	0.0	28.7	3.18	91	0.0	70.89	0	0
2023	3.0	7	2,420.9	0.0	15.1	69.38	1,050	1.0	14	5,193.3	0.0	23.9	3.18	76	0.0	70.87	0	0
Sub			58,613.7	0.0	347.1	71.45	24,799			164,840.3	0.0	798.9	3.19	2,545	0.0	70.90		
Rem			8,197.8	0.0	51.2	66.39	3,401			4,513.4	0.0	21.1	3.19	67	0.0	0.00		
Total			66,811.4	0.0	398.3	70.79	28,201			169,353.7	0.0	819.9	3.19	2,613	0.0	70.90		

NGL SUMMARY

	CONDENSATE				ETHANE				PROPANE				BUTANE				TOTAL NGL		
	WI Volume bbl	RI Volume bbl	Price $/bbl	Co. Share Revenue $	WI Volume bbl	RI Volume bbl	Price $/bbl	Co. Share Revenue $	WI Volume bbl	RI Volume bbl	Price $/bbl	Co. Share Revenue $	WI Volume bbl	RI Volume bbl	Price $/bbl	Co. Share Revenue $	WI Volume bbl	RI Volumes bbl	CS Net Volumes bbl
2014	0.0	2.7	42.24	113.2	0.0	0.0	0.00	0.0	0.0	4.9	16.26	79.4	0.0	3.3	29.20	95.7	0.0	10.8	10.8
2015	0.0	2.3	41.46	97.2	0.0	0.0	0.00	0.0	0.0	4.3	16.08	68.9	0.0	2.9	28.78	82.7	0.0	9.5	9.5
2016	0.0	2.1	40.92	84.5	0.0	0.0	0.00	0.0	0.0	3.8	15.95	60.4	0.0	2.5	28.47	72.0	0.0	8.4	8.4
2017	0.0	1.8	40.16	72.4	0.0	0.0	0.00	0.0	0.0	3.3	15.64	51.5	0.0	2.2	27.92	61.5	0.0	7.3	7.3
2018	0.0	1.6	39.17	61.6	0.0	0.0	0.00	0.0	0.0	2.9	15.15	43.2	0.0	1.9	27.12	51.9	0.0	6.3	6.3
2019	0.0	1.4	38.68	53.4	0.0	0.0	0.00	0.0	0.0	2.5	15.02	37.7	0.0	1.7	26.82	45.2	0.0	5.6	5.6
2020	0.0	0.2	105.65	25.0	0.0	0.0	0.00	0.0	0.0	0.5	37.66	18.9	0.0	0.3	69.23	22.2	0.0	1.1	1.1
2021	0.0	0.2	105.65	21.2	0.0	0.0	0.00	0.0	0.0	0.4	37.66	16.2	0.0	0.3	69.23	19.0	0.0	0.9	0.9
2022	0.0	0.2	105.65	18.2	0.0	0.0	0.00	0.0	0.0	0.4	37.66	14.1	0.0	0.2	69.23	16.3	0.0	0.8	0.8
2023	0.0	0.1	105.65	14.6	0.0	0.0	0.00	0.0	0.0	0.3	37.66	11.5	0.0	0.2	69.23	13.4	0.0	0.6	0.6
Sub	0.0	12.6	44.58	561.3	0.0	0.0	0.00	0.0	0.0	23.2	17.30	401.9	0.0	15.5	30.95	479.8	0.0	51.3	51.3
Rem	0.0	0.2	105.65	25.1	0.0	0.0	0.00	0.0	0.0	0.6	37.66	24.1	0.0	0.4	69.23	25.3	0.0	1.2	1.2
Total	0.0	12.8	45.71	586.5	0.0	0.0	0.00	0.0	0.0	23.9	17.85	426.0	0.0	15.9	31.83	505.2	0.0	52.6	52.6

CASH FLOW BTAX

	Company Revenue $	Crown Royalty $	Freehold Royalty $	ORR Royalty $	Mineral Tax $	Total Royalty Burden %	Net Rev After Royalties $	Other Income $	Sask Corp Cap Tax $	Fixed Oper Expense $	Variable Operating Expense $	Other Expenses $	Total Operating Costs $	Abandon Cost & Salvage $	Net Operating Income $	Total Investment $	NET Cash Flow $	CUM Cash Flow $	Disc Cash Flow (10%) $
2014	4,891	0.0	0.0	0.0	0.0	0	4,891	0.0	0.0	0.0	0.0	88.6	88.6	0.0	4,803	0.0	4,803	4,803	4,586
2015	4,383	0.0	0.0	0.0	0.0	0	4,383	0.0	0.0	0.0	0.0	67.1	67.1	0.0	4,316	0.0	4,316	9,119	3,746
2016	3,988	0.0	0.0	0.0	0.0	0	3,988	0.0	0.0	0.0	0.0	56.8	56.8	0.0	3,931	0.0	3,931	13,050	3,102
2017	3,501	0.0	0.0	0.0	0.0	0	3,501	0.0	0.0	0.0	0.0	47.9	47.9	0.0	3,453	0.0	3,453	16,504	2,474
2018	2,992	0.0	0.0	0.0	0.0	0	2,992	0.0	0.0	0.0	0.0	40.5	40.5	0.0	2,952	0.0	2,952	19,455	1,923
2019	2,710	0.0	0.0	0.0	0.0	0	2,710	0.0	0.0	0.0	0.0	34.3	34.3	0.0	2,675	0.0	2,675	22,131	1,584
2020	1,922	0.0	0.0	0.0	0.0	0	1,922	0.0	0.0	0.0	0.0	20.8	20.8	0.0	1,902	0.0	1,902	24,033	1,024
2021	1,695	0.0	0.0	0.0	0.0	0	1,695	0.0	0.0	0.0	0.0	17.2	17.2	0.0	1,678	0.0	1,678	25,711	821
2022	1,539	0.0	0.0	0.0	0.0	0	1,539	0.0	0.0	0.0	0.0	14.4	14.4	0.0	1,525	0.0	1,525	27,235	678
2023	1,165	0.0	0.0	0.0	0.0	0	1,165	0.0	0.0	0.0	0.0	11.9	11.9	0.0	1,153	0.0	1,153	28,389	466
Sub	28,788	0.0	0.0	0.0	0.0	0	28,788	0.0	0.0	0.0	0.0	399.4	399.4	0.0	28,389	0.0	28,389	28,389	20,404
Rem	3,543	0.0	0.0	0.0	0.0	0	3,543	0.0	0.0	0.0	0.0	10.5	10.5	0.0	3,533	0.0	3,533	31,921	1,064
Total	32,331	0.0	0.0	0.0	0.0	0	32,331	0.0	0.0	0.0	0.0	410.0	410.0	0.0	31,921	0.0	31,921	31,921	21,468

CO. SHARE RESERVES LIFE (years)

Reserves Half Life	3.6
RLI (Principal Product)	6.08
Reserves Life	18.00
RLI (BOE)	6.1

TOTAL RESERVES - SALES

	GROSS	WI	CO SH	NET
Oil (bbl)	66,811	0	398	398
Gas (Mcf)	169,354	0	820	820
Gas (bbl)	28,226	0	137	137
*NGL (bbl)	6,824	0	40	40
Cond (bbl)	2,204	0	13	13
Total (bbl)	104,066	0	588	588

*This NGL Value includes only Ethane, Propane and Butane. Condensate and Field Condensate are included in the Condensate line.

NET PRESENT VALUES BEFORE TAX

Discount Rate %	Op Income $	Investment $	Cash Flow $	NPV/BOE $/BOE
0	31,921	0.0	31,921	54.33
5	25,698	0.0	25,698	43.74
8	22,982	0.0	22,982	39.11
10	21,468	0.0	21,468	36.54
15	18,449	0.0	18,449	31.40
20	16,203	0.0	16,203	27.58

CAPITAL (undisc)

		Unrisked	Risked
Cost Of Prod.	$/BOEPD	0.00	0.00
Cost Of Reserves	$/BOE	0.00	0.00
Prob Of Success	%	100.00	
Chance Of	%	100.00	

ECONOMIC INDICATORS

		BTAX			
		Unrisked		Risked	
Discount Rate	(%)	10.0		10.0	
Payout	(Yrs)	0.00		0.00	
Discounted Payout	(Yrs)	0.00		0.00	
DCF Rate of Return	(%)	>	200.0	>	200.0
NPV/Undisc Invest		0.0		0.0	
NPV/Disc Invest		0.0		0.0	
Undisc NPV/Undisc Invest		0.0		0.0	
NPV/DIS Cap Exposure		0.0		0.0	
NPV/BOEPD	(M$/boepd)	81.2		81.2	

FIRST 12 MONTHS AVG. PERFORMANCE (undisc)

		WI		Co. Share	
		Unrisked	Risked	Unrisked	Risked
Prod (3 Mo Ave)	(BOEPD)	0.00	0.00	0.28	0.28
Prod (12 Mo Ave)	(BOEPD)	0.00	0.00	0.26	0.26
Price	($/BOE)	0.00	0.00	50.65	50.65
Royalties	($/BOE)	0.00	0.00	0.00	0.00
Operating Costs	($/BOE)	0.00	0.00	0.92	0.92
NetBack	($/BOE)	0.00	0.00	49.73	49.73
Recycle Ratio	(ratio)	0.00	0.00	0.00	0.00

Legend Energy Canada Ltd.
DETAILED RESERVES AND PRESENT VALUE
Dec 31, 2013 Constant Prices and Costs (SEC Compliant) (CAD)
Turin-Retlaw

Effective December 31, 2013 — Proved Plus Probable

Location	Formation	Avg Int %	Category	Oil WI Mstb	Oil RI Mstb	Oil Net Mstb	Sales Gas WI MMcf	Sales Gas RI MMcf	Sales Gas Net MMcf	NGL WI Mstb	NGL RI Mstb	NGL Net Mstb	BOE WI Mboe	BOE RI Mboe	BOE Net Mboe	Present Value 5% M$	Present Value 10% M$	Present Value 15% M$
Turin-Retlaw																		
00/12-01-011-18W4/0	SUNBURST SS	0.29	P+P	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	1.2	1.0	0.9
00/12-07-011-18W4/0	SUNBURST SS	0.62	P+P	0.0	0.1	0.1	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.1	0.1	7.2	5.7	4.7
00/13-07-011-18W4/0	SAWTOOTH	0.62	P+P	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	1.5	1.3	1.2
00/14-07-011-18W4/0	MANNVILLE LOWER	0.62	P+P	0.0	0.1	0.1	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.1	0.1	3.5	3.0	2.6
00/08-18-011-18W4/3	MANNVILLE LOWER	0.62	P+P	0.0	0.1	0.1	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.1	0.1	5.4	4.5	3.8
00/09-12-011-19W4/0	SAWTOOTH	0.62	P+P	0.0	0.2	0.2	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.2	0.2	8.8	6.7	5.3
00/13-15-011-19W4/0	GLAUCONITIC	0.62	P+P	0.0	0.0	0.0	0.0	0.2	0.2	0.0	0.1	0.1	0.0	0.1	0.1	1.1	0.9	0.8
00/12-35-011-19W4/0	MANNVILLE GRP	0.46	P+P	0.0	0.0	0.0	0.0	0.8	0.8	0.0	0.0	0.0	0.0	0.2	0.2	2.5	2.1	1.8
00/10-36-011-19W4/0	MANNVILLE GRP	0.46	P+P	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.1	0.1	0.1
Turin-Retlaw				0.0	0.5	0.5	0.0	1.1	1.1	0.0	0.1	0.1	0.0	0.8	0.8	31.2	25.2	21.1
Total				0.0	0.5	0.5	0.0	1.1	1.1	0.0	0.1	0.1	0.0	0.8	0.8	31.2	25.2	21.1

INSITE Petroleum Consultants Ltd.

Legend Energy Canada Ltd.
CASH FLOW
Dec 31, 2013 Constant Prices and Costs (SEC Compliant) (CAD)

Selection : Turin-Retlaw

Effective December 31, 2013

Total Proved Plus Probable Reserves

OIL, GAS & SULPHUR SUMMARY

	COMPANY OIL							COMPANY SALES GAS							SULPHUR		TOTAL	
	Wells	Pool Rates bbl/d	Pool Volumes bbl	WI Volume bbl	RI Volume bbl	Price $/bbl	Revenue $	Wells	Pool Rates Mcf/d	Pool Volumes Mcf	WI Volume Mcf	RI Volume Mcf	Price $/Mcf	Revenue $	Co. Share Volume lt	Price $/lt	WI Rates boe/d	Co. Share Rates boe/d
2014	6.0	27	9,684.4	0.0	56.7	71.92	4,079	3.0	108	39,336.6	0.0	189.9	3.15	598	0.0	70.90	0	0
2015	6.0	25	9,046.0	0.0	53.0	71.91	3,811	3.0	86	31,547.1	0.0	153.4	3.17	486	0.0	70.92	0	0
2016	6.0	23	8,474.4	0.0	49.7	71.89	3,570	2.0	70	25,576.0	0.0	125.3	3.18	399	0.0	70.92	0	0
2017	6.0	22	7,897.8	0.0	46.3	71.87	3,327	2.0	61	22,350.6	0.0	109.8	3.18	349	0.0	70.90	0	0
2018	6.0	20	7,383.5	0.0	43.3	71.85	3,111	2.0	54	19,597.6	0.0	96.5	3.18	307	0.0	70.89	0	0
2019	6.0	17	6,332.2	0.0	36.9	71.61	2,644	2.0	47	17,166.2	0.0	84.8	3.18	270	0.0	70.91	0	0
2020	5.0	15	5,621.1	0.0	33.5	71.50	2,392	2.0	41	15,099.2	0.0	74.8	3.18	238	0.0	70.91	0	0
2021	4.0	13	4,755.3	0.0	29.7	71.35	2,120	2.0	36	13,216.6	0.0	65.6	3.18	209	0.0	70.89	0	0
2022	4.0	12	4,432.2	0.0	27.7	71.32	1,976	2.0	32	11,608.1	0.0	57.8	3.18	184	0.0	70.90	0	0
2023	4.0	10	3,485.9	0.0	21.8	70.75	1,541	1.0	21	7,730.0	0.0	35.5	3.15	112	0.0	70.90	0	0
Sub			67,112.7	0.0	398.6	71.69	28,572			203,227.9	0.0	993.4	3.17	3,151	0.0	70.91		
Rem			16,698.8	0.0	104.4	68.28	7,126			22,182.8	0.0	102.4	3.12	319	0.0	70.91		
Total			83,811.4	0.0	502.9	70.98	35,698			225,410.7	0.0	1,095.8	3.17	3,470	0.0	70.91		

NGL SUMMARY

	CONDENSATE				ETHANE				PROPANE				BUTANE				TOTAL NGL		
	WI Volume bbl	RI Volume bbl	Price $/bbl	Co. Share Revenue $	WI Volume bbl	RI Volume bbl	Price $/bbl	Co. Share Revenue $	WI Volume bbl	RI Volume bbl	Price $/bbl	Co. Share Revenue $	WI Volume bbl	RI Volume bbl	Price $/bbl	Co. Share Revenue $	WI Volume bbl	RI Volumes bbl	CS Net Volumes bbl
2014	0.0	2.7	42.39	115.6	0.0	0.0	0.00	0.0	0.0	5.0	16.29	80.8	0.0	3.3	29.26	97.5	0.0	11.0	11.0
2015	0.0	2.5	41.72	102.8	0.0	0.0	0.00	0.0	0.0	4.5	16.12	72.5	0.0	3.0	28.90	87.1	0.0	10.0	10.0
2016	0.0	2.2	41.11	91.8	0.0	0.0	0.00	0.0	0.0	4.1	15.98	65.3	0.0	2.7	28.57	78.2	0.0	9.1	9.1
2017	0.0	2.0	40.67	82.1	0.0	0.0	0.00	0.0	0.0	3.7	15.87	58.7	0.0	2.5	28.30	70.0	0.0	8.2	8.2
2018	0.0	1.8	40.25	73.7	0.0	0.0	0.00	0.0	0.0	3.4	15.77	53.1	0.0	2.2	28.06	63.0	0.0	7.4	7.4
2019	0.0	1.6	39.14	64.3	0.0	0.0	0.00	0.0	0.0	3.0	15.15	45.3	0.0	2.0	27.12	54.3	0.0	6.6	6.6
2020	0.0	1.5	38.63	57.7	0.0	0.0	0.00	0.0	0.0	2.7	14.98	40.6	0.0	1.8	26.77	48.7	0.0	6.0	6.0
2021	0.0	1.4	38.23	51.6	0.0	0.0	0.00	0.0	0.0	2.5	14.86	36.5	0.0	1.6	26.52	43.6	0.0	5.5	5.5
2022	0.0	1.2	37.84	46.4	0.0	0.0	0.00	0.0	0.0	2.2	14.76	33.0	0.0	1.5	26.28	39.3	0.0	5.0	5.0
2023	0.0	0.2	105.65	21.7	0.0	0.0	0.00	0.0	0.0	0.4	37.66	16.6	0.0	0.3	69.23	19.4	0.0	0.9	0.9
Sub	0.0	17.2	41.16	707.7	0.0	0.0	0.00	0.0	0.0	31.4	15.98	502.3	0.0	21.0	28.57	601.0	0.0	69.7	69.7
Rem	0.0	0.7	105.65	75.0	0.0	0.0	0.00	0.0	0.0	1.7	37.66	63.5	0.0	1.0	69.23	70.8	0.0	3.4	3.4
Total	0.0	17.9	43.72	782.7	0.0	0.0	0.00	0.0	0.0	33.1	17.08	565.8	0.0	22.1	30.45	671.9	0.0	73.1	73.1

CASH FLOW BTAX

	Company Revenue $	Crown Royalty $	Freehold Royalty $	ORR Royalty $	Mineral Tax $	Total Royalty Burden %	Net Rev After Royalties $	Other Income $	Sask Corp Cap Tax $	Fixed Oper Expense $	Variable Operating Expense $	Other Expenses $	Total Operating Costs $	Abandon Cost & Salvage $	Net Operating Income $	Total Investment $	NET Cash Flow $	CUM Cash Flow $	Disc Cash Flow (10%) $
2014	4,971	0.0	0.0	0.0	0.0	0	4,971	0.0	0.0	0.0	0.0	94.9	94.9	0.0	4,876	0.0	4,876	4,876	4,654
2015	4,558	0.0	0.0	0.0	0.0	0	4,558	0.0	0.0	0.0	0.0	76.7	76.7	0.0	4,482	0.0	4,482	9,358	3,890
2016	4,204	0.0	0.0	0.0	0.0	0	4,204	0.0	0.0	0.0	0.0	62.6	62.6	0.0	4,141	0.0	4,141	13,499	3,267
2017	3,888	0.0	0.0	0.0	0.0	0	3,888	0.0	0.0	0.0	0.0	54.9	54.9	0.0	3,833	0.0	3,833	17,332	2,746
2018	3,608	0.0	0.0	0.0	0.0	0	3,608	0.0	0.0	0.0	0.0	48.3	48.3	0.0	3,560	0.0	3,560	20,892	2,319
2019	3,078	0.0	0.0	0.0	0.0	0	3,078	0.0	0.0	0.0	0.0	42.4	42.4	0.0	3,036	0.0	3,036	23,928	1,798
2020	2,777	0.0	0.0	0.0	0.0	0	2,777	0.0	0.0	0.0	0.0	37.4	37.4	0.0	2,740	0.0	2,740	26,667	1,474
2021	2,461	0.0	0.0	0.0	0.0	0	2,461	0.0	0.0	0.0	0.0	32.8	32.8	0.0	2,428	0.0	2,428	29,096	1,188
2022	2,278	0.0	0.0	0.0	0.0	0	2,278	0.0	0.0	0.0	0.0	28.9	28.9	0.0	2,249	0.0	2,249	31,345	1,001
2023	1,711	0.0	0.0	0.0	0.0	0	1,711	0.0	0.0	0.0	0.0	17.8	17.8	0.0	1,693	0.0	1,693	33,038	685
Sub	33,535	0.0	0.0	0.0	0.0	0	33,535	0.0	0.0	0.0	0.0	496.7	496.7	0.0	33,038	0.0	33,038	33,038	23,022
Rem	7,654	0.0	0.0	0.0	0.0	0	7,654	0.0	0.0	0.0	0.0	51.2	51.2	0.0	7,603	0.0	7,603	40,642	2,139
Total	41,190	0.0	0.0	0.0	0.0	0	41,190	0.0	0.0	0.0	0.0	547.9	547.9	0.0	40,642	0.0	40,642	40,642	25,161

CO. SHARE RESERVES LIFE (years)

Reserves Half Life	4.6
RLI (Principal Product)	7.63
Reserves Life	21.00
RLI (BOE)	7.6

TOTAL RESERVES - SALES

	GROSS	WI	CO SH	NET
Oil (bbl)	83,811	0	503	503
Gas (Mcf)	225,411	0	1,096	1,096
Gas (bbl)	37,568	0	183	183
*NGL (bbl)	9,432	0	55	55
Cond (bbl)	3,060	0	18	18
Total (bbl)	133,871	0	759	759

*This NGL Value includes only Ethane, Propane and Butane. Condensate and Field Condensate are included in the Condensate line.

NET PRESENT VALUES BEFORE TAX

Discount Rate %	Op Income $	Investment $	Cash Flow $	NPV/BOE $/BOE
0	40,642	0.0	40,642	53.57
5	31,180	0.0	31,180	41.10
8	27,275	0.0	27,275	35.95
10	25,161	0.0	25,161	33.17
15	21,079	0.0	21,079	27.79
20	18,164	0.0	18,164	23.94

CAPITAL (undisc)

		Unrisked	Risked
Cost Of Prod.	$/BOEPD	0.00	0.00
Cost Of Reserves	$/BOE	0.00	0.00
Prob Of Success	%	100.00	
Chance Of	%	100.00	

ECONOMIC INDICATORS

		BTAX			
		Unrisked		Risked	
Discount Rate	(%)	10.0		10.0	
Payout	(Yrs)	0.00		0.00	
Discounted Payout	(Yrs)	0.00		0.00	
DCF Rate of Return	(%)	>	200.0	>	200.0
NPV/Undisc Invest		0.0		0.0	
NPV/Disc Invest		0.0		0.0	
Undisc NPV/Undisc Invest		0.0		0.0	
NPV/DIS Cap Exposure		0.0		0.0	
NPV/BOEPD	(M$/boepd)	92.5		92.5	

FIRST 12 MONTHS AVG. PERFORMANCE (undisc)

		WI		Co. Share	
		Unrisked	Risked	Unrisked	Risked
Prod (3 Mo Ave)	(BOEPD)	0.00	0.00	0.28	0.28
Prod (12 Mo Ave)	(BOEPD)	0.00	0.00	0.27	0.27
Price	($/BOE)	0.00	0.00	50.02	50.02
Royalties	($/BOE)	0.00	0.00	0.00	0.00
Operating Costs	($/BOE)	0.00	0.00	0.96	0.96
NetBack	($/BOE)	0.00	0.00	49.06	49.06
Recycle Ratio	(ratio)	0.00	0.00	0.00	0.00

Legend Energy Canada Ltd.
ENTITY INTERESTS

Effective December 31, 2013

Location Disposition Date	Formation Status	Type Class	Interests	Lessor: Production Class	Burdens
Turin-Retlaw					
02/03-01-011-18W4/0	SUNBURST SS SUSPENDED OIL	Oil Light	Freehold 0.292% Manual Remarks: 1.825% of the 16% Freehold Royalty	Freehold 16% Manual	
02/03-01-011-18W4/2	MANNVILLE LOWER SUSPENDED OIL	Oil Light	Freehold 0.292% Manual Remarks: 1.825% of the 16% Freehold Royalty	Freehold 16% Manual	
00/12-01-011-18W4/0	SUNBURST SS PUMPING OIL	Oil Light	Freehold 0.292% Manual Remarks: 1.825% of the 16% Freehold Royalty	Freehold 16% Manual	
00/09-06-011-18W4/0	MANNVILLE LOWER OIL ABANDONED ZONE	Oil Light	Freehold 0.625% Manual Remarks: 3.125% of a 20% Freehold Royalty	Freehold 20% Manual	
00/09-06-011-18W4/2	FISH SCALES SUSPENDED GAS	Gas Conventional	Freehold 0.625% Manual Remarks: 3.125% of a 20% Freehold Royalty	Freehold 20% Manual	
02/14-06-011-18W4/0	MANNVILLE LOWER ABANDONED GAS ZONE	Gas Conventional	Freehold 0.625% Manual Remarks: 3.125% of a 20% Freehold Royalty	Freehold 20% Manual	
02/14-06-011-18W4/2	MANNVILLE LOWER ABANDONED OIL	Oil Light	Freehold 0.625% Manual Remarks: 3.125% of a 20% Freehold Royalty	Freehold 20% Manual	
00/04-07-011-18W4/0	MANNVILLE LOWER OIL ABANDONED ZONE	Oil Light	Freehold 0.625% Manual Remarks: 3.125% of a 20% Freehold Royalty	Freehold 20% Manual	
00/04-07-011-18W4/2	BOW ISLAND SUSPENDED GAS	Gas Conventional	Freehold 0.625% Manual Remarks: 3.125% of a 20% Freehold Royalty	Freehold 20% Manual	
00/11-07-011-18W4/0	MANNVILLE LOWER	Service Undefined	Freehold 0.625% Manual Remarks: 3.125% of a 20% Freehold Royalty	Freehold 20% Manual	
00/12-07-011-18W4/0	SUNBURST SS PUMPING OIL	Oil Light	Freehold 0.625% Manual Remarks: 3.125% of a 20% Freehold Royalty	Freehold 20% Manual	
00/13-07-011-18W4/0	SAWTOOTH PUMPING OIL	Oil Light	Freehold 0.625% Manual Remarks: 3.125% of a 20% Freehold Royalty	Freehold 20% Manual	
00/14-07-011-18W4/0	MANNVILLE LOWER PUMPING OIL	Oil Light	Freehold 0.625% Manual Remarks: 3.125% of a 20% Freehold Royalty	Freehold 20% Manual	
00/02-18-011-18W4/0	SUNBURST SS WATER INJECTOR	Service Undefined	Freehold 0.625% Manual Remarks: 3.125% of a 20% Freehold Royalty	Freehold 20% Manual	
00/03-18-011-18W4/0	SAWTOOTH SUSPENDED OIL	Oil Light	Freehold 0.625% Manual Remarks: 3.125% of a 20% Freehold Royalty	Freehold 20% Manual	
00/06-18-011-18W4/0	SUNBURST SS PUMPING OIL	Oil Light	Freehold 0.625% Manual Remarks: 3.125% of a 20% Freehold Royalty	Freehold 20% Manual	
00/08-18-011-18W4/3	MANNVILLE LOWER PUMPING OIL	Oil Light	Freehold 0.625% Manual Remarks: 3.125% of a 20% Freehold Royalty	Freehold 20% Manual	
00/01-12-011-19W4/0	SAWTOOTH ABANDONED OIL	Oil Light	100% WI	Crown	

Legend Energy Canada Ltd.
ENTITY INTERESTS

Effective December 31, 2013

Location Disposition Date	Formation Status	Type Class	Interests	Lessor: Production Class	Burdens
00/09-12-011-19W4/0	SAWTOOTH PUMPING OIL	Oil Light	Freehold 0.625% Manual Remarks: 3.125% of a 20% Freehold Royalty	Freehold 20% Manual	
00/13-15-011-19W4/0	GLAUCONITIC FLOWING GAS	Gas Conventional	Freehold 0.625% Manual Remarks: 3.125% of a 20% Freehold Royalty	Freehold 20% Manual	
00/16-26-011-19W4/0	SUNBURST SS ABANDONED OIL	Oil Light	Freehold 1.3125% Manual Remarks: 7.2917% of a 18% Freehold Royalty	Freehold 18% Manual	
00/12-35-011-19W4/0	MANNVILLE GRP FLOWING GAS	Gas Conventional	Freehold 0.45828% Manual Remarks: 2.546% of a 18% Freehold Royalty	Freehold 18% Manual	
00/05-36-011-19W4/0	MANNVILLE GRP SUSPENDED GAS	Gas Conventional	Freehold 0.45828% Manual Remarks: 2.546% of a 18% Freehold Royalty	Freehold 18% Manual	
00/10-36-011-19W4/0	MANNVILLE GRP FLOWING GAS	Gas Conventional	Freehold 0.45828% Manual Remarks: 2.546% of a 18% Freehold Royalty	Freehold 18% Manual	
00/10-36-011-19W4/2	BOW ISLAND SUSPENDED GAS	Gas Conventional	Freehold 0.45828% Manual Remarks: 2.546% of a 18% Freehold Royalty	Freehold 18% Manual	

INSITE
Petroleum Consultants Ltd.

Legend Energy Canada Ltd.
WELL ID AND CODES LIST

Effective December 31, 2013

Well ID	Status	Type	Formation	Operator	Field Name	Field Code	Pool Name	Pool Code	Unit Name	Unit Code	Dates Status	Rig Rel	On Prod
Turin-Retlaw													
02/03-01-011-18W4/0	SUSPENDED OIL	Oil	SUNBURST SS	CANADIAN NATURAL RESOURCES LIMITED	TURIN	AB0911	LOWER MANNVILLE U2U	AB091103 10147			1998-11-14	1997-12-23	1998-01-18
02/03-01-011-18W4/2	SUSPENDED OIL	Oil	MANNVILLE LOWER	CANADIAN NATURAL RESOURCES LIMITED	TURIN	AB0911	LOWER MANNVILLE U2U	AB091103 10147			2011-08-31	1997-12-23	1998-11-14
00/12-01-011-18W4/0	PUMPING OIL	Oil	SUNBURST SS	CANADIAN NATURAL RESOURCES LIMITED	TURIN	AB0911	LOWER MANNVILLE H3H	AB091103 10208			1999-10-29	1999-08-24	1999-10-29
00/09-06-011-18W4/0	OIL ABANDONED ZONE	Oil	MANNVILLE LOWER	CANADIAN NATURAL RESOURCES LIMITED	TURIN	AB0911	LOWER MANNVILLE II	AB091103 10035			2003-03-03	1985-11-01	1985-12-01
00/09-06-011-18W4/2	SUSPENDED GAS	Gas	FISH SCALES	CANADIAN NATURAL RESOURCES LIMITED	TURIN	AB0911	FISH SCALES A	AB091102 02001			2013-09-30	1985-11-01	2003-04-25
02/14-06-011-18W4/0	ABANDONED GAS ZONE	Gas	MANNVILLE LOWER	CANADIAN NATURAL RESOURCES LIMITED	TURIN	AB0911	LOWER MANNVILLE Y2Y	AB091103 10151			2004-06-27	1997-12-01	1998-02-11
02/14-06-011-18W4/2	ABANDONED OIL	Oil	MANNVILLE LOWER	CANADIAN NATURAL RESOURCES LIMITED	TURIN	AB0911	SUNBURST UNDEFINED	AB091103 32098			2004-07-22	1997-12-01	2000-04-06
00/04-07-011-18W4/0	OIL ABANDONED ZONE	Oil	MANNVILLE LOWER	CANADIAN NATURAL RESOURCES LIMITED	TURIN	AB0911	CMG POOL 004 - LOWER MANNVILLE MM,SAWTOO	AB091108 00460			2002-10-09	1984-04-16	1984-05-03
00/04-07-011-18W4/2	SUSPENDED GAS	Gas	BOW ISLAND	CANADIAN NATURAL RESOURCES LIMITED	TURIN	AB0911	BOW ISLAND UNDEFINED	AB091102 13098			2009-08-01	1984-04-16	2002-10-10
00/11-07-011-18W4/0	WATER INJECTOR	Undefined	MANNVILLE LOWER	CANADIAN NATURAL RESOURCES LIMITED	TURIN	AB0911	CMG POOL 004 - LOWER MANNVILLE MM,SAWTOO	AB091108 00460			2011-01-01	1988-11-25	1988-12-09
00/12-07-011-18W4/0	PUMPING OIL	Oil	SUNBURST SS	CANADIAN NATURAL RESOURCES LIMITED	TURIN	AB0911	CMG POOL 004 - LOWER MANNVILLE MM,SAWTOO	AB091108 00460			1995-03-18	1995-03-12	1995-03-18
00/13-07-011-18W4/0	PUMPING OIL	Oil	SAWTOOTH	CANADIAN NATURAL RESOURCES LIMITED	TURIN	AB0911	CMG POOL 004 - LOWER MANNVILLE MM,SAWTOO	AB091108 00460			1995-06-04	1995-05-30	1995-06-04
00/14-07-011-18W4/0	PUMPING OIL	Oil	MANNVILLE LOWER	CANADIAN NATURAL RESOURCES LIMITED	TURIN	AB0911	CMG POOL 004 - LOWER MANNVILLE MM,SAWTOO	AB091108 00460			1988-01-06	1985-05-28	1985-06-11
00/02-18-011-18W4/0	WATER INJECTOR	Undefined	SUNBURST SS	CANADIAN NATURAL RESOURCES LIMITED	TURIN	AB0911	CMG POOL 004 - LOWER MANNVILLE MM,SAWTOO	AB091108 00460			2011-01-01	1990-11-13	1991-02-01
00/03-18-011-18W4/0	SUSPENDED OIL	Oil	SAWTOOTH	CANADIAN NATURAL RESOURCES LIMITED	TURIN	AB0911	CMG POOL 004 - LOWER MANNVILLE MM,SAWTOO	AB091108 00460			2008-06-25	1989-04-18	1989-05-05
00/06-18-011-18W4/0	PUMPING OIL	Oil	SUNBURST SS	CANADIAN NATURAL RESOURCES LIMITED	TURIN	AB0911	CMG POOL 004 - LOWER MANNVILLE MM,SAWTOO	AB091108 00460			2012-05-20	1985-11-13	1986-02-01
00/08-18-011-18W4/3	PUMPING OIL	Oil	MANNVILLE LOWER	CANADIAN NATURAL RESOURCES LIMITED	TURIN	AB0911	CMG POOL 004 - LOWER MANNVILLE MM,SAWTOO	AB091108 00460			2010-07-13	2010-02-13	2010-07-13
00/01-12-011-19W4/0	ABANDONED OIL	Oil	SAWTOOTH	CANADIAN NATURAL	TURIN	AB0911	CMG POOL 004 -	AB091108			2003-09-10	1988-07-26	1988-08-11

Legend Energy Canada Ltd.
WELL ID AND CODES LIST

Effective December 31, 2013

Well ID	Status	Type	Formation	Operator	Field Name	Field Code	Pool Name	Pool Code	Unit Name	Unit Code	Dates Status	Rig Rel	On Prod
				RESOURCES LIMITED			LOWER MANNVILLE MM,SAWTOO	00460					
00/09-12-011-19W4/0	PUMPING OIL	Oil	SAWTOOTH	CANADIAN NATURAL RESOURCES LIMITED	TURIN	AB0911	CMG POOL 004 - LOWER MANNVILLE MM,SAWTOO	AB091108 00460			1995-05-19	1995-05-07	1995-05-19
00/13-15-011-19W4/0	FLOWING GAS	Gas	MANNVILLE UPPER	ZARGON OIL & GAS LTD.	TURIN	AB0911	UPPER MANNVILLE DD	AB091102 50030			1991-12-23	1990-08-04	1991-12-23
00/16-26-011-19W4/0	ABANDONED OIL	Oil	SUNBURST SS	HUNT OIL COMPANY OF CANADA, INC.	RETLAW	AB0778	MANNVILLE GG	AB077802 48033			1999-12-27	1978-09-04	1978-09-29
00/12-35-011-19W4/0	FLOWING GAS	Gas	MANNVILLE GRP	ZARGON OIL & GAS LTD.	RETLAW	AB0778	MANNVILLE R6R	AB077802 48344			2004-04-21	2003-12-20	2004-04-21
00/05-36-011-19W4/0	SUSPENDED GAS	Gas	MANNVILLE GRP	SPYGLASS RESOURCES CORP.	RETLAW	AB0778	MANNVILLE X5X	AB077802 48324			2013-12-19	2001-06-22	2001-07-22
00/10-36-011-19W4/0	FLOWING GAS	Gas	MANNVILLE GRP	SPYGLASS RESOURCES CORP.	RETLAW	AB0778	CMG POOL 007 - BOW ISLAND U,MANNVILLE	AB077808 00760			2000-04-07	2000-03-05	2000-04-07
00/10-36-011-19W4/2	SUSPENDED GAS	Gas	BOW ISLAND	SPYGLASS RESOURCES CORP.	RETLAW	AB0778	CMG POOL 007 - BOW ISLAND U,MANNVILLE	AB077808 00760			2001-05-05	2000-03-05	2000-04-07

Legend Energy Canada Ltd.
PRODUCTION SUMMARY
Gross Production

Effective December 31, 2013

Turin-Retlaw

				Production for Dec 2013			Jan 2013 to Dec 2013			Cumulative to Dec 2013				
Location	Formation	Company Interest %	Well Count	Oil bbl	Gas Mcf	Water bbl	Oil bbl	Gas Mcf	Water bbl	Oil bbl	Gas Mcf	Water bbl	First Month	Last Month
Turin-Retlaw														
1 02/03-01-011-18W4/0	SUNBURST SS	0.00	1	0	0	0	0	0	0	5,114	206	27,588	01/98	11/98
2 02/03-01-011-18W4/2	MANNVILLE LOWER	0.00	1	0	0	0	0	0	0	41,586	54,465	598,516	11/98	08/10
3 00/12-01-011-18W4/0	SUNBURST SS	0.00	1	101	177	8,528	1,237	2,133	101,254	21,726	97,934	1,302,672	10/99	12/13
4 00/09-06-011-18W4/0	MANNVILLE LOWER	0.00	1	0	0	0	0	0	0	28,378	24,533	34,085	12/85	12/93
5 00/09-06-011-18W4/2	FISH SCALES	0.00	1	0	0	0	0	1,839	0	0	151,849	18	04/03	02/13
6 02/14-06-011-18W4/0	MANNVILLE LOWER	0.00	1	0	0	0	0	0	0	2,109	34,528	6,865	03/98	12/01
7 00/04-07-011-18W4/0	MANNVILLE LOWER	0.00	1	0	0	0	0	0	0	100,101	424,406	137	07/84	10/00
8 00/04-07-011-18W4/2	BOW ISLAND	0.00	1	0	0	0	0	0	0	0	39,497	146,873	10/02	05/04
9 00/11-07-011-18W4/0	MANNVILLE LOWER	0.00	1	0	0	0	0	0	0	179,443	423,362	84,075	12/88	12/13
10 00/12-07-011-18W4/0	SUNBURST SS	0.00	1	187	156	2,981	2,191	1,792	35,437	74,781	86,285	157,603	03/95	12/13
11 00/13-07-011-18W4/0	SAWTOOTH	0.00	1	60	131	1,159	711	1,505	13,947	23,518	31,973	227,973	06/95	12/13
12 00/14-07-011-18W4/0	MANNVILLE LOWER	0.00	1	111	114	1,939	1,318	1,487	23,366	180,964	238,763	473,816	06/85	12/13
13 00/02-18-011-18W4/0	SUNBURST SS	0.00	1	0	0	0	0	0	0	67,825	108,448	72,431	02/91	08/13
14 00/03-18-011-18W4/0	SAWTOOTH	0.00	1	0	0	0	0	0	0	95,942	163,977	842,855	05/89	12/06
15 00/06-18-011-18W4/0	SUNBURST SS	0.00	1	0	0	0	505	866	176	20,943	28,264	1,201	02/86	09/13
16 00/08-18-011-18W4/3	MANNVILLE LOWER	0.00	1	164	78	356	2,128	1,494	4,681	8,484	7,429	17,673	07/10	12/13
17 00/01-12-011-19W4/0	SAWTOOTH	100.00	1	0	0	0	0	0	0	31,647	43,175	557,294	08/88	11/01
18 00/09-12-011-19W4/0	SAWTOOTH	0.00	1	227	106	4,388	2,513	2,698	49,371	69,403	148,953	630,286	05/95	12/13
19 00/13-15-011-19W4/0	GLAUCONITIC	0.00	1	0	5,196	0	0	50,373	491	16,161	1,999,596	2,522	11/90	12/13
20 00/16-26-011-19W4/0	SUNBURST SS	0.00	1	0	0	0	0	0	0	870	515	10,538	10/78	10/79
21 00/12-35-011-19W4/0	MANNVILLE GRP	0.00	1	0	2,989	0	0	27,330	0	0	481,334	94	04/04	12/13
22 00/05-36-011-19W4/0	MANNVILLE GRP	0.00	1	0	0	0	0	0	0	0	729,701	3,269	07/01	01/12
23 00/10-36-011-19W4/0	MANNVILLE GRP	0.00	1	0	472	0	0	6,875	0	0	619,234	67	04/00	12/13
24 00/10-36-011-19W4/2	BOW ISLAND	0.00	1	0	0	0	0	0	0	0	157,723	0	04/00	04/01
Turin-Retlaw				850	9,420	19,351	10,602	98,392	228,723	968,996	6,096,151	5,198,451		
Total				850	9,420	19,351	10,602	98,392	228,723	968,996	6,096,151	5,198,451		

INSITE
Petroleum Consultants Ltd.

Legend Energy Canada Ltd.
OPERATING COSTS

Effective December 31, 2013 All Categories

Location	Formation	Type	Category	Fixed Costs Ann. M$/yr	Ann. $/w/yr	Mo. $/w/mo	Variable Oil Costs* Var.[1] $/bbl	Truck[3] $/bbl	Trans[3] Adj. $/bbl	Variable Gas Costs* Var.[1] $/Mcf	Gath.[2] $/Mcf	Cust[2] Proc. $/Mcf	Plant[2] Oper. $/Mcf	Trans[3] Adj. $/Mcf	GCA $/Mcf	Other NGL[3] Trans. $/bbl	Water Disp. $/bbl	Sulph[3] Trans. $/lt	Sulph Oper. $/Mcf	Aband Costs M$
Turin-Retlaw																				
00/12-01-011-18W4/0	SUNBURST SS	Oil	PDP			1,500	1.00			0.50					0.50					30.95
00/12-01-011-18W4/0	SUNBURST SS	Oil	P+P			1,500	1.00			0.50					0.50					30.95
00/12-07-011-18W4/0	SUNBURST SS	Oil	PDP			1,500	1.00			0.50					0.50					30.95
00/12-07-011-18W4/0	SUNBURST SS	Oil	P+P			1,500	1.00			0.50					0.50					30.95
00/13-07-011-18W4/0	SAWTOOTH	Oil	PDP			1,500	1.00			0.50					0.50					30.95
00/13-07-011-18W4/0	SAWTOOTH	Oil	P+P			1,500	1.00			0.50					0.50					30.95
00/14-07-011-18W4/0	MANNVILLE LOWER	Oil	PDP			1,500	1.00			0.50					0.50					30.95
00/14-07-011-18W4/0	MANNVILLE LOWER	Oil	P+P			1,500	1.00			0.50					0.50					30.95
00/08-18-011-18W4/3	MANNVILLE LOWER	Oil	PDP			1,500	1.00			0.50					0.50					30.95
00/08-18-011-18W4/3	MANNVILLE LOWER	Oil	P+P			1,500	1.00			0.50					0.50					30.95
00/09-12-011-19W4/0	SAWTOOTH	Oil	PDP			1,500	1.00			0.50					0.50					30.95
00/09-12-011-19W4/0	SAWTOOTH	Oil	P+P			1,500	1.00			0.50					0.50					30.95
00/13-15-011-19W4/0	GLAUCONITIC	Gas	PDP			1,000				0.50					0.50					27.52
00/13-15-011-19W4/0	GLAUCONITIC	Gas	P+P			1,000				0.50					0.50					27.52
00/12-35-011-19W4/0	MANNVILLE GRP	Gas	PDP			1,000				0.50					0.50					27.52
00/12-35-011-19W4/0	MANNVILLE GRP	Gas	P+P			1,000				0.50					0.50					27.52
00/10-36-011-19W4/0	MANNVILLE GRP	Gas	PDP			1,000				0.50					0.50					27.52
00/10-36-011-19W4/0	MANNVILLE GRP	Gas	P+P			1,000				0.50					0.50					27.52

[1] Note 1: cost not royalty deductable. [2] Note 2: cost is royalty deductable. [3] Note 3: cost used in price adjustment. Bold-Italic values have details.

Effective December 31, 2013

GENERAL

Property:	Turin-Retlaw	Operator:	CANADIAN NATURAL RESOURCES LIMITED
Location:	02/03-01-011-18W4/0	Formation:	SUNBURST SS
Category	NRA	Calculation Type:	
Type:	Oil	Class:	Light
Current Status:	SUSPENDED OIL	Current Status Date:	1998-11-14
Alt ID:			

Entity Comments:

ZONE

Rig Release Date:	1997-12-23	Top Depth:	3,428.5 ft KB
Kelly Bushing:	2,722.4 ft SS	Total Depth:	3,586.0 ft KB
Pool Name:	LOWER MANNVILLE U2U	Midpoint Perf Depth:	3,435.0 ft KB

RESERVOIR & RESERVES SUMMARY   (* data from volumetric tab)

Reservoir Parameters *		Oil		Gas	
Formation Top:	ft	Original Volume In Place:	Mbbl	Original Volume In Place:	MMcf
Gas/Oil Contact:	ft	Recovery Factor:	Fraction	Recovery Factor:	Fraction
Water Contact:	ft	Ultimate Recoverable:	5.1 Mbbl	Ultimate Recoverable:	0.2 MMcf
Production Area:	acre	Cumulative Production:	5.1 Mbbl	Cumulative Production:	0.2 MMcf
Net Pay:	ft	Remaining Recoverable:	0.0 Mbbl	Remaining Recoverable:	0.0 MMcf
Reservoir Volume:	0.0 acre-ft	Oil Shrinkage: *	Fraction	Sales Gas:	0.0 MMcf
Porosity:	Fraction			Oil Saturation: *	Fraction
Water Saturation:	Fraction			Z Factor: *	Fraction
Initial Pressure:	psi			Surface Loss:	0.00 Fraction
Initial Temp:	F			H2S Content:	0.0000 Fraction
				CO2 Content:	0.0708 Fraction

Volumetric Remarks:

Category Remarks:

FORECAST RATES AND TRENDS

On Production Date:	1998-01-18	GOR:	scf/bbl
Lift Type:		OGR:	bbl/MMcf
Oil Gravity:	API	Water Cut:	%
Heating Value:	Btu/scf	WGR:	bbl/MMcf

Remaining Reserves

Gas:	0.0 Mcf	Oil:	0.0 Mbbl

Number of Trends: 0

Trends

Reserve Notes

Supporting Data Comments:

PRODUCT RESERVES & RATIOS (Sales Basis)*

	Reserve	Yield	ISC
Ethane			
Propane			
Butane			
Pentane+			
Field Condensate			
Sulphur			
* Items have details			

INTERESTS AND BURDENS

Acquisition Date:
Disposition Date:

Interests	Lessor	Burdens
Freehold 0.292% Manual	Freehold 16% Manual	

Participant Remarks: 1.825% of the 16% Freehold Royalty

Legend Energy Canada Ltd.
PRODUCTION AND FORECAST

Effective December 31, 2013

Operator:	CANADIAN NATURAL RESOURCES LIMITED	Turin-Retlaw
Province:	Alberta	02/03-01-011-18W4/0
Field:	TURIN	NRA
Pool:	LOWER MANNVILLE U2U	
Unit:		
Status:	SUSPENDED OIL	





Oil Cum	(bbl)	5,114	Gas Cum	(Mcf)	206	Water Cum	(bbl)	27,588	FCond Cum	(bbl)	0
Oil Rem Rec	(bbl)	0	Gas Rem Rec	(Mcf)	0	Water Rem Rec	(bbl)	0	FCond Rem Rec	(bbl)	0
Oil Ult Rec	(bbl)	5,114	Gas Ult Rec	(Mcf)	206	Water Ult Rec	(bbl)	27,588	FCond Ult Rec	(bbl)	0

Forecast Start (T0)			Calculation Type		Undefined	Est Cum Prod	(bbl)	5,114	Decline Exp	
Forecast End (Tf)			OVIP (Volumetric)	(bbl)	0	Remaining Rec	(bbl)	0	Initial Decline (De)	
Initial Rate (qi)	(bbl/day)		Rec Factor (Volumetric)		0.000	Gas Surface Loss		0.0	Reserve Life Index	
Final Rate (qf)	(bbl/day)		Ult Recoverable	(bbl)	5,114	Gas Total Sales	(Mcf)	0	Reserve Half Life	

Legend Energy Canada Ltd.
INPUT DATA SHEET
Dec 31, 2013 Constant Prices and Costs (SEC Compliant) (CAD)

Effective December 31, 2013

GENERAL

Property:	Turin-Retlaw		Operator:	CANADIAN NATURAL RESOURCES LIMITED
Location:	02/03-01-011-18W4/2		Formation:	MANNVILLE LOWER
Category	NRA		Calculation Type:	
Type:	Oil		Class:	Light
Current Status:	SUSPENDED OIL		Current Status Date:	2011-08-31
Alt ID:				

Entity Comments:

ZONE

Rig Release Date:	1997-12-23	Top Depth:	3,412.1 ft KB
Kelly Bushing:	2,722.4 ft SS	Total Depth:	3,586.0 ft KB
Pool Name:	LOWER MANNVILLE U2U	Midpoint Perf Depth:	3,425.2 ft KB

RESERVOIR & RESERVES SUMMARY   (* data from volumetric tab)

Reservoir Parameters *		Oil		Gas	
Formation Top:	ft	Original Volume In Place:	Mbbl	Original Volume In Place:	MMcf
Gas/Oil Contact:	ft	Recovery Factor:	Fraction	Recovery Factor:	Fraction
Water Contact:	ft	Ultimate Recoverable:	41.6 Mbbl	Ultimate Recoverable:	54.5 MMcf
Production Area:	acre	Cumulative Production:	41.6 Mbbl	Cumulative Production:	54.5 MMcf
Net Pay:	ft	Remaining Recoverable:	0.0 Mbbl	Remaining Recoverable:	0.0 MMcf
Reservoir Volume:	0.0 acre-ft	Oil Shrinkage: *	Fraction	Sales Gas:	0.0 MMcf
Porosity:	Fraction			Oil Saturation: *	Fraction
Water Saturation:	Fraction			Z Factor: *	Fraction
Initial Pressure:	psi			Surface Loss:	0.00 Fraction
Initial Temp:	F			H2S Content:	Fraction
				CO2 Content:	Fraction

Volumetric Remarks:

Category Remarks:

FORECAST RATES AND TRENDS

On Production Date:	1998-11-14	GOR:	scf/bbl
Lift Type:		OGR:	bbl/MMcf
Oil Gravity:	API	Water Cut:	%
Heating Value:	Btu/scf	WGR:	bbl/MMcf

Remaining Reserves

Gas:	0.0 Mcf	Oil:	0.0 Mbbl

Number of Trends: 0

Trends

Reserve Notes

Supporting Data Comments:

PRODUCT RESERVES & RATIOS (Sales Basis)*

	Reserve	Yield	ISC
Ethane			
Propane			
Butane			
Pentane+			
Field Condensate			
Sulphur			
* Items have details			

INTERESTS AND BURDENS

Acquisition Date:
Disposition Date:

Interests	Lessor	Burdens
Freehold 0.292% Manual	Freehold 16% Manual	

Participant Remarks: 1.825% of the 16% Freehold Royalty

Legend Energy Canada Ltd.
PRODUCTION AND FORECAST

Effective December 31, 2013

Operator:	CANADIAN NATURAL RESOURCES LIMITED
Province:	Alberta
Field:	TURIN
Pool:	LOWER MANNVILLE U2U
Unit:	
Status:	SUSPENDED OIL

Turin-Retlaw
02/03-01-011-18W4/2
NRA





Oil Cum	(bbl)	41,586	Gas Cum	(Mcf)	54,465	Water Cum	(bbl)	598,516	FCond Cum	(bbl)	0
Oil Rem Rec	(bbl)	0	Gas Rem Rec	(Mcf)	0	Water Rem Rec	(bbl)	0	FCond Rem Rec	(bbl)	0
Oil Ult Rec	(bbl)	41,586	Gas Ult Rec	(Mcf)	54,465	Water Ult Rec	(bbl)	598,516	FCond Ult Rec	(bbl)	0

Forecast Start (T0)			Calculation Type		Undefined	Est Cum Prod	(bbl)	41,586	Decline Exp	
Forecast End (Tf)			OVIP (Volumetric)	(bbl)	0	Remaining Rec	(bbl)	0	Initial Decline (De)	
Initial Rate (qi)	(bbl/day)		Rec Factor (Volumetric)		0.000	Gas Surface Loss		0.0	Reserve Life Index	
Final Rate (qf)	(bbl/day)		Ult Recoverable	(bbl)	41,586	Gas Total Sales	(Mcf)	0	Reserve Half Life	

Effective December 31, 2013

GENERAL

Property:	Turin-Retlaw	Operator:	CANADIAN NATURAL RESOURCES LIMITED
Location:	00/12-01-011-18W4/0	Formation:	SUNBURST SS
Category:	PDP	Calculation Type:	
Type:	Oil	Class:	Light
Current Status:	PUMPING OIL	Current Status Date:	1999-10-29
Alt ID:			

Entity Comments:

ZONE

Rig Release Date:	1999-08-24	Top Depth:	3,451.4 ft KB
Kelly Bushing:	2,736.2 ft SS	Total Depth:	3,569.6 ft KB
Pool Name:	LOWER MANNVILLE H3H	Midpoint Perf Depth:	3,458.0 ft KB

RESERVOIR & RESERVES SUMMARY   (* data from volumetric tab)

Reservoir Parameters *		Oil			Gas		
Formation Top:	ft	Original Volume In Place:		Mbbl	Original Volume In Place:		MMcf
Gas/Oil Contact:	ft	Recovery Factor:		Fraction	Recovery Factor:		Fraction
Water Contact:	ft	Ultimate Recoverable:	27.5	Mbbl	Ultimate Recoverable:	108.0	MMcf
Production Area:	acre	Cumulative Production:	21.7	Mbbl	Cumulative Production:	97.9	MMcf
Net Pay:	ft	Remaining Recoverable:	5.8	Mbbl	Remaining Recoverable:	10.1	MMcf
Reservoir Volume:	0.0 acre-ft	Oil Shrinkage: *		Fraction	Sales Gas:	0.0	MMcf
Porosity:	Fraction				Oil Saturation: *		Fraction
Water Saturation:	Fraction				Z Factor: *		Fraction
Initial Pressure:	psi				Surface Loss:	0.15	Fraction
Initial Temp:	F				H2S Content:	0.0000	Fraction
					CO2 Content:	0.1696	Fraction

Volumetric Remarks:

Category Remarks:

FORECAST RATES AND TRENDS

On Production Date:	1999-10-29	GOR:	1,750.0 scf/bbl
Lift Type:		OGR:	bbl/MMcf
Oil Gravity:	API	Water Cut:	%
Heating Value:	1,042 Btu/scf	WGR:	bbl/MMcf

Remaining Reserves

Gas:	10,104.3 Mcf	Oil:	5.8 Mbbl

Number of Trends:	1

Trends	1
Product:	Oil
Start Date:	2014-01-01
End Date:	2020-02-22
Initial Rate:	3 bbl/day
Rate at Effective Date:	3 bbl/day
Final Rate:	2 bbl/day
Decline Exponent:	0.000
Min Effective Decline:	
Final Cum:	27.5 Mbbl

Reserve Notes

Supporting Data Comments:

PRODUCT RESERVES & RATIOS (Sales Basis)*

	Reserve	Yield	ISC
Ethane			0.0811 Molar Fraction
Propane	0 bbl	13.31 bbl/MMcf	0.0117 Molar Fraction
Butane	0 bbl	7.01 bbl/MMcf	0.0026 Molar Fraction
Pentane+	0 bbl	4.24 bbl/MMcf	0.0007 Molar Fraction
Field Condensate			
Sulphur			

* Items have details

INTERESTS AND BURDENS

Acquisition Date:
Disposition Date:

Interests	Lessor	Burdens
Freehold 0.292% Manual	Freehold 16% Manual	

Participant Remarks: 1.825% of the 16% Freehold Royalty

Legend Energy Canada Ltd.
PRODUCTION AND FORECAST

Effective December 31, 2013

Operator:	**CANADIAN NATURAL RESOURCES LIMITED**		**Turin-Retlaw**
Province:	**Alberta**		**00/12-01-011-18W4/0**
Field:	**TURIN**		**PDP**
Pool:	**LOWER MANNVILLE H3H**		
Unit:			
Status:	**PUMPING OIL**		


Hours Of Production (hours)
Cumulative Oil Production (bbl)
Calendar Daily Oil Production (bbl/day)
Gas/Oil Ratio (scf/bbl)
Water/Oil Ratio (bbl/bbl)
Oil Qf
Eff End Of Hist
2008
2009
2010
2011
2012
2013
2014
2015
2016
Time (Years)


Calendar Daily Oil Production (bbl/day)
Oil Q
Eff End Of Hi
0
2,500
5,000
7,500
10,000
12,500
15,000
17,500
20,000
22,500
25,000
27,500
30,000
Cumulative Oil Production (bbl)

Oil Cum	(bbl)	21,726	Gas Cum	(Mcf)	97,934	Water Cum	(bbl)	1,302,672	FCond Cum	(bbl)	0
Oil Rem Rec	(bbl)	5,774	Gas Rem Rec	(Mcf)	10,104	Water Rem Rec	(bbl)	490,779	FCond Rem Rec	(bbl)	0
Oil Ult Rec	(bbl)	27,500	Gas Ult Rec	(Mcf)	108,039	Water Ult Rec	(bbl)	1,793,451	FCond Ult Rec	(bbl)	0

Forecast Start (T0)	01/01/2014	Calculation Type	Undefined	Est Cum Prod (bbl)	21,726	Decline Exp	0.000
Forecast End (Tf)	02/21/2020	OVIP (Volumetric) (bbl)	0	Remaining Rec (bbl)	5,774	Initial Decline (De)	07.6
Initial Rate (qi) (bbl/day)	3.2	Rec Factor (Volumetric)	0.000	Gas Surface Loss	0.15	Reserve Life Index	5.06
Final Rate (qf) (bbl/day)	2.0	Ult Recoverable (bbl)	27,500	Gas Total Sales (Mcf)	0	Reserve Half Life	2.71

INSITE Petroleum Consultants Ltd.

Legend Energy Canada Ltd.
CASH FLOW
Dec 31, 2013 Constant Prices and Costs (SEC Compliant) (CAD)

Location : Turin-Retlaw, Alberta
Entity : 00/12-01-011-18W4/0
Formation : SUNBURST SS
Effective December 31, 2013

Interests: Freehold 0.292% Manual

Total Proved Developed Producing Reserves

Lease Burden:

Lessor: Freehold 16% Manual

OIL, GAS & SULPHUR SUMMARY

	COMPANY OIL							COMPANY SALES GAS							SULPHUR		TOTAL	
	Wells	Pool Rates bbl/d	Pool Volumes bbl	WI Volume bbl	RI Volume bbl	Price $/bbl	Revenue $	Wells	Pool Rates Mcf/d	Pool Volumes Mcf	WI Volume Mcf	RI Volume Mcf	Price $/Mcf	Revenue $	Co. Share Volume lt	Price $/lt	WI Rates boe/d	Co. Share Rates boe/d
2014	1.0	3	1,140.6	0.0	3.3	74.18	247	0.0	0	0.0	0.0	0.0	0.00	0	0.0	0.00	0	0
2015	1.0	3	1,053.9	0.0	3.1	74.18	228	0.0	0	0.0	0.0	0.0	0.00	0	0.0	0.00	0	0
2016	1.0	3	976.4	0.0	2.9	74.18	212	0.0	0	0.0	0.0	0.0	0.00	0	0.0	0.00	0	0
2017	1.0	2	899.7	0.0	2.6	74.18	195	0.0	0	0.0	0.0	0.0	0.00	0	0.0	0.00	0	0
2018	1.0	2	831.3	0.0	2.4	74.18	180	0.0	0	0.0	0.0	0.0	0.00	0	0.0	0.00	0	0
2019	1.0	2	768.2	0.0	2.2	74.18	166	0.0	0	0.0	0.0	0.0	0.00	0	0.0	0.00	0	0
2020	1.0	0	103.8	0.0	0.3	74.18	22	0.0	0	0.0	0.0	0.0	0.00	0	0.0	0.00	0	0
2021	0.0	0	0.0	0.0	0.0	0.00	0	0.0	0	0.0	0.0	0.0	0.00	0	0.0	0.00	0	0
2022	0.0	0	0.0	0.0	0.0	0.00	0	0.0	0	0.0	0.0	0.0	0.00	0	0.0	0.00	0	0
2023	0.0	0	0.0	0.0	0.0	0.00	0	0.0	0	0.0	0.0	0.0	0.00	0	0.0	0.00	0	0
Sub			5,773.9	0.0	16.9	74.18	1,251			0.0	0.0	0.0	0.00	0	0.0	0.00		
Rem			0.0	0.0	0.0	0.00	0			0.0	0.0	0.0	0.00	0	0.0	0.00		
Total			5,773.9	0.0	16.9	74.18	1,251			0.0	0.0	0.0	0.00	0	0.0	0.00		

NGL SUMMARY

	CONDENSATE				ETHANE				PROPANE				BUTANE				TOTAL NGL		
	WI Volume bbl	RI Volume bbl	Price $/bbl	Co. Share Revenue $	WI Volume bbl	RI Volume bbl	Price $/bbl	Co. Share Revenue $	WI Volume bbl	RI Volume bbl	Price $/bbl	Co. Share Revenue $	WI Volume bbl	RI Volume bbl	Price $/bbl	Co. Share Revenue $	WI Volume bbl	RI Volumes bbl	CS Net Volumes bbl
2014	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.0
2015	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.0
2016	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.0
2017	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.0
2018	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.0
2019	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.0
2020	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.0
2021	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.0
2022	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.0
2023	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.0
Sub	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.0
Rem	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.0
Total	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.0

CASH FLOW BTAX

	Company Revenue $	Crown Royalty $	Freehold Royalty $	ORR Royalty $	Mineral Tax $	Total Royalty Burden %	Net Rev After Royalties $	Other Income $	Sask Corp Cap Tax $	Fixed Oper Expense $	Variable Operating Expense $	Other Expenses $	Total Operating Costs $	Abandon Cost & Salvage $	Net Operating Income $	Total Investment $	NET Cash Flow $	CUM Cash Flow $	Disc Cash Flow (10%) $
2014	247	0.0	0.0	0.0	0.0	0	247	0.0	0.0	0.0	0.0	0.0	0.0	0.0	247	0.0	247	247	236
2015	228	0.0	0.0	0.0	0.0	0	228	0.0	0.0	0.0	0.0	0.0	0.0	0.0	228	0.0	228	475	198
2016	212	0.0	0.0	0.0	0.0	0	212	0.0	0.0	0.0	0.0	0.0	0.0	0.0	212	0.0	212	687	167
2017	195	0.0	0.0	0.0	0.0	0	195	0.0	0.0	0.0	0.0	0.0	0.0	0.0	195	0.0	195	882	140
2018	180	0.0	0.0	0.0	0.0	0	180	0.0	0.0	0.0	0.0	0.0	0.0	0.0	180	0.0	180	1,062	117
2019	166	0.0	0.0	0.0	0.0	0	166	0.0	0.0	0.0	0.0	0.0	0.0	0.0	166	0.0	166	1,228	99
2020	22	0.0	0.0	0.0	0.0	0	22	0.0	0.0	0.0	0.0	0.0	0.0	0.0	22	0.0	22	1,251	12
2021	0	0.0	0.0	0.0	0.0	0	0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0	0.0	0	1,251	0
2022	0	0.0	0.0	0.0	0.0	0	0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0	0.0	0	1,251	0
2023	0	0.0	0.0	0.0	0.0	0	0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0	0.0	0	1,251	0
Sub	1,251	0.0	0.0	0.0	0.0	0	1,251	0.0	0.0	0.0	0.0	0.0	0.0	0.0	1,251	0.0	1,251	1,251	968
Rem	0	0.0	0.0	0.0	0.0	0	0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0	0.0	0	1,251	0
Total	1,251	0.0	0.0	0.0	0.0	0	1,251	0.0	0.0	0.0	0.0	0.0	0.0	0.0	1,251	0.0	1,251	1,251	968

CO. SHARE RESERVES LIFE (years)

Reserves Half Life	2.7
RLI (Principal Product)	5.06
Reserves Life	7.00
RLI (BOE)	5.1

TOTAL RESERVES - SALES

	GROSS	WI	CO SH	NET
Oil (bbl)	5,774	0	17	17
Gas (Mcf)	0	0	0	0
Gas (bbl)	0	0	0	0
*NGL (bbl)	0	0	0	0
Cond (bbl)	0	0	0	0
Total (bbl)	5,774	0	17	17

*This NGL Value includes only Ethane, Propane and Butane. Condensate and Field Condensate are included in the Condensate line.

NET PRESENT VALUES BEFORE TAX

Discount Rate %	Op Income $	Investment $	Cash Flow $	NPV/BOE $/BOE
0	1,251	0.0	1,251	74.18
5	1,093	0.0	1,093	64.85
8	1,015	0.0	1,015	60.21
10	968	0.0	968	57.44
15	868	0.0	868	51.46
20	785	0.0	785	46.56

CAPITAL (undisc)

		Unrisked	Risked
Cost Of Prod.	$/BOEPD	0.00	0.00
Cost Of Reserves	$/BOE	0.00	0.00
Prob Of Success	%	100.00	100.00
Chance Of	%	100.00	100.00

ECONOMIC INDICATORS

		BTAX			
		Unrisked		Risked	
Discount Rate	(%)		10.0		10.0
Payout	(Yrs)		0.00		0.00
Discounted Payout	(Yrs)		0.00		0.00
DCF Rate of Return	(%)	>	200.0	>	200.0
NPV/Undisc Invest			0.0		0.0
NPV/Disc Invest			0.0		0.0
Undisc NPV/Undisc Invest			0.0		0.0
NPV/DIS Cap Exposure			0.0		0.0
NPV/BOEPD	(M$/boepd)		106.2		106.2

FIRST 12 MONTHS AVG. PERFORMANCE (undisc)

		WI		Co. Share	
		Unrisked	Risked	Unrisked	Risked
Prod (3 Mo Ave)	(BOEPD)	0.00	0.00	0.01	0.01
Prod (12 Mo Ave)	(BOEPD)	0.00	0.00	0.01	0.01
Price	($/BOE)	0.00	0.00	74.18	74.18
Royalties	($/BOE)	0.00	0.00	0.00	0.00
Operating Costs	($/BOE)	0.00	0.00	0.00	0.00
NetBack	($/BOE)	0.00	0.00	74.18	74.18
Recycle Ratio	(ratio)	0.00	0.00	0.00	0.00

INSITE Petroleum Consultants Ltd.

Effective December 31, 2013

GENERAL

Property:	Turin-Retlaw	Operator:	CANADIAN NATURAL RESOURCES LIMITED
Location:	00/12-01-011-18W4/0	Formation:	SUNBURST SS
Category:	P+P	Calculation Type:	
Type:	Oil	Class:	Light
Current Status:	PUMPING OIL	Current Status Date:	1999-10-29
Alt ID:			

Entity Comments:

ZONE

Rig Release Date:	1999-08-24	Top Depth:	3,451.4 ft KB
Kelly Bushing:	2,736.2 ft SS	Total Depth:	3,569.6 ft KB
Pool Name:	LOWER MANNVILLE H3H	Midpoint Perf Depth:	3,458.0 ft KB

RESERVOIR & RESERVES SUMMARY   (* data from volumetric tab)

Reservoir Parameters *		Oil		Gas	
Formation Top:	ft	Original Volume In Place:	Mbbl	Original Volume In Place:	MMcf
Gas/Oil Contact:	ft	Recovery Factor:	Fraction	Recovery Factor:	Fraction
Water Contact:	ft	Ultimate Recoverable:	28.0 Mbbl	Ultimate Recoverable:	108.9 MMcf
Production Area:	acre	Cumulative Production:	21.7 Mbbl	Cumulative Production:	97.9 MMcf
Net Pay:	ft	Remaining Recoverable:	6.3 Mbbl	Remaining Recoverable:	11.0 MMcf
Reservoir Volume:	0.0 acre-ft	Oil Shrinkage: *	Fraction	Sales Gas:	0.0 MMcf
Porosity:	Fraction			Oil Saturation: *	Fraction
Water Saturation:	Fraction			Z Factor: *	Fraction
Initial Pressure:	psi			Surface Loss:	0.15 Fraction
Initial Temp:	F			H2S Content:	0.0000 Fraction
				CO2 Content:	0.1696 Fraction

Volumetric Remarks:

Category Remarks:

FORECAST RATES AND TRENDS

On Production Date:	1999-10-29	GOR:	1,750.0 scf/bbl
Lift Type:		OGR:	bbl/MMcf
Oil Gravity:	API	Water Cut:	%
Heating Value:	1,042 Btu/scf	WGR:	bbl/MMcf

Remaining Reserves

Gas:	10,979.3 Mcf	Oil:	6.3 Mbbl

Number of Trends:	1

Trends	1
Product:	Oil
Start Date:	2014-01-01
End Date:	2020-09-03
Initial Rate:	3 bbl/day
Rate at Effective Date:	3 bbl/day
Final Rate:	2 bbl/day
Decline Exponent:	0.000
Min Effective Decline:	
Final Cum:	28.0 Mbbl

Reserve Notes

Supporting Data Comments:

PRODUCT RESERVES & RATIOS (Sales Basis)*

	Reserve	Yield	ISC
Ethane			0.0811 Molar Fraction
Propane	0 bbl	13.31 bbl/MMcf	0.0117 Molar Fraction
Butane	0 bbl	7.01 bbl/MMcf	0.0026 Molar Fraction
Pentane+	0 bbl	4.24 bbl/MMcf	0.0007 Molar Fraction
Field Condensate			
Sulphur			

* Items have details

INTERESTS AND BURDENS

Acquisition Date:
Disposition Date:

Interests	Lessor	Burdens
Freehold 0.292% Manual	Freehold 16% Manual	

Participant Remarks: 1.825% of the 16% Freehold Royalty

Legend Energy Canada Ltd.
PRODUCTION AND FORECAST

Effective December 31, 2013

Operator:	**CANADIAN NATURAL RESOURCES LIMITED**		**Turin-Retlaw**
Province:	**Alberta**		**00/12-01-011-18W4/0**
Field:	**TURIN**		**P+P**
Pool:	**LOWER MANNVILLE H3H**		
Unit:			
Status:	**PUMPING OIL**		



Hours Of Production (hours)
Cumulative Oil Production (bbl)
Calendar Daily Oil Production (bbl/day)
Gas/Oil Ratio (scf/bbl)
Water/Oil Ratio (bbl/bbl)
Oil Qf
Eff. End Of Hist
2009
2010
2011
2012
2013
2014
2015
2016
2017
2018
2019
Time (Years)



Calendar Daily Oil Production (bbl/day)
Oil Qf
Eff. End of Hist
0
5,000
10,000
15,000
20,000
25,000
30,000
35,000
40,000
Cumulative Oil Production (bbl)

Oil Cum	(bbl)	21,726	Gas Cum	(Mcf)	97,934	Water Cum	(bbl)	1,302,672	FCond Cum	(bbl)	0
Oil Rem Rec	(bbl)	6,274	Gas Rem Rec	(Mcf)	10,979	Water Rem Rec	(bbl)	533,279	FCond Rem Rec	(bbl)	0
Oil Ult Rec	(bbl)	28,000	Gas Ult Rec	(Mcf)	108,914	Water Ult Rec	(bbl)	1,835,951	FCond Ult Rec	(bbl)	0

Forecast Start (T0)	01/01/2014	Calculation Type	Undefined	Est Cum Prod (bbl)	21,726	Decline Exp	0.000
Forecast End (Tf)	09/02/2020	OVIP (Volumetric) (bbl)	0	Remaining Rec (bbl)	6,274	Initial Decline (De)	07.0
Initial Rate (qi) (bbl/day)	3.2	Rec Factor (Volumetric)	0.000	Gas Surface Loss	0.15	Reserve Life Index	5.48
Final Rate (qf) (bbl/day)	2.0	Ult Recoverable (bbl)	28,000	Gas Total Sales (Mcf)	0	Reserve Half Life	2.94

INSITE Petroleum Consultants Ltd.

Legend Energy Canada Ltd.
CASH FLOW
Dec 31, 2013 Constant Prices and Costs (SEC Compliant) (CAD)

Location : Turin-Retlaw, Alberta
Entity : 00/12-01-011-18W4/0
Formation : SUNBURST SS
Effective December 31, 2013

Interests: Freehold 0.292% Manual

Lease Burden:
Lessor: Freehold 16% Manual

Total Proved Plus Probable Reserves

OIL, GAS & SULPHUR SUMMARY

	COMPANY OIL							COMPANY SALES GAS							SULPHUR			TOTAL	
	Wells	Pool Rates bbl/d	Pool Volumes bbl	WI Volume bbl	RI Volume bbl	Price $/bbl	Revenue $	Wells	Pool Rates Mcf/d	Pool Volumes Mcf	WI Volume Mcf	RI Volume Mcf	Price $/Mcf	Revenue $	Co. Share Volume lt	Price $/lt	WI Rates boe/d	Co. Share Rates boe/d
2014	1.0	3	1,144.1	0.0	3.3	74.18	248	0.0	0	0.0	0.0	0.0	0.00	0	0.0	0.00	0	0
2015	1.0	3	1,063.9	0.0	3.1	74.18	230	0.0	0	0.0	0.0	0.0	0.00	0	0.0	0.00	0	0
2016	1.0	3	991.9	0.0	2.9	74.18	215	0.0	0	0.0	0.0	0.0	0.00	0	0.0	0.00	0	0
2017	1.0	3	919.7	0.0	2.7	74.18	199	0.0	0	0.0	0.0	0.0	0.00	0	0.0	0.00	0	0
2018	1.0	2	855.2	0.0	2.5	74.18	185	0.0	0	0.0	0.0	0.0	0.00	0	0.0	0.00	0	0
2019	1.0	2	795.2	0.0	2.3	74.18	172	0.0	0	0.0	0.0	0.0	0.00	0	0.0	0.00	0	0
2020	1.0	1	503.9	0.0	1.5	74.18	109	0.0	0	0.0	0.0	0.0	0.00	0	0.0	0.00	0	0
2021	0.0	0	0.0	0.0	0.0	0.00	0	0.0	0	0.0	0.0	0.0	0.00	0	0.0	0.00	0	0
2022	0.0	0	0.0	0.0	0.0	0.00	0	0.0	0	0.0	0.0	0.0	0.00	0	0.0	0.00	0	0
2023	0.0	0	0.0	0.0	0.0	0.00	0	0.0	0	0.0	0.0	0.0	0.00	0	0.0	0.00	0	0
Sub			6,273.9	0.0	18.3	74.18	1,359			0.0	0.0	0.0	0.00	0	0.0	0.00		
Rem			0.0	0.0	0.0	0.00	0			0.0	0.0	0.0	0.00	0	0.0	0.00		
Total			6,273.9	0.0	18.3	74.18	1,359			0.0	0.0	0.0	0.00	0	0.0	0.00		

NGL SUMMARY

	CONDENSATE				ETHANE				PROPANE				BUTANE				TOTAL NGL		
	WI Volume bbl	RI Volume bbl	Price $/bbl	Co. Share Revenue $	WI Volume bbl	RI Volume bbl	Price $/bbl	Co. Share Revenue $	WI Volume bbl	RI Volume bbl	Price $/bbl	Co. Share Revenue $	WI Volume bbl	RI Volume bbl	Price $/bbl	Co. Share Revenue $	WI Volume bbl	RI Volumes bbl	CS Net Volumes bbl
2014	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.0
2015	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.0
2016	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.0
2017	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.0
2018	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.0
2019	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.0
2020	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.0
2021	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.0
2022	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.0
2023	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.0
Sub	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.0
Rem	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.0
Total	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.0

CASH FLOW BTAX

	Company Revenue $	Crown Royalty $	Freehold Royalty $	ORR Royalty $	Mineral Tax $	Total Royalty Burden %	Net Rev After Royalties $	Other Income $	Sask Corp Cap Tax $	Fixed Oper Expense $	Variable Operating Expense $	Other Expenses $	Total Operating Costs $	Abandon Cost & Salvage $	Net Operating Income $	Total Investment $	NET Cash Flow $	CUM Cash Flow $	Disc Cash Flow (10%) $
2014	248	0.0	0.0	0.0	0.0	0	248	0.0	0.0	0.0	0.0	0.0	0.0	0.0	248	0.0	248	248	237
2015	230	0.0	0.0	0.0	0.0	0	230	0.0	0.0	0.0	0.0	0.0	0.0	0.0	230	0.0	230	478	200
2016	215	0.0	0.0	0.0	0.0	0	215	0.0	0.0	0.0	0.0	0.0	0.0	0.0	215	0.0	215	693	169
2017	199	0.0	0.0	0.0	0.0	0	199	0.0	0.0	0.0	0.0	0.0	0.0	0.0	199	0.0	199	892	143
2018	185	0.0	0.0	0.0	0.0	0	185	0.0	0.0	0.0	0.0	0.0	0.0	0.0	185	0.0	185	1,078	121
2019	172	0.0	0.0	0.0	0.0	0	172	0.0	0.0	0.0	0.0	0.0	0.0	0.0	172	0.0	172	1,250	102
2020	109	0.0	0.0	0.0	0.0	0	109	0.0	0.0	0.0	0.0	0.0	0.0	0.0	109	0.0	109	1,359	59
2021	0	0.0	0.0	0.0	0.0	0	0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0	0.0	0	1,359	0
2022	0	0.0	0.0	0.0	0.0	0	0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0	0.0	0	1,359	0
2023	0	0.0	0.0	0.0	0.0	0	0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0	0.0	0	1,359	0
Sub	1,359	0.0	0.0	0.0	0.0	0	1,359	0.0	0.0	0.0	0.0	0.0	0.0	0.0	1,359	0.0	1,359	1,359	1,030
Rem	0	0.0	0.0	0.0	0.0	0	0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0	0.0	0	1,359	0
Total	1,359	0.0	0.0	0.0	0.0	0	1,359	0.0	0.0	0.0	0.0	0.0	0.0	0.0	1,359	0.0	1,359	1,359	1,030

CO. SHARE RESERVES LIFE (years)

Reserves Half Life	3.0
RLI (Principal Product)	5.48
Reserves Life	7.00
RLI (BOE)	5.5

TOTAL RESERVES - SALES

	GROSS	WI	CO SH	NET
Oil (bbl)	6,274	0	18	18
Gas (Mcf)	0	0	0	0
Gas (bbl)	0	0	0	0
*NGL (bbl)	0	0	0	0
Cond (bbl)	0	0	0	0
Total (bbl)	6,274	0	18	18

*This NGL Value includes only Ethane, Propane and Butane. Condensate and Field Condensate are included in the Condensate line.

NET PRESENT VALUES BEFORE TAX

Discount Rate %	Op Income $	Investment $	Cash Flow $	NPV/BOE $/BOE
0	1,359	0.0	1,359	74.18
5	1,174	0.0	1,174	64.11
8	1,084	0.0	1,084	59.16
10	1,030	0.0	1,030	56.23
15	915	0.0	915	49.97
20	823	0.0	823	44.91

CAPITAL (undisc)

		Unrisked	Risked
Cost Of Prod.	$/BOEPD	0.00	0.00
Cost Of Reserves	$/BOE	0.00	0.00
Prob Of Success	%	100.00	100.00
Chance Of	%	100.00	100.00

ECONOMIC INDICATORS

		BTAX			
		Unrisked		Risked	
Discount Rate	(%)	10.0		10.0	
Payout	(Yrs)	0.00		0.00	
Discounted Payout	(Yrs)	0.00		0.00	
DCF Rate of Return	(%)	>	200.0	>	200.0
NPV/Undisc Invest		0.0		0.0	
NPV/Disc Invest		0.0		0.0	
Undisc NPV/Undisc Invest		0.0		0.0	
NPV/DIS Cap Exposure		0.0		0.0	
NPV/BOEPD	(M$/boepd)	112.6		112.6	

FIRST 12 MONTHS AVG. PERFORMANCE (undisc)

		WI		Co. Share	
		Unrisked	Risked	Unrisked	Risked
Prod (3 Mo Ave)	(BOEPD)	0.00	0.00	0.01	0.01
Prod (12 Mo Ave)	(BOEPD)	0.00	0.00	0.01	0.01
Price	($/BOE)	0.00	0.00	74.18	74.18
Royalties	($/BOE)	0.00	0.00	0.00	0.00
Operating Costs	($/BOE)	0.00	0.00	0.00	0.00
NetBack	($/BOE)	0.00	0.00	74.18	74.18
Recycle Ratio	(ratio)	0.00	0.00	0.00	0.00

Legend Energy Canada Ltd.
INPUT DATA SHEET
Dec 31, 2013 Constant Prices and Costs (SEC Compliant) (CAD)

Effective December 31, 2013

GENERAL

Property:	Turin-Retlaw	Operator:	CANADIAN NATURAL RESOURCES LIMITED
Location:	00/09-06-011-18W4/0	Formation	MANNVILLE LOWER
Category	NRA	Calculation Type:	
Type:	Oil	Class:	Light
Current Status:	OIL ABANDONED ZONE	Current Status Date:	2003-03-03
Alt ID:			

Entity Comments:

ZONE

Rig Release Date:	1985-11-01	Top Depth:	3,536.7 ft KB
Kelly Bushing:	2,775.9 ft SS	Total Depth:	3,690.9 ft KB
Pool Name:	LOWER MANNVILLE II	Midpoint Perf Depth:	3,540.0 ft KB

RESERVOIR & RESERVES SUMMARY   (* data from volumetric tab)

Reservoir Parameters *		Oil		Gas	
Formation Top:	ft	Original Volume In Place:	Mbbl	Original Volume In Place:	MMcf
Gas/Oil Contact:	ft	Recovery Factor:	Fraction	Recovery Factor:	Fraction
Water Contact:	ft	Ultimate Recoverable:	28.4 Mbbl	Ultimate Recoverable:	24.5 MMcf
Production Area:	acre	Cumulative Production:	28.4 Mbbl	Cumulative Production:	24.5 MMcf
Net Pay:	ft	Remaining Recoverable:	0.0 Mbbl	Remaining Recoverable:	0.0 MMcf
Reservoir Volume:	0.0 acre-ft	Oil Shrinkage: *	Fraction	Sales Gas:	0.0 MMcf
Porosity:	Fraction			Oil Saturation: *	Fraction
Water Saturation:	Fraction			Z Factor: *	Fraction
Initial Pressure:	psi			Surface Loss:	0.00 Fraction
Initial Temp:	F			H2S Content:	0.0000 Fraction
				CO2 Content:	0.0012 Fraction

Volumetric Remarks:

Category Remarks:

FORECAST RATES AND TRENDS

On Production Date:	1985-12-01	GOR:	scf/bbl
Lift Type:		OGR:	bbl/MMcf
Oil Gravity:	API	Water Cut:	%
Heating Value:	Btu/scf	WGR:	bbl/MMcf

Remaining Reserves

Gas:	0.0 Mcf	Oil:	0.0 Mbbl

Number of Trends: 0

Trends

Reserve Notes

Supporting Data Comments:

PRODUCT RESERVES & RATIOS (Sales Basis)*

	Reserve	Yield	ISC
Ethane			
Propane			
Butane			
Pentane+			
Field Condensate			
Sulphur			

* Items have details

INTERESTS AND BURDENS

Acquisition Date:
Disposition Date:

Interests	Lessor	Burdens
Freehold 0.625% Manual	Freehold 20% Manual	

Participant Remarks: 3.125% of a 20% Freehold Royalty

Legend Energy Canada Ltd.
PRODUCTION AND FORECAST

Effective December 31, 2013

Operator:	CANADIAN NATURAL RESOURCES LIMITED
Province:	Alberta
Field:	TURIN
Pool:	LOWER MANNVILLE II
Unit:	
Status:	OIL ABANDONED ZONE

Turin-Retlaw
00/09-06-011-18W4/0
NRA



Hours Of Production (hours)
Cumulative Oil Production (bbl)
Calendar Daily Oil Production (bbl/day)
Gas/Oil Ratio (scf/bbl)
Water/Oil Ratio (bbl/bbl)
End Of Hist
1986
1988
1990
1992
1994
1996
1998
Time (Years)



Calendar Daily Oil Production (bbl/day)
Eff. End Of Hist
0
5,000
10,000
15,000
20,000
25,000
30,000
35,000
40,000
45,000
50,000
Cumulative Oil Production (bbl)

Oil Cum	(bbl)	28,378	Gas Cum	(Mcf)	24,533	Water Cum	(bbl)	34,085	FCond Cum	(bbl)	0
Oil Rem Rec	(bbl)	0	Gas Rem Rec	(Mcf)	0	Water Rem Rec	(bbl)	0	FCond Rem Rec	(bbl)	0
Oil Ult Rec	(bbl)	28,378	Gas Ult Rec	(Mcf)	24,533	Water Ult Rec	(bbl)	34,085	FCond Ult Rec	(bbl)	0

Forecast Start (T0)	Calculation Type	Undefined	Est Cum Prod	(bbl)	28,378	Decline Exp
Forecast End (Tf)	OVIP (Volumetric) (bbl)	0	Remaining Rec	(bbl)	0	Initial Decline (De)
Initial Rate (qi) (bbl/day)	Rec Factor (Volumetric)	0.000	Gas Surface Loss		0.0	Reserve Life Index
Final Rate (qf) (bbl/day)	Ult Recoverable (bbl)	28,378	Gas Total Sales	(Mcf)	0	Reserve Half Life

INSITE Petroleum Consultants Ltd.

Legend Energy Canada Ltd.
INPUT DATA SHEET
Dec 31, 2013 Constant Prices and Costs (SEC Compliant) (CAD)

Effective December 31, 2013

GENERAL

Property:	Turin-Retlaw	Operator:	CANADIAN NATURAL RESOURCES LIMITED
Location:	00/09-06-011-18W4/2	Formation	FISH SCALES
Category	NRA	Calculation Type:	Performance
Type:	Gas	Class:	Conventional
Current Status:	SUSPENDED GAS	Current Status Date:	2013-09-30
Alt ID:			

Entity Comments:

ZONE

Rig Release Date:	1985-11-01	Top Depth:	2,408.1 ft KB
Kelly Bushing:	2,775.9 ft SS	Total Depth:	3,690.9 ft KB
Pool Name:	FISH SCALES A	Midpoint Perf Depth:	2,410.1 ft KB

RESERVOIR & RESERVES SUMMARY   (* data from volumetric tab)

Reservoir Parameters *

		Oil			Gas		
Formation Top:	ft	Original Volume In Place:		Mbbl	Original Volume In Place:		MMcf
Gas/Oil Contact:	ft	Recovery Factor:		Fraction	Recovery Factor:		Fraction
Water Contact:	ft	Ultimate Recoverable:	0.0	Mbbl	Ultimate Recoverable:	151.8	MMcf
Production Area:	acre	Cumulative Production:	0.0	Mbbl	Cumulative Production:	151.8	MMcf
Net Pay:	ft	Remaining Recoverable:	0.0	Mbbl	Remaining Recoverable:	0.0	MMcf
Reservoir Volume:	0.0 acre-ft	Oil Shrinkage: *		Fraction	Sales Gas:	0.0	MMcf
Porosity:	Fraction				Oil Saturation: *		Fraction
Water Saturation:	Fraction				Z Factor: *		Fraction
Initial Pressure:	psi				Surface Loss:	0.05	Fraction
Initial Temp:	F				H2S Content:	0.0000	Fraction
					CO2 Content:	0.0004	Fraction

Volumetric Remarks:

Category Remarks: Shut-in March 2013.

FORECAST RATES AND TRENDS

On Production Date:	2003-04-25	GOR:	scf/bbl
Lift Type:		OGR:	bbl/MMcf
Oil Gravity:	API	Water Cut:	%
Heating Value:	935 Btu/scf	WGR:	bbl/MMcf

Remaining Reserves

Gas:	0.0 Mcf	Oil:	0.0 Mbbl
Number of Trends:	0		

Trends

Reserve Notes

Supporting Data Comments:

PRODUCT RESERVES & RATIOS (Sales Basis)*

	Reserve	Yield	ISC
Ethane			0.0044 Molar Fraction
Propane	0 bbl	0.29 bbl/MMcf	0.0003 Molar Fraction
Butane	0 bbl	0.18 bbl/MMcf	0.0001 Molar Fraction
Pentane+	0 bbl	0.62 bbl/MMcf	0.0001 Molar Fraction
Field Condensate			
Sulphur			

* Items have details

INTERESTS AND BURDENS

Acquisition Date:
Disposition Date:

Interests	Lessor	Burdens
Freehold 0.625% Manual	Freehold 20% Manual	

Participant Remarks: 3.125% of a 20% Freehold Royalty

InSite
Petroleum Consultants Ltd.

Legend Energy Canada Ltd.
PRODUCTION AND FORECAST

Effective December 31, 2013

			Turin-Retlaw
Operator:	CANADIAN NATURAL RESOURCES LIMITED		00/09-06-011-18W4/2
Province:	Alberta		NRA
Field:	TURIN		
Pool:	FISH SCALES A		
Unit:			
Status:	SUSPENDED GAS		





Oil Cum	(bbl)	0	Gas Cum	(Mcf)	151,849	Water Cum	(bbl)	18	FCond Cum	(bbl)	0
Oil Rem Rec	(bbl)	0	Gas Rem Rec	(Mcf)	0	Water Rem Rec	(bbl)	0	FCond Rem Rec	(bbl)	2
Oil Ult Rec	(bbl)	0	Gas Ult Rec	(Mcf)	151,849	Water Ult Rec	(bbl)	18	FCond Ult Rec	(bbl)	2

Forecast Start (T0)			Calculation Type		Performance	Est Cum Prod	(Mcf)	151,849	Decline Exp	
Forecast End (Tf)			OVIP (Volumetric)	(Mcf)	0	Remaining Rec	(Mcf)	0	Initial Decline (De)	
Initial Rate (qi)	(Mcf/day)		Rec Factor (Volumetric)		0.000	Gas Surface Loss		0.05	Reserve Life Index	
Final Rate (qf)	(Mcf/day)		Ult Recoverable	(Mcf)	151,849	Gas Total Sales	(Mcf)	0	Reserve Half Life	

Legend Energy Canada Ltd.
INPUT DATA SHEET
Dec 31, 2013 Constant Prices and Costs (SEC Compliant) (CAD)

Effective December 31, 2013

GENERAL

Property:	Turin-Retlaw	Operator:	CANADIAN NATURAL RESOURCES LIMITED
Location:	02/14-06-011-18W4/0	Formation:	MANNVILLE LOWER
Category	NRA	Calculation Type:	
Type:	Gas	Class:	Conventional
Current Status:	ABANDONED GAS ZONE	Current Status Date:	2004-06-27
Alt ID:			

Entity Comments:

ZONE

Rig Release Date:	1997-12-01	Top Depth:	3,533.5 ft KB
Kelly Bushing:	2,788.4 ft SS	Total Depth:	3,664.7 ft KB
Pool Name:	LOWER MANNVILLE Y2Y	Midpoint Perf Depth:	3,554.1 ft KB

RESERVOIR & RESERVES SUMMARY **(* data from volumetric tab)**

Reservoir Parameters *		Oil		Gas	
Formation Top:	ft	Original Volume In Place:	Mbbl	Original Volume In Place:	MMcf
Gas/Oil Contact:	ft	Recovery Factor:	Fraction	Recovery Factor:	Fraction
Water Contact:	ft	Ultimate Recoverable:	2.1 Mbbl	Ultimate Recoverable:	34.5 MMcf
Production Area:	acre	Cumulative Production:	2.1 Mbbl	Cumulative Production:	34.5 MMcf
Net Pay:	ft	Remaining Recoverable:	0.0 Mbbl	Remaining Recoverable:	0.0 MMcf
Reservoir Volume:	0.0 acre-ft	Oil Shrinkage: *	Fraction	Sales Gas:	0.0 MMcf
Porosity:	Fraction			Oil Saturation: *	Fraction
Water Saturation:	Fraction			Z Factor: *	Fraction
Initial Pressure:	psi			Surface Loss:	0.00 Fraction
Initial Temp:	F			H2S Content:	Fraction
				CO2 Content:	Fraction

Volumetric Remarks:

Category Remarks: Abandoned.

FORECAST RATES AND TRENDS

On Production Date:	1998-02-11	GOR:	scf/bbl
Lift Type:		OGR:	bbl/MMcf
Oil Gravity:	API	Water Cut:	%
Heating Value:	Btu/scf	WGR:	bbl/MMcf

Remaining Reserves

Gas:	0.0 Mcf	Oil:	0.0 Mbbl

Number of Trends: 0

Trends

Reserve Notes

Supporting Data Comments:

PRODUCT RESERVES & RATIOS (Sales Basis)*

	Reserve	Yield	ISC
Ethane			
Propane			
Butane			
Pentane+			
Field Condensate			
Sulphur			

* Items have details

INTERESTS AND BURDENS

Acquisition Date:
Disposition Date:

Interests	Lessor	Burdens
Freehold 0.625% Manual	Freehold 20% Manual	

Participant Remarks: 3.125% of a 20% Freehold Royalty

INSITE Petroleum Consultants Ltd.

Legend Energy Canada Ltd.
PRODUCTION AND FORECAST

Effective December 31, 2013

Operator:	**CANADIAN NATURAL RESOURCES LIMITED**		**Turin-Retlaw**
Province:	**Alberta**		**02/14-06-011-18W4/0**
Field:	**TURIN**		**NRA**
Pool:	**LOWER MANNVILLE Y2Y**		
Unit:			
Status:	**ABANDONED GAS ZONE**		



Cumulative Gas Production (Mcf)
Calendar Daily Gas Production (Mcf/day)
Water/Gas Ratio (bbl/MMcf)
Hours Of Production (hours)
End Of Hist
1999
2000
2001
2002
2003
2004
2005
2006
2007
Time (Years)



Calendar Daily Gas Production (Mcf/day)
End Of Hist
0
10,000
20,000
30,000
40,000
50,000
60,000
70,000
80,000
90,000
100,00
Cumulative Gas Production (Mcf)

Oil Cum	(bbl)	2,109	Gas Cum	(Mcf)	34,528	Water Cum	(bbl)	6,865	FCond Cum	(bbl)	0
Oil Rem Rec	(bbl)	0	Gas Rem Rec	(Mcf)	0	Water Rem Rec	(bbl)	0	FCond Rem Rec	(bbl)	0
Oil Ult Rec	(bbl)	2,109	Gas Ult Rec	(Mcf)	34,528	Water Ult Rec	(bbl)	6,865	FCond Ult Rec	(bbl)	0

Forecast Start (T0)		Calculation Type		Undefined	Est Cum Prod	(Mcf)	34,528	Decline Exp	
Forecast End (Tf)		OVIP (Volumetric)	(Mcf)	0	Remaining Rec	(Mcf)	0	Initial Decline (De)	
Initial Rate (qi)	(Mcf/day)	Rec Factor (Volumetric)		0.000	Gas Surface Loss		0.0	Reserve Life Index	
Final Rate (qf)	(Mcf/day)	Ult Recoverable	(Mcf)	34,528	Gas Total Sales	(Mcf)	0	Reserve Half Life	

INSITE Petroleum Consultants Ltd.

Effective December 31, 2013

GENERAL

Property:	Turin-Retlaw	Operator:	CANADIAN NATURAL RESOURCES LIMITED
Location:	02/14-06-011-18W4/2	Formation	MANNVILLE LOWER
Category	NRA	Calculation Type:	
Type:	Oil	Class:	Light
Current Status:	ABANDONED OIL	Current Status Date:	2004-07-22
Alt ID:			

Entity Comments:

ZONE

Rig Release Date:	1997-12-01	Top Depth:	3,533.5 ft KB
Kelly Bushing:	2,788.4 ft SS	Total Depth:	3,664.7 ft KB
Pool Name:	SUNBURST UNDEFINED	Midpoint Perf Depth:	3,536.7 ft KB

RESERVOIR & RESERVES SUMMARY (* data from volumetric tab)

Reservoir Parameters *		Oil			Gas		
Formation Top:	ft	Original Volume In Place:		Mbbl	Original Volume In Place:		MMcf
Gas/Oil Contact:	ft	Recovery Factor:		Fraction	Recovery Factor:		Fraction
Water Contact:	ft	Ultimate Recoverable:		0.0 Mbbl	Ultimate Recoverable:		0.0 MMcf
Production Area:	acre	Cumulative Production:		0.0 Mbbl	Cumulative Production:		0.0 MMcf
Net Pay:	ft	Remaining Recoverable:		0.0 Mbbl	Remaining Recoverable:		0.0 MMcf
Reservoir Volume:	0.0 acre-ft	Oil Shrinkage: *		Fraction	Sales Gas:		0.0 MMcf
Porosity:	Fraction				Oil Saturation: *		Fraction
Water Saturation:	Fraction				Z Factor: *		Fraction
Initial Pressure:	psi				Surface Loss:		0.00 Fraction
Initial Temp:	F				H2S Content:		Fraction
					CO2 Content:		Fraction

Volumetric Remarks:

Category Remarks: No Revenue in Lease Ops.

FORECAST RATES AND TRENDS

On Production Date:	2000-04-06	GOR:	scf/bbl
Lift Type:		OGR:	bbl/MMcf
Oil Gravity:	API	Water Cut:	%
Heating Value:	Btu/scf	WGR:	bbl/MMcf

Remaining Reserves

Gas:	0.0 Mcf	Oil:	0.0 Mbbl
Number of Trends:	0		

Trends

Reserve Notes

Supporting Data Comments:

PRODUCT RESERVES & RATIOS (Sales Basis)*

	Reserve	Yield	ISC
Ethane			
Propane			
Butane			
Pentane+			
Field Condensate			
Sulphur			
* Items have details			

INTERESTS AND BURDENS

Acquisition Date:	
Disposition Date:	

Interests	Lessor	Burdens
Freehold 0.625% Manual	Freehold 20% Manual	

Participant Remarks: 3.125% of a 20% Freehold Royalty

Legend Energy Canada Ltd.
INPUT DATA SHEET
Dec 31, 2013 Constant Prices and Costs (SEC Compliant) (CAD)

Effective December 31, 2013

GENERAL

Property:	Turin-Retlaw	Operator:	CANADIAN NATURAL RESOURCES LIMITED
Location:	00/04-07-011-18W4/0	Formation	MANNVILLE LOWER
Category	NRA	Calculation Type:	
Type:	Oil	Class:	Light
Current Status:	OIL ABANDONED ZONE	Current Status Date:	2002-10-09
Alt ID:			

Entity Comments:

ZONE

Rig Release Date:	1984-04-16	Top Depth:	3,571.2 ft KB
Kelly Bushing:	2,783.5 ft SS	Total Depth:	3,658.1 ft KB
Pool Name:	CMG POOL 004 - LOWER	Midpoint Perf Depth:	3,573.8 ft KB

RESERVOIR & RESERVES SUMMARY   (* data from volumetric tab)

Reservoir Parameters *		Oil			Gas		
Formation Top:	ft	Original Volume In Place:		Mbbl	Original Volume In Place:		MMcf
Gas/Oil Contact:	ft	Recovery Factor:		Fraction	Recovery Factor:		Fraction
Water Contact:	ft	Ultimate Recoverable:		100.1 Mbbl	Ultimate Recoverable:		424.4 MMcf
Production Area:	acre	Cumulative Production:		100.1 Mbbl	Cumulative Production:		424.4 MMcf
Net Pay:	ft	Remaining Recoverable:		0.0 Mbbl	Remaining Recoverable:		0.0 MMcf
Reservoir Volume:	0.0 acre-ft	Oil Shrinkage: *		Fraction	Sales Gas:		0.0 MMcf
Porosity:	Fraction				Oil Saturation: *		Fraction
Water Saturation:	Fraction				Z Factor: *		Fraction
Initial Pressure:	psi				Surface Loss:		0.00 Fraction
Initial Temp:	F				H2S Content:		0.0000 Fraction
					CO2 Content:		0.1343 Fraction

Volumetric Remarks:

Category Remarks: Abandoned.

FORECAST RATES AND TRENDS

On Production Date:	1984-05-03	GOR:	scf/bbl
Lift Type:		OGR:	bbl/MMcf
Oil Gravity:	API	Water Cut:	%
Heating Value:	Btu/scf	WGR:	bbl/MMcf

Remaining Reserves

Gas:	0.0 Mcf	Oil:	0.0 Mbbl
Number of Trends:	0		

Trends

Reserve Notes

Supporting Data Comments:

PRODUCT RESERVES & RATIOS (Sales Basis)*

	Reserve	Yield	ISC
Ethane			
Propane			
Butane			
Pentane+			
Field Condensate			
Sulphur			
* Items have details			

INTERESTS AND BURDENS

Acquisition Date:
Disposition Date:

Interests	Lessor	Burdens
Freehold 0.625% Manual	Freehold 20% Manual	

Participant Remarks: 3.125% of a 20% Freehold Royalty

Legend Energy Canada Ltd.
PRODUCTION AND FORECAST

Effective December 31, 2013

Operator:	**CANADIAN NATURAL RESOURCES LIMITED**
Province:	**Alberta**
Field:	**TURIN**
Pool:	**CMG POOL 004 - LOWER MANNVILLE MM,SAWTOO**
Unit:	
Status:	**OIL ABANDONED ZONE**

Turin-Retlaw
00/04-07-011-18W4/0
NRA



Hours Of Production (hours)
Cumulative Oil Production (bbl)
Calendar Daily Oil Production (bbl/day)
Gas/Oil Ratio (scf/bbl)
Water/Oil Ratio (bbl/bbl)
End Of H
Time (Years)



Calendar Daily Oil Production (bbl/day)
End Of Hist
Cumulative Oil Production (bbl)

Oil Cum	(bbl)	100,101	Gas Cum	(Mcf)	424,406	Water Cum	(bbl)	137	FCond Cum	(bbl)	0
Oil Rem Rec	(bbl)	0	Gas Rem Rec	(Mcf)	0	Water Rem Rec	(bbl)	0	FCond Rem Rec	(bbl)	0
Oil Ult Rec	(bbl)	100,101	Gas Ult Rec	(Mcf)	424,406	Water Ult Rec	(bbl)	137	FCond Ult Rec	(bbl)	0

Forecast Start (T0)		Calculation Type	Undefined	Est Cum Prod (bbl)	100,101
Forecast End (Tf)		OVIP (Volumetric) (bbl)	0	Remaining Rec (bbl)	0
Initial Rate (qi) (bbl/day)		Rec Factor (Volumetric)	0.000	Gas Surface Loss	0.0
Final Rate (qf) (bbl/day)		Ult Recoverable (bbl)	100,101	Gas Total Sales (Mcf)	0

Decline Exp
Initial Decline (De)
Reserve Life Index
Reserve Half Life

Legend Energy Canada Ltd.
INPUT DATA SHEET
Dec 31, 2013 Constant Prices and Costs (SEC Compliant) (CAD)

Effective December 31, 2013

GENERAL

Property:	Turin-Retlaw	Operator:	CANADIAN NATURAL RESOURCES LIMITED
Location:	00/04-07-011-18W4/2	Formation	BOW ISLAND
Category	NRA	Calculation Type:	
Type:	Gas	Class:	Conventional
Current Status:	SUSPENDED GAS	Current Status Date:	2009-08-01
Alt ID:			

Entity Comments:

ZONE

Rig Release Date:	1984-04-16	Top Depth:	2,586.9 ft KB
Kelly Bushing:	2,783.5 ft SS	Total Depth:	3,658.1 ft KB
Pool Name:	BOW ISLAND UNDEFINED	Midpoint Perf Depth:	2,587.9 ft KB

RESERVOIR & RESERVES SUMMARY   (* data from volumetric tab)

Reservoir Parameters *		Oil			Gas		
Formation Top:	ft	Original Volume In Place:		Mbbl	Original Volume In Place:		MMcf
Gas/Oil Contact:	ft	Recovery Factor:		Fraction	Recovery Factor:		Fraction
Water Contact:	ft	Ultimate Recoverable:		0.0 Mbbl	Ultimate Recoverable:		39.5 MMcf
Production Area:	acre	Cumulative Production:		0.0 Mbbl	Cumulative Production:		39.5 MMcf
Net Pay:	ft	Remaining Recoverable:		0.0 Mbbl	Remaining Recoverable:		0.0 MMcf
Reservoir Volume:	0.0 acre-ft	Oil Shrinkage: *		Fraction	Sales Gas:		0.0 MMcf
Porosity:	Fraction				Oil Saturation: *		Fraction
Water Saturation:	Fraction				Z Factor: *		Fraction
Initial Pressure:	psi				Surface Loss:		0.00 Fraction
Initial Temp:	F				H2S Content:		0.0000 Fraction
					CO2 Content:		0.0004 Fraction

Volumetric Remarks:

Category Remarks: Suspended.

FORECAST RATES AND TRENDS

On Production Date:	2002-10-10	GOR:	scf/bbl
Lift Type:		OGR:	bbl/MMcf
Oil Gravity:	API	Water Cut:	%
Heating Value:	Btu/scf	WGR:	bbl/MMcf

Remaining Reserves

Gas:	0.0 Mcf	Oil:	0.0 Mbbl

Number of Trends: 0

Trends

Reserve Notes

Supporting Data Comments:

PRODUCT RESERVES & RATIOS (Sales Basis)*

	Reserve	Yield	ISC
Ethane			
Propane			
Butane			
Pentane+			
Field Condensate			
Sulphur			

* Items have details

INTERESTS AND BURDENS

Acquisition Date:
Disposition Date:

Interests	Lessor	Burdens
Freehold 0.625% Manual	Freehold 20% Manual	

Participant Remarks: 3.125% of a 20% Freehold Royalty

Legend Energy Canada Ltd.
PRODUCTION AND FORECAST

Effective December 31, 2013

Operator:	**CANADIAN NATURAL RESOURCES LIMITED**		**Turin-Retlaw**
Province:	**Alberta**		**00/04-07-011-18W4/2**
Field:	**TURIN**		**NRA**
Pool:	**BOW ISLAND UNDEFINED**		
Unit:			
Status:	**SUSPENDED GAS**		



Cumulative Gas Production (Mcf)
Calendar Daily Gas Production (Mcf/day)
Water/Gas Ratio (bbl/MMcf)
Hours Of Production (hours)
End Of Hist
Time (Years)



Calendar Daily Gas Production (Mcf/day)
Eff. End Of Hist
Cumulative Gas Production (Mcf)

Oil Cum	(bbl)	0	Gas Cum	(Mcf)	39,497	Water Cum	(bbl)	146,873	FCond Cum	(bbl)	0
Oil Rem Rec	(bbl)	0	Gas Rem Rec	(Mcf)	0	Water Rem Rec	(bbl)	0	FCond Rem Rec	(bbl)	0
Oil Ult Rec	(bbl)	0	Gas Ult Rec	(Mcf)	39,497	Water Ult Rec	(bbl)	146,873	FCond Ult Rec	(bbl)	0

Forecast Start (T0)		Calculation Type		Undefined	Est Cum Prod	(Mcf)	39,497	Decline Exp
Forecast End (Tf)		OVIP (Volumetric)	(Mcf)	0	Remaining Rec	(Mcf)	0	Initial Decline (De)
Initial Rate (qi)	(Mcf/day)	Rec Factor (Volumetric)		0.000	Gas Surface Loss		0.0	Reserve Life Index
Final Rate (qf)	(Mcf/day)	Ult Recoverable	(Mcf)	39,497	Gas Total Sales	(Mcf)	0	Reserve Half Life

INSITE Petroleum Consultants Ltd.

Legend Energy Canada Ltd.
INPUT DATA SHEET
Dec 31, 2013 Constant Prices and Costs (SEC Compliant) (CAD)

Effective December 31, 2013

GENERAL

Property:	Turin-Retlaw	Operator:	CANADIAN NATURAL RESOURCES LIMITED
Location:	00/11-07-011-18W4/0	Formation	MANNVILLE LOWER
Category	NRA	Calculation Type:	
Type:	Service	Class:	Undefined
Current Status:	WATER INJECTOR	Current Status Date:	2011-01-01
Alt ID:			

Entity Comments:

ZONE

Rig Release Date:	1988-11-25	Top Depth:	3,579.4 ft KB
Kelly Bushing:	2,802.5 ft SS	Total Depth:	3,710.6 ft KB
Pool Name:	CMG POOL 004 - LOWER	Midpoint Perf Depth:	3,586.0 ft KB

RESERVOIR & RESERVES SUMMARY   (* data from volumetric tab)

Reservoir Parameters *		Oil		Gas	
Formation Top:	0 ft	Original Volume In Place:	0.0 Mbbl	Original Volume In Place:	0.0 MMcf
Gas/Oil Contact:	0 ft	Recovery Factor:	Fraction	Recovery Factor:	Fraction
Water Contact:	0 ft	Ultimate Recoverable:	179.4 Mbbl	Ultimate Recoverable:	423.4 MMcf
Production Area:	0 acre	Cumulative Production:	179.4 Mbbl	Cumulative Production:	423.4 MMcf
Net Pay:	0.00 ft	Remaining Recoverable:	0.0 Mbbl	Remaining Recoverable:	0.0 MMcf
Reservoir Volume:	0.0 acre-ft	Oil Shrinkage: *	0.00 Fraction	Sales Gas:	0.0 MMcf
Porosity:	0.000 Fraction			Oil Saturation: *	0.00 Fraction
Water Saturation:	0.000 Fraction			Z Factor: *	1.0000 Fraction
Initial Pressure:	0.0 psi			Surface Loss:	0.00 Fraction
Initial Temp:	0 F			H2S Content:	0.0000 Fraction
				CO2 Content:	0.1783 Fraction

Volumetric Remarks:

Category Remarks:

FORECAST RATES AND TRENDS

On Production Date:	1988-12-09	GOR:	scf/bbl
Lift Type:		OGR:	bbl/MMcf
Oil Gravity:	0 API	Water Cut:	%
Heating Value:	Btu/scf	WGR:	bbl/MMcf

Remaining Reserves

Gas:	0.0 Mcf	Oil:	0.0 Mbbl
Number of Trends:	0		

Trends

Reserve Notes

Supporting Data Comments:

PRODUCT RESERVES & RATIOS (Sales Basis)*

	Reserve	Yield	ISC
Ethane			
Propane			
Butane			
Pentane+			
Field Condensate			
Sulphur			

* Items have details

INTERESTS AND BURDENS

Acquisition Date:
Disposition Date:

Interests	Lessor	Burdens
Freehold 0.625% Manual	Freehold 20% Manual	

Participant Remarks: 3.125% of a 20% Freehold Royalty

Legend Energy Canada Ltd.
PRODUCTION AND FORECAST

Effective December 31, 2013

Operator:	**CANADIAN NATURAL RESOURCES LIMITED**		**Turin-Retlaw**
Province:	**Alberta**		**00/11-07-011-18W4/0**
Field:	**TURIN**		**NRA**
Pool:	**CMG POOL 004 - LOWER MANNVILLE MM,SAWTOO**		
Unit:			
Status:	**WATER INJECTOR**		



Hours Of Production (hours)
Cumulative Oil Production (bbl)
Calendar Daily Oil Production (bbl/day)
Gas/Oil Ratio (scf/bbl)
Water/Oil Ratio (bbl/bbl)
1996
1998
2000
2002
2004
2006
2008
Time (Years)



Calendar Daily Oil Production (bbl/day)
Eff End Of Hist
Cumulative Oil Production (bbl)

Oil Cum	(bbl)	179,443	Gas Cum	(Mcf)	423,362	Water Cum	(bbl)	84,075	FCond Cum	(bbl)	0
Oil Rem Rec	(bbl)	0	Gas Rem Rec	(Mcf)	0	Water Rem Rec	(bbl)	0	FCond Rem Rec	(bbl)	0
Oil Ult Rec	(bbl)	179,443	Gas Ult Rec	(Mcf)	423,362	Water Ult Rec	(bbl)	84,075	FCond Ult Rec	(bbl)	0

Forecast Start (T0)		Calculation Type	Undefined	Est Cum Prod (bbl)	179,443	Decline Exp	
Forecast End (Tf)		OVIP (Volumetric) (bbl)	0	Remaining Rec (bbl)	0	Initial Decline (De)	
Initial Rate (qi) (bbl/day)		Rec Factor (Volumetric)	0.000	Gas Surface Loss	0.0	Reserve Life Index	
Final Rate (qf) (bbl/day)		Ult Recoverable (bbl)	179,443	Gas Total Sales (Mcf)	0	Reserve Half Life	

INSITE Petroleum Consultants Ltd.

Effective December 31, 2013

GENERAL

Property:	Turin-Retlaw	Operator:	CANADIAN NATURAL RESOURCES LIMITED
Location:	00/12-07-011-18W4/0	Formation:	SUNBURST SS
Category	PDP	Calculation Type:	Decline
Type:	Oil	Class:	Light
Current Status:	PUMPING OIL	Current Status Date:	1995-03-18
Alt ID:			

Entity Comments:

ZONE

Rig Release Date:	1995-03-12	Top Depth:	3,582.0 ft KB
Kelly Bushing:	2,790.4 ft SS	Total Depth:	3,677.8 ft KB
Pool Name:	CMG POOL 004 - LOWER	Midpoint Perf Depth:	3,597.1 ft KB

RESERVOIR & RESERVES SUMMARY   (* data from volumetric tab)

Reservoir Parameters *		Oil		Gas	
Formation Top:	ft	Original Volume In Place:	Mbbl	Original Volume In Place:	MMcf
Gas/Oil Contact:	ft	Recovery Factor:	Fraction	Recovery Factor:	Fraction
Water Contact:	ft	Ultimate Recoverable:	90.0 Mbbl	Ultimate Recoverable:	99.2 MMcf
Production Area:	acre	Cumulative Production:	74.6 Mbbl	Cumulative Production:	86.1 MMcf
Net Pay:	ft	Remaining Recoverable:	15.4 Mbbl	Remaining Recoverable:	13.1 MMcf
Reservoir Volume:	0.0 acre-ft	Oil Shrinkage: *	Fraction	Sales Gas:	0.3 MMcf
Porosity:	Fraction			Oil Saturation: *	Fraction
Water Saturation:	Fraction			Z Factor: *	Fraction
Initial Pressure:	psi			Surface Loss:	0.98 Fraction
Initial Temp:	F			H2S Content:	0.0000 Fraction
				CO2 Content:	0.1401 Fraction

Volumetric Remarks:

Category Remarks:

FORECAST RATES AND TRENDS

On Production Date:	1995-03-18	GOR:	850.0 scf/bbl
Lift Type:		OGR:	bbl/MMcf
Oil Gravity:	API	Water Cut:	%
Heating Value:	1,034 Btu/scf	WGR:	bbl/MMcf

Remaining Reserves

Gas:	13,095.3 Mcf	Oil:	15.4 Mbbl

Number of Trends:	1

Trends	1
Product:	Oil
Start Date:	2014-01-01
End Date:	2025-08-28
Initial Rate:	6 bbl/day
Rate at Effective Date:	6 bbl/day
Final Rate:	2 bbl/day
Decline Exponent:	0.060
Min Effective Decline:	
Final Cum:	90.0 Mbbl

Reserve Notes

Supporting Data Comments: Product ratios reflect sales ratios. Revenue statements reflect minimal gas revenue.

PRODUCT RESERVES & RATIOS (Sales Basis)*

	Reserve	Yield	ISC
Ethane			0.0638 Molar Fraction
Propane	120 bbl	458.00 bbl/MMcf	0.0082 Molar Fraction
Butane	57 bbl	219.50 bbl/MMcf	0.0017 Molar Fraction
Pentane+	30 bbl	114.00 bbl/MMcf	0.0004 Molar Fraction
Field Condensate			
Sulphur			

* Items have details

INTERESTS AND BURDENS

Acquisition Date:	
Disposition Date:	

Interests	Lessor	Burdens
Freehold 0.625% Manual	Freehold 20% Manual	

Participant Remarks: 3.125% of a 20% Freehold Royalty

Legend Energy Canada Ltd.
PRODUCTION AND FORECAST

Effective December 31, 2013

Operator:	CANADIAN NATURAL RESOURCES LIMITED
Province:	Alberta
Field:	TURIN
Pool:	CMG POOL 004 - LOWER MANNVILLE MM,SAWTOO
Unit:	
Status:	PUMPING OIL

Turin-Retlaw
00/12-07-011-18W4/0
PDP





Oil Cum	(bbl)	74,594	Gas Cum	(Mcf)	86,129	Water Cum	(bbl)	154,622	FCond Cum	(bbl)	0
Oil Rem Rec	(bbl)	15,406	Gas Rem Rec	(Mcf)	13,095	Water Rem Rec	(bbl)	246,499	FCond Rem Rec	(bbl)	0
Oil Ult Rec	(bbl)	90,000	Gas Ult Rec	(Mcf)	99,224	Water Ult Rec	(bbl)	401,121	FCond Ult Rec	(bbl)	0

Forecast Start (T0)	01/01/2014	Calculation Type		Decline	Est Cum Prod	(bbl)	74,594	Decline Exp	0.060
Forecast End (Tf)	08/27/2025	OVIP (Volumetric)	(bbl)	0	Remaining Rec	(bbl)	15,406	Initial Decline (De)	09.3
Initial Rate (qi) (bbl/day)	6.0	Rec Factor (Volumetric)		0.000	Gas Surface Loss		0.98	Reserve Life Index	7.38
Final Rate (qf) (bbl/day)	2.0	Ult Recoverable	(bbl)	90,000	Gas Total Sales	(Mcf)	262	Reserve Half Life	4.31

Legend Energy Canada Ltd.
CASH FLOW
Dec 31, 2013 Constant Prices and Costs (SEC Compliant) (CAD)

Location : Turin-Retlaw, Alberta
Entity : 00/12-07-011-18W4/0
Formation : SUNBURST SS
Effective December 31, 2013

Interests: Freehold 0.625% Manual

Lease Burden:

Lessor: Freehold 20% Manual

Total Proved Developed Producing Reserves

OIL, GAS & SULPHUR SUMMARY

		COMPANY OIL						COMPANY SALES GAS							SULPHUR		TOTAL	
	Wells	Pool Rates bbl/d	Pool Volumes bbl	WI Volume bbl	RI Volume bbl	Price $/bbl	Revenue $	Wells	Pool Rates Mcf/d	Pool Volumes Mcf	WI Volume Mcf	RI Volume Mcf	Price $/Mcf	Revenue $	Co. Share Volume lt	Price $/lt	WI Rates boe/d	Co. Share Rates boe/d
2014	1.0	6	2,086.9	0.0	13.0	74.18	968	0.0	0	35.5	0.0	0.2	3.27	1	0.0	0.00	0	0
2015	1.0	5	1,894.4	0.0	11.8	74.18	878	0.0	0	32.2	0.0	0.2	3.27	1	0.0	0.00	0	0
2016	1.0	5	1,725.0	0.0	10.8	74.18	800	0.0	0	29.3	0.0	0.2	3.27	1	0.0	0.00	0	0
2017	1.0	4	1,563.1	0.0	9.8	74.18	725	0.0	0	26.6	0.0	0.2	3.27	1	0.0	0.00	0	0
2018	1.0	4	1,421.2	0.0	8.9	74.18	659	0.0	0	24.2	0.0	0.2	3.27	0	0.0	0.00	0	0
2019	1.0	4	1,292.9	0.0	8.1	74.18	599	0.0	0	22.0	0.0	0.1	3.27	0	0.0	0.00	0	0
2020	1.0	3	1,179.9	0.0	7.4	74.18	547	0.0	0	20.1	0.0	0.1	3.27	0	0.0	0.00	0	0
2021	1.0	3	1,071.4	0.0	6.7	74.18	497	0.0	0	18.2	0.0	0.1	3.27	0	0.0	0.00	0	0
2022	1.0	3	976.2	0.0	6.1	74.18	453	0.0	0	16.6	0.0	0.1	3.27	0	0.0	0.00	0	0
2023	1.0	2	890.0	0.0	5.6	74.18	413	0.0	0	15.1	0.0	0.1	3.27	0	0.0	0.00	0	0
Sub			14,100.8	0.0	88.1	74.18	6,538			239.7	0.0	1.5	3.27	5	0.0	0.00		
Rem			1,305.4	0.0	8.2	74.18	605			22.2	0.0	0.1	3.27	0	0.0	0.00		
Total			15,406.2	0.0	96.3	74.18	7,143			261.9	0.0	1.6	3.27	5	0.0	0.00		

NGL SUMMARY

	CONDENSATE				ETHANE				PROPANE				BUTANE				TOTAL NGL		
	WI Volume bbl	RI Volume bbl	Price $/bbl	Co. Share Revenue $	WI Volume bbl	RI Volume bbl	Price $/bbl	Co. Share Revenue $	WI Volume bbl	RI Volume bbl	Price $/bbl	Co. Share Revenue $	WI Volume bbl	RI Volume bbl	Price $/bbl	Co. Share Revenue $	WI Volume bbl	RI Volumes bbl	CS Net Volumes bbl
2014	0.0	0.0	105.65	2.7	0.0	0.0	0.00	0.0	0.0	0.1	37.66	3.8	0.0	0.0	69.23	3.4	0.0	0.2	0.2
2015	0.0	0.0	105.65	2.4	0.0	0.0	0.00	0.0	0.0	0.1	37.66	3.5	0.0	0.0	69.23	3.1	0.0	0.2	0.2
2016	0.0	0.0	105.65	2.2	0.0	0.0	0.00	0.0	0.0	0.1	37.66	3.2	0.0	0.0	69.23	2.8	0.0	0.1	0.1
2017	0.0	0.0	105.65	2.0	0.0	0.0	0.00	0.0	0.0	0.1	37.66	2.9	0.0	0.0	69.23	2.5	0.0	0.1	0.1
2018	0.0	0.0	105.65	1.8	0.0	0.0	0.00	0.0	0.0	0.1	37.66	2.6	0.0	0.0	69.23	2.3	0.0	0.1	0.1
2019	0.0	0.0	105.65	1.7	0.0	0.0	0.00	0.0	0.0	0.1	37.66	2.4	0.0	0.0	69.23	2.1	0.0	0.1	0.1
2020	0.0	0.0	105.65	1.5	0.0	0.0	0.00	0.0	0.0	0.1	37.66	2.2	0.0	0.0	69.23	1.9	0.0	0.1	0.1
2021	0.0	0.0	105.65	1.4	0.0	0.0	0.00	0.0	0.0	0.1	37.66	2.0	0.0	0.0	69.23	1.7	0.0	0.1	0.1
2022	0.0	0.0	105.65	1.2	0.0	0.0	0.00	0.0	0.0	0.0	37.66	1.8	0.0	0.0	69.23	1.6	0.0	0.1	0.1
2023	0.0	0.0	105.65	1.1	0.0	0.0	0.00	0.0	0.0	0.0	37.66	1.6	0.0	0.0	69.23	1.4	0.0	0.1	0.1
Sub	0.0	0.2	105.65	18.0	0.0	0.0	0.00	0.0	0.0	0.7	37.66	25.8	0.0	0.3	69.23	22.8	0.0	1.2	1.2
Rem	0.0	0.0	105.65	1.7	0.0	0.0	0.00	0.0	0.0	0.1	37.66	2.4	0.0	0.0	69.23	2.1	0.0	0.1	0.1
Total	0.0	0.2	105.65	19.7	0.0	0.0	0.00	0.0	0.0	0.7	37.66	28.2	0.0	0.4	69.23	24.9	0.0	1.3	1.3

CASH FLOW BTAX

	Company Revenue $	Crown Royalty $	Freehold Royalty $	ORR Royalty $	Mineral Tax $	Total Royalty Burden %	Net Rev After Royalties $	Other Income $	Sask Corp Cap Tax $	Fixed Oper Expense $	Variable Operating Expense $	Other Expenses $	Total Operating Costs $	Abandon Cost & Salvage $	Net Operating Income $	Total Investment $	NET Cash Flow $	CUM Cash Flow $	Disc Cash Flow (10%) $
2014	978	0.0	0.0	0.0	0.0	0	978	0.0	0.0	0.0	0.0	0.1	0.1	0.0	978	0.0	978	978	934
2015	888	0.0	0.0	0.0	0.0	0	888	0.0	0.0	0.0	0.0	0.1	0.1	0.0	888	0.0	888	1,866	771
2016	809	0.0	0.0	0.0	0.0	0	809	0.0	0.0	0.0	0.0	0.1	0.1	0.0	808	0.0	808	2,674	638
2017	733	0.0	0.0	0.0	0.0	0	733	0.0	0.0	0.0	0.0	0.1	0.1	0.0	733	0.0	733	3,407	525
2018	666	0.0	0.0	0.0	0.0	0	666	0.0	0.0	0.0	0.0	0.1	0.1	0.0	666	0.0	666	4,073	434
2019	606	0.0	0.0	0.0	0.0	0	606	0.0	0.0	0.0	0.0	0.1	0.1	0.0	606	0.0	606	4,679	359
2020	553	0.0	0.0	0.0	0.0	0	553	0.0	0.0	0.0	0.0	0.1	0.1	0.0	553	0.0	553	5,232	298
2021	502	0.0	0.0	0.0	0.0	0	502	0.0	0.0	0.0	0.0	0.1	0.1	0.0	502	0.0	502	5,734	246
2022	458	0.0	0.0	0.0	0.0	0	458	0.0	0.0	0.0	0.0	0.1	0.1	0.0	458	0.0	458	6,192	204
2023	417	0.0	0.0	0.0	0.0	0	417	0.0	0.0	0.0	0.0	0.0	0.0	0.0	417	0.0	417	6,609	169
Sub	6,609	0.0	0.0	0.0	0.0	0	6,609	0.0	0.0	0.0	0.0	0.7	0.7	0.0	6,609	0.0	6,609	6,609	4,575
Rem	612	0.0	0.0	0.0	0.0	0	612	0.0	0.0	0.0	0.0	0.1	0.1	0.0	612	0.0	612	7,220	217
Total	7,221	0.0	0.0	0.0	0.0	0	7,221	0.0	0.0	0.0	0.0	0.8	0.8	0.0	7,220	0.0	7,220	7,220	4,792

CO. SHARE RESERVES LIFE (years)

Reserves Half Life	4.3
RLI (Principal Product)	7.38
Reserves Life	12.00
RLI (BOE)	7.4

TOTAL RESERVES - SALES

	GROSS	WI	CO SH	NET
Oil (bbl)	15,406	0	96	96
Gas (Mcf)	262	0	2	2
Gas (bbl)	44	0	0	0
*NGL (bbl)	177	0	1	1
Cond (bbl)	30	0	0	0
Total (bbl)	15,657	0	98	98

*This NGL Value includes only Ethane, Propane and Butane. Condensate and Field Condensate are included in the Condensate line.

NET PRESENT VALUES BEFORE TAX

Discount Rate %	Op Income $	Investment $	Cash Flow $	NPV/BOE $/BOE
0	7,220	0.0	7,220	73.79
5	5,788	0.0	5,788	59.15
8	5,150	0.0	5,150	52.63
10	4,792	0.0	4,792	48.97
15	4,075	0.0	4,075	41.65
20	3,543	0.0	3,543	36.20

CAPITAL (undisc)

		Unrisked	Risked
Cost Of Prod.	$/BOEPD	0.00	0.00
Cost Of Reserves	$/BOE	0.00	0.00
Prob Of Success	%	100.00	100.00
Chance Of	%	100.00	100.00

ECONOMIC INDICATORS

		BTAX			
		Unrisked		Risked	
Discount Rate	(%)		10.0		10.0
Payout	(Yrs)		0.00		0.00
Discounted Payout	(Yrs)		0.00		0.00
DCF Rate of Return	(%)	>	200.0	>	200.0
NPV/Undisc Invest			0.0		0.0
NPV/Disc Invest			0.0		0.0
Undisc NPV/Undisc Invest			0.0		0.0
NPV/DIS Cap Exposure			0.0		0.0
NPV/BOEPD	(M$/boepd)		132.1		132.1

FIRST 12 MONTHS AVG. PERFORMANCE (undisc)

		WI		Co. Share	
		Unrisked	Risked	Unrisked	Risked
Prod (3 Mo Ave)	(BOEPD)	0.00	0.00	0.04	0.04
Prod (12 Mo Ave)	(BOEPD)	0.00	0.00	0.04	0.04
Price	($/BOE)	0.00	0.00	73.79	73.79
Royalties	($/BOE)	0.00	0.00	0.00	0.00
Operating Costs	($/BOE)	0.00	0.00	0.01	0.01
NetBack	($/BOE)	0.00	0.00	73.79	73.79
Recycle Ratio	(ratio)	0.00	0.00	0.00	0.00

Legend Energy Canada Ltd.
INPUT DATA SHEET
Dec 31, 2013 Constant Prices and Costs (SEC Compliant) (CAD)

Effective December 31, 2013

GENERAL

Property:	Turin-Retlaw	Operator:	CANADIAN NATURAL RESOURCES LIMITED
Location:	00/12-07-011-18W4/0	Formation:	SUNBURST SS
Category	P+P	Calculation Type:	Decline
Type:	Oil	Class:	Light
Current Status:	PUMPING OIL	Current Status Date:	1995-03-18
Alt ID:			

Entity Comments:

ZONE

Rig Release Date:	1995-03-12	Top Depth:	3,582.0 ft KB
Kelly Bushing:	2,790.4 ft SS	Total Depth:	3,677.8 ft KB
Pool Name:	CMG POOL 004 - LOWER	Midpoint Perf Depth:	3,597.1 ft KB

RESERVOIR & RESERVES SUMMARY **(* data from volumetric tab)**

Reservoir Parameters *		Oil		Gas	
Formation Top:	ft	Original Volume In Place:	Mbbl	Original Volume In Place:	MMcf
Gas/Oil Contact:	ft	Recovery Factor:	Fraction	Recovery Factor:	Fraction
Water Contact:	ft	Ultimate Recoverable:	95.0 Mbbl	Ultimate Recoverable:	103.5 MMcf
Production Area:	acre	Cumulative Production:	74.6 Mbbl	Cumulative Production:	86.1 MMcf
Net Pay:	ft	Remaining Recoverable:	20.4 Mbbl	Remaining Recoverable:	17.3 MMcf
Reservoir Volume:	0.0 acre-ft	Oil Shrinkage: *	Fraction	Sales Gas:	0.3 MMcf
Porosity:	Fraction			Oil Saturation: *	Fraction
Water Saturation:	Fraction			Z Factor: *	Fraction
Initial Pressure:	psi			Surface Loss:	0.98 Fraction
Initial Temp:	F			H2S Content:	0.0000 Fraction
				CO2 Content:	0.1401 Fraction

Volumetric Remarks:

Category Remarks:

FORECAST RATES AND TRENDS

On Production Date:	1995-03-18	GOR:	850.0 scf/bbl
Lift Type:		OGR:	bbl/MMcf
Oil Gravity:	API	Water Cut:	%
Heating Value:	1,034 Btu/scf	WGR:	bbl/MMcf

Remaining Reserves

Gas:	17,345.3 Mcf	Oil:	20.4 Mbbl

Number of Trends: 1

Trends	1
Product:	Oil
Start Date:	2014-01-01
End Date:	2029-06-09
Initial Rate:	6 bbl/day
Rate at Effective Date:	6 bbl/day
Final Rate:	2 bbl/day
Decline Exponent:	0.060
Min Effective Decline:	
Final Cum:	95.0 Mbbl

Reserve Notes

Supporting Data Comments: Product ratios reflect sales ratios. Revenue statements reflect minimal gas revenue.

PRODUCT RESERVES & RATIOS (Sales Basis)*

	Reserve	Yield	ISC
Ethane			0.0638 Molar Fraction
Propane	159 bbl	458.00 bbl/MMcf	0.0082 Molar Fraction
Butane	76 bbl	219.50 bbl/MMcf	0.0017 Molar Fraction
Pentane+	40 bbl	114.00 bbl/MMcf	0.0004 Molar Fraction
Field Condensate			
Sulphur			

* Items have details

INTERESTS AND BURDENS

Acquisition Date:
Disposition Date:

Interests	Lessor	Burdens
Freehold 0.625% Manual	Freehold 20% Manual	

Participant Remarks: 3.125% of a 20% Freehold Royalty

INSITE Petroleum Consultants Ltd.

Legend Energy Canada Ltd.
PRODUCTION AND FORECAST

Effective December 31, 2013

Operator: CANADIAN NATURAL RESOURCES LIMITED
Province: Alberta
Field: TURIN
Pool: CMG POOL 004 - LOWER MANNVILLE MM,SAWTOO
Unit:
Status: PUMPING OIL

Turin-Retlaw
00/12-07-011-18W4/0
P+P



Hours Of Production (hours)
Cumulative Oil Production (bbl)
Calendar Daily Oil Production (bbl/day)
Gas/Oil Ratio (scf/bbl)
Water/Oil Ratio (bbl/bbl)
Oil Qf
Eff End Of Hist
2008
2009
2010
2011
2012
2013
2014
2015
2016
Time (Years)



Calendar Daily Oil Production (bbl/day)
Oil Qf
Eff End Of Hist
Cumulative Oil Production (bbl)

Oil Cum	(bbl)	74,594	Gas Cum	(Mcf)	86,129	Water Cum	(bbl)	154,622	FCond Cum	(bbl)	0
Oil Rem Rec	(bbl)	20,406	Gas Rem Rec	(Mcf)	17,345	Water Rem Rec	(bbl)	326,499	FCond Rem Rec	(bbl)	0
Oil Ult Rec	(bbl)	95,000	Gas Ult Rec	(Mcf)	103,474	Water Ult Rec	(bbl)	481,121	FCond Ult Rec	(bbl)	0

Forecast Start (T0)	01/01/2014	Calculation Type	Decline	Est Cum Prod (bbl)	74,594	Decline Exp	0.060
Forecast End (Tf)	06/08/2029	OVIP (Volumetric) (bbl)	0	Remaining Rec (bbl)	20,406	Initial Decline (De)	07.1
Initial Rate (qi) (bbl/day)	6.0	Rec Factor (Volumetric)	0.000	Gas Surface Loss	0.98	Reserve Life Index	9.66
Final Rate (qf) (bbl/day)	2.0	Ult Recoverable (bbl)	95,000	Gas Total Sales (Mcf)	347	Reserve Half Life	5.70

INSITE Petroleum Consultants Ltd.

Legend Energy Canada Ltd.
CASH FLOW
Dec 31, 2013 Constant Prices and Costs (SEC Compliant) (CAD)

Location : Turin-Retlaw, Alberta
Entity : 00/12-07-011-18W4/0
Formation : SUNBURST SS
Effective December 31, 2013

Interests: Freehold 0.625% Manual

Total Proved Plus Probable Reserves

Lease Burden:

Lessor: Freehold 20% Manual

OIL, GAS & SULPHUR SUMMARY

	COMPANY OIL							COMPANY SALES GAS							SULPHUR		TOTAL	
	Wells	Pool Rates bbl/d	Pool Volumes bbl	WI Volume bbl	RI Volume bbl	Price $/bbl	Revenue $	Wells	Pool Rates Mcf/d	Pool Volumes Mcf	WI Volume Mcf	RI Volume Mcf	Price $/Mcf	Revenue $	Co. Share Volume lt	Price $/lt	WI Rates boe/d	Co. Share Rates boe/d
2014	1.0	6	2,111.5	0.0	13.2	74.18	979	0.0	0	35.9	0.0	0.2	3.27	1	0.0	0.00	0	0
2015	1.0	5	1,962.5	0.0	12.3	74.18	910	0.0	0	33.4	0.0	0.2	3.27	1	0.0	0.00	0	0
2016	1.0	5	1,829.4	0.0	11.4	74.18	848	0.0	0	31.1	0.0	0.2	3.27	1	0.0	0.00	0	0
2017	1.0	5	1,696.5	0.0	10.6	74.18	787	0.0	0	28.8	0.0	0.2	3.27	1	0.0	0.00	0	0
2018	1.0	4	1,578.3	0.0	9.9	74.18	732	0.0	0	26.8	0.0	0.2	3.27	1	0.0	0.00	0	0
2019	1.0	4	1,468.7	0.0	9.2	74.18	681	0.0	0	25.0	0.0	0.2	3.27	1	0.0	0.00	0	0
2020	1.0	4	1,370.8	0.0	8.6	74.18	636	0.0	0	23.3	0.0	0.1	3.27	0	0.0	0.00	0	0
2021	1.0	3	1,272.8	0.0	8.0	74.18	590	0.0	0	21.6	0.0	0.1	3.27	0	0.0	0.00	0	0
2022	1.0	3	1,185.6	0.0	7.4	74.18	550	0.0	0	20.2	0.0	0.1	3.27	0	0.0	0.00	0	0
2023	1.0	3	1,104.6	0.0	6.9	74.18	512	0.0	0	18.8	0.0	0.1	3.27	0	0.0	0.00	0	0
Sub			15,580.9	0.0	97.4	74.18	7,224			264.9	0.0	1.7	3.27	5	0.0	0.00		
Rem			4,825.4	0.0	30.2	74.18	2,237			82.0	0.0	0.5	3.27	2	0.0	0.00		
Total			20,406.2	0.0	127.5	74.18	9,461			346.9	0.0	2.2	3.27	7	0.0	0.00		

NGL SUMMARY

	CONDENSATE				ETHANE				PROPANE				BUTANE				TOTAL NGL		
	WI Volume bbl	RI Volume bbl	Price $/bbl	Co. Share Revenue $	WI Volume bbl	RI Volume bbl	Price $/bbl	Co. Share Revenue $	WI Volume bbl	RI Volume bbl	Price $/bbl	Co. Share Revenue $	WI Volume bbl	RI Volume bbl	Price $/bbl	Co. Share Revenue $	WI Volume bbl	RI Volumes bbl	CS Net Volumes bbl
2014	0.0	0.0	105.65	2.7	0.0	0.0	0.00	0.0	0.0	0.1	37.66	3.9	0.0	0.0	69.23	3.4	0.0	0.2	0.2
2015	0.0	0.0	105.65	2.5	0.0	0.0	0.00	0.0	0.0	0.1	37.66	3.6	0.0	0.0	69.23	3.2	0.0	0.2	0.2
2016	0.0	0.0	105.65	2.3	0.0	0.0	0.00	0.0	0.0	0.1	37.66	3.4	0.0	0.0	69.23	3.0	0.0	0.2	0.2
2017	0.0	0.0	105.65	2.2	0.0	0.0	0.00	0.0	0.0	0.1	37.66	3.1	0.0	0.0	69.23	2.7	0.0	0.1	0.1
2018	0.0	0.0	105.65	2.0	0.0	0.0	0.00	0.0	0.0	0.1	37.66	2.9	0.0	0.0	69.23	2.5	0.0	0.1	0.1
2019	0.0	0.0	105.65	1.9	0.0	0.0	0.00	0.0	0.0	0.1	37.66	2.7	0.0	0.0	69.23	2.4	0.0	0.1	0.1
2020	0.0	0.0	105.65	1.8	0.0	0.0	0.00	0.0	0.0	0.1	37.66	2.5	0.0	0.0	69.23	2.2	0.0	0.1	0.1
2021	0.0	0.0	105.65	1.6	0.0	0.0	0.00	0.0	0.0	0.1	37.66	2.3	0.0	0.0	69.23	2.1	0.0	0.1	0.1
2022	0.0	0.0	105.65	1.5	0.0	0.0	0.00	0.0	0.0	0.1	37.66	2.2	0.0	0.0	69.23	1.9	0.0	0.1	0.1
2023	0.0	0.0	105.65	1.4	0.0	0.0	0.00	0.0	0.0	0.1	37.66	2.0	0.0	0.0	69.23	1.8	0.0	0.1	0.1
Sub	0.0	0.2	105.65	19.9	0.0	0.0	0.00	0.0	0.0	0.8	37.66	28.6	0.0	0.4	69.23	25.2	0.0	1.3	1.3
Rem	0.0	0.1	105.65	6.2	0.0	0.0	0.00	0.0	0.0	0.2	37.66	8.8	0.0	0.1	69.23	7.8	0.0	0.4	0.4
Total	0.0	0.2	105.65	26.1	0.0	0.0	0.00	0.0	0.0	1.0	37.66	37.4	0.0	0.5	69.23	32.9	0.0	1.7	1.7

CASH FLOW BTAX

	Company Revenue $	Crown Royalty $	Freehold Royalty $	ORR Royalty $	Mineral Tax $	Total Royalty Burden %	Net Rev After Royalties $	Other Income $	Sask Corp Cap Tax $	Fixed Oper Expense $	Variable Operating Expense $	Other Expenses $	Total Operating Costs $	Abandon Cost & Salvage $	Net Operating Income $	Total Investment $	NET Cash Flow $	CUM Cash Flow $	Disc Cash Flow (10%) $
2014	990	0.0	0.0	0.0	0.0	0	990	0.0	0.0	0.0	0.0	0.1	0.1	0.0	990	0.0	990	990	945
2015	920	0.0	0.0	0.0	0.0	0	920	0.0	0.0	0.0	0.0	0.1	0.1	0.0	920	0.0	920	1,909	798
2016	857	0.0	0.0	0.0	0.0	0	857	0.0	0.0	0.0	0.0	0.1	0.1	0.0	857	0.0	857	2,767	676
2017	795	0.0	0.0	0.0	0.0	0	795	0.0	0.0	0.0	0.0	0.1	0.1	0.0	795	0.0	795	3,562	570
2018	740	0.0	0.0	0.0	0.0	0	740	0.0	0.0	0.0	0.0	0.1	0.1	0.0	740	0.0	740	4,302	482
2019	688	0.0	0.0	0.0	0.0	0	688	0.0	0.0	0.0	0.0	0.1	0.1	0.0	688	0.0	688	4,990	408
2020	643	0.0	0.0	0.0	0.0	0	643	0.0	0.0	0.0	0.0	0.1	0.1	0.0	642	0.0	642	5,632	346
2021	597	0.0	0.0	0.0	0.0	0	597	0.0	0.0	0.0	0.0	0.1	0.1	0.0	597	0.0	597	6,229	292
2022	556	0.0	0.0	0.0	0.0	0	556	0.0	0.0	0.0	0.0	0.1	0.1	0.0	556	0.0	556	6,785	247
2023	518	0.0	0.0	0.0	0.0	0	518	0.0	0.0	0.0	0.0	0.1	0.1	0.0	518	0.0	518	7,302	209
Sub	7,303	0.0	0.0	0.0	0.0	0	7,303	0.0	0.0	0.0	0.0	0.8	0.8	0.0	7,302	0.0	7,302	7,302	4,972
Rem	2,262	0.0	0.0	0.0	0.0	0	2,262	0.0	0.0	0.0	0.0	0.3	0.3	0.0	2,262	0.0	2,262	9,564	690
Total	9,565	0.0	0.0	0.0	0.0	0	9,565	0.0	0.0	0.0	0.0	1.1	1.1	0.0	9,564	0.0	9,564	9,564	5,663

CO. SHARE RESERVES LIFE (years)

Reserves Half Life	5.7
RLI (Principal Product)	9.66
Reserves Life	16.00
RLI (BOE)	9.7

TOTAL RESERVES - SALES

	GROSS	WI	CO SH	NET
Oil (bbl)	20,406	0	128	128
Gas (Mcf)	347	0	2	2
Gas (bbl)	58	0	0	0
*NGL (bbl)	235	0	1	1
Cond (bbl)	40	0	0	0
Total (bbl)	20,739	0	130	130

*This NGL Value includes only Ethane, Propane and Butane. Condensate and Field Condensate are included in the Condensate line.

NET PRESENT VALUES BEFORE TAX

Discount Rate %	Op Income $	Investment $	Cash Flow $	NPV/BOE $/BOE
0	9,564	0.0	9,564	73.79
5	7,174	0.0	7,174	55.35
8	6,191	0.0	6,191	47.77
10	5,663	0.0	5,663	43.69
15	4,653	0.0	4,653	35.90
20	3,947	0.0	3,947	30.45

CAPITAL (undisc)

		Unrisked	Risked
Cost Of Prod.	$/BOEPD	0.00	0.00
Cost Of Reserves	$/BOE	0.00	0.00
Prob Of Success	%	100.00	100.00
Chance Of	%	100.00	100.00

ECONOMIC INDICATORS

		BTAX			
			Unrisked		Risked
Discount Rate	(%)		10.0		10.0
Payout	(Yrs)		0.00		0.00
Discounted Payout	(Yrs)		0.00		0.00
DCF Rate of Return	(%)	>	200.0	>	200.0
NPV/Undisc Invest			0.0		0.0
NPV/Disc Invest			0.0		0.0
Undisc NPV/Undisc Invest			0.0		0.0
NPV/DIS Cap Exposure			0.0		0.0
NPV/BOEPD	(M$/boepd)		154.2		154.2

FIRST 12 MONTHS AVG. PERFORMANCE (undisc)

		WI		Co. Share	
		Unrisked	Risked	Unrisked	Risked
Prod (3 Mo Ave)	(BOEPD)	0.00	0.00	0.04	0.04
Prod (12 Mo Ave)	(BOEPD)	0.00	0.00	0.04	0.04
Price	($/BOE)	0.00	0.00	73.79	73.79
Royalties	($/BOE)	0.00	0.00	0.00	0.00
Operating Costs	($/BOE)	0.00	0.00	0.01	0.01
NetBack	($/BOE)	0.00	0.00	73.79	73.79
Recycle Ratio	(ratio)	0.00	0.00	0.00	0.00

INSITE Petroleum Consultants Ltd.

Effective December 31, 2013

GENERAL

Property:	Turin-Retlaw	Operator:	CANADIAN NATURAL RESOURCES LIMITED
Location:	00/13-07-011-18W4/0	Formation:	SAWTOOTH
Category	PDP	Calculation Type:	Performance
Type:	Oil	Class:	Light
Current Status:	PUMPING OIL	Current Status Date:	1995-06-04
Alt ID:			

Entity Comments:

ZONE

Rig Release Date:	1995-05-30	Top Depth:	3,612.9 ft KB
Kelly Bushing:	2,791.7 ft SS	Total Depth:	3,687.7 ft KB
Pool Name:	CMG POOL 004 - LOWER	Midpoint Perf Depth:	3,616.5 ft KB

RESERVOIR & RESERVES SUMMARY   (* data from volumetric tab)

Reservoir Parameters *		Oil		Gas	
Formation Top:	ft	Original Volume In Place:	Mbbl	Original Volume In Place:	MMcf
Gas/Oil Contact:	ft	Recovery Factor:	Fraction	Recovery Factor:	Fraction
Water Contact:	ft	Ultimate Recoverable:	26.0 Mbbl	Ultimate Recoverable:	37.4 MMcf
Production Area:	acre	Cumulative Production:	23.5 Mbbl	Cumulative Production:	32.0 MMcf
Net Pay:	ft	Remaining Recoverable:	2.5 Mbbl	Remaining Recoverable:	5.5 MMcf
Reservoir Volume:	0.0 acre-ft	Oil Shrinkage: *	Fraction	Sales Gas:	0.1 MMcf
Porosity:	Fraction			Oil Saturation: *	Fraction
Water Saturation:	Fraction			Z Factor: *	Fraction
Initial Pressure:	psi			Surface Loss:	0.98 Fraction
Initial Temp:	F			H2S Content:	0.0000 Fraction
				CO2 Content:	0.1401 Fraction

Volumetric Remarks:

Category Remarks:

FORECAST RATES AND TRENDS

On Production Date:	1995-06-04	GOR:	2,200.0 scf/bbl
Lift Type:		OGR:	bbl/MMcf
Oil Gravity:	API	Water Cut:	%
Heating Value:	1,034 Btu/scf	WGR:	bbl/MMcf

Remaining Reserves

Gas:	5,461.0 Mcf	Oil:	2.5 Mbbl

Number of Trends: 1

Trends 1

Product:	Oil
Start Date:	2014-01-01
End Date:	2017-08-19
Initial Rate:	2 bbl/day
Rate at Effective Date:	2 bbl/day
Final Rate:	2 bbl/day
Decline Exponent:	0.000
Min Effective Decline:	
Final Cum:	26.0 Mbbl

Reserve Notes

Supporting Data Comments: Product ratios reflect sales ratios. Revenue statements reflect minimal gas revenue.

PRODUCT RESERVES & RATIOS (Sales Basis)*

	Reserve	Yield	ISC
Ethane			0.0638 Molar Fraction
Propane	50 bbl	458.00 bbl/MMcf	0.0082 Molar Fraction
Butane	24 bbl	219.50 bbl/MMcf	0.0017 Molar Fraction
Pentane+	12 bbl	114.00 bbl/MMcf	0.0004 Molar Fraction
Field Condensate			
Sulphur			

* Items have details

INTERESTS AND BURDENS

Acquisition Date:
Disposition Date:

Interests	Lessor	Burdens
Freehold 0.625% Manual	Freehold 20% Manual	

Participant Remarks: 3.125% of a 20% Freehold Royalty

Legend Energy Canada Ltd.
PRODUCTION AND FORECAST

Effective December 31, 2013

Operator:	**CANADIAN NATURAL RESOURCES LIMITED**	**Turin-Retlaw**
Province:	**Alberta**	**00/13-07-011-18W4/0**
Field:	**TURIN**	**PDP**
Pool:	**CMG POOL 004 - LOWER MANNVILLE MM,SAWTOO**	
Unit:		
Status:	**PUMPING OIL**	


Hours Of Production (hours)
Cumulative Oil Production (bbl)
Calendar Daily Oil Production (bbl/day)
Gas/Oil Ratio (scf/bbl)
Water/Oil Ratio (bbl/bbl)
Oil Qf
Eff. End Of Hist
2007 2008 2009 2010 2011 2012 2013 2014 2015 2016
Time (Years)


Calendar Daily Oil Production (bbl/day)
Oil Qf
Eff. End Of Hist
0 2,500 5,000 7,500 10,000 12,500 15,000 17,500 20,000 22,500 25,000
Cumulative Oil Production (bbl)

Oil Cum	(bbl)	23,518	Gas Cum	(Mcf)	31,973	Water Cum	(bbl)	227,973	FCond Cum	(bbl)	0
Oil Rem Rec	(bbl)	2,482	Gas Rem Rec	(Mcf)	5,461	Water Rem Rec	(bbl)	48,405	FCond Rem Rec	(bbl)	0
Oil Ult Rec	(bbl)	26,000	Gas Ult Rec	(Mcf)	37,434	Water Ult Rec	(bbl)	276,377	FCond Ult Rec	(bbl)	0

Forecast Start (T0)	01/01/2014	Calculation Type	Performance	Est Cum Prod (bbl)	23,518	Decline Exp	0.000
Forecast End (Tf)	08/18/2017	OVIP (Volumetric) (bbl)	0	Remaining Rec (bbl)	2,482	Initial Decline (De)	03.6
Initial Rate (qi) (bbl/day)	2.0	Rec Factor (Volumetric)	0.000	Gas Surface Loss	0.98	Reserve Life Index	3.46
Final Rate (qf) (bbl/day)	1.8	Ult Recoverable (bbl)	26,000	Gas Total Sales (Mcf)	109	Reserve Half Life	1.76

INSITE Petroleum Consultants Ltd.

Legend Energy Canada Ltd.
CASH FLOW
Dec 31, 2013 Constant Prices and Costs (SEC Compliant) (CAD)

Location : Turin-Retlaw, Alberta   **Interests:** Freehold 0.625% Manual   **Lease Burden:**

Entity : 00/13-07-011-18W4/0

Formation : SAWTOOTH   **Lessor:** Freehold 20% Manual

Effective December 31, 2013   Total Proved Developed Producing Reserves

OIL, GAS & SULPHUR SUMMARY

		COMPANY OIL						COMPANY SALES GAS							SULPHUR		TOTAL	
	Wells	Pool Rates bbl/d	Pool Volumes bbl	WI Volume bbl	RI Volume bbl	Price $/bbl	Revenue $	Wells	Pool Rates Mcf/d	Pool Volumes Mcf	WI Volume Mcf	RI Volume Mcf	Price $/Mcf	Revenue $	Co. Share Volume lt	Price $/lt	WI Rates boe/d	Co. Share Rates boe/d
2014	1.0	2	716.7	0.0	4.5	74.18	332	0.0	0	31.5	0.0	0.2	3.27	1	0.0	0.00	0	0
2015	1.0	2	690.9	0.0	4.3	74.18	320	0.0	0	30.4	0.0	0.2	3.27	1	0.0	0.00	0	0
2016	1.0	2	667.7	0.0	4.2	74.18	310	0.0	0	29.4	0.0	0.2	3.27	1	0.0	0.00	0	0
2017	1.0	1	406.9	0.0	2.5	74.18	189	0.0	0	17.9	0.0	0.1	3.27	0	0.0	0.00	0	0
2018	0.0	0	0.0	0.0	0.0	0.00	0	0.0	0	0.0	0.0	0.0	0.00	0	0.0	0.00	0	0
2019	0.0	0	0.0	0.0	0.0	0.00	0	0.0	0	0.0	0.0	0.0	0.00	0	0.0	0.00	0	0
2020	0.0	0	0.0	0.0	0.0	0.00	0	0.0	0	0.0	0.0	0.0	0.00	0	0.0	0.00	0	0
2021	0.0	0	0.0	0.0	0.0	0.00	0	0.0	0	0.0	0.0	0.0	0.00	0	0.0	0.00	0	0
2022	0.0	0	0.0	0.0	0.0	0.00	0	0.0	0	0.0	0.0	0.0	0.00	0	0.0	0.00	0	0
2023	0.0	0	0.0	0.0	0.0	0.00	0	0.0	0	0.0	0.0	0.0	0.00	0	0.0	0.00	0	0
Sub			2,482.3	0.0	15.5	74.18	1,151			109.2	0.0	0.7	3.27	2	0.0	0.00		
Rem			0.0	0.0	0.0	0.00	0			0.0	0.0	0.0	0.00	0	0.0	0.00		
Total			2,482.3	0.0	15.5	74.18	1,151			109.2	0.0	0.7	3.27	2	0.0	0.00		

NGL SUMMARY

	CONDENSATE				ETHANE				PROPANE				BUTANE				TOTAL NGL		
	WI Volume bbl	RI Volume bbl	Price $/bbl	Co. Share Revenue $	WI Volume bbl	RI Volume bbl	Price $/bbl	Co. Share Revenue $	WI Volume bbl	RI Volume bbl	Price $/bbl	Co. Share Revenue $	WI Volume bbl	RI Volume bbl	Price $/bbl	Co. Share Revenue $	WI Volume bbl	RI Volumes bbl	CS Net Volumes bbl
2014	0.0	0.0	105.65	2.4	0.0	0.0	0.00	0.0	0.0	0.1	37.66	3.4	0.0	0.0	69.23	3.0	0.0	0.2	0.2
2015	0.0	0.0	105.65	2.3	0.0	0.0	0.00	0.0	0.0	0.1	37.66	3.3	0.0	0.0	69.23	2.9	0.0	0.2	0.2
2016	0.0	0.0	105.65	2.2	0.0	0.0	0.00	0.0	0.0	0.1	37.66	3.2	0.0	0.0	69.23	2.8	0.0	0.1	0.1
2017	0.0	0.0	105.65	1.3	0.0	0.0	0.00	0.0	0.0	0.1	37.66	1.9	0.0	0.0	69.23	1.7	0.0	0.1	0.1
2018	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.0
2019	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.0
2020	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.0
2021	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.0
2022	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.0
2023	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.0
Sub	0.0	0.1	105.65	8.2	0.0	0.0	0.00	0.0	0.0	0.3	37.66	11.8	0.0	0.1	69.23	10.4	0.0	0.5	0.5
Rem	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.0
Total	0.0	0.1	105.65	8.2	0.0	0.0	0.00	0.0	0.0	0.3	37.66	11.8	0.0	0.1	69.23	10.4	0.0	0.5	0.5

CASH FLOW BTAX

	Company Revenue $	Crown Royalty $	Freehold Royalty $	ORR Royalty $	Mineral Tax $	Total Royalty Burden %	Net Rev After Royalties $	Other Income $	Sask Corp Cap Tax $	Fixed Oper Expense $	Variable Operating Expense $	Other Expenses $	Total Operating Costs $	Abandon Cost & Salvage $	Net Operating Income $	Total Investment $	NET Cash Flow $	CUM Cash Flow $	Disc Cash Flow (10%) $
2014	342	0.0	0.0	0.0	0.0	0	342	0.0	0.0	0.0	0.0	0.1	0.1	0.0	342	0.0	342	342	326
2015	329	0.0	0.0	0.0	0.0	0	329	0.0	0.0	0.0	0.0	0.1	0.1	0.0	329	0.0	329	671	286
2016	318	0.0	0.0	0.0	0.0	0	318	0.0	0.0	0.0	0.0	0.1	0.1	0.0	318	0.0	318	989	251
2017	194	0.0	0.0	0.0	0.0	0	194	0.0	0.0	0.0	0.0	0.1	0.1	0.0	194	0.0	194	1,183	139
2018	0	0.0	0.0	0.0	0.0	0	0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0	0.0	0	1,183	0
2019	0	0.0	0.0	0.0	0.0	0	0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0	0.0	0	1,183	0
2020	0	0.0	0.0	0.0	0.0	0	0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0	0.0	0	1,183	0
2021	0	0.0	0.0	0.0	0.0	0	0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0	0.0	0	1,183	0
2022	0	0.0	0.0	0.0	0.0	0	0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0	0.0	0	1,183	0
2023	0	0.0	0.0	0.0	0.0	0	0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0	0.0	0	1,183	0
Sub	1,184	0.0	0.0	0.0	0.0	0	1,184	0.0	0.0	0.0	0.0	0.3	0.3	0.0	1,183	0.0	1,183	1,183	1,002
Rem	0	0.0	0.0	0.0	0.0	0	0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0	0.0	0	1,183	0
Total	1,184	0.0	0.0	0.0	0.0	0	1,184	0.0	0.0	0.0	0.0	0.3	0.3	0.0	1,183	0.0	1,183	1,183	1,002

CO. SHARE RESERVES LIFE (years)

Reserves Half Life	1.8
RLI (Principal Product)	3.46
Reserves Life	4.00
RLI (BOE)	3.5

TOTAL RESERVES - SALES

	GROSS	WI	CO SH	NET
Oil (bbl)	2,482	0	16	16
Gas (Mcf)	109	0	1	1
Gas (bbl)	18	0	0	0
*NGL (bbl)	74	0	0	0
Cond (bbl)	12	0	0	0
Total (bbl)	2,587	0	16	16

*This NGL Value includes only Ethane, Propane and Butane. Condensate and Field Condensate are included in the Condensate line.

NET PRESENT VALUES BEFORE TAX

Discount Rate %	Op Income $	Investment $	Cash Flow $	NPV/BOE $/BOE
0	1,183	0.0	1,183	73.18
5	1,085	0.0	1,085	67.11
8	1,033	0.0	1,033	63.92
10	1,002	0.0	1,002	61.95
15	930	0.0	930	57.53
20	868	0.0	868	53.70

CAPITAL (undisc)

		Unrisked	Risked
Cost Of Prod.	$/BOEPD	0.00	0.00
Cost Of Reserves	$/BOE	0.00	0.00
Prob Of Success	%	100.00	100.00
Chance Of	%	100.00	100.00

ECONOMIC INDICATORS

		BTAX			
		Unrisked		Risked	
Discount Rate	(%)		10.0		10.0
Payout	(Yrs)		0.00		0.00
Discounted Payout	(Yrs)		0.00		0.00
DCF Rate of Return	(%)	>	200.0	>	200.0
NPV/Undisc Invest			0.0		0.0
NPV/Disc Invest			0.0		0.0
Undisc NPV/Undisc Invest			0.0		0.0
NPV/DIS Cap Exposure			0.0		0.0
NPV/BOEPD	(M$/boepd)		78.4		78.4

FIRST 12 MONTHS AVG. PERFORMANCE (undisc)

		WI		Co. Share	
		Unrisked	Risked	Unrisked	Risked
Prod (3 Mo Ave)	(BOEPD)	0.00	0.00	0.01	0.01
Prod (12 Mo Ave)	(BOEPD)	0.00	0.00	0.01	0.01
Price	($/BOE)	0.00	0.00	73.20	73.20
Royalties	($/BOE)	0.00	0.00	0.00	0.00
Operating Costs	($/BOE)	0.00	0.00	0.02	0.02
NetBack	($/BOE)	0.00	0.00	73.18	73.18
Recycle Ratio	(ratio)	0.00	0.00	0.00	0.00

insite
Petroleum Consultants Ltd.

Legend Energy Canada Ltd.
INPUT DATA SHEET
Dec 31, 2013 Constant Prices and Costs (SEC Compliant) (CAD)

Effective December 31, 2013

GENERAL

Property:	Turin-Retlaw	Operator:	CANADIAN NATURAL RESOURCES LIMITED
Location:	00/13-07-011-18W4/0	Formation:	SAWTOOTH
Category:	P+P	Calculation Type:	Performance
Type:	Oil	Class:	Light
Current Status:	PUMPING OIL	Current Status Date:	1995-06-04
Alt ID:			

Entity Comments:

ZONE

Rig Release Date:	1995-05-30	Top Depth:	3,612.9 ft KB
Kelly Bushing:	2,791.7 ft SS	Total Depth:	3,687.7 ft KB
Pool Name:	CMG POOL 004 - LOWER	Midpoint Perf Depth:	3,616.5 ft KB

RESERVOIR & RESERVES SUMMARY (* data from volumetric tab)

Reservoir Parameters *		Oil		Gas	
Formation Top:	ft	Original Volume In Place:	Mbbl	Original Volume In Place:	MMcf
Gas/Oil Contact:	ft	Recovery Factor:	Fraction	Recovery Factor:	Fraction
Water Contact:	ft	Ultimate Recoverable:	27.0 Mbbl	Ultimate Recoverable:	39.6 MMcf
Production Area:	acre	Cumulative Production:	23.5 Mbbl	Cumulative Production:	32.0 MMcf
Net Pay:	ft	Remaining Recoverable:	3.5 Mbbl	Remaining Recoverable:	7.7 MMcf
Reservoir Volume:	0.0 acre-ft	Oil Shrinkage: *	Fraction	Sales Gas:	0.2 MMcf
Porosity:	Fraction			Oil Saturation: *	Fraction
Water Saturation:	Fraction			Z Factor: *	Fraction
Initial Pressure:	psi			Surface Loss:	0.98 Fraction
Initial Temp:	F			H2S Content:	0.0000 Fraction
				CO2 Content:	0.1401 Fraction

Volumetric Remarks:

Category Remarks:

FORECAST RATES AND TRENDS

On Production Date:	1995-06-04	GOR:	2,200.0 scf/bbl
Lift Type:		OGR:	bbl/MMcf
Oil Gravity:	API	Water Cut:	%
Heating Value:	1,034 Btu/scf	WGR:	bbl/MMcf

Remaining Reserves

Gas:	7,661.0 Mcf	Oil:	3.5 Mbbl

Number of Trends: 1

Trends	1
Product:	Oil
Start Date:	2014-01-01
End Date:	2019-02-04
Initial Rate:	2 bbl/day
Rate at Effective Date:	2 bbl/day
Final Rate:	2 bbl/day
Decline Exponent:	0.000
Min Effective Decline:	
Final Cum:	27.0 Mbbl

Reserve Notes

Supporting Data Comments: Product ratios reflect sales ratios. Revenue statements reflect minimal gas revenue.

PRODUCT RESERVES & RATIOS (Sales Basis)*

	Reserve	Yield	ISC
Ethane			0.0638 Molar Fraction
Propane	70 bbl	458.00 bbl/MMcf	0.0082 Molar Fraction
Butane	34 bbl	219.50 bbl/MMcf	0.0017 Molar Fraction
Pentane+	17 bbl	114.00 bbl/MMcf	0.0004 Molar Fraction
Field Condensate			
Sulphur			

* Items have details

INTERESTS AND BURDENS

Acquisition Date:
Disposition Date:

Interests	Lessor	Burdens
Freehold 0.625% Manual	Freehold 20% Manual	

Participant Remarks: 3.125% of a 20% Freehold Royalty

insite
Petroleum Consultants Ltd.

Legend Energy Canada Ltd.
PRODUCTION AND FORECAST

Effective December 31, 2013

Operator: CANADIAN NATURAL RESOURCES LIMITED
Province: Alberta
Field: TURIN
Pool: CMG POOL 004 - LOWER MANNVILLE MM,SAWTOO
Unit:
Status: PUMPING OIL

Turin-Retlaw
00/13-07-011-18W4/0
P+P



Hours Of Production (hours)
Cumulative Oil Production (bbl)
Calendar Daily Oil Production (bbl/day)
Gas/Oil Ratio (scf/bbl)
Water/Oil Ratio (bbl/bbl)
Oil Qf
Eff End Of Hist
2007
2008
2009
2010
2011
2012
2013
2014
2015
2016
Time (Years)



Calendar Daily Oil Production (bbl/day)
Oil Qf
Eff End Of Hist
0
2,500
5,000
7,500
10,000
12,500
15,000
17,500
20,000
22,500
25,000
Cumulative Oil Production (bbl)

Oil Cum	(bbl)	23,518	Gas Cum	(Mcf)	31,973	Water Cum	(bbl)	227,973	FCond Cum	(bbl)	0
Oil Rem Rec	(bbl)	3,482	Gas Rem Rec	(Mcf)	7,661	Water Rem Rec	(bbl)	67,905	FCond Rem Rec	(bbl)	0
Oil Ult Rec	(bbl)	27,000	Gas Ult Rec	(Mcf)	39,634	Water Ult Rec	(bbl)	295,877	FCond Ult Rec	(bbl)	0

Forecast Start (T0)	01/01/2014	Calculation Type	Performance	Est Cum Prod (bbl)	23,518	Decline Exp	0.000
Forecast End (Tf)	02/03/2019	OVIP (Volumetric) (bbl)	0	Remaining Rec (bbl)	3,482	Initial Decline (De)	02.6
Initial Rate (qi) (bbl/day)	2.0	Rec Factor (Volumetric)	0.000	Gas Surface Loss	0.98	Reserve Life Index	4.83
Final Rate (qf) (bbl/day)	1.8	Ult Recoverable (bbl)	27,000	Gas Total Sales (Mcf)	153	Reserve Half Life	2.47

INSITE Petroleum Consultants Ltd.

Legend Energy Canada Ltd.
CASH FLOW
Dec 31, 2013 Constant Prices and Costs (SEC Compliant) (CAD)

Location : Turin-Retlaw, Alberta
Entity : 00/13-07-011-18W4/0
Formation : SAWTOOTH
Effective December 31, 2013

Interests: Freehold 0.625% Manual

Total Proved Plus Probable Reserves

Lease Burden:

Lessor: Freehold 20% Manual

OIL, GAS & SULPHUR SUMMARY

	COMPANY OIL							COMPANY SALES GAS							SULPHUR		TOTAL	
	Wells	Pool Rates bbl/d	Pool Volumes bbl	WI Volume bbl	RI Volume bbl	Price $/bbl	Revenue $	Wells	Pool Rates Mcf/d	Pool Volumes Mcf	WI Volume Mcf	RI Volume Mcf	Price $/Mcf	Revenue $	Co. Share Volume lt	Price $/lt	WI Rates boe/d	Co. Share Rates boe/d
2014	1.0	2	720.5	0.0	4.5	74.18	334	0.0	0	31.7	0.0	0.2	3.27	1	0.0	0.00	0	0
2015	1.0	2	701.9	0.0	4.4	74.18	325	0.0	0	30.9	0.0	0.2	3.27	1	0.0	0.00	0	0
2016	1.0	2	685.6	0.0	4.3	74.18	318	0.0	0	30.2	0.0	0.2	3.27	1	0.0	0.00	0	0
2017	1.0	2	666.0	0.0	4.2	74.18	309	0.0	0	29.3	0.0	0.2	3.27	1	0.0	0.00	0	0
2018	1.0	2	648.8	0.0	4.1	74.18	301	0.0	0	28.5	0.0	0.2	3.27	1	0.0	0.00	0	0
2019	1.0	0	59.5	0.0	0.4	74.18	28	0.0	0	2.6	0.0	0.0	3.27	0	0.0	0.00	0	0
2020	0.0	0	0.0	0.0	0.0	0.00	0	0.0	0	0.0	0.0	0.0	0.00	0	0.0	0.00	0	0
2021	0.0	0	0.0	0.0	0.0	0.00	0	0.0	0	0.0	0.0	0.0	0.00	0	0.0	0.00	0	0
2022	0.0	0	0.0	0.0	0.0	0.00	0	0.0	0	0.0	0.0	0.0	0.00	0	0.0	0.00	0	0
2023	0.0	0	0.0	0.0	0.0	0.00	0	0.0	0	0.0	0.0	0.0	0.00	0	0.0	0.00	0	0
Sub			3,482.3	0.0	21.8	74.18	1,615			153.2	0.0	1.0	3.27	3	0.0	0.00		
Rem			0.0	0.0	0.0	0.00	0			0.0	0.0	0.0	0.00	0	0.0	0.00		
Total			3,482.3	0.0	21.8	74.18	1,615			153.2	0.0	1.0	3.27	3	0.0	0.00		

NGL SUMMARY

	CONDENSATE				ETHANE				PROPANE				BUTANE				TOTAL NGL		
	WI Volume bbl	RI Volume bbl	Price $/bbl	Co. Share Revenue $	WI Volume bbl	RI Volume bbl	Price $/bbl	Co. Share Revenue $	WI Volume bbl	RI Volume bbl	Price $/bbl	Co. Share Revenue $	WI Volume bbl	RI Volume bbl	Price $/bbl	Co. Share Revenue $	WI Volume bbl	RI Volumes bbl	CS Net Volumes bbl
2014	0.0	0.0	105.65	2.4	0.0	0.0	0.00	0.0	0.0	0.1	37.66	3.4	0.0	0.0	69.23	3.0	0.0	0.2	0.2
2015	0.0	0.0	105.65	2.3	0.0	0.0	0.00	0.0	0.0	0.1	37.66	3.3	0.0	0.0	69.23	2.9	0.0	0.2	0.2
2016	0.0	0.0	105.65	2.3	0.0	0.0	0.00	0.0	0.0	0.1	37.66	3.3	0.0	0.0	69.23	2.9	0.0	0.1	0.1
2017	0.0	0.0	105.65	2.2	0.0	0.0	0.00	0.0	0.0	0.1	37.66	3.2	0.0	0.0	69.23	2.8	0.0	0.1	0.1
2018	0.0	0.0	105.65	2.1	0.0	0.0	0.00	0.0	0.0	0.1	37.66	3.1	0.0	0.0	69.23	2.7	0.0	0.1	0.1
2019	0.0	0.0	105.65	0.2	0.0	0.0	0.00	0.0	0.0	0.0	37.66	0.3	0.0	0.0	69.23	0.2	0.0	0.0	0.0
2020	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.0
2021	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.0
2022	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.0
2023	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.0
Sub	0.0	0.1	105.65	11.5	0.0	0.0	0.00	0.0	0.0	0.4	37.66	16.5	0.0	0.2	69.23	14.6	0.0	0.8	0.8
Rem	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.0
Total	0.0	0.1	105.65	11.5	0.0	0.0	0.00	0.0	0.0	0.4	37.66	16.5	0.0	0.2	69.23	14.6	0.0	0.8	0.8

CASH FLOW BTAX

	Company Revenue $	Crown Royalty $	Freehold Royalty $	ORR Royalty $	Mineral Tax $	Total Royalty Burden %	Net Rev After Royalties $	Other Income $	Sask Corp Cap Tax $	Fixed Oper Expense $	Variable Operating Expense $	Other Expenses $	Total Operating Costs $	Abandon Cost & Salvage $	Net Operating Income $	Total Investment $	NET Cash Flow $	CUM Cash Flow $	Disc Cash Flow (10%) $
2014	344	0.0	0.0	0.0	0.0	0	344	0.0	0.0	0.0	0.0	0.1	0.1	0.0	343	0.0	343	343	328
2015	335	0.0	0.0	0.0	0.0	0	335	0.0	0.0	0.0	0.0	0.1	0.1	0.0	335	0.0	335	678	290
2016	327	0.0	0.0	0.0	0.0	0	327	0.0	0.0	0.0	0.0	0.1	0.1	0.0	327	0.0	327	1,005	258
2017	318	0.0	0.0	0.0	0.0	0	318	0.0	0.0	0.0	0.0	0.1	0.1	0.0	317	0.0	317	1,322	227
2018	309	0.0	0.0	0.0	0.0	0	309	0.0	0.0	0.0	0.0	0.1	0.1	0.0	309	0.0	309	1,631	201
2019	28	0.0	0.0	0.0	0.0	0	28	0.0	0.0	0.0	0.0	0.0	0.0	0.0	28	0.0	28	1,660	17
2020	0	0.0	0.0	0.0	0.0	0	0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0	0.0	0	1,660	0
2021	0	0.0	0.0	0.0	0.0	0	0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0	0.0	0	1,660	0
2022	0	0.0	0.0	0.0	0.0	0	0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0	0.0	0	1,660	0
2023	0	0.0	0.0	0.0	0.0	0	0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0	0.0	0	1,660	0
Sub	1,660	0.0	0.0	0.0	0.0	0	1,660	0.0	0.0	0.0	0.0	0.5	0.5	0.0	1,660	0.0	1,660	1,660	1,321
Rem	0	0.0	0.0	0.0	0.0	0	0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0	0.0	0	1,660	0
Total	1,660	0.0	0.0	0.0	0.0	0	1,660	0.0	0.0	0.0	0.0	0.5	0.5	0.0	1,660	0.0	1,660	1,660	1,321

CO. SHARE RESERVES LIFE (years)

Reserves Half Life	2.5
RLI (Principal Product)	4.83
Reserves Life	6.00
RLI (BOE)	4.8

TOTAL RESERVES - SALES

	GROSS	WI	CO SH	NET
Oil (bbl)	3,482	0	22	22
Gas (Mcf)	153	0	1	1
Gas (bbl)	26	0	0	0
*NGL (bbl)	104	0	1	1
Cond (bbl)	17	0	0	0
Total (bbl)	3,629	0	23	23

*This NGL Value includes only Ethane, Propane and Butane. Condensate and Field Condensate are included in the Condensate line.

NET PRESENT VALUES BEFORE TAX

Discount Rate %	Op Income $	Investment $	Cash Flow $	NPV/BOE $/BOE
0	1,660	0.0	1,660	73.18
5	1,473	0.0	1,473	64.95
8	1,378	0.0	1,378	60.77
10	1,321	0.0	1,321	58.25
15	1,196	0.0	1,196	52.72
20	1,091	0.0	1,091	48.10

CAPITAL (undisc)

		Unrisked	Risked
Cost Of Prod.	$/BOEPD	0.00	0.00
Cost Of Reserves	$/BOE	0.00	0.00
Prob Of Success	%	100.00	100.00
Chance Of	%	100.00	100.00

ECONOMIC INDICATORS

		BTAX Unrisked		BTAX Risked
Discount Rate	(%)	10.0		10.0
Payout	(Yrs)	0.00		0.00
Discounted Payout	(Yrs)	0.00		0.00
DCF Rate of Return	(%)	> 200.0	>	200.0
NPV/Undisc Invest		0.0		0.0
NPV/Disc Invest		0.0		0.0
Undisc NPV/Undisc Invest		0.0		0.0
NPV/DIS Cap Exposure		0.0		0.0
NPV/BOEPD	(M$/boepd)	102.8		102.8

FIRST 12 MONTHS AVG. PERFORMANCE (undisc)

		WI Unrisked	WI Risked	Co. Share Unrisked	Co. Share Risked
Prod (3 Mo Ave)	(BOEPD)	0.00	0.00	0.01	0.01
Prod (12 Mo Ave)	(BOEPD)	0.00	0.00	0.01	0.01
Price	($/BOE)	0.00	0.00	73.20	73.20
Royalties	($/BOE)	0.00	0.00	0.00	0.00
Operating Costs	($/BOE)	0.00	0.00	0.02	0.02
NetBack	($/BOE)	0.00	0.00	73.18	73.18
Recycle Ratio	(ratio)	0.00	0.00	0.00	0.00

INSITE Petroleum Consultants Ltd.

Legend Energy Canada Ltd.
INPUT DATA SHEET
Dec 31, 2013 Constant Prices and Costs (SEC Compliant) (CAD)

Effective December 31, 2013

GENERAL

Property:	Turin-Retlaw	Operator:	CANADIAN NATURAL RESOURCES LIMITED
Location:	00/14-07-011-18W4/0	Formation:	MANNVILLE LOWER
Category	PDP	Calculation Type:	Decline
Type:	Oil	Class:	Light
Current Status:	PUMPING OIL	Current Status Date:	1988-01-06
Alt ID:			

Entity Comments:

ZONE

Rig Release Date:	1985-05-28	Top Depth:	3,600.7 ft KB
Kelly Bushing:	2,792.7 ft SS	Total Depth:	3,773.0 ft KB
Pool Name:	CMG POOL 004 - LOWER	Midpoint Perf Depth:	3,611.5 ft KB

RESERVOIR & RESERVES SUMMARY   (* data from volumetric tab)

Reservoir Parameters *		Oil		Gas	
Formation Top:	ft	Original Volume In Place:	Mbbl	Original Volume In Place:	MMcf
Gas/Oil Contact:	ft	Recovery Factor:	Fraction	Recovery Factor:	Fraction
Water Contact:	ft	Ultimate Recoverable:	187.0 Mbbl	Ultimate Recoverable:	245.4 MMcf
Production Area:	acre	Cumulative Production:	181.0 Mbbl	Cumulative Production:	238.8 MMcf
Net Pay:	ft	Remaining Recoverable:	6.0 Mbbl	Remaining Recoverable:	6.6 MMcf
Reservoir Volume:	0.0 acre-ft	Oil Shrinkage: *	Fraction	Sales Gas:	0.1 MMcf
Porosity:	Fraction			Oil Saturation: *	Fraction
Water Saturation:	Fraction			Z Factor: *	Fraction
Initial Pressure:	psi			Surface Loss:	0.98 Fraction
Initial Temp:	F			H2S Content:	0.0000 Fraction
				CO2 Content:	0.1401 Fraction

Volumetric Remarks:

Category Remarks:

FORECAST RATES AND TRENDS

On Production Date:	1985-06-11	GOR:	1,100.0 scf/bbl
Lift Type:		OGR:	bbl/MMcf
Oil Gravity:	API	Water Cut:	%
Heating Value:	1,034 Btu/scf	WGR:	bbl/MMcf

Remaining Reserves

Gas:	6,639.5 Mcf	Oil:	6.0 Mbbl

Number of Trends: 1

Trends   1

Product:	Oil
Start Date:	2014-01-01
End Date:	2020-01-28
Initial Rate:	4 bbl/day
Rate at Effective Date:	4 bbl/day
Final Rate:	2 bbl/day
Decline Exponent:	0.000
Min Effective Decline:	
Final Cum:	187.0 Mbbl

Reserve Notes

Supporting Data Comments: Product ratios reflect sales ratios. Revenue statements reflect minimal gas revenue.

PRODUCT RESERVES & RATIOS (Sales Basis)*

	Reserve	Yield	ISC
Ethane			0.0638 Molar Fraction
Propane	61 bbl	458.00 bbl/MMcf	0.0082 Molar Fraction
Butane	29 bbl	219.50 bbl/MMcf	0.0017 Molar Fraction
Pentane+	15 bbl	114.00 bbl/MMcf	0.0004 Molar Fraction
Field Condensate			
Sulphur			
* Items have details			

INTERESTS AND BURDENS

Acquisition Date:
Disposition Date:

Interests	Lessor	Burdens
Freehold 0.625% Manual	Freehold 20% Manual	

Participant Remarks: 3.125% of a 20% Freehold Royalty

Legend Energy Canada Ltd.
PRODUCTION AND FORECAST

Effective December 31, 2013

Operator:	**CANADIAN NATURAL RESOURCES LIMITED**		**Turin-Retlaw**
Province:	**Alberta**		**00/14-07-011-18W4/0**
Field:	**TURIN**		**PDP**
Pool:	**CMG POOL 004 - LOWER MANNVILLE MM,SAWTOO**		
Unit:			
Status:	**PUMPING OIL**		


Hours Of Production (hours)
Cumulative Oil Production (bbl)
Calendar Daily Oil Production (bbl/day)
Gas/Oil Ratio (scf/bbl)
Water/Oil Ratio (bbl/bbl)
Oil Qf
Eff End Of Hist
2008 2009 2010 2011 2012 2013 2014 2015 2016
Time (Years)


Calendar Daily Oil Production (bbl/day)
Oil Qf
End Of Hist
0 25,000 50,000 75,000 100,000 125,000 150,000 175,000 200,000 225,000 250,00
Cumulative Oil Production (bbl)

Oil Cum	(bbl)	180,964	Gas Cum	(Mcf)	238,763	Water Cum	(bbl)	473,816	FCond Cum	(bbl)	0
Oil Rem Rec	(bbl)	6,036	Gas Rem Rec	(Mcf)	6,640	Water Rem Rec	(bbl)	0	FCond Rem Rec	(bbl)	0
Oil Ult Rec	(bbl)	187,000	Gas Ult Rec	(Mcf)	245,402	Water Ult Rec	(bbl)	473,816	FCond Ult Rec	(bbl)	0

Forecast Start (T0)	01/01/2014	Calculation Type	Decline	Est Cum Prod (bbl)	180,964	Decline Exp	0.000
Forecast End (Tf)	01/27/2020	OVIP (Volumetric) (bbl)	0	Remaining Rec (bbl)	6,036	Initial Decline (De)	09.2
Initial Rate (qi) (bbl/day)	3.6	Rec Factor (Volumetric)	0.000	Gas Surface Loss	0.98	Reserve Life Index	4.82
Final Rate (qf) (bbl/day)	2.0	Ult Recoverable (bbl)	187,000	Gas Total Sales (Mcf)	133	Reserve Half Life	2.60

INSITE Petroleum Consultants Ltd.

Location : Turin-Retlaw, Alberta
Entity : 00/14-07-011-18W4/0
Formation : MANNVILLE LOWER
Effective December 31, 2013

Interests: Freehold 0.625% Manual

Lease Burden:

Lessor: Freehold 20% Manual

Total Proved Developed Producing Reserves

OIL, GAS & SULPHUR SUMMARY

		COMPANY OIL						COMPANY SALES GAS						SULPHUR			TOTAL	
	Wells	Pool Rates bbl/d	Pool Volumes bbl	WI Volume bbl	RI Volume bbl	Price $/bbl	Revenue $	Wells	Pool Rates Mcf/d	Pool Volumes Mcf	WI Volume Mcf	RI Volume Mcf	Price $/Mcf	Revenue $	Co. Share Volume lt	Price $/lt	WI Rates boe/d	Co. Share Rates boe/d
2014	1.0	3	1,252.4	0.0	7.8	74.18	581	0.0	0	27.6	0.0	0.2	3.27	1	0.0	0.00	0	0
2015	1.0	3	1,136.9	0.0	7.1	74.18	527	0.0	0	25.0	0.0	0.2	3.27	1	0.0	0.00	0	0
2016	1.0	3	1,034.8	0.0	6.5	74.18	480	0.0	0	22.8	0.0	0.1	3.27	0	0.0	0.00	0	0
2017	1.0	3	936.7	0.0	5.9	74.18	434	0.0	0	20.6	0.0	0.1	3.27	0	0.0	0.00	0	0
2018	1.0	2	850.3	0.0	5.3	74.18	394	0.0	0	18.7	0.0	0.1	3.27	0	0.0	0.00	0	0
2019	1.0	2	771.9	0.0	4.8	74.18	358	0.0	0	17.0	0.0	0.1	3.27	0	0.0	0.00	0	0
2020	1.0	0	53.0	0.0	0.3	74.18	25	0.0	0	1.2	0.0	0.0	3.27	0	0.0	0.00	0	0
2021	0.0	0	0.0	0.0	0.0	0.00	0	0.0	0	0.0	0.0	0.0	0.00	0	0.0	0.00	0	0
2022	0.0	0	0.0	0.0	0.0	0.00	0	0.0	0	0.0	0.0	0.0	0.00	0	0.0	0.00	0	0
2023	0.0	0	0.0	0.0	0.0	0.00	0	0.0	0	0.0	0.0	0.0	0.00	0	0.0	0.00	0	0
Sub			6,035.9	0.0	37.7	74.18	2,799			132.8	0.0	0.8	3.27	3	0.0	0.00		
Rem			0.0	0.0	0.0	0.00	0			0.0	0.0	0.0	0.00	0	0.0	0.00		
Total			6,035.9	0.0	37.7	74.18	2,799			132.8	0.0	0.8	3.27	3	0.0	0.00		

NGL SUMMARY

	CONDENSATE				ETHANE				PROPANE				BUTANE				TOTAL NGL		
	WI Volume bbl	RI Volume bbl	Price $/bbl	Co. Share Revenue $	WI Volume bbl	RI Volume bbl	Price $/bbl	Co. Share Revenue $	WI Volume bbl	RI Volume bbl	Price $/bbl	Co. Share Revenue $	WI Volume bbl	RI Volume bbl	Price $/bbl	Co. Share Revenue $	WI Volume bbl	RI Volumes bbl	CS Net Volumes bbl
2014	0.0	0.0	105.65	2.1	0.0	0.0	0.00	0.0	0.0	0.1	37.66	3.0	0.0	0.0	69.23	2.6	0.0	0.1	0.1
2015	0.0	0.0	105.65	1.9	0.0	0.0	0.00	0.0	0.0	0.1	37.66	2.7	0.0	0.0	69.23	2.4	0.0	0.1	0.1
2016	0.0	0.0	105.65	1.7	0.0	0.0	0.00	0.0	0.0	0.1	37.66	2.5	0.0	0.0	69.23	2.2	0.0	0.1	0.1
2017	0.0	0.0	105.65	1.6	0.0	0.0	0.00	0.0	0.0	0.1	37.66	2.2	0.0	0.0	69.23	2.0	0.0	0.1	0.1
2018	0.0	0.0	105.65	1.4	0.0	0.0	0.00	0.0	0.0	0.1	37.66	2.0	0.0	0.0	69.23	1.8	0.0	0.1	0.1
2019	0.0	0.0	105.65	1.3	0.0	0.0	0.00	0.0	0.0	0.0	37.66	1.8	0.0	0.0	69.23	1.6	0.0	0.1	0.1
2020	0.0	0.0	105.65	0.1	0.0	0.0	0.00	0.0	0.0	0.0	37.66	0.1	0.0	0.0	69.23	0.1	0.0	0.0	0.0
2021	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.0
2022	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.0
2023	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.0
Sub	0.0	0.1	105.65	10.0	0.0	0.0	0.00	0.0	0.0	0.4	37.66	14.3	0.0	0.2	69.23	12.6	0.0	0.7	0.7
Rem	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.0
Total	0.0	0.1	105.65	10.0	0.0	0.0	0.00	0.0	0.0	0.4	37.66	14.3	0.0	0.2	69.23	12.6	0.0	0.7	0.7

CASH FLOW BTAX

	Company Revenue $	Crown Royalty $	Freehold Royalty $	ORR Royalty $	Mineral Tax $	Total Royalty Burden %	Net Rev After Royalties $	Other Income $	Sask Corp Cap Tax $	Fixed Oper Expense $	Variable Operating Expense $	Other Expenses $	Total Operating Costs $	Abandon Cost & Salvage $	Net Operating Income $	Total Investment $	NET Cash Flow $	CUM Cash Flow $	Disc Cash Flow (10%) $
2014	589	0.0	0.0	0.0	0.0	0	589	0.0	0.0	0.0	0.0	0.1	0.1	0.0	589	0.0	589	589	562
2015	535	0.0	0.0	0.0	0.0	0	535	0.0	0.0	0.0	0.0	0.1	0.1	0.0	535	0.0	535	1,123	464
2016	487	0.0	0.0	0.0	0.0	0	487	0.0	0.0	0.0	0.0	0.1	0.1	0.0	486	0.0	486	1,610	384
2017	440	0.0	0.0	0.0	0.0	0	440	0.0	0.0	0.0	0.0	0.1	0.1	0.0	440	0.0	440	2,050	315
2018	400	0.0	0.0	0.0	0.0	0	400	0.0	0.0	0.0	0.0	0.1	0.1	0.0	400	0.0	400	2,450	260
2019	363	0.0	0.0	0.0	0.0	0	363	0.0	0.0	0.0	0.0	0.1	0.1	0.0	363	0.0	363	2,813	215
2020	25	0.0	0.0	0.0	0.0	0	25	0.0	0.0	0.0	0.0	0.0	0.0	0.0	25	0.0	25	2,838	13
2021	0	0.0	0.0	0.0	0.0	0	0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0	0.0	0	2,838	0
2022	0	0.0	0.0	0.0	0.0	0	0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0	0.0	0	2,838	0
2023	0	0.0	0.0	0.0	0.0	0	0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0	0.0	0	2,838	0
Sub	2,838	0.0	0.0	0.0	0.0	0	2,838	0.0	0.0	0.0	0.0	0.4	0.4	0.0	2,838	0.0	2,838	2,838	2,214
Rem	0	0.0	0.0	0.0	0.0	0	0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0	0.0	0	2,838	0
Total	2,838	0.0	0.0	0.0	0.0	0	2,838	0.0	0.0	0.0	0.0	0.4	0.4	0.0	2,838	0.0	2,838	2,838	2,214

CO. SHARE RESERVES LIFE (years)

Reserves Half Life	2.7
RLI (Principal Product)	4.82
Reserves Life	7.00
RLI (BOE)	4.8

TOTAL RESERVES - SALES

	GROSS	WI	CO SH	NET
Oil (bbl)	6,036	0	38	38
Gas (Mcf)	133	0	1	1
Gas (bbl)	22	0	0	0
*NGL (bbl)	90	0	1	1
Cond (bbl)	15	0	0	0
Total (bbl)	6,163	0	39	39

*This NGL Value includes only Ethane, Propane and Butane. Condensate and Field Condensate are included in the Condensate line.

NET PRESENT VALUES BEFORE TAX

Discount Rate %	Op Income $	Investment $	Cash Flow $	NPV/BOE $/BOE
0	2,838	0.0	2,838	73.67
5	2,491	0.0	2,491	64.66
8	2,318	0.0	2,318	60.17
10	2,214	0.0	2,214	57.48
15	1,990	0.0	1,990	51.66
20	1,806	0.0	1,806	46.88

CAPITAL (undisc)

		Unrisked	Risked
Cost Of Prod.	$/BOEPD	0.00	0.00
Cost Of Reserves	$/BOE	0.00	0.00
Prob Of Success	%	100.00	100.00
Chance Of	%	100.00	100.00

ECONOMIC INDICATORS

		BTAX			
		Unrisked		Risked	
Discount Rate	(%)		10.0		10.0
Payout	(Yrs)		0.00		0.00
Discounted Payout	(Yrs)		0.00		0.00
DCF Rate of Return	(%)	>	200.0	>	200.0
NPV/Undisc Invest			0.0		0.0
NPV/Disc Invest			0.0		0.0
Undisc NPV/Undisc Invest			0.0		0.0
NPV/DIS Cap Exposure			0.0		0.0
NPV/BOEPD	(M$/boepd)		101.2		101.2

FIRST 12 MONTHS AVG. PERFORMANCE (undisc)

		WI		Co. Share	
		Unrisked	Risked	Unrisked	Risked
Prod (3 Mo Ave)	(BOEPD)	0.00	0.00	0.02	0.02
Prod (12 Mo Ave)	(BOEPD)	0.00	0.00	0.02	0.02
Price	($/BOE)	0.00	0.00	73.68	73.68
Royalties	($/BOE)	0.00	0.00	0.00	0.00
Operating Costs	($/BOE)	0.00	0.00	0.01	0.01
NetBack	($/BOE)	0.00	0.00	73.67	73.67
Recycle Ratio	(ratio)	0.00	0.00	0.00	0.00

INSITE Petroleum Consultants Ltd.

Legend Energy Canada Ltd.
INPUT DATA SHEET
Dec 31, 2013 Constant Prices and Costs (SEC Compliant) (CAD)

Effective December 31, 2013

GENERAL

Property:	Turin-Retlaw		Operator:	CANADIAN NATURAL RESOURCES LIMITED
Location:	00/14-07-011-18W4/0		Formation	MANNVILLE LOWER
Category	P+P		Calculation Type:	Decline
Type:	Oil		Class:	Light
Current Status:	PUMPING OIL		Current Status Date:	1988-01-06
Alt ID:				

Entity Comments:

ZONE

Rig Release Date:	1985-05-28		Top Depth:	3,600.7 ft KB
Kelly Bushing:	2,792.7 ft SS		Total Depth:	3,773.0 ft KB
Pool Name:	CMG POOL 004 - LOWER		Midpoint Perf Depth:	3,611.5 ft KB

RESERVOIR & RESERVES SUMMARY   (* data from volumetric tab)

Reservoir Parameters *		Oil			Gas		
Formation Top:	ft	Original Volume In Place:		Mbbl	Original Volume In Place:		MMcf
Gas/Oil Contact:	ft	Recovery Factor:		Fraction	Recovery Factor:		Fraction
Water Contact:	ft	Ultimate Recoverable:		190.0 Mbbl	Ultimate Recoverable:		248.7 MMcf
Production Area:	acre	Cumulative Production:		181.0 Mbbl	Cumulative Production:		238.8 MMcf
Net Pay:	ft	Remaining Recoverable:		9.0 Mbbl	Remaining Recoverable:		9.9 MMcf
Reservoir Volume:	0.0 acre-ft	Oil Shrinkage: *		Fraction	Sales Gas:		0.2 MMcf
Porosity:	Fraction				Oil Saturation: *		Fraction
Water Saturation:	Fraction				Z Factor: *		Fraction
Initial Pressure:	psi				Surface Loss:		0.98 Fraction
Initial Temp:	F				H2S Content:		0.0000 Fraction
					CO2 Content:		0.1401 Fraction

Volumetric Remarks:

Category Remarks:

FORECAST RATES AND TRENDS

On Production Date:	1985-06-11		GOR:	1,100.0 scf/bbl
Lift Type:			OGR:	bbl/MMcf
Oil Gravity:	API		Water Cut:	%
Heating Value:	1,034 Btu/scf		WGR:	bbl/MMcf

Remaining Reserves

Gas:	9,939.5 Mcf		Oil:	9.0 Mbbl

Number of Trends:	1

Trends	1
Product:	Oil
Start Date:	2014-01-01
End Date:	2023-02-03
Initial Rate:	4 bbl/day
Rate at Effective Date:	4 bbl/day
Final Rate:	2 bbl/day
Decline Exponent:	0.000
Min Effective Decline:	
Final Cum:	190.0 Mbbl

Reserve Notes

Supporting Data Comments: Product ratios reflect sales ratios. Revenue statements reflect minimal gas revenue.

PRODUCT RESERVES & RATIOS (Sales Basis)*

	Reserve	Yield	ISC
Ethane			0.0638 Molar Fraction
Propane	91 bbl	458.00 bbl/MMcf	0.0082 Molar Fraction
Butane	44 bbl	219.50 bbl/MMcf	0.0017 Molar Fraction
Pentane+	23 bbl	114.00 bbl/MMcf	0.0004 Molar Fraction
Field Condensate			
Sulphur			

* Items have details

INTERESTS AND BURDENS

Acquisition Date:
Disposition Date:

Interests	Lessor	Burdens
Freehold 0.625% Manual	Freehold 20% Manual	

Participant Remarks: 3.125% of a 20% Freehold Royalty

Legend Energy Canada Ltd.
PRODUCTION AND FORECAST

Effective December 31, 2013

Operator:	**CANADIAN NATURAL RESOURCES LIMITED**		**Turin-Retlaw**
Province:	**Alberta**		**00/14-07-011-18W4/0**
Field:	**TURIN**		**P+P**
Pool:	**CMG POOL 004 - LOWER MANNVILLE MM,SAWTOO**		
Unit:			
Status:	**PUMPING OIL**		



Hours Of Production (hours)
Cumulative Oil Production (bbl)
Calendar Daily Oil Production (bbl/day)
Gas/Oil Ratio (scf/bbl)
Water/Oil Ratio (bbl/bbl)
Oil Qf
Eff
End Of Hist
2008 2009 2010 2011 2012 2013 2014 2015 2016
Time (Years)



Calendar Daily Oil Production (bbl/day)
Oil Qf
End Of Hist
0 25,000 50,000 75,000 100,000 125,000 150,000 175,000 200,000 225,000 250,00
Cumulative Oil Production (bbl)

Oil Cum	(bbl)	180,964	Gas Cum	(Mcf)	238,763	Water Cum	(bbl)	473,816	FCond Cum	(bbl)	0
Oil Rem Rec	(bbl)	9,036	Gas Rem Rec	(Mcf)	9,940	Water Rem Rec	(bbl)	0	FCond Rem Rec	(bbl)	0
Oil Ult Rec	(bbl)	190,000	Gas Ult Rec	(Mcf)	248,702	Water Ult Rec	(bbl)	473,816	FCond Ult Rec	(bbl)	0

Forecast Start (T0)		01/01/2014	Calculation Type		Decline	Est Cum Prod	(bbl)	180,964	Decline Exp	0.000
Forecast End (Tf)		02/02/2023	OVIP (Volumetric)	(bbl)	0	Remaining Rec	(bbl)	9,036	Initial Decline (De)	06.3
Initial Rate (qi)	(bbl/day)	3.6	Rec Factor (Volumetric)		0.000	Gas Surface Loss		0.98	Reserve Life Index	7.1
Final Rate (qf)	(bbl/day)	2.0	Ult Recoverable	(bbl)	190,000	Gas Total Sales	(Mcf)	199	Reserve Half Life	3.89

INSITE Petroleum Consultants Ltd.

Legend Energy Canada Ltd.
CASH FLOW
Dec 31, 2013 Constant Prices and Costs (SEC Compliant) (CAD)

Location : Turin-Retlaw, Alberta
Entity : 00/14-07-011-18W4/0
Formation : MANNVILLE LOWER
Effective December 31, 2013

Interests: Freehold 0.625% Manual

Lease Burden:

Lessor: Freehold 20% Manual

Total Proved Plus Probable Reserves

OIL, GAS & SULPHUR SUMMARY

	COMPANY OIL							COMPANY SALES GAS							SULPHUR		TOTAL	
	Wells	Pool Rates bbl/d	Pool Volumes bbl	WI Volume bbl	RI Volume bbl	Price $/bbl	Revenue $	Wells	Pool Rates Mcf/d	Pool Volumes Mcf	WI Volume Mcf	RI Volume Mcf	Price $/Mcf	Revenue $	Co. Share Volume lt	Price $/lt	WI Rates boe/d	Co. Share Rates boe/d
2014	1.0	3	1,272.4	0.0	8.0	74.18	590	0.0	0	28.0	0.0	0.2	3.27	1	0.0	0.00	0	0
2015	1.0	3	1,192.8	0.0	7.5	74.18	553	0.0	0	26.2	0.0	0.2	3.27	1	0.0	0.00	0	0
2016	1.0	3	1,121.1	0.0	7.0	74.18	520	0.0	0	24.7	0.0	0.2	3.27	1	0.0	0.00	0	0
2017	1.0	3	1,048.0	0.0	6.5	74.18	486	0.0	0	23.1	0.0	0.1	3.27	0	0.0	0.00	0	0
2018	1.0	3	982.4	0.0	6.1	74.18	455	0.0	0	21.6	0.0	0.1	3.27	0	0.0	0.00	0	0
2019	1.0	3	920.9	0.0	5.8	74.18	427	0.0	0	20.3	0.0	0.1	3.27	0	0.0	0.00	0	0
2020	1.0	2	865.6	0.0	5.4	74.18	401	0.0	0	19.0	0.0	0.1	3.27	0	0.0	0.00	0	0
2021	1.0	2	809.1	0.0	5.1	74.18	375	0.0	0	17.8	0.0	0.1	3.27	0	0.0	0.00	0	0
2022	1.0	2	758.5	0.0	4.7	74.18	352	0.0	0	16.7	0.0	0.1	3.27	0	0.0	0.00	0	0
2023	1.0	0	65.2	0.0	0.4	74.18	30	0.0	0	1.4	0.0	0.0	3.27	0	0.0	0.00	0	0
Sub			9,035.9	0.0	56.5	74.18	4,190			198.8	0.0	1.2	3.27	4	0.0	0.00		
Rem			0.0	0.0	0.0	0.00	0			0.0	0.0	0.0	0.00	0	0.0	0.00		
Total			9,035.9	0.0	56.5	74.18	4,190			198.8	0.0	1.2	3.27	4	0.0	0.00		

NGL SUMMARY

	CONDENSATE				ETHANE				PROPANE				BUTANE				TOTAL NGL		
	WI Volume bbl	RI Volume bbl	Price $/bbl	Co. Share Revenue $	WI Volume bbl	RI Volume bbl	Price $/bbl	Co. Share Revenue $	WI Volume bbl	RI Volume bbl	Price $/bbl	Co. Share Revenue $	WI Volume bbl	RI Volume bbl	Price $/bbl	Co. Share Revenue $	WI Volume bbl	RI Volumes bbl	CS Net Volumes bbl
2014	0.0	0.0	105.65	2.1	0.0	0.0	0.00	0.0	0.0	0.1	37.66	3.0	0.0	0.0	69.23	2.7	0.0	0.1	0.1
2015	0.0	0.0	105.65	2.0	0.0	0.0	0.00	0.0	0.0	0.1	37.66	2.8	0.0	0.0	69.23	2.5	0.0	0.1	0.1
2016	0.0	0.0	105.65	1.9	0.0	0.0	0.00	0.0	0.0	0.1	37.66	2.7	0.0	0.0	69.23	2.3	0.0	0.1	0.1
2017	0.0	0.0	105.65	1.7	0.0	0.0	0.00	0.0	0.0	0.1	37.66	2.5	0.0	0.0	69.23	2.2	0.0	0.1	0.1
2018	0.0	0.0	105.65	1.6	0.0	0.0	0.00	0.0	0.0	0.1	37.66	2.3	0.0	0.0	69.23	2.1	0.0	0.1	0.1
2019	0.0	0.0	105.65	1.5	0.0	0.0	0.00	0.0	0.0	0.1	37.66	2.2	0.0	0.0	69.23	1.9	0.0	0.1	0.1
2020	0.0	0.0	105.65	1.4	0.0	0.0	0.00	0.0	0.0	0.1	37.66	2.1	0.0	0.0	69.23	1.8	0.0	0.1	0.1
2021	0.0	0.0	105.65	1.3	0.0	0.0	0.00	0.0	0.0	0.1	37.66	1.9	0.0	0.0	69.23	1.7	0.0	0.1	0.1
2022	0.0	0.0	105.65	1.3	0.0	0.0	0.00	0.0	0.0	0.0	37.66	1.8	0.0	0.0	69.23	1.6	0.0	0.1	0.1
2023	0.0	0.0	105.65	0.1	0.0	0.0	0.00	0.0	0.0	0.0	37.66	0.2	0.0	0.0	69.23	0.1	0.0	0.0	0.0
Sub	0.0	0.1	105.65	15.0	0.0	0.0	0.00	0.0	0.0	0.6	37.66	21.4	0.0	0.3	69.23	18.9	0.0	1.0	1.0
Rem	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.0
Total	0.0	0.1	105.65	15.0	0.0	0.0	0.00	0.0	0.0	0.6	37.66	21.4	0.0	0.3	69.23	18.9	0.0	1.0	1.0

CASH FLOW BTAX

	Company Revenue $	Crown Royalty $	Freehold Royalty $	ORR Royalty $	Mineral Tax $	Total Royalty Burden %	Net Rev After Royalties $	Other Income $	Sask Corp Cap Tax $	Fixed Oper Expense $	Variable Operating Expense $	Other Expenses $	Total Operating Costs $	Abandon Cost & Salvage $	Net Operating Income $	Total Investment $	NET Cash Flow $	CUM Cash Flow $	Disc Cash Flow (10%) $
2014	598	0.0	0.0	0.0	0.0	0	598	0.0	0.0	0.0	0.0	0.1	0.1	0.0	598	0.0	598	598	571
2015	561	0.0	0.0	0.0	0.0	0	561	0.0	0.0	0.0	0.0	0.1	0.1	0.0	561	0.0	561	1,159	487
2016	527	0.0	0.0	0.0	0.0	0	527	0.0	0.0	0.0	0.0	0.1	0.1	0.0	527	0.0	527	1,686	416
2017	493	0.0	0.0	0.0	0.0	0	493	0.0	0.0	0.0	0.0	0.1	0.1	0.0	493	0.0	493	2,179	353
2018	462	0.0	0.0	0.0	0.0	0	462	0.0	0.0	0.0	0.0	0.1	0.1	0.0	462	0.0	462	2,641	301
2019	433	0.0	0.0	0.0	0.0	0	433	0.0	0.0	0.0	0.0	0.1	0.1	0.0	433	0.0	433	3,074	256
2020	407	0.0	0.0	0.0	0.0	0	407	0.0	0.0	0.0	0.0	0.1	0.1	0.0	407	0.0	407	3,481	219
2021	380	0.0	0.0	0.0	0.0	0	380	0.0	0.0	0.0	0.0	0.1	0.1	0.0	380	0.0	380	3,861	186
2022	357	0.0	0.0	0.0	0.0	0	357	0.0	0.0	0.0	0.0	0.1	0.1	0.0	357	0.0	357	4,218	159
2023	31	0.0	0.0	0.0	0.0	0	31	0.0	0.0	0.0	0.0	0.0	0.0	0.0	31	0.0	31	4,248	12
Sub	4,249	0.0	0.0	0.0	0.0	0	4,249	0.0	0.0	0.0	0.0	0.6	0.6	0.0	4,248	0.0	4,248	4,248	2,960
Rem	0	0.0	0.0	0.0	0.0	0	0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0	0.0	0	4,248	0
Total	4,249	0.0	0.0	0.0	0.0	0	4,249	0.0	0.0	0.0	0.0	0.6	0.6	0.0	4,248	0.0	4,248	4,248	2,960

CO. SHARE RESERVES LIFE (years)

Reserves Half Life	3.9
RLI (Principal Product)	7.10
Reserves Life	10.00
RLI (BOE)	7.1

TOTAL RESERVES - SALES

	GROSS	WI	CO SH	NET
Oil (bbl)	9,036	0	56	56
Gas (Mcf)	199	0	1	1
Gas (bbl)	33	0	0	0
*NGL (bbl)	135	0	1	1
Cond (bbl)	23	0	0	0
Total (bbl)	9,226	0	58	58

*This NGL Value includes only Ethane, Propane and Butane. Condensate and Field Condensate are included in the Condensate line.

NET PRESENT VALUES BEFORE TAX

Discount Rate %	Op Income $	Investment $	Cash Flow $	NPV/BOE $/BOE
0	4,248	0.0	4,248	73.67
5	3,505	0.0	3,505	60.78
8	3,159	0.0	3,159	54.77
10	2,960	0.0	2,960	51.33
15	2,550	0.0	2,550	44.23
20	2,235	0.0	2,235	38.77

CAPITAL (undisc)

		Unrisked	Risked
Cost Of Prod.	$/BOEPD	0.00	0.00
Cost Of Reserves	$/BOE	0.00	0.00
Prob Of Success	%	100.00	100.00
Chance Of	%	100.00	100.00

ECONOMIC INDICATORS

		BTAX			
		Unrisked		Risked	
Discount Rate	(%)		10.0		10.0
Payout	(Yrs)		0.00		0.00
Discounted Payout	(Yrs)		0.00		0.00
DCF Rate of Return	(%)	>	200.0	>	200.0
NPV/Undisc Invest			0.0		0.0
NPV/Disc Invest			0.0		0.0
Undisc NPV/Undisc Invest			0.0		0.0
NPV/DIS Cap Exposure			0.0		0.0
NPV/BOEPD	(M$/boepd)		133.1		133.1

FIRST 12 MONTHS AVG. PERFORMANCE (undisc)

		WI		Co. Share	
		Unrisked	Risked	Unrisked	Risked
Prod (3 Mo Ave)	(BOEPD)	0.00	0.00	0.02	0.02
Prod (12 Mo Ave)	(BOEPD)	0.00	0.00	0.02	0.02
Price	($/BOE)	0.00	0.00	73.68	73.68
Royalties	($/BOE)	0.00	0.00	0.00	0.00
Operating Costs	($/BOE)	0.00	0.00	0.01	0.01
NetBack	($/BOE)	0.00	0.00	73.67	73.67
Recycle Ratio	(ratio)	0.00	0.00	0.00	0.00

INSITE Petroleum Consultants Ltd.

Legend Energy Canada Ltd.
INPUT DATA SHEET
Dec 31, 2013 Constant Prices and Costs (SEC Compliant) (CAD)

Effective December 31, 2013

GENERAL

Property:	Turin-Retlaw	Operator:	CANADIAN NATURAL RESOURCES LIMITED
Location:	00/02-18-011-18W4/0	Formation	SUNBURST SS
Category	NRA	Calculation Type:	
Type:	Service	Class:	Undefined
Current Status:	WATER INJECTOR	Current Status Date:	2011-01-01
Alt ID:			

Entity Comments:

ZONE

Rig Release Date:	1990-11-13	Top Depth:	3,569.6 ft KB
Kelly Bushing:	2,805.8 ft SS	Total Depth:	3,740.2 ft KB
Pool Name:	CMG POOL 004 - LOWER	Midpoint Perf Depth:	3,579.4 ft KB

RESERVOIR & RESERVES SUMMARY   (* data from volumetric tab)

Reservoir Parameters *		Oil		Gas	
Formation Top:	0 ft	Original Volume In Place:	0.0 Mbbl	Original Volume In Place:	0.0 MMcf
Gas/Oil Contact:	0 ft	Recovery Factor:	Fraction	Recovery Factor:	Fraction
Water Contact:	0 ft	Ultimate Recoverable:	67.8 Mbbl	Ultimate Recoverable:	108.4 MMcf
Production Area:	0 acre	Cumulative Production:	67.8 Mbbl	Cumulative Production:	108.4 MMcf
Net Pay:	0.00 ft	Remaining Recoverable:	0.0 Mbbl	Remaining Recoverable:	0.0 MMcf
Reservoir Volume:	0.0 acre-ft	Oil Shrinkage: *	0.00 Fraction	Sales Gas:	0.0 MMcf
Porosity:	0.000 Fraction			Oil Saturation: *	0.00 Fraction
Water Saturation:	0.000 Fraction			Z Factor: *	1.0000 Fraction
Initial Pressure:	0.0 psi			Surface Loss:	0.00 Fraction
Initial Temp:	0 F			H2S Content:	0.0000 Fraction
				CO2 Content:	0.1119 Fraction

Volumetric Remarks:

Category Remarks:

FORECAST RATES AND TRENDS

On Production Date:	1991-02-01	GOR:	scf/bbl
Lift Type:		OGR:	bbl/MMcf
Oil Gravity:	0 API	Water Cut:	%
Heating Value:	Btu/scf	WGR:	bbl/MMcf

Remaining Reserves

Gas:	0.0 Mcf	Oil:	0.0 Mbbl
Number of Trends:	0		

Trends

Reserve Notes

Supporting Data Comments:

PRODUCT RESERVES & RATIOS (Sales Basis)*

	Reserve	Yield	ISC
Ethane			
Propane			
Butane			
Pentane+			
Field Condensate			
Sulphur			

* Items have details

INTERESTS AND BURDENS

Acquisition Date:
Disposition Date:

Interests	Lessor	Burdens
Freehold 0.625% Manual	Freehold 20% Manual	

Participant Remarks: 3.125% of a 20% Freehold Royalty

Legend Energy Canada Ltd.
PRODUCTION AND FORECAST

Effective December 31, 2013

Operator:	CANADIAN NATURAL RESOURCES LIMITED
Province:	Alberta
Field:	TURIN
Pool:	CMG POOL 004 - LOWER MANNVILLE MM,SAWTOO
Unit:	
Status:	WATER INJECTOR

Turin-Retlaw
00/02-18-011-18W4/0
NRA





Oil Cum	(bbl)	67,825	Gas Cum	(Mcf)	108,448	Water Cum	(bbl)	72,431	FCond Cum	(bbl)	0
Oil Rem Rec	(bbl)	0	Gas Rem Rec	(Mcf)	0	Water Rem Rec	(bbl)	0	FCond Rem Rec	(bbl)	0
Oil Ult Rec	(bbl)	67,825	Gas Ult Rec	(Mcf)	108,448	Water Ult Rec	(bbl)	72,431	FCond Ult Rec	(bbl)	0

Forecast Start (T0)			Calculation Type		Undefined	Est Cum Prod	(bbl)	67,825	Decline Exp
Forecast End (Tf)			OVIP (Volumetric)	(bbl)	0	Remaining Rec	(bbl)	0	Initial Decline (De)
Initial Rate (qi)	(bbl/day)		Rec Factor (Volumetric)		0.000	Gas Surface Loss		0.0	Reserve Life Index
Final Rate (qf)	(bbl/day)		Ult Recoverable	(bbl)	67,825	Gas Total Sales	(Mcf)	0	Reserve Half Life

Legend Energy Canada Ltd.
INPUT DATA SHEET
Dec 31, 2013 Constant Prices and Costs (SEC Compliant) (CAD)

Effective December 31, 2013

GENERAL

Property:	Turin-Retlaw	Operator:	CANADIAN NATURAL RESOURCES LIMITED
Location:	00/03-18-011-18W4/0	Formation	SAWTOOTH
Category	NRA	Calculation Type:	
Type:	Oil	Class:	Light
Current Status:	SUSPENDED OIL	Current Status Date:	2008-06-25
Alt ID:			

Entity Comments:

ZONE

Rig Release Date:	1989-04-18	Top Depth:	3,625.3 ft KB
Kelly Bushing:	2,793.0 ft SS	Total Depth:	3,707.3 ft KB
Pool Name:	CMG POOL 004 - LOWER	Midpoint Perf Depth:	3,628.6 ft KB

RESERVOIR & RESERVES SUMMARY   (* data from volumetric tab)

Reservoir Parameters *		Oil			Gas		
Formation Top:	ft	Original Volume In Place:		Mbbl	Original Volume In Place:		MMcf
Gas/Oil Contact:	ft	Recovery Factor:		Fraction	Recovery Factor:		Fraction
Water Contact:	ft	Ultimate Recoverable:		95.9 Mbbl	Ultimate Recoverable:		164.0 MMcf
Production Area:	acre	Cumulative Production:		95.9 Mbbl	Cumulative Production:		164.0 MMcf
Net Pay:	ft	Remaining Recoverable:		0.0 Mbbl	Remaining Recoverable:		0.0 MMcf
Reservoir Volume:	0.0 acre-ft	Oil Shrinkage: *		Fraction	Sales Gas:		0.0 MMcf
Porosity:	Fraction				Oil Saturation: *		Fraction
Water Saturation:	Fraction				Z Factor: *		Fraction
Initial Pressure:	psi				Surface Loss:		0.00 Fraction
Initial Temp:	F				H2S Content:		0.0000 Fraction
					CO2 Content:		0.1760 Fraction

Volumetric Remarks:

Category Remarks: Suspended.

FORECAST RATES AND TRENDS

On Production Date:	1989-05-05	GOR:	scf/bbl
Lift Type:		OGR:	bbl/MMcf
Oil Gravity:	API	Water Cut:	%
Heating Value:	Btu/scf	WGR:	bbl/MMcf

Remaining Reserves

Gas:	0.0 Mcf	Oil:	0.0 Mbbl
Number of Trends:	0		

Trends

Reserve Notes

Supporting Data Comments:

PRODUCT RESERVES & RATIOS (Sales Basis)*

	Reserve	Yield	ISC
Ethane			
Propane			
Butane			
Pentane+			
Field Condensate			
Sulphur			

* Items have details

INTERESTS AND BURDENS

Acquisition Date:
Disposition Date:

Interests	Lessor	Burdens
Freehold 0.625% Manual	Freehold 20% Manual	

Participant Remarks: 3.125% of a 20% Freehold Royalty

Legend Energy Canada Ltd.
PRODUCTION AND FORECAST

Effective December 31, 2013

Operator:	**CANADIAN NATURAL RESOURCES LIMITED**		**Turin-Retlaw**
Province:	**Alberta**		**00/03-18-011-18W4/0**
Field:	**TURIN**		**NRA**
Pool:	**CMG POOL 004 - LOWER MANNVILLE MM,SAWTOO**		
Unit:			
Status:	**SUSPENDED OIL**		



Hours Of Production (hours)
Cumulative Oil Production (bbl)
Calendar Daily Oil Production (bbl/day)
Gas/Oil Ratio (scf/bbl)
Water/Oil Ratio (bbl/bbl)
End Of Hist
Time (Years)



Calendar Daily Oil Production (bbl/day)
End Of Hist
Cumulative Oil Production (bbl)

Oil Cum	(bbl)	95,942	Gas Cum	(Mcf)	163,977	Water Cum	(bbl)	842,855	FCond Cum	(bbl)	0
Oil Rem Rec	(bbl)	0	Gas Rem Rec	(Mcf)	0	Water Rem Rec	(bbl)	0	FCond Rem Rec	(bbl)	0
Oil Ult Rec	(bbl)	95,942	Gas Ult Rec	(Mcf)	163,977	Water Ult Rec	(bbl)	842,855	FCond Ult Rec	(bbl)	0

Forecast Start (T0)		Calculation Type	Undefined	Est Cum Prod (bbl)	95,942	Decline Exp	
Forecast End (Tf)		OVIP (Volumetric) (bbl)	0	Remaining Rec (bbl)	0	Initial Decline (De)	
Initial Rate (qi) (bbl/day)		Rec Factor (Volumetric)	0.000	Gas Surface Loss	0.0	Reserve Life Index	
Final Rate (qf) (bbl/day)		Ult Recoverable (bbl)	95,942	Gas Total Sales (Mcf)	0	Reserve Half Life	

INSITE Petroleum Consultants Ltd.

Effective December 31, 2013

GENERAL

Property:	Turin-Retlaw	Operator:	CANADIAN NATURAL RESOURCES LIMITED
Location:	00/06-18-011-18W4/0	Formation	SUNBURST SS
Category	NRA	Calculation Type:	Performance
Type:	Oil	Class:	Light
Current Status:	PUMPING OIL	Current Status Date:	2012-05-20
Alt ID:			

Entity Comments:

ZONE

Rig Release Date:	1985-11-13	Top Depth:	3,602.4 ft KB
Kelly Bushing:	2,802.8 ft SS	Total Depth:	3,710.6 ft KB
Pool Name:	CMG POOL 004 - LOWER	Midpoint Perf Depth:	3,612.2 ft KB

RESERVOIR & RESERVES SUMMARY   (* data from volumetric tab)

Reservoir Parameters *		Oil		Gas	
Formation Top:	ft	Original Volume In Place:	Mbbl	Original Volume In Place:	MMcf
Gas/Oil Contact:	ft	Recovery Factor:	Fraction	Recovery Factor:	Fraction
Water Contact:	ft	Ultimate Recoverable:	20.9 Mbbl	Ultimate Recoverable:	28.3 MMcf
Production Area:	acre	Cumulative Production:	20.9 Mbbl	Cumulative Production:	28.3 MMcf
Net Pay:	ft	Remaining Recoverable:	0.0 Mbbl	Remaining Recoverable:	0.0 MMcf
Reservoir Volume:	0.0 acre-ft	Oil Shrinkage: *	Fraction	Sales Gas:	0.0 MMcf
Porosity:	Fraction			Oil Saturation: *	Fraction
Water Saturation:	Fraction			Z Factor: *	Fraction
Initial Pressure:	psi			Surface Loss:	0.98 Fraction
Initial Temp:	F			H2S Content:	0.0026 Fraction
				CO2 Content:	0.1418 Fraction

Volumetric Remarks:

Category Remarks: Marginal rates.
Shut-in October 2013.

FORECAST RATES AND TRENDS

On Production Date:	1986-02-01	GOR:	2,300.0 scf/bbl
Lift Type:		OGR:	bbl/MMcf
Oil Gravity:	API	Water Cut:	%
Heating Value:	1,022 Btu/scf	WGR:	bbl/MMcf

Remaining Reserves

Gas:	0.0 Mcf	Oil:	0.0 Mbbl

Number of Trends: 0

Trends

Reserve Notes

Supporting Data Comments:

PRODUCT RESERVES & RATIOS (Sales Basis)*

	Reserve	Yield	ISC
Ethane			0.0707 Molar Fraction
Propane	0 bbl	624.50 bbl/MMcf	0.0111 Molar Fraction
Butane	0 bbl	360.00 bbl/MMcf	0.0027 Molar Fraction
Pentane+	0 bbl	335.50 bbl/MMcf	0.0012 Molar Fraction
Field Condensate			
Sulphur	0 lt	7.00 lt/MMcf	

* Items have details

INTERESTS AND BURDENS

Acquisition Date:
Disposition Date:

Interests	Lessor	Burdens
Freehold 0.625% Manual	Freehold 20% Manual	

Participant Remarks: 3.125% of a 20% Freehold Royalty

Legend Energy Canada Ltd.
PRODUCTION AND FORECAST

Effective December 31, 2013

Operator:	CANADIAN NATURAL RESOURCES LIMITED
Province:	Alberta
Field:	TURIN
Pool:	CMG POOL 004 - LOWER MANNVILLE MM,SAWTOO
Unit:	
Status:	PUMPING OIL

Turin-Retlaw
00/06-18-011-18W4/0
NRA





Oil Cum	(bbl)	20,943	Gas Cum	(Mcf)	28,264	Water Cum	(bbl)	1,201	FCond Cum	(bbl)	0
Oil Rem Rec	(bbl)	0	Gas Rem Rec	(Mcf)	0	Water Rem Rec	(bbl)	0	FCond Rem Rec	(bbl)	0
Oil Ult Rec	(bbl)	20,943	Gas Ult Rec	(Mcf)	28,264	Water Ult Rec	(bbl)	1,201	FCond Ult Rec	(bbl)	0

Forecast Start (T0)			Calculation Type		Performance	Est Cum Prod	(bbl)	20,943	Decline Exp	
Forecast End (Tf)			OVIP (Volumetric)	(bbl)	0	Remaining Rec	(bbl)	0	Initial Decline (De)	
Initial Rate (qi)	(bbl/day)		Rec Factor (Volumetric)		0.000	Gas Surface Loss		0.98	Reserve Life Index	
Final Rate (qf)	(bbl/day)		Ult Recoverable	(bbl)	20,943	Gas Total Sales	(Mcf)	0	Reserve Half Life	

Legend Energy Canada Ltd.
INPUT DATA SHEET
Dec 31, 2013 Constant Prices and Costs (SEC Compliant) (CAD)

Effective December 31, 2013

GENERAL

Property:	Turin-Retlaw	Operator:	CANADIAN NATURAL RESOURCES LIMITED
Location:	00/08-18-011-18W4/3	Formation:	MANNVILLE LOWER
Category	PDP	Calculation Type:	Decline
Type:	Oil	Class:	Light
Current Status:	PUMPING OIL	Current Status Date:	2010-07-13
Alt ID:			

Entity Comments:

ZONE

Rig Release Date:	2010-02-13	Top Depth:	3,595.8 ft KB
Kelly Bushing:	2,806.4 ft SS	Total Depth:	3,740.2 ft KB
Pool Name:	CMG POOL 004 - LOWER	Midpoint Perf Depth:	3,602.4 ft KB

RESERVOIR & RESERVES SUMMARY   (* data from volumetric tab)

Reservoir Parameters *		Oil			Gas		
Formation Top:	ft	Original Volume In Place:		Mbbl	Original Volume In Place:		MMcf
Gas/Oil Contact:	ft	Recovery Factor:		Fraction	Recovery Factor:		Fraction
Water Contact:	ft	Ultimate Recoverable:		20.0 Mbbl	Ultimate Recoverable:		13.2 MMcf
Production Area:	acre	Cumulative Production:		8.5 Mbbl	Cumulative Production:		7.4 MMcf
Net Pay:	ft	Remaining Recoverable:		11.5 Mbbl	Remaining Recoverable:		5.8 MMcf
Reservoir Volume:	0.0 acre-ft	Oil Shrinkage: *		Fraction	Sales Gas:		0.1 MMcf
Porosity:	Fraction				Oil Saturation: *		Fraction
Water Saturation:	Fraction				Z Factor: *		Fraction
Initial Pressure:	psi				Surface Loss:		0.98 Fraction
Initial Temp:	F				H2S Content:		0.0026 Fraction
					CO2 Content:		0.1418 Fraction

Volumetric Remarks:

Category Remarks:

FORECAST RATES AND TRENDS

On Production Date:	2010-07-13	GOR:	500.0 scf/bbl
Lift Type:		OGR:	bbl/MMcf
Oil Gravity:	API	Water Cut:	%
Heating Value:	1,022 Btu/scf	WGR:	bbl/MMcf

Remaining Reserves

Gas:	5,758.0 Mcf	Oil:	11.5 Mbbl

Number of Trends:	1

Trends	**1**
Product:	Oil
Start Date:	2014-01-01
End Date:	2023-04-25
Initial Rate:	5 bbl/day
Rate at Effective Date:	5 bbl/day
Final Rate:	2 bbl/day
Decline Exponent:	0.000
Min Effective Decline:	
Final Cum:	20.0 Mbbl

Reserve Notes

Supporting Data Comments:

PRODUCT RESERVES & RATIOS (Sales Basis)*

	Reserve	Yield	ISC
Ethane			0.0707 Molar Fraction
Propane	72 bbl	624.50 bbl/MMcf	0.0111 Molar Fraction
Butane	41 bbl	360.00 bbl/MMcf	0.0027 Molar Fraction
Pentane+	39 bbl	335.50 bbl/MMcf	0.0012 Molar Fraction
Field Condensate			
Sulphur	1 lt	7.00 lt/MMcf	

* Items have details

INTERESTS AND BURDENS

Acquisition Date:
Disposition Date:

Interests	Lessor	Burdens
Freehold 0.625% Manual	Freehold 20% Manual	

Participant Remarks: 3.125% of a 20% Freehold Royalty

insite
Petroleum Consultants Ltd.

Legend Energy Canada Ltd.
PRODUCTION AND FORECAST

Effective December 31, 2013

Operator:	**CANADIAN NATURAL RESOURCES LIMITED**		**Turin-Retlaw**
Province:	**Alberta**		**00/08-18-011-18W4/3**
Field:	**TURIN**		**PDP**
Pool:	**CMG POOL 004 - LOWER MANNVILLE MM,SAWTOO**		
Unit:			
Status:	**PUMPING OIL**		



Hours Of Production (hours)
Cumulative Oil Production (bbl)
Calendar Daily Oil Production (bbl/day)
Gas/Oil Ratio (scf/bbl)
Water/Oil Ratio (bbl/bbl)
Oil Qf
Eff End Of Hist
2011 2012 2013 2014 2015 2016 2017 2018 2019
Time (Years)



Calendar Daily Oil Production (bbl/day)
Oil Qf
Eff End Of Hist
0 2,500 5,000 7,500 10,000 12,500 15,000 17,500 20,000 22,500 25,000 27,500 30,000
Cumulative Oil Production (bbl)

Oil Cum	(bbl)	8,484	Gas Cum	(Mcf)	7,429	Water Cum	(bbl)	17,673	FCond Cum	(bbl)	0
Oil Rem Rec	(bbl)	11,516	Gas Rem Rec	(Mcf)	5,758	Water Rem Rec	(bbl)	0	FCond Rem Rec	(bbl)	0
Oil Ult Rec	(bbl)	20,000	Gas Ult Rec	(Mcf)	13,187	Water Ult Rec	(bbl)	17,673	FCond Ult Rec	(bbl)	0

Forecast Start (T0)	01/01/2014	Calculation Type	Decline	Est Cum Prod (bbl)	8,484	Decline Exp	0.000
Forecast End (Tf)	04/24/2023	OVIP (Volumetric) (bbl)	0	Remaining Rec (bbl)	11,516	Initial Decline (De)	09.9
Initial Rate (qi) (bbl/day)	5.3	Rec Factor (Volumetric)	0.000	Gas Surface Loss	0.98	Reserve Life Index	6.27
Final Rate (qf) (bbl/day)	2.0	Ult Recoverable (bbl)	20,000	Gas Total Sales (Mcf)	115	Reserve Half Life	3.57

INSITE Petroleum Consultants Ltd.

Legend Energy Canada Ltd.
CASH FLOW
Dec 31, 2013 Constant Prices and Costs (SEC Compliant) (CAD)

Location : Turin-Retlaw, Alberta
Entity : 00/08-18-011-18W4/3
Formation : MANNVILLE LOWER
Effective December 31, 2013

Interests: Freehold 0.625% Manual

Lease Burden:

Lessor: Freehold 20% Manual

Total Proved Developed Producing Reserves

OIL, GAS & SULPHUR SUMMARY

		COMPANY OIL						COMPANY SALES GAS							SULPHUR		TOTAL	
	Wells	Pool Rates bbl/d	Pool Volumes bbl	WI Volume bbl	RI Volume bbl	Price $/bbl	Revenue $	Wells	Pool Rates Mcf/d	Pool Volumes Mcf	WI Volume Mcf	RI Volume Mcf	Price $/Mcf	Revenue $	Co. Share Volume lt	Price $/lt	WI Rates boe/d	Co. Share Rates boe/d
2014	1.0	5	1,836.8	0.0	11.5	76.04	873	0.0	0	18.4	0.0	0.1	3.23	0	0.0	70.88	0	0
2015	1.0	5	1,654.4	0.0	10.3	76.04	786	0.0	0	16.5	0.0	0.1	3.23	0	0.0	70.90	0	0
2016	1.0	4	1,493.9	0.0	9.3	76.04	710	0.0	0	14.9	0.0	0.1	3.23	0	0.0	70.91	0	0
2017	1.0	4	1,341.7	0.0	8.4	76.04	638	0.0	0	13.4	0.0	0.1	3.23	0	0.0	70.90	0	0
2018	1.0	3	1,208.5	0.0	7.6	76.04	574	0.0	0	12.1	0.0	0.1	3.23	0	0.0	70.89	0	0
2019	1.0	3	1,088.4	0.0	6.8	76.04	517	0.0	0	10.9	0.0	0.1	3.23	0	0.0	70.89	0	0
2020	1.0	3	982.9	0.0	6.1	76.04	467	0.0	0	9.8	0.0	0.1	3.23	0	0.0	70.90	0	0
2021	1.0	2	882.7	0.0	5.5	76.04	420	0.0	0	8.8	0.0	0.1	3.23	0	0.0	70.90	0	0
2022	1.0	2	795.1	0.0	5.0	76.04	378	0.0	0	8.0	0.0	0.0	3.23	0	0.0	70.89	0	0
2023	1.0	1	231.6	0.0	1.4	76.04	110	0.0	0	2.3	0.0	0.0	3.23	0	0.0	70.87	0	0
Sub			11,516.0	0.0	72.0	76.04	5,473			115.2	0.0	0.7	3.23	2	0.0	70.90		
Rem			0.0	0.0	0.0	0.00	0			0.0	0.0	0.0	0.00	0	0.0	0.00		
Total			11,516.0	0.0	72.0	76.04	5,473			115.2	0.0	0.7	3.23	2	0.0	70.90		

NGL SUMMARY

	CONDENSATE				ETHANE				PROPANE				BUTANE				TOTAL NGL		
	WI Volume bbl	RI Volume bbl	Price $/bbl	Co. Share Revenue $	WI Volume bbl	RI Volume bbl	Price $/bbl	Co. Share Revenue $	WI Volume bbl	RI Volume bbl	Price $/bbl	Co. Share Revenue $	WI Volume bbl	RI Volume bbl	Price $/bbl	Co. Share Revenue $	WI Volume bbl	RI Volumes bbl	CS Net Volumes bbl
2014	0.0	0.0	105.65	4.1	0.0	0.0	0.00	0.0	0.0	0.1	37.66	2.7	0.0	0.0	69.23	2.9	0.0	0.2	0.2
2015	0.0	0.0	105.65	3.7	0.0	0.0	0.00	0.0	0.0	0.1	37.66	2.4	0.0	0.0	69.23	2.6	0.0	0.1	0.1
2016	0.0	0.0	105.65	3.3	0.0	0.0	0.00	0.0	0.0	0.1	37.66	2.2	0.0	0.0	69.23	2.3	0.0	0.1	0.1
2017	0.0	0.0	105.65	3.0	0.0	0.0	0.00	0.0	0.0	0.1	37.66	2.0	0.0	0.0	69.23	2.1	0.0	0.1	0.1
2018	0.0	0.0	105.65	2.7	0.0	0.0	0.00	0.0	0.0	0.0	37.66	1.8	0.0	0.0	69.23	1.9	0.0	0.1	0.1
2019	0.0	0.0	105.65	2.4	0.0	0.0	0.00	0.0	0.0	0.0	37.66	1.6	0.0	0.0	69.23	1.7	0.0	0.1	0.1
2020	0.0	0.0	105.65	2.2	0.0	0.0	0.00	0.0	0.0	0.0	37.66	1.4	0.0	0.0	69.23	1.5	0.0	0.1	0.1
2021	0.0	0.0	105.65	2.0	0.0	0.0	0.00	0.0	0.0	0.0	37.66	1.3	0.0	0.0	69.23	1.4	0.0	0.1	0.1
2022	0.0	0.0	105.65	1.8	0.0	0.0	0.00	0.0	0.0	0.0	37.66	1.2	0.0	0.0	69.23	1.2	0.0	0.1	0.1
2023	0.0	0.0	105.65	0.5	0.0	0.0	0.00	0.0	0.0	0.0	37.66	0.3	0.0	0.0	69.23	0.4	0.0	0.0	0.0
Sub	0.0	0.2	105.65	25.5	0.0	0.0	0.00	0.0	0.0	0.4	37.66	16.9	0.0	0.3	69.23	17.9	0.0	1.0	1.0
Rem	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.0
Total	0.0	0.2	105.65	25.5	0.0	0.0	0.00	0.0	0.0	0.4	37.66	16.9	0.0	0.3	69.23	17.9	0.0	1.0	1.0

CASH FLOW BTAX

	Company Revenue $	Crown Royalty $	Freehold Royalty $	ORR Royalty $	Mineral Tax $	Total Royalty Burden %	Net Rev After Royalties $	Other Income $	Sask Corp Cap Tax $	Fixed Oper Expense $	Variable Operating Expense $	Other Expenses $	Total Operating Costs $	Abandon Cost & Salvage $	Net Operating Income $	Total Investment $	NET Cash Flow $	CUM Cash Flow $	Disc Cash Flow (10%) $
2014	883	0.0	0.0	0.0	0.0	0	883	0.0	0.0	0.0	0.0	0.1	0.1	0.0	883	0.0	883	883	843
2015	795	0.0	0.0	0.0	0.0	0	795	0.0	0.0	0.0	0.0	0.1	0.1	0.0	795	0.0	795	1,678	690
2016	718	0.0	0.0	0.0	0.0	0	718	0.0	0.0	0.0	0.0	0.0	0.0	0.0	718	0.0	718	2,396	567
2017	645	0.0	0.0	0.0	0.0	0	645	0.0	0.0	0.0	0.0	0.0	0.0	0.0	645	0.0	645	3,041	462
2018	581	0.0	0.0	0.0	0.0	0	581	0.0	0.0	0.0	0.0	0.0	0.0	0.0	581	0.0	581	3,622	378
2019	523	0.0	0.0	0.0	0.0	0	523	0.0	0.0	0.0	0.0	0.0	0.0	0.0	523	0.0	523	4,145	310
2020	472	0.0	0.0	0.0	0.0	0	472	0.0	0.0	0.0	0.0	0.0	0.0	0.0	472	0.0	472	4,618	254
2021	424	0.0	0.0	0.0	0.0	0	424	0.0	0.0	0.0	0.0	0.0	0.0	0.0	424	0.0	424	5,042	208
2022	382	0.0	0.0	0.0	0.0	0	382	0.0	0.0	0.0	0.0	0.0	0.0	0.0	382	0.0	382	5,424	170
2023	111	0.0	0.0	0.0	0.0	0	111	0.0	0.0	0.0	0.0	0.0	0.0	0.0	111	0.0	111	5,536	45
Sub	5,536	0.0	0.0	0.0	0.0	0	5,536	0.0	0.0	0.0	0.0	0.4	0.4	0.0	5,536	0.0	5,536	5,536	3,927
Rem	0	0.0	0.0	0.0	0.0	0	0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0	0.0	0	5,536	0
Total	5,536	0.0	0.0	0.0	0.0	0	5,536	0.0	0.0	0.0	0.0	0.4	0.4	0.0	5,536	0.0	5,536	5,536	3,927

CO. SHARE RESERVES LIFE (years)

Reserves Half Life	3.6
RLI (Principal Product)	6.27
Reserves Life	10.00
RLI (BOE)	6.3

TOTAL RESERVES - SALES

	GROSS	WI	CO SH	NET
Oil (bbl)	11,516	0	72	72
Gas (Mcf)	115	0	1	1
Gas (bbl)	19	0	0	0
*NGL (bbl)	113	0	1	1
Cond (bbl)	39	0	0	0
Total (bbl)	11,687	0	73	73

*This NGL Value includes only Ethane, Propane and Butane. Condensate and Field Condensate are included in the Condensate line.

NET PRESENT VALUES BEFORE TAX

Discount Rate %	Op Income $	Investment $	Cash Flow $	NPV/BOE $/BOE
0	5,536	0.0	5,536	75.78
5	4,609	0.0	4,609	63.10
8	4,176	0.0	4,176	57.17
10	3,927	0.0	3,927	53.76
15	3,412	0.0	3,412	46.71
20	3,014	0.0	3,014	41.27

CAPITAL (undisc)

		Unrisked	Risked
Cost Of Prod.	$/BOEPD	0.00	0.00
Cost Of Reserves	$/BOE	0.00	0.00
Prob Of Success	%	100.00	100.00
Chance Of	%	100.00	100.00

ECONOMIC INDICATORS

		BTAX			
		Unrisked		Risked	
Discount Rate	(%)		10.0		10.0
Payout	(Yrs)		0.00		0.00
Discounted Payout	(Yrs)		0.00		0.00
DCF Rate of Return	(%)	>	200.0	>	200.0
NPV/Undisc Invest			0.0		0.0
NPV/Disc Invest			0.0		0.0
Undisc NPV/Undisc Invest			0.0		0.0
NPV/DIS Cap Exposure			0.0		0.0
NPV/BOEPD	(M$/boepd)		123.1		123.1

FIRST 12 MONTHS AVG. PERFORMANCE (undisc)

		WI		Co. Share	
		Unrisked	Risked	Unrisked	Risked
Prod (3 Mo Ave)	(BOEPD)	0.00	0.00	0.03	0.03
Prod (12 Mo Ave)	(BOEPD)	0.00	0.00	0.03	0.03
Price	($/BOE)	0.00	0.00	75.79	75.79
Royalties	($/BOE)	0.00	0.00	0.00	0.00
Operating Costs	($/BOE)	0.00	0.00	0.00	0.00
NetBack	($/BOE)	0.00	0.00	75.78	75.78
Recycle Ratio	(ratio)	0.00	0.00	0.00	0.00

insite Petroleum Consultants Ltd.

Legend Energy Canada Ltd.
INPUT DATA SHEET
Dec 31, 2013 Constant Prices and Costs (SEC Compliant) (CAD)

Effective December 31, 2013

GENERAL

Property:	Turin-Retlaw	Operator:	CANADIAN NATURAL RESOURCES LIMITED
Location:	00/08-18-011-18W4/3	Formation:	MANNVILLE LOWER
Category:	P+P	Calculation Type:	Decline
Type:	Oil	Class:	Light
Current Status:	PUMPING OIL	Current Status Date:	2010-07-13
Alt ID:			

Entity Comments:

ZONE

Rig Release Date:	2010-02-13	Top Depth:	3,595.8 ft KB
Kelly Bushing:	2,806.4 ft SS	Total Depth:	3,740.2 ft KB
Pool Name:	CMG POOL 004 - LOWER	Midpoint Perf Depth:	3,602.4 ft KB

RESERVOIR & RESERVES SUMMARY (* data from volumetric tab)

Reservoir Parameters *		Oil		Gas	
Formation Top:	ft	Original Volume In Place:	Mbbl	Original Volume In Place:	MMcf
Gas/Oil Contact:	ft	Recovery Factor:	Fraction	Recovery Factor:	Fraction
Water Contact:	ft	Ultimate Recoverable:	22.5 Mbbl	Ultimate Recoverable:	14.4 MMcf
Production Area:	acre	Cumulative Production:	8.5 Mbbl	Cumulative Production:	7.4 MMcf
Net Pay:	ft	Remaining Recoverable:	14.0 Mbbl	Remaining Recoverable:	7.0 MMcf
Reservoir Volume:	0.0 acre-ft	Oil Shrinkage: *	Fraction	Sales Gas:	0.1 MMcf
Porosity:	Fraction			Oil Saturation: *	Fraction
Water Saturation:	Fraction			Z Factor: *	Fraction
Initial Pressure:	psi			Surface Loss:	0.98 Fraction
Initial Temp:	F			H2S Content:	0.0026 Fraction
				CO2 Content:	0.1416 Fraction

Volumetric Remarks:

Category Remarks:

FORECAST RATES AND TRENDS

On Production Date:	2010-07-13	GOR:	500.0 scf/bbl
Lift Type:		OGR:	bbl/MMcf
Oil Gravity:	API	Water Cut:	%
Heating Value:	1,022 Btu/scf	WGR:	bbl/MMcf

Remaining Reserves

Gas:	7,008.0 Mcf	Oil:	14.0 Mbbl

Number of Trends: 1

Trends	1
Product:	Oil
Start Date:	2014-01-01
End Date:	2025-05-03
Initial Rate:	5 bbl/day
Rate at Effective Date:	5 bbl/day
Final Rate:	2 bbl/day
Decline Exponent:	0.000
Min Effective Decline:	
Final Cum:	22.5 Mbbl

Reserve Notes

Supporting Data Comments: Product ratios reflect sales ratios. Revenue statements reflect minimal gas revenue.

PRODUCT RESERVES & RATIOS (Sales Basis)*

	Reserve	Yield	ISC
Ethane			0.0707 Molar Fraction
Propane	88 bbl	624.50 bbl/MMcf	0.0111 Molar Fraction
Butane	50 bbl	360.00 bbl/MMcf	0.0027 Molar Fraction
Pentane+	47 bbl	335.50 bbl/MMcf	0.0012 Molar Fraction
Field Condensate			
Sulphur	1 lt	7.00 lt/MMcf	

* Items have details

INTERESTS AND BURDENS

Acquisition Date:

Disposition Date:

Interests	Lessor	Burdens
Freehold 0.625% Manual	Freehold 20% Manual	

Participant Remarks: 3.125% of a 20% Freehold Royalty

INSITE Petroleum Consultants Ltd.

Legend Energy Canada Ltd.
PRODUCTION AND FORECAST

Effective December 31, 2013

Operator:	**CANADIAN NATURAL RESOURCES LIMITED**
Province:	**Alberta**
Field:	**TURIN**
Pool:	**CMG POOL 004 - LOWER MANNVILLE MM,SAWTOO**
Unit:	
Status:	**PUMPING OIL**

Turin-Retlaw
00/08-18-011-18W4/3
P+P



Hours Of Production (hours)
Cumulative Oil Production (bbl)
Calendar Daily Oil Production (bbl/day)
Gas/Oil Ratio (scf/bbl)
Water/Oil Ratio (bbl/bbl)
Oil Qf
Eff
End Of Hist
2011 2012 2013 2014 2015 2016 2017 2018 2019
Time (Years)



Calendar Daily Oil Production (bbl/day)
Oil Qf
Eff
End Of Hist
0 2,500 5,000 7,500 10,000 12,500 15,000 17,500 20,000 22,500 25,000 27,500 30,000
Cumulative Oil Production (bbl)

Oil Cum	(bbl)	8,484	Gas Cum	(Mcf)	7,429	Water Cum	(bbl)	17,673	FCond Cum	(bbl)	0
Oil Rem Rec	(bbl)	14,016	Gas Rem Rec	(Mcf)	7,008	Water Rem Rec	(bbl)	0	FCond Rem Rec	(bbl)	0
Oil Ult Rec	(bbl)	22,500	Gas Ult Rec	(Mcf)	14,437	Water Ult Rec	(bbl)	17,673	FCond Ult Rec	(bbl)	0

Forecast Start (T0)	01/01/2014	Calculation Type	Decline	Est Cum Prod (bbl)	8,484	Decline Exp	0.000
Forecast End (Tf)	05/02/2025	OVIP (Volumetric) (bbl)	0	Remaining Rec (bbl)	14,016	Initial Decline (De)	08.2
Initial Rate (qi) (bbl/day)	5.3	Rec Factor (Volumetric)	0.000	Gas Surface Loss	0.98	Reserve Life Index	7.56
Final Rate (qf) (bbl/day)	2.0	Ult Recoverable (bbl)	22,500	Gas Total Sales (Mcf)	140	Reserve Half Life	4.35

INSITE Petroleum Consultants Ltd.

Legend Energy Canada Ltd.
CASH FLOW
Dec 31, 2013 Constant Prices and Costs (SEC Compliant) (CAD)

Location : Turin-Retlaw, Alberta   **Interests:** Freehold 0.625% Manual   **Lease Burden:**

Entity : 00/08-18-011-18W4/3

Formation : MANNVILLE LOWER   **Lessor:** Freehold 20% Manual

Effective December 31, 2013   Total Proved Plus Probable Reserves

OIL, GAS & SULPHUR SUMMARY

			COMPANY OIL							COMPANY SALES GAS						SULPHUR		TOTAL	
	Wells	Pool Rates bbl/d	Pool Volumes bbl	WI Volume bbl	RI Volume bbl	Price $/bbl	Revenue $	Wells	Pool Rates Mcf/d	Pool Volumes Mcf	WI Volume Mcf	RI Volume Mcf	Price $/Mcf	Revenue $	Co. Share Volume lt	Price $/lt	WI Rates boe/d	Co. Share Rates boe/d
2014	1.0	5	1,853.7	0.0	11.6	76.04	881	0.0	0	18.5	0.0	0.1	3.23	0	0.0	70.90	0	0
2015	1.0	5	1,701.1	0.0	10.6	76.04	808	0.0	0	17.0	0.0	0.1	3.23	0	0.0	70.92	0	0
2016	1.0	4	1,565.1	0.0	9.8	76.04	744	0.0	0	15.7	0.0	0.1	3.23	0	0.0	70.92	0	0
2017	1.0	4	1,432.1	0.0	9.0	76.04	681	0.0	0	14.3	0.0	0.1	3.23	0	0.0	70.90	0	0
2018	1.0	4	1,314.2	0.0	8.2	76.04	625	0.0	0	13.1	0.0	0.1	3.23	0	0.0	70.89	0	0
2019	1.0	3	1,205.9	0.0	7.5	76.04	573	0.0	0	12.1	0.0	0.1	3.23	0	0.0	70.91	0	0
2020	1.0	3	1,109.5	0.0	6.9	76.04	527	0.0	0	11.1	0.0	0.1	3.23	0	0.0	70.91	0	0
2021	1.0	3	1,015.3	0.0	6.3	76.04	482	0.0	0	10.2	0.0	0.1	3.23	0	0.0	70.89	0	0
2022	1.0	3	931.7	0.0	5.8	76.04	443	0.0	0	9.3	0.0	0.1	3.23	0	0.0	70.90	0	0
2023	1.0	2	854.9	0.0	5.3	76.04	406	0.0	0	8.5	0.0	0.1	3.23	0	0.0	70.90	0	0
Sub			12,983.5	0.0	81.1	76.04	6,170			129.8	0.0	0.8	3.23	3	0.0	70.91		
Rem			1,032.5	0.0	6.5	76.04	491			10.3	0.0	0.1	3.23		0.0	70.91		
Total			14,016.0	0.0	87.6	76.04	6,661			140.2	0.0	0.9	3.23	3	0.0	70.91		

NGL SUMMARY

	CONDENSATE				ETHANE				PROPANE				BUTANE				TOTAL NGL		
	WI Volume bbl	RI Volume bbl	Price $/bbl	Co. Share Revenue $	WI Volume bbl	RI Volume bbl	Price $/bbl	Co. Share Revenue $	WI Volume bbl	RI Volume bbl	Price $/bbl	Co. Share Revenue $	WI Volume bbl	RI Volume bbl	Price $/bbl	Co. Share Revenue $	WI Volume bbl	RI Volumes bbl	CS Net Volumes bbl
2014	0.0	0.0	105.65	4.1	0.0	0.0	0.00	0.0	0.0	0.1	37.66	2.7	0.0	0.0	69.23	2.9	0.0	0.2	0.2
2015	0.0	0.0	105.65	3.8	0.0	0.0	0.00	0.0	0.0	0.1	37.66	2.5	0.0	0.0	69.23	2.6	0.0	0.1	0.1
2016	0.0	0.0	105.65	3.5	0.0	0.0	0.00	0.0	0.0	0.1	37.66	2.3	0.0	0.0	69.23	2.4	0.0	0.1	0.1
2017	0.0	0.0	105.65	3.2	0.0	0.0	0.00	0.0	0.0	0.1	37.66	2.1	0.0	0.0	69.23	2.2	0.0	0.1	0.1
2018	0.0	0.0	105.65	2.9	0.0	0.0	0.00	0.0	0.0	0.1	37.66	1.9	0.0	0.0	69.23	2.0	0.0	0.1	0.1
2019	0.0	0.0	105.65	2.7	0.0	0.0	0.00	0.0	0.0	0.0	37.66	1.8	0.0	0.0	69.23	1.9	0.0	0.1	0.1
2020	0.0	0.0	105.65	2.5	0.0	0.0	0.00	0.0	0.0	0.0	37.66	1.6	0.0	0.0	69.23	1.7	0.0	0.1	0.1
2021	0.0	0.0	105.65	2.2	0.0	0.0	0.00	0.0	0.0	0.0	37.66	1.5	0.0	0.0	69.23	1.6	0.0	0.1	0.1
2022	0.0	0.0	105.65	2.1	0.0	0.0	0.00	0.0	0.0	0.0	37.66	1.4	0.0	0.0	69.23	1.5	0.0	0.1	0.1
2023	0.0	0.0	105.65	1.9	0.0	0.0	0.00	0.0	0.0	0.0	37.66	1.3	0.0	0.0	69.23	1.3	0.0	0.1	0.1
Sub	0.0	0.3	105.65	28.8	0.0	0.0	0.00	0.0	0.0	0.5	37.66	19.1	0.0	0.3	69.23	20.2	0.0	1.1	1.1
Rem	0.0	0.0	105.65	2.3	0.0	0.0	0.00	0.0	0.0	0.0	37.66	1.5	0.0	0.0	69.23	1.6	0.0	0.1	0.1
Total	0.0	0.3	105.65	31.1	0.0	0.0	0.00	0.0	0.0	0.5	37.66	20.6	0.0	0.3	69.23	21.8	0.0	1.2	1.2

CASH FLOW BTAX

	Company Revenue $	Crown Royalty $	Freehold Royalty $	ORR Royalty $	Mineral Tax $	Total Royalty Burden %	Net Rev After Royalties $	Other Income $	Sask Corp Cap Tax $	Fixed Oper Expense $	Variable Operating Expense $	Other Expenses $	Total Operating Costs $	Abandon Cost & Salvage $	Net Operating Income $	Total Investment $	NET Cash Flow $	CUM Cash Flow $	Disc Cash Flow (10%) $
2014	891	0.0	0.0	0.0	0.0	0	891	0.0	0.0	0.0	0.0	0.1	0.1	0.0	891	0.0	891	891	851
2015	818	0.0	0.0	0.0	0.0	0	818	0.0	0.0	0.0	0.0	0.1	0.1	0.0	818	0.0	818	1,709	710
2016	752	0.0	0.0	0.0	0.0	0	752	0.0	0.0	0.0	0.0	0.0	0.0	0.0	752	0.0	752	2,461	594
2017	688	0.0	0.0	0.0	0.0	0	688	0.0	0.0	0.0	0.0	0.0	0.0	0.0	688	0.0	688	3,149	493
2018	632	0.0	0.0	0.0	0.0	0	632	0.0	0.0	0.0	0.0	0.0	0.0	0.0	632	0.0	632	3,781	411
2019	580	0.0	0.0	0.0	0.0	0	580	0.0	0.0	0.0	0.0	0.0	0.0	0.0	580	0.0	580	4,361	343
2020	533	0.0	0.0	0.0	0.0	0	533	0.0	0.0	0.0	0.0	0.0	0.0	0.0	533	0.0	533	4,894	287
2021	488	0.0	0.0	0.0	0.0	0	488	0.0	0.0	0.0	0.0	0.0	0.0	0.0	488	0.0	488	5,382	239
2022	448	0.0	0.0	0.0	0.0	0	448	0.0	0.0	0.0	0.0	0.0	0.0	0.0	448	0.0	448	5,830	199
2023	411	0.0	0.0	0.0	0.0	0	411	0.0	0.0	0.0	0.0	0.0	0.0	0.0	411	0.0	411	6,241	166
Sub	6,241	0.0	0.0	0.0	0.0	0	6,241	0.0	0.0	0.0	0.0	0.4	0.4	0.0	6,241	0.0	6,241	6,241	4,293
Rem	496	0.0	0.0	0.0	0.0	0	496	0.0	0.0	0.0	0.0	0.0	0.0	0.0	496	0.0	496	6,737	179
Total	6,738	0.0	0.0	0.0	0.0	0	6,738	0.0	0.0	0.0	0.0	0.4	0.4	0.0	6,737	0.0	6,737	6,737	4,471

CO. SHARE RESERVES LIFE (years)

Reserves Half Life	4.3
RLI (Principal Product)	7.56
Reserves Life	12.00
RLI (BOE)	7.6

TOTAL RESERVES - SALES

	GROSS	WI	CO SH	NET
Oil (bbl)	14,016	0	88	88
Gas (Mcf)	140	0	1	1
Gas (bbl)	23	0	0	0
*NGL (bbl)	138	0	1	1
Cond (bbl)	47	0	0	0
Total (bbl)	14,224	0	89	89

*This NGL Value includes only Ethane, Propane and Butane. Condensate and Field Condensate are included in the Condensate line.

NET PRESENT VALUES BEFORE TAX

Discount Rate %	Op Income $	Investment $	Cash Flow $	NPV/BOE $/BOE
0	6,737	0.0	6,737	75.78
5	5,403	0.0	5,403	60.77
8	4,806	0.0	4,806	54.07
10	4,471	0.0	4,471	50.30
15	3,799	0.0	3,799	42.73
20	3,298	0.0	3,298	37.10

CAPITAL (undisc)

		Unrisked	Risked
Cost Of Prod.	$/BOEPD	0.00	0.00
Cost Of Reserves	$/BOE	0.00	0.00
Prob Of Success	%	100.00	100.00
Chance Of	%	100.00	100.00

ECONOMIC INDICATORS

		BTAX			
		Unrisked		Risked	
Discount Rate	(%)	10.0		10.0	
Payout	(Yrs)	0.00		0.00	
Discounted Payout	(Yrs)	0.00		0.00	
DCF Rate of Return	(%)	>	200.0	>	200.0
NPV/Undisc Invest		0.0		0.0	
NPV/Disc Invest		0.0		0.0	
Undisc NPV/Undisc Invest		0.0		0.0	
NPV/DIS Cap Exposure		0.0		0.0	
NPV/BOEPD	(M$/boepd)	138.9		138.9	

FIRST 12 MONTHS AVG. PERFORMANCE (undisc)

		WI		Co. Share	
		Unrisked	Risked	Unrisked	Risked
Prod (3 Mo Ave)	(BOEPD)	0.00	0.00	0.03	0.03
Prod (12 Mo Ave)	(BOEPD)	0.00	0.00	0.03	0.03
Price	($/BOE)	0.00	0.00	75.79	75.79
Royalties	($/BOE)	0.00	0.00	0.00	0.00
Operating Costs	($/BOE)	0.00	0.00	0.00	0.00
NetBack	($/BOE)	0.00	0.00	75.78	75.78
Recycle Ratio	(ratio)	0.00	0.00	0.00	0.00

Legend Energy Canada Ltd.
INPUT DATA SHEET
Dec 31, 2013 Constant Prices and Costs (SEC Compliant) (CAD)

Effective December 31, 2013

GENERAL

Property:	Turin-Retlaw	Operator:	CANADIAN NATURAL RESOURCES LIMITED
Location:	00/01-12-011-19W4/0	Formation:	SAWTOOTH
Category	NRA	Calculation Type:	
Type:	Oil	Class:	Light
Current Status:	ABANDONED OIL	Current Status Date:	2003-09-10
Alt ID:			

Entity Comments:

ZONE

Rig Release Date:	1988-07-26	Top Depth:	3,590.9 ft KB
Kelly Bushing:	2,780.5 ft SS	Total Depth:	3,687.7 ft KB
Pool Name:	CMG POOL 004 - LOWER	Midpoint Perf Depth:	3,593.5 ft KB

RESERVOIR & RESERVES SUMMARY (* data from volumetric tab)

Reservoir Parameters *		Oil		Gas	
Formation Top:	ft	Original Volume In Place:	Mbbl	Original Volume In Place:	MMcf
Gas/Oil Contact:	ft	Recovery Factor:	Fraction	Recovery Factor:	Fraction
Water Contact:	ft	Ultimate Recoverable:	31.6 Mbbl	Ultimate Recoverable:	43.2 MMcf
Production Area:	acre	Cumulative Production:	31.6 Mbbl	Cumulative Production:	43.2 MMcf
Net Pay:	ft	Remaining Recoverable:	0.0 Mbbl	Remaining Recoverable:	0.0 MMcf
Reservoir Volume:	0.0 acre-ft	Oil Shrinkage: *	Fraction	Sales Gas:	0.0 MMcf
Porosity:	Fraction			Oil Saturation: *	Fraction
Water Saturation:	Fraction			Z Factor: *	Fraction
Initial Pressure:	psi			Surface Loss:	0.00 Fraction
Initial Temp:	F			H2S Content:	0.0000 Fraction
				CO2 Content:	0.1696 Fraction

Volumetric Remarks:

Category Remarks: Abandoned.

FORECAST RATES AND TRENDS

On Production Date:	1988-08-11	GOR:	scf/bbl
Lift Type:		OGR:	bbl/MMcf
Oil Gravity:	API	Water Cut:	%
Heating Value:	Btu/scf	WGR:	bbl/MMcf

Remaining Reserves

Gas:	0.0 Mcf	Oil:	0.0 Mbbl

Number of Trends: 0

Trends

Reserve Notes

Supporting Data Comments:

PRODUCT RESERVES & RATIOS (Sales Basis)*

	Reserve	Yield	ISC
Ethane			
Propane			
Butane			
Pentane+			
Field Condensate			
Sulphur			

* Items have details

INTERESTS AND BURDENS

Acquisition Date:
Disposition Date:

Interests	Lessor	Burdens
100% WI	Crown	

Participant Remarks:

INSITE Petroleum Consultants Ltd.

Legend Energy Canada Ltd.
PRODUCTION AND FORECAST

Effective December 31, 2013

Operator:	CANADIAN NATURAL RESOURCES LIMITED	**Turin-Retlaw**
Province:	Alberta	00/01-12-011-19W4/0
Field:	TURIN	NRA
Pool:	CMG POOL 004 - LOWER MANNVILLE MM,SAWTOO	
Unit:		
Status:	ABANDONED OIL	





Oil Cum	(bbl)	31,647	Gas Cum	(Mcf)	43,175	Water Cum	(bbl)	557,294	FCond Cum	(bbl)	0
Oil Rem Rec	(bbl)	0	Gas Rem Rec	(Mcf)	0	Water Rem Rec	(bbl)	0	FCond Rem Rec	(bbl)	0
Oil Ult Rec	(bbl)	31,647	Gas Ult Rec	(Mcf)	43,175	Water Ult Rec	(bbl)	557,294	FCond Ult Rec	(bbl)	0

Forecast Start (T0)			Calculation Type		Undefined	Est Cum Prod	(bbl)	31,647	Decline Exp	
Forecast End (Tf)			OVIP (Volumetric)	(bbl)	0	Remaining Rec	(bbl)	0	Initial Decline (De)	
Initial Rate (qi)	(bbl/day)		Rec Factor (Volumetric)		0.000	Gas Surface Loss		0.0	Reserve Life Index	
Final Rate (qf)	(bbl/day)		Ult Recoverable	(bbl)	31,647	Gas Total Sales	(Mcf)	0	Reserve Half Life	

Effective December 31, 2013

GENERAL

Property:	Turin-Retlaw	Operator:	CANADIAN NATURAL RESOURCES LIMITED
Location:	00/09-12-011-19W4/0	Formation:	SAWTOOTH
Category:	PDP	Calculation Type:	Decline
Type:	Oil	Class:	Light
Current Status:	PUMPING OIL	Current Status Date:	1995-05-19
Alt ID:			

Entity Comments:

ZONE

Rig Release Date:	1995-05-07	Top Depth:	3,618.8 ft KB
Kelly Bushing:	2,786.4 ft SS	Total Depth:	3,677.8 ft KB
Pool Name:	CMG POOL 004 - LOWER	Midpoint Perf Depth:	3,619.8 ft KB

RESERVOIR & RESERVES SUMMARY   (* data from volumetric tab)

Reservoir Parameters *		Oil		Gas	
Formation Top:	ft	Original Volume In Place:	Mbbl	Original Volume In Place:	MMcf
Gas/Oil Contact:	ft	Recovery Factor:	Fraction	Recovery Factor:	Fraction
Water Contact:	ft	Ultimate Recoverable:	95.0 Mbbl	Ultimate Recoverable:	187.3 MMcf
Production Area:	acre	Cumulative Production:	69.4 Mbbl	Cumulative Production:	149.0 MMcf
Net Pay:	ft	Remaining Recoverable:	25.6 Mbbl	Remaining Recoverable:	38.4 MMcf
Reservoir Volume:	0.0 acre-ft	Oil Shrinkage: *	Fraction	Sales Gas:	0.8 MMcf
Porosity:	Fraction			Oil Saturation: *	Fraction
Water Saturation:	Fraction			Z Factor: *	Fraction
Initial Pressure:	psi			Surface Loss:	0.98 Fraction
Initial Temp:	F			H2S Content:	0.0000 Fraction
				CO2 Content:	0.1696 Fraction

Volumetric Remarks:

Category Remarks:

FORECAST RATES AND TRENDS

On Production Date:	1995-05-19	GOR:	1,500.0 scf/bbl
Lift Type:		OGR:	bbl/MMcf
Oil Gravity:	API	Water Cut:	%
Heating Value:	1,042 Btu/scf	WGR:	bbl/MMcf

Remaining Reserves

Gas:	38,395.8 Mcf	Oil:	25.6 Mbbl

Number of Trends:	1

Trends	1
Product:	Oil
Start Date:	2014-01-01
End Date:	2031-02-15
Initial Rate:	7 bbl/day
Rate at Effective Date:	7 bbl/day
Final Rate:	2 bbl/day
Decline Exponent:	0.000
Min Effective Decline:	
Final Cum:	95.0 Mbbl

Reserve Notes

Supporting Data Comments: Product ratios reflect sales ratios. Revenue statements reflect minimal gas revenue.

PRODUCT RESERVES & RATIOS (Sales Basis)*

	Reserve	Yield	ISC
Ethane			0.0811 Molar Fraction
Propane	257 bbl	335.00 bbl/MMcf	0.0117 Molar Fraction
Butane	138 bbl	180.00 bbl/MMcf	0.0026 Molar Fraction
Pentane+	84 bbl	110.00 bbl/MMcf	0.0007 Molar Fraction
Field Condensate			
Sulphur			
* Items have details			

INTERESTS AND BURDENS

Acquisition Date:	
Disposition Date:	

Interests	Lessor	Burdens
Freehold 0.625% Manual	Freehold 20% Manual	

Participant Remarks: 3.125% of a 20% Freehold Royalty

Legend Energy Canada Ltd.
PRODUCTION AND FORECAST

Effective December 31, 2013

Operator:	**CANADIAN NATURAL RESOURCES LIMITED**
Province:	**Alberta**
Field:	**TURIN**
Pool:	**CMG POOL 004 - LOWER MANNVILLE MM,SAWTOO**
Unit:	
Status:	**PUMPING OIL**

Turin-Retlaw
00/09-12-011-19W4/0
PDP



Hours Of Production (hours)
Cumulative Oil Production (bbl)
Calendar Daily Oil Production (bbl/day)
Gas/Oil Ratio (scf/bbl)
Water/Oil Ratio (bbl/bbl)
Oil Qf
Eff End Of Hist
2008
2009
2010
2011
2012
2013
2014
2015
2016
Time (Years)



Calendar Daily Oil Production (bbl/day)
Oil Qf
Eff End Of Hist
0
10,000
20,000
30,000
40,000
50,000
60,000
70,000
80,000
90,000
100,00
Cumulative Oil Production (bbl)

Oil Cum	(bbl)	69,403	Gas Cum	(Mcf)	148,953	Water Cum	(bbl)	630,286	FCond Cum	(bbl)	0
Oil Rem Rec	(bbl)	25,597	Gas Rem Rec	(Mcf)	38,396	Water Rem Rec	(bbl)	511,944	FCond Rem Rec	(bbl)	0
Oil Ult Rec	(bbl)	95,000	Gas Ult Rec	(Mcf)	187,349	Water Ult Rec	(bbl)	1,142,230	FCond Ult Rec	(bbl)	0

Forecast Start (T0)	01/01/2014	Calculation Type	Decline	Est Cum Prod (bbl)	69,403	Decline Exp	0.000
Forecast End (Tf)	02/14/2031	OVIP (Volumetric) (bbl)	0	Remaining Rec (bbl)	25,597	Initial Decline (De)	07.3
Initial Rate (qi) (bbl/day)	7.3	Rec Factor (Volumetric)	0.000	Gas Surface Loss	0.98	Reserve Life Index	9.97
Final Rate (qf) (bbl/day)	2.0	Ult Recoverable (bbl)	95,000	Gas Total Sales (Mcf)	768	Reserve Half Life	5.97

INSITE Petroleum Consultants Ltd.

Legend Energy Canada Ltd.
CASH FLOW
Dec 31, 2013 Constant Prices and Costs (SEC Compliant) (CAD)

Location : Turin-Retlaw, Alberta

Entity : 00/09-12-011-19W4/0

Formation : SAWTOOTH

Effective December 31, 2013

Interests: Freehold 0.625% Manual

Lease Burden:

Lessor: Freehold 20% Manual

Total Proved Developed Producing Reserves

OIL, GAS & SULPHUR SUMMARY

	COMPANY OIL							COMPANY SALES GAS							SULPHUR		TOTAL	
	Wells	Pool Rates bbl/d	Pool Volumes bbl	WI Volume bbl	RI Volume bbl	Price $/bbl	Revenue $	Wells	Pool Rates Mcf/d	Pool Volumes Mcf	WI Volume Mcf	RI Volume Mcf	Price $/Mcf	Revenue $	Co. Share Volume lt	Price $/lt	WI Rates boe/d	Co. Share Rates boe/d
2014	1.0	7	2,566.3	0.0	16.0	64.91	1,041	0.0	0	77.0	0.0	0.5	3.29	2	0.0	0.00	0	0
2015	1.0	7	2,379.5	0.0	14.9	64.91	965	0.0	0	71.4	0.0	0.4	3.29	1	0.0	0.00	0	0
2016	1.0	6	2,212.1	0.0	13.8	64.91	897	0.0	0	66.4	0.0	0.4	3.29	1	0.0	0.00	0	0
2017	1.0	6	2,045.3	0.0	12.8	64.91	830	0.0	0	61.4	0.0	0.4	3.29	1	0.0	0.00	0	0
2018	1.0	5	1,896.4	0.0	11.9	64.91	769	0.0	0	56.9	0.0	0.4	3.29	1	0.0	0.00	0	0
2019	1.0	5	1,758.4	0.0	11.0	64.91	713	0.0	0	52.8	0.0	0.3	3.29	1	0.0	0.00	0	0
2020	1.0	4	1,634.7	0.0	10.2	64.91	663	0.0	0	49.0	0.0	0.3	3.29	1	0.0	0.00	0	0
2021	1.0	4	1,511.4	0.0	9.4	64.91	613	0.0	0	45.3	0.0	0.3	3.29	1	0.0	0.00	0	0
2022	1.0	4	1,401.4	0.0	8.8	64.91	569	0.0	0	42.0	0.0	0.3	3.29	1	0.0	0.00	0	0
2023	1.0	4	1,299.4	0.0	8.1	64.91	527	0.0	0	39.0	0.0	0.2	3.29	1	0.0	0.00	0	0
Sub			18,704.8	0.0	116.9	64.91	7,588			561.1	0.0	3.5	3.29	12	0.0	0.00		
Rem			6,892.4	0.0	43.1	64.91	2,796			206.8	0.0	1.3	3.29	4	0.0	0.00		
Total			25,597.2	0.0	160.0	64.91	10,385			767.9	0.0	4.8	3.29	16	0.0	0.00		

NGL SUMMARY

	CONDENSATE				ETHANE				PROPANE				BUTANE				TOTAL NGL		
	WI Volume bbl	RI Volume bbl	Price $/bbl	Co. Share Revenue $	WI Volume bbl	RI Volume bbl	Price $/bbl	Co. Share Revenue $	WI Volume bbl	RI Volume bbl	Price $/bbl	Co. Share Revenue $	WI Volume bbl	RI Volume bbl	Price $/bbl	Co. Share Revenue $	WI Volume bbl	RI Volumes bbl	CS Net Volumes bbl
2014	0.0	0.1	105.65	5.6	0.0	0.0	0.00	0.0	0.0	0.2	37.66	6.1	0.0	0.1	69.23	6.0	0.0	0.3	0.3
2015	0.0	0.0	105.65	5.2	0.0	0.0	0.00	0.0	0.0	0.1	37.66	5.6	0.0	0.1	69.23	5.6	0.0	0.3	0.3
2016	0.0	0.0	105.65	4.8	0.0	0.0	0.00	0.0	0.0	0.1	37.66	5.2	0.0	0.1	69.23	5.2	0.0	0.3	0.3
2017	0.0	0.0	105.65	4.5	0.0	0.0	0.00	0.0	0.0	0.1	37.66	4.8	0.0	0.1	69.23	4.8	0.0	0.2	0.2
2018	0.0	0.0	105.65	4.1	0.0	0.0	0.00	0.0	0.0	0.1	37.66	4.5	0.0	0.1	69.23	4.4	0.0	0.2	0.2
2019	0.0	0.0	105.65	3.8	0.0	0.0	0.00	0.0	0.0	0.1	37.66	4.2	0.0	0.1	69.23	4.1	0.0	0.2	0.2
2020	0.0	0.0	105.65	3.6	0.0	0.0	0.00	0.0	0.0	0.1	37.66	3.9	0.0	0.1	69.23	3.8	0.0	0.2	0.2
2021	0.0	0.0	105.65	3.3	0.0	0.0	0.00	0.0	0.0	0.1	37.66	3.6	0.0	0.1	69.23	3.5	0.0	0.2	0.2
2022	0.0	0.0	105.65	3.1	0.0	0.0	0.00	0.0	0.0	0.1	37.66	3.3	0.0	0.0	69.23	3.3	0.0	0.2	0.2
2023	0.0	0.0	105.65	2.8	0.0	0.0	0.00	0.0	0.0	0.1	37.66	3.1	0.0	0.0	69.23	3.0	0.0	0.2	0.2
Sub	0.0	0.4	105.65	40.8	0.0	0.0	0.00	0.0	0.0	1.2	37.66	44.2	0.0	0.6	69.23	43.7	0.0	2.2	2.2
Rem	0.0	0.1	105.65	15.0	0.0	0.0	0.00	0.0	0.0	0.4	37.66	16.3	0.0	0.2	69.23	16.1	0.0	0.8	0.8
Total	0.0	0.5	105.65	55.8	0.0	0.0	0.00	0.0	0.0	1.6	37.66	60.6	0.0	0.9	69.23	59.8	0.0	3.0	3.0

CASH FLOW BTAX

	Company Revenue $	Crown Royalty $	Freehold Royalty $	ORR Royalty $	Mineral Tax $	Total Royalty Burden %	Net Rev After Royalties $	Other Income $	Sask Corp Cap Tax $	Fixed Oper Expense $	Variable Operating Expense $	Other Expenses $	Total Operating Costs $	Abandon Cost & Salvage $	Net Operating Income $	Total Investment $	NET Cash Flow $	CUM Cash Flow $	Disc Cash Flow (10%) $
2014	1,060	0.0	0.0	0.0	0.0	0	1,060	0.0	0.0	0.0	0.0	0.2	0.2	0.0	1,060	0.0	1,060	1,060	1,012
2015	983	0.0	0.0	0.0	0.0	0	983	0.0	0.0	0.0	0.0	0.2	0.2	0.0	983	0.0	983	2,043	853
2016	914	0.0	0.0	0.0	0.0	0	914	0.0	0.0	0.0	0.0	0.2	0.2	0.0	914	0.0	914	2,957	721
2017	845	0.0	0.0	0.0	0.0	0	845	0.0	0.0	0.0	0.0	0.2	0.2	0.0	845	0.0	845	3,802	605
2018	784	0.0	0.0	0.0	0.0	0	784	0.0	0.0	0.0	0.0	0.2	0.2	0.0	783	0.0	783	4,585	510
2019	727	0.0	0.0	0.0	0.0	0	727	0.0	0.0	0.0	0.0	0.2	0.2	0.0	726	0.0	726	5,312	430
2020	675	0.0	0.0	0.0	0.0	0	675	0.0	0.0	0.0	0.0	0.2	0.2	0.0	675	0.0	675	5,987	363
2021	624	0.0	0.0	0.0	0.0	0	624	0.0	0.0	0.0	0.0	0.1	0.1	0.0	624	0.0	624	6,611	306
2022	579	0.0	0.0	0.0	0.0	0	579	0.0	0.0	0.0	0.0	0.1	0.1	0.0	579	0.0	579	7,190	258
2023	537	0.0	0.0	0.0	0.0	0	537	0.0	0.0	0.0	0.0	0.1	0.1	0.0	537	0.0	537	7,727	217
Sub	7,729	0.0	0.0	0.0	0.0	0	7,729	0.0	0.0	0.0	0.0	1.8	1.8	0.0	7,727	0.0	7,727	7,727	5,275
Rem	2,848	0.0	0.0	0.0	0.0	0	2,848	0.0	0.0	0.0	0.0	0.6	0.6	0.0	2,847	0.0	2,847	10,574	820
Total	10,577	0.0	0.0	0.0	0.0	0	10,577	0.0	0.0	0.0	0.0	2.4	2.4	0.0	10,574	0.0	10,574	10,574	6,095

CO. SHARE RESERVES LIFE (years)

Reserves Half Life	6.0
RLI (Principal Product)	9.97
Reserves Life	18.00
RLI (BOE)	10.0

TOTAL RESERVES - SALES

	GROSS	WI	CO SH	NET
Oil (bbl)	25,597	0	160	160
Gas (Mcf)	768	0	5	5
Gas (bbl)	128	0	1	1
*NGL (bbl)	395	0	2	2
Cond (bbl)	84	0	1	1
Total (bbl)	26,205	0	164	164

*This NGL Value includes only Ethane, Propane and Butane. Condensate and Field Condensate are included in the Condensate line.

NET PRESENT VALUES BEFORE TAX

Discount Rate %	Op Income $	Investment $	Cash Flow $	NPV/BOE $/BOE
0	10,574	0.0	10,574	64.56
5	7,799	0.0	7,799	47.62
8	6,686	0.0	6,686	40.82
10	6,095	0.0	6,095	37.22
15	4,982	0.0	4,982	30.42
20	4,214	0.0	4,214	25.73

CAPITAL (undisc)

		Unrisked	Risked
Cost Of Prod.	$/BOEPD	0.00	0.00
Cost Of Reserves	$/BOE	0.00	0.00
Prob Of Success	%	100.00	100.00
Chance Of	%	100.00	100.00

ECONOMIC INDICATORS

		BTAX			
		Unrisked		Risked	
Discount Rate	(%)		10.0		10.0
Payout	(Yrs)		0.00		0.00
Discounted Payout	(Yrs)		0.00		0.00
DCF Rate of Return	(%)	>	200.0	>	200.0
NPV/Undisc Invest			0.0		0.0
NPV/Disc Invest			0.0		0.0
Undisc NPV/Undisc Invest			0.0		0.0
NPV/DIS Cap Exposure			0.0		0.0
NPV/BOEPD	(M$/boepd)		135.6		135.6

FIRST 12 MONTHS AVG. PERFORMANCE (undisc)

		WI		Co. Share	
		Unrisked	Risked	Unrisked	Risked
Prod (3 Mo Ave)	(BOEPD)	0.00	0.00	0.05	0.05
Prod (12 Mo Ave)	(BOEPD)	0.00	0.00	0.04	0.04
Price	($/BOE)	0.00	0.00	64.58	64.58
Royalties	($/BOE)	0.00	0.00	0.00	0.00
Operating Costs	($/BOE)	0.00	0.00	0.01	0.01
NetBack	($/BOE)	0.00	0.00	64.56	64.56
Recycle Ratio	(ratio)	0.00	0.00	0.00	0.00

INSITE Petroleum Consultants Ltd.

Effective December 31, 2013

GENERAL

Property:	Turin-Retlaw	Operator:	CANADIAN NATURAL RESOURCES LIMITED
Location:	00/09-12-011-19W4/0	Formation:	SAWTOOTH
Category	P+P	Calculation Type:	Decline
Type:	Oil	Class:	Light
Current Status:	PUMPING OIL	Current Status Date:	1995-05-19
Alt ID:			

Entity Comments:

ZONE

Rig Release Date:	1995-05-07	Top Depth:	3,618.8 ft KB
Kelly Bushing:	2,786.4 ft SS	Total Depth:	3,677.8 ft KB
Pool Name:	CMG POOL 004 - LOWER	Midpoint Perf Depth:	3,619.8 ft KB

RESERVOIR & RESERVES SUMMARY   (* data from volumetric tab)

Reservoir Parameters *		Oil			Gas		
Formation Top:	ft	Original Volume In Place:		Mbbl	Original Volume In Place:		MMcf
Gas/Oil Contact:	ft	Recovery Factor:		Fraction	Recovery Factor:		Fraction
Water Contact:	ft	Ultimate Recoverable:	100.0	Mbbl	Ultimate Recoverable:	194.8	MMcf
Production Area:	acre	Cumulative Production:	69.4	Mbbl	Cumulative Production:	149.0	MMcf
Net Pay:	ft	Remaining Recoverable:	30.6	Mbbl	Remaining Recoverable:	45.9	MMcf
Reservoir Volume:	0.0 acre-ft	Oil Shrinkage: *		Fraction	Sales Gas:	0.9	MMcf
Porosity:	Fraction				Oil Saturation: *		Fraction
Water Saturation:	Fraction				Z Factor: *		Fraction
Initial Pressure:	psi				Surface Loss:	0.98	Fraction
Initial Temp:	F				H2S Content:	0.0000	Fraction
					CO2 Content:	0.1696	Fraction

Volumetric Remarks:

Category Remarks:

FORECAST RATES AND TRENDS

On Production Date:	1995-05-19	GOR:	1,500.0 scf/bbl
Lift Type:		OGR:	bbl/MMcf
Oil Gravity:	API	Water Cut:	%
Heating Value:	1,042 Btu/scf	WGR:	bbl/MMcf

Remaining Reserves

Gas:	45,895.8 Mcf	Oil:	30.6 Mbbl

Number of Trends: 1

Trends   1
Product:	Oil
Start Date:	2014-01-01
End Date:	2034-06-20
Initial Rate:	7 bbl/day
Rate at Effective Date:	7 bbl/day
Final Rate:	2 bbl/day
Decline Exponent:	0.000
Min Effective Decline:	
Final Cum:	100.0 Mbbl

Reserve Notes

Supporting Data Comments: Product ratios reflect sales ratios. Revenue statements reflect minimal gas revenue.

PRODUCT RESERVES & RATIOS (Sales Basis)*

	Reserve	Yield	ISC
Ethane			0.0811 Molar Fraction
Propane	308 bbl	335.00 bbl/MMcf	0.0117 Molar Fraction
Butane	165 bbl	180.00 bbl/MMcf	0.0026 Molar Fraction
Pentane+	101 bbl	110.00 bbl/MMcf	0.0007 Molar Fraction
Field Condensate			
Sulphur			

* Items have details

INTERESTS AND BURDENS

Acquisition Date:
Disposition Date:

Interests	Lessor	Burdens
Freehold 0.625% Manual	Freehold 20% Manual	

Participant Remarks: 3.125% of a 20% Freehold Royalty

Legend Energy Canada Ltd.
PRODUCTION AND FORECAST

Effective December 31, 2013

Operator:	**CANADIAN NATURAL RESOURCES LIMITED**		**Turin-Retlaw**
Province:	**Alberta**		**00/09-12-011-19W4/0**
Field:	**TURIN**		**P+P**
Pool:	**CMG POOL 004 - LOWER MANNVILLE MM,SAWTOO**		
Unit:			
Status:	**PUMPING OIL**		



Hours Of Production (hours)
Cumulative Oil Production (bbl)
Calendar Daily Oil Production (bbl/day)
Gas/Oil Ratio (scf/bbl)
Water/Oil Ratio (bbl/bbl)
Oil Qf
Eff End Of Hist
2008 2009 2010 2011 2012 2013 2014 2015 2016
Time (Years)



Calendar Daily Oil Production (bbl/day)
Oil Qf
Eff End Of Hist
0 10,000 20,000 30,000 40,000 50,000 60,000 70,000 80,000 90,000 100,00
Cumulative Oil Production (bbl)

Oil Cum	(bbl)	69,403	Gas Cum	(Mcf)	148,953	Water Cum	(bbl)	630,286	FCond Cum	(bbl)	0
Oil Rem Rec	(bbl)	30,597	Gas Rem Rec	(Mcf)	45,896	Water Rem Rec	(bbl)	611,944	FCond Rem Rec	(bbl)	0
Oil Ult Rec	(bbl)	100,000	Gas Ult Rec	(Mcf)	194,849	Water Ult Rec	(bbl)	1,242,230	FCond Ult Rec	(bbl)	0

Forecast Start (T0)	01/01/2014	Calculation Type	Decline	Est Cum Prod (bbl)	69,403	Decline Exp	0.000
Forecast End (Tf)	06/19/2034	OVIP (Volumetric) (bbl)	0	Remaining Rec (bbl)	30,597	Initial Decline (De)	06.1
Initial Rate (qi) (bbl/day)	7.3	Rec Factor (Volumetric)	0.000	Gas Surface Loss	0.98	Reserve Life Index	11.85
Final Rate (qf) (bbl/day)	2.0	Ult Recoverable (bbl)	100,000	Gas Total Sales (Mcf)	918	Reserve Half Life	7.14

INSITE Petroleum Consultants Ltd.

Legend Energy Canada Ltd.
CASH FLOW
Dec 31, 2013 Constant Prices and Costs (SEC Compliant) (CAD)

Location : Turin-Retlaw, Alberta
Entity : 00/09-12-011-19W4/0
Formation : SAWTOOTH
Effective December 31, 2013

Interests: Freehold 0.625% Manual

Total Proved Plus Probable Reserves

Lease Burden:

Lessor: Freehold 20% Manual

OIL, GAS & SULPHUR SUMMARY

	COMPANY OIL							COMPANY SALES GAS							SULPHUR		TOTAL	
	Wells	Pool Rates bbl/d	Pool Volumes bbl	WI Volume bbl	RI Volume bbl	Price $/bbl	Revenue $	Wells	Pool Rates Mcf/d	Pool Volumes Mcf	WI Volume Mcf	RI Volume Mcf	Price $/Mcf	Revenue $	Co. Share Volume lt	Price $/lt	WI Rates boe/d	Co. Share Rates boe/d
2014	1.0	7	2,582.0	0.0	16.1	64.91	1,048	0.0	0	77.5	0.0	0.5	0.03	0	0.0	0.00	0	0
2015	1.0	7	2,423.8	0.0	15.1	64.91	983	0.0	0	72.7	0.0	0.5	0.03	0	0.0	0.00	0	0
2016	1.0	6	2,281.4	0.0	14.3	64.91	926	0.0	0	68.4	0.0	0.4	0.03	0	0.0	0.00	0	0
2017	1.0	6	2,135.5	0.0	13.3	64.91	866	0.0	0	64.1	0.0	0.4	0.03	0	0.0	0.00	0	0
2018	1.0	5	2,004.7	0.0	12.5	64.91	813	0.0	0	60.1	0.0	0.4	0.03	0	0.0	0.00	0	0
2019	1.0	5	1,881.9	0.0	11.8	64.91	763	0.0	0	56.5	0.0	0.4	0.03	0	0.0	0.00	0	0
2020	1.0	5	1,771.3	0.0	11.1	64.91	719	0.0	0	53.1	0.0	0.3	0.03	0	0.0	0.00	0	0
2021	1.0	5	1,658.1	0.0	10.4	64.91	673	0.0	0	49.7	0.0	0.3	0.03	0	0.0	0.00	0	0
2022	1.0	4	1,556.5	0.0	9.7	64.91	631	0.0	0	46.7	0.0	0.3	0.03	0	0.0	0.00	0	0
2023	1.0	4	1,461.1	0.0	9.1	64.91	593	0.0	0	43.8	0.0	0.3	0.03	0	0.0	0.00	0	0
Sub			19,756.3	0.0	123.5	64.91	8,015			592.7	0.0	3.7	0.03	0	0.0	0.00		
Rem			10,840.9	0.0	67.8	64.91	4,398			325.2	0.0	2.0	0.03	0	0.0	0.00		
Total			30,597.2	0.0	191.2	64.91	12,413			917.9	0.0	5.7	0.03	0	0.0	0.00		

NGL SUMMARY

	CONDENSATE				ETHANE				PROPANE				BUTANE				TOTAL NGL		
	WI Volume bbl	RI Volume bbl	Price $/bbl	Co. Share Revenue $	WI Volume bbl	RI Volume bbl	Price $/bbl	Co. Share Revenue $	WI Volume bbl	RI Volume bbl	Price $/bbl	Co. Share Revenue $	WI Volume bbl	RI Volume bbl	Price $/bbl	Co. Share Revenue $	WI Volume bbl	RI Volumes bbl	CS Net Volumes bbl
2014	0.0	0.1	105.65	5.6	0.0	0.0	0.00	0.0	0.0	0.2	37.66	6.1	0.0	0.1	69.23	6.0	0.0	0.3	0.3
2015	0.0	0.0	105.65	5.3	0.0	0.0	0.00	0.0	0.0	0.2	37.66	5.7	0.0	0.1	69.23	5.7	0.0	0.3	0.3
2016	0.0	0.0	105.65	5.0	0.0	0.0	0.00	0.0	0.0	0.1	37.66	5.4	0.0	0.1	69.23	5.3	0.0	0.3	0.3
2017	0.0	0.0	105.65	4.7	0.0	0.0	0.00	0.0	0.0	0.1	37.66	5.1	0.0	0.1	69.23	5.0	0.0	0.3	0.3
2018	0.0	0.0	105.65	4.4	0.0	0.0	0.00	0.0	0.0	0.1	37.66	4.7	0.0	0.1	69.23	4.7	0.0	0.2	0.2
2019	0.0	0.0	105.65	4.1	0.0	0.0	0.00	0.0	0.0	0.1	37.66	4.5	0.0	0.1	69.23	4.4	0.0	0.2	0.2
2020	0.0	0.0	105.65	3.9	0.0	0.0	0.00	0.0	0.0	0.1	37.66	4.2	0.0	0.1	69.23	4.1	0.0	0.2	0.2
2021	0.0	0.0	105.65	3.6	0.0	0.0	0.00	0.0	0.0	0.1	37.66	3.9	0.0	0.1	69.23	3.9	0.0	0.2	0.2
2022	0.0	0.0	105.65	3.4	0.0	0.0	0.00	0.0	0.0	0.1	37.66	3.7	0.0	0.1	69.23	3.6	0.0	0.2	0.2
2023	0.0	0.0	105.65	3.2	0.0	0.0	0.00	0.0	0.0	0.1	37.66	3.5	0.0	0.0	69.23	3.4	0.0	0.2	0.2
Sub	0.0	0.4	105.65	43.0	0.0	0.0	0.00	0.0	0.0	1.2	37.66	46.7	0.0	0.7	69.23	46.2	0.0	2.3	2.3
Rem	0.0	0.2	105.65	23.6	0.0	0.0	0.00	0.0	0.0	0.7	37.66	25.6	0.0	0.4	69.23	25.3	0.0	1.3	1.3
Total	0.0	0.6	105.65	66.7	0.0	0.0	0.00	0.0	0.0	1.9	37.66	72.4	0.0	1.0	69.23	71.5	0.0	3.6	3.6

CASH FLOW BTAX

	Company Revenue $	Crown Royalty $	Freehold Royalty $	ORR Royalty $	Mineral Tax $	Total Royalty Burden %	Net Rev After Royalties $	Other Income $	Sask Corp Cap Tax $	Fixed Oper Expense $	Variable Operating Expense $	Other Expenses $	Total Operating Costs $	Abandon Cost & Salvage $	Net Operating Income $	Total Investment $	NET Cash Flow $	CUM Cash Flow $	Disc Cash Flow (10%) $
2014	1,065	0.0	0.0	0.0	0.0	0	1,065	0.0	0.0	0.0	0.0	0.2	0.2	0.0	1,065	0.0	1,065	1,065	1,016
2015	1,000	0.0	0.0	0.0	0.0	0	1,000	0.0	0.0	0.0	0.0	0.2	0.2	0.0	1,000	0.0	1,000	2,065	868
2016	941	0.0	0.0	0.0	0.0	0	941	0.0	0.0	0.0	0.0	0.2	0.2	0.0	941	0.0	941	3,006	742
2017	881	0.0	0.0	0.0	0.0	0	881	0.0	0.0	0.0	0.0	0.2	0.2	0.0	881	0.0	881	3,887	631
2018	827	0.0	0.0	0.0	0.0	0	827	0.0	0.0	0.0	0.0	0.2	0.2	0.0	827	0.0	827	4,714	539
2019	776	0.0	0.0	0.0	0.0	0	776	0.0	0.0	0.0	0.0	0.2	0.2	0.0	776	0.0	776	5,490	460
2020	731	0.0	0.0	0.0	0.0	0	731	0.0	0.0	0.0	0.0	0.2	0.2	0.0	731	0.0	731	6,221	393
2021	684	0.0	0.0	0.0	0.0	0	684	0.0	0.0	0.0	0.0	0.2	0.2	0.0	684	0.0	684	6,904	335
2022	642	0.0	0.0	0.0	0.0	0	642	0.0	0.0	0.0	0.0	0.1	0.1	0.0	642	0.0	642	7,547	286
2023	603	0.0	0.0	0.0	0.0	0	603	0.0	0.0	0.0	0.0	0.1	0.1	0.0	603	0.0	603	8,149	244
Sub	8,151	0.0	0.0	0.0	0.0	0	8,151	0.0	0.0	0.0	0.0	1.9	1.9	0.0	8,149	0.0	8,149	8,149	5,513
Rem	4,473	0.0	0.0	0.0	0.0	0	4,473	0.0	0.0	0.0	0.0	1.0	1.0	0.0	4,472	0.0	4,472	12,621	1,149
Total	12,624	0.0	0.0	0.0	0.0	0	12,624	0.0	0.0	0.0	0.0	2.9	2.9	0.0	12,621	0.0	12,621	12,621	6,662

CO. SHARE RESERVES LIFE (years)

Reserves Half Life	7.1
RLI (Principal Product)	11.85
Reserves Life	21.00
RLI (BOE)	11.9

TOTAL RESERVES - SALES

	GROSS	WI	CO SH	NET
Oil (bbl)	30,597	0	191	191
Gas (Mcf)	918	0	6	6
Gas (bbl)	153	0	1	1
*NGL (bbl)	473	0	3	3
Cond (bbl)	101	0	1	1
Total (bbl)	31,324	0	196	196

*This NGL Value includes only Ethane, Propane and Butane. Condensate and Field Condensate are included in the Condensate line.

NET PRESENT VALUES BEFORE TAX

Discount Rate %	Op Income $	Investment $	Cash Flow $	NPV/BOE $/BOE
0	12,621	0.0	12,621	64.47
5	8,822	0.0	8,822	45.06
8	7,395	0.0	7,395	37.77
10	6,662	0.0	6,662	34.03
15	5,328	0.0	5,328	27.22
20	4,445	0.0	4,445	22.70

CAPITAL (undisc)

		Unrisked	Risked
Cost Of Prod.	$/BOEPD	0.00	0.00
Cost Of Reserves	$/BOE	0.00	0.00
Prob Of Success	%	100.00	100.00
Chance Of	%	100.00	100.00

ECONOMIC INDICATORS

		BTAX			
			Unrisked		Risked
Discount Rate	(%)		10.0		10.0
Payout	(Yrs)		0.00		0.00
Discounted Payout	(Yrs)		0.00		0.00
DCF Rate of Return	(%)	>	200.0	>	200.0
NPV/Undisc Invest			0.0		0.0
NPV/Disc Invest			0.0		0.0
Undisc NPV/Undisc Invest			0.0		0.0
NPV/DIS Cap Exposure			0.0		0.0
NPV/BOEPD	(M$/boepd)		147.3		147.3

FIRST 12 MONTHS AVG. PERFORMANCE (undisc)

		WI		Co. Share	
		Unrisked	Risked	Unrisked	Risked
Prod (3 Mo Ave)	(BOEPD)	0.00	0.00	0.05	0.05
Prod (12 Mo Ave)	(BOEPD)	0.00	0.00	0.05	0.05
Price	($/BOE)	0.00	0.00	64.48	64.48
Royalties	($/BOE)	0.00	0.00	0.00	0.00
Operating Costs	($/BOE)	0.00	0.00	0.01	0.01
NetBack	($/BOE)	0.00	0.00	64.47	64.47
Recycle Ratio	(ratio)	0.00	0.00	0.00	0.00

INSITE Petroleum Consultants Ltd.

Legend Energy Canada Ltd.
INPUT DATA SHEET
Dec 31, 2013 Constant Prices and Costs (SEC Compliant) (CAD)

Effective December 31, 2013

GENERAL

Property:	Turin-Retlaw	Operator:	ZARGON OIL & GAS LTD.
Location:	00/13-15-011-19W4/0	Formation	GLAUCONITIC
Category	PDP	Calculation Type:	
Type:	Gas	Class:	Conventional
Current Status:	FLOWING GAS	Current Status Date:	1991-12-23
Alt ID:			

Entity Comments:

ZONE

Rig Release Date:	1990-08-04	Top Depth:	3,474.4 ft KB
Kelly Bushing:	2,718.5 ft SS	Total Depth:	3,681.1 ft KB
Pool Name:	UPPER MANNVILLE DD	Midpoint Perf Depth:	3,493.4 ft KB

RESERVOIR & RESERVES SUMMARY   (* data from volumetric tab)

Reservoir Parameters *		Oil			Gas		
Formation Top:	ft	Original Volume In Place:		Mbbl	Original Volume In Place:		MMcf
Gas/Oil Contact:	ft	Recovery Factor:		Fraction	Recovery Factor:		Fraction
Water Contact:	ft	Ultimate Recoverable:	16.2 Mbbl		Ultimate Recoverable:	2,300.0 MMcf	
Production Area:	acre	Cumulative Production:	16.2 Mbbl		Cumulative Production:	1,999.6 MMcf	
Net Pay:	ft	Remaining Recoverable:	0.0 Mbbl		Remaining Recoverable:	300.4 MMcf	
Reservoir Volume:	0.0 acre-ft	Oil Shrinkage: *		Fraction	Sales Gas:	30.0 MMcf	
Porosity:	Fraction				Oil Saturation: *		Fraction
Water Saturation:	Fraction				Z Factor: *		Fraction
Initial Pressure:	psi				Surface Loss:	0.90 Fraction	
Initial Temp:	F				H2S Content:	0.0000 Fraction	
					CO2 Content:	0.0541 Fraction	

Volumetric Remarks:

Category Remarks:

FORECAST RATES AND TRENDS

On Production Date:	1991-12-23	GOR:	scf/bbl
Lift Type:		OGR:	bbl/MMcf
Oil Gravity:	API	Water Cut:	%
Heating Value:	1,026 Btu/scf	WGR:	bbl/MMcf

Remaining Reserves

Gas:	300,404.0 Mcf	Oil:	0.0 Mbbl

Number of Trends: 1

Trends   1

Product:	Gas
Start Date:	2014-01-01
End Date:	2022-01-26
Initial Rate:	160 Mcf/day
Rate at Effective Date:	160 Mcf/day
Final Rate:	60 Mcf/day
Decline Exponent:	0.000
Min Effective Decline:	
Final Cum:	2,300,000.0 Mcf

Reserve Notes

Supporting Data Comments: Product ratios reflect sales ratios. Revenue statements high surface loss.

PRODUCT RESERVES & RATIOS (Sales Basis)*

	Reserve	Yield	ISC
Ethane			0.0651 Molar Fraction
Propane	3,031 bbl	100.90 bbl/MMcf	0.0098 Molar Fraction
Butane	2,070 bbl	68.90 bbl/MMcf	0.0029 Molar Fraction
Pentane+	1,757 bbl	58.50 bbl/MMcf	0.0011 Molar Fraction
Field Condensate			
Sulphur			

* Items have details

INTERESTS AND BURDENS

Acquisition Date:
Disposition Date:

Interests	Lessor	Burdens
Freehold 0.625% Manual	Freehold 20% Manual	

Participant Remarks: 3.125% of a 20% Freehold Royalty

Legend Energy Canada Ltd.
PRODUCTION AND FORECAST

Effective December 31, 2013

Operator:	**ZARGON OIL & GAS LTD.**		**Turin-Retlaw**
Province:	**Alberta**		**00/13-15-011-19W4/0**
Field:	**TURIN**		**PDP**
Pool:	**UPPER MANNVILLE DD**		
Unit:			
Status:	**FLOWING GAS**		



Cumulative Gas Production (Mcf)
Calendar Daily Gas Production (Mcf/day)
Water/Gas Ratio (bbl/MMcf)
Hours Of Production (hours)
Gas Qf
Eff
End Of Hist
Time (Years)
2008
2009
2010
2011
2012
2013
2014
2015
2016



Calendar Daily Gas Production (Mcf/day)
Gas Qf
Eff
End Of Hist
Cumulative Gas Production (Mcf)

Oil Cum	(bbl)	16,161	Gas Cum	(Mcf)	1,999,596	Water Cum	(bbl)	2,522	FCond Cum	(bbl)	0
Oil Rem Rec	(bbl)	0	Gas Rem Rec	(Mcf)	300,404	Water Rem Rec	(bbl)	0	FCond Rem Rec	(bbl)	0
Oil Ult Rec	(bbl)	16,161	Gas Ult Rec	(Mcf)	2,300,000	Water Ult Rec	(bbl)	2,522	FCond Ult Rec	(bbl)	0

Forecast Start (T0)	01/01/2014	Calculation Type	Undefined	Est Cum Prod (Mcf)	1,999,596	Decline Exp	0.000
Forecast End (Tf)	01/25/2022	OVIP (Volumetric) (Mcf)	0	Remaining Rec (Mcf)	300,404	Initial Decline (De)	11.4
Initial Rate (qi) (Mcf/day)	159.2	Rec Factor (Volumetric)	0.000	Gas Surface Loss	0.9	Reserve Life Index	5.46
Final Rate (qf) (Mcf/day)	60.0	Ult Recoverable (Mcf)	2,300,000	Gas Total Sales (Mcf)	30,040	Reserve Half Life	3.08

INSITE Petroleum Consultants Ltd.

Legend Energy Canada Ltd.
CASH FLOW
Dec 31, 2013 Constant Prices and Costs (SEC Compliant) (CAD)

Location : Turin-Retlaw, Alberta
Entity : 00/13-15-011-19W4/0
Formation : GLAUCONITIC
Effective December 31, 2013

Interests: Freehold 0.625% Manual

Lease Burden:

Lessor: Freehold 20% Manual

Total Proved Developed Producing Reserves

OIL, GAS & SULPHUR SUMMARY

		COMPANY OIL						COMPANY SALES GAS							SULPHUR		TOTAL	
	Wells	Pool Rates bbl/d	Pool Volumes bbl	WI Volume bbl	RI Volume bbl	Price $/bbl	Revenue $	Wells	Pool Rates Mcf/d	Pool Volumes Mcf	WI Volume Mcf	RI Volume Mcf	Price $/Mcf	Revenue $	Co. Share Volume lt	Price $/lt	WI Rates boe/d	Co. Share Rates boe/d
2014	0.0	0	0.0	0.0	0.0	0.00	0	1.0	15	5,499.2	0.0	34.4	3.24	111	0.0	0.00	0	0
2015	0.0	0	0.0	0.0	0.0	0.00	0	1.0	13	4,870.0	0.0	30.4	3.24	99	0.0	0.00	0	0
2016	0.0	0	0.0	0.0	0.0	0.00	0	1.0	12	4,323.9	0.0	27.0	3.24	88	0.0	0.00	0	0
2017	0.0	0	0.0	0.0	0.0	0.00	0	1.0	10	3,818.1	0.0	23.9	3.24	77	0.0	0.00	0	0
2018	0.0	0	0.0	0.0	0.0	0.00	0	1.0	9	3,381.3	0.0	21.1	3.24	69	0.0	0.00	0	0
2019	0.0	0	0.0	0.0	0.0	0.00	0	1.0	8	2,994.4	0.0	18.7	3.24	61	0.0	0.00	0	0
2020	0.0	0	0.0	0.0	0.0	0.00	0	0.0	0	0.0	0.0	0.0	0.00	0	0.0	0.00	0	0
2021	0.0	0	0.0	0.0	0.0	0.00	0	0.0	0	0.0	0.0	0.0	0.00	0	0.0	0.00	0	0
2022	0.0	0	0.0	0.0	0.0	0.00	0	0.0	0	0.0	0.0	0.0	0.00	0	0.0	0.00	0	0
2023	0.0	0	0.0	0.0	0.0	0.00	0	0.0	0	0.0	0.0	0.0	0.00	0	0.0	0.00	0	0
Sub		0.0	0.0	0.0	0.00	0			24,886.8	0.0	155.5	3.24	504		0.0	0.00		
Rem		0.0	0.0	0.0	0.00	0			0.0	0.0	0.0	0.00	0		0.0	0.00		
Total		0.0	0.0	0.0	0.00	0			24,886.8	0.0	155.5	3.24	504		0.0	0.00		

NGL SUMMARY

	CONDENSATE				ETHANE				PROPANE				BUTANE				TOTAL NGL		
	WI Volume bbl	RI Volume bbl	Price $/bbl	Co. Share Revenue $	WI Volume bbl	RI Volume bbl	Price $/bbl	Co. Share Revenue $	WI Volume bbl	RI Volume bbl	Price $/bbl	Co. Share Revenue $	WI Volume bbl	RI Volume bbl	Price $/bbl	Co. Share Revenue $	WI Volume bbl	RI Volumes bbl	CS Net Volumes bbl
2014	0.0	2.0	21.13	42.5	0.0	0.0	0.00	0.0	0.0	3.5	7.53	26.1	0.0	2.4	13.85	32.8	0.0	7.8	7.8
2015	0.0	1.8	21.13	37.6	0.0	0.0	0.00	0.0	0.0	3.1	7.53	23.1	0.0	2.1	13.85	29.0	0.0	6.9	6.9
2016	0.0	1.6	21.13	33.4	0.0	0.0	0.00	0.0	0.0	2.7	7.53	20.5	0.0	1.9	13.85	25.8	0.0	6.2	6.2
2017	0.0	1.4	21.13	29.5	0.0	0.0	0.00	0.0	0.0	2.4	7.53	18.1	0.0	1.6	13.85	22.8	0.0	5.4	5.4
2018	0.0	1.2	21.13	26.1	0.0	0.0	0.00	0.0	0.0	2.1	7.53	16.1	0.0	1.5	13.85	20.2	0.0	4.8	4.8
2019	0.0	1.1	21.13	23.1	0.0	0.0	0.00	0.0	0.0	1.9	7.53	14.2	0.0	1.3	13.85	17.9	0.0	4.3	4.3
2020	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.0
2021	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.0
2022	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.0
2023	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.0
Sub	0.0	9.1	21.13	192.3	0.0	0.0	0.00	0.0	0.0	15.7	7.53	118.2	0.0	10.7	13.85	148.4	0.0	35.5	35.5
Rem	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.0
Total	0.0	9.1	21.13	192.3	0.0	0.0	0.00	0.0	0.0	15.7	7.53	118.2	0.0	10.7	13.85	148.4	0.0	35.5	35.5

CASH FLOW BTAX

	Company Revenue $	Crown Royalty $	Freehold Royalty $	ORR Royalty $	Mineral Tax $	Total Royalty Burden %	Net Rev After Royalties $	Other Income $	Sask Corp Cap Tax $	Fixed Oper Expense $	Variable Operating Expense $	Other Expenses $	Total Operating Costs $	Abandon Cost & Salvage $	Net Operating Income $	Total Investment $	NET Cash Flow $	CUM Cash Flow $	Disc Cash Flow (10%) $
2014	213	0.0	0.0	0.0	0.0	0	213	0.0	0.0	0.0	0.0	17.2	17.2	0.0	196	0.0	196	196	187
2015	188	0.0	0.0	0.0	0.0	0	188	0.0	0.0	0.0	0.0	15.2	15.2	0.0	173	0.0	173	369	150
2016	167	0.0	0.0	0.0	0.0	0	167	0.0	0.0	0.0	0.0	13.5	13.5	0.0	154	0.0	154	523	121
2017	148	0.0	0.0	0.0	0.0	0	148	0.0	0.0	0.0	0.0	11.9	11.9	0.0	136	0.0	136	659	97
2018	131	0.0	0.0	0.0	0.0	0	131	0.0	0.0	0.0	0.0	10.6	10.6	0.0	120	0.0	120	779	78
2019	116	0.0	0.0	0.0	0.0	0	116	0.0	0.0	0.0	0.0	9.4	9.4	0.0	107	0.0	107	885	63
2020	0	0.0	0.0	0.0	0.0	0	0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0	0.0	0	885	0
2021	0	0.0	0.0	0.0	0.0	0	0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0	0.0	0	885	0
2022	0	0.0	0.0	0.0	0.0	0	0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0	0.0	0	885	0
2023	0	0.0	0.0	0.0	0.0	0	0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0	0.0	0	885	0
Sub	963	0.0	0.0	0.0	0.0	0	963	0.0	0.0	0.0	0.0	77.8	77.8	0.0	885	0.0	885	885	697
Rem	0	0.0	0.0	0.0	0.0	0	0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0	0.0	0	885	0
Total	963	0.0	0.0	0.0	0.0	0	963	0.0	0.0	0.0	0.0	77.8	77.8	0.0	885	0.0	885	885	697

CO. SHARE RESERVES LIFE (years)

Reserves Half Life	2.5
RLI (Principal Product)	4.53
Reserves Life	6.00
RLI (BOE)	4.5

TOTAL RESERVES - SALES

	GROSS	WI	CO SH	NET
Oil (bbl)	0	0	0	0
Gas (Mcf)	24,887	0	156	156
Gas (bbl)	4,148	0	26	26
*NGL (bbl)	4,226	0	26	26
Cond (bbl)	1,456	0	9	9
Total (bbl)	9,829	0	61	61

*This NGL Value includes only Ethane, Propane and Butane. Condensate and Field Condensate are included in the Condensate line.

NET PRESENT VALUES BEFORE TAX

Discount Rate %	Op Income $	Investment $	Cash Flow $	NPV/BOE $/BOE
0	885	0.0	885	14.41
5	781	0.0	781	12.71
8	729	0.0	729	11.86
10	697	0.0	697	11.35
15	629	0.0	629	10.24
20	573	0.0	573	9.33

CAPITAL (undisc)

		Unrisked	Risked
Cost Of Prod.	$/BOEPD	0.00	0.00
Cost Of Reserves	$/BOE	0.00	0.00
Prob Of Success	%	100.00	100.00
Chance Of	%	100.00	100.00

ECONOMIC INDICATORS

		BTAX			
		Unrisked		Risked	
Discount Rate	(%)	10.0		10.0	
Payout	(Yrs)	0.00		0.00	
Discounted Payout	(Yrs)	0.00		0.00	
DCF Rate of Return	(%)	>	200.0	>	200.0
NPV/Undisc Invest		0.0		0.0	
NPV/Disc Invest		0.0		0.0	
Undisc NPV/Undisc Invest		0.0		0.0	
NPV/DIS Cap Exposure		0.0		0.0	
NPV/BOEPD	(M$/boepd)	18.8		18.8	

FIRST 12 MONTHS AVG. PERFORMANCE (undisc)

		WI		Co. Share	
		Unrisked	Risked	Unrisked	Risked
Prod (3 Mo Ave)	(BOEPD)	0.00	0.00	0.04	0.04
Prod (12 Mo Ave)	(BOEPD)	0.00	0.00	0.04	0.04
Price	($/BOE)	0.00	0.00	15.68	15.68
Royalties	($/BOE)	0.00	0.00	0.00	0.00
Operating Costs	($/BOE)	0.00	0.00	1.27	1.27
NetBack	($/BOE)	0.00	0.00	14.41	14.41
Recycle Ratio	(ratio)	0.00	0.00	0.00	0.00

INSITE Petroleum Consultants Ltd.

Legend Energy Canada Ltd.
INPUT DATA SHEET
Dec 31, 2013 Constant Prices and Costs (SEC Compliant) (CAD)

Effective December 31, 2013

GENERAL

Property:	Turin-Retlaw	Operator:	ZARGON OIL & GAS LTD.
Location:	00/13-15-011-19W4/0	Formation:	GLAUCONITIC
Category	P+P	Calculation Type:	
Type:	Gas	Class:	Conventional
Current Status:	FLOWING GAS	Current Status Date:	1991-12-23
Alt ID:			

Entity Comments:

ZONE

Rig Release Date:	1990-08-04	Top Depth:	3,474.4 ft KB
Kelly Bushing:	2,718.5 ft SS	Total Depth:	3,681.1 ft KB
Pool Name:	UPPER MANNVILLE DD	Midpoint Perf Depth:	3,493.4 ft KB

RESERVOIR & RESERVES SUMMARY   (* data from volumetric tab)

Reservoir Parameters *		Oil		Gas	
Formation Top:	ft	Original Volume In Place:	Mbbl	Original Volume In Place:	MMcf
Gas/Oil Contact:	ft	Recovery Factor:	Fraction	Recovery Factor:	Fraction
Water Contact:	ft	Ultimate Recoverable:	16.2 Mbbl	Ultimate Recoverable:	2,400.0 MMcf
Production Area:	acre	Cumulative Production:	16.2 Mbbl	Cumulative Production:	1,999.6 MMcf
Net Pay:	ft	Remaining Recoverable:	0.0 Mbbl	Remaining Recoverable:	400.4 MMcf
Reservoir Volume:	0.0 acre-ft	Oil Shrinkage: *		Sales Gas:	40.0 MMcf
Porosity:	Fraction		Fraction	Oil Saturation: *	Fraction
Water Saturation:	Fraction			Z Factor: *	Fraction
Initial Pressure:	psi			Surface Loss:	0.90 Fraction
Initial Temp:	F			H2S Content:	0.0000 Fraction
				CO2 Content:	0.0541 Fraction

Volumetric Remarks:

Category Remarks:

FORECAST RATES AND TRENDS

On Production Date:	1991-12-23	GOR:	scf/bbl
Lift Type:		OGR:	bbl/MMcf
Oil Gravity:	API	Water Cut:	%
Heating Value:	1,026 Btu/scf	WGR:	bbl/MMcf

Remaining Reserves
Gas:	400,404.0 Mcf	Oil:	0.0 Mbbl

Number of Trends: 1

Trends   1
Product:	Gas
Start Date:	2014-01-01
End Date:	2024-10-03
Initial Rate:	160 Mcf/day
Rate at Effective Date:	160 Mcf/day
Final Rate:	60 Mcf/day
Decline Exponent:	0.000
Min Effective Decline:	
Final Cum:	2,400,000.0 Mcf

Reserve Notes

Supporting Data Comments:

PRODUCT RESERVES & RATIOS (Sales Basis)*

	Reserve	Yield	ISC
Ethane			0.0651 Molar Fraction
Propane	4,040 bbl	100.90 bbl/MMcf	0.0098 Molar Fraction
Butane	2,759 bbl	68.90 bbl/MMcf	0.0029 Molar Fraction
Pentane+	2,342 bbl	58.50 bbl/MMcf	0.0011 Molar Fraction
Field Condensate			
Sulphur			

* Items have details

INTERESTS AND BURDENS

Acquisition Date:
Disposition Date:

Interests	Lessor	Burdens
Freehold 0.625% Manual	Freehold 20% Manual	

Participant Remarks: 3.125% of a 20% Freehold Royalty

INSITE
Petroleum Consultants Ltd.

Legend Energy Canada Ltd.
PRODUCTION AND FORECAST

Effective December 31, 2013

Operator:	**ZARGON OIL & GAS LTD.**
Province:	**Alberta**
Field:	**TURIN**
Pool:	**UPPER MANNVILLE DD**
Unit:	
Status:	**FLOWING GAS**

Turin-Retlaw
00/13-15-011-19W4/0
P+P



Cumulative Gas Production (Mcf)
Calendar Daily Gas Production (Mcf/day)
10000
100000
1E6
1E7
10
100
1000
10000
Gas Qf
Eff
End Of Hist
2008
2009
2010
2011
2012
2013
2014
2015
2016
Time (Years)
0.1
1
10
100
Water/Gas Ratio (bbl/MMcf)
1
10
100
1000
Hours Of Production (hours)



Calendar Daily Gas Production (Mcf/day)
0
400
800
1,200
1,600
2,000
Gas Qf
Eff
End Of Hist
0
500,000
1,000,000
1,500,000
2,000,000
2,500,000
3,000,0(
Cumulative Gas Production (Mcf)

Oil Cum	(bbl)	16,161	Gas Cum	(Mcf)	1,999,596	Water Cum	(bbl)	2,522	FCond Cum	(bbl)	0
Oil Rem Rec	(bbl)	0	Gas Rem Rec	(Mcf)	400,404	Water Rem Rec	(bbl)	0	FCond Rem Rec	(bbl)	0
Oil Ult Rec	(bbl)	16,161	Gas Ult Rec	(Mcf)	2,400,000	Water Ult Rec	(bbl)	2,522	FCond Ult Rec	(bbl)	0

Forecast Start (T0)		01/01/2014	Calculation Type		Undefined	Est Cum Prod	(Mcf)	1,999,596	Decline Exp	0.000
Forecast End (Tf)		10/02/2024	OVIP (Volumetric)	(Mcf)	0	Remaining Rec	(Mcf)	400,404	Initial Decline (De)	08.7
Initial Rate (qi)	(Mcf/day)	159.4	Rec Factor (Volumetric)		0.000	Gas Surface Loss		0.9	Reserve Life Index	7.17
Final Rate (qf)	(Mcf/day)	60.0	Ult Recoverable	(Mcf)	2,400,000	Gas Total Sales	(Mcf)	40,040	Reserve Half Life	4.12

INSITE Petroleum Consultants Ltd.

Legend Energy Canada Ltd.
CASH FLOW
Dec 31, 2013 Constant Prices and Costs (SEC Compliant) (CAD)

Location : Turin-Retlaw, Alberta
Entity : 00/13-15-011-19W4/0
Formation : GLAUCONITIC
Effective December 31, 2013

Interests: Freehold 0.625% Manual

Total Proved Plus Probable Reserves

Lease Burden:

Lessor: Freehold 20% Manual

OIL, GAS & SULPHUR SUMMARY

	COMPANY OIL						
	Wells	Pool Rates bbl/d	Pool Volumes bbl	WI Volume bbl	RI Volume bbl	Price $/bbl	Revenue $
2014	0.0	0	0.0	0.0	0.0	0.00	0
2015	0.0	0	0.0	0.0	0.0	0.00	0
2016	0.0	0	0.0	0.0	0.0	0.00	0
2017	0.0	0	0.0	0.0	0.0	0.00	0
2018	0.0	0	0.0	0.0	0.0	0.00	0
2019	0.0	0	0.0	0.0	0.0	0.00	0
2020	0.0	0	0.0	0.0	0.0	0.00	0
2021	0.0	0	0.0	0.0	0.0	0.00	0
2022	0.0	0	0.0	0.0	0.0	0.00	0
2023	0.0	0	0.0	0.0	0.0	0.00	0
Sub			0.0	0.0	0.0	0.00	0
Rem			0.0	0.0	0.0	0.00	0
Total			0.0	0.0	0.0	0.00	0

	COMPANY SALES GAS						
	Wells	Pool Rates Mcf/d	Pool Volumes Mcf	WI Volume Mcf	RI Volume Mcf	Price $/Mcf	Revenue $
2014	1.0	15	5,581.7	0.0	34.9	3.24	113
2015	1.0	14	5,095.4	0.0	31.8	3.24	103
2016	1.0	13	4,663.6	0.0	29.1	3.24	95
2017	1.0	12	4,245.1	0.0	26.5	3.24	86
2018	1.0	11	3,875.3	0.0	24.2	3.24	79
2019	1.0	10	3,537.6	0.0	22.1	3.24	72
2020	1.0	9	3,237.9	0.0	20.2	3.24	66
2021	1.0	8	2,947.3	0.0	18.4	3.24	60
2022	1.0	7	2,690.5	0.0	16.8	3.24	55
2023	0.0	0	0.0	0.0	0.0	0.00	0
Sub			35,874.5	0.0	224.2	3.24	727
Rem			0.0	0.0	0.0	0.00	0
Total			35,874.5	0.0	224.2	3.24	727

	SULPHUR		TOTAL	
	Co. Share Volume lt	Price $/lt	WI Rates boe/d	Co. Share Rates boe/d
2014	0.0	0.00	0	0
2015	0.0	0.00	0	0
2016	0.0	0.00	0	0
2017	0.0	0.00	0	0
2018	0.0	0.00	0	0
2019	0.0	0.00	0	0
2020	0.0	0.00	0	0
2021	0.0	0.00	0	0
2022	0.0	0.00	0	0
2023	0.0	0.00	0	0
Sub	0.0	0.00		
Rem	0.0	0.00		
Total	0.0	0.00		

NGL SUMMARY

	CONDENSATE				ETHANE			
	WI Volume bbl	RI Volume bbl	Price $/bbl	Co. Share Revenue $	WI Volume bbl	RI Volume bbl	Price $/bbl	Co. Share Revenue $
2014	0.0	2.0	21.13	43.1	0.0	0.0	0.00	0.0
2015	0.0	1.9	21.13	39.4	0.0	0.0	0.00	0.0
2016	0.0	1.7	21.13	36.0	0.0	0.0	0.00	0.0
2017	0.0	1.6	21.13	32.8	0.0	0.0	0.00	0.0
2018	0.0	1.4	21.13	29.9	0.0	0.0	0.00	0.0
2019	0.0	1.3	21.13	27.3	0.0	0.0	0.00	0.0
2020	0.0	1.2	21.13	25.0	0.0	0.0	0.00	0.0
2021	0.0	1.1	21.13	22.8	0.0	0.0	0.00	0.0
2022	0.0	1.0	21.13	20.8	0.0	0.0	0.00	0.0
2023	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0
Sub	0.0	13.1	21.13	277.2	0.0	0.0	0.00	0.0
Rem	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0
Total	0.0	13.1	21.13	277.2	0.0	0.0	0.00	0.0

	PROPANE				BUTANE				TOTAL NGL		
	WI Volume bbl	RI Volume bbl	Price $/bbl	Co. Share Revenue $	WI Volume bbl	RI Volume bbl	Price $/bbl	Co. Share Revenue $	WI Volume bbl	RI Volumes bbl	CS Net Volumes bbl
2014	0.0	3.5	7.53	26.5	0.0	2.4	13.85	33.3	0.0	8.0	8.0
2015	0.0	3.2	7.53	24.2	0.0	2.2	13.85	30.4	0.0	7.3	7.3
2016	0.0	2.9	7.53	22.2	0.0	2.0	13.85	27.8	0.0	6.7	6.7
2017	0.0	2.7	7.53	20.2	0.0	1.8	13.85	25.3	0.0	6.1	6.1
2018	0.0	2.4	7.53	18.4	0.0	1.7	13.85	23.1	0.0	5.5	5.5
2019	0.0	2.2	7.53	16.8	0.0	1.5	13.85	21.1	0.0	5.0	5.0
2020	0.0	2.0	7.53	15.4	0.0	1.4	13.85	19.3	0.0	4.6	4.6
2021	0.0	1.9	7.53	14.0	0.0	1.3	13.85	17.6	0.0	4.2	4.2
2022	0.0	1.7	7.53	12.8	0.0	1.2	13.85	16.0	0.0	3.8	3.8
2023	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.0
Sub	0.0	22.6	7.53	170.4	0.0	15.4	13.85	213.9	0.0	51.2	51.2
Rem	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.0
Total	0.0	22.6	7.53	170.4	0.0	15.4	13.85	213.9	0.0	51.2	51.2

CASH FLOW BTAX

	Company Revenue $	Crown Royalty $	Freehold Royalty $	ORR Royalty $	Mineral Tax $	Total Royalty Burden %	Net Rev After Royalties $	Other Income $	Sask Corp Cap Tax $	Fixed Oper Expense $
2014	216	0.0	0.0	0.0	0.0	0	216	0.0	0.0	0.0
2015	197	0.0	0.0	0.0	0.0	0	197	0.0	0.0	0.0
2016	180	0.0	0.0	0.0	0.0	0	180	0.0	0.0	0.0
2017	164	0.0	0.0	0.0	0.0	0	164	0.0	0.0	0.0
2018	150	0.0	0.0	0.0	0.0	0	150	0.0	0.0	0.0
2019	137	0.0	0.0	0.0	0.0	0	137	0.0	0.0	0.0
2020	125	0.0	0.0	0.0	0.0	0	125	0.0	0.0	0.0
2021	114	0.0	0.0	0.0	0.0	0	114	0.0	0.0	0.0
2022	104	0.0	0.0	0.0	0.0	0	104	0.0	0.0	0.0
2023	0	0.0	0.0	0.0	0.0	0	0	0.0	0.0	0.0
Sub	1,388	0.0	0.0	0.0	0.0	0	1,388	0.0	0.0	0.0
Rem	0	0.0	0.0	0.0	0.0	0	0	0.0	0.0	0.0
Total	1,388	0.0	0.0	0.0	0.0	0	1,388	0.0	0.0	0.0

	Variable Operating Expense $	Other Expenses $	Total Operating Costs $	Abandon Cost & Salvage $	Net Operating Income $	Total Investment $	NET Cash Flow $	CUM Cash Flow $	Disc Cash Flow (10%) $
2014	0.0	17.4	17.4	0.0	199	0.0	199	199	190
2015	0.0	15.9	15.9	0.0	181	0.0	181	380	157
2016	0.0	14.6	14.6	0.0	166	0.0	166	546	131
2017	0.0	13.3	13.3	0.0	151	0.0	151	697	108
2018	0.0	12.1	12.1	0.0	138	0.0	138	835	90
2019	0.0	11.1	11.1	0.0	126	0.0	126	961	75
2020	0.0	10.1	10.1	0.0	115	0.0	115	1,076	62
2021	0.0	9.2	9.2	0.0	105	0.0	105	1,181	51
2022	0.0	8.4	8.4	0.0	96	0.0	96	1,276	43
2023	0.0	0.0	0.0	0.0	0	0.0	0	1,276	0
Sub	0.0	112.1	112.1	0.0	1,276	0.0	1,276	1,276	906
Rem	0.0	0.0	0.0	0.0	0	0.0	0	1,276	0
Total	0.0	112.1	112.1	0.0	1,276	0.0	1,276	1,276	906

CO. SHARE RESERVES LIFE (years)

Reserves Half Life	3.6
RLI (Principal Product)	6.43
Reserves Life	9.00
RLI (BOE)	6.4

TOTAL RESERVES - SALES

	GROSS	WI	CO SH	NET
Oil (bbl)	0	0	0	0
Gas (Mcf)	35,875	0	224	224
Gas (bbl)	5,979	0	37	37
*NGL (bbl)	6,091	0	38	38
Cond (bbl)	2,099	0	13	13
Total (bbl)	14,169	0	89	89

*This NGL Value includes only Ethane, Propane and Butane. Condensate and Field Condensate are included in the Condensate line.

NET PRESENT VALUES BEFORE TAX

Discount Rate %	Op Income $	Investment $	Cash Flow $	NPV/BOE $/BOE
0	1,276	0.0	1,276	14.41
5	1,064	0.0	1,064	12.01
8	964	0.0	964	10.88
10	906	0.0	906	10.23
15	787	0.0	787	8.89
20	695	0.0	695	7.84

CAPITAL (undisc)

		Unrisked	Risked
Cost Of Prod.	$/BOEPD	0.00	0.00
Cost Of Reserves	$/BOE	0.00	0.00
Prob Of Success	%	100.00	100.00
Chance Of	%	100.00	100.00

ECONOMIC INDICATORS

		BTAX			
			Unrisked		Risked
Discount Rate	(%)		10.0		10.0
Payout	(Yrs)		0.00		0.00
Discounted Payout	(Yrs)		0.00		0.00
DCF Rate of Return	(%)	>	200.0	>	200.0
NPV/Undisc Invest			0.0		0.0
NPV/Disc Invest			0.0		0.0
Undisc NPV/Undisc Invest			0.0		0.0
NPV/DIS Cap Exposure			0.0		0.0
NPV/BOEPD	(M$/boepd)		24.0		24.0

FIRST 12 MONTHS AVG. PERFORMANCE (undisc)

		WI		Co. Share	
		Unrisked	Risked	Unrisked	Risked
Prod (3 Mo Ave)	(BOEPD)	0.00	0.00	0.04	0.04
Prod (12 Mo Ave)	(BOEPD)	0.00	0.00	0.04	0.04
Price	($/BOE)	0.00	0.00	15.68	15.68
Royalties	($/BOE)	0.00	0.00	0.00	0.00
Operating Costs	($/BOE)	0.00	0.00	1.27	1.27
NetBack	($/BOE)	0.00	0.00	14.41	14.41
Recycle Ratio	(ratio)	0.00	0.00	0.00	0.00

INSITE Petroleum Consultants Ltd.

Effective December 31, 2013

GENERAL

Property:	Turin-Retlaw	Operator:	HUNT OIL COMPANY OF CANADA, INC.
Location:	00/16-26-011-19W4/0	Formation	SUNBURST SS
Category	NRA	Calculation Type:	
Type:	Oil	Class:	Light
Current Status:	ABANDONED OIL	Current Status Date:	1999-12-27
Alt ID:			

Entity Comments:

ZONE

Rig Release Date:	1978-09-04	Top Depth:	3,631.9 ft KB
Kelly Bushing:	2,789.4 ft SS	Total Depth:	3,766.4 ft KB
Pool Name:	MANNVILLE GG	Midpoint Perf Depth:	3,638.5 ft KB

RESERVOIR & RESERVES SUMMARY   (* data from volumetric tab)

Reservoir Parameters *		Oil		Gas	
Formation Top:	ft	Original Volume In Place:	Mbbl	Original Volume In Place:	MMcf
Gas/Oil Contact:	ft	Recovery Factor:	Fraction	Recovery Factor:	Fraction
Water Contact:	ft	Ultimate Recoverable:	0.9 Mbbl	Ultimate Recoverable:	0.5 MMcf
Production Area:	acre	Cumulative Production:	0.9 Mbbl	Cumulative Production:	0.5 MMcf
Net Pay:	ft	Remaining Recoverable:	0.0 Mbbl	Remaining Recoverable:	0.0 MMcf
Reservoir Volume:	0.0 acre-ft	Oil Shrinkage: *	Fraction	Sales Gas:	0.0 MMcf
Porosity:	Fraction			Oil Saturation: *	Fraction
Water Saturation:	Fraction			Z Factor: *	Fraction
Initial Pressure:	psi			Surface Loss:	0.00 Fraction
Initial Temp:	F			H2S Content:	Fraction
				CO2 Content:	Fraction

Volumetric Remarks:

Category Remarks: Abandoned.

FORECAST RATES AND TRENDS

On Production Date:	1978-09-29	GOR:	scf/bbl
Lift Type:		OGR:	bbl/MMcf
Oil Gravity:	API	Water Cut:	%
Heating Value:	Btu/scf	WGR:	bbl/MMcf

Remaining Reserves

Gas:	0.0 Mcf	Oil:	0.0 Mbbl
Number of Trends:	0		

Trends

Reserve Notes

Supporting Data Comments:

PRODUCT RESERVES & RATIOS (Sales Basis)*

	Reserve	Yield	ISC
Ethane			
Propane			
Butane			
Pentane+			
Field Condensate			
Sulphur			

* Items have details

INTERESTS AND BURDENS

Acquisition Date:
Disposition Date:

Interests	Lessor	Burdens
Freehold 1.3125% Manual	Freehold 18% Manual	

Participant Remarks: 7.2917% of a 18% Freehold Royalty

Legend Energy Canada Ltd.
PRODUCTION AND FORECAST

Effective December 31, 2013

Operator:	**HUNT OIL COMPANY OF CANADA, INC.**		**Turin-Retlaw**
Province:	**Alberta**		**00/16-26-011-19W4/0**
Field:	**RETLAW**		**NRA**
Pool:	**MANNVILLE GG**		
Unit:			
Status:	**ABANDONED OIL**		



Hours Of Production (hours)
Cumulative Oil Production (bbl)
Calendar Daily Oil Production (bbl/day)
Gas/Oil Ratio (scf/bbl)
Water/Oil Ratio (bbl/bbl)
End Of Hist
1979
1980
1981
1982
1983
1984
1985
1986
1987
Time (Years)



Calendar Daily Oil Production (bbl/day)
Eff. End Of Hist
0
1,000
2,000
3,000
4,000
5,000
6,000
7,000
8,000
9,000
10,000
Cumulative Oil Production (bbl)

Oil Cum	(bbl)	870	Gas Cum	(Mcf)	515	Water Cum	(bbl)	10,538	FCond Cum	(bbl)	0
Oil Rem Rec	(bbl)	0	Gas Rem Rec	(Mcf)	0	Water Rem Rec	(bbl)	0	FCond Rem Rec	(bbl)	0
Oil Ult Rec	(bbl)	870	Gas Ult Rec	(Mcf)	515	Water Ult Rec	(bbl)	10,538	FCond Ult Rec	(bbl)	0

Forecast Start (T0)	Calculation Type		Undefined	Est Cum Prod (bbl)	870	Decline Exp
Forecast End (Tf)	OVIP (Volumetric)	(bbl)	0	Remaining Rec (bbl)	0	Initial Decline (De)
Initial Rate (qi) (bbl/day)	Rec Factor (Volumetric)		0.000	Gas Surface Loss	0.0	Reserve Life Index
Final Rate (qf) (bbl/day)	Ult Recoverable	(bbl)	870	Gas Total Sales (Mcf)	0	Reserve Half Life


Legend Energy Canada Ltd.
INPUT DATA SHEET
Dec 31, 2013 Constant Prices and Costs (SEC Compliant) (CAD)


Effective December 31, 2013

GENERAL

Property:	Turin-Retlaw	Operator:	ZARGON OIL & GAS LTD.
Location:	00/12-35-011-19W4/0	Formation:	MANNVILLE GRP
Category:	PDP	Calculation Type:	Performance
Type:	Gas	Class:	Conventional
Current Status:	FLOWING GAS	Current Status Date:	2004-04-21
Alt ID:			

Entity Comments:

ZONE

Rig Release Date:	2003-12-20	Top Depth:	3,622.0 ft KB
Kelly Bushing:	2,773.0 ft SS	Total Depth:	4,432.4 ft KB
Pool Name:	MANNVILLE R6R	Midpoint Perf Depth:	3,658.1 ft KB

RESERVOIR & RESERVES SUMMARY   (* data from volumetric tab)

Reservoir Parameters *		Oil			Gas		
Formation Top:	ft	Original Volume In Place:		Mbbl	Original Volume In Place:		MMcf
Gas/Oil Contact:	ft	Recovery Factor:		Fraction	Recovery Factor:		Fraction
Water Contact:	ft	Ultimate Recoverable:		0.0 Mbbl	Ultimate Recoverable:	650.0	MMcf
Production Area:	acre	Cumulative Production:		0.0 Mbbl	Cumulative Production:	481.3	MMcf
Net Pay:	ft	Remaining Recoverable:		0.0 Mbbl	Remaining Recoverable:	168.7	MMcf
Reservoir Volume:	0.0 acre-ft	Oil Shrinkage: *		Fraction	Sales Gas:	143.4	MMcf
Porosity:	Fraction				Oil Saturation: *		Fraction
Water Saturation:	Fraction				Z Factor: *		Fraction
Initial Pressure:	psi				Surface Loss:	0.15	Fraction
Initial Temp:	F				H2S Content:	0.0000	Fraction
					CO2 Content:	0.0010	Fraction

Volumetric Remarks:

Category Remarks:

FORECAST RATES AND TRENDS

On Production Date:	2004-04-21	GOR:	scf/bbl
Lift Type:		OGR:	bbl/MMcf
Oil Gravity:	API	Water Cut:	%
Heating Value:	1,006 Btu/scf	WGR:	bbl/MMcf

Remaining Reserves

Gas:	168,666.0 Mcf	Oil:	0.0 Mbbl

Number of Trends:	1

Trends

	1
Product:	Gas
Start Date:	2014-01-01
End Date:	2026-03-27
Initial Rate:	95 Mcf/day
Rate at Effective Date:	95 Mcf/day
Final Rate:	10 Mcf/day
Decline Exponent:	0.000
Min Effective Decline:	
Final Cum:	650,000.0 Mcf

Reserve Notes

Supporting Data Comments:

PRODUCT RESERVES & RATIOS (Sales Basis)*

	Reserve	Yield	ISC
Ethane			0.0473 Molar Fraction
Propane	1,049 bbl	7.32 bbl/MMcf	0.0068 Molar Fraction
Butane	750 bbl	5.23 bbl/MMcf	0.0021 Molar Fraction
Pentane+	583 bbl	4.07 bbl/MMcf	0.0008 Molar Fraction
Field Condensate			
Sulphur			

* Items have details

INTERESTS AND BURDENS

Acquisition Date:	
Disposition Date:	

Interests	Lessor	Burdens
Freehold 0.45828% Manual	Freehold 18% Manual	

Participant Remarks: 2.546% of a 18% Freehold Royalty

Legend Energy Canada Ltd.
PRODUCTION AND FORECAST

Effective December 31, 2013

Operator:	**ZARGON OIL & GAS LTD.**
Province:	**Alberta**
Field:	**RETLAW**
Pool:	**MANNVILLE R6R**
Unit:	
Status:	**FLOWING GAS**

Turin-Retlaw
00/12-35-011-19W4/0
PDP



Cumulative Gas Production (Mcf)
Calendar Daily Gas Production (Mcf/day)
Water/Gas Ratio (bbl/MMcf)
Hours Of Production (hours)
Gas Qf
Eff End Of Hist
Time (Years)
2008
2009
2010
2011
2012
2013
2014
2015
2016



Calendar Daily Gas Production (Mcf/day)
Gas Qf
Eff End Of Hist
Cumulative Gas Production (Mcf)

Oil Cum	(bbl)	0	Gas Cum	(Mcf)	481,334	Water Cum	(bbl)	94	FCond Cum	(bbl) 0
Oil Rem Rec	(bbl)	0	Gas Rem Rec	(Mcf)	168,666	Water Rem Rec	(bbl)	0	FCond Rem Rec	(bbl) 0
Oil Ult Rec	(bbl)	0	Gas Ult Rec	(Mcf)	650,000	Water Ult Rec	(bbl)	94	FCond Ult Rec	(bbl) 0

Forecast Start (T0)	01/01/2014	Calculation Type	Performance	Est Cum Prod (Mcf)	481,334	Decline Exp	0.000
Forecast End (Tf)	03/26/2026	OVIP (Volumetric) (Mcf)	0	Remaining Rec (Mcf)	168,666	Initial Decline (De)	16.8
Initial Rate (qi) (Mcf/day)	94.3	Rec Factor (Volumetric)	0.000	Gas Surface Loss	0.15	Reserve Life Index	5.33
Final Rate (qf) (Mcf/day)	10.0	Ult Recoverable (Mcf)	650,000	Gas Total Sales (Mcf)	143,366	Reserve Half Life	3.23

Legend Energy Canada Ltd.
CASH FLOW
Dec 31, 2013 Constant Prices and Costs (SEC Compliant) (CAD)

Location : Turin-Retlaw, Alberta | **Interests:** Freehold 0.45828% Manual | **Lease Burden:**

Entity : 00/12-35-011-19W4/0

Formation : MANNVILLE GRP | **Lessor:** Freehold 18% Manual

Effective December 31, 2013 | Total Proved Developed Producing Reserves

OIL, GAS & SULPHUR SUMMARY

	COMPANY OIL							COMPANY SALES GAS							SULPHUR		TOTAL	
	Wells	Pool Rates bbl/d	Pool Volumes bbl	WI Volume bbl	RI Volume bbl	Price $/bbl	Revenue $	Wells	Pool Rates Mcf/d	Pool Volumes Mcf	WI Volume Mcf	RI Volume Mcf	Price $/Mcf	Revenue $	Co. Share Volume lt	Price $/lt	WI Rates boe/d	Co. Share Rates boe/d
2014	0.0	0	0.0	0.0	0.0	0.00	0	1.0	74	26,921.8	0.0	123.4	3.18	392	0.0	0.00	0	0
2015	0.0	0	0.0	0.0	0.0	0.00	0	1.0	61	22,398.5	0.0	102.6	3.18	326	0.0	0.00	0	0
2016	0.0	0	0.0	0.0	0.0	0.00	0	1.0	51	18,681.7	0.0	85.6	3.18	272	0.0	0.00	0	0
2017	0.0	0	0.0	0.0	0.0	0.00	0	1.0	42	15,496.3	0.0	71.0	3.18	226	0.0	0.00	0	0
2018	0.0	0	0.0	0.0	0.0	0.00	0	1.0	35	12,892.7	0.0	59.1	3.18	188	0.0	0.00	0	0
2019	0.0	0	0.0	0.0	0.0	0.00	0	1.0	29	10,726.5	0.0	49.2	3.18	156	0.0	0.00	0	0
2020	0.0	0	0.0	0.0	0.0	0.00	0	1.0	24	8,946.5	0.0	41.0	3.18	130	0.0	0.00	0	0
2021	0.0	0	0.0	0.0	0.0	0.00	0	1.0	20	7,421.1	0.0	34.0	3.18	108	0.0	0.00	0	0
2022	0.0	0	0.0	0.0	0.0	0.00	0	1.0	17	6,174.2	0.0	28.3	3.18	90	0.0	0.00	0	0
2023	0.0	0	0.0	0.0	0.0	0.00	0	1.0	14	5,136.8	0.0	23.5	3.18	75	0.0	0.00	0	0
Sub			0.0	0.0	0.0	0.00	0			134,796.2	0.0	617.7	3.18	1,963	0.0	0.00		
Rem			0.0	0.0	0.0	0.00	0			4,284.4	0.0	19.6	3.18	62	0.0	0.00		
Total			0.0	0.0	0.0	0.00	0			139,080.6	0.0	637.4	3.18	2,026	0.0	0.00		

NGL SUMMARY

	CONDENSATE				ETHANE				PROPANE				BUTANE				TOTAL NGL		
	WI Volume bbl	RI Volume bbl	Price $/bbl	Co. Share Revenue $	WI Volume bbl	RI Volume bbl	Price $/bbl	Co. Share Revenue $	WI Volume bbl	RI Volume bbl	Price $/bbl	Co. Share Revenue $	WI Volume bbl	RI Volume bbl	Price $/bbl	Co. Share Revenue $	WI Volume bbl	RI Volumes bbl	CS Net Volumes bbl
2014	0.0	0.5	105.65	53.1	0.0	0.0	0.00	0.0	0.0	0.9	37.66	34.0	0.0	0.6	69.23	44.7	0.0	2.1	2.1
2015	0.0	0.4	105.65	44.1	0.0	0.0	0.00	0.0	0.0	0.8	37.66	28.3	0.0	0.5	69.23	37.2	0.0	1.7	1.7
2016	0.0	0.3	105.65	36.8	0.0	0.0	0.00	0.0	0.0	0.6	37.66	23.6	0.0	0.4	69.23	31.0	0.0	1.4	1.4
2017	0.0	0.3	105.65	30.5	0.0	0.0	0.00	0.0	0.0	0.5	37.66	19.6	0.0	0.4	69.23	25.7	0.0	1.2	1.2
2018	0.0	0.2	105.65	25.4	0.0	0.0	0.00	0.0	0.0	0.4	37.66	16.3	0.0	0.3	69.23	21.4	0.0	1.0	1.0
2019	0.0	0.2	105.65	21.1	0.0	0.0	0.00	0.0	0.0	0.4	37.66	13.6	0.0	0.3	69.23	17.8	0.0	0.8	0.8
2020	0.0	0.2	105.65	17.6	0.0	0.0	0.00	0.0	0.0	0.3	37.66	11.3	0.0	0.2	69.23	14.8	0.0	0.7	0.7
2021	0.0	0.1	105.65	14.6	0.0	0.0	0.00	0.0	0.0	0.2	37.66	9.4	0.0	0.2	69.23	12.3	0.0	0.6	0.6
2022	0.0	0.1	105.65	12.2	0.0	0.0	0.00	0.0	0.0	0.2	37.66	7.8	0.0	0.1	69.23	10.2	0.0	0.5	0.5
2023	0.0	0.1	105.65	10.1	0.0	0.0	0.00	0.0	0.0	0.2	37.66	6.5	0.0	0.1	69.23	8.5	0.0	0.4	0.4
Sub	0.0	2.5	105.65	265.6	0.0	0.0	0.00	0.0	0.0	4.5	37.66	170.3	0.0	3.2	69.23	223.7	0.0	10.3	10.3
Rem	0.0	0.1	105.65	8.4	0.0	0.0	0.00	0.0	0.0	0.1	37.66	5.4	0.0	0.1	69.23	7.1	0.0	0.3	0.3
Total	0.0	2.6	105.65	274.1	0.0	0.0	0.00	0.0	0.0	4.7	37.66	175.7	0.0	3.3	69.23	230.8	0.0	10.6	10.6

CASH FLOW BTAX

	Company Revenue $	Crown Royalty $	Freehold Royalty $	ORR Royalty $	Mineral Tax $	Total Royalty Burden %	Net Rev After Royalties $	Other Income $	Sask Corp Cap Tax $	Fixed Oper Expense $	Variable Operating Expense $	Other Expenses $	Total Operating Costs $	Abandon Cost & Salvage $	Net Operating Income $	Total Investment $	NET Cash Flow $	CUM Cash Flow $	Disc Cash Flow (10%) $
2014	524	0.0	0.0	0.0	0.0	0	524	0.0	0.0	0.0	0.0	61.7	61.7	0.0	462	0.0	462	462	442
2015	436	0.0	0.0	0.0	0.0	0	436	0.0	0.0	0.0	0.0	51.3	51.3	0.0	385	0.0	385	847	334
2016	364	0.0	0.0	0.0	0.0	0	364	0.0	0.0	0.0	0.0	42.8	42.8	0.0	321	0.0	321	1,167	253
2017	302	0.0	0.0	0.0	0.0	0	302	0.0	0.0	0.0	0.0	35.5	35.5	0.0	266	0.0	266	1,434	191
2018	251	0.0	0.0	0.0	0.0	0	251	0.0	0.0	0.0	0.0	29.5	29.5	0.0	221	0.0	221	1,655	144
2019	209	0.0	0.0	0.0	0.0	0	209	0.0	0.0	0.0	0.0	24.6	24.6	0.0	184	0.0	184	1,839	109
2020	174	0.0	0.0	0.0	0.0	0	174	0.0	0.0	0.0	0.0	20.5	20.5	0.0	154	0.0	154	1,993	83
2021	144	0.0	0.0	0.0	0.0	0	144	0.0	0.0	0.0	0.0	17.0	17.0	0.0	127	0.0	127	2,120	62
2022	120	0.0	0.0	0.0	0.0	0	120	0.0	0.0	0.0	0.0	14.1	14.1	0.0	106	0.0	106	2,226	47
2023	100	0.0	0.0	0.0	0.0	0	100	0.0	0.0	0.0	0.0	11.8	11.8	0.0	88	0.0	88	2,314	36
Sub	2,623	0.0	0.0	0.0	0.0	0	2,623	0.0	0.0	0.0	0.0	308.9	308.9	0.0	2,314	0.0	2,314	2,314	1,700
Rem	83	0.0	0.0	0.0	0.0	0	83	0.0	0.0	0.0	0.0	9.8	9.8	0.0	74	0.0	74	2,388	27
Total	2,706	0.0	0.0	0.0	0.0	0	2,706	0.0	0.0	0.0	0.0	318.7	318.7	0.0	2,388	0.0	2,388	2,388	1,727

CO. SHARE RESERVES LIFE (years)

Reserves Half Life	3.1
RLI (Principal Product)	5.17
Reserves Life	11.00
RLI (BOE)	5.2

TOTAL RESERVES - SALES

	GROSS	WI	CO SH	NET
Oil (bbl)	0	0	0	0
Gas (Mcf)	139,081	0	637	637
Gas (bbl)	23,180	0	106	106
*NGL (bbl)	1,745	0	8	8
Cond (bbl)	566	0	3	3
Total (bbl)	25,492	0	117	117

*This NGL Value includes only Ethane, Propane and Butane. Condensate and Field Condensate are included in the Condensate line.

NET PRESENT VALUES BEFORE TAX

Discount Rate %	Op Income $	Investment $	Cash Flow $	NPV/BOE $/BOE
0	2,388	0.0	2,388	20.44
5	2,006	0.0	2,006	17.17
8	1,829	0.0	1,829	15.66
10	1,727	0.0	1,727	14.79
15	1,518	0.0	1,518	12.99
20	1,356	0.0	1,356	11.61

CAPITAL (undisc)

		Unrisked	Risked
Cost Of Prod.	$/BOEPD	0.00	0.00
Cost Of Reserves	$/BOE	0.00	0.00
Prob Of Success	%	100.00	100.00
Chance Of	%	100.00	100.00

ECONOMIC INDICATORS

		BTAX			
			Unrisked		Risked
Discount Rate	(%)		10.0		10.0
Payout	(Yrs)		0.00		0.00
Discounted Payout	(Yrs)		0.00		0.00
DCF Rate of Return	(%)	>	200.0	>	200.0
NPV/Undisc Invest			0.0		0.0
NPV/Disc Invest			0.0		0.0
Undisc NPV/Undisc Invest			0.0		0.0
NPV/DIS Cap Exposure			0.0		0.0
NPV/BOEPD	(M$/boepd)		27.9		27.9

FIRST 12 MONTHS AVG. PERFORMANCE (undisc)

		WI		Co. Share	
		Unrisked	Risked	Unrisked	Risked
Prod (3 Mo Ave)	(BOEPD)	0.00	0.00	0.07	0.07
Prod (12 Mo Ave)	(BOEPD)	0.00	0.00	0.06	0.06
Price	($/BOE)	0.00	0.00	23.17	23.17
Royalties	($/BOE)	0.00	0.00	0.00	0.00
Operating Costs	($/BOE)	0.00	0.00	2.73	2.73
NetBack	($/BOE)	0.00	0.00	20.44	20.44
Recycle Ratio	(ratio)	0.00	0.00	0.00	0.00

INSITE Petroleum Consultants Ltd.

Legend Energy Canada Ltd.
INPUT DATA SHEET
Dec 31, 2013 Constant Prices and Costs (SEC Compliant) (CAD)

Effective December 31, 2013

GENERAL

Property:	Turin-Retlaw	Operator:	ZARGON OIL & GAS LTD.
Location:	00/12-35-011-19W4/0	Formation:	MANNVILLE GRP
Category:	P+P	Calculation Type:	Performance
Type:	Gas	Class:	Conventional
Current Status:	FLOWING GAS	Current Status Date:	2004-04-21
Alt ID:			

Entity Comments:

ZONE

Rig Release Date:	2003-12-20	Top Depth:	3,622.0 ft KB
Kelly Bushing:	2,773.0 ft SS	Total Depth:	4,432.4 ft KB
Pool Name:	MANNVILLE R6R	Midpoint Perf Depth:	3,658.1 ft KB

RESERVOIR & RESERVES SUMMARY (* data from volumetric tab)

Reservoir Parameters *		Oil		Gas	
Formation Top:	ft	Original Volume In Place:	Mbbl	Original Volume In Place:	MMcf
Gas/Oil Contact:	ft	Recovery Factor:	Fraction	Recovery Factor:	Fraction
Water Contact:	ft	Ultimate Recoverable:	0.0 Mbbl	Ultimate Recoverable:	700.0 MMcf
Production Area:	acre	Cumulative Production:	0.0 Mbbl	Cumulative Production:	481.3 MMcf
Net Pay:	ft	Remaining Recoverable:	0.0 Mbbl	Remaining Recoverable:	218.7 MMcf
Reservoir Volume:	0.0 acre-ft	Oil Shrinkage: *	Fraction	Sales Gas:	185.9 MMcf
Porosity:	Fraction			Oil Saturation: *	Fraction
Water Saturation:	Fraction			Z Factor: *	Fraction
Initial Pressure:	psi			Surface Loss:	0.15 Fraction
Initial Temp:	F			H2S Content:	0.0000 Fraction
				CO2 Content:	0.0010 Fraction

Volumetric Remarks:

Category Remarks:

FORECAST RATES AND TRENDS

On Production Date:	2004-04-21	GOR:	scf/bbl
Lift Type:		OGR:	bbl/MMcf
Oil Gravity:	API	Water Cut:	%
Heating Value:	1,006 Btu/scf	WGR:	bbl/MMcf

Remaining Reserves

Gas:	218,666.0 Mcf	Oil:	0.0 Mbbl

Number of Trends: 1

Trends	1
Product:	Gas
Start Date:	2014-01-01
End Date:	2029-11-10
Initial Rate:	95 Mcf/day
Rate at Effective Date:	95 Mcf/day
Final Rate:	10 Mcf/day
Decline Exponent:	0.000
Min Effective Decline:	
Final Cum:	700,000.0 Mcf

Reserve Notes

Supporting Data Comments:

PRODUCT RESERVES & RATIOS (Sales Basis)*

	Reserve	Yield	ISC
Ethane			0.0473 Molar Fraction
Propane	1,361 bbl	7.32 bbl/MMcf	0.0068 Molar Fraction
Butane	972 bbl	5.23 bbl/MMcf	0.0021 Molar Fraction
Pentane+	756 bbl	4.07 bbl/MMcf	0.0008 Molar Fraction
Field Condensate			
Sulphur			

* Items have details

INTERESTS AND BURDENS

Acquisition Date:
Disposition Date:

Interests	Lessor	Burdens
Freehold 0.45828% Manual	Freehold 18% Manual	

Participant Remarks: 2.546% of a 18% Freehold Royalty

Legend Energy Canada Ltd.
PRODUCTION AND FORECAST

Effective December 31, 2013

Operator:	**ZARGON OIL & GAS LTD.**
Province:	**Alberta**
Field:	**RETLAW**
Pool:	**MANNVILLE R6R**
Unit:	
Status:	**FLOWING GAS**

Turin-Retlaw
00/12-35-011-19W4/0
P+P



Cumulative Gas Production (Mcf)
Calendar Daily Gas Production (Mcf/day)
Water/Gas Ratio (bbl/MMcf)
Hours Of Production (hours)
Gas Qf
Eff End Of Hist
Time (Years)
2008
2009
2010
2011
2012
2013
2014
2015
2016



Calendar Daily Gas Production (Mcf/day)
Gas Qf
Eff End Of Hist
Cumulative Gas Production (Mcf)

Oil Cum	(bbl)	0	Gas Cum	(Mcf)	481,334	Water Cum	(bbl)	94	FCond Cum	(bbl)	0
Oil Rem Rec	(bbl)	0	Gas Rem Rec	(Mcf)	218,666	Water Rem Rec	(bbl)	0	FCond Rem Rec	(bbl)	0
Oil Ult Rec	(bbl)	0	Gas Ult Rec	(Mcf)	700,000	Water Ult Rec	(bbl)	94	FCond Ult Rec	(bbl)	0

Forecast Start (T0)	01/01/2014	Calculation Type	Performance	Est Cum Prod (Mcf)	481,334	Decline Exp	0.000
Forecast End (Tf)	11/09/2029	OVIP (Volumetric) (Mcf)	0	Remaining Rec (Mcf)	218,666	Initial Decline (De)	13.2
Initial Rate (qi) (Mcf/day)	94.4	Rec Factor (Volumetric)	0.000	Gas Surface Loss	0.15	Reserve Life Index	6.76
Final Rate (qf) (Mcf/day)	10.0	Ult Recoverable (Mcf)	700,000	Gas Total Sales (Mcf)	185,866	Reserve Half Life	4.20

INSITE Petroleum Consultants Ltd.

Legend Energy Canada Ltd.
CASH FLOW
Dec 31, 2013 Constant Prices and Costs (SEC Compliant) (CAD)

Location : Turin-Retlaw, Alberta
Entity : 00/12-35-011-19W4/0
Formation : MANNVILLE GRP
Effective December 31, 2013

Interests: Freehold 0.45828% Manual

Lease Burden:

Lessor: Freehold 18% Manual

Total Proved Plus Probable Reserves

OIL, GAS & SULPHUR SUMMARY

	COMPANY OIL							COMPANY SALES GAS							SULPHUR		TOTAL	
	Wells	Pool Rates bbl/d	Pool Volumes bbl	WI Volume bbl	RI Volume bbl	Price $/bbl	Revenue $	Wells	Pool Rates Mcf/d	Pool Volumes Mcf	WI Volume Mcf	RI Volume Mcf	Price $/Mcf	Revenue $	Co. Share Volume lt	Price $/lt	WI Rates boe/d	Co. Share Rates boe/d
2014	0.0	0	0.0	0.0	0.0	0.00	0	1.0	75	27,478.3	0.0	125.9	3.18	400	0.0	0.00	0	0
2015	0.0	0	0.0	0.0	0.0	0.00	0	1.0	65	23,643.6	0.0	109.3	3.18	347	0.0	0.00	0	0
2016	0.0	0	0.0	0.0	0.0	0.00	0	1.0	57	20,742.3	0.0	95.1	3.18	302	0.0	0.00	0	0
2017	0.0	0	0.0	0.0	0.0	0.00	0	1.0	49	17,945.9	0.0	82.2	3.18	261	0.0	0.00	0	0
2018	0.0	0	0.0	0.0	0.0	0.00	0	1.0	43	15,572.0	0.0	71.4	3.18	227	0.0	0.00	0	0
2019	0.0	0	0.0	0.0	0.0	0.00	0	1.0	37	13,512.2	0.0	61.9	3.18	197	0.0	0.00	0	0
2020	0.0	0	0.0	0.0	0.0	0.00	0	1.0	32	11,754.7	0.0	53.9	3.18	171	0.0	0.00	0	0
2021	0.0	0	0.0	0.0	0.0	0.00	0	1.0	28	10,170.0	0.0	46.6	3.18	148	0.0	0.00	0	0
2022	0.0	0	0.0	0.0	0.0	0.00	0	1.0	24	8,824.7	0.0	40.4	3.18	129	0.0	0.00	0	0
2023	0.0	0	0.0	0.0	0.0	0.00	0	1.0	21	7,657.4	0.0	35.1	3.18	112	0.0	0.00	0	0
Sub			0.0	0.0	0.0	0.00	0			157,501.1	0.0	721.8	3.18	2,294	0.0	0.00		
Rem			0.0	0.0	0.0	0.00	0			21,765.2	0.0	99.7	3.18	317	0.0	0.00		
Total			0.0	0.0	0.0	0.00	0			179,266.3	0.0	821.5	3.18	2,611	0.0	0.00		

NGL SUMMARY

	CONDENSATE				ETHANE				PROPANE				BUTANE				TOTAL NGL		
	WI Volume bbl	RI Volume bbl	Price $/bbl	Co. Share Revenue $	WI Volume bbl	RI Volume bbl	Price $/bbl	Co. Share Revenue $	WI Volume bbl	RI Volume bbl	Price $/bbl	Co. Share Revenue $	WI Volume bbl	RI Volume bbl	Price $/bbl	Co. Share Revenue $	WI Volume bbl	RI Volumes bbl	CS Net Volumes bbl
2014	0.0	0.5	105.65	54.1	0.0	0.0	0.00	0.0	0.0	0.9	37.66	34.7	0.0	0.7	69.23	45.6	0.0	2.1	2.1
2015	0.0	0.4	105.65	47.0	0.0	0.0	0.00	0.0	0.0	0.8	37.66	30.1	0.0	0.6	69.23	39.6	0.0	1.8	1.8
2016	0.0	0.4	105.65	40.9	0.0	0.0	0.00	0.0	0.0	0.7	37.66	26.2	0.0	0.5	69.23	34.4	0.0	1.6	1.6
2017	0.0	0.3	105.65	35.4	0.0	0.0	0.00	0.0	0.0	0.6	37.66	22.7	0.0	0.4	69.23	29.8	0.0	1.4	1.4
2018	0.0	0.3	105.65	30.7	0.0	0.0	0.00	0.0	0.0	0.5	37.66	19.7	0.0	0.4	69.23	25.8	0.0	1.2	1.2
2019	0.0	0.3	105.65	26.6	0.0	0.0	0.00	0.0	0.0	0.5	37.66	17.1	0.0	0.3	69.23	22.4	0.0	1.0	1.0
2020	0.0	0.2	105.65	23.2	0.0	0.0	0.00	0.0	0.0	0.4	37.66	14.9	0.0	0.3	69.23	19.5	0.0	0.9	0.9
2021	0.0	0.2	105.65	20.0	0.0	0.0	0.00	0.0	0.0	0.3	37.66	12.8	0.0	0.2	69.23	16.9	0.0	0.8	0.8
2022	0.0	0.2	105.65	17.4	0.0	0.0	0.00	0.0	0.0	0.3	37.66	11.1	0.0	0.2	69.23	14.6	0.0	0.7	0.7
2023	0.0	0.1	105.65	15.1	0.0	0.0	0.00	0.0	0.0	0.3	37.66	9.7	0.0	0.2	69.23	12.7	0.0	0.6	0.6
Sub	0.0	2.9	105.65	310.4	0.0	0.0	0.00	0.0	0.0	5.3	37.66	199.0	0.0	3.8	69.23	261.3	0.0	12.0	12.0
Rem	0.0	0.4	105.65	42.9	0.0	0.0	0.00	0.0	0.0	0.7	37.66	27.5	0.0	0.5	69.23	36.1	0.0	1.7	1.7
Total	0.0	3.3	105.65	353.3	0.0	0.0	0.00	0.0	0.0	6.0	37.66	226.5	0.0	4.3	69.23	297.5	0.0	13.7	13.7

CASH FLOW BTAX

	Company Revenue $	Crown Royalty $	Freehold Royalty $	ORR Royalty $	Mineral Tax $	Total Royalty Burden %	Net Rev After Royalties $	Other Income $	Sask Corp Cap Tax $	Fixed Oper Expense $	Variable Operating Expense $	Other Expenses $	Total Operating Costs $	Abandon Cost & Salvage $	Net Operating Income $	Total Investment $	NET Cash Flow $	CUM Cash Flow $	Disc Cash Flow (10%) $
2014	535	0.0	0.0	0.0	0.0	0	535	0.0	0.0	0.0	0.0	63.0	63.0	0.0	472	0.0	472	472	451
2015	464	0.0	0.0	0.0	0.0	0	464	0.0	0.0	0.0	0.0	54.6	54.6	0.0	409	0.0	409	881	355
2016	404	0.0	0.0	0.0	0.0	0	404	0.0	0.0	0.0	0.0	47.5	47.5	0.0	356	0.0	356	1,237	281
2017	349	0.0	0.0	0.0	0.0	0	349	0.0	0.0	0.0	0.0	41.1	41.1	0.0	308	0.0	308	1,545	221
2018	303	0.0	0.0	0.0	0.0	0	303	0.0	0.0	0.0	0.0	35.7	35.7	0.0	267	0.0	267	1,813	174
2019	263	0.0	0.0	0.0	0.0	0	263	0.0	0.0	0.0	0.0	31.0	31.0	0.0	232	0.0	232	2,045	137
2020	229	0.0	0.0	0.0	0.0	0	229	0.0	0.0	0.0	0.0	26.9	26.9	0.0	202	0.0	202	2,246	109
2021	198	0.0	0.0	0.0	0.0	0	198	0.0	0.0	0.0	0.0	23.3	23.3	0.0	175	0.0	175	2,421	85
2022	172	0.0	0.0	0.0	0.0	0	172	0.0	0.0	0.0	0.0	20.2	20.2	0.0	152	0.0	152	2,573	67
2023	149	0.0	0.0	0.0	0.0	0	149	0.0	0.0	0.0	0.0	17.5	17.5	0.0	131	0.0	131	2,704	53
Sub	3,065	0.0	0.0	0.0	0.0	0	3,065	0.0	0.0	0.0	0.0	360.9	360.9	0.0	2,704	0.0	2,704	2,704	1,934
Rem	424	0.0	0.0	0.0	0.0	0	424	0.0	0.0	0.0	0.0	49.9	49.9	0.0	374	0.0	374	3,078	122
Total	3,488	0.0	0.0	0.0	0.0	0	3,488	0.0	0.0	0.0	0.0	410.8	410.8	0.0	3,078	0.0	3,078	3,078	2,056

CO. SHARE RESERVES LIFE (years)

Reserves Half Life	4.0
RLI (Principal Product)	6.52
Reserves Life	14.00
RLI (BOE)	6.5

TOTAL RESERVES - SALES

	GROSS	WI	CO SH	NET
Oil (bbl)	0	0	0	0
Gas (Mcf)	179,266	0	822	822
Gas (bbl)	29,878	0	137	137
*NGL (bbl)	2,250	0	10	10
Cond (bbl)	730	0	3	3
Total (bbl)	32,857	0	151	151

*This NGL Value includes only Ethane, Propane and Butane. Condensate and Field Condensate are included in the Condensate line.

NET PRESENT VALUES BEFORE TAX

Discount Rate %	Op Income $	Investment $	Cash Flow $	NPV/BOE $/BOE
0	3,078	0.0	3,078	20.44
5	2,470	0.0	2,470	16.40
8	2,204	0.0	2,204	14.64
10	2,056	0.0	2,056	13.65
15	1,761	0.0	1,761	11.69
20	1,543	0.0	1,543	10.25

CAPITAL (undisc)

		Unrisked	Risked
Cost Of Prod.	$/BOEPD	0.00	0.00
Cost Of Reserves	$/BOE	0.00	0.00
Prob Of Success	%	100.00	100.00
Chance Of	%	100.00	100.00

ECONOMIC INDICATORS

		BTAX			
		Unrisked		Risked	
Discount Rate	(%)	10.0		10.0	
Payout	(Yrs)	0.00		0.00	
Discounted Payout	(Yrs)	0.00		0.00	
DCF Rate of Return	(%)	>	200.0	>	200.0
NPV/Undisc Invest		0.0		0.0	
NPV/Disc Invest		0.0		0.0	
Undisc NPV/Undisc Invest		0.0		0.0	
NPV/DIS Cap Exposure		0.0		0.0	
NPV/BOEPD	(M$/boepd)	32.5		32.5	

FIRST 12 MONTHS AVG. PERFORMANCE (undisc)

		WI		Co. Share	
		Unrisked	Risked	Unrisked	Risked
Prod (3 Mo Ave)	(BOEPD)	0.00	0.00	0.07	0.07
Prod (12 Mo Ave)	(BOEPD)	0.00	0.00	0.06	0.06
Price	($/BOE)	0.00	0.00	23.17	23.17
Royalties	($/BOE)	0.00	0.00	0.00	0.00
Operating Costs	($/BOE)	0.00	0.00	2.73	2.73
NetBack	($/BOE)	0.00	0.00	20.44	20.44
Recycle Ratio	(ratio)	0.00	0.00	0.00	0.00

INSITE Petroleum Consultants Ltd.

Legend Energy Canada Ltd.
INPUT DATA SHEET
Dec 31, 2013 Constant Prices and Costs (SEC Compliant) (CAD)

Effective December 31, 2013

GENERAL

Property:	Turin-Retlaw	Operator:	SPYGLASS RESOURCES CORP.
Location:	00/05-36-011-19W4/0	Formation	MANNVILLE GRP
Category	NRA	Calculation Type:	Performance
Type:	Gas	Class:	Conventional
Current Status:	SUSPENDED GAS	Current Status Date:	2001-07-22
Alt ID:			

Entity Comments:

ZONE

Rig Release Date:	2001-06-22	Top Depth:	3,133.2 ft KB
Kelly Bushing:	2,772.3 ft SS	Total Depth:	3,313.6 ft KB
Pool Name:	MANNVILLE X5X	Midpoint Perf Depth:	3,143.0 ft KB

RESERVOIR & RESERVES SUMMARY   (* data from volumetric tab)

Reservoir Parameters *		Oil		Gas	
Formation Top:	ft	Original Volume In Place:	Mbbl	Original Volume In Place:	MMcf
Gas/Oil Contact:	ft	Recovery Factor:	Fraction	Recovery Factor:	Fraction
Water Contact:	ft	Ultimate Recoverable:	0.0 Mbbl	Ultimate Recoverable:	729.7 MMcf
Production Area:	acre	Cumulative Production:	0.0 Mbbl	Cumulative Production:	729.7 MMcf
Net Pay:	ft	Remaining Recoverable:	0.0 Mbbl	Remaining Recoverable:	0.0 MMcf
Reservoir Volume:	0.0 acre-ft	Oil Shrinkage: *	Fraction	Sales Gas:	0.0 MMcf
Porosity:	Fraction			Oil Saturation: *	Fraction
Water Saturation:	Fraction			Z Factor: *	Fraction
Initial Pressure:	psi			Surface Loss:	0.00 Fraction
Initial Temp:	F			H2S Content:	0.0000 Fraction
				CO2 Content:	0.0003 Fraction

Volumetric Remarks:

Category Remarks: Uneconomic.

FORECAST RATES AND TRENDS

On Production Date:	2001-07-22	GOR:	scf/bbl
Lift Type:		OGR:	bbl/MMcf
Oil Gravity:	API	Water Cut:	%
Heating Value:	Btu/scf	WGR:	bbl/MMcf

Remaining Reserves

Gas:	0.0 Mcf	Oil:	0.0 Mbbl

Number of Trends: 0

Trends

Reserve Notes

Supporting Data Comments: Last production January 2012.

PRODUCT RESERVES & RATIOS (Sales Basis)*

	Reserve	Yield	ISC
Ethane			
Propane			
Butane			
Pentane+			
Field Condensate			
Sulphur			
* Items have details			

INTERESTS AND BURDENS

Acquisition Date:
Disposition Date:

Interests	Lessor	Burdens
Freehold 0.45828% Manual	Freehold 18% Manual	

Participant Remarks: 2.546% of a 18% Freehold Royalty

Legend Energy Canada Ltd.
PRODUCTION AND FORECAST

Effective December 31, 2013

Operator:	**SPYGLASS RESOURCES CORP.**		**Turin-Retlaw**
Province:	**Alberta**		**00/05-36-011-19W4/0**
Field:	**RETLAW**		**NRA**
Pool:	**MANNVILLE X5X**		
Unit:			
Status:	**SUSPENDED GAS**		



Cumulative Gas Production (Mcf)
Calendar Daily Gas Production (Mcf/day)
Water/Gas Ratio (bbl/MMcf)
Hours Of Production (hours)
Time (Years)
End Of Hist
Eff



Calendar Daily Gas Production (Mcf/day)
Cumulative Gas Production (Mcf)
End Of Hist

Oil Cum	(bbl)	0	Gas Cum	(Mcf)	729,701	Water Cum	(bbl)	3,269	FCond Cum	(bbl)	0
Oil Rem Rec	(bbl)	0	Gas Rem Rec	(Mcf)	0	Water Rem Rec	(bbl)	0	FCond Rem Rec	(bbl)	0
Oil Ult Rec	(bbl)	0	Gas Ult Rec	(Mcf)	729,701	Water Ult Rec	(bbl)	3,269	FCond Ult Rec	(bbl)	0

Forecast Start (T0)		Calculation Type	Performance	Est Cum Prod (Mcf)	729,701	Decline Exp	
Forecast End (Tf)		OVIP (Volumetric) (Mcf)	0	Remaining Rec (Mcf)	0	Initial Decline (De)	
Initial Rate (qi) (Mcf/day)		Rec Factor (Volumetric)	0.000	Gas Surface Loss	0.0	Reserve Life Index	
Final Rate (qf) (Mcf/day)		Ult Recoverable (Mcf)	729,701	Gas Total Sales (Mcf)	0	Reserve Half Life	

Legend Energy Canada Ltd.
INPUT DATA SHEET
Dec 31, 2013 Constant Prices and Costs (SEC Compliant) (CAD)

Effective December 31, 2013

GENERAL

Property:	Turin-Retlaw	Operator:	SPYGLASS RESOURCES CORP.
Location:	00/10-36-011-19W4/0	Formation:	MANNVILLE GRP
Category	PDP	Calculation Type:	Decline
Type:	Gas	Class:	Conventional
Current Status:	FLOWING GAS	Current Status Date:	2000-04-07
Alt ID:			

Entity Comments:

ZONE

Rig Release Date:	2000-03-05	Top Depth:	3,113.5 ft KB
Kelly Bushing:	2,781.2 ft SS	Total Depth:	3,723.8 ft KB
Pool Name:	CMG POOL 007 - BOW ISLAND U	Midpoint Perf Depth:	3,123.4 ft KB

RESERVOIR & RESERVES SUMMARY   (* data from volumetric tab)

Reservoir Parameters *		Oil			Gas		
Formation Top:	ft	Original Volume In Place:		Mbbl	Original Volume In Place:		MMcf
Gas/Oil Contact:	ft	Recovery Factor:		Fraction	Recovery Factor:		Fraction
Water Contact:	ft	Ultimate Recoverable:		0.0 Mbbl	Ultimate Recoverable:		635.0 MMcf
Production Area:	acre	Cumulative Production:		0.0 Mbbl	Cumulative Production:		619.2 MMcf
Net Pay:	ft	Remaining Recoverable:		0.0 Mbbl	Remaining Recoverable:		15.8 MMcf
Reservoir Volume:	0.0 acre-ft	Oil Shrinkage: *		Fraction	Sales Gas:		15.0 MMcf
Porosity:	Fraction				Oil Saturation: *		Fraction
Water Saturation:	Fraction				Z Factor: *		Fraction
Initial Pressure:	psi				Surface Loss:		0.05 Fraction
Initial Temp:	F				H2S Content:		0.0000 Fraction
					CO2 Content:		0.0003 Fraction

Volumetric Remarks:

Category Remarks:

FORECAST RATES AND TRENDS

On Production Date:	2000-04-07	GOR:	scf/bbl
Lift Type:		OGR:	bbl/MMcf
Oil Gravity:	API	Water Cut:	%
Heating Value:	931 Btu/scf	WGR:	bbl/MMcf

Remaining Reserves

Gas:	15,765.7 Mcf	Oil:	0.0 Mbbl

Number of Trends: 1

Trends 1

Product:	Gas
Start Date:	2014-01-01
End Date:	2016-10-24
Initial Rate:	18 Mcf/day
Rate at Effective Date:	18 Mcf/day
Final Rate:	13 Mcf/day
Decline Exponent:	0.000
Min Effective Decline:	
Final Cum:	635,000.0 Mcf

Reserve Notes

Supporting Data Comments:

PRODUCT RESERVES & RATIOS (Sales Basis)*

	Reserve	Yield	ISC
Ethane			0.0058 Molar Fraction
Propane	6 bbl	0.41 bbl/MMcf	0.0004 Molar Fraction
Butane	5 bbl	0.30 bbl/MMcf	0.0001 Molar Fraction
Pentane+	7 bbl	0.46 bbl/MMcf	0.0001 Molar Fraction
Field Condensate			
Sulphur			

* Items have details

INTERESTS AND BURDENS

Acquisition Date:
Disposition Date:

Interests	Lessor	Burdens
Freehold 0.45828% Manual	Freehold 18% Manual	

Participant Remarks: 2.546% of a 18% Freehold Royalty

Legend Energy Canada Ltd.
PRODUCTION AND FORECAST

Effective December 31, 2013

Operator:	**SPYGLASS RESOURCES CORP.**	**Turin-Retlaw**
Province:	**Alberta**	**00/10-36-011-19W4/0**
Field:	**RETLAW**	**PDP**
Pool:	**CMG POOL 007 - BOW ISLAND U,MANNVILLE Q5**	
Unit:		
Status:	**FLOWING GAS**	



Cumulative Gas Production (Mcf)
Calendar Daily Gas Production (Mcf/day)
Water/Gas Ratio (bbl/MMcf)
Hours Of Production (hours)
Gas Qf
Eff End Of Hist
Time (Years)
2008
2009
2010
2011
2012
2013
2014
2015
2016



Calendar Daily Gas Production (Mcf/day)
Gas Qf
ff End Of Hist
Cumulative Gas Production (Mcf)
0
100,000
200,000
300,000
400,000
500,000
600,000
700,000

Oil Cum	(bbl)	0	Gas Cum	(Mcf)	619,234	Water Cum	(bbl)	67	FCond Cum	(bbl)	0
Oil Rem Rec	(bbl)	0	Gas Rem Rec	(Mcf)	15,766	Water Rem Rec	(bbl)	0	FCond Rem Rec	(bbl)	0
Oil Ult Rec	(bbl)	0	Gas Ult Rec	(Mcf)	635,000	Water Ult Rec	(bbl)	67	FCond Ult Rec	(bbl)	0

Forecast Start (T0)	01/01/2014	Calculation Type	Decline	Est Cum Prod (Mcf)	619,234	Decline Exp	0.000
Forecast End (Tf)	10/23/2016	OVIP (Volumetric) (Mcf)	0	Remaining Rec (Mcf)	15,766	Initial Decline (De)	10.9
Initial Rate (qi) (Mcf/day)	17.9	Rec Factor (Volumetric)	0.000	Gas Surface Loss	0.05	Reserve Life Index	2.54
Final Rate (qf) (Mcf/day)	13.0	Ult Recoverable (Mcf)	635,000	Gas Total Sales (Mcf)	14,977	Reserve Half Life	1.30

INSITE Petroleum Consultants Ltd.

Legend Energy Canada Ltd.
CASH FLOW
Dec 31, 2013 Constant Prices and Costs (SEC Compliant) (CAD)

Location : Turin-Retlaw, Alberta
Entity : 00/10-36-011-19W4/0
Formation : MANNVILLE GRP
Effective December 31, 2013

Interests: Freehold 0.45828% Manual

Lease Burden:

Lessor: Freehold 18% Manual

Total Proved Developed Producing Reserves

OIL, GAS & SULPHUR SUMMARY

		COMPANY OIL						COMPANY SALES GAS							SULPHUR		TOTAL	
	Wells	Pool Rates bbl/d	Pool Volumes bbl	WI Volume bbl	RI Volume bbl	Price $/bbl	Revenue $	Wells	Pool Rates Mcf/d	Pool Volumes Mcf	WI Volume Mcf	RI Volume Mcf	Price $/Mcf	Revenue $	Co. Share Volume lt	Price $/lt	WI Rates boe/d	Co. Share Rates boe/d
2014	0.0	0	0.0	0.0	0.0	0.00	0	1.0	11	3,999.2	0.0	18.3	2.94	54	0.0	0.00	0	0
2015	0.0	0	0.0	0.0	0.0	0.00	0	0.0	0	0.0	0.0	0.0	0.00	0	0.0	0.00	0	0
2016	0.0	0	0.0	0.0	0.0	0.00	0	0.0	0	0.0	0.0	0.0	0.00	0	0.0	0.00	0	0
2017	0.0	0	0.0	0.0	0.0	0.00	0	0.0	0	0.0	0.0	0.0	0.00	0	0.0	0.00	0	0
2018	0.0	0	0.0	0.0	0.0	0.00	0	0.0	0	0.0	0.0	0.0	0.00	0	0.0	0.00	0	0
2019	0.0	0	0.0	0.0	0.0	0.00	0	0.0	0	0.0	0.0	0.0	0.00	0	0.0	0.00	0	0
2020	0.0	0	0.0	0.0	0.0	0.00	0	0.0	0	0.0	0.0	0.0	0.00	0	0.0	0.00	0	0
2021	0.0	0	0.0	0.0	0.0	0.00	0	0.0	0	0.0	0.0	0.0	0.00	0	0.0	0.00	0	0
2022	0.0	0	0.0	0.0	0.0	0.00	0	0.0	0	0.0	0.0	0.0	0.00	0	0.0	0.00	0	0
2023	0.0	0	0.0	0.0	0.0	0.00	0	0.0	0	0.0	0.0	0.0	0.00	0	0.0	0.00	0	0
Sub			0.0	0.0	0.0	0.00	0			3,999.2	0.0	18.3	2.94	54	0.0	0.00		
Rem			0.0	0.0	0.0	0.00	0			0.0	0.0	0.0	0.00	0	0.0	0.00		
Total			0.0	0.0	0.0	0.00	0			3,999.2	0.0	18.3	2.94	54	0.0	0.00		

NGL SUMMARY

	CONDENSATE				ETHANE				PROPANE				BUTANE				TOTAL NGL		
	WI Volume bbl	RI Volume bbl	Price $/bbl	Co. Share Revenue $	WI Volume bbl	RI Volume bbl	Price $/bbl	Co. Share Revenue $	WI Volume bbl	RI Volume bbl	Price $/bbl	Co. Share Revenue $	WI Volume bbl	RI Volume bbl	Price $/bbl	Co. Share Revenue $	WI Volume bbl	RI Volumes bbl	CS Net Volumes bbl
2014	0.0	0.0	105.65	0.9	0.0	0.0	0.00	0.0	0.0	0.0	37.66	0.3	0.0	0.0	69.23	0.4	0.0	0.0	0.0
2015	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.0
2016	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.0
2017	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.0
2018	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.0
2019	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.0
2020	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.0
2021	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.0
2022	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.0
2023	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.0
Sub	0.0	0.0	105.65	0.9	0.0	0.0	0.00	0.0	0.0	0.0	37.66	0.3	0.0	0.0	69.23	0.4	0.0	0.0	0.0
Rem	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.0
Total	0.0	0.0	105.65	0.9	0.0	0.0	0.00	0.0	0.0	0.0	37.66	0.3	0.0	0.0	69.23	0.4	0.0	0.0	0.0

CASH FLOW BTAX

	Company Revenue $	Crown Royalty $	Freehold Royalty $	ORR Royalty $	Mineral Tax $	Total Royalty Burden %	Net Rev After Royalties $	Other Income $	Sask Corp Cap Tax $	Fixed Oper Expense $	Variable Operating Expense $	Other Expenses $	Total Operating Costs $	Abandon Cost & Salvage $	Net Operating Income $	Total Investment $	NET Cash Flow $	CUM Cash Flow $	Disc Cash Flow (10%) $
2014	55	0.0	0.0	0.0	0.0	0	55	0.0	0.0	0.0	0.0	9.2	9.2	0.0	46	0.0	46	46	45
2015	0	0.0	0.0	0.0	0.0	0	0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0	0.0	0	46	0
2016	0	0.0	0.0	0.0	0.0	0	0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0	0.0	0	46	0
2017	0	0.0	0.0	0.0	0.0	0	0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0	0.0	0	46	0
2018	0	0.0	0.0	0.0	0.0	0	0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0	0.0	0	46	0
2019	0	0.0	0.0	0.0	0.0	0	0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0	0.0	0	46	0
2020	0	0.0	0.0	0.0	0.0	0	0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0	0.0	0	46	0
2021	0	0.0	0.0	0.0	0.0	0	0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0	0.0	0	46	0
2022	0	0.0	0.0	0.0	0.0	0	0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0	0.0	0	46	0
2023	0	0.0	0.0	0.0	0.0	0	0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0	0.0	0	46	0
Sub	55	0.0	0.0	0.0	0.0	0	55	0.0	0.0	0.0	0.0	9.2	9.2	0.0	46	0.0	46	46	45
Rem	0	0.0	0.0	0.0	0.0	0	0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0	0.0	0	46	0
Total	55	0.0	0.0	0.0	0.0	0	55	0.0	0.0	0.0	0.0	9.2	9.2	0.0	46	0.0	46	46	45

CO. SHARE RESERVES LIFE (years)

Reserves Half Life	0.3
RLI (Principal Product)	1.00
Reserves Life	0.67
RLI (BOE)	1.0

TOTAL RESERVES - SALES

	GROSS	WI	CO SH	NET
Oil (bbl)	0	0	0	0
Gas (Mcf)	3,999	0	18	18
Gas (bbl)	667	0	3	3
*NGL (bbl)	3	0	0	0
Cond (bbl)	2	0	0	0
Total (bbl)	671	0	3	3

*This NGL Value includes only Ethane, Propane and Butane. Condensate and Field Condensate are included in the Condensate line.

NET PRESENT VALUES BEFORE TAX

Discount Rate %	Op Income $	Investment $	Cash Flow $	NPV/BOE $/BOE
0	46	0.0	46	15.05
5	46	0.0	46	14.82
8	45	0.0	45	14.68
10	45	0.0	45	14.59
15	44	0.0	44	14.39
20	44	0.0	44	14.19

CAPITAL (undisc)

		Unrisked	Risked
Cost Of Prod.	$/BOEPD	0.00	0.00
Cost Of Reserves	$/BOE	0.00	0.00
Prob Of Success	%	100.00	100.00
Chance Of	%	100.00	100.00

ECONOMIC INDICATORS

		BTAX			
		Unrisked		Risked	
Discount Rate	(%)		10.0		10.0
Payout	(Yrs)		0.00		0.00
Discounted Payout	(Yrs)		0.00		0.00
DCF Rate of Return	(%)	>	200.0	>	200.0
NPV/Undisc Invest			0.0		0.0
NPV/Disc Invest			0.0		0.0
Undisc NPV/Undisc Invest			0.0		0.0
NPV/DIS Cap Exposure			0.0		0.0
NPV/BOEPD	(M$/boepd)		5.3		5.3

FIRST 12 MONTHS AVG. PERFORMANCE (undisc)

		WI		Co. Share	
		Unrisked	Risked	Unrisked	Risked
Prod (3 Mo Ave)	(BOEPD)	0.00	0.00	0.01	0.01
Prod (12 Mo Ave)	(BOEPD)	0.00	0.00	0.01	0.01
Price	($/BOE)	0.00	0.00	18.03	18.03
Royalties	($/BOE)	0.00	0.00	0.00	0.00
Operating Costs	($/BOE)	0.00	0.00	2.98	2.98
NetBack	($/BOE)	0.00	0.00	15.05	15.05
Recycle Ratio	(ratio)	0.00	0.00	0.00	0.00

Legend Energy Canada Ltd.
INPUT DATA SHEET
Dec 31, 2013 Constant Prices and Costs (SEC Compliant) (CAD)

Effective December 31, 2013

GENERAL

Property:	Turin-Retlaw	Operator:	SPYGLASS RESOURCES CORP.
Location:	00/10-36-011-19W4/0	Formation	MANNVILLE GRP
Category	P+P	Calculation Type:	Performance
Type:	Gas	Class:	Conventional
Current Status:	FLOWING GAS	Current Status Date:	2000-04-07
Alt ID:			

Entity Comments:

ZONE

Rig Release Date:	2000-03-05	Top Depth:	3,113.5 ft KB
Kelly Bushing:	2,781.2 ft SS	Total Depth:	3,723.8 ft KB
Pool Name:	CMG POOL 007 - BOW ISLAND U	Midpoint Perf Depth:	3,123.4 ft KB

RESERVOIR & RESERVES SUMMARY   (* data from volumetric tab)

Reservoir Parameters *		Oil		Gas	
Formation Top:	ft	Original Volume In Place:	Mbbl	Original Volume In Place:	MMcf
Gas/Oil Contact:	ft	Recovery Factor:	Fraction	Recovery Factor:	Fraction
Water Contact:	ft	Ultimate Recoverable:	0.0 Mbbl	Ultimate Recoverable:	655.0 MMcf
Production Area:	acre	Cumulative Production:	0.0 Mbbl	Cumulative Production:	619.2 MMcf
Net Pay:	ft	Remaining Recoverable:	0.0 Mbbl	Remaining Recoverable:	35.8 MMcf
Reservoir Volume:	0.0 acre-ft	Oil Shrinkage: *	Fraction	Sales Gas:	34.0 MMcf
Porosity:	Fraction			Oil Saturation: *	Fraction
Water Saturation:	Fraction			Z Factor: *	Fraction
Initial Pressure:	psi			Surface Loss:	0.05 Fraction
Initial Temp:	F			H2S Content:	0.0000 Fraction
				CO2 Content:	0.0003 Fraction

Volumetric Remarks:

Category Remarks:

FORECAST RATES AND TRENDS

On Production Date:	2000-04-07	GOR:	scf/bbl
Lift Type:		OGR:	bbl/MMcf
Oil Gravity:	API	Water Cut:	%
Heating Value:	931 Btu/scf	WGR:	bbl/MMcf

Remaining Reserves

Gas:	35,765.7 Mcf	Oil:	0.0 Mbbl

Number of Trends: 1

Trends   1

Product:	Gas
Start Date:	2014-01-01
End Date:	2020-05-17
Initial Rate:	18 Mcf/day
Rate at Effective Date:	18 Mcf/day
Final Rate:	13 Mcf/day
Decline Exponent:	0.000
Min Effective Decline:	
Final Cum:	655,000.0 Mcf

Reserve Notes

Supporting Data Comments:

PRODUCT RESERVES & RATIOS (Sales Basis)*

	Reserve	Yield	ISC
Ethane			0.0058 Molar Fraction
Propane	14 bbl	0.41 bbl/MMcf	0.0004 Molar Fraction
Butane	10 bbl	0.30 bbl/MMcf	0.0001 Molar Fraction
Pentane+	16 bbl	0.46 bbl/MMcf	0.0001 Molar Fraction
Field Condensate			
Sulphur			

* Items have details

INTERESTS AND BURDENS

Acquisition Date:
Disposition Date:

Interests	Lessor	Burdens
Freehold 0.45828% Manual	Freehold 18% Manual	

Participant Remarks: 2.546% of a 18% Freehold Royalty

Legend Energy Canada Ltd.
PRODUCTION AND FORECAST

Effective December 31, 2013

Operator:	SPYGLASS RESOURCES CORP.		**Turin-Retlaw**
Province:	Alberta		00/10-36-011-19W4/0
Field:	RETLAW		P+P
Pool:	CMG POOL 007 - BOW ISLAND U,MANNVILLE Q5		
Unit:			
Status:	FLOWING GAS		





Oil Cum	(bbl)	0	Gas Cum	(Mcf)	619,234	Water Cum	(bbl)	67	FCond Cum	(bbl)	0
Oil Rem Rec	(bbl)	0	Gas Rem Rec	(Mcf)	35,766	Water Rem Rec	(bbl)	0	FCond Rem Rec	(bbl)	0
Oil Ult Rec	(bbl)	0	Gas Ult Rec	(Mcf)	655,000	Water Ult Rec	(bbl)	67	FCond Ult Rec	(bbl)	0

Forecast Start (T0)	01/01/2014	Calculation Type		Performance	Est Cum Prod	(Mcf)	619,234	Decline Exp	0.000
Forecast End (Tf)	05/16/2020	OVIP (Volumetric)	(Mcf)	0	Remaining Rec	(Mcf)	35,766	Initial Decline (De)	05.0
Initial Rate (qi)	(Mcf/day) 18.0	Rec Factor (Volumetric)		0.000	Gas Surface Loss		0.05	Reserve Life Index	5.58
Final Rate (qf)	(Mcf/day) 13.0	Ult Recoverable	(Mcf)	655,000	Gas Total Sales	(Mcf)	33,977	Reserve Half Life	2.93

Legend Energy Canada Ltd.
CASH FLOW
Dec 31, 2013 Constant Prices and Costs (SEC Compliant) (CAD)

Location : Turin-Retlaw, Alberta
Entity : 00/10-36-011-19W4/0
Formation : MANNVILLE GRP
Effective December 31, 2013

Interests: Freehold 0.45828% Manual

Lease Burden:

Lessor: Freehold 18% Manual

Total Proved Plus Probable Reserves

OIL, GAS & SULPHUR SUMMARY

	COMPANY OIL							COMPANY SALES GAS							SULPHUR		TOTAL	
	Wells	Pool Rates bbl/d	Pool Volumes bbl	WI Volume bbl	RI Volume bbl	Price $/bbl	Revenue $	Wells	Pool Rates Mcf/d	Pool Volumes Mcf	WI Volume Mcf	RI Volume Mcf	Price $/Mcf	Revenue $	Co. Share Volume lt	Price $/lt	WI Rates boe/d	Co. Share Rates boe/d
2014	0.0	0	0.0	0.0	0.0	0.00	0	1.0	17	6,084.9	0.0	27.9	2.94	82	0.0	0.00	0	0
2015	0.0	0	0.0	0.0	0.0	0.00	0	1.0	7	2,427.9	0.0	11.1	2.94	33	0.0	0.00	0	0
2016	0.0	0	0.0	0.0	0.0	0.00	0	0.0	0	0.0	0.0	0.0	0.00	0	0.0	0.00	0	0
2017	0.0	0	0.0	0.0	0.0	0.00	0	0.0	0	0.0	0.0	0.0	0.00	0	0.0	0.00	0	0
2018	0.0	0	0.0	0.0	0.0	0.00	0	0.0	0	0.0	0.0	0.0	0.00	0	0.0	0.00	0	0
2019	0.0	0	0.0	0.0	0.0	0.00	0	0.0	0	0.0	0.0	0.0	0.00	0	0.0	0.00	0	0
2020	0.0	0	0.0	0.0	0.0	0.00	0	0.0	0	0.0	0.0	0.0	0.00	0	0.0	0.00	0	0
2021	0.0	0	0.0	0.0	0.0	0.00	0	0.0	0	0.0	0.0	0.0	0.00	0	0.0	0.00	0	0
2022	0.0	0	0.0	0.0	0.0	0.00	0	0.0	0	0.0	0.0	0.0	0.00	0	0.0	0.00	0	0
2023	0.0	0	0.0	0.0	0.0	0.00	0	0.0	0	0.0	0.0	0.0	0.00	0	0.0	0.00	0	0
Sub			0.0	0.0	0.0	0.00	0			8,512.9	0.0	39.0	2.94	115	0.0	0.00		
Rem			0.0	0.0	0.0	0.00	0			0.0	0.0	0.0	0.00	0	0.0	0.00		
Total			0.0	0.0	0.0	0.00	0			8,512.9	0.0	39.0	2.94	115	0.0	0.00		

NGL SUMMARY

	CONDENSATE				ETHANE				PROPANE				BUTANE				TOTAL NGL		
	WI Volume bbl	RI Volume bbl	Price $/bbl	Co. Share Revenue $	WI Volume bbl	RI Volume bbl	Price $/bbl	Co. Share Revenue $	WI Volume bbl	RI Volume bbl	Price $/bbl	Co. Share Revenue $	WI Volume bbl	RI Volume bbl	Price $/bbl	Co. Share Revenue $	WI Volume bbl	RI Volumes bbl	CS Net Volumes bbl
2014	0.0	0.0	105.65	1.4	0.0	0.0	0.00	0.0	0.0	0.0	37.66	0.4	0.0	0.0	69.23	0.6	0.0	0.0	0.0
2015	0.0	0.0	105.65	0.5	0.0	0.0	0.00	0.0	0.0	0.0	37.66	0.2	0.0	0.0	69.23	0.2	0.0	0.0	0.0
2016	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.0
2017	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.0
2018	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.0
2019	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.0
2020	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.0
2021	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.0
2022	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.0
2023	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.0
Sub	0.0	0.0	105.65	1.9	0.0	0.0	0.00	0.0	0.0	0.0	37.66	0.6	0.0	0.0	69.23	0.8	0.0	0.0	0.0
Rem	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.0
Total	0.0	0.0	105.65	1.9	0.0	0.0	0.00	0.0	0.0	0.0	37.66	0.6	0.0	0.0	69.23	0.8	0.0	0.0	0.0

CASH FLOW BTAX

	Company Revenue $	Crown Royalty $	Freehold Royalty $	ORR Royalty $	Mineral Tax $	Total Royalty Burden %	Net Rev After Royalties $	Other Income $	Sask Corp Cap Tax $	Fixed Oper Expense $	Variable Operating Expense $	Other Expenses $	Total Operating Costs $	Abandon Cost & Salvage $	Net Operating Income $	Total Investment $	NET Cash Flow $	CUM Cash Flow $	Disc Cash Flow (10%) $
2014	84	0.0	0.0	0.0	0.0	0	84	0.0	0.0	0.0	0.0	13.9	13.9	0.0	70	0.0	70	70	67
2015	34	0.0	0.0	0.0	0.0	0	34	0.0	0.0	0.0	0.0	5.6	5.6	0.0	28	0.0	28	99	25
2016	0	0.0	0.0	0.0	0.0	0	0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0	0.0	0	99	0
2017	0	0.0	0.0	0.0	0.0	0	0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0	0.0	0	99	0
2018	0	0.0	0.0	0.0	0.0	0	0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0	0.0	0	99	0
2019	0	0.0	0.0	0.0	0.0	0	0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0	0.0	0	99	0
2020	0	0.0	0.0	0.0	0.0	0	0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0	0.0	0	99	0
2021	0	0.0	0.0	0.0	0.0	0	0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0	0.0	0	99	0
2022	0	0.0	0.0	0.0	0.0	0	0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0	0.0	0	99	0
2023	0	0.0	0.0	0.0	0.0	0	0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0	0.0	0	99	0
Sub	118	0.0	0.0	0.0	0.0	0	118	0.0	0.0	0.0	0.0	19.5	19.5	0.0	99	0.0	99	99	92
Rem	0	0.0	0.0	0.0	0.0	0	0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0	0.0	0	99	0
Total	118	0.0	0.0	0.0	0.0	0	118	0.0	0.0	0.0	0.0	19.5	19.5	0.0	99	0.0	99	99	92

CO. SHARE RESERVES LIFE (years)

Reserves Half Life	0.7
RLI (Principal Product)	1.40
Reserves Life	1.42
RLI (BOE)	1.4

TOTAL RESERVES - SALES

	GROSS	WI	CO SH	NET
Oil (bbl)	0	0	0	0
Gas (Mcf)	8,513	0	39	39
Gas (bbl)	1,419	0	7	7
*NGL (bbl)	6	0	0	0
Cond (bbl)	4	0	0	0
Total (bbl)	1,429	0	7	7

*This NGL Value includes only Ethane, Propane and Butane. Condensate and Field Condensate are included in the Condensate line.

NET PRESENT VALUES BEFORE TAX

Discount Rate %	Op Income $	Investment $	Cash Flow $	NPV/BOE $/BOE
0	99	0.0	99	15.05
5	95	0.0	95	14.55
8	93	0.0	93	14.27
10	92	0.0	92	14.10
15	90	0.0	90	13.68
20	87	0.0	87	13.29

CAPITAL (undisc)

		Unrisked	Risked
Cost Of Prod.	$/BOEPD	0.00	0.00
Cost Of Reserves	$/BOE	0.00	0.00
Prob Of Success	%	100.00	100.00
Chance Of	%	100.00	100.00

ECONOMIC INDICATORS

		BTAX			
			Unrisked		Risked
Discount Rate	(%)		10.0		10.0
Payout	(Yrs)		0.00		0.00
Discounted Payout	(Yrs)		0.00		0.00
DCF Rate of Return	(%)	>	200.0	>	200.0
NPV/Undisc Invest			0.0		0.0
NPV/Disc Invest			0.0		0.0
Undisc NPV/Undisc Invest			0.0		0.0
NPV/DIS Cap Exposure			0.0		0.0
NPV/BOEPD	(M$/boepd)		7.2		7.2

FIRST 12 MONTHS AVG. PERFORMANCE (undisc)

		WI		Co. Share	
		Unrisked	Risked	Unrisked	Risked
Prod (3 Mo Ave)	(BOEPD)	0.00	0.00	0.01	0.01
Prod (12 Mo Ave)	(BOEPD)	0.00	0.00	0.01	0.01
Price	($/BOE)	0.00	0.00	18.03	18.03
Royalties	($/BOE)	0.00	0.00	0.00	0.00
Operating Costs	($/BOE)	0.00	0.00	2.98	2.98
NetBack	($/BOE)	0.00	0.00	15.05	15.05
Recycle Ratio	(ratio)	0.00	0.00	0.00	0.00

INSITE Petroleum Consultants Ltd.

Effective December 31, 2013

GENERAL

Property:	Turin-Retlaw	Operator:	SPYGLASS RESOURCES CORP.
Location:	00/10-36-011-19W4/2	Formation:	BOW ISLAND
Category	NRA	Calculation Type:	Performance
Type:	Gas	Class:	Conventional
Current Status:	SUSPENDED GAS	Current Status Date:	2001-05-05
Alt ID:			

Entity Comments:

ZONE

Rig Release Date:	2000-03-05	Top Depth:	2,815.0 ft KB
Kelly Bushing:	2,781.2 ft SS	Total Depth:	3,723.8 ft KB
Pool Name:	CMG POOL 007 - BOW ISLAND U	Midpoint Perf Depth:	2,818.2 ft KB

RESERVOIR & RESERVES SUMMARY   (* data from volumetric tab)

Reservoir Parameters *		Oil			Gas		
Formation Top:	ft	Original Volume In Place:		Mbbl	Original Volume In Place:		MMcf
Gas/Oil Contact:	ft	Recovery Factor:		Fraction	Recovery Factor:		Fraction
Water Contact:	ft	Ultimate Recoverable:		0.0 Mbbl	Ultimate Recoverable:		157.7 MMcf
Production Area:	acre	Cumulative Production:		0.0 Mbbl	Cumulative Production:		157.7 MMcf
Net Pay:	ft	Remaining Recoverable:		0.0 Mbbl	Remaining Recoverable:		0.0 MMcf
Reservoir Volume:	0.0 acre-ft	Oil Shrinkage: *		Fraction	Sales Gas:		0.0 MMcf
Porosity:	Fraction				Oil Saturation: *		Fraction
Water Saturation:	Fraction				Z Factor: *		Fraction
Initial Pressure:	psi				Surface Loss:		0.00 Fraction
Initial Temp:	F				H2S Content:		Fraction
					CO2 Content:		Fraction

Volumetric Remarks:

Category Remarks: Suspended.

FORECAST RATES AND TRENDS

On Production Date:	2000-04-07	GOR:	scf/bbl
Lift Type:		OGR:	bbl/MMcf
Oil Gravity:	API	Water Cut:	%
Heating Value:	Btu/scf	WGR:	bbl/MMcf

Remaining Reserves

Gas:	0.0 Mcf	Oil:	0.0 Mbbl

Number of Trends: 0

Trends

Reserve Notes

Supporting Data Comments:

PRODUCT RESERVES & RATIOS (Sales Basis)*

	Reserve	Yield	ISC
Ethane			
Propane			
Butane			
Pentane+			
Field Condensate			
Sulphur			
* Items have details			

INTERESTS AND BURDENS

Acquisition Date:
Disposition Date:

Interests	Lessor	Burdens
Freehold 0.45828% Manual	Freehold 18% Manual	

Participant Remarks: 2.546% of a 18% Freehold Royalty

Legend Energy Canada Ltd.
PRODUCTION AND FORECAST

Effective December 31, 2013

Operator:	**SPYGLASS RESOURCES CORP.**		**Turin-Retlaw**
Province:	**Alberta**		**00/10-36-011-19W4/2**
Field:	**RETLAW**		**NRA**
Pool:	**CMG POOL 007 - BOW ISLAND U,MANNVILLE Q5**		
Unit:			
Status:	**SUSPENDED GAS**		



Cumulative Gas Production (Mcf)
Calendar Daily Gas Production (Mcf/day)
Water/Gas Ratio (bbl/MMcf)
Hours Of Production (hours)
End Of Hist
Time (Years)



Calendar Daily Gas Production (Mcf/day)
Eff. End Of Hist
Cumulative Gas Production (Mcf)

Oil Cum	(bbl)	0	Gas Cum	(Mcf)	157,723	Water Cum	(bbl)	0	FCond Cum	(bbl)	0
Oil Rem Rec	(bbl)	0	Gas Rem Rec	(Mcf)	0	Water Rem Rec	(bbl)	0	FCond Rem Rec	(bbl)	6
Oil Ult Rec	(bbl)	0	Gas Ult Rec	(Mcf)	157,723	Water Ult Rec	(bbl)	0	FCond Ult Rec	(bbl)	6

Forecast Start (T0)		Calculation Type		Performance	Est Cum Prod	(Mcf)	157,723	Decline Exp
Forecast End (Tf)		OVIP (Volumetric)	(Mcf)	0	Remaining Rec	(Mcf)	0	Initial Decline (De)
Initial Rate (qi)	(Mcf/day)	Rec Factor (Volumetric)		0.000	Gas Surface Loss		0.0	Reserve Life Index
Final Rate (qf)	(Mcf/day)	Ult Recoverable	(Mcf)	157,723	Gas Total Sales	(Mcf)	0	Reserve Half Life

INSITE Petroleum Consultants Ltd.


K/94-J-10
J/94-J-10
Fort Nelson River
Prophet River
F/94-J-10
G/94-J-10

WELL LEGEND

- Oil
- Location
- Gas
- Other
- Suspended Oil
- Abandoned Gas
- Suspended Gas
- Abandoned Oil
- Suspended
- Abandoned
- Injection

PIPELINE LEGEND

- Oil
- Natural Gas
- Sour Natural Gas
- Water
- Other

Legend Energy Canada Ltd.

CLARKE LAKE

British Columbia

Quick Select (403) 640-9080	Date: 2014/3/17 Author: mdr

Legend Energy Canada Ltd.
DETAILED ECONOMIC SUMMARY
Dec 31, 2013 Constant Prices and Costs (SEC Compliant) (CAD)

Effective December 31, 2013 Clarke Lake

		PDP	PDNP	PU	PD+PU	Probable	P+P
Sales Gas	**MMcf**						
Ultimate Remaining		4,997.8			4,997.8	1,587.3	6,585.1
WI Before Royalty		911.8			911.8	286.5	1,198.3
WI After Royalty		829.0			829.0	260.4	1,089.4
Royalty Interest		0.0			0.0	0.0	0.0
Total Net		829.0			829.0	260.4	1,089.4
BOE	**Mboe**						
Ultimate Remaining		833.0			833.0	264.6	1,097.5
WI Before Royalty		152.0			152.0	47.7	199.7
WI After Royalty		138.2			138.2	43.4	181.6
Royalty Interest		0.0			0.0	0.0	0.0
Total Net		138.2			138.2	43.4	181.6
NPV - BTAX	**M$**						
Undiscounted		755.8			755.8	98.8	854.7
Discounted at 5%		626.4			626.4	57.1	683.5
Discounted at 10%		533.3			533.3	31.6	564.9
Discounted at 15%		464.2			464.2	15.2	479.4
Discounted at 20%		411.3			411.3	4.4	415.7

Light & Medium Oil includes Shale Oil. Heavy Oil Includes Ultra Heavy in Alberta and Bitumen. Sales Gas includes Solution gas, Associated and Non- Associated gas, Coalbed Methane, Shale

Legend Energy Canada Ltd.
DETAILED RESERVES AND PRESENT VALUE
Dec 31, 2013 Constant Prices and Costs (SEC Compliant) (CAD)
Clarke Lake

Effective December 31, 2013 — Proved Developed Producing

Location	Formation	Avg Int %	Category	Oil WI Mstb	Oil RI Mstb	Oil Net Mstb	Sales Gas WI MMcf	Sales Gas RI MMcf	Sales Gas Net MMcf	NGL WI Mstb	NGL RI Mstb	NGL Net Mstb	BOE WI Mboe	BOE RI Mboe	BOE Net Mboe	Present Value 5% M$	Present Value 10% M$	Present Value 15% M$
Clarke Lake																		
00/C-052-F/094-J-10/0	SLAVE POINT	25.00	PDP	0.0	0.0	0.0	709.3	0.0	644.8	0.0	0.0	0.0	118.2	0.0	107.5	488.2	412.7	357.2
00/D-066-G/094-J-10/0	SLAVE POINT	9.38	PDP	0.0	0.0	0.0	202.6	0.0	184.2	0.0	0.0	0.0	33.8	0.0	30.7	138.2	120.6	107.0
Clarke Lake				0.0	0.0	0.0	911.8	0.0	829.0	0.0	0.0	0.0	152.0	0.0	138.2	626.4	533.3	464.2
Total				0.0	0.0	0.0	911.8	0.0	829.0	0.0	0.0	0.0	152.0	0.0	138.2	626.4	533.3	464.2

Legend Energy Canada Ltd.
CASH FLOW
Dec 31, 2013 Constant Prices and Costs (SEC Compliant) (CAD)

Selection : Clarke Lake
Effective December 31, 2013   Total Proved Developed Producing Reserves

OIL, GAS & SULPHUR SUMMARY

	COMPANY OIL							COMPANY SALES GAS							SULPHUR		TOTAL	
	Wells	Pool Rates bbl/d	Pool Volumes bbl	WI Volume bbl	RI Volume bbl	Price $/bbl	Revenue $	Wells	Pool Rates Mcf/d	Pool Volumes Mcf	WI Volume Mcf	RI Volume Mcf	Price $/Mcf	Revenue $	Co. Share Volume lt	Price $/lt	WI Rates boe/d	Co. Share Rates boe/d
2014	0.0	0	0.0	0.0	0.0	0.00	0	2.0	1,749	638,299.6	111,519.0	0.0	3.00	334,780	0.0	0.00	51	51
2015	0.0	0	0.0	0.0	0.0	0.00	0	2.0	1,582	577,474.0	101,336.3	0.0	3.00	304,212	0.0	0.00	46	46
2016	0.0	0	0.0	0.0	0.0	0.00	0	2.0	1,431	523,856.4	92,330.6	0.0	3.00	277,176	0.0	0.00	42	42
2017	0.0	0	0.0	0.0	0.0	0.00	0	2.0	1,295	472,667.6	83,671.9	0.0	3.00	251,183	0.0	0.00	38	38
2018	0.0	0	0.0	0.0	0.0	0.00	0	2.0	1,172	427,750.2	76,048.6	0.0	3.00	228,298	0.0	0.00	35	35
2019	0.0	0	0.0	0.0	0.0	0.00	0	2.0	1,061	387,138.7	69,124.8	0.0	3.00	207,513	0.0	0.00	32	32
2020	0.0	0	0.0	0.0	0.0	0.00	0	2.0	960	351,329.7	62,999.9	0.0	3.00	189,126	0.0	0.00	29	29
2021	0.0	0	0.0	0.0	0.0	0.00	0	2.0	869	317,122.3	57,108.2	0.0	3.00	171,439	0.0	0.00	26	26
2022	0.0	0	0.0	0.0	0.0	0.00	0	2.0	787	287,097.1	51,919.8	0.0	3.00	155,863	0.0	0.00	24	24
2023	0.0	0	0.0	0.0	0.0	0.00	0	2.0	712	259,939.7	47,206.0	0.0	3.00	141,712	0.0	0.00	22	22
Sub			0.0	0.0	0.0	0.00	0			4,242,675.	753,265.0	0.0	3.00	2,261,302	0.0	0.00		
Rem			0.0	0.0	0.0	0.00	0			755,150.0	158,574.1	0.0	3.00	476,040	0.0	0.00		
Total			0.0	0.0	0.0	0.00	0			4,997,825.	911,839.2	0.0	3.00	2,737,341	0.0	0.00		

NGL SUMMARY

	CONDENSATE				ETHANE				PROPANE				BUTANE				TOTAL NGL		
	WI Volume bbl	RI Volume bbl	Price $/bbl	Co. Share Revenue $	WI Volume bbl	RI Volume bbl	Price $/bbl	Co. Share Revenue $	WI Volume bbl	RI Volume bbl	Price $/bbl	Co. Share Revenue $	WI Volume bbl	RI Volume bbl	Price $/bbl	Co. Share Revenue $	WI Volume bbl	RI Volumes bbl	CS Net Volumes bbl
2014	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.0
2015	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.0
2016	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.0
2017	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.0
2018	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.0
2019	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.0
2020	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.0
2021	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.0
2022	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.0
2023	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.0
Sub	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.0
Rem	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.0
Total	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.0

CASH FLOW BTAX

	Company Revenue $	Crown Royalty $	Freehold Royalty $	ORR Royalty $	Mineral Tax $	Total Royalty Burden %	Net Rev After Royalties $	Other Income $	Sask Corp Cap Tax $	Fixed Oper Expense $	Variable Operating Expense $	Other Expenses $	Total Operating Costs $	Abandon Cost & Salvage $	Net Operating Income $	Total Investment $	NET Cash Flow $	CUM Cash Flow $	Disc Cash Flow (10%) $
2014	334,780	25,183.7	0.0	3,749.8	0.0	9	305,846	0.0	0.0	47,437.5	129,362.0	0.0	176,799.5	0.0	129,047	0.0	129,047	129,047	123,220
2015	304,212	22,884.2	0.0	3,407.4	0.0	9	277,920	0.0	0.0	47,437.5	117,550.1	0.0	164,987.6	0.0	112,932	0.0	112,932	241,979	98,039
2016	277,176	20,850.5	0.0	3,104.6	0.0	9	253,221	0.0	0.0	47,437.5	107,103.5	0.0	154,541.0	0.0	98,680	0.0	98,680	340,659	77,881
2017	251,183	18,895.2	0.0	2,813.5	0.0	9	229,474	0.0	0.0	47,437.5	97,059.4	0.0	144,496.9	0.0	84,977	0.0	84,977	425,637	60,880
2018	228,298	17,173.6	0.0	2,557.1	0.0	9	208,567	0.0	0.0	47,437.5	88,216.4	0.0	135,653.9	0.0	72,913	0.0	72,913	498,550	47,491
2019	207,513	15,610.1	0.0	2,324.3	0.0	9	189,578	0.0	0.0	47,437.5	80,184.8	0.0	127,622.3	0.0	61,956	0.0	61,956	560,506	36,688
2020	189,126	14,226.9	0.0	2,118.4	0.0	9	172,780	0.0	0.0	47,437.5	73,079.9	0.0	120,517.4	0.0	52,263	0.0	52,263	612,769	28,129
2021	171,439	12,896.4	0.0	1,920.3	0.0	9	156,622	0.0	0.0	47,437.5	66,245.5	0.0	113,683.0	0.0	42,939	0.0	42,939	655,708	21,011
2022	155,863	11,724.8	0.0	1,745.8	0.0	9	142,393	0.0	0.0	47,437.5	60,226.9	0.0	107,664.4	0.0	34,728	0.0	34,728	690,437	15,450
2023	141,712	10,660.3	0.0	1,587.3	0.0	9	129,465	0.0	0.0	47,437.5	54,759.0	0.0	102,196.5	0.0	27,268	0.0	27,268	717,705	11,029
Sub	2,261,302	170,105.8	0.0	25,328.5	0.0	9	2,065,867	0.0	0.0	474,375.0	873,787.4	0.0	1,348,162.	0.0	717,705	0.0	717,705	717,705	519,819
Rem	476,040	35,809.9	0.0	5,332.1	0.0	9	434,898	0.0	0.0	198,375.0	183,946.0	0.0	382,321.0	14,437.5	38,139	0.0	38,139	755,844	13,495
Total	2,737,341	205,915.7	0.0	30,660.6	0.0	9	2,500,765	0.0	0.0	672,750.0	1,057,733.	0.0	1,730,483.	14,437.5	755,844	0.0	755,844	755,844	533,314

CO. SHARE RESERVES LIFE (years)

Reserves Half Life	4.9
RLI (Principal Product)	8.18
Reserves Life	15.00
RLI (BOE)	8.2

TOTAL RESERVES - SALES

	GROSS	WI	CO SH	NET
Oil (bbl)	0	0	0	0
Gas (Mcf)	4,997,825	911,839	911,839	828,999
Gas (bbl)	832,971	151,973	151,973	138,166
*NGL (bbl)	0	0	0	0
Cond (bbl)	0	0	0	0
Total (bbl)	832,971	151,973	151,973	138,166

*This NGL Value includes only Ethane, Propane and Butane. Condensate and Field Condensate are included in the Condensate line.

NET PRESENT VALUES BEFORE TAX

Discount Rate %	Op Income $	Investment $	Cash Flow $	NPV/BOE $/BOE
0	755,844	0.0	755,844	4.97
5	626,397	0.0	626,397	4.12
8	567,116	0.0	567,116	3.73
10	533,314	0.0	533,314	3.51
15	464,162	0.0	464,162	3.05
20	411,296	0.0	411,296	2.71

CAPITAL (undisc)

		Unrisked	Risked
Cost Of Prod.	$/BOEPD	0.00	0.00
Cost Of Reserves	$/BOE	0.00	0.00
Prob Of Success	%	100.00	
Chance Of	%	100.00	

ECONOMIC INDICATORS

		BTAX			
		Unrisked		Risked	
Discount Rate	(%)	10.0		10.0	
Payout	(Yrs)	0.00		0.00	
Discounted Payout	(Yrs)	0.00		0.00	
DCF Rate of Return	(%)	>	200.0	>	200.0
NPV/Undisc Invest		0.0		0.0	
NPV/Disc Invest		0.0		0.0	
Undisc NPV/Undisc Invest		0.0		0.0	
NPV/DIS Cap Exposure		0.0		0.0	
NPV/BOEPD	(M$/boepd)	10.5		10.5	

FIRST 12 MONTHS AVG. PERFORMANCE (undisc)

		WI		Co. Share	
		Unrisked	Risked	Unrisked	Risked
Prod (3 Mo Ave)	(BOEPD)	52.77	52.77	52.77	52.77
Prod (12 Mo Ave)	(BOEPD)	50.89	50.89	50.89	50.89
Price	($/BOE)	18.01	18.01	18.01	18.01
Royalties	($/BOE)	1.56	1.56	1.56	1.56
Operating Costs	($/BOE)	9.51	9.51	9.51	9.51
NetBack	($/BOE)	6.94	6.94	6.94	6.94
Recycle Ratio	(ratio)	0.00	0.00	0.00	0.00

Legend Energy Canada Ltd.
DETAILED RESERVES AND PRESENT VALUE
Dec 31, 2013 Constant Prices and Costs (SEC Compliant) (CAD)
Clarke Lake

Effective December 31, 2013   Proved Plus Probable

Location	Formation	Avg Int %	Category	Oil WI Mstb	Oil RI Mstb	Oil Net Mstb	Sales Gas WI MMcf	Sales Gas RI MMcf	Sales Gas Net MMcf	NGL WI Mstb	NGL RI Mstb	NGL Net Mstb	BOE WI Mboe	BOE RI Mboe	BOE Net Mboe	Present Value 5% M$	Present Value 10% M$	Present Value 15% M$
Clarke Lake																		
00/C-052-F/094-J-10/0	SLAVE POINT	25.00	P+P	0.0	0.0	0.0	805.3	0.0	732.1	0.0	0.0	0.0	134.2	0.0	122.0	542.0	449.5	383.6
00/C-054-F/094-J-10/0	SLAVE POINT	18.75	Probable	0.0	0.0	0.0	155.3	0.0	141.2	0.0	0.0	0.0	25.9	0.0	23.5	-17.7	-20.5	-22.7
00/D-066-G/094-J-10/0	SLAVE POINT	9.38	P+P	0.0	0.0	0.0	237.7	0.0	216.1	0.0	0.0	0.0	39.6	0.0	36.0	159.2	135.9	118.5
Clarke Lake				0.0	0.0	0.0	1,198.3	0.0	1,089.4	0.0	0.0	0.0	199.7	0.0	181.6	683.5	564.9	479.4
Total				0.0	0.0	0.0	1,198.3	0.0	1,089.4	0.0	0.0	0.0	199.7	0.0	181.6	683.5	564.9	479.4

Legend Energy Canada Ltd.
CASH FLOW
Dec 31, 2013 Constant Prices and Costs (SEC Compliant) (CAD)

Selection : Clarke Lake

Effective December 31, 2013 — Total Proved Plus Probable Reserves

OIL, GAS & SULPHUR SUMMARY

	COMPANY OIL							COMPANY SALES GAS							SULPHUR		TOTAL	
	Wells	Pool Rates bbl/d	Pool Volumes bbl	WI Volume bbl	RI Volume bbl	Price $/bbl	Revenue $	Wells	Pool Rates Mcf/d	Pool Volumes Mcf	WI Volume Mcf	RI Volume Mcf	Price $/Mcf	Revenue $	Co. Share Volume lt	Price $/lt	WI Rates boe/d	Co. Share Rates boe/d
2014	0.0	0	0.0	0.0	0.0	0.00	0	2.0	1,761	642,646.3	112,206.1	0.0	3.00	336,843	0.0	0.00	51	51
2015	0.0	0	0.0	0.0	0.0	0.00	0	3.0	2,005	731,925.0	129,949.8	0.0	3.00	390,109	0.0	0.00	59	59
2016	0.0	0	0.0	0.0	0.0	0.00	0	3.0	1,871	684,889.6	122,008.5	0.0	3.00	366,269	0.0	0.00	56	56
2017	0.0	0	0.0	0.0	0.0	0.00	0	3.0	1,714	625,569.2	111,700.0	0.0	3.00	335,323	0.0	0.00	51	51
2018	0.0	0	0.0	0.0	0.0	0.00	0	3.0	1,570	573,048.3	102,559.4	0.0	3.00	307,883	0.0	0.00	47	47
2019	0.0	0	0.0	0.0	0.0	0.00	0	3.0	1,438	524,960.9	94,171.1	0.0	3.00	282,702	0.0	0.00	43	43
2020	0.0	0	0.0	0.0	0.0	0.00	0	3.0	1,317	482,191.5	86,699.7	0.0	3.00	260,272	0.0	0.00	39	39
2021	0.0	0	0.0	0.0	0.0	0.00	0	3.0	1,207	440,508.5	79,388.7	0.0	3.00	238,325	0.0	0.00	36	36
2022	0.0	0	0.0	0.0	0.0	0.00	0	2.0	883	322,255.3	57,653.4	0.0	3.00	173,076	0.0	0.00	26	26
2023	0.0	0	0.0	0.0	0.0	0.00	0	2.0	810	295,697.2	53,060.3	0.0	3.00	159,287	0.0	0.00	24	24
Sub			0.0	0.0	0.0	0.00	0			5,323,691	949,397.0	0.0	3.00	2,850,090	0.0	0.00		
Rem			0.0	0.0	0.0	0.00	0			1,261,454.	248,915.0	0.0	3.00	747,243	0.0	0.00		
Total			0.0	0.0	0.0	0.00	0			6,585,146	1,198,312.0	0.0	3.00	3,597,333	0.0	0.00		

NGL SUMMARY

	CONDENSATE				ETHANE				PROPANE				BUTANE				TOTAL NGL		
	WI Volume bbl	RI Volume bbl	Price $/bbl	Co. Share Revenue $	WI Volume bbl	RI Volume bbl	Price $/bbl	Co. Share Revenue $	WI Volume bbl	RI Volume bbl	Price $/bbl	Co. Share Revenue $	WI Volume bbl	RI Volume bbl	Price $/bbl	Co. Share Revenue $	WI Volume bbl	RI Volumes bbl	CS Net Volumes bbl
2014	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.0
2015	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.0
2016	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.0
2017	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.0
2018	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.0
2019	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.0
2020	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.0
2021	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.0
2022	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.0
2023	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.0
Sub	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.0
Rem	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.0
Total	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.0

CASH FLOW BTAX

	Company Revenue $	Crown Royalty $	Freehold Royalty $	ORR Royalty $	Mineral Tax $	Total Royalty Burden %	Net Rev After Royalties $	Other Income $	Sask Corp Cap Tax $	Fixed Oper Expense $	Variable Operating Expense $	Other Expenses $	Total Operating Costs $	Abandon Cost & Salvage $	Net Operating Income $	Total Investment $	NET Cash Flow $	CUM Cash Flow $	Disc Cash Flow (10%) $
2014	336,843	25,338.9	0.0	3,772.9	0.0	9	307,731	0.0	0.0	47,437.5	130,159.0	0.0	177,596.5	0.0	130,134	0.0	130,134	130,134	124,241
2015	390,109	29,345.9	0.0	4,008.3	0.0	9	356,755	0.0	0.0	71,156.2	150,741.8	0.0	221,898.1	0.0	134,857	75,000.0	59,857	189,991	49,071
2016	366,269	27,552.5	0.0	3,731.1	0.0	9	334,986	0.0	0.0	73,312.5	141,529.8	0.0	214,842.3	0.0	120,144	0.0	120,144	310,135	94,816
2017	335,323	25,224.6	0.0	3,410.9	0.0	9	306,688	0.0	0.0	73,312.5	129,572.0	0.0	202,884.5	0.0	103,803	0.0	103,803	413,938	74,368
2018	307,883	23,160.4	0.0	3,129.0	0.0	9	281,594	0.0	0.0	73,312.5	118,968.9	0.0	192,281.4	0.0	89,313	0.0	89,313	503,251	58,173
2019	282,702	21,266.1	0.0	2,872.3	0.0	9	258,563	0.0	0.0	73,312.5	109,238.4	0.0	182,550.9	0.0	76,012	0.0	76,012	579,263	45,012
2020	260,272	19,578.9	0.0	2,645.6	0.0	9	238,048	0.0	0.0	73,312.5	100,571.6	0.0	173,884.1	0.0	64,164	0.0	64,164	643,426	34,535
2021	238,325	17,927.9	0.0	2,426.2	0.0	9	217,971	0.0	0.0	73,312.5	92,090.9	0.0	165,403.4	7,875.0	44,692	0.0	44,692	688,119	21,869
2022	173,076	13,019.6	0.0	1,938.6	0.0	9	158,117	0.0	0.0	47,437.5	66,878.0	0.0	114,315.5	0.0	43,802	0.0	43,802	731,921	19,486
2023	159,287	11,982.3	0.0	1,764.2	0.0	9	145,521	0.0	0.0	47,437.5	61,550.0	0.0	108,987.5	0.0	36,533	0.0	36,533	768,454	14,776
Sub	2,850,090	214,397.2	0.0	29,719.2	0.0	9	2,605,973	0.0	0.0	653,343.8	1,101,300.	0.0	1,754,644.	7,875.0	843,454	75,000.0	768,454	768,454	536,347
Rem	747,243	56,211.1	0.0	8,369.8	0.0	9	682,662	0.0	0.0	293,250.0	288,741.4	0.0	581,991.4	14,437.5	86,233	0.0	86,233	854,687	28,538
Total	3,597,333	270,608.3	0.0	38,089.0	0.0	9	3,288,635	0.0	0.0	946,593.8	1,390,041.	0.0	2,336,635.	22,312.5	929,687	75,000.0	854,687	854,687	564,885

CO. SHARE RESERVES LIFE (years)

Reserves Half Life	5.2
RLI (Principal Product)	10.68
Reserves Life	17.00
RLI (BOE)	10.7

TOTAL RESERVES - SALES

	GROSS	WI	CO SH	NET
Oil (bbl)	0	0	0	0
Gas (Mcf)	6,585,146	1,198,312	1,198,312	1,089,446
Gas (Mbbl)	1,098	200	200	182
*NGL (bbl)	0	0	0	0
Cond (bbl)	0	0	0	0
Total (bbl)	1,097,524	199,719	199,719	181,574

*This NGL Value includes only Ethane, Propane and Butane. Condensate and Field Condensate are included in the Condensate line.

NET PRESENT VALUES BEFORE TAX

Discount Rate %	Op Income $	Investment $	Cash Flow $	NPV/BOE $/BOE
0	929,687	75,000.0	854,687	4.28
5	754,800	71,288.0	683,512	3.42
8	676,735	69,229.0	607,506	3.04
10	632,805	67,919.9	564,885	2.83
15	544,255	64,850.3	479,405	2.40
20	477,745	62,041.5	415,703	2.08

CAPITAL (undisc)

		Unrisked	Risked
Cost Of Prod.	$/BOEPD	1,464.83	1,464.83
Cost Of Reserves	$/BOE	0.38	0.38
Prob Of Success	%	100.00	
Chance Of	%	100.00	

ECONOMIC INDICATORS

		BTAX			
			Unrisked		Risked
Discount Rate	(%)		10.0		10.0
Payout	(Yrs)		0.00		0.00
Discounted Payout	(Yrs)		0.00		0.00
DCF Rate of Return	(%)	>	200.0	>	200.0
NPV/Undisc Invest			7.5		7.5
NPV/Disc Invest			8.3		8.3
Undisc NPV/Undisc Invest			11.4		11.4
NPV/DIS Cap Exposure			831.7		831.7
NPV/BOEPD	(M$/boepd)		11.0		11.0

FIRST 12 MONTHS AVG. PERFORMANCE (undisc)

		WI		Co. Share	
		Unrisked	Risked	Unrisked	Risked
Prod (3 Mo Ave)	(BOEPD)	52.86	52.86	52.86	52.86
Prod (12 Mo Ave)	(BOEPD)	51.20	51.20	51.20	51.20
Price	($/BOE)	18.01	18.01	18.01	18.01
Royalties	($/BOE)	1.56	1.56	1.56	1.56
Operating Costs	($/BOE)	9.50	9.50	9.50	9.50
NetBack	($/BOE)	6.96	6.96	6.96	6.96
Recycle Ratio	(ratio)	18.53	18.53	18.53	18.53

INSITE Petroleum Consultants Ltd.

Legend Energy Canada Ltd.
ENTITY INTERESTS

Effective December 31, 2013

Location Disposition Date	Formation Status	Type Class	Interests	Lessor: Production Class	Burdens
Clarke Lake					
00/C-052-F/094-J-10/0	SLAVE POINT GAS PRODUCER	Gas Conventional	25% WI Remarks: To base Slave Point	Crown:New Oil 100% Base 12 Gas 100%	1.5625% GORR
00/C-054-F/094-J-10/0	SLAVE POINT GAS PRODUCER	Gas Conventional	18.75% WI Remarks: To base Slave Point	Crown:New Oil 100% Base 12 Gas 100%	1.5625% GORR
00/A-061-F/094-J-10/0	SLAVE POINT ABANDONED GAS	Gas Conventional	18.75% WI Remarks: To base Slave Point	Crown:New Oil 100% Base 12 Gas 100%	1.5625% GORR
00/D-054-G/094-J-10/2	SLAVE POINT GAS PRODUCER	Gas Conventional	BPO: (Capital) 0% WI APO: 1: 16.666% WI Remarks: To base Slave Point Penalty well - balance estimated to Dec 31, 2010 Not expected to pay out. GORR is 15% on 17.5% production	Crown:New Oil 100% Base 12 Gas 100%	2.625% GORR
00/A-065-G/094-J-10/0	SLAVE POINT SALTWATER DISPOSAL	Undefined Undefined	16.66% WI Remarks: To base Slave Point GORR is 15% on 17.5% production	Crown:New Oil 100% Base 12 Gas 100%	2.625% GORR
00/D-066-G/094-J-10/0	SLAVE POINT GAS PRODUCER	Gas Conventional	9.375% WI Remarks: To base Slave Point	Crown:New Oil 100% Base 12 Gas 100%	1.5625% GORR

Legend Energy Canada Ltd.
WELL ID AND CODES LIST

Effective December 31, 2013

Well ID	Status	Type	Formation	Operator	Field Name	Field Code	Pool Name	Pool Code	Unit Name	Unit Code	Dates Status	Rig Rel	On Prod
Clarke Lake													
00/C-052-F/094-J-10/0	GAS	Gas	SLAVE POINT	DIRECT ENERGY MARKETING LIMITED	CLARKE LAKE	BC3200	SLAVE POINT A	BC320084 00A			1973-02-07	1973-01-02	1973-02-07
00/C-054-F/094-J-10/0	GAS	Gas	SLAVE POINT	DIRECT ENERGY MARKETING LIMITED	CLARKE LAKE	BC3200	SLAVE POINT A	BC320084 00A			1995-03-01	1966-07-09	1968-06-01
00/A-061-F/094-J-10/0	ABANDONED GAS	Gas	SLAVE POINT	DIRECT ENERGY MARKETING LIMITED	CLARKE LAKE	BC3200	SLAVE POINT A	BC320084 00A			2009-04-02	1965-03-12	1966-01-01
00/D-054-G/094-J-10/2	GAS	Gas	SLAVE POINT	DIRECT ENERGY MARKETING LIMITED	CLARKE LAKE	BC3200	SLAVE POINT A	BC320084 00A			2003-03-04	2002-12-14	2003-03-04
00/A-065-G/094-J-10/0	BRINE DISPOSAL	Undefined	SLAVE POINT	DIRECT ENERGY MARKETING LIMITED	CLARKE LAKE	BC3200	SLAVE POINT A	BC320084 00A			1970-03-01	1965-01-18	1966-02-01
00/D-066-G/094-J-10/0	GAS	Gas	SLAVE POINT	DIRECT ENERGY MARKETING LIMITED	CLARKE LAKE	BC3200	SLAVE POINT A	BC320084 00A			1991-02-01	1990-08-19	1991-02-01

Legend Energy Canada Ltd.
PRODUCTION SUMMARY
Gross Production

Effective December 31, 2013 — Clarke Lake

	Location	Formation	Company Interest %	Well Count	Production for Dec 2013 Oil bbl	Production for Dec 2013 Gas Mcf	Production for Dec 2013 Water bbl	Jan 2013 to Dec 2013 Oil bbl	Jan 2013 to Dec 2013 Gas Mcf	Jan 2013 to Dec 2013 Water bbl	Cumulative to Dec 2013 Oil bbl	Cumulative to Dec 2013 Gas Mcf	Cumulative to Dec 2013 Water bbl	First Month	Last Month
	Clarke Lake														
1	00/C-052-F/094-J-10/0	SLAVE POINT	25.00	1	0	33,009	63,912	0	429,428	705,322	0	14,857,498	16,159,114	02/73	12/13
2	00/C-054-F/094-J-10/0	SLAVE POINT	18.75	1	0	0	0	0	0	0	0	6,169,034	3,964,147	06/68	01/12
3	00/A-061-F/094-J-10/0	SLAVE POINT	18.75	1	0	0	0	0	0	0	0	48,117,734	5,345,430	01/66	11/08
4	00/D-054-G/094-J-10/2	SLAVE POINT	0.00	1	0	0	0	0	0	0	0	954,661	1,735,652	03/03	12/12
5	00/A-065-G/094-J-10/0	SLAVE POINT	16.66	1	0	0	0	0	0	0	0	2,693,630	188,848	02/66	11/13
6	00/D-066-G/094-J-10/0	SLAVE POINT	9.38	1	0	31,124	59,514	0	339,199	552,845	0	7,223,233	8,039,137	02/91	12/13
	Clarke Lake				0	64,134	123,426	0	768,627	1,258,167	0	80,015,789	35,432,328		
	Total				0	64,134	123,426	0	768,627	1,258,167	0	80,015,789	35,432,328		

INSITE Petroleum Consultants Ltd.

Legend Energy Canada Ltd.
OPERATING COSTS

Effective December 31, 2013 — All Categories

Location	Formation	Type	Category	Fixed Costs Ann. M$/yr	Fixed Costs Ann. $/w/yr	Fixed Costs Mo. $/w/mo	Variable Oil Costs* Var.[1] $/bbl	Variable Oil Costs* Truck[3] $/bbl	Variable Oil Costs* Trans[3] Adj. $/bbl	Variable Gas Costs* Var.[1] $/Mcf	Variable Gas Costs* Gath.[2] $/Mcf	Variable Gas Costs* Cust[2] Proc. $/Mcf	Variable Gas Costs* Plant[2] Oper. $/Mcf	Variable Gas Costs* Trans[3] Adj. $/Mcf	GCA $/Mcf	Other NGL[3] Trans. $/bbl	Other Water Disp. $/bbl	Other Sulph[3] Trans. $/lt	Other Sulph Oper. $/Mcf	Aband Costs M$
Clarke Lake																				
00/C-052-F/094-J-10/0	SLAVE POINT	Gas	PDP			11,500				0.31		0.85		0.00						42.00
00/C-052-F/094-J-10/0	SLAVE POINT	Gas	P+P			11,500				0.31		0.85		0.00						42.00
00/C-054-F/094-J-10/0	SLAVE POINT	Gas	Probable			11,500				0.31		0.85		0.00						42.00
00/D-066-G/094-J-10/0	SLAVE POINT	Gas	PDP			11,500				0.31		0.85		0.00						42.00
00/D-066-G/094-J-10/0	SLAVE POINT	Gas	P+P			11,500				0.31		0.85		0.00						42.00

[1] Note 1: cost not royalty deductable. [2] Note 2: cost is royalty deductable. [3] Note 3: cost used in price adjustment. Bold-Italic values have details.

Legend Energy Canada Ltd.
CAPITAL COSTS
ALL COSTS IN 2014 DOLLARS

Effective December 31, 2013 All Categories

Location	Formation	Category	Date	Capital Type	Total Amount M$	Committed Amount M$	Comments
Clarke Lake							
00/C-054-F/094-J-10/0	SLAVE POINT	Probable	2015-01-01	Gas Gath	400.0	0.0	Pipeline repair
Clarke Lake							
Total							

Legend Energy Canada Ltd.
INPUT DATA SHEET
Dec 31, 2013 Constant Prices and Costs (SEC Compliant) (CAD)

Effective December 31, 2013

GENERAL

Property:	Clarke Lake	Operator:	DIRECT ENERGY MARKETING LIMITED
Location:	00/C-052-F/094-J-10/0	Formation:	SLAVE POINT
Category:	PDP	Calculation Type:	Performance
Type:	Gas	Class:	Conventional
Current Status:	GAS	Current Status Date:	1973-02-07
Alt ID:			

Entity Comments:

ZONE

Rig Release Date:	1973-01-02	Top Depth:	6,499.7 ft KB
Kelly Bushing:	1,503.9 ft SS	Total Depth:	6,529.9 ft KB
Pool Name:	SLAVE POINT A	Midpoint Perf Depth:	6,514.8 ft KB

RESERVOIR & RESERVES SUMMARY **(* data from volumetric tab)**

Reservoir Parameters *		**Oil**		**Gas**	
Formation Top:	ft	Original Volume In Place:	Mbbl	Original Volume In Place:	MMcf
Gas/Oil Contact:	ft	Recovery Factor:	Fraction	Recovery Factor:	Fraction
Water Contact:	ft	Ultimate Recoverable:	0.0 Mbbl	Ultimate Recoverable:	18,500.0 MMcf
Production Area:	acre	Cumulative Production:	0.0 Mbbl	Cumulative Production:	14,857.5 MMcf
Net Pay:	ft	Remaining Recoverable:	0.0 Mbbl	Remaining Recoverable:	3,642.5 MMcf
Reservoir Volume:	0.0 acre-ft	Oil Shrinkage: *	Fraction	Sales Gas:	3,241.8 MMcf
Porosity:	Fraction			Oil Saturation: *	Fraction
Water Saturation:	Fraction			Z Factor: *	Fraction
Initial Pressure:	psi			Surface Loss:	0.11 Fraction
Initial Temp:	F			H2S Content:	0.0000 Fraction
				CO2 Content:	0.0630 Fraction

Volumetric Remarks:

Category Remarks:

FORECAST RATES AND TRENDS

On Production Date:	1973-02-07	GOR:	scf/bbl
Lift Type:		OGR:	bbl/MMcf
Oil Gravity:	API	Water Cut:	%
Heating Value:	1,000 Btu/scf	WGR:	bbl/MMcf

Remaining Reserves

Gas:	3,642,502.3 Mcf	Oil:	0.0 Mbbl

Number of Trends: 1

Trends	1
Product:	Gas
Start Date:	2014-01-01
End Date:	2034-11-22
Initial Rate:	1,065 Mcf/day
Rate at Effective Date:	1,065 Mcf/day
Final Rate:	160 Mcf/day
Decline Exponent:	0.000
Min Effective Decline:	
Final Cum:	18,500,000.0 Mcf

Reserve Notes

Supporting Data Comments: Perfs: 1937.2-1937.9, 1920.2-1937.3, 1981.1-1990.2mKb. Openhole.

PRODUCT RESERVES & RATIOS (Sales Basis)*

	Reserve	Yield	ISC
Ethane			
Propane			
Butane			
Pentane+			
Field Condensate			
Sulphur			

* Items have details

INTERESTS AND BURDENS

Acquisition Date: 2011-07-01
Disposition Date:

Interests	Lessor	Burdens
25% WI	Crown New Oil 100% Base 12 Gas 100%	1.5625% GORR

Participant Remarks: To base Slave Point

INSITE Petroleum Consultants Ltd.

Legend Energy Canada Ltd.
PRODUCTION AND FORECAST

Effective December 31, 2013

Operator:	DIRECT ENERGY MARKETING LIMITED	
Province:	British Columbia	
Field:	CLARKE LAKE	
Pool:	SLAVE POINT A	
Unit:		
Status:	GAS	

Clarke Lake
00/C-052-F/094-J-10/0
PDP





Oil Cum	(bbl)	0	Gas Cum	(Mcf)	14,857,498	Water Cum	(bbl)	16,159,114	FCond Cum	(bbl)	0
Oil Rem Rec	(bbl)	0	Gas Rem Rec	(Mcf)	3,642,502	Water Rem Rec	(bbl)	0	FCond Rem Rec	(bbl)	0
Oil Ult Rec	(bbl)	0	Gas Ult Rec	(Mcf)	18,500,000	Water Ult Rec	(bbl)	16,159,114	FCond Ult Rec	(bbl)	0

Forecast Start (T0)	01/01/2014	Calculation Type		Performance	Est Cum Prod	(Mcf)	14,857,498	Decline Exp	0.000
Forecast End (Tf)	11/21/2034	OVIP (Volumetric)	(Mcf)	0	Remaining Rec	(Mcf)	3,642,502	Initial Decline (De)	08.7
Initial Rate (qi) (Mcf/day)	1,060.9	Rec Factor (Volumetric)		0.000	Gas Surface Loss		0.11	Reserve Life Index	9.8
Final Rate (qf) (Mcf/day)	160.0	Ult Recoverable	(Mcf)	18,500,000	Gas Total Sales	(Mcf)	3,241,827	Reserve Half Life	6.12

Legend Energy Canada Ltd.
CASH FLOW
Dec 31, 2013 Constant Prices and Costs (SEC Compliant) (CAD)

Location : Clarke Lake, British Columbia | **Interests:** 25% WI | **Lease Burden:** 1.5625% GORR
Entity : 00/C-052-F/094-J-10/0
Formation : SLAVE POINT | **Lessor:** Crown:New Oil 100% Base 12 Gas 100%
Effective December 31, 2013 | Total Proved Developed Producing Reserves

OIL, GAS & SULPHUR SUMMARY

	COMPANY OIL							COMPANY SALES GAS							SULPHUR		TOTAL	
	Wells	Pool Rates bbl/d	Pool Volumes bbl	WI Volume bbl	RI Volume bbl	Price $/bbl	Revenue $	Wells	Pool Rates Mcf/d	Pool Volumes Mcf	WI Volume Mcf	RI Volume Mcf	Price $/Mcf	Revenue $	Co. Share Volume lt	Price $/lt	WI Rates boe/d	Co. Share Rates boe/d
2014	0.0	0	0.0	0.0	0.0	0.00	0	1.0	906	330,741.7	82,685.4	0.0	3.00	248,222	0.0	0.00	38	38
2015	0.0	0	0.0	0.0	0.0	0.00	0	1.0	828	302,067.8	75,517.0	0.0	3.00	226,702	0.0	0.00	34	34
2016	0.0	0	0.0	0.0	0.0	0.00	0	1.0	756	276,601.8	69,150.4	0.0	3.00	207,590	0.0	0.00	31	31
2017	0.0	0	0.0	0.0	0.0	0.00	0	1.0	690	251,899.6	62,974.9	0.0	3.00	189,051	0.0	0.00	29	29
2018	0.0	0	0.0	0.0	0.0	0.00	0	1.0	630	230,060.9	57,515.2	0.0	3.00	172,661	0.0	0.00	26	26
2019	0.0	0	0.0	0.0	0.0	0.00	0	1.0	576	210,115.6	52,528.9	0.0	3.00	157,692	0.0	0.00	24	24
2020	0.0	0	0.0	0.0	0.0	0.00	0	1.0	526	192,401.7	48,100.4	0.0	3.00	144,397	0.0	0.00	22	22
2021	0.0	0	0.0	0.0	0.0	0.00	0	1.0	480	175,219.1	43,804.8	0.0	3.00	131,502	0.0	0.00	20	20
2022	0.0	0	0.0	0.0	0.0	0.00	0	1.0	438	160,028.3	40,007.1	0.0	3.00	120,101	0.0	0.00	18	18
2023	0.0	0	0.0	0.0	0.0	0.00	0	1.0	400	146,154.5	36,538.6	0.0	3.00	109,689	0.0	0.00	17	17
Sub			0.0	0.0	0.0	0.00	0			2,275,291.	568,822.8	0.0	3.00	1,707,606	0.0	0.00		
Rem			0.0	0.0	0.0	0.00	0			561,784.5	140,446.1	0.0	3.00	421,619	0.0	0.00		
Total			0.0	0.0	0.0	0.00	0			2,837,075.	709,268.9	0.0	3.00	2,129,225	0.0	0.00		

NGL SUMMARY

	CONDENSATE				ETHANE				PROPANE				BUTANE				TOTAL NGL		
	WI Volume bbl	RI Volume bbl	Price $/bbl	Co. Share Revenue $	WI Volume bbl	RI Volume bbl	Price $/bbl	Co. Share Revenue $	WI Volume bbl	RI Volume bbl	Price $/bbl	Co. Share Revenue $	WI Volume bbl	RI Volume bbl	Price $/bbl	Co. Share Revenue $	WI Volume bbl	RI Volumes bbl	CS Net Volumes bbl
2014	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.0
2015	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.0
2016	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.0
2017	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.0
2018	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.0
2019	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.0
2020	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.0
2021	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.0
2022	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.0
2023	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.0
Sub	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.0
Rem	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.0
Total	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.0

CASH FLOW BTAX

	Company Revenue $	Crown Royalty $	Freehold Royalty $	ORR Royalty $	Mineral Tax $	Total Royalty Burden %	Net Rev After Royalties $	Other Income $	Sask Corp Cap Tax $	Fixed Oper Expense $	Variable Operating Expense $	Other Expenses $	Total Operating Costs $	Abandon Cost & Salvage $	Net Operating Income $	Total Investment $	NET Cash Flow $	CUM Cash Flow $	Disc Cash Flow (10%) $
2014	248,222	18,672.4	0.0	2,780.3	0.0	9	226,769	0.0	0.0	34,500.0	95,915.1	0.0	130,415.1	0.0	96,354	0.0	96,354	96,354	91,998
2015	226,702	17,053.6	0.0	2,539.3	0.0	9	207,109	0.0	0.0	34,500.0	87,599.7	0.0	122,099.7	0.0	85,009	0.0	85,009	181,363	73,794
2016	207,590	15,615.9	0.0	2,325.2	0.0	9	189,649	0.0	0.0	34,500.0	80,214.5	0.0	114,714.5	0.0	74,934	0.0	74,934	256,297	59,136
2017	189,051	14,221.3	0.0	2,117.5	0.0	9	172,712	0.0	0.0	34,500.0	73,050.9	0.0	107,550.9	0.0	65,161	0.0	65,161	321,458	46,683
2018	172,661	12,988.4	0.0	1,933.9	0.0	9	157,738	0.0	0.0	34,500.0	66,717.7	0.0	101,217.7	0.0	56,521	0.0	56,521	377,979	36,814
2019	157,692	11,862.3	0.0	1,766.3	0.0	9	144,063	0.0	0.0	34,500.0	60,933.5	0.0	95,433.5	0.0	48,630	0.0	48,630	426,609	28,797
2020	144,397	10,862.3	0.0	1,617.4	0.0	9	131,918	0.0	0.0	34,500.0	55,796.5	0.0	90,296.5	0.0	41,621	0.0	41,621	468,230	22,402
2021	131,502	9,892.2	0.0	1,472.9	0.0	9	120,137	0.0	0.0	34,500.0	50,813.5	0.0	85,313.5	0.0	34,823	0.0	34,823	503,053	17,040
2022	120,101	9,034.6	0.0	1,345.2	0.0	9	109,721	0.0	0.0	34,500.0	46,408.2	0.0	80,908.2	0.0	28,813	0.0	28,813	531,866	12,818
2023	109,689	8,251.3	0.0	1,228.6	0.0	9	100,209	0.0	0.0	34,500.0	42,384.8	0.0	76,884.8	0.0	23,324	0.0	23,324	555,191	9,434
Sub	1,707,606	128,454.2	0.0	19,126.7	0.0	9	1,560,025	0.0	0.0	345,000.0	659,834.4	0.0	1,004,834.	0.0	555,191	0.0	555,191	555,191	398,915
Rem	421,619	31,716.2	0.0	4,722.5	0.0	9	385,181	0.0	0.0	172,500.0	162,917.5	0.0	335,417.5	10,500.0	39,263	0.0	39,263	594,454	13,796
Total	2,129,225	160,170.4	0.0	23,849.2	0.0	9	1,945,206	0.0	0.0	517,500.0	822,751.9	0.0	1,340,251.	10,500.0	594,454	0.0	594,454	594,454	412,712

CO. SHARE RESERVES LIFE (years)

Reserves Half Life	5.1
RLI (Principal Product)	8.58
Reserves Life	15.00
RLI (BOE)	8.6

TOTAL RESERVES - SALES

	GROSS	WI	CO SH	NET
Oil (bbl)	0	0	0	0
Gas (Mcf)	2,837,076	709,269	709,269	644,832
Gas (bbl)	472,846	118,211	118,211	107,472
*NGL (bbl)	0	0	0	0
Cond (bbl)	0	0	0	0
Total (bbl)	472,846	118,211	118,211	107,472

*This NGL Value includes only Ethane, Propane and Butane. Condensate and Field Condensate are included in the Condensate line.

NET PRESENT VALUES BEFORE TAX

Discount Rate %	Op Income $	Investment $	Cash Flow $	NPV/BOE $/BOE
0	594,454	0.0	594,454	5.03
5	488,208	0.0	488,208	4.13
8	440,031	0.0	440,031	3.72
10	412,712	0.0	412,712	3.49
15	357,196	0.0	357,196	3.02
20	315,124	0.0	315,124	2.67

CAPITAL (undisc)

		Unrisked	Risked
Cost Of Prod.	$/BOEPD	0.00	0.00
Cost Of Reserves	$/BOE	0.00	0.00
Prob Of Success	%	100.00	100.00
Chance Of	%	100.00	100.00

ECONOMIC INDICATORS

		BTAX Unrisked	BTAX Risked
Discount Rate	(%)	10.0	10.0
Payout	(Yrs)	0.00	0.00
Discounted Payout	(Yrs)	0.00	0.00
DCF Rate of Return	(%)	> 200.0	> 200.0
NPV/Undisc Invest		0.0	0.0
NPV/Disc Invest		0.0	0.0
Undisc NPV/Undisc Invest		0.0	0.0
NPV/DIS Cap Exposure		0.0	0.0
NPV/BOEPD	(M$/boepd)	10.9	10.9

FIRST 12 MONTHS AVG. PERFORMANCE (undisc)

		WI Unrisked	WI Risked	Co. Share Unrisked	Co. Share Risked
Prod (3 Mo Ave)	(BOEPD)	39.06	39.06	39.06	39.06
Prod (12 Mo Ave)	(BOEPD)	37.73	37.73	37.73	37.73
Price	($/BOE)	18.01	18.01	18.01	18.01
Royalties	($/BOE)	1.56	1.56	1.56	1.56
Operating Costs	($/BOE)	9.46	9.46	9.46	9.46
NetBack	($/BOE)	6.99	6.99	6.99	6.99
Recycle Ratio	(ratio)	0.00	0.00	0.00	0.00

INSITE Petroleum Consultants Ltd.

Legend Energy Canada Ltd.
INPUT DATA SHEET
Dec 31, 2013 Constant Prices and Costs (SEC Compliant) (CAD)

Effective December 31, 2013

GENERAL

Property:	Clarke Lake	Operator:	DIRECT ENERGY MARKETING LIMITED
Location:	00/C-052-F/094-J-10/0	Formation:	SLAVE POINT
Category	P+P	Calculation Type:	Performance
Type:	Gas	Class:	Conventional
Current Status:	GAS	Current Status Date:	1973-02-07
Alt ID:			

Entity Comments:

ZONE

Rig Release Date:	1973-01-02	Top Depth:	6,499.7 ft KB
Kelly Bushing:	1,503.9 ft SS	Total Depth:	6,529.9 ft KB
Pool Name:	SLAVE POINT A	Midpoint Perf Depth:	6,514.8 ft KB

RESERVOIR & RESERVES SUMMARY **(* data from volumetric tab)**

Reservoir Parameters *		**Oil**		**Gas**	
Formation Top:	ft	Original Volume In Place:	Mbbl	Original Volume In Place:	MMcf
Gas/Oil Contact:	ft	Recovery Factor:	Fraction	Recovery Factor:	Fraction
Water Contact:	ft	Ultimate Recoverable:	0.0 Mbbl	Ultimate Recoverable:	19,000.0 MMcf
Production Area:	acre	Cumulative Production:	0.0 Mbbl	Cumulative Production:	14,857.5 MMcf
Net Pay:	ft	Remaining Recoverable:	0.0 Mbbl	Remaining Recoverable:	4,142.5 MMcf
Reservoir Volume:	0.0 acre-ft	Oil Shrinkage: *	Fraction	Sales Gas:	3,686.8 MMcf
Porosity:	Fraction			Oil Saturation: *	Fraction
Water Saturation:	Fraction			Z Factor: *	Fraction
Initial Pressure:	psi			Surface Loss:	0.11 Fraction
Initial Temp:	F			H2S Content:	0.0000 Fraction
				CO2 Content:	0.0630 Fraction

Volumetric Remarks:

Category Remarks:

FORECAST RATES AND TRENDS

On Production Date:	1973-02-07	GOR:	scf/bbl
Lift Type:		OGR:	bbl/MMcf
Oil Gravity:	API	Water Cut:	%
Heating Value:	1,000 Btu/scf	WGR:	bbl/MMcf

Remaining Reserves

Gas:	4,142,502.3 Mcf	Oil:	0.0 Mbbl

Number of Trends: 1

Trends	1
Product:	Gas
Start Date:	2014-01-01
End Date:	2037-10-04
Initial Rate:	1,065 Mcf/day
Rate at Effective Date:	1,065 Mcf/day
Final Rate:	160 Mcf/day
Decline Exponent:	0.000
Min Effective Decline:	
Final Cum:	19,000,000.0 Mcf

Reserve Notes

Supporting Data Comments: Perfs: 1937.2-1937.9, 1920.2-1937.3, 1981.1-1990.2mKb. Openhole.

PRODUCT RESERVES & RATIOS (Sales Basis)*

	Reserve	Yield	ISC
Ethane			
Propane			
Butane			
Pentane+			
Field Condensate			
Sulphur			

* Items have details

INTERESTS AND BURDENS

Acquisition Date: 2011-07-01
Disposition Date:

Interests	Lessor	Burdens
25% WI	Crown New Oil 100% Base 12 Gas 100%	1.5625% GORR

Participant Remarks: To base Slave Point

Legend Energy Canada Ltd.
PRODUCTION AND FORECAST

Effective December 31, 2013

Operator:	**DIRECT ENERGY MARKETING LIMITED**
Province:	**British Columbia**
Field:	**CLARKE LAKE**
Pool:	**SLAVE POINT A**
Unit:	
Status:	**GAS**

Clarke Lake
00/C-052-F/094-J-10/0
P+P



Cumulative Gas Production (Mcf)
Calendar Daily Gas Production (Mcf/day)
Water/Gas Ratio (bbl/MMcf)
Hours Of Production (hours)
Gas Qf
Acq
Eff
End Of Hist
2008
2009
2010
2011
2012
2013
2014
2015
2016
Time (Years)



Calendar Daily Gas Production (Mcf/day)
Gas Qf
Eff
End Of Hist
0
2,500,000
5,000,000
7,500,000
10,000,000
12,500,000
15,000,000
17,500,000
Cumulative Gas Production (Mcf)

Oil Cum	(bbl)	0	Gas Cum	(Mcf)	14,857,498	Water Cum	(bbl)	16,159,114	FCond Cum	(bbl)	0
Oil Rem Rec	(bbl)	0	Gas Rem Rec	(Mcf)	4,142,502	Water Rem Rec	(bbl)	0	FCond Rem Rec	(bbl)	0
Oil Ult Rec	(bbl)	0	Gas Ult Rec	(Mcf)	19,000,000	Water Ult Rec	(bbl)	16,159,114	FCond Ult Rec	(bbl)	0

Forecast Start (T0)	01/01/2014	Calculation Type	Performance	Est Cum Prod (Mcf)	14,857,498	Decline Exp	0.000
Forecast End (Tf)	10/03/2037	OVIP (Volumetric) (Mcf)	0	Remaining Rec (Mcf)	4,142,502	Initial Decline (De)	07.7
Initial Rate (qi) (Mcf/day)	1,061.4	Rec Factor (Volumetric)	0.000	Gas Surface Loss	0.11	Reserve Life Index	11.09
Final Rate (qf) (Mcf/day)	160.0	Ult Recoverable (Mcf)	19,000,000	Gas Total Sales (Mcf)	3,686,827	Reserve Half Life	6.95

Legend Energy Canada Ltd.
CASH FLOW
Dec 31, 2013 Constant Prices and Costs (SEC Compliant) (CAD)

Location : Clarke Lake, British Columbia
Entity : 00/C-052-F/094-J-10/0
Formation : SLAVE POINT
Effective December 31, 2013

Interests: 25% WI

Total Proved Plus Probable Reserves

Lease Burden: 1.5625% GORR

Lessor: Crown:New Oil 100% Base 12 Gas 100%

OIL, GAS & SULPHUR SUMMARY

	COMPANY OIL							COMPANY SALES GAS							SULPHUR		TOTAL	
	Wells	Pool Rates bbl/d	Pool Volumes bbl	WI Volume bbl	RI Volume bbl	Price $/bbl	Revenue $	Wells	Pool Rates Mcf/d	Pool Volumes Mcf	WI Volume Mcf	RI Volume Mcf	Price $/Mcf	Revenue $	Co. Share Volume lt	Price $/lt	WI Rates boe/d	Co. Share Rates boe/d
2014	0.0	0	0.0	0.0	0.0	0.00	0	1.0	911	332,531.0	83,132.7	0.0	3.00	249,565	0.0	0.00	38	38
2015	0.0	0	0.0	0.0	0.0	0.00	0	1.0	841	307,044.5	76,761.1	0.0	3.00	230,437	0.0	0.00	35	35
2016	0.0	0	0.0	0.0	0.0	0.00	0	1.0	777	284,257.4	71,064.4	0.0	3.00	213,335	0.0	0.00	32	32
2017	0.0	0	0.0	0.0	0.0	0.00	0	1.0	717	261,724.7	65,431.2	0.0	3.00	196,424	0.0	0.00	30	30
2018	0.0	0	0.0	0.0	0.0	0.00	0	1.0	662	241,665.1	60,416.3	0.0	3.00	181,370	0.0	0.00	28	28
2019	0.0	0	0.0	0.0	0.0	0.00	0	1.0	611	223,142.9	55,785.7	0.0	3.00	167,469	0.0	0.00	25	25
2020	0.0	0	0.0	0.0	0.0	0.00	0	1.0	564	206,582.5	51,645.6	0.0	3.00	155,040	0.0	0.00	24	24
2021	0.0	0	0.0	0.0	0.0	0.00	0	1.0	521	190,207.0	47,551.8	0.0	3.00	142,750	0.0	0.00	22	22
2022	0.0	0	0.0	0.0	0.0	0.00	0	1.0	481	175,628.8	43,907.2	0.0	3.00	131,809	0.0	0.00	20	20
2023	0.0	0	0.0	0.0	0.0	0.00	0	1.0	444	162,167.9	40,542.0	0.0	3.00	121,707	0.0	0.00	19	19
Sub			0.0	0.0	0.0	0.00	0			2,384,951.	596,237.9	0.0	3.00	1,789,906	0.0	0.00		
Rem			0.0	0.0	0.0	0.00	0			836,183.6	209,045.9	0.0	3.00	627,556	0.0	0.00		
Total			0.0	0.0	0.0	0.00	0			3,221,135.	805,283.8	0.0	3.00	2,417,462	0.0	0.00		

NGL SUMMARY

	CONDENSATE				ETHANE				PROPANE				BUTANE				TOTAL NGL		
	WI Volume bbl	RI Volume bbl	Price $/bbl	Co. Share Revenue $	WI Volume bbl	RI Volume bbl	Price $/bbl	Co. Share Revenue $	WI Volume bbl	RI Volume bbl	Price $/bbl	Co. Share Revenue $	WI Volume bbl	RI Volume bbl	Price $/bbl	Co. Share Revenue $	WI Volume bbl	RI Volumes bbl	CS Net Volumes bbl
2014	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.0
2015	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.0
2016	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.0
2017	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.0
2018	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.0
2019	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.0
2020	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.0
2021	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.0
2022	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.0
2023	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.0
Sub	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.0
Rem	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.0
Total	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.0

CASH FLOW BTAX

	Company Revenue $	Crown Royalty $	Freehold Royalty $	ORR Royalty $	Mineral Tax $	Total Royalty Burden %	Net Rev After Royalties $	Other Income $	Sask Corp Cap Tax $	Fixed Oper Expense $	Variable Operating Expense $	Other Expenses $	Total Operating Costs $	Abandon Cost & Salvage $	Net Operating Income $	Total Investment $	NET Cash Flow $	CUM Cash Flow $	Disc Cash Flow (10%) $
2014	249,565	18,773.4	0.0	2,795.3	0.0	9	227,996	0.0	0.0	34,500.0	96,434.0	0.0	130,934.0	0.0	97,062	0.0	97,062	97,062	92,662
2015	230,437	17,334.5	0.0	2,581.1	0.0	9	210,521	0.0	0.0	34,500.0	89,042.9	0.0	123,542.9	0.0	86,978	0.0	86,978	184,040	75,494
2016	213,335	16,048.1	0.0	2,389.5	0.0	9	194,898	0.0	0.0	34,500.0	82,434.7	0.0	116,934.7	0.0	77,963	0.0	77,963	262,003	61,518
2017	196,424	14,776.0	0.0	2,200.1	0.0	9	179,448	0.0	0.0	34,500.0	75,900.2	0.0	110,400.2	0.0	69,048	0.0	69,048	331,051	49,468
2018	181,370	13,643.5	0.0	2,031.5	0.0	9	165,695	0.0	0.0	34,500.0	70,082.9	0.0	104,582.9	0.0	61,112	0.0	61,112	392,163	39,805
2019	167,469	12,597.8	0.0	1,875.8	0.0	9	152,995	0.0	0.0	34,500.0	64,711.4	0.0	99,211.4	0.0	53,784	0.0	53,784	445,947	31,849
2020	155,040	11,662.9	0.0	1,736.6	0.0	9	141,641	0.0	0.0	34,500.0	59,908.9	0.0	94,408.9	0.0	47,232	0.0	47,232	493,178	25,421
2021	142,750	10,738.4	0.0	1,598.9	0.0	9	130,413	0.0	0.0	34,500.0	55,160.0	0.0	89,660.0	0.0	40,753	0.0	40,753	533,932	19,942
2022	131,809	9,915.3	0.0	1,476.4	0.0	9	120,418	0.0	0.0	34,500.0	50,932.3	0.0	85,432.3	0.0	34,985	0.0	34,985	568,917	15,564
2023	121,707	9,155.4	0.0	1,363.2	0.0	9	111,188	0.0	0.0	34,500.0	47,028.7	0.0	81,528.7	0.0	29,660	0.0	29,660	598,577	11,996
Sub	1,789,906	134,645.2	0.0	20,048.5	0.0	9	1,635,213	0.0	0.0	345,000.0	691,636.0	0.0	1,036,636.	0.0	598,577	0.0	598,577	598,577	423,719
Rem	627,556	47,207.7	0.0	7,029.2	0.0	9	573,319	0.0	0.0	241,500.0	242,493.2	0.0	483,993.2	10,500.0	78,826	0.0	78,826	677,402	25,763
Total	2,417,462	181,852.9	0.0	27,077.7	0.0	9	2,208,532	0.0	0.0	586,500.0	934,129.3	0.0	1,520,629.	10,500.0	677,402	0.0	677,402	677,402	449,482

CO. SHARE RESERVES LIFE (years)

Reserves Half Life	5.8
RLI (Principal Product)	9.69
Reserves Life	17.00
RLI (BOE)	9.7

TOTAL RESERVES - SALES

	GROSS	WI	CO SH	NET
Oil (bbl)	0	0	0	0
Gas (Mcf)	3,221,135	805,284	805,284	732,124
Gas (bbl)	536,856	134,214	134,214	122,021
*NGL (bbl)	0	0	0	0
Cond (bbl)	0	0	0	0
Total (bbl)	536,856	134,214	134,214	122,021

*This NGL Value includes only Ethane, Propane and Butane. Condensate and Field Condensate are included in the Condensate line.

NET PRESENT VALUES BEFORE TAX

Discount Rate %	Op Income $	Investment $	Cash Flow $	NPV/BOE $/BOE
0	677,402	0.0	677,402	5.05
5	541,995	0.0	541,995	4.04
8	482,586	0.0	482,586	3.60
10	449,482	0.0	449,482	3.35
15	383,558	0.0	383,558	2.86
20	334,832	0.0	334,832	2.49

CAPITAL (undisc)

		Unrisked	Risked
Cost Of Prod.	$/BOEPD	0.00	0.00
Cost Of Reserves	$/BOE	0.00	0.00
Prob Of Success	%	100.00	100.00
Chance Of	%	100.00	100.00

ECONOMIC INDICATORS

		BTAX			
			Unrisked		Risked
Discount Rate	(%)		10.0		10.0
Payout	(Yrs)		0.00		0.00
Discounted Payout	(Yrs)		0.00		0.00
DCF Rate of Return	(%)	>	200.0	>	200.0
NPV/Undisc Invest			0.0		0.0
NPV/Disc Invest			0.0		0.0
Undisc NPV/Undisc Invest			0.0		0.0
NPV/DIS Cap Exposure			0.0		0.0
NPV/BOEPD	(M$/boepd)		11.8		11.8

FIRST 12 MONTHS AVG. PERFORMANCE (undisc)

		WI		Co. Share	
		Unrisked	Risked	Unrisked	Risked
Prod (3 Mo Ave)	(BOEPD)	39.11	39.11	39.11	39.11
Prod (12 Mo Ave)	(BOEPD)	37.93	37.93	37.93	37.93
Price	($/BOE)	18.01	18.01	18.01	18.01
Royalties	($/BOE)	1.56	1.56	1.56	1.56
Operating Costs	($/BOE)	9.45	9.45	9.45	9.45
NetBack	($/BOE)	7.01	7.01	7.01	7.01
Recycle Ratio	(ratio)	0.00	0.00	0.00	0.00

INSITE Petroleum Consultants Ltd.

Legend Energy Canada Ltd.
INPUT DATA SHEET
Dec 31, 2013 Constant Prices and Costs (SEC Compliant) (CAD)

Effective December 31, 2013

GENERAL

Property:	Clarke Lake	Operator:	DIRECT ENERGY MARKETING LIMITED
Location:	00/C-054-F/094-J-10/0	Formation:	SLAVE POINT
Category:	Probable	Calculation Type:	Performance
Type:	Gas	Class:	Conventional
Current Status:	GAS	Current Status Date:	1995-03-01
Alt ID:			

Entity Comments:

ZONE

Rig Release Date:	1966-07-09	Top Depth:	6,525.6 ft KB
Kelly Bushing:	1,465.9 ft SS	Total Depth:	6,743.1 ft KB
Pool Name:	SLAVE POINT A	Midpoint Perf Depth:	6,626.6 ft KB

RESERVOIR & RESERVES SUMMARY   (* data from volumetric tab)

Reservoir Parameters *		Oil		Gas	
Formation Top:	ft	Original Volume In Place:	Mbbl	Original Volume In Place:	MMcf
Gas/Oil Contact:	ft	Recovery Factor:	Fraction	Recovery Factor:	Fraction
Water Contact:	ft	Ultimate Recoverable:	0.0 Mbbl	Ultimate Recoverable:	7,500.0 MMcf
Production Area:	acre	Cumulative Production:	0.0 Mbbl	Cumulative Production:	6,169.0 MMcf
Net Pay:	ft	Remaining Recoverable:	0.0 Mbbl	Remaining Recoverable:	1,331.0 MMcf
Reservoir Volume:	0.0 acre-ft	Oil Shrinkage: *	Fraction	Sales Gas:	1,184.6 MMcf
Porosity:	Fraction			Oil Saturation: *	Fraction
Water Saturation:	Fraction			Z Factor: *	Fraction
Initial Pressure:	psi			Surface Loss:	0.11 Fraction
Initial Temp:	F			H2S Content:	Fraction
				CO2 Content:	Fraction

Volumetric Remarks: Pipeline Break

Category Remarks:

FORECAST RATES AND TRENDS

On Production Date:	1968-06-01	GOR:	scf/bbl
Lift Type:		OGR:	bbl/MMcf
Oil Gravity:	API	Water Cut:	%
Heating Value:	1,000 Btu/scf	WGR:	bbl/MMcf

Remaining Reserves

Gas:	1,330,966.2 Mcf	Oil:	0.0 Mbbl

Number of Trends:	1

Trends

	1
Product:	Gas
Start Date:	2015-02-01
End Date:	2027-04-20
Initial Rate:	500 Mcf/day
Rate at Effective Date:	500 Mcf/day
Final Rate:	160 Mcf/day
Decline Exponent:	0.000
Min Effective Decline:	
Final Cum:	7,500,000.0 Mcf

Reserve Notes

Supporting Data Comments: Perfs: 1989-2050,6mKb.

PRODUCT RESERVES & RATIOS (Sales Basis)*

	Reserve	Yield	ISC
Ethane			
Propane			
Butane			
Pentane+			
Field Condensate			
Sulphur			

* Items have details

INTERESTS AND BURDENS

Acquisition Date:	2011-07-01
Disposition Date:	

Interests	Lessor	Burdens
18.75% WI	Crown New Oil 100% Base 12 Gas 100%	1.5625% GORR

Participant Remarks: To base Slave Point

Legend Energy Canada Ltd.
PRODUCTION AND FORECAST

Effective December 31, 2013

Operator:	**DIRECT ENERGY MARKETING LIMITED**		**Clarke Lake**
Province:	**British Columbia**		**00/C-054-F/094-J-10/0**
Field:	**CLARKE LAKE**		**Probable**
Pool:	**SLAVE POINT A**		
Unit:			
Status:	**GAS**		



Cumulative Gas Production (Mcf)
Calendar Daily Gas Production (Mcf/day)
Water/Gas Ratio (bbl/MMcf)
Hours Of Production (hours)
Time (Years)
2007
2008
2009
2010
2011
2012
2013
2014
2015
Acq
End Of Hist
Eff
Gas Qf



Calendar Daily Gas Production (Mcf/day)
Cumulative Gas Production (Mcf)
Gas Qf
End Of Hist
Eff

Oil Cum	(bbl)	0	Gas Cum	(Mcf)	6,169,034	Water Cum	(bbl)	3,964,147	FCond Cum	(bbl)	0
Oil Rem Rec	(bbl)	0	Gas Rem Rec	(Mcf)	1,330,966	Water Rem Rec	(bbl)	0	FCond Rem Rec	(bbl)	0
Oil Ult Rec	(bbl)	0	Gas Ult Rec	(Mcf)	7,500,000	Water Ult Rec	(bbl)	3,964,147	FCond Ult Rec	(bbl)	0

Forecast Start (T0)		02/01/2015	Calculation Type		Performance	Est Cum Prod	(Mcf)	6,169,034	Decline Exp	0.000
Forecast End (Tf)		04/19/2027	OVIP (Volumetric)	(Mcf)	0	Remaining Rec	(Mcf)	1,330,966	Initial Decline (De)	08.9
Initial Rate (qi)	(Mcf/day)	500.0	Rec Factor (Volumetric)		0.000	Gas Surface Loss		0.11	Reserve Life Index	7.64
Final Rate (qf)	(Mcf/day)	160.0	Ult Recoverable	(Mcf)	7,500,000	Gas Total Sales	(Mcf)	1,184,560	Reserve Half Life	4.47

INSITE Petroleum Consultants Ltd.

Legend Energy Canada Ltd.
CASH FLOW
Dec 31, 2013 Constant Prices and Costs (SEC Compliant) (CAD)

Location : Clarke Lake, British Columbia
Entity : 00/C-054-F/094-J-10/0
Formation : SLAVE POINT
Effective December 31, 2013

Interests: 18.75% WI

Total Probable Reserves

Lease Burden: 1.5625% GORR
Lessor: Crown:New Oil 100% Base 12 Gas 100%

OIL, GAS & SULPHUR SUMMARY

	COMPANY OIL							COMPANY SALES GAS							SULPHUR		TOTAL	
	Wells	Pool Rates bbl/d	Pool Volumes bbl	WI Volume bbl	RI Volume bbl	Price $/bbl	Revenue $	Wells	Pool Rates Mcf/d	Pool Volumes Mcf	WI Volume Mcf	RI Volume Mcf	Price $/Mcf	Revenue $	Co. Share Volume lt	Price $/lt	WI Rates boe/d	Co. Share Rates boe/d
2014	0.0	0	0.0	0.0	0.0	0.00	0	0.0	0	0.0	0.0	0.0	0.00	0	0.0	0.00	0	0
2015	0.0	0	0.0	0.0	0.0	0.00	0	1.0	390	142,465.9	26,712.4	0.0	3.00	80,190	0.0	0.00	12	12
2016	0.0	0	0.0	0.0	0.0	0.00	0	1.0	390	142,771.7	26,769.7	0.0	3.00	80,363	0.0	0.00	12	12
2017	0.0	0	0.0	0.0	0.0	0.00	0	1.0	355	129,689.2	24,316.7	0.0	3.00	72,999	0.0	0.00	11	11
2018	0.0	0	0.0	0.0	0.0	0.00	0	1.0	324	118,143.5	22,151.9	0.0	3.00	66,500	0.0	0.00	10	10
2019	0.0	0	0.0	0.0	0.0	0.00	0	1.0	295	107,625.7	20,179.8	0.0	3.00	60,580	0.0	0.00	9	9
2020	0.0	0	0.0	0.0	0.0	0.00	0	1.0	269	98,300.5	18,431.4	0.0	3.00	55,331	0.0	0.00	8	8
2021	0.0	0	0.0	0.0	0.0	0.00	0	1.0	245	89,293.0	16,742.4	0.0	3.00	50,261	0.0	0.00	8	8
2022	0.0	0	0.0	0.0	0.0	0.00	0	0.0	0	0.0	0.0	0.0	0.00	0	0.0	0.00	0	0
2023	0.0	0	0.0	0.0	0.0	0.00	0	0.0	0	0.0	0.0	0.0	0.00	0	0.0	0.00	0	0
Sub			0.0	0.0	0.0	0.00	0			828,289.6	155,304.3	0.0	3.00	466,224	0.0	0.00		
Rem			0.0	0.0	0.0	0.00	0			0.0	0.0	0.0	0.00	0	0.0	0.00		
Total			0.0	0.0	0.0	0.00	0			828,289.6	155,304.3	0.0	3.00	466,224	0.0	0.00		

NGL SUMMARY

	CONDENSATE				ETHANE				PROPANE				BUTANE				TOTAL NGL		
	WI Volume bbl	RI Volume bbl	Price $/bbl	Co. Share Revenue $	WI Volume bbl	RI Volume bbl	Price $/bbl	Co. Share Revenue $	WI Volume bbl	RI Volume bbl	Price $/bbl	Co. Share Revenue $	WI Volume bbl	RI Volume bbl	Price $/bbl	Co. Share Revenue $	WI Volume bbl	RI Volumes bbl	CS Net Volumes bbl
2014	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.0
2015	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.0
2016	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.0
2017	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.0
2018	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.0
2019	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.0
2020	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.0
2021	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.0
2022	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.0
2023	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.0
Sub	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.0
Rem	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.0
Total	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.0

CASH FLOW BTAX

	Company Revenue $	Crown Royalty $	Freehold Royalty $	ORR Royalty $	Mineral Tax $	Total Royalty Burden %	Net Rev After Royalties $	Other Income $	Sask Corp Cap Tax $	Fixed Oper Expense $	Variable Operating Expense $	Other Expenses $	Total Operating Costs $	Abandon Cost & Salvage $	Net Operating Income $	Total Investment $	NET Cash Flow $	CUM Cash Flow $	Disc Cash Flow (10%) $
2014	0	0.0	0.0	0.0	0.0	0	0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0	0.0	0	0	0
2015	80,190	6,032.3	0.0	536.9	0.0	8	73,621	0.0	0.0	23,718.8	30,986.3	0.0	54,705.1	0.0	18,916	75,000.0	-56,084	-56,084	-51,566
2016	80,363	6,045.3	0.0	528.7	0.0	8	73,789	0.0	0.0	25,875.0	31,052.9	0.0	56,927.9	0.0	16,861	0.0	16,861	-39,223	13,315
2017	72,999	5,491.3	0.0	472.6	0.0	8	67,035	0.0	0.0	25,875.0	28,207.4	0.0	54,082.4	0.0	12,952	0.0	12,952	-26,271	9,279
2018	66,500	5,002.4	0.0	425.3	0.0	8	61,072	0.0	0.0	25,875.0	25,696.2	0.0	51,571.2	0.0	9,501	0.0	9,501	-16,769	6,188
2019	60,580	4,557.1	0.0	384.4	0.0	8	55,638	0.0	0.0	25,875.0	23,408.6	0.0	49,283.6	0.0	6,355	0.0	6,355	-10,415	3,763
2020	55,331	4,162.3	0.0	350.3	0.0	8	50,818	0.0	0.0	25,875.0	21,380.4	0.0	47,255.4	0.0	3,563	0.0	3,563	-6,852	1,918
2021	50,261	3,780.9	0.0	319.7	0.0	8	46,160	0.0	0.0	25,875.0	19,421.2	0.0	45,296.2	7,875.0	-7,011	0.0	-7,011	-13,863	-3,431
2022	0	0.0	0.0	0.0	0.0	0	0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0	0.0	0	-13,863	0
2023	0	0.0	0.0	0.0	0.0	0	0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0	0.0	0	-13,863	0
Sub	466,224	35,071.5	0.0	3,017.9	0.0	8	428,134	0.0	0.0	178,968.8	180,153.0	0.0	359,121.7	7,875.0	61,137	75,000.0	-13,863	-13,863	-20,532
Rem	0	0.0	0.0	0.0	0.0	0	0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0	0.0	0	-13,863	0
Total	466,224	35,071.5	0.0	3,017.9	0.0	8	428,134	0.0	0.0	178,968.8	180,153.0	0.0	359,121.7	7,875.0	61,137	75,000.0	-13,863	-13,863	-20,532

CO. SHARE RESERVES LIFE (years)

Reserves Half Life	2.9
RLI (Principal Product)	5.34
Reserves Life	6.92
RLI (BOE)	5.3

TOTAL RESERVES - SALES

	GROSS	WI	CO SH	NET
Oil (bbl)	0	0	0	0
Gas (Mcf)	828,290	155,304	155,304	141,195
Gas (bbl)	138,048	25,884	25,884	23,532
*NGL (bbl)	0	0	0	0
Cond (bbl)	0	0	0	0
Total (bbl)	138,048	25,884	25,884	23,532

*This NGL Value includes only Ethane, Propane and Butane. Condensate and Field Condensate are included in the Condensate line.

NET PRESENT VALUES BEFORE TAX

Discount Rate %	Op Income $	Investment $	Cash Flow $	NPV/BOE $/BOE
0	61,137	75,000.0	(13,863)	(0.54)
5	53,637	71,288.0	(17,651)	(0.68)
8	49,754	69,229.0	(19,475)	(0.75)
10	47,388	67,919.9	(20,532)	(0.79)
15	42,150	64,850.3	(22,700)	(0.88)
20	37,732	62,041.5	(24,310)	(0.94)

CAPITAL (undisc)

		Unrisked	Risked
Cost Of Prod.	$/BOEPD	5,652.47	5,652.47
Cost Of Reserves	$/BOE	2.90	2.90
Prob Of Success	%	100.00	100.00
Chance Of	%	100.00	100.00

ECONOMIC INDICATORS

		BTAX Unrisked	BTAX Risked
Discount Rate	(%)	10.0	10.0
Payout	(Yrs)	0.00	0.00
Discounted Payout	(Yrs)	0.00	0.00
DCF Rate of Return	(%)	0.0	0.0
NPV/Undisc Invest		-0.3	-0.3
NPV/Disc Invest		-0.3	-0.3
Undisc NPV/Undisc Invest		-0.2	-0.2
NPV/DIS Cap Exposure		-30.2	-30.2
NPV/BOEPD	(M$/boepd)	-1.5	-1.5

FIRST 12 MONTHS AVG. PERFORMANCE (undisc)

		WI Unrisked	WI Risked	Co. Share Unrisked	Co. Share Risked
Prod (3 Mo Ave)	(BOEPD)	13.75	13.75	13.75	13.75
Prod (12 Mo Ave)	(BOEPD)	13.27	13.27	13.27	13.27
Price	($/BOE)	18.01	18.01	18.01	18.01
Royalties	($/BOE)	1.48	1.48	1.48	1.48
Operating Costs	($/BOE)	12.30	12.30	12.30	12.30
NetBack	($/BOE)	4.24	4.24	4.24	4.24
Recycle Ratio	(ratio)	1.46	1.46	1.46	1.46

INSITE Petroleum Consultants Ltd.

Legend Energy Canada Ltd.
INPUT DATA SHEET
Dec 31, 2013 Constant Prices and Costs (SEC Compliant) (CAD)

Effective December 31, 2013

GENERAL

Property:	Clarke Lake	Operator:	DIRECT ENERGY MARKETING LIMITED
Location:	00/A-061-F/094-J-10/0	Formation:	SLAVE POINT
Category:	NRA	Calculation Type:	
Type:	Gas	Class:	Conventional
Current Status:	ABANDONED GAS	Current Status Date:	2009-04-02
Alt ID:			

Entity Comments:

ZONE

Rig Release Date:	1965-03-12	Top Depth:	6,481.6 ft KB
Kelly Bushing:	1,515.1 ft SS	Total Depth:	6,830.1 ft KB
Pool Name:	SLAVE POINT A	Midpoint Perf Depth:	6,590.9 ft KB

RESERVOIR & RESERVES SUMMARY **(* data from volumetric tab)**

Reservoir Parameters *		Oil		Gas	
Formation Top:	ft	Original Volume In Place:	Mbbl	Original Volume In Place:	MMcf
Gas/Oil Contact:	ft	Recovery Factor:	Fraction	Recovery Factor:	Fraction
Water Contact:	ft	Ultimate Recoverable:	0.0 Mbbl	Ultimate Recoverable:	48,117.7 MMcf
Production Area:	acre	Cumulative Production:	0.0 Mbbl	Cumulative Production:	48,117.7 MMcf
Net Pay:	ft	Remaining Recoverable:	0.0 Mbbl	Remaining Recoverable:	0.0 MMcf
Reservoir Volume:	0.0 acre-ft	Oil Shrinkage: *	Fraction	Sales Gas:	0.0 MMcf
Porosity:	Fraction			Oil Saturation: *	Fraction
Water Saturation:	Fraction			Z Factor: *	Fraction
Initial Pressure:	psi			Surface Loss:	0.13 Fraction
Initial Temp:	F			H2S Content:	0.0000 Fraction
				CO2 Content:	0.0680 Fraction

Volumetric Remarks:

Category Remarks: Abandoned

FORECAST RATES AND TRENDS

On Production Date:	1966-01-01	GOR:	scf/bbl
Lift Type:		OGR:	bbl/MMcf
Oil Gravity:	API	Water Cut:	%
Heating Value:	1,000 Btu/scf	WGR:	bbl/MMcf

Remaining Reserves

Gas:	0.0 Mcf	Oil:	0.0 Mbbl

Number of Trends: 0

Trends

Reserve Notes

Supporting Data Comments: Perfs: 1975.6-2042.1mKb. Open Hole. BP set @ 1712.5m.

PRODUCT RESERVES & RATIOS (Sales Basis)*

	Reserve	Yield	ISC
Ethane			
Propane			
Butane			
Pentane+			
Field Condensate			
Sulphur			

* Items have details

INTERESTS AND BURDENS

Acquisition Date: 2011-07-01
Disposition Date:

Interests	Lessor	Burdens
18.75% WI	Crown New Oil 100% Base 12 Gas 100%	1.5625% GORR

Participant Remarks: To base Slave Point

INSITE Petroleum Consultants Ltd.

Legend Energy Canada Ltd.
PRODUCTION AND FORECAST

Effective December 31, 2013

Operator:	**DIRECT ENERGY MARKETING LIMITED**		**Clarke Lake**
Province:	**British Columbia**		**00/A-061-F/094-J-10/0**
Field:	**CLARKE LAKE**		**NRA**
Pool:	**SLAVE POINT A**		
Unit:			
Status:	**ABANDONED GAS**		



Cumulative Gas Production (Mcf)
Calendar Daily Gas Production (Mcf/day)
Water/Gas Ratio (bbl/MMcf)
Hours Of Production (hours)
End Of Hist
Acq
2004
2005
2006
2007
2008
2009
2010
2011
2012
2013
Time (Years)



Calendar Daily Gas Production (Mcf/day)
0
7,200
14,400
21,600
28,800
36,000
End Of Hist
0
10,000,000
20,000,000
30,000,000
40,000,000
Cumulative Gas Production (Mcf)

Oil Cum	(bbl)	0	Gas Cum	(Mcf)	48,117,734	Water Cum	(bbl)	5,345,430	FCond Cum	(bbl)	0
Oil Rem Rec	(bbl)	0	Gas Rem Rec	(Mcf)	0	Water Rem Rec	(bbl)	0	FCond Rem Rec	(bbl)	0
Oil Ult Rec	(bbl)	0	Gas Ult Rec	(Mcf)	48,117,734	Water Ult Rec	(bbl)	5,345,430	FCond Ult Rec	(bbl)	0

Forecast Start (T0)		Calculation Type		Undefined	Est Cum Prod	(Mcf)	48,117,734	Decline Exp
Forecast End (Tf)		OVIP (Volumetric)	(Mcf)	0	Remaining Rec	(Mcf)	0	Initial Decline (De)
Initial Rate (qi)	(Mcf/day)	Rec Factor (Volumetric)		0.000	Gas Surface Loss		0.13	Reserve Life Index
Final Rate (qf)	(Mcf/day)	Ult Recoverable	(Mcf)	48,117,734	Gas Total Sales	(Mcf)	0	Reserve Half Life

INSITE Petroleum Consultants Ltd.

Legend Energy Canada Ltd.
INPUT DATA SHEET
Dec 31, 2013 Constant Prices and Costs (SEC Compliant) (CAD)

Effective December 31, 2013

GENERAL

Property:	Clarke Lake	Operator:	DIRECT ENERGY MARKETING LIMITED
Location:	00/D-054-G/094-J-10/2	Formation:	SLAVE POINT
Category:	NRA	Calculation Type:	Performance
Type:	Gas	Class:	Conventional
Current Status:	GAS	Current Status Date:	2003-03-04
Alt ID:			

Entity Comments:

ZONE

Rig Release Date:	2002-12-14	Top Depth:	6,680.8 ft KB
Kelly Bushing:	1,521.3 ft SS	Total Depth:	7,336.0 ft KB
Pool Name:	SLAVE POINT A	Midpoint Perf Depth:	7,008.5 ft KB

RESERVOIR & RESERVES SUMMARY (* data from volumetric tab)

Reservoir Parameters *		Oil		Gas	
Formation Top:	ft	Original Volume In Place:	Mbbl	Original Volume In Place:	MMcf
Gas/Oil Contact:	ft	Recovery Factor:	Fraction	Recovery Factor:	Fraction
Water Contact:	ft	Ultimate Recoverable:	0.0 Mbbl	Ultimate Recoverable:	954.7 MMcf
Production Area:	acre	Cumulative Production:	0.0 Mbbl	Cumulative Production:	954.7 MMcf
Net Pay:	ft	Remaining Recoverable:	0.0 Mbbl	Remaining Recoverable:	0.0 MMcf
Reservoir Volume:	0.0 acre-ft	Oil Shrinkage: *	Fraction	Sales Gas:	0.0 MMcf
Porosity:	Fraction			Oil Saturation: *	Fraction
Water Saturation:	Fraction			Z Factor: *	Fraction
Initial Pressure:	psi			Surface Loss:	0.13 Fraction
Initial Temp:	F			H2S Content:	0.0002 Fraction
				CO2 Content:	0.0038 Fraction

Volumetric Remarks:

Category Remarks: Penalty well - not expected to pay out

FORECAST RATES AND TRENDS

On Production Date:	2003-03-04	GOR:	scf/bbl
Lift Type:		OGR:	bbl/MMcf
Oil Gravity:	API	Water Cut:	%
Heating Value:	1,000 Btu/scf	WGR:	bbl/MMcf

Remaining Reserves

Gas: 0.0 Mcf   Oil: 0.0 Mbbl

Number of Trends: 0

Trends

Reserve Notes

Supporting Data Comments: Perfs: 2036.3-2236.7mKb. Open hole

PRODUCT RESERVES & RATIOS (Sales Basis)*

	Reserve	Yield	ISC
Ethane			
Propane			
Butane			
Pentane+			
Field Condensate			
Sulphur			

* Items have details

INTERESTS AND BURDENS

Acquisition Date: 2011-07-01
Disposition Date:

Interests	Lessor	Burdens
BPO: (1871 M$) 0% WI APO: 1: 16.666% WI	Crown New Oil 100% Base 12 Gas 100%	2.625% GORR

Participant Remarks: To base Slave Point
Penalty well - balance estimated to Dec 31, 2010
Not expected to pay out
GORR is 15% on 17.5% production

Effective December 31, 2013

			Clarke Lake
Operator:	DIRECT ENERGY MARKETING LIMITED		00/D-054-G/094-J-10/2
Province:	British Columbia		NRA
Field:	CLARKE LAKE		
Pool:	SLAVE POINT A		
Unit:			
Status:	GAS		





Oil Cum	(bbl)	0	Gas Cum	(Mcf)	954,661	Water Cum	(bbl)	1,735,652	FCond Cum	(bbl)	0
Oil Rem Rec	(bbl)	0	Gas Rem Rec	(Mcf)	0	Water Rem Rec	(bbl)	0	FCond Rem Rec	(bbl)	0
Oil Ult Rec	(bbl)	0	Gas Ult Rec	(Mcf)	954,661	Water Ult Rec	(bbl)	1,735,652	FCond Ult Rec	(bbl)	0

Forecast Start (T0)			Calculation Type		Performance	Est Cum Prod	(Mcf)	954,661	Decline Exp	
Forecast End (Tf)			OVIP (Volumetric)	(Mcf)	0	Remaining Rec	(Mcf)	0	Initial Decline (De)	
Initial Rate (qi)	(Mcf/day)		Rec Factor (Volumetric)		0.000	Gas Surface Loss		0.13	Reserve Life Index	
Final Rate (qf)	(Mcf/day)		Ult Recoverable	(Mcf)	954,661	Gas Total Sales	(Mcf)	0	Reserve Half Life	

Effective December 31, 2013

GENERAL

Property:	Clarke Lake	Operator:	DIRECT ENERGY MARKETING LIMITED
Location:	00/A-065-G/094-J-10/0	Formation	SLAVE POINT
Category	NRA	Calculation Type:	
Type:	Undefined	Class:	Undefined
Current Status:	BRINE DISPOSAL	Current Status Date:	1970-03-01
Alt ID:			

Entity Comments:

ZONE

Rig Release Date:	1965-01-18	Top Depth:	6,678.8 ft KB
Kelly Bushing:	1,535.1 ft SS	Total Depth:	6,827.1 ft KB
Pool Name:	SLAVE POINT A	Midpoint Perf Depth:	6,718.2 ft KB

RESERVOIR & RESERVES SUMMARY   (* data from volumetric tab)

Reservoir Parameters *		Oil		Gas	
Formation Top:	ft	Original Volume In Place:	Mbbl	Original Volume In Place:	MMcf
Gas/Oil Contact:	ft	Recovery Factor:	Fraction	Recovery Factor:	Fraction
Water Contact:	ft	Ultimate Recoverable:	0.0 Mbbl	Ultimate Recoverable:	2,693.6 MMcf
Production Area:	acre	Cumulative Production:	0.0 Mbbl	Cumulative Production:	2,693.6 MMcf
Net Pay:	ft	Remaining Recoverable:	0.0 Mbbl	Remaining Recoverable:	0.0 MMcf
Reservoir Volume:	0.0 acre-ft	Oil Shrinkage: *	Fraction	Sales Gas:	0.0 MMcf
Porosity:	Fraction			Oil Saturation: *	Fraction
Water Saturation:	Fraction			Z Factor: *	Fraction
Initial Pressure:	psi			Surface Loss:	0.13 Fraction
Initial Temp:	F			H2S Content:	0.0000 Fraction
				CO2 Content:	0.0800 Fraction

Volumetric Remarks:

Category Remarks:

FORECAST RATES AND TRENDS

On Production Date:	1966-02-01	GOR:	scf/bbl
Lift Type:		OGR:	bbl/MMcf
Oil Gravity:	API	Water Cut:	%
Heating Value:	1,000 Btu/scf	WGR:	bbl/MMcf

Remaining Reserves

Gas:	0.0 Mcf	Oil:	0.0 Mbbl
Number of Trends:	0		

Trends

Reserve Notes

Supporting Data Comments:

PRODUCT RESERVES & RATIOS (Sales Basis)*

	Reserve	Yield	ISC
Ethane			
Propane			
Butane			
Pentane+			
Field Condensate			
Sulphur			

* Items have details

INTERESTS AND BURDENS

Acquisition Date:	2011-07-01
Disposition Date:	

Interests	Lessor	Burdens
16.66% WI	Crown New Oil 100% Base 12 Gas 100%	2.625% GORR

Participant Remarks: To base Slave Point
GORR is 15% on 17.5% production

Effective December 31, 2013

GENERAL

Property:	Clarke Lake		Operator:	DIRECT ENERGY MARKETING LIMITED
Location:	00/D-066-G/094-J-10/0		Formation	SLAVE POINT
Category	PDP		Calculation Type:	Performance
Type:	Gas		Class:	Conventional
Current Status:	GAS		Current Status Date:	1991-02-01
Alt ID:				

Entity Comments:

ZONE

Rig Release Date:	1990-08-19	Top Depth:	6,446.9 ft KB
Kelly Bushing:	1,538.4 ft SS	Total Depth:	6,505.9 ft KB
Pool Name:	SLAVE POINT A	Midpoint Perf Depth:	6,476.4 ft KB

RESERVOIR & RESERVES SUMMARY   (* data from volumetric tab)

Reservoir Parameters *		Oil			Gas		
Formation Top:	ft	Original Volume In Place:		Mbbl	Original Volume In Place:		MMcf
Gas/Oil Contact:	ft	Recovery Factor:		Fraction	Recovery Factor:		Fraction
Water Contact:	ft	Ultimate Recoverable:		0.0 Mbbl	Ultimate Recoverable:	10,000.0	MMcf
Production Area:	acre	Cumulative Production:		0.0 Mbbl	Cumulative Production:	7,223.2	MMcf
Net Pay:	ft	Remaining Recoverable:		0.0 Mbbl	Remaining Recoverable:	2,776.8	MMcf
Reservoir Volume:	0.0 acre-ft	Oil Shrinkage: *		Fraction	Sales Gas:	2,471.3	MMcf
Porosity:	Fraction				Oil Saturation: *		Fraction
Water Saturation:	Fraction				Z Factor: *		Fraction
Initial Pressure:	psi				Surface Loss:	0.11	Fraction
Initial Temp:	F				H2S Content:	0.0000	Fraction
					CO2 Content:	0.0230	Fraction

Volumetric Remarks:

Category Remarks:

FORECAST RATES AND TRENDS

On Production Date:	1991-02-01	GOR:		scf/bbl
Lift Type:		OGR:		bbl/MMcf
Oil Gravity:	API	Water Cut:		%
Heating Value:	1,000 Btu/scf	WGR:		bbl/MMcf

Remaining Reserves

Gas:	2,776,767.0 Mcf	Oil:		0.0 Mbbl

Number of Trends: 1

Trends
	1
Product:	Gas
Start Date:	2014-01-01
End Date:	2030-08-03
Initial Rate:	1,000 Mcf/day
Rate at Effective Date:	1,000 Mcf/day
Final Rate:	160 Mcf/day
Decline Exponent:	0.000
Min Effective Decline:	
Final Cum:	10,000,000.0 Mcf

Reserve Notes

Supporting Data Comments:

PRODUCT RESERVES & RATIOS (Sales Basis)*

	Reserve	Yield	ISC
Ethane			
Propane			
Butane			
Pentane+			
Field Condensate			
Sulphur			

* Items have details

INTERESTS AND BURDENS

Acquisition Date:	2011-07-01
Disposition Date:	

Interests	Lessor	Burdens
9.375% WI	Crown New Oil 100% Base 12 Gas 100%	1.5625% GORR

Participant Remarks: To base Slave Point

Legend Energy Canada Ltd.
PRODUCTION AND FORECAST

Effective December 31, 2013

Operator: DIRECT ENERGY MARKETING LIMITED
Province: British Columbia
Field: CLARKE LAKE
Pool: SLAVE POINT A
Unit:
Status: GAS

Clarke Lake
00/D-066-G/094-J-10/0
PDP



Cumulative Gas Production (Mcf)
Calendar Daily Gas Production (Mcf/day)
Water/Gas Ratio (bbl/MMcf)
Hours Of Production (hours)
Gas Qf
Acq
Eff End Of Hist
Time (Years)



Calendar Daily Gas Production (Mcf/day)
Gas Qf
Eff End Of Hist
Cumulative Gas Production (Mcf)

Oil Cum	(bbl)	0	Gas Cum	(Mcf)	7,223,233	Water Cum	(bbl)	8,039,137	FCond Cum	(bbl)	0
Oil Rem Rec	(bbl)	0	Gas Rem Rec	(Mcf)	2,776,767	Water Rem Rec	(bbl)	0	FCond Rem Rec	(bbl)	0
Oil Ult Rec	(bbl)	0	Gas Ult Rec	(Mcf)	10,000,000	Water Ult Rec	(bbl)	8,039,137	FCond Ult Rec	(bbl)	0

Forecast Start (T0)	01/01/2014	Calculation Type	Performance	Est Cum Prod (Mcf)	7,223,233	Decline Exp	0.000
Forecast End (Tf)	08/02/2030	OVIP (Volumetric) (Mcf)	0	Remaining Rec (Mcf)	2,776,767	Initial Decline (De)	10.5
Initial Rate (qi) (Mcf/day)	995.3	Rec Factor (Volumetric)	0.000	Gas Surface Loss	0.11	Reserve Life Index	8.04
Final Rate (qf) (Mcf/day)	160.0	Ult Recoverable (Mcf)	10,000,000	Gas Total Sales (Mcf)	2,471,323	Reserve Half Life	4.95

INSITE Petroleum Consultants Ltd.

Legend Energy Canada Ltd.
CASH FLOW
Dec 31, 2013 Constant Prices and Costs (SEC Compliant) (CAD)

Location : Clarke Lake, British Columbia
Interests: 9.375% WI
Lease Burden: 1.5625% GORR
Entity : 00/D-066-G/094-J-10/0
Formation : SLAVE POINT
Lessor: Crown:New Oil 100% Base 12 Gas 100%
Effective December 31, 2013
Total Proved Developed Producing Reserves

OIL, GAS & SULPHUR SUMMARY

	COMPANY OIL							COMPANY SALES GAS							SULPHUR		TOTAL	
	Wells	Pool Rates bbl/d	Pool Volumes bbl	WI Volume bbl	RI Volume bbl	Price $/bbl	Revenue $	Wells	Pool Rates Mcf/d	Pool Volumes Mcf	WI Volume Mcf	RI Volume Mcf	Price $/Mcf	Revenue $	Co. Share Volume lt	Price $/lt	WI Rates boe/d	Co. Share Rates boe/d
2014	0.0	0	0.0	0.0	0.0	0.00	0	1.0	843	307,557.9	28,833.6	0.0	3.00	86,558	0.0	0.00	13	13
2015	0.0	0	0.0	0.0	0.0	0.00	0	1.0	755	275,406.2	25,819.3	0.0	3.00	77,510	0.0	0.00	12	12
2016	0.0	0	0.0	0.0	0.0	0.00	0	1.0	676	247,254.6	23,180.1	0.0	3.00	69,587	0.0	0.00	11	11
2017	0.0	0	0.0	0.0	0.0	0.00	0	1.0	605	220,768.0	20,697.0	0.0	3.00	62,132	0.0	0.00	9	9
2018	0.0	0	0.0	0.0	0.0	0.00	0	1.0	542	197,689.2	18,533.4	0.0	3.00	55,637	0.0	0.00	8	8
2019	0.0	0	0.0	0.0	0.0	0.00	0	1.0	485	177,023.1	16,595.9	0.0	3.00	49,821	0.0	0.00	8	8
2020	0.0	0	0.0	0.0	0.0	0.00	0	1.0	434	158,928.0	14,899.5	0.0	3.00	44,728	0.0	0.00	7	7
2021	0.0	0	0.0	0.0	0.0	0.00	0	1.0	389	141,903.2	13,303.4	0.0	3.00	39,937	0.0	0.00	6	6
2022	0.0	0	0.0	0.0	0.0	0.00	0	1.0	348	127,068.8	11,912.7	0.0	3.00	35,762	0.0	0.00	5	5
2023	0.0	0	0.0	0.0	0.0	0.00	0	1.0	312	113,785.2	10,667.4	0.0	3.00	32,023	0.0	0.00	5	5
Sub			0.0	0.0	0.0	0.00	0			1,967,384.	184,442.3	0.0	3.00	553,696	0.0	0.00		
Rem			0.0	0.0	0.0	0.00	0			193,365.5	18,128.0	0.0	3.00	54,420	0.0	0.00		
Total			0.0	0.0	0.0	0.00	0			2,160,749.	202,570.3	0.0	3.00	608,116	0.0	0.00		

NGL SUMMARY

	CONDENSATE				ETHANE				PROPANE				BUTANE				TOTAL NGL		
	WI Volume bbl	RI Volume bbl	Price $/bbl	Co. Share Revenue $	WI Volume bbl	RI Volume bbl	Price $/bbl	Co. Share Revenue $	WI Volume bbl	RI Volume bbl	Price $/bbl	Co. Share Revenue $	WI Volume bbl	RI Volume bbl	Price $/bbl	Co. Share Revenue $	WI Volume bbl	RI Volumes bbl	CS Net Volumes bbl
2014	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.0
2015	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.0
2016	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.0
2017	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.0
2018	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.0
2019	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.0
2020	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.0
2021	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.0
2022	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.0
2023	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.0
Sub	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.0
Rem	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.0
Total	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.0

CASH FLOW BTAX

	Company Revenue $	Crown Royalty $	Freehold Royalty $	ORR Royalty $	Mineral Tax $	Total Royalty Burden %	Net Rev After Royalties $	Other Income $	Sask Corp Cap Tax $	Fixed Oper Expense $	Variable Operating Expense $	Other Expenses $	Total Operating Costs $	Abandon Cost & Salvage $	Net Operating Income $	Total Investment $	NET Cash Flow $	CUM Cash Flow $	Disc Cash Flow (10%) $
2014	86,558	6,511.3	0.0	969.5	0.0	9	79,077	0.0	0.0	12,937.5	33,446.9	0.0	46,384.4	0.0	32,693	0.0	32,693	32,693	31,222
2015	77,510	5,830.6	0.0	868.2	0.0	9	70,811	0.0	0.0	12,937.5	29,950.4	0.0	42,887.9	0.0	27,923	0.0	27,923	60,616	24,245
2016	69,587	5,234.6	0.0	779.4	0.0	9	63,573	0.0	0.0	12,937.5	26,888.9	0.0	39,826.4	0.0	23,746	0.0	23,746	84,362	18,745
2017	62,132	4,673.9	0.0	695.9	0.0	9	56,763	0.0	0.0	12,937.5	24,008.5	0.0	36,946.0	0.0	19,817	0.0	19,817	104,179	14,197
2018	55,637	4,185.3	0.0	623.2	0.0	9	50,829	0.0	0.0	12,937.5	21,498.7	0.0	34,436.2	0.0	16,392	0.0	16,392	120,571	10,677
2019	49,821	3,747.8	0.0	558.0	0.0	9	45,515	0.0	0.0	12,937.5	19,251.3	0.0	32,188.8	0.0	13,326	0.0	13,326	133,898	7,891
2020	44,728	3,364.7	0.0	501.0	0.0	9	40,863	0.0	0.0	12,937.5	17,283.4	0.0	30,220.9	0.0	10,642	0.0	10,642	144,539	5,728
2021	39,937	3,004.2	0.0	447.3	0.0	9	36,485	0.0	0.0	12,937.5	15,432.0	0.0	28,369.5	0.0	8,116	0.0	8,116	152,655	3,971
2022	35,762	2,690.2	0.0	400.6	0.0	9	32,671	0.0	0.0	12,937.5	13,818.7	0.0	26,756.2	0.0	5,915	0.0	5,915	158,570	2,631
2023	32,023	2,409.0	0.0	358.7	0.0	9	29,256	0.0	0.0	12,937.5	12,374.1	0.0	25,311.6	0.0	3,944	0.0	3,944	162,514	1,595
Sub	553,696	41,651.6	0.0	6,201.9	0.0	9	505,842	0.0	0.0	129,375.0	213,953.0	0.0	343,328.0	0.0	162,514	0.0	162,514	162,514	120,904
Rem	54,420	4,093.8	0.0	609.6	0.0	9	49,717	0.0	0.0	25,875.0	21,028.5	0.0	46,903.5	3,937.5	-1,124	0.0	-1,124	161,390	-302
Total	608,116	45,745.4	0.0	6,811.4	0.0	9	555,559	0.0	0.0	155,250.0	234,981.5	0.0	390,231.5	3,937.5	161,390	0.0	161,390	161,390	120,603

CO. SHARE RESERVES LIFE (years)

Reserves Half Life	4.1
RLI (Principal Product)	7.03
Reserves Life	12.00
RLI (BOE)	7.0

TOTAL RESERVES - SALES

	GROSS	WI	CO SH	NET
Oil (bbl)	0	0	0	0
Gas (Mcf)	2,160,750	202,570	202,570	184,167
Gas (bbl)	360,125	33,762	33,762	30,694
*NGL (bbl)	0	0	0	0
Cond (bbl)	0	0	0	0
Total (bbl)	360,125	33,762	33,762	30,694

*This NGL Value includes only Ethane, Propane and Butane. Condensate and Field Condensate are included in the Condensate line.

NET PRESENT VALUES BEFORE TAX

Discount Rate %	Op Income $	Investment $	Cash Flow $	NPV/BOE $/BOE
0	161,390	0.0	161,390	4.78
5	138,188	0.0	138,188	4.09
8	127,085	0.0	127,085	3.76
10	120,603	0.0	120,603	3.57
15	106,966	0.0	106,966	3.17
20	96,172	0.0	96,172	2.85

CAPITAL (undisc)

		Unrisked	Risked
Cost Of Prod.	$/BOEPD	0.00	0.00
Cost Of Reserves	$/BOE	0.00	0.00
Prob Of Success	%	100.00	100.00
Chance Of	%	100.00	100.00

ECONOMIC INDICATORS

		BTAX			
		Unrisked		Risked	
Discount Rate	(%)		10.0		10.0
Payout	(Yrs)		0.00		0.00
Discounted Payout	(Yrs)		0.00		0.00
DCF Rate of Return	(%)	>	200.0	>	200.0
NPV/Undisc Invest			0.0		0.0
NPV/Disc Invest			0.0		0.0
Undisc NPV/Undisc Invest			0.0		0.0
NPV/DIS Cap Exposure			0.0		0.0
NPV/BOEPD	(M$/boepd)		9.2		9.2

FIRST 12 MONTHS AVG. PERFORMANCE (undisc)

		WI		Co. Share	
		Unrisked	Risked	Unrisked	Risked
Prod (3 Mo Ave)	(BOEPD)	13.72	13.72	13.72	13.72
Prod (12 Mo Ave)	(BOEPD)	13.16	13.16	13.16	13.16
Price	($/BOE)	18.01	18.01	18.01	18.01
Royalties	($/BOE)	1.56	1.56	1.56	1.56
Operating Costs	($/BOE)	9.65	9.65	9.65	9.65
NetBack	($/BOE)	6.80	6.80	6.80	6.80
Recycle Ratio	(ratio)	0.00	0.00	0.00	0.00

INSITE Petroleum Consultants Ltd.

Legend Energy Canada Ltd.
INPUT DATA SHEET
Dec 31, 2013 Constant Prices and Costs (SEC Compliant) (CAD)

Effective December 31, 2013

GENERAL

Property:	Clarke Lake	Operator:	DIRECT ENERGY MARKETING LIMITED
Location:	00/D-066-G/094-J-10/0	Formation:	SLAVE POINT
Category:	P+P	Calculation Type:	Performance
Type:	Gas	Class:	Conventional
Current Status:	GAS	Current Status Date:	1991-02-01
Alt ID:			

Entity Comments:

ZONE

Rig Release Date:	1990-08-19	Top Depth:	6,446.9 ft KB
Kelly Bushing:	1,538.4 ft SS	Total Depth:	6,505.9 ft KB
Pool Name:	SLAVE POINT A	Midpoint Perf Depth:	6,476.4 ft KB

RESERVOIR & RESERVES SUMMARY **(* data from volumetric tab)**

Reservoir Parameters *		**Oil**		**Gas**	
Formation Top:	ft	Original Volume In Place:	Mbbl	Original Volume In Place:	MMcf
Gas/Oil Contact:	ft	Recovery Factor:	Fraction	Recovery Factor:	Fraction
Water Contact:	ft	Ultimate Recoverable:	0.0 Mbbl	Ultimate Recoverable:	10,500.0 MMcf
Production Area:	acre	Cumulative Production:	0.0 Mbbl	Cumulative Production:	7,223.2 MMcf
Net Pay:	ft	Remaining Recoverable:	0.0 Mbbl	Remaining Recoverable:	3,276.8 MMcf
Reservoir Volume:	0.0 acre-ft	Oil Shrinkage: *	Fraction	Sales Gas:	2,916.3 MMcf
Porosity:	Fraction			Oil Saturation: *	Fraction
Water Saturation:	Fraction			Z Factor: *	Fraction
Initial Pressure:	psi			Surface Loss:	0.11 Fraction
Initial Temp:	F			H2S Content:	0.0000 Fraction
				CO2 Content:	0.0230 Fraction

Volumetric Remarks:

Category Remarks:

FORECAST RATES AND TRENDS

On Production Date:	1991-02-01	GOR:	scf/bbl
Lift Type:		OGR:	bbl/MMcf
Oil Gravity:	API	Water Cut:	%
Heating Value:	1,000 Btu/scf	WGR:	bbl/MMcf

Remaining Reserves

Gas:	3,276,767.0 Mcf	Oil:	0.0 Mbbl

Number of Trends: 1

Trends	1
Product:	Gas
Start Date:	2014-01-01
End Date:	2033-07-29
Initial Rate:	1,000 Mcf/day
Rate at Effective Date:	1,000 Mcf/day
Final Rate:	160 Mcf/day
Decline Exponent:	0.000
Min Effective Decline:	
Final Cum:	10,500,000.0 Mcf

Reserve Notes

Supporting Data Comments:

PRODUCT RESERVES & RATIOS (Sales Basis)*

	Reserve	Yield	ISC
Ethane			
Propane			
Butane			
Pentane+			
Field Condensate			
Sulphur			

* Items have details

INTERESTS AND BURDENS

Acquisition Date: 2011-07-01
Disposition Date:

Interests	**Lessor**	**Burdens**
9.375% WI	Crown New Oil 100% Base 12 Gas 100%	1.5625% GORR

Participant Remarks: To base Slave Point

Legend Energy Canada Ltd.
PRODUCTION AND FORECAST

Effective December 31, 2013

Operator: DIRECT ENERGY MARKETING LIMITED
Province: British Columbia
Field: CLARKE LAKE
Pool: SLAVE POINT A
Unit:
Status: GAS

Clarke Lake
00/D-066-G/094-J-10/0
P+P



Cumulative Gas Production (Mcf)
Calendar Daily Gas Production (Mcf/day)
Water/Gas Ratio (bbl/MMcf)
Hours Of Production (hours)
Gas Qf
Acq
Eff
End Of Hist
Time (Years)



Calendar Daily Gas Production (Mcf/day)
Gas Qf
Eff
End Of Hist
Cumulative Gas Production (Mcf)

Oil Cum	(bbl)	0	Gas Cum	(Mcf)	7,223,233	Water Cum	(bbl)	8,039,137	FCond Cum	(bbl)	0
Oil Rem Rec	(bbl)	0	Gas Rem Rec	(Mcf)	3,276,767	Water Rem Rec	(bbl)	0	FCond Rem Rec	(bbl)	0
Oil Ult Rec	(bbl)	0	Gas Ult Rec	(Mcf)	10,500,000	Water Ult Rec	(bbl)	8,039,137	FCond Ult Rec	(bbl)	0

Forecast Start (T0)	01/01/2014	Calculation Type	Performance	Est Cum Prod (Mcf)	7,223,233	Decline Exp	0.000
Forecast End (Tf)	07/28/2033	OVIP (Volumetric) (Mcf)	0	Remaining Rec (Mcf)	3,276,767	Initial Decline (De)	08.9
Initial Rate (qi) (Mcf/day)	996.0	Rec Factor (Volumetric)	0.000	Gas Surface Loss	0.11	Reserve Life Index	9.4
Final Rate (qf) (Mcf/day)	160.0	Ult Recoverable (Mcf)	10,500,000	Gas Total Sales (Mcf)	2,916,323	Reserve Half Life	5.82

INSITE Petroleum Consultants Ltd.

Location : Clarke Lake, British Columbia   Interests: 9.375% WI   Lease Burden: 1.5625% GORR

Entity : 00/D-066-G/094-J-10/0

Formation : SLAVE POINT   Lessor: Crown:New Oil 100% Base 12 Gas 100%

Effective December 31, 2013   Total Proved Plus Probable Reserves

OIL, GAS & SULPHUR SUMMARY

		COMPANY OIL						COMPANY SALES GAS							SULPHUR		TOTAL	
	Wells	Pool Rates bbl/d	Pool Volumes bbl	WI Volume bbl	RI Volume bbl	Price $/bbl	Revenue $	Wells	Pool Rates Mcf/d	Pool Volumes Mcf	WI Volume Mcf	RI Volume Mcf	Price $/Mcf	Revenue $	Co. Share Volume lt	Price $/lt	WI Rates boe/d	Co. Share Rates boe/d
2014	0.0	0	0.0	0.0	0.0	0.00	0	1.0	850	310,115.4	29,073.3	0.0	3.00	87,278	0.0	0.00	13	13
2015	0.0	0	0.0	0.0	0.0	0.00	0	1.0	774	282,414.7	26,476.4	0.0	3.00	79,482	0.0	0.00	12	12
2016	0.0	0	0.0	0.0	0.0	0.00	0	1.0	705	257,860.4	24,174.4	0.0	3.00	72,572	0.0	0.00	11	11
2017	0.0	0	0.0	0.0	0.0	0.00	0	1.0	642	234,155.3	21,952.1	0.0	3.00	65,900	0.0	0.00	10	10
2018	0.0	0	0.0	0.0	0.0	0.00	0	1.0	584	213,239.7	19,991.2	0.0	3.00	60,014	0.0	0.00	9	9
2019	0.0	0	0.0	0.0	0.0	0.00	0	1.0	532	194,192.3	18,205.5	0.0	3.00	54,653	0.0	0.00	8	8
2020	0.0	0	0.0	0.0	0.0	0.00	0	1.0	484	177,308.4	16,622.7	0.0	3.00	49,901	0.0	0.00	8	8
2021	0.0	0	0.0	0.0	0.0	0.00	0	1.0	441	161,008.4	15,094.5	0.0	3.00	45,314	0.0	0.00	7	7
2022	0.0	0	0.0	0.0	0.0	0.00	0	1.0	402	146,626.6	13,746.2	0.0	3.00	41,266	0.0	0.00	6	6
2023	0.0	0	0.0	0.0	0.0	0.00	0	1.0	366	133,529.3	12,518.4	0.0	3.00	37,580	0.0	0.00	6	6
Sub			0.0	0.0	0.0	0.00	0			2,110,450.	197,854.7	0.0	3.00	593,960	0.0	0.00		
Rem			0.0	0.0	0.0	0.00	0			425,270.5	39,869.1	0.0	3.00	119,687	0.0	0.00		
Total			0.0	0.0	0.0	0.00	0			2,535,721.	237,723.8	0.0	3.00	713,647	0.0	0.00		

NGL SUMMARY

	CONDENSATE				ETHANE				PROPANE				BUTANE				TOTAL NGL		
	WI Volume bbl	RI Volume bbl	Price $/bbl	Co. Share Revenue $	WI Volume bbl	RI Volume bbl	Price $/bbl	Co. Share Revenue $	WI Volume bbl	RI Volume bbl	Price $/bbl	Co. Share Revenue $	WI Volume bbl	RI Volume bbl	Price $/bbl	Co. Share Revenue $	WI Volume bbl	RI Volumes bbl	CS Net Volumes bbl
2014	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.0
2015	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.0
2016	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.0
2017	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.0
2018	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.0
2019	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.0
2020	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.0
2021	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.0
2022	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.0
2023	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.0
Sub	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.0
Rem	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.0
Total	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.0

CASH FLOW BTAX

	Company Revenue $	Crown Royalty $	Freehold Royalty $	ORR Royalty $	Mineral Tax $	Total Royalty Burden %	Net Rev After Royalties $	Other Income $	Sask Corp Cap Tax $	Fixed Oper Expense $	Variable Operating Expense $	Other Expenses $	Total Operating Costs $	Abandon Cost & Salvage $	Net Operating Income $	Total Investment $	NET Cash Flow $	CUM Cash Flow $	Disc Cash Flow (10%) $
2014	87,278	6,565.5	0.0	977.6	0.0	9	79,735	0.0	0.0	12,937.5	33,725.0	0.0	46,662.5	0.0	33,072	0.0	33,072	33,072	31,579
2015	79,482	5,979.0	0.0	890.3	0.0	9	72,613	0.0	0.0	12,937.5	30,712.6	0.0	43,650.1	0.0	28,963	0.0	28,963	62,035	25,143
2016	72,572	5,459.2	0.0	812.9	0.0	9	66,300	0.0	0.0	12,937.5	28,042.3	0.0	40,979.8	0.0	25,320	0.0	25,320	87,355	19,983
2017	65,900	4,957.3	0.0	738.1	0.0	9	60,205	0.0	0.0	12,937.5	25,464.4	0.0	38,401.9	0.0	21,803	0.0	21,803	109,158	15,620
2018	60,014	4,514.5	0.0	672.2	0.0	9	54,827	0.0	0.0	12,937.5	23,189.8	0.0	36,127.3	0.0	18,700	0.0	18,700	127,857	12,180
2019	54,653	4,111.3	0.0	612.2	0.0	9	49,930	0.0	0.0	12,937.5	21,118.4	0.0	34,055.9	0.0	15,874	0.0	15,874	143,731	9,400
2020	49,901	3,753.8	0.0	558.9	0.0	9	45,588	0.0	0.0	12,937.5	19,282.3	0.0	32,219.8	0.0	13,369	0.0	13,369	157,100	7,195
2021	45,314	3,408.7	0.0	507.6	0.0	9	41,398	0.0	0.0	12,937.5	17,509.7	0.0	30,447.2	0.0	10,950	0.0	10,950	168,050	5,358
2022	41,266	3,104.2	0.0	462.2	0.0	9	37,700	0.0	0.0	12,937.5	15,945.6	0.0	28,883.1	0.0	8,817	0.0	8,817	176,867	3,922
2023	37,580	2,827.0	0.0	420.9	0.0	9	34,332	0.0	0.0	12,937.5	14,521.3	0.0	27,458.8	0.0	6,873	0.0	6,873	183,740	2,780
Sub	593,960	44,680.5	0.0	6,652.9	0.0	9	542,627	0.0	0.0	129,375.0	229,511.5	0.0	358,886.5	0.0	183,740	0.0	183,740	183,740	133,160
Rem	119,687	9,003.4	0.0	1,340.6	0.0	9	109,343	0.0	0.0	51,750.0	46,248.2	0.0	97,998.2	3,937.5	7,407	0.0	7,407	191,147	2,775
Total	713,647	53,683.9	0.0	7,993.5	0.0	9	651,970	0.0	0.0	181,125.0	275,759.7	0.0	456,884.7	3,937.5	191,147	0.0	191,147	191,147	135,935

CO. SHARE RESERVES LIFE (years)

Reserves Half Life	4.9
RLI (Principal Product)	8.18
Reserves Life	14.00
RLI (BOE)	8.2

TOTAL RESERVES - SALES

	GROSS	WI	CO SH	NET
Oil (bbl)	0	0	0	0
Gas (Mcf)	2,535,721	237,724	237,724	216,127
Gas (bbl)	422,620	39,621	39,621	36,021
*NGL (bbl)	0	0	0	0
Cond (bbl)	0	0	0	0
Total (bbl)	422,620	39,621	39,621	36,021

*This NGL Value includes only Ethane, Propane and Butane. Condensate and Field Condensate are included in the Condensate line.

NET PRESENT VALUES BEFORE TAX

Discount Rate %	Op Income $	Investment $	Cash Flow $	NPV/BOE $/BOE
0	191,147	0.0	191,147	4.82
5	159,167	0.0	159,167	4.02
8	144,395	0.0	144,395	3.64
10	135,935	0.0	135,935	3.43
15	118,547	0.0	118,547	2.99
20	105,181	0.0	105,181	2.65

CAPITAL (undisc)

		Unrisked	Risked
Cost Of Prod.	$/BOEPD	0.00	0.00
Cost Of Reserves	$/BOE	0.00	0.00
Prob Of Success	%	100.00	100.00
Chance Of	%	100.00	100.00

ECONOMIC INDICATORS

		BTAX			
		Unrisked		Risked	
Discount Rate	(%)		10.0		10.0
Payout	(Yrs)		0.00		0.00
Discounted Payout	(Yrs)		0.00		0.00
DCF Rate of Return	(%)	>	200.0	>	200.0
NPV/Undisc Invest			0.0		0.0
NPV/Disc Invest			0.0		0.0
Undisc NPV/Undisc Invest			0.0		0.0
NPV/DIS Cap Exposure			0.0		0.0
NPV/BOEPD	(M$/boepd)		10.2		10.2

FIRST 12 MONTHS AVG. PERFORMANCE (undisc)

		WI		Co. Share	
		Unrisked	Risked	Unrisked	Risked
Prod (3 Mo Ave)	(BOEPD)	13.75	13.75	13.75	13.75
Prod (12 Mo Ave)	(BOEPD)	13.27	13.27	13.27	13.27
Price	($/BOE)	18.01	18.01	18.01	18.01
Royalties	($/BOE)	1.56	1.56	1.56	1.56
Operating Costs	($/BOE)	9.63	9.63	9.63	9.63
NetBack	($/BOE)	6.83	6.83	6.83	6.83
Recycle Ratio	(ratio)	0.00	0.00	0.00	0.00

InSITE Petroleum Consultants Ltd.



R18W6

T83   T83

Peace River

Peace River

Pine River

Segimus Creek

R18W6

WELL LEGEND

● Oil   ○ Location
☼ Gas   ◇ Other
⬤ Suspended Oil ✳ Abandoned Gas
☼ Suspended Gas ◆ Abandoned Oil
⬡ Suspended   ◈ Abandoned
⚲ Injection

PIPELINE LEGEND

── Oil
── Natural Gas
── Sour Natural Gas
── Water
── Other

Legend Energy Canada Ltd.

FORT ST. JOHN

British Columbia

Quick Select   Date: 2014/3/17
(403) 640-9080   Author: mdr

Effective December 31, 2013   Fort St John

		PDP	PDNP	PU	PD+PU	Probable	P+P
Sales Gas	**MMcf**						
Ultimate Remaining		159.3			159.3	22.0	181.3
WI Before Royalty		11.9			11.9	1.7	13.6
WI After Royalty		9.1			9.1	1.3	10.4
Royalty Interest		0.0			0.0	0.0	0.0
Total Net		9.1			9.1	1.3	10.4
NGLs	**Mbbl**						
Ultimate Remaining		0.3			0.3	0.0	0.3
WI Before Royalty		0.0			0.0	0.0	0.0
WI After Royalty		0.0			0.0	0.0	0.0
Royalty Interest		0.0			0.0	0.0	0.0
Total Net		0.0			0.0	0.0	0.0
BOE	**Mboe**						
Ultimate Remaining		26.8			26.8	3.7	30.5
WI Before Royalty		2.0			2.0	0.3	2.3
WI After Royalty		1.5			1.5	0.2	1.7
Royalty Interest		0.0			0.0	0.0	0.0
Total Net		1.5			1.5	0.2	1.7
NPV - BTAX	**M$**						
Undiscounted		-2.8			2.8	0.1	-2.7
Discounted at 5%		-2.6			-2.6	0.1	-2.5
Discounted at 10%		-2.5			-2.5	0.1	-2.4
Discounted at 15%		-2.3			-2.3	0.1	-2.2
Discounted at 20%		-2.2			-2.2	0.1	-2.1

Light & Medium Oil includes Shale Oil. Heavy Oil Includes Ultra Heavy in Alberta and Bitumen. Sales Gas includes Solution gas, Associated and Non- Associated gas, Coalbed Methane, Shale

insite
Petroleum Consultants Ltd.

Legend Energy Canada Ltd.
DETAILED RESERVES AND PRESENT VALUE
Dec 31, 2013 Constant Prices and Costs (SEC Compliant) (CAD)
Fort St John

Effective December 31, 2013 — Proved Developed Producing

Location	Formation	Avg Int %	Category	Oil WI Mstb	Oil RI Mstb	Oil Net Mstb	Sales Gas WI MMcf	Sales Gas RI MMcf	Sales Gas Net MMcf	NGL WI Mstb	NGL RI Mstb	NGL Net Mstb	BOE WI Mboe	BOE RI Mboe	BOE Net Mboe	Present Value 5% M$	Present Value 10% M$	Present Value 15% M$
Fort St John																		
00/14-05-083-18W6/0	BELLOY	7.50	PDP	0.0	0.0	0.0	11.9	0.0	9.1	0.0	0.0	0.0	2.0	0.0	1.5	-2.6	-2.5	-2.3
00/16-08-083-18W6/2	BALDONNEL		PDP	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	-0.0	-0.0	-0.0
Fort St John				0.0	0.0	0.0	11.9	0.0	9.1	0.0	0.0	0.0	2.0	0.0	1.5	-2.6	-2.5	-2.3
Total				0.0	0.0	0.0	11.9	0.0	9.1	0.0	0.0	0.0	2.0	0.0	1.5	-2.6	-2.5	-2.3

Legend Energy Canada Ltd.
CASH FLOW
Dec 31, 2013 Constant Prices and Costs (SEC Compliant) (CAD)

Selection : Fort St John
Effective December 31, 2013   Total Proved Developed Producing Reserves

OIL, GAS & SULPHUR SUMMARY

	COMPANY OIL							COMPANY SALES GAS							SULPHUR		TOTAL	
	Wells	Pool Rates bbl/d	Pool Volumes bbl	WI Volume bbl	RI Volume bbl	Price $/bbl	Revenue $	Wells	Pool Rates Mcf/d	Pool Volumes Mcf	WI Volume Mcf	RI Volume Mcf	Price $/Mcf	Revenue $	Co. Share Volume lt	Price $/lt	WI Rates boe/d	Co. Share Rates boe/d
2014	0.0	0	0.0	0.0	0.0	0.00	0	1.0	355	129,429.0	9,707.2	0.0	2.29	22,229	0.0	0.00	4	4
2015	0.0	0	0.0	0.0	0.0	0.00	0	1.0	82	29,869.6	2,240.2	0.0	2.29	5,130	0.0	0.00	1	1
2016	0.0	0	0.0	0.0	0.0	0.00	0	0.0	0	0.0	0.0	0.0	0.00	0	0.0	0.00	0	0
2017	0.0	0	0.0	0.0	0.0	0.00	0	0.0	0	0.0	0.0	0.0	0.00	0	0.0	0.00	0	0
2018	0.0	0	0.0	0.0	0.0	0.00	0	0.0	0	0.0	0.0	0.0	0.00	0	0.0	0.00	0	0
2019	0.0	0	0.0	0.0	0.0	0.00	0	0.0	0	0.0	0.0	0.0	0.00	0	0.0	0.00	0	0
2020	0.0	0	0.0	0.0	0.0	0.00	0	0.0	0	0.0	0.0	0.0	0.00	0	0.0	0.00	0	0
2021	0.0	0	0.0	0.0	0.0	0.00	0	0.0	0	0.0	0.0	0.0	0.00	0	0.0	0.00	0	0
2022	0.0	0	0.0	0.0	0.0	0.00	0	0.0	0	0.0	0.0	0.0	0.00	0	0.0	0.00	0	0
2023	0.0	0	0.0	0.0	0.0	0.00	0	0.0	0	0.0	0.0	0.0	0.00	0	0.0	0.00	0	0
Sub			0.0	0.0	0.0	0.00	0			159,298.6	11,947.4	0.0	2.29	27,360	0.0	0.00		
Rem			0.0	0.0	0.0	0.00	0			0.0	0.0	0.0	0.00	0	0.0	0.00		
Total			0.0	0.0	0.0	0.00	0			159,298.6	11,947.4	0.0	2.29	27,360	0.0	0.00		

NGL SUMMARY

	CONDENSATE				ETHANE				PROPANE				BUTANE				TOTAL NGL		
	WI Volume bbl	RI Volume bbl	Price $/bbl	Co. Share Revenue $	WI Volume bbl	RI Volume bbl	Price $/bbl	Co. Share Revenue $	WI Volume bbl	RI Volume bbl	Price $/bbl	Co. Share Revenue $	WI Volume bbl	RI Volume bbl	Price $/bbl	Co. Share Revenue $	WI Volume bbl	RI Volumes bbl	CS Net Volumes bbl
2014	17.5	0.0	105.65	1,846.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	17.5	0.0	13.7
2015	4.0	0.0	105.65	426.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	4.0	0.0	3.2
2016	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.0
2017	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.0
2018	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.0
2019	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.0
2020	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.0
2021	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.0
2022	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.0
2023	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.0
Sub	21.5	0.0	105.65	2,272.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	21.5	0.0	16.9
Rem	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.0
Total	21.5	0.0	105.65	2,272.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	21.5	0.0	16.9

CASH FLOW BTAX

	Company Revenue $	Crown Royalty $	Freehold Royalty $	ORR Royalty $	Mineral Tax $	Total Royalty Burden %	Net Rev After Royalties $	Other Income $	Sask Corp Cap Tax $	Fixed Oper Expense $	Variable Operating Expense $	Other Expenses $	Total Operating Costs $	Abandon Cost & Salvage $	Net Operating Income $	Total Investment $	NET Cash Flow $	CUM Cash Flow $	Disc Cash Flow (10%) $
2014	24,075	4,490.3	0.0	560.7	0.0	21	19,024	0.0	0.0	5,850.0	12,813.5	0.0	18,663.5	0.0	361	0.0	361	361	348
2015	5,556	1,036.3	0.0	129.4	0.0	21	4,390	0.0	0.0	1,462.5	2,957.1	0.0	4,419.6	3,150.0	-3,179	0.0	-3,179	-2,818	-2,835
2016	0	0.0	0.0	0.0	0.0	0	0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0	0.0	0	-2,818	0
2017	0	0.0	0.0	0.0	0.0	0	0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0	0.0	0	-2,818	0
2018	0	0.0	0.0	0.0	0.0	0	0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0	0.0	0	-2,818	0
2019	0	0.0	0.0	0.0	0.0	0	0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0	0.0	0	-2,818	0
2020	0	0.0	0.0	0.0	0.0	0	0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0	0.0	0	-2,818	0
2021	0	0.0	0.0	0.0	0.0	0	0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0	0.0	0	-2,818	0
2022	0	0.0	0.0	0.0	0.0	0	0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0	0.0	0	-2,818	0
2023	0	0.0	0.0	0.0	0.0	0	0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0	0.0	0	-2,818	0
Sub	29,632	5,526.6	0.0	690.2	0.0	21	23,415	0.0	0.0	7,312.5	15,770.6	0.0	23,083.1	3,150.0	-2,818	0.0	-2,818	-2,818	-2,487
Rem	0	0.0	0.0	0.0	0.0	0	0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0	0.0	0	-2,818	0
Total	29,632	5,526.6	0.0	690.2	0.0	21	23,415	0.0	0.0	7,312.5	15,770.6	0.0	23,083.1	3,150.0	-2,818	0.0	-2,818	-2,818	-2,487

CO. SHARE RESERVES LIFE (years)

Reserves Half Life	0.7
RLI (Principal Product)	1.23
Reserves Life	1.25
RLI (BOE)	1.2

TOTAL RESERVES - SALES

	GROSS	WI	CO SH	NET
Oil (bbl)	0	0	0	0
Gas (Mcf)	159,299	11,947	11,947	9,101
Gas (bbl)	26,550	1,991	1,991	1,517
*NGL (bbl)	0	0	0	0
Cond (bbl)	287	22	22	17
Total (bbl)	26,837	2,013	2,013	1,534

*This NGL Value includes only Ethane, Propane and Butane. Condensate and Field Condensate are included in the Condensate line.

NET PRESENT VALUES BEFORE TAX

Discount Rate %	Op Income $	Investment $	Cash Flow $	NPV/BOE $/BOE
0	(2,818)	0.0	(2,818)	(1.40)
5	(2,644)	0.0	(2,644)	(1.31)
8	(2,548)	0.0	(2,548)	(1.27)
10	(2,487)	0.0	(2,487)	(1.24)
15	(2,345)	0.0	(2,345)	(1.17)
20	(2,217)	0.0	(2,217)	(1.10)

CAPITAL (undisc)

		Unrisked	Risked
Cost Of Prod.	$/BOEPD	0.00	0.00
Cost Of Reserves	$/BOE	0.00	0.00
Prob Of Success	%	100.00	
Chance Of	%	100.00	

ECONOMIC INDICATORS

		BTAX	
		Unrisked	Risked
Discount Rate	(%)	10.0	10.0
Payout	(Yrs)	0.00	0.00
Discounted Payout	(Yrs)	0.00	0.00
DCF Rate of Return	(%)	0.0	0.0
NPV/Undisc Invest		0.0	0.0
NPV/Disc Invest		0.0	0.0
Undisc NPV/Undisc Invest		0.0	0.0
NPV/DIS Cap Exposure		0.0	0.0
NPV/BOEPD	(M$/boepd)	-0.6	-0.6

FIRST 12 MONTHS AVG. PERFORMANCE (undisc)

		WI		Co. Share	
		Unrisked	Risked	Unrisked	Risked
Prod (3 Mo Ave)	(BOEPD)	4.66	4.66	4.66	4.66
Prod (12 Mo Ave)	(BOEPD)	4.48	4.48	4.48	4.48
Price	($/BOE)	14.72	14.72	14.72	14.72
Royalties	($/BOE)	3.09	3.09	3.09	3.09
Operating Costs	($/BOE)	11.41	11.41	11.41	11.41
NetBack	($/BOE)	0.22	0.22	0.22	0.22
Recycle Ratio	(ratio)	0.00	0.00	0.00	0.00

INSITE
Petroleum Consultants Ltd.

Legend Energy Canada Ltd.
DETAILED RESERVES AND PRESENT VALUE
Dec 31, 2013 Constant Prices and Costs (SEC Compliant) (CAD)
Fort St John

Effective December 31, 2013 — Proved Plus Probable

Location	Formation	Avg Int %	Category	Oil WI Mstb	Oil RI Mstb	Oil Net Mstb	Sales Gas WI MMcf	Sales Gas RI MMcf	Sales Gas Net MMcf	NGL WI Mstb	NGL RI Mstb	NGL Net Mstb	BOE WI Mboe	BOE RI Mboe	BOE Net Mboe	Present Value 5% M$	Present Value 10% M$	Present Value 15% M$
Fort St John																		
00/14-05-083-18W6/0	BELLOY	7.50	P+P	0.0	0.0	0.0	13.6	0.0	10.4	0.0	0.0	0.0	2.3	0.0	1.7	-2.5	-2.4	-2.2
00/16-08-083-18W6/2	BALDONNEL		P+P	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	-0.0	-0.0	-0.0
Fort St John				0.0	0.0	0.0	13.6	0.0	10.4	0.0	0.0	0.0	2.3	0.0	1.7	-2.5	-2.4	-2.2
Total				0.0	0.0	0.0	13.6	0.0	10.4	0.0	0.0	0.0	2.3	0.0	1.7	-2.5	-2.4	-2.2

INSITE Petroleum Consultants Ltd.

Legend Energy Canada Ltd.
CASH FLOW
Dec 31, 2013 Constant Prices and Costs (SEC Compliant) (CAD)

Selection : Fort St John
Effective December 31, 2013   Total Proved Plus Probable Reserves

OIL, GAS & SULPHUR SUMMARY

	COMPANY OIL							COMPANY SALES GAS							SULPHUR		TOTAL	
	Wells	Pool Rates bbl/d	Pool Volumes bbl	WI Volume bbl	RI Volume bbl	Price $/bbl	Revenue $	Wells	Pool Rates Mcf/d	Pool Volumes Mcf	WI Volume Mcf	RI Volume Mcf	Price $/Mcf	Revenue $	Co. Share Volume lt	Price $/lt	WI Rates boe/d	Co. Share Rates boe/d
2014	0.0	0	0.0	0.0	0.0	0.00	0	1.0	358	130,627.3	9,797.0	0.0	2.29	22,435	0.0	0.00	5	5
2015	0.0	0	0.0	0.0	0.0	0.00	0	1.0	139	50,712.1	3,803.4	0.0	2.29	8,710	0.0	0.00	2	2
2016	0.0	0	0.0	0.0	0.0	0.00	0	0.0	0	0.0	0.0	0.0	0.00	0	0.0	0.00	0	0
2017	0.0	0	0.0	0.0	0.0	0.00	0	0.0	0	0.0	0.0	0.0	0.00	0	0.0	0.00	0	0
2018	0.0	0	0.0	0.0	0.0	0.00	0	0.0	0	0.0	0.0	0.0	0.00	0	0.0	0.00	0	0
2019	0.0	0	0.0	0.0	0.0	0.00	0	0.0	0	0.0	0.0	0.0	0.00	0	0.0	0.00	0	0
2020	0.0	0	0.0	0.0	0.0	0.00	0	0.0	0	0.0	0.0	0.0	0.00	0	0.0	0.00	0	0
2021	0.0	0	0.0	0.0	0.0	0.00	0	0.0	0	0.0	0.0	0.0	0.00	0	0.0	0.00	0	0
2022	0.0	0	0.0	0.0	0.0	0.00	0	0.0	0	0.0	0.0	0.0	0.00	0	0.0	0.00	0	0
2023	0.0	0	0.0	0.0	0.0	0.00	0	0.0	0	0.0	0.0	0.0	0.00	0	0.0	0.00	0	0
Sub			0.0	0.0	0.0	0.00	0			181,339.4	13,600.5	0.0	2.29	31,145	0.0	0.00		
Rem			0.0	0.0	0.0	0.00	0			0.0	0.0	0.0	0.00	0	0.0	0.00		
Total			0.0	0.0	0.0	0.00	0			181,339.4	13,600.5	0.0	2.29	31,145	0.0	0.00		

NGL SUMMARY

	CONDENSATE				ETHANE				PROPANE				BUTANE				TOTAL NGL		
	WI Volume bbl	RI Volume bbl	Price $/bbl	Co. Share Revenue $	WI Volume bbl	RI Volume bbl	Price $/bbl	Co. Share Revenue $	WI Volume bbl	RI Volume bbl	Price $/bbl	Co. Share Revenue $	WI Volume bbl	RI Volume bbl	Price $/bbl	Co. Share Revenue $	WI Volume bbl	RI Volumes bbl	CS Net Volumes bbl
2014	17.6	0.0	105.65	1,863.1	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	17.6	0.0	13.8
2015	6.8	0.0	105.65	723.3	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	6.8	0.0	5.4
2016	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.0
2017	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.0
2018	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.0
2019	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.0
2020	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.0
2021	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.0
2022	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.0
2023	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.0
Sub	24.5	0.0	105.65	2,586.4	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	24.5	0.0	19.2
Rem	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.0
Total	24.5	0.0	105.65	2,586.4	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	24.5	0.0	19.2

CASH FLOW BTAX

	Company Revenue $	Crown Royalty $	Freehold Royalty $	ORR Royalty $	Mineral Tax $	Total Royalty Burden %	Net Rev After Royalties $	Other Income $	Sask Corp Cap Tax $	Fixed Oper Expense $	Variable Operating Expense $	Other Expenses $	Total Operating Costs $	Abandon Cost & Salvage $	Net Operating Income $	Total Investment $	NET Cash Flow $	CUM Cash Flow $	Disc Cash Flow (10%) $
2014	24,298	4,531.9	0.0	565.9	0.0	21	19,201	0.0	0.0	5,850.0	12,932.1	0.0	18,782.1	0.0	418	0.0	418	418	402
2015	9,433	1,759.4	0.0	219.7	0.0	21	7,454	0.0	0.0	2,437.5	5,020.5	0.0	7,458.0	3,150.0	-3,154	0.0	-3,154	-2,736	-2,768
2016	0	0.0	0.0	0.0	0.0	0	0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0	0.0	0	-2,736	0
2017	0	0.0	0.0	0.0	0.0	0	0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0	0.0	0	-2,736	0
2018	0	0.0	0.0	0.0	0.0	0	0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0	0.0	0	-2,736	0
2019	0	0.0	0.0	0.0	0.0	0	0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0	0.0	0	-2,736	0
2020	0	0.0	0.0	0.0	0.0	0	0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0	0.0	0	-2,736	0
2021	0	0.0	0.0	0.0	0.0	0	0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0	0.0	0	-2,736	0
2022	0	0.0	0.0	0.0	0.0	0	0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0	0.0	0	-2,736	0
2023	0	0.0	0.0	0.0	0.0	0	0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0	0.0	0	-2,736	0
Sub	33,731	6,291.3	0.0	785.6	0.0	21	26,655	0.0	0.0	8,287.5	17,952.6	0.0	26,240.1	3,150.0	-2,736	0.0	-2,736	-2,736	-2,366
Rem	0	0.0	0.0	0.0	0.0	0	0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0	0.0	0	-2,736	0
Total	33,731	6,291.3	0.0	785.6	0.0	21	26,655	0.0	0.0	8,287.5	17,952.6	0.0	26,240.1	3,150.0	-2,736	0.0	-2,736	-2,736	-2,366

CO. SHARE RESERVES LIFE (years)

Reserves Half Life	0.7
RLI (Principal Product)	1.39
Reserves Life	1.42
RLI (BOE)	1.4

TOTAL RESERVES - SALES

	GROSS	WI	CO SH	NET
Oil (bbl)	0	0	0	0
Gas (Mcf)	181,339	13,600	13,600	10,360
Gas (bbl)	30,223	2,267	2,267	1,727
*NGL (bbl)	0	0	0	0
Cond (bbl)	326	24	24	19
Total (bbl)	30,550	2,291	2,291	1,746

*This NGL Value includes only Ethane, Propane and Butane. Condensate and Field Condensate are included in the Condensate line.

NET PRESENT VALUES BEFORE TAX

Discount Rate %	Op Income $	Investment $	Cash Flow $	NPV/BOE $/BOE
0	(2,736)	0.0	(2,736)	(1.19)
5	(2,540)	0.0	(2,540)	(1.11)
8	(2,433)	0.0	(2,433)	(1.06)
10	(2,366)	0.0	(2,366)	(1.03)
15	(2,210)	0.0	(2,210)	(0.96)
20	(2,069)	0.0	(2,069)	(0.90)

CAPITAL (undisc)

		Unrisked	Risked
Cost Of Prod.	$/BOEPD	0.00	0.00
Cost Of Reserves	$/BOE	0.00	0.00
Prob Of Success	%	100.00	
Chance Of	%	100.00	

ECONOMIC INDICATORS

		BTAX	
		Unrisked	Risked
Discount Rate	(%)	10.0	10.0
Payout	(Yrs)	0.00	0.00
Discounted Payout	(Yrs)	0.00	0.00
DCF Rate of Return	(%)	0.0	0.0
NPV/Undisc Invest		0.0	0.0
NPV/Disc Invest		0.0	0.0
Undisc NPV/Undisc Invest		0.0	0.0
NPV/DIS Cap Exposure		0.0	0.0
NPV/BOEPD	(M$/boepd)	-0.5	-0.5

FIRST 12 MONTHS AVG. PERFORMANCE (undisc)

		WI		Co. Share	
		Unrisked	Risked	Unrisked	Risked
Prod (3 Mo Ave)	(BOEPD)	4.68	4.68	4.68	4.68
Prod (12 Mo Ave)	(BOEPD)	4.52	4.52	4.52	4.52
Price	($/BOE)	14.72	14.72	14.72	14.72
Royalties	($/BOE)	3.09	3.09	3.09	3.09
Operating Costs	($/BOE)	11.38	11.38	11.38	11.38
NetBack	($/BOE)	0.25	0.25	0.25	0.25
Recycle Ratio	(ratio)	0.00	0.00	0.00	0.00

Legend Energy Canada Ltd.
ENTITY INTERESTS

Effective December 31, 2013

Location Disposition Date	Formation Status	Type Class	Interests	Lessor: Production Class	Burdens
Fort St John					
00/14-05-083-18W6/0	BELLOY FLOWING GAS	Gas Conventional	7.5% WI Remarks: Belloy only	Crown:New Oil 100% Base 12 Gas 100%	5% GORR
00/08-08-083-18W6/0	BELLOY GAS - 2 ZONES	Gas Conventional	7.5% GORI Remarks: To base Belloy	Crown:New Oil 100% Base 12 Gas 100%	
00/08-08-083-18W6/2	POTENTIAL GAS	Undefined Undefined	7.5% GORI Remarks: To base Belloy	Crown:New Oil 100% Base 12 Gas 100%	
00/08-08-083-18W6/3	POTENTIAL GAS	Undefined Undefined	7.5% GORI Remarks: To base Belloy	Crown:New Oil 100% Base 12 Gas 100%	
00/08-08-083-18W6/4	BLUESKY GAS	Gas Conventional	7.5% GORI Remarks: To base Belloy	Crown:New Oil 100% Base 12 Gas 100%	
00/08-08-083-18W6/5	MONTNEY GAS	Gas Conventional	7.5% GORI Remarks: To base Belloy	Crown:New Oil 100% Base 12 Gas 100%	
00/16-08-083-18W6/0	BALDONNEL ABANDONED GAS	Gas Conventional	7.5% GORI Remarks: To base Belloy	Crown:New Oil 100% Base 12 Gas 100%	
00/16-08-083-18W6/2	BALDONNEL GAS	Gas Conventional	BPO: (Capital) 7.5% GORI APO: 1: 22.5% WI Remarks: To base Belloy GORRI BPO is 15% based on 50% of prod Well is not expected to pay out	Crown:New Oil 100% Base 12 Gas 100%	
00/16-08-083-18W6/3	CADOMIN SUSPENDED GAS	Gas Conventional	7.5% GORI Remarks: To base Belloy	Crown:New Oil 100% Base 12 Gas 100%	

Legend Energy Canada Ltd.
WELL ID AND CODES LIST

Effective December 31, 2013

Well ID	Status	Type	Formation	Operator	Field Name	Field Code	Pool Name	Pool Code	Unit Name	Unit Code	Status	Rig Rel	On Prod
Fort St John													
00/14-05-083-18W6/0	FLOWING GAS	Gas	BELLOY	PENN WEST PETROLEUM LTD.	FORT ST JOHN	BC3600	BELLOY E	BC36006200E	COUGAR PROJECT - GEPG	36006200E02G	2003-05-01	2003-01-18	2003-05-01
00/08-08-083-18W6/0	GAS - 2 ZONES	Gas	BELLOY	PENN WEST PETROLEUM LTD.	FORT ST JOHN	BC3600	BELLOY E	BC36006200E			1998-05-06	1998-03-06	1998-05-06
00/08-08-083-18W6/2	POTENTIAL GAS	Gas		PENN WEST PETROLEUM LTD.	FORT ST JOHN	BC3600					1998-03-20	1998-03-06	
00/08-08-083-18W6/3	POTENTIAL GAS	Gas		PENN WEST PETROLEUM LTD.	FORT ST JOHN	BC3600					1998-04-18	1998-03-06	
00/08-08-083-18W6/4	GAS	Gas	BLUESKY	PENN WEST PETROLEUM LTD.	FORT ST JOHN	BC3600	BLUESKY A	BC36002600A			2004-06-01	1998-03-06	1998-05-14
00/08-08-083-18W6/5	GAS	Gas	MONTNEY	PENN WEST PETROLEUM LTD.	FORT ST JOHN	BC3600	MONTNEY	BC36005000			2004-10-01	1998-03-06	2004-10-01
00/16-08-083-18W6/0	ABANDONED GAS	Gas	BALDONNEL	PENN WEST PETROLEUM LTD.	FORT ST JOHN	BC3600	BALDONNEL A	BC36004100A			1991-02-21	1957-03-08	1960-12-01
00/16-08-083-18W6/2	GAS	Gas	BALDONNEL	PENN WEST PETROLEUM LTD.	FORT ST JOHN	BC3600	BALDONNEL A	BC36004100A			1997-12-18	1997-09-04	1997-12-18
00/16-08-083-18W6/3	SUSPENDED GAS	Gas	CADOMIN	PENN WEST PETROLEUM LTD.	FORT ST JOHN	BC3600	CADOMIN	BC36002800			2002-02-01	1997-09-04	1997-12-18

Legend Energy Canada Ltd.
PRODUCTION SUMMARY
Gross Production

Effective December 31, 2013 Fort St John

	Location	Formation	Company Interest %	Well Count	Production for Dec 2013 Oil bbl	Production for Dec 2013 Gas Mcf	Production for Dec 2013 Water bbl	Jan 2013 to Dec 2013 Oil bbl	Jan 2013 to Dec 2013 Gas Mcf	Jan 2013 to Dec 2013 Water bbl	Cumulative to Dec 2013 Oil bbl	Cumulative to Dec 2013 Gas Mcf	Cumulative to Dec 2013 Water bbl	First Month	Last Month
	Fort St John														
1	00/14-05-083-18W6/0	BELLOY	7.50	1	0	18,386	16	0	209,771	365	0	4,867,397	10,075	04/03	12/13
2	00/08-08-083-18W6/0	BELLOY	7.50	1	0	0	0	0	0	0	0	455,640	3,633	05/98	09/04
3	00/08-08-083-18W6/4	BLUESKY	7.50	1	0	0	0	0	0	0	0	46,294	123	05/98	07/12
4	00/08-08-083-18W6/5	MONTNEY	7.50	1	0	820	5	0	13,076	115	0	104,777	2,240	10/04	12/13
5	00/16-08-083-18W6/0	BALDONNEL	7.50	1	0	0	0	0	0	0	0	3,483,078	1,629	12/60	10/74
6	00/16-08-083-18W6/2	BALDONNEL	7.50	1	0	1,913	0	0	27,305	0	0	1,356,521	3,266	12/97	12/13
7	00/16-08-083-18W6/3	CADOMIN	7.50	1	0	0	0	0	0	0	0	379,684	27,571	12/97	01/02
	Fort St John				0	21,119	21	0	250,153	481	0	10,693,391	48,536		
	Total				0	21,119	21	0	250,153	481	0	10,693,391	48,536		

INSITE Petroleum Consultants Ltd.

Legend Energy Canada Ltd.
OPERATING COSTS

Effective December 31, 2013   All Categories

Location	Formation	Type	Category	Fixed Costs			Variable Oil Costs*			Variable Gas Costs*					GCA	Other				
				Ann.	Ann.	Mo.	Var.[1]	Truck[3]	Trans[3] Adj.	Var.[1]	Gath.[2]	Cust[2] Proc.	Plant[2] Oper.	Trans[3] Adj.		NGL[3] Trans.	Water Disp.	Sulph[3] Trans.	Sulph Oper.	Aband Costs
				M$/yr	$/w/yr	$/w/mo	$/bbl	$/bbl	$/bbl	$/Mcf	$/Mcf	$/Mcf	$/Mcf	$/Mcf	$/Mcf	$/bbl	$/bbl	$/lt	$/Mcf	M$
Fort St John																				
00/14-05-083-18W6/0	BELLOY	Gas	PDP			6,500					1.32			0.87	0.43					42.00
00/14-05-083-18W6/0	BELLOY	Gas	P+P			6,500					1.32			0.87	0.43					42.00
00/16-08-083-18W6/2	BALDONNEL	Gas	PDP			1,500					1.32			1.50						42.00
00/16-08-083-18W6/2	BALDONNEL	Gas	P+P			1,500					1.32			1.50						42.00

[1]Note 1: cost not royalty deductable. [2]Note 2: cost is royalty deductable. [3]Note 3: cost used in price adjustment. Bold-Italic values have details.

Effective December 31, 2013

GENERAL

Property:	Fort St John	Operator:	PENN WEST PETROLEUM LTD.
Location:	00/14-05-083-18W6/0	Formation:	BELLOY
Category:	PDP	Calculation Type:	Decline
Type:	Gas	Class:	Conventional
Current Status:	FLOWING GAS	Current Status Date:	2003-05-01
Alt ID:			

Entity Comments:

ZONE

Rig Release Date:	2003-01-18	Top Depth:	6,338.6 ft KB
Kelly Bushing:	2,041.0 ft SS	Total Depth:	6,513.1 ft KB
Pool Name:	BELLOY E	Midpoint Perf Depth:	6,346.1 ft KB

RESERVOIR & RESERVES SUMMARY   (* data from volumetric tab)

Reservoir Parameters *		Oil		Gas	
Formation Top:	ft	Original Volume In Place:	Mbbl	Original Volume In Place:	MMcf
Gas/Oil Contact:	ft	Recovery Factor:	Fraction	Recovery Factor:	Fraction
Water Contact:	ft	Ultimate Recoverable:	0.0 Mbbl	Ultimate Recoverable:	6,250.0 MMcf
Production Area:	acre	Cumulative Production:	0.0 Mbbl	Cumulative Production:	4,866.9 MMcf
Net Pay:	ft	Remaining Recoverable:	0.0 Mbbl	Remaining Recoverable:	1,383.1 MMcf
Reservoir Volume:	0.0 acre-ft	Oil Shrinkage: *	Fraction	Sales Gas:	899.0 MMcf
Porosity:	Fraction			Oil Saturation: *	Fraction
Water Saturation:	Fraction			Z Factor: *	Fraction
Initial Pressure:	psi			Surface Loss:	0.35 Fraction
Initial Temp:	F			H2S Content:	0.0000 Fraction
				CO2 Content:	0.0125 Fraction

Volumetric Remarks:

Category Remarks:

FORECAST RATES AND TRENDS

On Production Date:	2003-05-01	GOR:	scf/bbl
Lift Type:		OGR:	bbl/MMcf
Oil Gravity:	API	Water Cut:	%
Heating Value:	Btu/scf	WGR:	bbl/MMcf

Remaining Reserves

Gas:	1,383,089.0 Mcf	Oil:	0.0 Mbbl

Number of Trends: 1

Trends 1

Product:	Gas
Start Date:	2013-12-01
End Date:	2025-04-07
Initial Rate:	580 Mcf/day
Rate at Effective Date:	575 Mcf/day
Final Rate:	175 Mcf/day
Decline Exponent:	0.000
Min Effective Decline:	
Final Cum:	6,250,000.0 Mcf

Reserve Notes

Supporting Data Comments: Perfs: 1932-1936.5mKb.

PRODUCT RESERVES & RATIOS (Sales Basis)*

	Reserve	Yield	ISC
Ethane			0.0243 Molar Fraction
Propane			0.0098 Molar Fraction
Butane			0.0041 Molar Fraction
Pentane+	1,618 bbl	1.80 bbl/MMcf	0.0009 Molar Fraction
Field Condensate			
Sulphur			

* Items have details

INTERESTS AND BURDENS

Acquisition Date:	2011-07-01
Disposition Date:	

Interests	Lessor	Burdens
7.5% WI	Crown New Oil 100% Base 12 Gas 100%	5% GORR

Participant Remarks: Belloy only

Legend Energy Canada Ltd.
PRODUCTION AND FORECAST

Effective December 31, 2013

Operator:	**PENN WEST PETROLEUM LTD.**		**Fort St John**
Province:	**British Columbia**		**00/14-05-083-18W6/0**
Field:	**FORT ST JOHN**		**PDP**
Pool:	**BELLOY E**		
Unit:	**COUGAR PROJECT - GEPG**		
Status:	**FLOWING GAS**		



Cumulative Gas Production (Mcf)
Calendar Daily Gas Production (Mcf/day)
Water/Gas Ratio (bbl/MMcf)
Hours Of Production (hours)
Gas Qf
Acq
Eff
End Of Hist
2008
2009
2010
2011
2012
2013
2014
2015
2016
Time (Years)



Calendar Daily Gas Production (Mcf/day)
Gas Qf
Eff
End Of Hist
0
1,000,000
2,000,000
3,000,000
4,000,000
5,000,000
6,000,000
Cumulative Gas Production (Mcf)

Oil Cum	(bbl)	0	Gas Cum	(Mcf)	4,866,911	Water Cum	(bbl)	10,075	FCond Cum	(bbl)	0
Oil Rem Rec	(bbl)	0	Gas Rem Rec	(Mcf)	1,383,089	Water Rem Rec	(bbl)	0	FCond Rem Rec	(bbl)	4,334
Oil Ult Rec	(bbl)	0	Gas Ult Rec	(Mcf)	6,250,000	Water Ult Rec	(bbl)	10,075	FCond Ult Rec	(bbl)	4,334

Forecast Start (T0)	01/01/2014	Calculation Type	Decline	Est Cum Prod (Mcf)	4,866,911	Decline Exp	0.000
Forecast End (Tf)	04/06/2025	OVIP (Volumetric) (Mcf)	0	Remaining Rec (Mcf)	1,383,089	Initial Decline (De)	10.0
Initial Rate (qi) (Mcf/day)	572.3	Rec Factor (Volumetric)	0.000	Gas Surface Loss	0.35	Reserve Life Index	6.95
Final Rate (qf) (Mcf/day)	175.0	Ult Recoverable (Mcf)	6,250,000	Gas Total Sales (Mcf)	899,008	Reserve Half Life	4.05

INSITE Petroleum Consultants Ltd.

Legend Energy Canada Ltd.
CASH FLOW
Dec 31, 2013 Constant Prices and Costs (SEC Compliant) (CAD)

Location : Fort St John, British Columbia   **Interests:** 7.5% WI   **Lease Burden:** 5% GORR

Entity : 00/14-05-083-18W6/0

Formation : BELLOY   **Lessor:** Crown:New Oil 100% Base 12 Gas 100%

Effective December 31, 2013   Total Proved Developed Producing Reserves

OIL, GAS & SULPHUR SUMMARY

	COMPANY OIL							COMPANY SALES GAS							SULPHUR		TOTAL	
	Wells	Pool Rates bbl/d	Pool Volumes bbl	WI Volume bbl	RI Volume bbl	Price $/bbl	Revenue $	Wells	Pool Rates Mcf/d	Pool Volumes Mcf	WI Volume Mcf	RI Volume Mcf	Price $/Mcf	Revenue $	Co. Share Volume lt	Price $/lt	WI Rates boe/d	Co. Share Rates boe/d
2014	0.0	0	0.0	0.0	0.0	0.00	0	1.0	355	129,429.0	9,707.2	0.0	2.29	22,229	0.0	0.00	4	4
2015	0.0	0	0.0	0.0	0.0	0.00	0	1.0	82	29,869.6	2,240.2	0.0	2.29	5,130	0.0	0.00	1	1
2016	0.0	0	0.0	0.0	0.0	0.00	0	0.0	0	0.0	0.0	0.0	0.00	0	0.0	0.00	0	0
2017	0.0	0	0.0	0.0	0.0	0.00	0	0.0	0	0.0	0.0	0.0	0.00	0	0.0	0.00	0	0
2018	0.0	0	0.0	0.0	0.0	0.00	0	0.0	0	0.0	0.0	0.0	0.00	0	0.0	0.00	0	0
2019	0.0	0	0.0	0.0	0.0	0.00	0	0.0	0	0.0	0.0	0.0	0.00	0	0.0	0.00	0	0
2020	0.0	0	0.0	0.0	0.0	0.00	0	0.0	0	0.0	0.0	0.0	0.00	0	0.0	0.00	0	0
2021	0.0	0	0.0	0.0	0.0	0.00	0	0.0	0	0.0	0.0	0.0	0.00	0	0.0	0.00	0	0
2022	0.0	0	0.0	0.0	0.0	0.00	0	0.0	0	0.0	0.0	0.0	0.00	0	0.0	0.00	0	0
2023	0.0	0	0.0	0.0	0.0	0.00	0	0.0	0	0.0	0.0	0.0	0.00	0	0.0	0.00	0	0
Sub			0.0	0.0	0.0	0.00	0			159,298.6	11,947.4	0.0	2.29	27,360	0.0	0.00		
Rem			0.0	0.0	0.0	0.00	0			0.0	0.0	0.0	0.00	0	0.0	0.00		
Total			0.0	0.0	0.0	0.00	0			159,298.6	11,947.4	0.0	2.29	27,360	0.0	0.00		

NGL SUMMARY

	CONDENSATE				ETHANE				PROPANE				BUTANE				TOTAL NGL		
	WI Volume bbl	RI Volume bbl	Price $/bbl	Co. Share Revenue $	WI Volume bbl	RI Volume bbl	Price $/bbl	Co. Share Revenue $	WI Volume bbl	RI Volume bbl	Price $/bbl	Co. Share Revenue $	WI Volume bbl	RI Volume bbl	Price $/bbl	Co. Share Revenue $	WI Volume bbl	RI Volumes bbl	CS Net Volumes bbl
2014	17.5	0.0	105.65	1,846.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	17.5	0.0	13.7
2015	4.0	0.0	105.65	426.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	4.0	0.0	3.2
2016	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.0
2017	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.0
2018	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.0
2019	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.0
2020	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.0
2021	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.0
2022	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.0
2023	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.0
Sub	21.5	0.0	105.65	2,272.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	21.5	0.0	16.9
Rem	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.0
Total	21.5	0.0	105.65	2,272.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	21.5	0.0	16.9

CASH FLOW BTAX

	Company Revenue $	Crown Royalty $	Freehold Royalty $	ORR Royalty $	Mineral Tax $	Total Royalty Burden %	Net Rev After Royalties $	Other Income $	Sask Corp Cap Tax $	Fixed Oper Expense $	Variable Operating Expense $	Other Expenses $	Total Operating Costs $	Abandon Cost & Salvage $	Net Operating Income $	Total Investment $	NET Cash Flow $	CUM Cash Flow $	Disc Cash Flow (10%) $
2014	24,075	4,490.3	0.0	560.7	0.0	21	19,024	0.0	0.0	5,850.0	12,813.5	0.0	18,663.5	0.0	361	0.0	361	361	348
2015	5,556	1,036.3	0.0	129.4	0.0	21	4,390	0.0	0.0	1,462.5	2,957.1	0.0	4,419.6	3,150.0	-3,179	0.0	-3,179	-2,818	-2,835
2016	0	0.0	0.0	0.0	0.0	0	0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0	0.0	0	-2,818	0
2017	0	0.0	0.0	0.0	0.0	0	0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0	0.0	0	-2,818	0
2018	0	0.0	0.0	0.0	0.0	0	0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0	0.0	0	-2,818	0
2019	0	0.0	0.0	0.0	0.0	0	0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0	0.0	0	-2,818	0
2020	0	0.0	0.0	0.0	0.0	0	0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0	0.0	0	-2,818	0
2021	0	0.0	0.0	0.0	0.0	0	0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0	0.0	0	-2,818	0
2022	0	0.0	0.0	0.0	0.0	0	0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0	0.0	0	-2,818	0
2023	0	0.0	0.0	0.0	0.0	0	0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0	0.0	0	-2,818	0
Sub	29,632	5,526.6	0.0	690.2	0.0	21	23,415	0.0	0.0	7,312.5	15,770.6	0.0	23,083.1	3,150.0	-2,818	0.0	-2,818	-2,818	-2,487
Rem	0	0.0	0.0	0.0	0.0	0	0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0	0.0	0	-2,818	0
Total	29,632	5,526.6	0.0	690.2	0.0	21	23,415	0.0	0.0	7,312.5	15,770.6	0.0	23,083.1	3,150.0	-2,818	0.0	-2,818	-2,818	-2,487

CO. SHARE RESERVES LIFE (years)

Reserves Half Life	0.7
RLI (Principal Product)	1.23
Reserves Life	1.25
RLI (BOE)	1.2

TOTAL RESERVES - SALES

	GROSS	WI	CO SH	NET
Oil (bbl)	0	0	0	0
Gas (Mcf)	159,299	11,947	11,947	9,101
Gas (bbl)	26,550	1,991	1,991	1,517
*NGL (bbl)	0	0	0	0
Cond (bbl)	287	22	22	17
Total (bbl)	26,837	2,013	2,013	1,534

*This NGL Value includes only Ethane, Propane and Butane. Condensate and Field Condensate are included in the Condensate line.

NET PRESENT VALUES BEFORE TAX

Discount Rate %	Op Income $	Investment $	Cash Flow $	NPV/BOE $/BOE
0	(2,818)	0.0	(2,818)	(1.40)
5	(2,644)	0.0	(2,644)	(1.31)
8	(2,548)	0.0	(2,548)	(1.27)
10	(2,487)	0.0	(2,487)	(1.24)
15	(2,345)	0.0	(2,345)	(1.17)
20	(2,217)	0.0	(2,217)	(1.10)

CAPITAL (undisc)

		Unrisked	Risked
Cost Of Prod.	$/BOEPD	0.00	0.00
Cost Of Reserves	$/BOE	0.00	0.00
Prob Of Success	%	100.00	100.00
Chance Of	%	100.00	100.00

ECONOMIC INDICATORS

		BTAX	
		Unrisked	Risked
Discount Rate	(%)	10.0	10.0
Payout	(Yrs)	0.00	0.00
Discounted Payout	(Yrs)	0.00	0.00
DCF Rate of Return	(%)	0.0	0.0
NPV/Undisc Invest		0.0	0.0
NPV/Disc Invest		0.0	0.0
Undisc NPV/Undisc Invest		0.0	0.0
NPV/DIS Cap Exposure		0.0	0.0
NPV/BOEPD	(M$/boepd)	-0.6	-0.6

FIRST 12 MONTHS AVG. PERFORMANCE (undisc)

		WI		Co. Share	
		Unrisked	Risked	Unrisked	Risked
Prod (3 Mo Ave)	(BOEPD)	4.66	4.66	4.66	4.66
Prod (12 Mo Ave)	(BOEPD)	4.48	4.48	4.48	4.48
Price	($/BOE)	14.72	14.72	14.72	14.72
Royalties	($/BOE)	3.09	3.09	3.09	3.09
Operating Costs	($/BOE)	11.41	11.41	11.41	11.41
NetBack	($/BOE)	0.22	0.22	0.22	0.22
Recycle Ratio	(ratio)	0.00	0.00	0.00	0.00

insite
Petroleum Consultants Ltd.

Effective December 31, 2013

GENERAL

Property:	Fort St John	Operator:	PENN WEST PETROLEUM LTD.
Location:	00/14-05-083-18W6/0	Formation	BELLOY
Category	P+P	Calculation Type:	Decline
Type:	Gas	Class:	Conventional
Current Status:	FLOWING GAS	Current Status Date:	2003-05-01
Alt ID:			

Entity Comments:

ZONE

Rig Release Date:	2003-01-18	Top Depth:	6,338.6 ft KB
Kelly Bushing:	2,041.0 ft SS	Total Depth:	6,513.1 ft KB
Pool Name:	BELLOY E	Midpoint Perf Depth:	6,346.1 ft KB

RESERVOIR & RESERVES SUMMARY (* data from volumetric tab)

Reservoir Parameters *		Oil		Gas	
Formation Top:	ft	Original Volume In Place:	Mbbl	Original Volume In Place:	MMcf
Gas/Oil Contact:	ft	Recovery Factor:	Fraction	Recovery Factor:	Fraction
Water Contact:	ft	Ultimate Recoverable:	0.0 Mbbl	Ultimate Recoverable:	6,500.0 MMcf
Production Area:	acre	Cumulative Production:	0.0 Mbbl	Cumulative Production:	4,866.9 MMcf
Net Pay:	ft	Remaining Recoverable:	0.0 Mbbl	Remaining Recoverable:	1,633.1 MMcf
Reservoir Volume:	0.0 acre-ft	Oil Shrinkage: *	Fraction	Sales Gas:	1,061.5 MMcf
Porosity:	Fraction			Oil Saturation: *	Fraction
Water Saturation:	Fraction			Z Factor: *	Fraction
Initial Pressure:	psi			Surface Loss:	0.35 Fraction
Initial Temp:	F			H2S Content:	0.0000 Fraction
				CO2 Content:	0.0125 Fraction

Volumetric Remarks:

Category Remarks:

FORECAST RATES AND TRENDS

On Production Date:	2003-05-01	GOR:	scf/bbl
Lift Type:		OGR:	bbl/MMcf
Oil Gravity:	API	Water Cut:	%
Heating Value:	Btu/scf	WGR:	bbl/MMcf

Remaining Reserves

Gas:	1,633,076.9 Mcf	Oil:	0.0 Mbbl

Number of Trends: 1

Trends

	1
Product:	Gas
Start Date:	2013-12-01
End Date:	2027-04-17
Initial Rate:	580 Mcf/day
Rate at Effective Date:	576 Mcf/day
Final Rate:	175 Mcf/day
Decline Exponent:	0.000
Min Effective Decline:	
Final Cum:	6,500,000.0 Mcf

Reserve Notes

Supporting Data Comments: Perfs: 1932-1936.5mKb.

PRODUCT RESERVES & RATIOS (Sales Basis)*

	Reserve	Yield	ISC
Ethane			0.0243 Molar Fraction
Propane			0.0098 Molar Fraction
Butane			0.0041 Molar Fraction
Pentane+	1,911 bbl	1.80 bbl/MMcf	0.0009 Molar Fraction
Field Condensate			
Sulphur			

* Items have details

INTERESTS AND BURDENS

Acquisition Date:	2011-07-01
Disposition Date:	

Interests	Lessor	Burdens
7.5% WI	Crown New Oil 100% Base 12 Gas 100%	5% GORR

Participant Remarks: Belloy only

Legend Energy Canada Ltd.
PRODUCTION AND FORECAST

Effective December 31, 2013

Operator:	**PENN WEST PETROLEUM LTD.**
Province:	**British Columbia**
Field:	**FORT ST JOHN**
Pool:	**BELLOY E**
Unit:	**COUGAR PROJECT - GEPG**
Status:	**FLOWING GAS**

Fort St John
00/14-05-083-18W6/0
P+P



Cumulative Gas Production (Mcf)
Calendar Daily Gas Production (Mcf/day)
Water/Gas Ratio (bbl/MMcf)
Hours Of Production (hours)
Gas Qf
Acq
Eff
End Of Hist
Time (Years)
2008
2009
2010
2011
2012
2013
2014
2015
2016



Calendar Daily Gas Production (Mcf/day)
Gas Qf
Eff
End Of Hist
Cumulative Gas Production (Mcf)

Oil Cum	(bbl)	0	Gas Cum	(Mcf)	4,866,923	Water Cum	(bbl)	10,075	FCond Cum	(bbl)	0
Oil Rem Rec	(bbl)	0	Gas Rem Rec	(Mcf)	1,633,077	Water Rem Rec	(bbl)	0	FCond Rem Rec	(bbl)	4,334
Oil Ult Rec	(bbl)	0	Gas Ult Rec	(Mcf)	6,500,000	Water Ult Rec	(bbl)	10,075	FCond Ult Rec	(bbl)	4,334

Forecast Start (T0)	01/01/2014	Calculation Type	Decline	Est Cum Prod (Mcf)	4,866,923	Decline Exp	0.000
Forecast End (Tf)	04/16/2027	OVIP (Volumetric) (Mcf)	0	Remaining Rec (Mcf)	1,633,077	Initial Decline (De)	08.6
Initial Rate (qi) (Mcf/day)	573.4	Rec Factor (Volumetric)	0.000	Gas Surface Loss	0.35	Reserve Life Index	8.13
Final Rate (qf) (Mcf/day)	175.0	Ult Recoverable (Mcf)	6,500,000	Gas Total Sales (Mcf)	1,061,500	Reserve Half Life	4.78

INSITE Petroleum Consultants Ltd.

Legend Energy Canada Ltd.
CASH FLOW
Dec 31, 2013 Constant Prices and Costs (SEC Compliant) (CAD)

Location : Fort St John, British Columbia   **Interests:** 7.5% WI   **Lease Burden:** 5% GORR
Entity : 00/14-05-083-18W6/0
Formation : BELLOY   **Lessor:** Crown:New Oil 100% Base 12 Gas 100%
Effective December 31, 2013   Total Proved Plus Probable Reserves

OIL, GAS & SULPHUR SUMMARY

		COMPANY OIL						COMPANY SALES GAS							SULPHUR		TOTAL	
	Wells	Pool Rates bbl/d	Pool Volumes bbl	WI Volume bbl	RI Volume bbl	Price $/bbl	Revenue $	Wells	Pool Rates Mcf/d	Pool Volumes Mcf	WI Volume Mcf	RI Volume Mcf	Price $/Mcf	Revenue $	Co. Share Volume lt	Price $/lt	WI Rates boe/d	Co. Share Rates boe/d
2014	0.0	0	0.0	0.0	0.0	0.00	0	1.0	358	130,627.3	9,797.0	0.0	2.29	22,435	0.0	0.00	5	5
2015	0.0	0	0.0	0.0	0.0	0.00	0	1.0	139	50,712.1	3,803.4	0.0	2.29	8,710	0.0	0.00	2	2
2016	0.0	0	0.0	0.0	0.0	0.00	0	0.0	0	0.0	0.0	0.0	0.00	0	0.0	0.00	0	0
2017	0.0	0	0.0	0.0	0.0	0.00	0	0.0	0	0.0	0.0	0.0	0.00	0	0.0	0.00	0	0
2018	0.0	0	0.0	0.0	0.0	0.00	0	0.0	0	0.0	0.0	0.0	0.00	0	0.0	0.00	0	0
2019	0.0	0	0.0	0.0	0.0	0.00	0	0.0	0	0.0	0.0	0.0	0.00	0	0.0	0.00	0	0
2020	0.0	0	0.0	0.0	0.0	0.00	0	0.0	0	0.0	0.0	0.0	0.00	0	0.0	0.00	0	0
2021	0.0	0	0.0	0.0	0.0	0.00	0	0.0	0	0.0	0.0	0.0	0.00	0	0.0	0.00	0	0
2022	0.0	0	0.0	0.0	0.0	0.00	0	0.0	0	0.0	0.0	0.0	0.00	0	0.0	0.00	0	0
2023	0.0	0	0.0	0.0	0.0	0.00	0	0.0	0	0.0	0.0	0.0	0.00	0	0.0	0.00	0	0
Sub			0.0	0.0	0.0	0.00	0			181,339.4	13,600.5	0.0	2.29	31,145	0.0	0.00		
Rem			0.0	0.0	0.0	0.00	0			0.0	0.0	0.0	0.00	0	0.0	0.00		
Total			0.0	0.0	0.0	0.00	0			181,339.4	13,600.5	0.0	2.29	31,145	0.0	0.00		

NGL SUMMARY

	CONDENSATE				ETHANE				PROPANE				BUTANE				TOTAL NGL		
	WI Volume bbl	RI Volume bbl	Price $/bbl	Co. Share Revenue $	WI Volume bbl	RI Volume bbl	Price $/bbl	Co. Share Revenue $	WI Volume bbl	RI Volume bbl	Price $/bbl	Co. Share Revenue $	WI Volume bbl	RI Volume bbl	Price $/bbl	Co. Share Revenue $	WI Volume bbl	RI Volumes bbl	CS Net Volumes bbl
2014	17.6	0.0	105.65	1,863.1	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	17.6	0.0	13.8
2015	6.8	0.0	105.65	723.3	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	6.8	0.0	5.4
2016	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.0
2017	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.0
2018	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.0
2019	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.0
2020	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.0
2021	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.0
2022	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.0
2023	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.0
Sub	24.5	0.0	105.65	2,586.4	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	24.5	0.0	19.2
Rem	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.0
Total	24.5	0.0	105.65	2,586.4	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	24.5	0.0	19.2

CASH FLOW BTAX

	Company Revenue $	Crown Royalty $	Freehold Royalty $	ORR Royalty $	Mineral Tax $	Total Royalty Burden %	Net Rev After Royalties $	Other Income $	Sask Corp Cap Tax $	Fixed Oper Expense $	Variable Operating Expense $	Other Expenses $	Total Operating Costs $	Abandon Cost & Salvage $	Net Operating Income $	Total Investment $	NET Cash Flow $	CUM Cash Flow $	Disc Cash Flow (10%) $
2014	24,298	4,531.9	0.0	565.9	0.0	21	19,201	0.0	0.0	5,850.0	12,932.1	0.0	18,782.1	0.0	418	0.0	418	418	402
2015	9,433	1,759.4	0.0	219.7	0.0	21	7,454	0.0	0.0	2,437.5	5,020.5	0.0	7,458.0	3,150.0	-3,154	0.0	-3,154	-2,736	-2,768
2016	0	0.0	0.0	0.0	0.0	0	0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0	0.0	0	-2,736	0
2017	0	0.0	0.0	0.0	0.0	0	0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0	0.0	0	-2,736	0
2018	0	0.0	0.0	0.0	0.0	0	0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0	0.0	0	-2,736	0
2019	0	0.0	0.0	0.0	0.0	0	0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0	0.0	0	-2,736	0
2020	0	0.0	0.0	0.0	0.0	0	0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0	0.0	0	-2,736	0
2021	0	0.0	0.0	0.0	0.0	0	0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0	0.0	0	-2,736	0
2022	0	0.0	0.0	0.0	0.0	0	0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0	0.0	0	-2,736	0
2023	0	0.0	0.0	0.0	0.0	0	0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0	0.0	0	-2,736	0
Sub	33,731	6,291.3	0.0	785.6	0.0	21	26,655	0.0	0.0	8,287.5	17,952.6	0.0	26,240.1	3,150.0	-2,736	0.0	-2,736	-2,736	-2,366
Rem	0	0.0	0.0	0.0	0.0	0	0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0	0.0	0	-2,736	0
Total	33,731	6,291.3	0.0	785.6	0.0	21	26,655	0.0	0.0	8,287.5	17,952.6	0.0	26,240.1	3,150.0	-2,736	0.0	-2,736	-2,736	-2,366

CO. SHARE RESERVES LIFE (years)

Reserves Half Life	0.7
RLI (Principal Product)	1.39
Reserves Life	1.42
RLI (BOE)	1.4

TOTAL RESERVES - SALES

	GROSS	WI	CO SH	NET
Oil (bbl)	0	0	0	0
Gas (Mcf)	181,339	13,600	13,600	10,360
Gas (bbl)	30,223	2,267	2,267	1,727
*NGL (bbl)	0	0	0	0
Cond (bbl)	326	24	24	19
Total (bbl)	30,550	2,291	2,291	1,746

*This NGL Value includes only Ethane. Propane and Butane. Condensate and Field Condensate are included in the Condensate line.

NET PRESENT VALUES BEFORE TAX

Discount Rate %	Op Income $	Investment $	Cash Flow $	NPV/BOE $/BOE
0	(2,736)	0.0	(2,736)	(1.19)
5	(2,540)	0.0	(2,540)	(1.11)
8	(2,433)	0.0	(2,433)	(1.06)
10	(2,366)	0.0	(2,366)	(1.03)
15	(2,210)	0.0	(2,210)	(0.96)
20	(2,069)	0.0	(2,069)	(0.90)

CAPITAL (undisc)

		Unrisked	Risked
Cost Of Prod.	$/BOEPD	0.00	0.00
Cost Of Reserves	$/BOE	0.00	0.00
Prob Of Success	%	100.00	100.00
Chance Of	%	100.00	100.00

ECONOMIC INDICATORS

		BTAX	
		Unrisked	Risked
Discount Rate	(%)	10.0	10.0
Payout	(Yrs)	0.00	0.00
Discounted Payout	(Yrs)	0.00	0.00
DCF Rate of Return	(%)	0.0	0.0
NPV/Undisc Invest		0.0	0.0
NPV/Disc Invest		0.0	0.0
Undisc NPV/Undisc Invest		0.0	0.0
NPV/DIS Cap Exposure		0.0	0.0
NPV/BOEPD	(M$/boepd)	-0.5	-0.5

FIRST 12 MONTHS AVG. PERFORMANCE (undisc)

		WI		Co. Share	
		Unrisked	Risked	Unrisked	Risked
Prod (3 Mo Ave)	(BOEPD)	4.68	4.68	4.68	4.68
Prod (12 Mo Ave)	(BOEPD)	4.52	4.52	4.52	4.52
Price	($/BOE)	14.72	14.72	14.72	14.72
Royalties	($/BOE)	3.09	3.09	3.09	3.09
Operating Costs	($/BOE)	11.38	11.38	11.38	11.38
NetBack	($/BOE)	0.25	0.25	0.25	0.25
Recycle Ratio	(ratio)	0.00	0.00	0.00	0.00

Legend Energy Canada Ltd.
INPUT DATA SHEET
Dec 31, 2013 Constant Prices and Costs (SEC Compliant) (CAD)

Effective December 31, 2013

GENERAL

Property:	Fort St John	Operator:	PENN WEST PETROLEUM LTD.
Location:	00/08-08-083-18W6/0	Formation:	BELLOY
Category:	NRA	Calculation Type:	
Type:	Gas	Class:	Conventional
Current Status:	GAS - 2 ZONES	Current Status Date:	1998-05-06
Alt ID:			

Entity Comments:

ZONE

Rig Release Date:	1998-03-06	Top Depth:	5,810.4 ft KB
Kelly Bushing:	1,562.0 ft SS	Total Depth:	6,148.3 ft KB
Pool Name:	BELLOY E	Midpoint Perf Depth:	5,826.1 ft KB

RESERVOIR & RESERVES SUMMARY (* data from volumetric tab)

Reservoir Parameters *		Oil		Gas	
Formation Top:	ft	Original Volume In Place:	Mbbl	Original Volume In Place:	MMcf
Gas/Oil Contact:	ft	Recovery Factor:	Fraction	Recovery Factor:	Fraction
Water Contact:	ft	Ultimate Recoverable:	0.0 Mbbl	Ultimate Recoverable:	455.6 MMcf
Production Area:	acre	Cumulative Production:	0.0 Mbbl	Cumulative Production:	455.6 MMcf
Net Pay:	ft	Remaining Recoverable:	0.0 Mbbl	Remaining Recoverable:	0.0 MMcf
Reservoir Volume:	0.0 acre-ft	Oil Shrinkage: *	Fraction	Sales Gas:	0.0 MMcf
Porosity:	Fraction			Oil Saturation: *	Fraction
Water Saturation:	Fraction			Z Factor: *	Fraction
Initial Pressure:	psi			Surface Loss:	0.00 Fraction
Initial Temp:	F			H2S Content:	0.0000 Fraction
				CO2 Content:	0.0116 Fraction

Volumetric Remarks:

Category Remarks: Suspended

FORECAST RATES AND TRENDS

On Production Date:	1998-05-06	GOR:	scf/bbl
Lift Type:		OGR:	bbl/MMcf
Oil Gravity:	API	Water Cut:	%
Heating Value:	Btu/scf	WGR:	bbl/MMcf

Remaining Reserves

Gas:	0.0 Mcf	Oil:	0.0 Mbbl

Number of Trends: 0

Trends

Reserve Notes

Supporting Data Comments:

PRODUCT RESERVES & RATIOS (Sales Basis)*

	Reserve	Yield	ISC
Ethane			
Propane			
Butane			
Pentane+			
Field Condensate			
Sulphur			

* Items have details

INTERESTS AND BURDENS

Acquisition Date: 2011-07-01
Disposition Date:

Interests	Lessor	Burdens
7.5% GORI	Crown New Oil 100% Base 12 Gas 100%	

Participant Remarks: To base Belloy

INSITE Petroleum Consultants Ltd.

Legend Energy Canada Ltd.
PRODUCTION AND FORECAST

Effective December 31, 2013

			Fort St John
Operator:	PENN WEST PETROLEUM LTD.		00/08-08-083-18W6/0
Province:	British Columbia		NRA
Field:	FORT ST JOHN		
Pool:	BELLOY E		
Unit:			
Status:	GAS - 2 ZONES		





Oil Cum	(bbl)	0	Gas Cum	(Mcf)	455,640	Water Cum	(bbl)	3,633	FCond Cum	(bbl)	0
Oil Rem Rec	(bbl)	0	Gas Rem Rec	(Mcf)	0	Water Rem Rec	(bbl)	0	FCond Rem Rec	(bbl)	729
Oil Ult Rec	(bbl)	0	Gas Ult Rec	(Mcf)	455,640	Water Ult Rec	(bbl)	3,633	FCond Ult Rec	(bbl)	729

Forecast Start (T0)			Calculation Type		Undefined	Est Cum Prod	(Mcf)	455,640	Decline Exp	
Forecast End (Tf)			OVIP (Volumetric)	(Mcf)	0	Remaining Rec	(Mcf)	0	Initial Decline (De)	
Initial Rate (qi)	(Mcf/day)		Rec Factor (Volumetric)		0.000	Gas Surface Loss		0.0	Reserve Life Index	
Final Rate (qf)	(Mcf/day)		Ult Recoverable	(Mcf)	455,640	Gas Total Sales	(Mcf)	0	Reserve Half Life	

Legend Energy Canada Ltd.
INPUT DATA SHEET
Dec 31, 2013 Constant Prices and Costs (SEC Compliant) (CAD)

Effective December 31, 2013

GENERAL

Property:	Fort St John	Operator:	PENN WEST PETROLEUM LTD.
Location:	00/08-08-083-18W6/2	Formation:	
Category	NRA	Calculation Type:	
Type:	Undefined	Class:	Undefined
Current Status:	POTENTIAL GAS	Current Status Date:	1998-03-20
Alt ID:			

Entity Comments:

ZONE

Rig Release Date:	1998-03-06	Top Depth:	ft KB
Kelly Bushing:	1,562.0 ft SS	Total Depth:	6,148.3 ft KB
Pool Name:		Midpoint Perf Depth:	ft KB

RESERVOIR & RESERVES SUMMARY   (* data from volumetric tab)

Reservoir Parameters *		Oil		Gas	
Formation Top:	ft	Original Volume In Place:	Mbbl	Original Volume In Place:	MMcf
Gas/Oil Contact:	ft	Recovery Factor:	Fraction	Recovery Factor:	Fraction
Water Contact:	ft	Ultimate Recoverable:	0.0 Mbbl	Ultimate Recoverable:	0.0 MMcf
Production Area:	acre	Cumulative Production:	0.0 Mbbl	Cumulative Production:	0.0 MMcf
Net Pay:	ft	Remaining Recoverable:	0.0 Mbbl	Remaining Recoverable:	0.0 MMcf
Reservoir Volume:	0.0 acre-ft	Oil Shrinkage: *	Fraction	Sales Gas:	0.0 MMcf
Porosity:	Fraction			Oil Saturation: *	Fraction
Water Saturation:	Fraction			Z Factor: *	Fraction
Initial Pressure:	psi			Surface Loss:	0.00 Fraction
Initial Temp:	F			H2S Content:	Fraction
				CO2 Content:	Fraction

Volumetric Remarks:

Category Remarks:

FORECAST RATES AND TRENDS

On Production Date:		GOR:	scf/bbl
Lift Type:		OGR:	bbl/MMcf
Oil Gravity:	API	Water Cut:	%
Heating Value:	Btu/scf	WGR:	bbl/MMcf

Remaining Reserves

Gas:	0.0 Mcf	Oil:	0.0 Mbbl
Number of Trends:	0		

Trends

Reserve Notes

Supporting Data Comments:

PRODUCT RESERVES & RATIOS (Sales Basis)*

	Reserve	Yield	ISC
Ethane			
Propane			
Butane			
Pentane+			
Field Condensate			
Sulphur			

* Items have details

INTERESTS AND BURDENS

Acquisition Date:	2011-07-01
Disposition Date:	

Interests	Lessor	Burdens
7.5% GORI	Crown New Oil 100% Base 12 Gas 100%	

Participant Remarks: To base Belloy

Legend Energy Canada Ltd.
INPUT DATA SHEET
Dec 31, 2013 Constant Prices and Costs (SEC Compliant) (CAD)

Effective December 31, 2013

GENERAL

Property:	Fort St John	Operator:	PENN WEST PETROLEUM LTD.
Location:	00/08-08-083-18W6/3	Formation:	
Category	NRA	Calculation Type:	
Type:	Undefined	Class:	Undefined
Current Status:	POTENTIAL GAS	Current Status Date:	1998-04-18
Alt ID:			

Entity Comments:

ZONE

Rig Release Date:	1998-03-06	Top Depth:	ft KB
Kelly Bushing:	1,562.0 ft SS	Total Depth:	6,148.3 ft KB
Pool Name:		Midpoint Perf Depth:	ft KB

RESERVOIR & RESERVES SUMMARY   (* data from volumetric tab)

Reservoir Parameters *		Oil		Gas	
Formation Top:	ft	Original Volume In Place:	Mbbl	Original Volume In Place:	MMcf
Gas/Oil Contact:	ft	Recovery Factor:	Fraction	Recovery Factor:	Fraction
Water Contact:	ft	Ultimate Recoverable:	0.0 Mbbl	Ultimate Recoverable:	0.0 MMcf
Production Area:	acre	Cumulative Production:	0.0 Mbbl	Cumulative Production:	0.0 MMcf
Net Pay:	ft	Remaining Recoverable:	0.0 Mbbl	Remaining Recoverable:	0.0 MMcf
Reservoir Volume:	0.0 acre-ft	Oil Shrinkage: *	Fraction	Sales Gas:	0.0 MMcf
Porosity:	Fraction			Oil Saturation: *	Fraction
Water Saturation:	Fraction			Z Factor: *	Fraction
Initial Pressure:	psi			Surface Loss:	0.00 Fraction
Initial Temp:	F			H2S Content:	Fraction
				CO2 Content:	Fraction

Volumetric Remarks:

Category Remarks:

FORECAST RATES AND TRENDS

On Production Date:		GOR:	scf/bbl
Lift Type:		OGR:	bbl/MMcf
Oil Gravity:	API	Water Cut:	%
Heating Value:	Btu/scf	WGR:	bbl/MMcf

Remaining Reserves

Gas:	0.0 Mcf	Oil:	0.0 Mbbl
Number of Trends:	0		

Trends

Reserve Notes

Supporting Data Comments:

PRODUCT RESERVES & RATIOS (Sales Basis)*

	Reserve	Yield	ISC
Ethane			
Propane			
Butane			
Pentane+			
Field Condensate			
Sulphur			

* Items have details

INTERESTS AND BURDENS

Acquisition Date:	2011-07-01
Disposition Date:	

Interests	Lessor	Burdens
7.5% GORI	Crown New Oil 100% Base 12 Gas 100%	

Participant Remarks: To base Belloy

Effective December 31, 2013

GENERAL

Property:	Fort St John	Operator:	PENN WEST PETROLEUM LTD.
Location:	00/08-08-083-18W6/4	Formation	BLUESKY
Category	NRA	Calculation Type:	
Type:	Gas	Class:	Conventional
Current Status:	GAS	Current Status Date:	2004-06-01
Alt ID:			

Entity Comments:

ZONE

Rig Release Date:	1998-03-06	Top Depth:	2,171.9 ft KB
Kelly Bushing:	1,562.0 ft SS	Total Depth:	6,148.3 ft KB
Pool Name:	BLUESKY A	Midpoint Perf Depth:	2,178.5 ft KB

RESERVOIR & RESERVES SUMMARY   (* data from volumetric tab)

Reservoir Parameters *		Oil		Gas	
Formation Top:	ft	Original Volume In Place:	Mbbl	Original Volume In Place:	MMcf
Gas/Oil Contact:	ft	Recovery Factor:	Fraction	Recovery Factor:	Fraction
Water Contact:	ft	Ultimate Recoverable:	0.0 Mbbl	Ultimate Recoverable:	46.3 MMcf
Production Area:	acre	Cumulative Production:	0.0 Mbbl	Cumulative Production:	46.3 MMcf
Net Pay:	ft	Remaining Recoverable:	0.0 Mbbl	Remaining Recoverable:	0.0 MMcf
Reservoir Volume:	0.0 acre-ft	Oil Shrinkage: *	Fraction	Sales Gas:	0.0 MMcf
Porosity:	Fraction			Oil Saturation: *	Fraction
Water Saturation:	Fraction			Z Factor: *	Fraction
Initial Pressure:	psi			Surface Loss:	0.00 Fraction
Initial Temp:	F			H2S Content:	Fraction
				CO2 Content:	Fraction

Volumetric Remarks:

Category Remarks: Suspended

FORECAST RATES AND TRENDS

On Production Date:	1998-05-14	GOR:	scf/bbl
Lift Type:		OGR:	bbl/MMcf
Oil Gravity:	API	Water Cut:	%
Heating Value:	Btu/scf	WGR:	bbl/MMcf

Remaining Reserves

Gas:	0.0 Mcf	Oil:	0.0 Mbbl

Number of Trends: 0

Trends

Reserve Notes

Supporting Data Comments:

PRODUCT RESERVES & RATIOS (Sales Basis)*

	Reserve	Yield	ISC
Ethane			
Propane			
Butane			
Pentane+			
Field Condensate			
Sulphur			

* Items have details

INTERESTS AND BURDENS

Acquisition Date: 2011-07-01
Disposition Date:

Interests	Lessor	Burdens
7.5% GORI	Crown New Oil 100% Base 12 Gas 100%	

Participant Remarks: To base Belloy

Legend Energy Canada Ltd.
PRODUCTION AND FORECAST

Effective December 31, 2013

Operator:	PENN WEST PETROLEUM LTD.
Province:	British Columbia
Field:	FORT ST JOHN
Pool:	BLUESKY A
Unit:	
Status:	GAS





Oil Cum	(bbl)	0	Gas Cum	(Mcf)	46,294	Water Cum	(bbl)	123	FCond Cum	(bbl)	0
Oil Rem Rec	(bbl)	0	Gas Rem Rec	(Mcf)	0	Water Rem Rec	(bbl)	0	FCond Rem Rec	(bbl)	34
Oil Ult Rec	(bbl)	0	Gas Ult Rec	(Mcf)	46,294	Water Ult Rec	(bbl)	123	FCond Ult Rec	(bbl)	34

Forecast Start (T0)			Calculation Type		Undefined	Est Cum Prod	(Mcf)	46,294	Decline Exp	
Forecast End (Tf)			OVIP (Volumetric)	(Mcf)	0	Remaining Rec	(Mcf)	0	Initial Decline (De)	
Initial Rate (qi)	(Mcf/day)		Rec Factor (Volumetric)		0.000	Gas Surface Loss		0.0	Reserve Life Index	
Final Rate (qf)	(Mcf/day)		Ult Recoverable	(Mcf)	46,294	Gas Total Sales	(Mcf)	0	Reserve Half Life	

Legend Energy Canada Ltd.
INPUT DATA SHEET
Dec 31, 2013 Constant Prices and Costs (SEC Compliant) (CAD)

Effective December 31, 2013

GENERAL

Property:	Fort St John	Operator:	PENN WEST PETROLEUM LTD.
Location:	00/08-08-083-18W6/5	Formation	MONTNEY
Category	NRA	Calculation Type:	Performance
Type:	Gas	Class:	Conventional
Current Status:	GAS	Current Status Date:	2004-10-01
Alt ID:			

Entity Comments:

ZONE

Rig Release Date:	1998-03-06	Top Depth:	4,773.6 ft KB
Kelly Bushing:	1,562.0 ft SS	Total Depth:	6,148.3 ft KB
Pool Name:	MONTNEY	Midpoint Perf Depth:	4,786.7 ft KB

RESERVOIR & RESERVES SUMMARY   (* data from volumetric tab)

Reservoir Parameters *		Oil		Gas	
Formation Top:	ft	Original Volume In Place:	Mbbl	Original Volume In Place:	MMcf
Gas/Oil Contact:	ft	Recovery Factor:	Fraction	Recovery Factor:	Fraction
Water Contact:	ft	Ultimate Recoverable:	0.0 Mbbl	Ultimate Recoverable:	104.8 MMcf
Production Area:	acre	Cumulative Production:	0.0 Mbbl	Cumulative Production:	104.8 MMcf
Net Pay:	ft	Remaining Recoverable:	0.0 Mbbl	Remaining Recoverable:	0.0 MMcf
Reservoir Volume:	0.0 acre-ft	Oil Shrinkage: *	Fraction	Sales Gas:	0.0 MMcf
Porosity:	Fraction			Oil Saturation: *	Fraction
Water Saturation:	Fraction			Z Factor: *	Fraction
Initial Pressure:	psi			Surface Loss:	0.00 Fraction
Initial Temp:	F			H2S Content:	Fraction
				CO2 Content:	Fraction

Volumetric Remarks:

Category Remarks: Minimal revenue

FORECAST RATES AND TRENDS

On Production Date:	2004-10-01	GOR:	scf/bbl
Lift Type:		OGR:	bbl/MMcf
Oil Gravity:	API	Water Cut:	%
Heating Value:	Btu/scf	WGR:	bbl/MMcf

Remaining Reserves

Gas:	0.0 Mcf	Oil:	0.0 Mbbl
Number of Trends:	0		

Trends

Reserve Notes

Supporting Data Comments:

PRODUCT RESERVES & RATIOS (Sales Basis)*

	Reserve	Yield	ISC
Ethane			
Propane			
Butane			
Pentane+			
Field Condensate			
Sulphur			

* Items have details

INTERESTS AND BURDENS

Acquisition Date:	2011-07-01
Disposition Date:	

Interests	Lessor	Burdens
7.5% GORI	Crown New Oil 100% Base 12 Gas 100%	

Participant Remarks: To base Belloy

INSITE
Petroleum Consultants Ltd.

Legend Energy Canada Ltd.
PRODUCTION AND FORECAST

Effective December 31, 2013

Operator:	**PENN WEST PETROLEUM LTD.**		**Fort St John**
Province:	**British Columbia**		**00/08-08-083-18W6/5**
Field:	**FORT ST JOHN**		**NRA**
Pool:	**MONTNEY**		
Unit:			
Status:	**GAS**		



Cumulative Gas Production (Mcf)
Calendar Daily Gas Production (Mcf/day)
Water/Gas Ratio (bbl/MMcf)
Hours Of Production (hours)
Acq
Eff
End Of Hist
Time (Years)



Calendar Daily Gas Production (Mcf/day)
Eff
End Of Hist
Cumulative Gas Production (Mcf)

Oil Cum	(bbl)	0	Gas Cum	(Mcf)	104,777	Water Cum	(bbl)	2,240	FCond Cum	(bbl)	0
Oil Rem Rec	(bbl)	0	Gas Rem Rec	(Mcf)	0	Water Rem Rec	(bbl)	0	FCond Rem Rec	(bbl)	1,561
Oil Ult Rec	(bbl)	0	Gas Ult Rec	(Mcf)	104,777	Water Ult Rec	(bbl)	2,240	FCond Ult Rec	(bbl)	1,561

Forecast Start (T0)	Calculation Type		Performance	Est Cum Prod (Mcf)	104,777	Decline Exp
Forecast End (Tf)	OVIP (Volumetric)	(Mcf)	0	Remaining Rec (Mcf)	0	Initial Decline (De)
Initial Rate (qi) (Mcf/day)	Rec Factor (Volumetric)		0.000	Gas Surface Loss	0.0	Reserve Life Index
Final Rate (qf) (Mcf/day)	Ult Recoverable	(Mcf)	104,777	Gas Total Sales (Mcf)	0	Reserve Half Life

INSITE Petroleum Consultants Ltd.

Legend Energy Canada Ltd.
INPUT DATA SHEET
Dec 31, 2013 Constant Prices and Costs (SEC Compliant) (CAD)

Effective December 31, 2013

GENERAL

Property:	Fort St John	Operator:	PENN WEST PETROLEUM LTD.
Location:	00/16-08-083-18W6/0	Formation	BALDONNEL
Category	NRA	Calculation Type:	
Type:	Gas	Class:	Conventional
Current Status:	ABANDONED GAS	Current Status Date:	1991-02-21
Alt ID:			

Entity Comments:

ZONE

Rig Release Date:	1957-03-08	Top Depth:	2,982.0 ft KB
Kelly Bushing:	1,368.1 ft SS	Total Depth:	3,092.8 ft KB
Pool Name:	BALDONNEL A	Midpoint Perf Depth:	3,011.5 ft KB

RESERVOIR & RESERVES SUMMARY   (* data from volumetric tab)

Reservoir Parameters *		Oil			Gas		
Formation Top:	ft	Original Volume In Place:		Mbbl	Original Volume In Place:		MMcf
Gas/Oil Contact:	ft	Recovery Factor:		Fraction	Recovery Factor:		Fraction
Water Contact:	ft	Ultimate Recoverable:		0.0 Mbbl	Ultimate Recoverable:		3,483.1 MMcf
Production Area:	acre	Cumulative Production:		0.0 Mbbl	Cumulative Production:		3,483.1 MMcf
Net Pay:	ft	Remaining Recoverable:		0.0 Mbbl	Remaining Recoverable:		0.0 MMcf
Reservoir Volume:	0.0 acre-ft	Oil Shrinkage: *		Fraction	Sales Gas:		0.0 MMcf
Porosity:	Fraction				Oil Saturation: *		Fraction
Water Saturation:	Fraction				Z Factor: *		Fraction
Initial Pressure:	psi				Surface Loss:		0.00 Fraction
Initial Temp:	F				H2S Content:		0.0442 Fraction
					CO2 Content:		0.0360 Fraction

Volumetric Remarks:

Category Remarks: Watered out

FORECAST RATES AND TRENDS

On Production Date:	1960-12-01	GOR:	scf/bbl
Lift Type:		OGR:	bbl/MMcf
Oil Gravity:	API	Water Cut:	%
Heating Value:	Btu/scf	WGR:	bbl/MMcf

Remaining Reserves

Gas:	0.0 Mcf	Oil:	0.0 Mbbl
Number of Trends:	0		

Trends

Reserve Notes

Supporting Data Comments:

PRODUCT RESERVES & RATIOS (Sales Basis)*

	Reserve	Yield	ISC
Ethane			
Propane			
Butane			
Pentane+			
Field Condensate			
Sulphur			

* Items have details

INTERESTS AND BURDENS

Acquisition Date:	2011-07-01
Disposition Date:	

Interests	Lessor	Burdens
7.5% GORI	Crown New Oil 100% Base 12 Gas 100%	

Participant Remarks: To base Belloy

Legend Energy Canada Ltd.
PRODUCTION AND FORECAST

Effective December 31, 2013

Operator:	**PENN WEST PETROLEUM LTD.**		**Fort St John**
Province:	**British Columbia**		**00/16-08-083-18W6/0**
Field:	**FORT ST JOHN**		**NRA**
Pool:	**BALDONNEL A**		
Unit:			
Status:	**ABANDONED GAS**		



Cumulative Gas Production (Mcf)
Calendar Daily Gas Production (Mcf/day)
Water/Gas Ratio (bbl/MMcf)
Hours Of Production (hours)
End Of Hist
Time (Years)



Calendar Daily Gas Production (Mcf/day)
End Of Hist
Cumulative Gas Production (Mcf)

Oil Cum	(bbl)	0	Gas Cum	(Mcf)	3,483,078	Water Cum	(bbl)	1,629	FCond Cum	(bbl)	0
Oil Rem Rec	(bbl)	0	Gas Rem Rec	(Mcf)	0	Water Rem Rec	(bbl)	0	FCond Rem Rec	(bbl)	0
Oil Ult Rec	(bbl)	0	Gas Ult Rec	(Mcf)	3,483,078	Water Ult Rec	(bbl)	1,629	FCond Ult Rec	(bbl)	0

Forecast Start (T0)		Calculation Type		Undefined	Est Cum Prod	(Mcf)	3,483,078	Decline Exp
Forecast End (Tf)		OVIP (Volumetric)	(Mcf)	0	Remaining Rec	(Mcf)	0	Initial Decline (De)
Initial Rate (qi)	(Mcf/day)	Rec Factor (Volumetric)		0.000	Gas Surface Loss		0.0	Reserve Life Index
Final Rate (qf)	(Mcf/day)	Ult Recoverable	(Mcf)	3,483,078	Gas Total Sales	(Mcf)	0	Reserve Half Life

INSITE Petroleum Consultants Ltd.

Legend Energy Canada Ltd.
INPUT DATA SHEET
Dec 31, 2013 Constant Prices and Costs (SEC Compliant) (CAD)

Effective December 31, 2013

GENERAL

Property:	Fort St John	Operator:	PENN WEST PETROLEUM LTD.
Location:	00/16-08-083-18W6/2	Formation	BALDONNEL
Category	PDP	Calculation Type:	Performance
Type:	Gas	Class:	Conventional
Current Status:	GAS	Current Status Date:	1997-12-18
Alt ID:			

Entity Comments:

ZONE

Rig Release Date:	1997-09-04	Top Depth:	2,977.4 ft KB
Kelly Bushing:	1,367.8 ft SS	Total Depth:	3,066.9 ft KB
Pool Name:	BALDONNEL A	Midpoint Perf Depth:	2,998.7 ft KB

RESERVOIR & RESERVES SUMMARY   (* data from volumetric tab)

Reservoir Parameters *¹		Oil			Gas		
Formation Top:	ft	Original Volume In Place:		Mbbl	Original Volume In Place:		MMcf
Gas/Oil Contact:	ft	Recovery Factor:		Fraction	Recovery Factor:		Fraction
Water Contact:	ft	Ultimate Recoverable:		0.0 Mbbl	Ultimate Recoverable:		1,450.0 MMcf
Production Area:	acre	Cumulative Production:		0.0 Mbbl	Cumulative Production:		1,356.5 MMcf
Net Pay:	ft	Remaining Recoverable:		0.0 Mbbl	Remaining Recoverable:		93.5 MMcf
Reservoir Volume:	0.0 acre-ft	Oil Shrinkage: *		Fraction	Sales Gas:		79.5 MMcf
Porosity:	Fraction				Oil Saturation: *		Fraction
Water Saturation:	Fraction				Z Factor: *		Fraction
Initial Pressure:	psi				Surface Loss:		0.15 Fraction
Initial Temp:	F				H2S Content:		0.0000 Fraction
					CO2 Content:		0.0153 Fraction

Volumetric Remarks:

Category Remarks: Marginal rates.

FORECAST RATES AND TRENDS

On Production Date:	1997-12-18		GOR:		scf/bbl
Lift Type:			OGR:		bbl/MMcf
Oil Gravity:		API	Water Cut:		%
Heating Value:		Btu/scf	WGR:		bbl/MMcf

Remaining Reserves

Gas:	93,479.4 Mcf	Oil:	0.0 Mbbl

Number of Trends: 1

Trends   1

Product:	Gas
Start Date:	2014-01-01
End Date:	2019-06-05
Initial Rate:	70 Mcf/day
Rate at Effective Date:	70 Mcf/day
Final Rate:	30 Mcf/day
Decline Exponent:	0.000
Min Effective Decline:	
Final Cum:	1,450,000.0 Mcf

Reserve Notes

Supporting Data Comments:

PRODUCT RESERVES & RATIOS (Sales Basis)*

	Reserve	Yield	ISC
Ethane			0.0186 Molar Fraction
Propane			0.0047 Molar Fraction
Butane			0.0018 Molar Fraction
Pentane+	278 bbl	3.50 bbl/MMcf	0.0000 Molar Fraction
Field Condensate			
Sulphur			
* Items have details			

INTERESTS AND BURDENS

Acquisition Date: 2011-07-01
Disposition Date:

Interests	Lessor	Burdens
BPO: (9999 M$) 7.5% GORI Rev: 2064-12-31	Crown:New Oil 100% Base 12 Gas 100%	
APO: 1: 22.5% WI		

Participant Remarks: To base Belloy
GORRI BPO is 15% based on 50% of prod
Well is not expected to pay out

Legend Energy Canada Ltd.
PRODUCTION AND FORECAST

Effective December 31, 2013

Operator:	PENN WEST PETROLEUM LTD.
Province:	British Columbia
Field:	FORT ST JOHN
Pool:	BALDONNEL A
Unit:	
Status:	GAS

Fort St John
00/16-08-083-18W6/2
PDP



Cumulative Gas Production (Mcf)
Calendar Daily Gas Production (Mcf/day)
Water/Gas Ratio (bbl/MMcf)
Hours Of Production (hours)
Gas Qf
Acq
Eff
End Of Hist
Time (Years)



Calendar Daily Gas Production (Mcf/day)
Gas Qf
End Of Hist
Cumulative Gas Production (Mcf)

Oil Cum	(bbl)	0	Gas Cum	(Mcf)	1,356,521	Water Cum	(bbl)	3,266	FCond Cum	(bbl)	0
Oil Rem Rec	(bbl)	0	Gas Rem Rec	(Mcf)	93,479	Water Rem Rec	(bbl)	0	FCond Rem Rec	(bbl)	1,489
Oil Ult Rec	(bbl)	0	Gas Ult Rec	(Mcf)	1,450,000	Water Ult Rec	(bbl)	3,266	FCond Ult Rec	(bbl)	1,489

Forecast Start (T0)	01/01/2014	Calculation Type	Performance	Est Cum Prod (Mcf)	1,356,521	Decline Exp	0.000
Forecast End (Tf)	06/04/2019	OVIP (Volumetric) (Mcf)	0	Remaining Rec (Mcf)	93,479	Initial Decline (De)	14.5
Initial Rate (qi) (Mcf/day)	69.5	Rec Factor (Volumetric)	0.000	Gas Surface Loss	0.15	Reserve Life Index	3.95
Final Rate (qf) (Mcf/day)	30.0	Ult Recoverable (Mcf)	1,450,000	Gas Total Sales (Mcf)	79,457	Reserve Half Life	2.16

INSITE Petroleum Consultants Ltd.

Legend Energy Canada Ltd.
CASH FLOW
Dec 31, 2013 Constant Prices and Costs (SEC Compliant) (CAD)

Location : Fort St John, British Columbia
Entity : 00/16-08-083-18W6/2
Formation : BALDONNEL
Effective December 31, 2013

Interests: BPO: (9999 M$) 7.5% GORI Rev: 2064-12-31
APO: 1: 22.5% WI

Lease Burden:

Lessor: Crown New Oil 100% Base 12 Gas 100%

Total Proved Developed Producing Reserves

OIL, GAS & SULPHUR SUMMARY

		COMPANY OIL							COMPANY SALES GAS						SULPHUR		TOTAL	
	Wells	Pool Rates bbl/d	Pool Volumes bbl	WI Volume bbl	RI Volume bbl	Price $/bbl	Revenue $	Wells	Pool Rates Mcf/d	Pool Volumes Mcf	WI Volume Mcf	RI Volume Mcf	Price $/Mcf	Revenue $	Co. Share Volume lt	Price $/lt	WI Rates boe/d	Co. Share Rates boe/d
2014	0.0	0	0.0	0.0	0.0	0.00	0	0.0	0	0.0	0.0	0.0	0.00	0	0.0	0.00	0	0
2015	0.0	0	0.0	0.0	0.0	0.00	0	0.0	0	0.0	0.0	0.0	0.00	0	0.0	0.00	0	0
2016	0.0	0	0.0	0.0	0.0	0.00	0	0.0	0	0.0	0.0	0.0	0.00	0	0.0	0.00	0	0
2017	0.0	0	0.0	0.0	0.0	0.00	0	0.0	0	0.0	0.0	0.0	0.00	0	0.0	0.00	0	0
2018	0.0	0	0.0	0.0	0.0	0.00	0	0.0	0	0.0	0.0	0.0	0.00	0	0.0	0.00	0	0
2019	0.0	0	0.0	0.0	0.0	0.00	0	0.0	0	0.0	0.0	0.0	0.00	0	0.0	0.00	0	0
2020	0.0	0	0.0	0.0	0.0	0.00	0	0.0	0	0.0	0.0	0.0	0.00	0	0.0	0.00	0	0
2021	0.0	0	0.0	0.0	0.0	0.00	0	0.0	0	0.0	0.0	0.0	0.00	0	0.0	0.00	0	0
2022	0.0	0	0.0	0.0	0.0	0.00	0	0.0	0	0.0	0.0	0.0	0.00	0	0.0	0.00	0	0
2023	0.0	0	0.0	0.0	0.0	0.00	0	0.0	0	0.0	0.0	0.0	0.00	0	0.0	0.00	0	0
Sub			0.0	0.0	0.0	0.00	0			0.0	0.0	0.0	0.00	0	0.0	0.00		
Rem			0.0	0.0	0.0	0.00	0			0.0	0.0	0.0	0.00	0	0.0	0.00		
Total			0.0	0.0	0.0	0.00	0			0.0	0.0	0.0	0.00	0	0.0	0.00		

NGL SUMMARY

	CONDENSATE				ETHANE				PROPANE				BUTANE				TOTAL NGL		
	WI Volume bbl	RI Volume bbl	Price $/bbl	Co. Share Revenue $	WI Volume bbl	RI Volume bbl	Price $/bbl	Co. Share Revenue $	WI Volume bbl	RI Volume bbl	Price $/bbl	Co. Share Revenue $	WI Volume bbl	RI Volume bbl	Price $/bbl	Co. Share Revenue $	WI Volume bbl	RI Volumes bbl	CS Net Volumes bbl
2014	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.0
2015	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.0
2016	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.0
2017	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.0
2018	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.0
2019	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.0
2020	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.0
2021	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.0
2022	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.0
2023	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.0
Sub	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.0
Rem	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.0
Total	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.0

CASH FLOW BTAX

	Company Revenue $	Crown Royalty $	Freehold Royalty $	ORR Royalty $	Mineral Tax $	Total Royalty Burden %	Net Rev After Royalties $	Other Income $	Sask Corp Cap Tax $	Fixed Oper Expense $	Variable Operating Expense $	Other Expenses $	Total Operating Costs $	Abandon Cost & Salvage $	Net Operating Income $	Total Investment $	NET Cash Flow $	CUM Cash Flow $	Disc Cash Flow (10%) $
2014	0	0.0	0.0	0.0	0.0	0	0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0	0.0	0	0	0
2015	0	0.0	0.0	0.0	0.0	0	0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0	0.0	0	0	0
2016	0	0.0	0.0	0.0	0.0	0	0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0	0.0	0	0	0
2017	0	0.0	0.0	0.0	0.0	0	0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0	0.0	0	0	0
2018	0	0.0	0.0	0.0	0.0	0	0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0	0.0	0	0	0
2019	0	0.0	0.0	0.0	0.0	0	0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0	0.0	0	0	0
2020	0	0.0	0.0	0.0	0.0	0	0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0	0.0	0	0	0
2021	0	0.0	0.0	0.0	0.0	0	0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0	0.0	0	0	0
2022	0	0.0	0.0	0.0	0.0	0	0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0	0.0	0	0	0
2023	0	0.0	0.0	0.0	0.0	0	0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0	0.0	0	0	0
Sub	0	0.0	0.0	0.0	0.0	0	0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0	0.0	0	0	0
Rem	0	0.0	0.0	0.0	0.0	0	0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0	0.0	0	0	0
Total	0	0.0	0.0	0.0	0.0	0	0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0	0.0	0	0	0

CO. SHARE RESERVES LIFE (years)

Reserves Half Life	0.0
RLI (Principal Product)	0.00
Reserves Life	
RLI (BOE)	0.0

TOTAL RESERVES - SALES

	GROSS	WI	CO SH	NET
Oil (bbl)	0	0	0	0
Gas (Mcf)	0	0	0	0
Gas (bbl)	0	0	0	0
*NGL (bbl)	0	0	0	0
Cond (bbl)	0	0	0	0
Total (bbl)	0	0	0	0

*This NGL Value includes only Ethane, Propane and Butane. Condensate and Field Condensate are included in the Condensate line.

NET PRESENT VALUES BEFORE TAX

Discount Rate %	Op Income $	Investment $	Cash Flow $	NPV/BOE $/BOE
0	0	0.0	0	0.00
5	0	0.0	0	0.00
8	0	0.0	0	0.00
10	0	0.0	0	0.00
15	0	0.0	0	0.00
20	0	0.0	0	0.00

CAPITAL (undisc)

		Unrisked	Risked
Cost Of Prod.	$/BOEPD	0.00	0.00
Cost Of Reserves	$/BOE	0.00	0.00
Prob Of Success	%	100.00	100.00
Chance Of	%	100.00	100.00

ECONOMIC INDICATORS

		BTAX	
		Unrisked	Risked
Discount Rate	(%)	10.0	10.0
Payout	(Yrs)	0.00	0.00
Discounted Payout	(Yrs)	0.00	0.00
DCF Rate of Return	(%)	0.0	0.0
NPV/Undisc Invest		0.0	0.0
NPV/Disc Invest		0.0	0.0
Undisc NPV/Undisc Invest		0.0	0.0
NPV/DIS Cap Exposure		0.0	0.0
NPV/BOEPD	(M$/boepd)	0.0	0.0

FIRST 12 MONTHS AVG. PERFORMANCE (undisc)

		WI		Co. Share	
		Unrisked	Risked	Unrisked	Risked
Prod (3 Mo Ave)	(BOEPD)	0.00	0.00	0.00	0.00
Prod (12 Mo Ave)	(BOEPD)	0.00	0.00	0.00	0.00
Price	($/BOE)	0.00	0.00	0.00	0.00
Royalties	($/BOE)	0.00	0.00	0.00	0.00
Operating Costs	($/BOE)	0.00	0.00	0.00	0.00
NetBack	($/BOE)	0.00	0.00	0.00	0.00
Recycle Ratio	(ratio)	0.00	0.00	0.00	0.00

Legend Energy Canada Ltd.
INPUT DATA SHEET
Dec 31, 2013 Constant Prices and Costs (SEC Compliant) (CAD)

Effective December 31, 2013

GENERAL

Property:	Fort St John	Operator:	PENN WEST PETROLEUM LTD.
Location:	00/16-08-083-18W6/2	Formation:	BALDONNEL
Category	P+P	Calculation Type:	Performance
Type:	Gas	Class:	Conventional
Current Status:	GAS	Current Status Date:	1997-12-18
Alt ID:			

Entity Comments:

ZONE

Rig Release Date:	1997-09-04	Top Depth:	2,977.4 ft KB
Kelly Bushing:	1,367.8 ft SS	Total Depth:	3,086.9 ft KB
Pool Name:	BALDONNEL A	Midpoint Perf Depth:	2,998.7 ft KB

RESERVOIR & RESERVES SUMMARY **(* data from volumetric tab)**

Reservoir Parameters *		**Oil**		**Gas**	
Formation Top:	ft	Original Volume In Place:	Mbbl	Original Volume In Place:	MMcf
Gas/Oil Contact:	ft	Recovery Factor:	Fraction	Recovery Factor:	Fraction
Water Contact:	ft	Ultimate Recoverable:	0.0 Mbbl	Ultimate Recoverable:	1,475.0 MMcf
Production Area:	acre	Cumulative Production:	0.0 Mbbl	Cumulative Production:	1,356.5 MMcf
Net Pay:	ft	Remaining Recoverable:	0.0 Mbbl	Remaining Recoverable:	118.5 MMcf
Reservoir Volume:	0.0 acre-ft	Oil Shrinkage: *	Fraction	Sales Gas:	100.7 MMcf
Porosity:	Fraction			Oil Saturation: *	Fraction
Water Saturation:	Fraction			Z Factor: *	Fraction
Initial Pressure:	psi			Surface Loss:	0.15 Fraction
Initial Temp:	F			H2S Content:	0.0000 Fraction
				CO2 Content:	0.0153 Fraction

Volumetric Remarks:

Category Remarks: Marginal rates.

FORECAST RATES AND TRENDS

On Production Date:	1997-12-18	GOR:	scf/bbl
Lift Type:		OGR:	bbl/MMcf
Oil Gravity:	API	Water Cut:	%
Heating Value:	Btu/scf	WGR:	bbl/MMcf

Remaining Reserves

Gas:	118,479.4 Mcf	Oil:	0.0 Mbbl

Number of Trends: 1

Trends	1
Product:	Gas
Start Date:	2014-01-01
End Date:	2020-11-15
Initial Rate:	70 Mcf/day
Rate at Effective Date:	70 Mcf/day
Final Rate:	30 Mcf/day
Decline Exponent:	0.000
Min Effective Decline:	
Final Cum:	1,475,000.0 Mcf

Reserve Notes

Supporting Data Comments:

PRODUCT RESERVES & RATIOS (Sales Basis)*

	Reserve	Yield	ISC
Ethane			0.0186 Molar Fraction
Propane			0.0047 Molar Fraction
Butane			0.0018 Molar Fraction
Pentane+	352 bbl	3.50 bbl/MMcf	0.0000 Molar Fraction
Field Condensate			
Sulphur			

* Items have details

INTERESTS AND BURDENS

Acquisition Date: 2011-07-01
Disposition Date:

Interests	**Lessor**	**Burdens**
BPO: (9999 M$) 7.5% GORI Rev: 2064-12-31	Crown New Oil 100% Base 12 Gas 100%	
APO: 1: 22.5% WI		

Participant Remarks: To base Belloy
GORRI BPO is 15% based on 50% of prod
Well is not expected to pay out

Legend Energy Canada Ltd.
PRODUCTION AND FORECAST

Effective December 31, 2013

Operator:	**PENN WEST PETROLEUM LTD.**		**Fort St John**
Province:	**British Columbia**		**00/16-08-083-18W6/2**
Field:	**FORT ST JOHN**		**P+P**
Pool:	**BALDONNEL A**		
Unit:			
Status:	**GAS**		



Cumulative Gas Production (Mcf)
Calendar Daily Gas Production (Mcf/day)
Water/Gas Ratio (bbl/MMcf)
Hours Of Production (hours)
Gas Qf
Acq
Eff
End Of Hist
Time (Years)



Calendar Daily Gas Production (Mcf/day)
Gas Qf
Eff End Of Hist
Cumulative Gas Production (Mcf)

Oil Cum	(bbl)	0	Gas Cum	(Mcf)	1,356,521	Water Cum	(bbl)	3,266	FCond Cum	(bbl)	0
Oil Rem Rec	(bbl)	0	Gas Rem Rec	(Mcf)	118,479	Water Rem Rec	(bbl)	0	FCond Rem Rec	(bbl)	1,489
Oil Ult Rec	(bbl)	0	Gas Ult Rec	(Mcf)	1,475,000	Water Ult Rec	(bbl)	3,266	FCond Ult Rec	(bbl)	1,489

Forecast Start (T0)	01/01/2014	Calculation Type	Performance	Est Cum Prod (Mcf)	1,356,521	Decline Exp	0.000
Forecast End (Tf)	11/14/2020	OVIP (Volumetric) (Mcf)	0	Remaining Rec (Mcf)	118,479	Initial Decline (De)	11.6
Initial Rate (qi) (Mcf/day)	69.6	Rec Factor (Volumetric)	0.000	Gas Surface Loss	0.15	Reserve Life Index	4.93
Final Rate (qf) (Mcf/day)	30.0	Ult Recoverable (Mcf)	1,475,000	Gas Total Sales (Mcf)	100,707	Reserve Half Life	2.73

INSITE Petroleum Consultants Ltd.

Legend Energy Canada Ltd.
CASH FLOW
Dec 31, 2013 Constant Prices and Costs (SEC Compliant) (CAD)

Location : Fort St John, British Columbia
Entity : 00/16-08-083-18W6/2
Formation : BALDONNEL
Effective December 31, 2013

Interests: BPO: (9999 M$) 7.5% GORI Rev: 2064-12-31
APO: 1: 22.5% WI

Lease Burden:
Lessor: Crown:New Oil 100% Base 12 Gas 100%

Total Proved Plus Probable Reserves

OIL, GAS & SULPHUR SUMMARY

		COMPANY OIL							COMPANY SALES GAS						SULPHUR		TOTAL	
	Wells	Pool Rates bbl/d	Pool Volumes bbl	WI Volume bbl	RI Volume bbl	Price $/bbl	Revenue $	Wells	Pool Rates Mcf/d	Pool Volumes Mcf	WI Volume Mcf	RI Volume Mcf	Price $/Mcf	Revenue $	Co. Share Volume lt	Price $/lt	WI Rates boe/d	Co. Share Rates boe/d
2014	0.0	0	0.0	0.0	0.0	0.00	0	0.0	0	0.0	0.0	0.0	0.00	0	0.0	0.00	0	0
2015	0.0	0	0.0	0.0	0.0	0.00	0	0.0	0	0.0	0.0	0.0	0.00	0	0.0	0.00	0	0
2016	0.0	0	0.0	0.0	0.0	0.00	0	0.0	0	0.0	0.0	0.0	0.00	0	0.0	0.00	0	0
2017	0.0	0	0.0	0.0	0.0	0.00	0	0.0	0	0.0	0.0	0.0	0.00	0	0.0	0.00	0	0
2018	0.0	0	0.0	0.0	0.0	0.00	0	0.0	0	0.0	0.0	0.0	0.00	0	0.0	0.00	0	0
2019	0.0	0	0.0	0.0	0.0	0.00	0	0.0	0	0.0	0.0	0.0	0.00	0	0.0	0.00	0	0
2020	0.0	0	0.0	0.0	0.0	0.00	0	0.0	0	0.0	0.0	0.0	0.00	0	0.0	0.00	0	0
2021	0.0	0	0.0	0.0	0.0	0.00	0	0.0	0	0.0	0.0	0.0	0.00	0	0.0	0.00	0	0
2022	0.0	0	0.0	0.0	0.0	0.00	0	0.0	0	0.0	0.0	0.0	0.00	0	0.0	0.00	0	0
2023	0.0	0	0.0	0.0	0.0	0.00	0	0.0	0	0.0	0.0	0.0	0.00	0	0.0	0.00	0	0
Sub			0.0	0.0	0.0	0.00	0			0.0	0.0	0.0	0.00	0	0.0	0.00		
Rem			0.0	0.0	0.0	0.00	0			0.0	0.0	0.0	0.00	0	0.0	0.00		
Total			0.0	0.0	0.0	0.00	0			0.0	0.0	0.0	0.00	0	0.0	0.00		

NGL SUMMARY

	CONDENSATE				ETHANE				PROPANE				BUTANE				TOTAL NGL		
	WI Volume bbl	RI Volume bbl	Price $/bbl	Co. Share Revenue $	WI Volume bbl	RI Volume bbl	Price $/bbl	Co. Share Revenue $	WI Volume bbl	RI Volume bbl	Price $/bbl	Co. Share Revenue $	WI Volume bbl	RI Volume bbl	Price $/bbl	Co. Share Revenue $	WI Volume bbl	RI Volumes bbl	CS Net Volumes bbl
2014	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.0
2015	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.0
2016	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.0
2017	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.0
2018	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.0
2019	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.0
2020	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.0
2021	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.0
2022	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.0
2023	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.0
Sub	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.0
Rem	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.0
Total	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.0

CASH FLOW BTAX

	Company Revenue $	Crown Royalty $	Freehold Royalty $	ORR Royalty $	Mineral Tax $	Total Royalty Burden %	Net Rev After Royalties $	Other Income $	Sask Corp Cap Tax $	Fixed Oper Expense $	Variable Operating Expense $	Other Expenses $	Total Operating Costs $	Abandon Cost & Salvage $	Net Operating Income $	Total Investment $	NET Cash Flow $	CUM Cash Flow $	Disc Cash Flow (10%) $
2014	0	0.0	0.0	0.0	0.0	0	0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0	0.0	0	0	0
2015	0	0.0	0.0	0.0	0.0	0	0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0	0.0	0	0	0
2016	0	0.0	0.0	0.0	0.0	0	0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0	0.0	0	0	0
2017	0	0.0	0.0	0.0	0.0	0	0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0	0.0	0	0	0
2018	0	0.0	0.0	0.0	0.0	0	0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0	0.0	0	0	0
2019	0	0.0	0.0	0.0	0.0	0	0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0	0.0	0	0	0
2020	0	0.0	0.0	0.0	0.0	0	0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0	0.0	0	0	0
2021	0	0.0	0.0	0.0	0.0	0	0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0	0.0	0	0	0
2022	0	0.0	0.0	0.0	0.0	0	0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0	0.0	0	0	0
2023	0	0.0	0.0	0.0	0.0	0	0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0	0.0	0	0	0
Sub	0	0.0	0.0	0.0	0.0	0	0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0	0.0	0	0	0
Rem	0	0.0	0.0	0.0	0.0	0	0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0	0.0	0	0	0
Total	0	0.0	0.0	0.0	0.0	0	0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0	0.0	0	0	0

CO. SHARE RESERVES LIFE (years)

Reserves Half Life	0.0
RLI (Principal Product)	0.00
Reserves Life	
RLI (BOE)	0.0

TOTAL RESERVES - SALES

	GROSS	WI	CO SH	NET
Oil (bbl)	0	0	0	0
Gas (Mcf)	0	0	0	0
Gas (bbl)	0	0	0	0
*NGL (bbl)	0	0	0	0
Cond (bbl)	0	0	0	0
Total (bbl)	0	0	0	0

*This NGL Value includes only Ethane, Propane and Butane. Condensate and Field Condensate are included in the Condensate line.

NET PRESENT VALUES BEFORE TAX

Discount Rate %	Op Income $	Investment $	Cash Flow $	NPV/BOE $/BOE
0	0	0.0	0	0.00
5	0	0.0	0	0.00
8	0	0.0	0	0.00
10	0	0.0	0	0.00
15	0	0.0	0	0.00
20	0	0.0	0	0.00

CAPITAL (undisc)

		Unrisked	Risked
Cost Of Prod.	$/BOEPD	0.00	0.00
Cost Of Reserves	$/BOE	0.00	0.00
Prob Of Success	%	100.00	100.00
Chance Of	%	100.00	100.00

ECONOMIC INDICATORS

		BTAX	
		Unrisked	Risked
Discount Rate	(%)	10.0	10.0
Payout	(Yrs)	0.00	0.00
Discounted Payout	(Yrs)	0.00	0.00
DCF Rate of Return	(%)	0.0	0.0
NPV/Undisc Invest		0.0	0.0
NPV/Disc Invest		0.0	0.0
Undisc NPV/Undisc Invest		0.0	0.0
NPV/DIS Cap Exposure		0.0	0.0
NPV/BOEPD	(M$/boepd)	0.0	0.0

FIRST 12 MONTHS AVG. PERFORMANCE (undisc)

		WI		Co. Share	
		Unrisked	Risked	Unrisked	Risked
Prod (3 Mo Ave)	(BOEPD)	0.00	0.00	0.00	0.00
Prod (12 Mo Ave)	(BOEPD)	0.00	0.00	0.00	0.00
Price	($/BOE)	0.00	0.00	0.00	0.00
Royalties	($/BOE)	0.00	0.00	0.00	0.00
Operating Costs	($/BOE)	0.00	0.00	0.00	0.00
NetBack	($/BOE)	0.00	0.00	0.00	0.00
Recycle Ratio	(ratio)	0.00	0.00	0.00	0.00

INSITE Petroleum Consultants Ltd.

Legend Energy Canada Ltd.
INPUT DATA SHEET
Dec 31, 2013 Constant Prices and Costs (SEC Compliant) (CAD)

Effective December 31, 2013

GENERAL

Property:	Fort St John	Operator:	PENN WEST PETROLEUM LTD.
Location:	00/16-08-083-18W6/3	Formation:	CADOMIN
Category	NRA	Calculation Type:	
Type:	Gas	Class:	Conventional
Current Status:	SUSPENDED GAS	Current Status Date:	2002-02-01
Alt ID:			

Entity Comments:

ZONE

Rig Release Date:	1997-09-04	Top Depth:	2,317.9 ft KB
Kelly Bushing:	1,367.8 ft SS	Total Depth:	3,086.9 ft KB
Pool Name:	CADOMIN	Midpoint Perf Depth:	2,326.1 ft KB

RESERVOIR & RESERVES SUMMARY   (* data from volumetric tab)

Reservoir Parameters *		Oil		Gas	
Formation Top:	ft	Original Volume In Place:	Mbbl	Original Volume In Place:	MMcf
Gas/Oil Contact:	ft	Recovery Factor:	Fraction	Recovery Factor:	Fraction
Water Contact:	ft	Ultimate Recoverable:	0.0 Mbbl	Ultimate Recoverable:	379.7 MMcf
Production Area:	acre	Cumulative Production:	0.0 Mbbl	Cumulative Production:	379.7 MMcf
Net Pay:	ft	Remaining Recoverable:	0.0 Mbbl	Remaining Recoverable:	0.0 MMcf
Reservoir Volume:	0.0 acre-ft	Oil Shrinkage: *	Fraction	Sales Gas:	0.0 MMcf
Porosity:	Fraction			Oil Saturation: *	Fraction
Water Saturation:	Fraction			Z Factor: *	Fraction
Initial Pressure:	psi			Surface Loss:	0.00 Fraction
Initial Temp:	F			H2S Content:	Fraction
				CO2 Content:	Fraction

Volumetric Remarks:

Category Remarks: Suspended

FORECAST RATES AND TRENDS

On Production Date:	1997-12-18	GOR:	scf/bbl
Lift Type:		OGR:	bbl/MMcf
Oil Gravity:	API	Water Cut:	%
Heating Value:	Btu/scf	WGR:	bbl/MMcf

Remaining Reserves

Gas:	0.0 Mcf	Oil:	0.0 Mbbl

Number of Trends: 0

Trends

Reserve Notes

Supporting Data Comments:

PRODUCT RESERVES & RATIOS (Sales Basis)*

	Reserve	Yield	ISC
Ethane			
Propane			
Butane			
Pentane+			
Field Condensate			
Sulphur			

* Items have details

INTERESTS AND BURDENS

Acquisition Date:	2011-07-01
Disposition Date:	

Interests	Lessor	Burdens
7.5% GORI	Crown New Oil 100% Base 12 Gas 100%	

Participant Remarks: To base Belloy

Legend Energy Canada Ltd.
PRODUCTION AND FORECAST

Effective December 31, 2013

			Fort St John
Operator:	PENN WEST PETROLEUM LTD.		00/16-08-083-18W6/3
Province:	British Columbia		NRA
Field:	FORT ST JOHN		
Pool:	CADOMIN		
Unit:			
Status:	SUSPENDED GAS		





Oil Cum	(bbl)	0	Gas Cum	(Mcf)	379,684	Water Cum	(bbl)	27,571	FCond Cum	(bbl)	0
Oil Rem Rec	(bbl)	0	Gas Rem Rec	(Mcf)	0	Water Rem Rec	(bbl)	0	FCond Rem Rec	(bbl)	45
Oil Ult Rec	(bbl)	0	Gas Ult Rec	(Mcf)	379,684	Water Ult Rec	(bbl)	27,571	FCond Ult Rec	(bbl)	45

Forecast Start (T0)		Calculation Type		Undefined	Est Cum Prod	(Mcf)	379,684	Decline Exp	
Forecast End (Tf)		OVIP (Volumetric)	(Mcf)	0	Remaining Rec	(Mcf)	0	Initial Decline (De)	
Initial Rate (qi)	(Mcf/day)	Rec Factor (Volumetric)		0.000	Gas Surface Loss		0.0	Reserve Life Index	
Final Rate (qf)	(Mcf/day)	Ult Recoverable	(Mcf)	379,684	Gas Total Sales	(Mcf)	0	Reserve Half Life	



R23W6

R23W6

T85   T85

WELL LEGEND

● Oil   ○ Location
☼ Gas   ◇ Other
◖ Suspended Oil   ☼ Abandoned Gas
☼ Suspended Gas   ◄ Abandoned Oil
⚲ Suspended   ✦ Abandoned
⚲ Injection

PIPELINE LEGEND

—— Oil
—— Natural Gas
—— Sour Natural Gas
—— Water
—— Other

Legend Energy Canada Ltd.

INGA

British Columbia

| Quick Select
(403) 640-9080 | Date: 2014/3/17
Author: mdr |

Legend Energy Canada Ltd.
DETAILED ECONOMIC SUMMARY
Dec 31, 2013 Constant Prices and Costs (SEC Compliant) (CAD)

Effective December 31, 2013 Inga

		PDP	PDNP	PU	PD+PU	Probable	P+P
Light and Medium Oil	**Mbbl**						
Ultimate Remaining		43.6			43.6	44.5	88.1
WI Before Royalty		39.3			39.3	40.0	79.3
WI After Royalty		38.0			38.0	37.8	75.8
Royalty Interest		0.1			0.1	0.0	0.2
Total Net		38.1			38.1	37.8	75.9
Total Oil	**Mbbl**						
Ultimate Remaining		43.6			43.6	44.5	88.1
WI Before Royalty		39.3			39.3	40.0	79.3
WI After Royalty		38.0			38.0	37.8	75.8
Royalty Interest		0.1			0.1	0.0	0.2
Total Net		38.1			38.1	37.8	75.9
BOE	**Mboe**						
Ultimate Remaining		43.6			43.6	44.5	88.1
WI Before Royalty		39.3			39.3	40.0	79.3
WI After Royalty		38.0			38.0	37.8	75.8
Royalty Interest		0.1			0.1	0.0	0.2
Total Net		38.1			38.1	37.8	75.9
NPV - BTAX	**M$**						
Undiscounted		1,959.9			1,959.9	1,237.1	3,197.0
Discounted at 5%		1,425.1			1,425.1	855.7	2,280.8
Discounted at 10%		1,097.1			1,097.1	622.0	1,719.2
Discounted at 15%		883.3			883.3	463.6	1,346.9
Discounted at 20%		736.2			736.2	348.5	1,084.8

Light & Medium Oil includes Shale Oil. Heavy Oil Includes Ultra Heavy in Alberta and Bitumen. Sales Gas includes Solution gas, Associated and Non- Associated gas, Coalbed Methane, Shale

INSITE Petroleum Consultants Ltd.

Legend Energy Canada Ltd.
DETAILED RESERVES AND PRESENT VALUE
Dec 31, 2013 Constant Prices and Costs (SEC Compliant) (CAD)
Inga

Effective December 31, 2013 — Proved Developed Producing

Location	Formation	Avg Int %	Category	Oil WI Mstb	Oil RI Mstb	Oil Net Mstb	Sales Gas WI MMcf	Sales Gas RI MMcf	Sales Gas Net MMcf	NGL WI Mstb	NGL RI Mstb	NGL Net Mstb	BOE WI Mboe	BOE RI Mboe	BOE Net Mboe	Present Value 5% M$	Present Value 10% M$	Present Value 15% M$
Inga																		
00/16-19-085-23W6/0	INGA SAND	90.30	PDP	39.3	0.1	38.1	0.0	0.0	0.0	0.0	0.0	0.0	39.3	0.1	38.1	1,425.1	1,097.1	863.3
Inga				39.3	0.1	38.1	0.0	0.0	0.0	0.0	0.0	0.0	39.3	0.1	38.1	1,425.1	1,097.1	863.3
Total				39.3	0.1	38.1	0.0	0.0	0.0	0.0	0.0	0.0	39.3	0.1	38.1	1,425.1	1,097.1	863.3

INSITE Petroleum Consultants Ltd.

Legend Energy Canada Ltd.
CASH FLOW
Dec 31, 2013 Constant Prices and Costs (SEC Compliant) (CAD)

Selection : Inga

Effective December 31, 2013 — Total Proved Developed Producing Reserves

OIL, GAS & SULPHUR SUMMARY

	COMPANY OIL						
	Wells	Pool Rates bbl/d	Pool Volumes bbl	WI Volume bbl	RI Volume bbl	Price $/bbl	Revenue $
2014	1.0	10	3,562.9	3,206.6	10.7	89.95	289,387
2015	1.0	9	3,394.1	3,054.7	10.2	89.95	275,681
2016	1.0	9	3,242.0	2,917.8	9.7	89.95	263,325
2017	1.0	8	3,079.8	2,771.8	9.2	89.95	250,151
2018	1.0	8	2,933.9	2,640.5	8.8	89.95	238,303
2019	1.0	8	2,795.0	2,515.5	8.4	89.95	227,016
2020	1.0	7	2,669.7	2,402.7	8.0	89.95	216,842
2021	1.0	7	2,536.1	2,282.5	7.6	89.95	205,994
2022	1.0	7	2,416.0	2,174.4	7.2	89.95	196,237
2023	1.0	6	2,301.6	2,071.4	6.9	89.95	186,943
Sub			28,931.2	26,038.0	86.8	89.95	2,349,880
Rem			14,698.7	13,228.8	44.1	89.95	1,193,874
Total			43,629.9	39,266.9	130.9	89.95	3,543,754

	COMPANY SALES GAS							SULPHUR		TOTAL	
	Wells	Pool Rates Mcf/d	Pool Volumes Mcf	WI Volume Mcf	RI Volume Mcf	Price $/Mcf	Revenue $	Co. Share Volume lt	Price $/lt	WI Rates boe/d	Co. Share Rates boe/d
2014	0.0	0	0.0	0.0	0.0	0.00	0	0.0	0.00	9	9
2015	0.0	0	0.0	0.0	0.0	0.00	0	0.0	0.00	8	8
2016	0.0	0	0.0	0.0	0.0	0.00	0	0.0	0.00	8	8
2017	0.0	0	0.0	0.0	0.0	0.00	0	0.0	0.00	8	8
2018	0.0	0	0.0	0.0	0.0	0.00	0	0.0	0.00	7	7
2019	0.0	0	0.0	0.0	0.0	0.00	0	0.0	0.00	7	7
2020	0.0	0	0.0	0.0	0.0	0.00	0	0.0	0.00	7	7
2021	0.0	0	0.0	0.0	0.0	0.00	0	0.0	0.00	6	6
2022	0.0	0	0.0	0.0	0.0	0.00	0	0.0	0.00	6	6
2023	0.0	0	0.0	0.0	0.0	0.00	0	0.0	0.00	6	6
Sub			0.0	0.0	0.0	0.00	0	0.0	0.00		
Rem			0.0	0.0	0.0	0.00	0	0.0	0.00		
Total			0.0	0.0	0.0	0.00	0	0.0	0.00		

NGL SUMMARY

	CONDENSATE				ETHANE				PROPANE				BUTANE				TOTAL NGL		
	WI Volume bbl	RI Volume bbl	Price $/bbl	Co. Share Revenue $	WI Volume bbl	RI Volume bbl	Price $/bbl	Co. Share Revenue $	WI Volume bbl	RI Volume bbl	Price $/bbl	Co. Share Revenue $	WI Volume bbl	RI Volume bbl	Price $/bbl	Co. Share Revenue $	WI Volume bbl	RI Volumes bbl	CS Net Volumes bbl
2014	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.0
2015	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.0
2016	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.0
2017	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.0
2018	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.0
2019	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.0
2020	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.0
2021	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.0
2022	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.0
2023	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.0
Sub	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.0
Rem	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.0
Total	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.0

CASH FLOW BTAX

	Company Revenue $	Crown Royalty $	Freehold Royalty $	ORR Royalty $	Mineral Tax $	Total Royalty Burden %	Net Rev After Royalties $	Other Income $	Sask Corp Cap Tax $
2014	289,387	12,864.7	0.0	0.0	0.0	4	276,522	0.0	0.0
2015	275,681	11,674.9	0.0	0.0	0.0	4	264,006	0.0	0.0
2016	263,325	10,622.8	0.0	0.0	0.0	4	252,703	0.0	0.0
2017	250,151	9,610.9	0.0	0.0	0.0	4	240,540	0.0	0.0
2018	238,303	8,722.0	0.0	0.0	0.0	4	229,581	0.0	0.0
2019	227,016	7,915.4	0.0	0.0	0.0	3	219,101	0.0	0.0
2020	216,842	7,202.1	0.0	0.0	0.0	3	209,640	0.0	0.0
2021	205,994	6,517.3	0.0	0.0	0.0	3	199,476	0.0	0.0
2022	196,237	5,914.5	0.0	0.0	0.0	3	190,323	0.0	0.0
2023	186,943	5,367.5	0.0	0.0	0.0	3	181,575	0.0	0.0
Sub	2,349,880	86,412.1	0.0	0.0	0.0	4	2,263,468	0.0	0.0
Rem	1,193,874	28,137.3	0.0	0.0	0.0	2	1,165,737	0.0	0.0
Total	3,543,754	114,549.4	0.0	0.0	0.0	3	3,429,205	0.0	0.0

	Fixed Oper Expense $	Variable Operating Expense $	Other Expenses $	Total Operating Costs $	Abandon Cost & Salvage $	Net Operating Income $	Total Investment $	NET Cash Flow $	CUM Cash Flow $	Disc Cash Flow (10%) $
2014	87,210.0	16,834.5	0.0	104,044.5	0.0	172,478	45,000.0	127,478	127,478	121,338
2015	64,800.0	16,037.2	0.0	80,837.2	0.0	183,168	0.0	183,168	310,646	158,923
2016	64,800.0	15,318.5	0.0	80,118.5	0.0	172,584	0.0	172,584	483,230	136,126
2017	64,800.0	14,552.1	0.0	79,352.1	0.0	161,188	0.0	161,188	644,419	115,480
2018	64,800.0	13,862.8	0.0	78,662.8	0.0	150,918	0.0	150,918	795,337	98,299
2019	64,800.0	13,206.2	0.0	78,006.2	0.0	141,095	0.0	141,095	936,432	83,552
2020	64,800.0	12,614.4	0.0	77,414.4	0.0	132,226	0.0	132,226	1,068,658	71,168
2021	64,800.0	11,983.3	0.0	76,783.3	0.0	122,693	0.0	122,693	1,191,351	60,037
2022	64,800.0	11,415.7	0.0	76,215.7	0.0	114,107	0.0	114,107	1,305,458	50,763
2023	64,800.0	10,875.0	0.0	75,675.0	0.0	105,900	0.0	105,900	1,411,358	42,832
Sub	670,410.0	136,699.8	0.0	807,109.8	0.0	1,456,358	45,000.0	1,411,358	1,411,358	938,519
Rem	509,940.0	69,451.3	0.0	579,391.3	37,800.0	548,545	0.0	548,545	1,959,903	158,616
Total	1,180,350.	206,151.1	0.0	1,386,501.	37,800.0	2,004,903	45,000.0	1,959,903	1,959,903	1,097,134

CO. SHARE RESERVES LIFE (years)

Reserves Half Life	7.1
RLI (Principal Product)	12.25
Reserves Life	18.00
RLI (BOE)	12.2

TOTAL RESERVES - SALES

	GROSS	WI	CO SH	NET
Oil (bbl)	43,630	39,267	39,398	38,124
Gas (Mcf)	0	0	0	0
Gas (bbl)	0	0	0	0
*NGL (bbl)	0	0	0	0
Cond (bbl)	0	0	0	0
Total (bbl)	43,630	39,267	39,398	38,124

*This NGL Value includes only Ethane, Propane and Butane. Condensate and Field Condensate are included in the Condensate line.

NET PRESENT VALUES BEFORE TAX

Discount Rate %	Op Income $	Investment $	Cash Flow $	NPV/BOE $/BOE
0	2,004,903	45,000.0	1,959,903	49.75
5	1,468,960	43,837.4	1,425,122	36.17
8	1,254,022	43,179.8	1,210,843	30.73
10	1,139,891	42,756.8	1,097,134	27.85
15	925,016	41,749.2	883,267	22.42
20	777,041	40,806.7	736,234	18.69

CAPITAL (undisc)

		Unrisked	Risked
Cost Of Prod.	$/BOEPD	5,108.76	5,108.76
Cost Of Reserves	$/BOE	1.14	1.14
Prob Of Success	%	100.00	
Chance Of	%	100.00	

ECONOMIC INDICATORS

		BTAX Unrisked		BTAX Risked	
Discount Rate	(%)		10.0		10.0
Payout	(Yrs)		0.00		0.00
Discounted Payout	(Yrs)		0.00		0.00
DCF Rate of Return	(%)	>	200.0	>	200.0
NPV/Undisc Invest			24.4		24.4
NPV/Disc Invest			25.7		25.7
Undisc NPV/Undisc Invest			43.6		43.6
NPV/DIS Cap Exposure			25.7		25.7
NPV/BOEPD	(M$/boepd)		124.6		124.6

FIRST 12 MONTHS AVG. PERFORMANCE (undisc)

		WI Unrisked	WI Risked	Co. Share Unrisked	Co. Share Risked
Prod (3 Mo Ave)	(BOEPD)	8.95	8.95	8.98	8.98
Prod (12 Mo Ave)	(BOEPD)	8.78	8.78	8.81	8.81
Price	($/BOE)	89.95	89.95	89.95	89.95
Royalties	($/BOE)	4.01	4.01	4.00	4.00
Operating Costs	($/BOE)	32.45	32.45	32.34	32.34
NetBack	($/BOE)	53.79	53.79	53.61	53.61
Recycle Ratio	(ratio)	46.94	46.94	46.94	46.94

INSITE Petroleum Consultants Ltd.

Legend Energy Canada Ltd.
DETAILED RESERVES AND PRESENT VALUE
Dec 31, 2013 Constant Prices and Costs (SEC Compliant) (CAD)
Inga

Effective December 31, 2013   Proved Plus Probable

Location	Formation	Avg Int %	Category	Oil WI Mstb	Oil RI Mstb	Oil Net Mstb	Sales Gas WI MMcf	Sales Gas RI MMcf	Sales Gas Net MMcf	NGL WI Mstb	NGL RI Mstb	NGL Net Mstb	BOE WI Mboe	BOE RI Mboe	BOE Net Mboe	Present Value 5% M$	Present Value 10% M$	Present Value 15% M$
Inga																		
00/16-19-085-23W6/0	INGA SAND	90.30	P+P	46.5	0.2	45.1	0.0	0.0	0.0	0.0	0.0	0.0	46.5	0.2	45.1	1,595.1	1,188.0	936.7
XX/14-20-085-23W6/0	INGA SAND	90.00	Probable	32.8	0.0	30.8	0.0	0.0	0.0	0.0	0.0	0.0	32.8	0.0	30.8	685.7	531.2	410.1
Inga				79.3	0.2	75.9	0.0	0.0	0.0	0.0	0.0	0.0	79.3	0.2	75.9	2,280.8	1,719.2	1,346.9
Total				79.3	0.2	75.9	0.0	0.0	0.0	0.0	0.0	0.0	79.3	0.2	75.9	2,280.8	1,719.2	1,346.9

Legend Energy Canada Ltd.
CASH FLOW
Dec 31, 2013 Constant Prices and Costs (SEC Compliant) (CAD)

Selection : Inga
Effective December 31, 2013   Total Proved Plus Probable Reserves

OIL, GAS & SULPHUR SUMMARY

	COMPANY OIL							COMPANY SALES GAS							SULPHUR		TOTAL	
	Wells	Pool Rates bbl/d	Pool Volumes bbl	WI Volume bbl	RI Volume bbl	Price $/bbl	Revenue $	Wells	Pool Rates Mcf/d	Pool Volumes Mcf	WI Volume Mcf	RI Volume Mcf	Price $/Mcf	Revenue $	Co. Share Volume lt	Price $/lt	WI Rates boe/d	Co. Share Rates boe/d
2014	1.0	10	3,573.7	3,216.3	10.7	89.95	290,265	0.0	0	0.0	0.0	0.0	0.00	0	0.0	0.00	9	9
2015	2.0	34	12,341.1	11,107.0	10.3	89.95	999,978	0.0	0	0.0	0.0	0.0	0.00	0	0.0	0.00	30	30
2016	2.0	30	10,907.1	9,816.4	9.9	89.95	883,852	0.0	0	0.0	0.0	0.0	0.00	0	0.0	0.00	27	27
2017	2.0	25	8,997.8	8,098.0	9.4	89.95	729,253	0.0	0	0.0	0.0	0.0	0.00	0	0.0	0.00	22	22
2018	2.0	21	7,525.9	6,773.3	9.0	89.95	610,062	0.0	0	0.0	0.0	0.0	0.00	0	0.0	0.00	19	19
2019	2.0	17	6,366.9	5,730.2	8.7	89.95	516,199	0.0	0	0.0	0.0	0.0	0.00	0	0.0	0.00	16	16
2020	2.0	15	5,463.8	4,917.4	8.3	89.95	443,065	0.0	0	0.0	0.0	0.0	0.00	0	0.0	0.00	13	13
2021	2.0	13	4,718.9	4,247.0	8.0	89.95	382,730	0.0	0	0.0	0.0	0.0	0.00	0	0.0	0.00	12	12
2022	2.0	11	3,877.3	3,489.6	7.6	89.95	314,567	0.0	0	0.0	0.0	0.0	0.00	0	0.0	0.00	10	10
2023	1.0	7	2,439.0	2,195.1	7.3	89.95	198,107	0.0	0	0.0	0.0	0.0	0.00	0	0.0	0.00	6	6
Sub			66,211.6	59,590.4	89.3	89.95	5,368,076		0.0	0.0	0.0	0.0	0.00	0	0.0	0.00		
Rem			21,870.3	19,683.3	65.6	89.95	1,776,373		0.0	0.0	0.0	0.0	0.00	0	0.0	0.00		
Total			88,081.9	79,273.7	154.9	89.95	7,144,448		0.0	0.0	0.0	0.0	0.00	0	0.0	0.00		

NGL SUMMARY

	CONDENSATE				ETHANE				PROPANE				BUTANE				TOTAL NGL		
	WI Volume bbl	RI Volume bbl	Price $/bbl	Co. Share Revenue $	WI Volume bbl	RI Volume bbl	Price $/bbl	Co. Share Revenue $	WI Volume bbl	RI Volume bbl	Price $/bbl	Co. Share Revenue $	WI Volume bbl	RI Volume bbl	Price $/bbl	Co. Share Revenue $	WI Volume bbl	RI Volumes bbl	CS Net Volumes bbl
2014	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.0
2015	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.0
2016	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.0
2017	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.0
2018	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.0
2019	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.0
2020	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.0
2021	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.0
2022	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.0
2023	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.0
Sub	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.0
Rem	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.0
Total	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.0

CASH FLOW BTAX

	Company Revenue $	Crown Royalty $	Freehold Royalty $	ORR Royalty $	Mineral Tax $	Total Royalty Burden %	Net Rev After Royalties $	Other Income $	Sask Corp Cap Tax $	Fixed Oper Expense $	Variable Operating Expense $	Other Expenses $	Total Operating Costs $	Abandon Cost & Salvage $	Net Operating Income $	Total Investment $	NET Cash Flow $	CUM Cash Flow $	Disc Cash Flow (10%) $
2014	290,265	12,942.3	0.0	0.0	0.0	4	277,323	0.0	0.0	87,210.0	16,885.6	0.0	104,095.6	0.0	173,227	45,000.0	128,227	128,227	122,042
2015	999,978	82,636.8	0.0	0.0	0.0	8	917,341	0.0	0.0	163,800.0	58,311.7	0.0	222,111.7	0.0	695,229	837,000.0	-141,771	-13,544	-156,022
2016	883,852	58,095.4	0.0	0.0	0.0	7	825,756	0.0	0.0	172,800.0	51,535.9	0.0	224,335.9	0.0	601,420	0.0	601,420	587,876	474,987
2017	729,253	37,785.7	0.0	0.0	0.0	5	691,467	0.0	0.0	172,800.0	42,514.7	0.0	215,314.7	0.0	476,152	0.0	476,152	1,064,029	341,129
2018	610,062	25,704.3	0.0	0.0	0.0	4	584,357	0.0	0.0	172,800.0	35,560.0	0.0	208,360.0	0.0	375,997	0.0	375,997	1,440,026	244,903
2019	516,199	18,261.9	0.0	0.0	0.0	4	497,937	0.0	0.0	172,800.0	30,083.4	0.0	202,883.4	0.0	295,053	0.0	295,053	1,735,080	174,721
2020	443,065	13,629.3	0.0	0.0	0.0	3	429,435	0.0	0.0	172,800.0	25,816.6	0.0	198,616.6	0.0	230,819	0.0	230,819	1,965,898	124,233
2021	382,730	10,595.4	0.0	0.0	0.0	3	372,134	0.0	0.0	172,800.0	22,297.0	0.0	195,097.0	0.0	177,037	0.0	177,037	2,142,936	86,630
2022	314,567	8,319.2	0.0	0.0	0.0	3	306,248	0.0	0.0	153,348.4	18,320.3	0.0	171,668.7	37,800.0	96,779	0.0	96,779	2,239,715	43,055
2023	198,107	6,027.7	0.0	0.0	0.0	3	192,079	0.0	0.0	64,800.0	11,524.5	0.0	76,324.5	0.0	115,754	0.0	115,754	2,355,469	46,818
Sub	5,368,076	273,998.1	0.0	0.0	0.0	5	5,094,077	0.0	0.0	1,505,958.	312,849.7	0.0	1,818,808.	37,800.0	3,237,469	882,000.0	2,355,469	2,355,469	1,502,495
Rem	1,776,373	42,626.1	0.0	0.0	0.0	2	1,733,747	0.0	0.0	751,122.6	103,337.1	0.0	854,459.7	37,800.0	841,487	0.0	841,487	3,196,956	216,688
Total	7,144,448	316,624.2	0.0	0.0	0.0	4	6,827,824	0.0	0.0	2,257,081.	416,186.8	0.0	2,673,267.	75,600.0	4,078,956	882,000.0	3,196,956	3,196,956	1,719,183

CO. SHARE RESERVES LIFE (years)

Reserves Half Life	5.1
RLI (Principal Product)	24.61
Reserves Life	22.00
RLI (BOE)	24.6

TOTAL RESERVES - SALES

	GROSS	WI	CO SH	NET
Oil (bbl)	88,082	79,274	79,429	75,908
Gas (Mcf)	0	0	0	0
Gas (bbl)	0	0	0	0
*NGL (bbl)	0	0	0	0
Cond (bbl)	0	0	0	0
Total (bbl)	88,082	79,274	79,429	75,908

*This NGL Value includes only Ethane, Propane and Butane. Condensate and Field Condensate are included in the Condensate line.

NET PRESENT VALUES BEFORE TAX

Discount Rate %	Op Income $	Investment $	Cash Flow $	NPV/BOE $/BOE
0	4,078,956	882,000.0	3,196,956	40.25
5	3,120,226	839,411.1	2,280,815	28.72
8	2,730,373	815,774.9	1,914,598	24.10
10	2,519,926	800,742.8	1,719,183	21.64
15	2,112,377	765,478.9	1,346,898	16.96
20	1,817,953	733,190.0	1,084,763	13.66

CAPITAL (undisc)

		Unrisked	Risked
Cost Of Prod.	$/BOEPD	99,828.94	99,828.94
Cost Of Reserves	$/BOE	11.10	11.10
Prob Of Success	%	100.00	
Chance Of	%	100.00	

ECONOMIC INDICATORS

		BTAX	
		Unrisked	Risked
Discount Rate	(%)	10.0	10.0
Payout	(Yrs)	0.00	0.00
Discounted Payout	(Yrs)	0.00	0.00
DCF Rate of Return	(%)	> 200.0	> 200.0
NPV/Undisc Invest		1.9	1.9
NPV/Disc Invest		2.1	2.1
Undisc NPV/Undisc Invest		3.6	3.6
NPV/DIS Cap Exposure		2.1	2.1
NPV/BOEPD	(M$/boepd)	194.6	194.6

FIRST 12 MONTHS AVG. PERFORMANCE (undisc)

		WI		Co. Share	
		Unrisked	Risked	Unrisked	Risked
Prod (3 Mo Ave)	(BOEPD)	8.95	8.95	8.98	8.98
Prod (12 Mo Ave)	(BOEPD)	8.81	8.81	8.84	8.84
Price	($/BOE)	89.95	89.95	89.95	89.95
Royalties	($/BOE)	4.02	4.02	4.01	4.01
Operating Costs	($/BOE)	32.36	32.36	32.26	32.26
NetBack	($/BOE)	53.86	53.86	53.68	53.68
Recycle Ratio	(ratio)	4.84	4.84	4.83	4.83

Legend Energy Canada Ltd.
ENTITY INTERESTS

Effective December 31, 2013

Location Disposition Date	Formation Status	Type Class	Interests	Lessor: Production Class	Burdens
Inga					
XX/08-19-085-23W6/0	INGA SAND OIL	Oil Light	90% WI Remarks: To base Charlie Lake	Crown:Base 12 Gas 100% /Tier 3 Oil 100%	
00/16-19-085-23W6/0	INGA SAND OIL	Oil Light	90% WI+0.3% GORI Remarks: To base Charlie Lake	Crown:New Oil 100% Base 12 Gas 100%	
XX/14-20-085-23W6/0	INGA SAND OIL	Oil Light	90% WI Remarks: To base Charlie Lake	Crown:Base 12 Gas 100% /Tier 3 Oil 100%	

INSITE Petroleum Consultants Ltd.

Legend Energy Canada Ltd.
WELL ID AND CODES LIST

Effective December 31, 2013

Well ID	Status	Type	Formation	Operator	Field Name	Field Code	Pool Name	Pool Code	Unit Name	Unit Code	Dates Status	Rig Rel	On Prod
Inga													
00/16-19-085-23W6/0	OIL	Oil	INGA	LEGEND ENERGY CANADA LTD.	INGA	BC4900	INGA A	BC490045 75A			2000-03-01	1979-09-11	1980-01-02

Legend Energy Canada Ltd.
PRODUCTION SUMMARY
Gross Production

Effective December 31, 2013 Inga

Location	Formation	Company Interest %	Well Count	Production for Dec 2013 Oil bbl	Production for Dec 2013 Gas Mcf	Production for Dec 2013 Water bbl	Jan 2013 to Dec 2013 Oil bbl	Jan 2013 to Dec 2013 Gas Mcf	Jan 2013 to Dec 2013 Water bbl	Cumulative to Dec 2013 Oil bbl	Cumulative to Dec 2013 Gas Mcf	Cumulative to Dec 2013 Water bbl	First Month	Last Month
Inga														
1 00/16-19-085-23W6/0	INGA SAND	90.30	1	378	1,178	0	3,669	12,032	152	218,370	425,815	2,113	01/80	12/13
Inga				378	1,178	0	3,669	12,032	152	218,370	425,815	2,113		
Total				378	1,178	0	3,669	12,032	152	218,370	425,815	2,113		

INSITE Petroleum Consultants Ltd.

Legend Energy Canada Ltd.
OPERATING COSTS

Effective December 31, 2013 — All Categories

Location	Formation	Type	Category	Fixed Costs: Ann. M$/yr	Fixed Costs: Ann. $/w/yr	Fixed Costs: Mo. $/w/mo	Variable Oil Costs*: Var.[1] $/bbl	Variable Oil Costs*: Truck[3] $/bbl	Variable Oil Costs*: Trans[3] Adj. $/bbl	Variable Gas Costs*: Var.[1] $/Mcf	Variable Gas Costs*: Gath.[2] $/Mcf	Variable Gas Costs*: Cust[2] Proc. $/Mcf	Variable Gas Costs*: Plant[2] Oper. $/Mcf	Variable Gas Costs*: Trans[3] Adj. $/Mcf	GCA $/Mcf	Other: NGL[3] Trans. $/bbl	Other: Water Disp. $/bbl	Other: Sulph[3] Trans. $/lt	Other: Sulph Oper. $/Mcf	Other: Aband Costs M$
Inga																				
00/16-19-085-23W6/0	INGA SAND	Oil	PDP			***10,150***	5.25													42.00
00/16-19-085-23W6/0	INGA SAND	Oil	P+P			***10,150***	5.25													42.00
XX/14-20-085-23W6/0	INGA SAND	Oil	Probable			10,000	5.25													42.00

[1]Note 1: cost not royalty deductable. [2]Note 2: cost is royalty deductable. [3]Note 3: cost used in price adjustment. Bold-Italic values have details.

Legend Energy Canada Ltd.
CAPITAL COSTS
ALL COSTS IN 2014 DOLLARS

Location	Formation	Category	Date	Capital Type	Total Amount M$	Committed Amount M$	Comments
Inga							
00/16-19-085-23W6/0	INGA SAND	PDP	2014-07-01	Oil Equip	50.0	50.0	Lease buyout
00/16-19-085-23W6/0	INGA SAND	P+P	2014-07-01	Oil Equip	50.0	50.0	Lease buyout
XX/14-20-085-23W6/0	INGA SAND	Probable	2015-01-01	Dev Drill	695.0	695.0	Drilling
XX/14-20-085-23W6/0	INGA SAND	Probable	2015-01-01	Dev Compl	120.0	120.0	Completion
XX/14-20-085-23W6/0	INGA SAND	Probable	2015-01-01	Oil Equip	115.0	115.0	Surface equipment
Inga							
Total							

INSITE Petroleum Consultants Ltd.

Legend Energy Canada Ltd.
INPUT DATA SHEET
Dec 31, 2013 Constant Prices and Costs (SEC Compliant) (CAD)

Effective December 31, 2013

GENERAL

Property:	Inga	Operator:	LEGEND ENERGY CANADA LTD.
Location:	00/16-19-085-23W6/0	Formation	INGA SAND
Category	PDP	Calculation Type:	Performance
Type:	Oil	Class:	Light
Current Status:	OIL	Current Status Date:	2000-03-01
Alt ID:			

Entity Comments:

ZONE

Rig Release Date:	1979-09-11	Top Depth:	4,940.9 ft KB
Kelly Bushing:	2,294.9 ft SS	Total Depth:	5,679.1 ft KB
Pool Name:	INGA A	Midpoint Perf Depth:	4,944.2 ft KB

RESERVOIR & RESERVES SUMMARY   (* data from volumetric tab)

Reservoir Parameters **		Oil		Gas	
Formation Top:	ft	Original Volume In Place:	Mbbl	Original Volume In Place:	MMcf
Gas/Oil Contact:	ft	Recovery Factor:	Fraction	Recovery Factor:	Fraction
Water Contact:	ft	Ultimate Recoverable:	262.0 Mbbl	Ultimate Recoverable:	425.8 MMcf
Production Area:	acre	Cumulative Production:	218.4 Mbbl	Cumulative Production:	425.8 MMcf
Net Pay:	3.94 ft	Remaining Recoverable:	43.6 Mbbl	Remaining Recoverable:	0.0 MMcf
Reservoir Volume:	0.0 acre-ft	Oil Shrinkage: *	0.90 Fraction	Sales Gas:	0.0 MMcf
Porosity:	0.085 Fraction			Oil Saturation: *	Fraction
Water Saturation:	0.350 Fraction			Z Factor: *	Fraction
Initial Pressure:	psi			Surface Loss:	0.00 Fraction
Initial Temp:	F			H2S Content:	0.0000 Fraction
				CO2 Content:	0.0000 Fraction

Volumetric Remarks:

Category Remarks:

FORECAST RATES AND TRENDS

On Production Date:	1980-01-02	GOR:	scf/bbl
Lift Type:		OGR:	bbl/MMcf
Oil Gravity:	API	Water Cut:	%
Heating Value:	Btu/scf	WGR:	bbl/MMcf

Remaining Reserves

Gas:	0.0 Mcf	Oil:	43.6 Mbbl

Number of Trends:	1

Trends 1

Product:	Oil
Start Date:	2014-01-01
End Date:	2031-11-14
Initial Rate:	10 bbl/day
Rate at Effective Date:	10 bbl/day
Final Rate:	4 bbl/day
Decline Exponent:	0.000
Min Effective Decline:	
Final Cum:	262.0 Mbbl

Reserve Notes

Supporting Data Comments:

PRODUCT RESERVES & RATIOS (Sales Basis)*

	Reserve	Yield	ISC
Ethane			
Propane			
Butane			
Pentane+			
Field Condensate			
Sulphur			

* Items have details

INTERESTS AND BURDENS

Acquisition Date:	2011-07-01
Disposition Date:	

Interests	Lessor	Burdens
90% WI+0.3% GORI	Crown:New Oil 100% Base 12 Gas 100%	

Participant Remarks: To base Charlie Lake

Legend Energy Canada Ltd.
PRODUCTION AND FORECAST

Effective December 31, 2013

Operator:	**LEGEND ENERGY CANADA LTD.**		**Inga**
Province:	**British Columbia**		**00/16-19-085-23W6/0**
Field:	**INGA**		**PDP**
Pool:	**INGA A**		
Unit:			
Status:	**OIL**		



Hours Of Production (hours)
Cumulative Oil Production (bbl)
Calendar Daily Oil Production (bbl/day)
Gas/Oil Ratio (scf/bbl)
Water/Oil Ratio (bbl/bbl)
Oil Qf
Aq
Eff End Of Hist
2008
2009
2010
2011
2012
2013
2014
2015
2016
Time (Years)



Calendar Daily Oil Production (bbl/day)
Oil Qf
Eff End Of Hist
0
25,000
50,000
75,000
100,000
125,000
150,000
175,000
200,000
225,000
250,000
275,000
300,00
Cumulative Oil Production (bbl)

Oil Cum	(bbl)	218,370	Gas Cum	(Mcf)	425,815	Water Cum	(bbl)	2,113	FCond Cum	(bbl)	0
Oil Rem Rec	(bbl)	43,630	Gas Rem Rec	(Mcf)	0	Water Rem Rec	(bbl)	0	FCond Rem Rec	(bbl)	0
Oil Ult Rec	(bbl)	262,000	Gas Ult Rec	(Mcf)	425,815	Water Ult Rec	(bbl)	2,113	FCond Ult Rec	(bbl)	0

Forecast Start (T0)		01/01/2014	Calculation Type		Performance	Est Cum Prod	(bbl)	218,370	Decline Exp		0.000
Forecast End (Tf)		11/13/2031	OVIP (Volumetric)	(bbl)	0	Remaining Rec	(bbl)	43,630	Initial Decline (De)		04.7
Initial Rate (qi)	(bbl/day)	10.0	Rec Factor (Volumetric)		0.000	Gas Surface Loss		0.0	Reserve Life Index		12.25
Final Rate (qf)	(bbl/day)	4.2	Ult Recoverable	(bbl)	262,000	Gas Total Sales	(Mcf)	0	Reserve Half Life		7.06

INSITE Petroleum Consultants Ltd.

Legend Energy Canada Ltd.
CASH FLOW
Dec 31, 2013 Constant Prices and Costs (SEC Compliant) (CAD)

Location : Inga, British Columbia
Entity : 00/16-19-085-23W6/0
Formation : INGA SAND
Effective December 31, 2013

Interests: 90% WI+0.3% GORI

Total Proved Developed Producing Reserves

Lease Burden:

Lessor: Crown:New Oil 100% Base 12 Gas 100%

OIL, GAS & SULPHUR SUMMARY

	COMPANY OIL							COMPANY SALES GAS							SULPHUR		TOTAL	
	Wells	Pool Rates bbl/d	Pool Volumes bbl	WI Volume bbl	RI Volume bbl	Price $/bbl	Revenue $	Wells	Pool Rates Mcf/d	Pool Volumes Mcf	WI Volume Mcf	RI Volume Mcf	Price $/Mcf	Revenue $	Co. Share Volume lt	Price $/lt	WI Rates boe/d	Co. Share Rates boe/d
2014	1.0	10	3,562.9	3,206.6	10.7	89.95	289,387	0.0	0	0.0	0.0	0.0	0.00	0	0.0	0.00	9	9
2015	1.0	9	3,394.1	3,054.7	10.2	89.95	275,681	0.0	0	0.0	0.0	0.0	0.00	0	0.0	0.00	8	8
2016	1.0	9	3,242.0	2,917.8	9.7	89.95	263,325	0.0	0	0.0	0.0	0.0	0.00	0	0.0	0.00	8	8
2017	1.0	8	3,079.8	2,771.8	9.2	89.95	250,151	0.0	0	0.0	0.0	0.0	0.00	0	0.0	0.00	8	8
2018	1.0	8	2,933.9	2,640.5	8.8	89.95	238,303	0.0	0	0.0	0.0	0.0	0.00	0	0.0	0.00	7	7
2019	1.0	8	2,795.0	2,515.5	8.4	89.95	227,016	0.0	0	0.0	0.0	0.0	0.00	0	0.0	0.00	7	7
2020	1.0	7	2,669.7	2,402.7	8.0	89.95	216,842	0.0	0	0.0	0.0	0.0	0.00	0	0.0	0.00	7	7
2021	1.0	7	2,536.1	2,282.5	7.6	89.95	205,994	0.0	0	0.0	0.0	0.0	0.00	0	0.0	0.00	6	6
2022	1.0	7	2,416.0	2,174.4	7.2	89.95	196,237	0.0	0	0.0	0.0	0.0	0.00	0	0.0	0.00	6	6
2023	1.0	6	2,301.6	2,071.4	6.9	89.95	186,943	0.0	0	0.0	0.0	0.0	0.00	0	0.0	0.00	6	6
Sub			28,931.2	26,038.0	86.8	89.95	2,349,880			0.0	0.0	0.0	0.00	0	0.0	0.00		
Rem			14,698.7	13,228.8	44.1	89.95	1,193,874			0.0	0.0	0.0	0.00	0	0.0	0.00		
Total			43,629.9	39,266.9	130.9	89.95	3,543,754			0.0	0.0	0.0	0.00	0	0.0	0.00		

NGL SUMMARY

	CONDENSATE				ETHANE				PROPANE				BUTANE				TOTAL NGL		
	WI Volume bbl	RI Volume bbl	Price $/bbl	Co. Share Revenue $	WI Volume bbl	RI Volume bbl	Price $/bbl	Co. Share Revenue $	WI Volume bbl	RI Volume bbl	Price $/bbl	Co. Share Revenue $	WI Volume bbl	RI Volume bbl	Price $/bbl	Co. Share Revenue $	WI Volume bbl	RI Volumes bbl	CS Net Volumes bbl
2014	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.0
2015	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.0
2016	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.0
2017	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.0
2018	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.0
2019	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.0
2020	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.0
2021	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.0
2022	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.0
2023	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.0
Sub	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.0
Rem	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.0
Total	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.0

CASH FLOW BTAX

	Company Revenue $	Crown Royalty $	Freehold Royalty $	ORR Royalty $	Mineral Tax $	Total Royalty Burden %	Net Rev After Royalties $	Other Income $	Sask Corp Cap Tax $	Fixed Oper Expense $	Variable Operating Expense $	Other Expenses $	Total Operating Costs $	Abandon Cost & Salvage $	Net Operating Income $	Total Investment $	NET Cash Flow $	CUM Cash Flow $	Disc Cash Flow (10%) $
2014	289,387	12,864.7	0.0	0.0	0.0	4	276,522	0.0	0.0	87,210.0	16,834.5	0.0	104,044.5	0.0	172,478	45,000.0	127,478	127,478	121,338
2015	275,681	11,674.9	0.0	0.0	0.0	4	264,006	0.0	0.0	64,800.0	16,037.2	0.0	80,837.2	0.0	183,168	0.0	183,168	310,646	158,923
2016	263,325	10,622.8	0.0	0.0	0.0	4	252,703	0.0	0.0	64,800.0	15,318.5	0.0	80,118.5	0.0	172,584	0.0	172,584	483,230	136,126
2017	250,151	9,610.9	0.0	0.0	0.0	4	240,540	0.0	0.0	64,800.0	14,552.1	0.0	79,352.1	0.0	161,188	0.0	161,188	644,419	115,480
2018	238,303	8,722.0	0.0	0.0	0.0	4	229,581	0.0	0.0	64,800.0	13,862.8	0.0	78,662.8	0.0	150,918	0.0	150,918	795,337	98,299
2019	227,016	7,915.4	0.0	0.0	0.0	3	219,101	0.0	0.0	64,800.0	13,206.2	0.0	78,006.2	0.0	141,095	0.0	141,095	936,432	83,552
2020	216,842	7,202.1	0.0	0.0	0.0	3	209,640	0.0	0.0	64,800.0	12,614.4	0.0	77,414.4	0.0	132,226	0.0	132,226	1,068,658	71,168
2021	205,994	6,517.3	0.0	0.0	0.0	3	199,476	0.0	0.0	64,800.0	11,983.3	0.0	76,783.3	0.0	122,693	0.0	122,693	1,191,351	60,037
2022	196,237	5,914.5	0.0	0.0	0.0	3	190,323	0.0	0.0	64,800.0	11,415.7	0.0	76,215.7	0.0	114,107	0.0	114,107	1,305,458	50,763
2023	186,943	5,367.5	0.0	0.0	0.0	3	181,575	0.0	0.0	64,800.0	10,875.0	0.0	75,675.0	0.0	105,900	0.0	105,900	1,411,358	42,832
Sub	2,349,880	86,412.1	0.0	0.0	0.0	4	2,263,468	0.0	0.0	670,410.0	136,699.8	0.0	807,109.8	0.0	1,456,358	45,000.0	1,411,358	1,411,358	938,519
Rem	1,193,874	28,137.3	0.0	0.0	0.0	2	1,165,737	0.0	0.0	509,940.0	69,451.3	0.0	579,391.3	37,800.0	548,545	0.0	548,545	1,959,903	158,616
Total	3,543,754	114,549.4	0.0	0.0	0.0	3	3,429,205	0.0	0.0	1,180,350.	206,151.1	0.0	1,386,501	37,800.0	2,004,903	45,000.0	1,959,903	1,959,903	1,097,134

CO. SHARE RESERVES LIFE (years)

Reserves Half Life	7.1
RLI (Principal Product)	12.25
Reserves Life	18.00
RLI (BOE)	12.2

TOTAL RESERVES - SALES

	GROSS	WI	CO SH	NET
Oil (bbl)	43,630	39,267	39,396	38,124
Gas (Mcf)	0	0	0	0
Gas (bbl)	0	0	0	0
*NGL (bbl)	0	0	0	0
Cond (bbl)	0	0	0	0
Total (bbl)	43,630	39,267	39,398	38,124

*This NGL Value includes only Ethane, Propane and Butane. Condensate and Field Condensate are included in the Condensate line.

NET PRESENT VALUES BEFORE TAX

Discount Rate %	Op Income $	Investment $	Cash Flow $	NPV/BOE $/BOE
0	2,004,903	45,000.0	1,959,903	49.75
5	1,468,960	43,837.4	1,425,122	36.17
8	1,254,022	43,179.8	1,210,843	30.73
10	1,139,891	42,756.8	1,097,134	27.85
15	925,016	41,749.2	883,267	22.42
20	777,041	40,806.7	736,234	18.69

CAPITAL (undisc)

		Unrisked	Risked
Cost Of Prod.	$/BOEPD	5,108.76	5,108.76
Cost Of Reserves	$/BOE	1.14	1.14
Prob Of Success	%	100.00	100.00
Chance Of	%	100.00	100.00

ECONOMIC INDICATORS

		BTAX			
		Unrisked		Risked	
Discount Rate	(%)		10.0		10.0
Payout	(Yrs)		0.00		0.00
Discounted Payout	(Yrs)		0.00		0.00
DCF Rate of Return	(%)	>	200.0	>	200.0
NPV/Undisc Invest			24.4		24.4
NPV/Disc Invest			25.7		25.7
Undisc NPV/Undisc Invest			43.6		43.6
NPV/DIS Cap Exposure			25.7		25.7
NPV/BOEPD	(M$/boepd)		124.6		124.6

FIRST 12 MONTHS AVG. PERFORMANCE (undisc)

		WI		Co. Share	
		Unrisked	Risked	Unrisked	Risked
Prod (3 Mo Ave)	(BOEPD)	8.95	8.95	8.98	8.98
Prod (12 Mo Ave)	(BOEPD)	8.78	8.78	8.81	8.81
Price	($/BOE)	89.95	89.95	89.95	89.95
Royalties	($/BOE)	4.01	4.01	4.00	4.00
Operating Costs	($/BOE)	32.45	32.45	32.34	32.34
NetBack	($/BOE)	53.79	53.79	53.61	53.61
Recycle Ratio	(ratio)	46.94	46.94	46.94	46.94

INSITE Petroleum Consultants Ltd.

Legend Energy Canada Ltd.
INPUT DATA SHEET
Dec 31, 2013 Constant Prices and Costs (SEC Compliant) (CAD)

Effective December 31, 2013

GENERAL

Property:	Inga	Operator:	LEGEND ENERGY CANADA LTD.
Location:	00/16-19-085-23W6/0	Formation	INGA SAND
Category	P+P	Calculation Type:	Performance
Type:	Oil	Class:	Light
Current Status:	OIL	Current Status Date:	2000-03-01
Alt ID:			

Entity Comments:

ZONE

Rig Release Date:	1979-09-11	Top Depth:	4,940.9 ft KB
Kelly Bushing:	2,294.9 ft SS	Total Depth:	5,679.1 ft KB
Pool Name:	INGA A	Midpoint Perf Depth:	4,944.2 ft KB

RESERVOIR & RESERVES SUMMARY   (* data from volumetric tab)

Reservoir Parameters *		Oil		Gas	
Formation Top:	ft	Original Volume In Place:	Mbbl	Original Volume In Place:	MMcf
Gas/Oil Contact:	ft	Recovery Factor:	Fraction	Recovery Factor:	Fraction
Water Contact:	ft	Ultimate Recoverable:	270.0 Mbbl	Ultimate Recoverable:	425.8 MMcf
Production Area:	acre	Cumulative Production:	218.4 Mbbl	Cumulative Production:	425.8 MMcf
Net Pay:	ft	Remaining Recoverable:	51.6 Mbbl	Remaining Recoverable:	0.0 MMcf
Reservoir Volume:	0.0 acre-ft	Oil Shrinkage: *	Fraction	Sales Gas:	0.0 MMcf
Porosity:	Fraction			Oil Saturation: *	Fraction
Water Saturation:	Fraction			Z Factor: *	Fraction
Initial Pressure:	psi			Surface Loss:	0.00 Fraction
Initial Temp:	F			H2S Content:	0.0000 Fraction
				CO2 Content:	0.0000 Fraction

Volumetric Remarks:

Category Remarks:

FORECAST RATES AND TRENDS

On Production Date:	1980-01-02	GOR:	scf/bbl
Lift Type:		OGR:	bbl/MMcf
Oil Gravity:	API	Water Cut:	%
Heating Value:	Btu/scf	WGR:	bbl/MMcf

Remaining Reserves

Gas:	0.0 Mcf	Oil:	51.6 Mbbl

Number of Trends:	1

Trends	1
Product:	Oil
Start Date:	2014-01-01
End Date:	2035-08-04
Initial Rate:	10 bbl/day
Rate at Effective Date:	10 bbl/day
Final Rate:	4 bbl/day
Decline Exponent:	0.000
Min Effective Decline:	
Final Cum:	270.0 Mbbl

Reserve Notes

Supporting Data Comments:

PRODUCT RESERVES & RATIOS (Sales Basis)*

	Reserve	Yield	ISC
Ethane			
Propane			
Butane			
Pentane+			
Field Condensate			
Sulphur			

* Items have details

INTERESTS AND BURDENS

Acquisition Date:	2011-07-01
Disposition Date:	

Interests	Lessor	Burdens
90% WI+0.3% GORI	Crown:New Oil 100% Base 12 Gas 100%	

Participant Remarks: To base Charlie Lake

Legend Energy Canada Ltd.
PRODUCTION AND FORECAST

Effective December 31, 2013

Operator:	**LEGEND ENERGY CANADA LTD.**		**Inga**
Province:	**British Columbia**		**00/16-19-085-23W6/0**
Field:	**INGA**		**P+P**
Pool:	**INGA A**		
Unit:			
Status:	**OIL**		



Hours Of Production (hours)
Cumulative Oil Production (bbl)
Calendar Daily Oil Production (bbl/day)
Gas/Oil Ratio (scf/bbl)
Water/Oil Ratio (bbl/bbl)
Oil Qf
Aq
Eff
End Of Hist
2008
2009
2010
2011
2012
2013
2014
2015
2016
Time (Years)



Calendar Daily Oil Production (bbl/day)
Oil Qf
Eff
Of Hist
0
25,000
50,000
75,000
100,000
125,000
150,000
175,000
200,000
225,000
250,000
275,000
300,00
Cumulative Oil Production (bbl)

Oil Cum	(bbl)	218,370	Gas Cum	(Mcf)	425,815	Water Cum	(bbl)	2,113	FCond Cum	(bbl)	0
Oil Rem Rec	(bbl)	51,630	Gas Rem Rec	(Mcf)	0	Water Rem Rec	(bbl)	0	FCond Rem Rec	(bbl)	0
Oil Ult Rec	(bbl)	270,000	Gas Ult Rec	(Mcf)	425,815	Water Ult Rec	(bbl)	2,113	FCond Ult Rec	(bbl)	0

Forecast Start (T0)	01/01/2014	Calculation Type	Performance	Est Cum Prod (bbl)	218,370	Decline Exp	0.000
Forecast End (Tf)	08/03/2035	OVIP (Volumetric) (bbl)	0	Remaining Rec (bbl)	51,630	Initial Decline (De)	04.2
Initial Rate (qi) (bbl/day)	10.0	Rec Factor (Volumetric)	0.000	Gas Surface Loss	0.0	Reserve Life Index	14.45
Final Rate (qf) (bbl/day)	4.0	Ult Recoverable (bbl)	270,000	Gas Total Sales (Mcf)	0	Reserve Half Life	8.41

Legend Energy Canada Ltd.
CASH FLOW
Dec 31, 2013 Constant Prices and Costs (SEC Compliant) (CAD)

Location : Inga, British Columbia
Entity : 00/16-19-085-23W6/0
Formation : INGA SAND
Effective December 31, 2013

Interests: 90% WI+0.3% GORI

Lease Burden:

Lessor: Crown:New Oil 100% Base 12 Gas 100%

Total Proved Plus Probable Reserves

OIL, GAS & SULPHUR SUMMARY

		COMPANY OIL						COMPANY SALES GAS							SULPHUR		TOTAL	
	Wells	Pool Rates bbl/d	Pool Volumes bbl	WI Volume bbl	RI Volume bbl	Price $/bbl	Revenue $	Wells	Pool Rates Mcf/d	Pool Volumes Mcf	WI Volume Mcf	RI Volume Mcf	Price $/Mcf	Revenue $	Co. Share Volume lt	Price $/lt	WI Rates boe/d	Co. Share Rates boe/d
2014	1.0	10	3,573.7	3,216.3	10.7	89.95	290,265	0.0	0	0.0	0.0	0.0	0.00	0	0.0	0.00	9	9
2015	1.0	9	3,425.3	3,082.7	10.3	89.95	278,210	0.0	0	0.0	0.0	0.0	0.00	0	0.0	0.00	8	8
2016	1.0	9	3,291.8	2,962.6	9.9	89.95	267,371	0.0	0	0.0	0.0	0.0	0.00	0	0.0	0.00	8	8
2017	1.0	9	3,146.3	2,831.7	9.4	89.95	255,552	0.0	0	0.0	0.0	0.0	0.00	0	0.0	0.00	8	8
2018	1.0	8	3,015.6	2,714.1	9.0	89.95	244,939	0.0	0	0.0	0.0	0.0	0.00	0	0.0	0.00	7	7
2019	1.0	8	2,890.4	2,601.3	8.7	89.95	234,766	0.0	0	0.0	0.0	0.0	0.00	0	0.0	0.00	7	7
2020	1.0	8	2,777.8	2,500.0	8.3	89.95	225,620	0.0	0	0.0	0.0	0.0	0.00	0	0.0	0.00	7	7
2021	1.0	7	2,655.0	2,389.5	8.0	89.95	215,646	0.0	0	0.0	0.0	0.0	0.00	0	0.0	0.00	7	7
2022	1.0	7	2,544.7	2,290.3	7.6	89.95	206,691	0.0	0	0.0	0.0	0.0	0.00	0	0.0	0.00	6	6
2023	1.0	7	2,439.0	2,195.1	7.3	89.95	198,107	0.0	0	0.0	0.0	0.0	0.00	0	0.0	0.00	6	6
Sub			29,759.6	26,783.6	89.3	89.95	2,417,166			0.0	0.0	0.0	0.00		0.0	0.00		
Rem			21,870.3	19,683.3	65.6	89.95	1,776,373			0.0	0.0	0.0	0.00		0.0	0.00		
Total			51,629.9	46,466.9	154.9	89.95	4,193,539			0.0	0.0	0.0	0.00		0.0	0.00		

NGL SUMMARY

	CONDENSATE				ETHANE				PROPANE				BUTANE				TOTAL NGL		
	WI Volume bbl	RI Volume bbl	Price $/bbl	Co. Share Revenue $	WI Volume bbl	RI Volume bbl	Price $/bbl	Co. Share Revenue $	WI Volume bbl	RI Volume bbl	Price $/bbl	Co. Share Revenue $	WI Volume bbl	RI Volume bbl	Price $/bbl	Co. Share Revenue $	WI Volume bbl	RI Volumes bbl	CS Net Volumes bbl
2014	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.0
2015	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.0
2016	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.0
2017	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.0
2018	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.0
2019	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.0
2020	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.0
2021	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.0
2022	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.0
2023	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.0
Sub	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.0
Rem	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.0
Total	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.0

CASH FLOW BTAX

	Company Revenue $	Crown Royalty $	Freehold Royalty $	ORR Royalty $	Mineral Tax $	Total Royalty Burden %	Net Rev After Royalties $	Other Income $	Sask Corp Cap Tax $	Fixed Oper Expense $	Variable Operating Expense $	Other Expenses $	Total Operating Costs $	Abandon Cost & Salvage $	Net Operating Income $	Total Investment $	NET Cash Flow $	CUM Cash Flow $	Disc Cash Flow (10%) $
2014	290,265	12,942.3	0.0	0.0	0.0	4	277,323	0.0	0.0	87,210.0	16,885.6	0.0	104,095.6	0.0	173,227	45,000.0	128,227	128,227	122,042
2015	278,210	11,889.6	0.0	0.0	0.0	4	266,320	0.0	0.0	64,800.0	16,184.3	0.0	80,984.3	0.0	185,336	0.0	185,336	313,563	160,794
2016	267,371	10,951.2	0.0	0.0	0.0	4	256,420	0.0	0.0	64,800.0	15,553.8	0.0	80,353.8	0.0	176,066	0.0	176,066	489,629	138,863
2017	255,552	10,030.3	0.0	0.0	0.0	4	245,522	0.0	0.0	64,800.0	14,866.2	0.0	79,666.2	0.0	165,855	0.0	165,855	655,484	118,823
2018	244,939	9,214.5	0.0	0.0	0.0	4	235,724	0.0	0.0	64,800.0	14,248.8	0.0	79,048.8	0.0	156,675	0.0	156,675	812,160	102,049
2019	234,766	8,465.0	0.0	0.0	0.0	4	226,301	0.0	0.0	64,800.0	13,657.1	0.0	78,457.1	0.0	147,844	0.0	147,844	960,004	87,548
2020	225,620	7,796.9	0.0	0.0	0.0	3	217,823	0.0	0.0	64,800.0	13,125.0	0.0	77,925.0	0.0	139,898	0.0	139,898	1,099,902	75,297
2021	215,646	7,142.4	0.0	0.0	0.0	3	208,504	0.0	0.0	64,800.0	12,544.8	0.0	77,344.8	0.0	131,159	0.0	131,159	1,231,061	64,180
2022	206,691	6,561.4	0.0	0.0	0.0	3	200,129	0.0	0.0	64,800.0	12,023.8	0.0	76,823.8	0.0	123,305	0.0	123,305	1,354,366	54,855
2023	198,107	6,027.7	0.0	0.0	0.0	3	192,079	0.0	0.0	64,800.0	11,524.5	0.0	76,324.5	0.0	115,754	0.0	115,754	1,470,121	46,818
Sub	2,417,166	91,021.5	0.0	0.0	0.0	4	2,326,145	0.0	0.0	670,410.0	140,614.0	0.0	811,024.0	0.0	1,515,121	45,000.0	1,470,121	1,470,121	971,270
Rem	1,776,373	42,626.1	0.0	0.0	0.0	2	1,733,747	0.0	0.0	751,122.6	103,337.1	0.0	854,459.7	37,800.0	841,487	0.0	841,487	2,311,608	216,688
Total	4,193,539	133,647.6	0.0	0.0	0.0	3	4,059,891	0.0	0.0	1,421,532.	243,951.1	0.0	1,665,483.	37,800.0	2,356,608	45,000.0	2,311,608	2,311,608	1,187,958

CO. SHARE RESERVES LIFE (years)

Reserves Half Life	8.4
RLI (Principal Product)	14.45
Reserves Life	22.00
RLI (BOE)	14.4

TOTAL RESERVES - SALES

	GROSS	WI	CO SH	NET
Oil (bbl)	51,630	46,467	46,622	45,136
Gas (Mcf)	0	0	0	0
Gas (bbl)	0	0	0	0
*NGL (bbl)	0	0	0	0
Cond (bbl)	0	0	0	0
Total (bbl)	51,630	46,467	46,622	45,136

*This NGL Value includes only Ethane, Propane and Butane. Condensate and Field Condensate are included in the Condensate line.

NET PRESENT VALUES BEFORE TAX

Discount Rate %	Op Income $	Investment $	Cash Flow $	NPV/BOE $/BOE
0	2,356,608	45,000.0	2,311,608	49.58
5	1,638,977	43,837.4	1,595,140	34.21
8	1,369,347	43,179.8	1,326,167	28.45
10	1,230,715	42,756.8	1,187,958	25.48
15	978,499	41,749.2	936,750	20.09
20	811,469	40,806.7	770,663	16.53

CAPITAL (undisc)

		Unrisked	Risked
Cost Of Prod.	$/BOEPD	5,093.31	5,093.31
Cost Of Reserves	$/BOE	0.97	0.97
Prob Of Success	%	100.00	100.00
Chance Of	%	100.00	100.00

ECONOMIC INDICATORS

		BTAX			
		Unrisked		Risked	
Discount Rate	(%)	10.0		10.0	
Payout	(Yrs)	0.00		0.00	
Discounted Payout	(Yrs)	0.00		0.00	
DCF Rate of Return	(%)	>	200.0	>	200.0
NPV/Undisc Invest		26.4		26.4	
NPV/Disc Invest		27.8		27.8	
Undisc NPV/Undisc Invest		51.4		51.4	
NPV/DIS Cap Exposure		27.8		27.8	
NPV/BOEPD	(M$/boepd)	134.5		134.5	

FIRST 12 MONTHS AVG. PERFORMANCE (undisc)

		WI		Co. Share	
		Unrisked	Risked	Unrisked	Risked
Prod (3 Mo Ave)	(BOEPD)	8.95	8.95	8.98	8.98
Prod (12 Mo Ave)	(BOEPD)	8.81	8.81	8.84	8.84
Price	($/BOE)	89.95	89.95	89.95	89.95
Royalties	($/BOE)	4.02	4.02	4.01	4.01
Operating Costs	($/BOE)	32.36	32.36	32.26	32.26
NetBack	($/BOE)	53.86	53.86	53.68	53.68
Recycle Ratio	(ratio)	55.61	55.61	55.61	55.61

insite Petroleum Consultants Ltd.

Effective December 31, 2013

GENERAL

Property:	Inga	Operator:	INTERNATIONAL SOVEREIGN ENERGY CORP.
Location:	XX/14-20-085-23W6/0	Formation	INGA SAND
Category	Probable	Calculation Type:	Volumetric
Type:	Oil	Class:	Light
Current Status:	OIL	Current Status Date:	2000-03-01
Alt ID:			

Entity Comments:

ZONE

Rig Release Date:		Top Depth:		ft KB
Kelly Bushing:	ft SS	Total Depth:		ft KB
Pool Name:		Midpoint Perf Depth:		ft KB

RESERVOIR & RESERVES SUMMARY   (* data from volumetric tab)

Reservoir Parameters *		Oil		Gas	
Formation Top:	ft	Original Volume In Place:	243.0 Mbbl	Original Volume In Place:	MMcf
Gas/Oil Contact:	ft	Recovery Factor:	0.1500 Fraction	Recovery Factor:	Fraction
Water Contact:	ft	Ultimate Recoverable:	36.5 Mbbl	Ultimate Recoverable:	0.0 MMcf
Production Area:	160 acre	Cumulative Production:	0.0 Mbbl	Cumulative Production:	0.0 MMcf
Net Pay:	3.94 ft	Remaining Recoverable:	36.5 Mbbl	Remaining Recoverable:	0.0 MMcf
Reservoir Volume:	629.9 acre-ft	Oil Shrinkage: *	0.90 Fraction	Sales Gas:	0.0 MMcf
Porosity:	0.085 Fraction			Oil Saturation: *	Fraction
Water Saturation:	0.350 Fraction			Z Factor: *	Fraction
Initial Pressure:	psi			Surface Loss:	0.00 Fraction
Initial Temp:	F			H2S Content:	0.0000 Fraction
				CO2 Content:	0.0000 Fraction

Volumetric Remarks:

Category Remarks:

FORECAST RATES AND TRENDS

On Production Date:	1980-01-01	GOR:	scf/bbl
Lift Type:		OGR:	bbl/MMcf
Oil Gravity:	API	Water Cut:	%
Heating Value:	Btu/scf	WGR:	bbl/MMcf

Remaining Reserves

Gas:	0.0 Mcf	Oil:	36.5 Mbbl

Number of Trends: 1

Trends	1
Product:	Oil
Start Date:	2015-02-01
End Date:	2022-10-27
Initial Rate:	30 bbl/day
Rate at Effective Date:	30 bbl/day
Final Rate:	4 bbl/day
Decline Exponent:	0.000
Min Effective Decline:	
Final Cum:	36.5 Mbbl

Reserve Notes

Supporting Data Comments:

PRODUCT RESERVES & RATIOS (Sales Basis)*

	Reserve	Yield	ISC
Ethane			
Propane			
Butane			
Pentane+			
Field Condensate			
Sulphur			

* Items have details

INTERESTS AND BURDENS

Acquisition Date: 2011-07-01
Disposition Date:

Interests	Lessor	Burdens
90% WI	Crown Base 12 Gas 100% /Tier 3 Oil 100%	

Participant Remarks: To base Charlie Lake

INSITE
Petroleum Consultants Ltd.

Legend Energy Canada Ltd.
CASH FLOW
Dec 31, 2013 Constant Prices and Costs (SEC Compliant) (CAD)

Location : Inga, British Columbia
Entity : XX/14-20-085-23W6/0
Formation : INGA SAND
Effective December 31, 2013

Interests: 90% WI

Total Probable Reserves

Lease Burden:

Lessor: Crown Base 12 Gas 100% /Tier 3 Oil 100%

OIL, GAS & SULPHUR SUMMARY

	COMPANY OIL							COMPANY SALES GAS							SULPHUR		TOTAL	
	Wells	Pool Rates bbl/d	Pool Volumes bbl	WI Volume bbl	RI Volume bbl	Price $/bbl	Revenue $	Wells	Pool Rates Mcf/d	Pool Volumes Mcf	WI Volume Mcf	RI Volume Mcf	Price $/Mcf	Revenue $	Co. Share Volume lt	Price $/lt	WI Rates boe/d	Co. Share Rates boe/d
2014	0.0	0	0.0	0.0	0.0	0.00	0	0.0	0	0.0	0.0	0.0	0.00	0	0.0	0.00	0	0
2015	1.0	24	8,915.9	8,024.3	0.0	89.95	721,768	0.0	0	0.0	0.0	0.0	0.00	0	0.0	0.00	22	22
2016	1.0	21	7,615.3	6,853.7	0.0	89.95	616,481	0.0	0	0.0	0.0	0.0	0.00	0	0.0	0.00	19	19
2017	1.0	16	5,851.5	5,266.4	0.0	89.95	473,701	0.0	0	0.0	0.0	0.0	0.00	0	0.0	0.00	14	14
2018	1.0	12	4,510.3	4,059.3	0.0	89.95	365,123	0.0	0	0.0	0.0	0.0	0.00	0	0.0	0.00	11	11
2019	1.0	10	3,476.5	3,128.8	0.0	89.95	281,432	0.0	0	0.0	0.0	0.0	0.00	0	0.0	0.00	9	9
2020	1.0	7	2,686.1	2,417.4	0.0	89.95	217,445	0.0	0	0.0	0.0	0.0	0.00	0	0.0	0.00	7	7
2021	1.0	6	2,063.9	1,857.6	0.0	89.95	167,083	0.0	0	0.0	0.0	0.0	0.00	0	0.0	0.00	5	5
2022	1.0	4	1,332.6	1,199.3	0.0	89.95	107,877	0.0	0	0.0	0.0	0.0	0.00	0	0.0	0.00	3	3
2023	0.0	0	0.0	0.0	0.0	0.00	0	0.0	0	0.0	0.0	0.0	0.00	0	0.0	0.00	0	0
Sub			36,452.0	32,806.8	0.0	89.95	2,950,909			0.0	0.0	0.0	0.00	0	0.0	0.00		
Rem			0.0	0.0	0.0	0.00	0			0.0	0.0	0.0	0.00	0	0.0	0.00		
Total			36,452.0	32,806.8	0.0	89.95	2,950,909			0.0	0.0	0.0	0.00	0	0.0	0.00		

NGL SUMMARY

	CONDENSATE				ETHANE				PROPANE				BUTANE				TOTAL NGL		
	WI Volume bbl	RI Volume bbl	Price $/bbl	Co. Share Revenue $	WI Volume bbl	RI Volume bbl	Price $/bbl	Co. Share Revenue $	WI Volume bbl	RI Volume bbl	Price $/bbl	Co. Share Revenue $	WI Volume bbl	RI Volume bbl	Price $/bbl	Co. Share Revenue $	WI Volume bbl	RI Volumes bbl	CS Net Volumes bbl
2014	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.0
2015	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.0
2016	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.0
2017	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.0
2018	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.0
2019	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.0
2020	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.0
2021	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.0
2022	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.0
2023	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.0
Sub	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.0
Rem	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.0
Total	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.0

CASH FLOW BTAX

	Company Revenue $	Crown Royalty $	Freehold Royalty $	ORR Royalty $	Mineral Tax $	Total Royalty Burden %	Net Rev After Royalties $	Other Income $	Sask Corp Cap Tax $	Fixed Oper Expense $	Variable Operating Expense $	Other Expenses $	Total Operating Costs $	Abandon Cost & Salvage $	Net Operating Income $	Total Investment $	NET Cash Flow $	CUM Cash Flow $	Disc Cash Flow (10%) $
2014	0	0.0	0.0	0.0	0.0	0	0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0	0.0	0	0	0
2015	721,768	70,747.2	0.0	0.0	0.0	10	651,021	0.0	0.0	99,000.0	42,127.4	0.0	141,127.4	0.0	509,893	837,000.0	-327,107	-327,107	-316,815
2016	616,481	47,144.2	0.0	0.0	0.0	8	569,336	0.0	0.0	108,000.0	35,982.1	0.0	143,982.1	0.0	425,354	0.0	425,354	98,247	336,124
2017	473,701	27,755.3	0.0	0.0	0.0	6	445,946	0.0	0.0	108,000.0	27,648.5	0.0	135,648.5	0.0	310,297	0.0	310,297	408,545	222,306
2018	365,123	16,489.8	0.0	0.0	0.0	5	348,633	0.0	0.0	108,000.0	21,311.1	0.0	129,311.1	0.0	219,322	0.0	219,322	627,867	142,853
2019	281,432	9,796.8	0.0	0.0	0.0	3	271,635	0.0	0.0	108,000.0	16,426.4	0.0	124,426.4	0.0	147,209	0.0	147,209	775,076	87,172
2020	217,445	5,832.4	0.0	0.0	0.0	3	211,612	0.0	0.0	108,000.0	12,691.6	0.0	120,691.6	0.0	90,921	0.0	90,921	865,996	48,936
2021	167,083	3,453.1	0.0	0.0	0.0	2	163,630	0.0	0.0	108,000.0	9,752.2	0.0	117,752.2	0.0	45,878	0.0	45,878	911,875	22,450
2022	107,877	1,757.8	0.0	0.0	0.0	2	106,119	0.0	0.0	88,548.4	6,296.4	0.0	94,844.8	37,800.0	-26,526	0.0	-26,526	885,349	-11,801
2023	0	0.0	0.0	0.0	0.0	0	0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0	0.0	0	885,349	0
Sub	2,950,909	182,976.6	0.0	0.0	0.0	6	2,767,933	0.0	0.0	835,548.4	172,235.7	0.0	1,007,784.	37,800.0	1,722,349	837,000.0	885,349	885,349	531,225
Rem	0	0.0	0.0	0.0	0.0	0	0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0	0.0	0	885,349	0
Total	2,950,909	182,976.6	0.0	0.0	0.0	6	2,767,933	0.0	0.0	835,548.4	172,235.7	0.0	1,007,784.	37,800.0	1,722,349	837,000.0	885,349	885,349	531,225

CO. SHARE RESERVES LIFE (years)

Reserves Half Life	2.2
RLI (Principal Product)	3.78
Reserves Life	7.92
RLI (BOE)	3.8

TOTAL RESERVES - SALES

	GROSS	WI	CO SH	NET
Oil (bbl)	36,452	32,807	32,807	30,773
Gas (Mcf)	0	0	0	0
Gas (bbl)	0	0	0	0
*NGL (bbl)	0	0	0	0
Cond (bbl)	0	0	0	0
Total (bbl)	36,452	32,807	32,807	30,773

*This NGL Value includes only Ethane, Propane and Butane. Condensate and Field Condensate are included in the Condensate line.

NET PRESENT VALUES BEFORE TAX

Discount Rate %	Op Income $	Investment $	Cash Flow $	NPV/BOE $/BOE
0	1,722,349	837,000.0	885,349	26.99
5	1,481,249	795,573.8	685,675	20.90
8	1,361,026	772,595.1	588,431	17.94
10	1,289,211	757,986.0	531,225	16.19
15	1,133,878	723,729.8	410,148	12.50
20	1,006,484	692,383.3	314,100	9.57

CAPITAL (undisc)

		Unrisked	Risked
Cost Of Prod.	$/BOEPD	35,234.32	35,234.32
Cost Of Reserves	$/BOE	25.51	25.51
Prob Of Success	%	100.00	100.00
Chance Of	%	100.00	100.00

ECONOMIC INDICATORS

		BTAX Unrisked	BTAX Risked
Discount Rate	(%)	10.0	10.0
Payout	(Yrs)	1.74	1.74
Discounted Payout	(Yrs)	1.93	1.93
DCF Rate of Return	(%)	53.9	53.9
NPV/Undisc Invest		0.6	0.6
NPV/Disc Invest		0.7	0.7
Undisc NPV/Undisc Invest		1.1	1.1
NPV/DIS Cap Exposure		0.7	0.7
NPV/BOEPD	(M$/boepd)	22.4	22.4

FIRST 12 MONTHS AVG. PERFORMANCE (undisc)

		WI Unrisked	WI Risked	Co. Share Unrisked	Co. Share Risked
Prod (3 Mo Ave)	(BOEPD)	26.16	26.16	26.16	26.16
Prod (12 Mo Ave)	(BOEPD)	23.76	23.76	23.76	23.76
Price	($/BOE)	89.95	89.95	89.95	89.95
Royalties	($/BOE)	8.73	8.73	8.73	8.73
Operating Costs	($/BOE)	17.70	17.70	17.70	17.70
NetBack	($/BOE)	63.52	63.52	63.52	63.52
Recycle Ratio	(ratio)	2.49	2.49	2.49	2.49

INSITE Petroleum Consultants Ltd.


Nig Creek
E/94-H-3
F/94-H-3

WELL LEGEND

Oil	Location
Gas	Other
Suspended Oil	Abandoned Gas
Suspended Gas	Abandoned Oil
Suspended	Abandoned
Injection	

PIPELINE LEGEND

- Oil
- Natural Gas
- Sour Natural Gas
- Water
- Other

Legend Energy Canada Ltd.

UMBACH

British Columbia

Quick Select (403) 640-9080	Date: 2014/3/17 Author: mdr

Legend Energy Canada Ltd.
DETAILED ECONOMIC SUMMARY
Dec 31, 2013 Constant Prices and Costs (SEC Compliant) (CAD)

Effective December 31, 2013 — Umbach

	PDP	PDNP	PU	PD+PU	Probable	P+P
Sales Gas MMcf						
Ultimate Remaining	115.2			115.2	32.5	147.7
WI Before Royalty	2.0			2.0	0.6	2.6
WI After Royalty	1.9			1.9	0.5	2.4
Royalty Interest	0.0			0.0	0.0	0.0
Total Net	1.9			1.9	0.5	2.4
NGLs Mbbl						
Ultimate Remaining	5.8			5.8	1.6	7.5
WI Before Royalty	0.1			0.1	0.0	0.1
WI After Royalty	0.1			0.1	0.0	0.1
Royalty Interest	0.0			0.0	0.0	0.0
Total Net	0.1			0.1	0.0	0.1
BOE Mboe						
Ultimate Remaining	25.0			25.0	7.1	32.1
WI Before Royalty	0.4			0.4	0.1	0.6
WI After Royalty	0.4			0.4	0.1	0.5
Royalty Interest	0.0			0.0	0.0	0.0
Total Net	0.4			0.4	0.1	0.5
NPV - BTAX M$						
Undiscounted	2.7			2.7	1.0	3.7
Discounted at 5%	2.6			2.6	0.8	3.4
Discounted at 10%	2.4			2.4	0.7	3.1
Discounted at 15%	2.3			2.3	0.6	2.9
Discounted at 20%	2.2			2.2	0.5	2.6

Light & Medium Oil includes Shale Oil. Heavy Oil Includes Ultra Heavy in Alberta and Bitumen. Sales Gas includes Solution gas, Associated and Non- Associated gas, Coalbed Methane, Shale

INSITE Petroleum Consultants Ltd.

Legend Energy Canada Ltd.
DETAILED RESERVES AND PRESENT VALUE
Dec 31, 2013 Constant Prices and Costs (SEC Compliant) (CAD)
Umbach

Effective December 31, 2013

Proved Developed Producing

Location	Formation	Avg Int %	Category	Oil WI Mstb	Oil RI Mstb	Oil Net Mstb	Sales Gas WI MMcf	Sales Gas RI MMcf	Sales Gas Net MMcf	NGL WI Mstb	NGL RI Mstb	NGL Net Mstb	BOE WI Mboe	BOE RI Mboe	BOE Net Mboe	Present Value 5% M$	Present Value 10% M$	Present Value 15% M$
Umbach																		
00/D-079-F/094-H-03/0	BLUESKY	1.75	PDP	0.0	0.0	0.0	2.0	0.0	1.9	0.1	0.0	0.1	0.4	0.0	0.4	2.6	2.4	2.3
Umbach				0.0	0.0	0.0	2.0	0.0	1.9	0.1	0.0	0.1	0.4	0.0	0.4	2.6	2.4	2.3
Total				0.0	0.0	0.0	2.0	0.0	1.9	0.1	0.0	0.1	0.4	0.0	0.4	2.6	2.4	2.3

Legend Energy Canada Ltd.
CASH FLOW
Dec 31, 2013 Constant Prices and Costs (SEC Compliant) (CAD)

Selection : Umbach
Effective December 31, 2013   Total Proved Developed Producing Reserves

OIL, GAS & SULPHUR SUMMARY

	COMPANY OIL							COMPANY SALES GAS							SULPHUR		TOTAL	
	Wells	Pool Rates bbl/d	Pool Volumes bbl	WI Volume bbl	RI Volume bbl	Price $/bbl	Revenue $	Wells	Pool Rates Mcf/d	Pool Volumes Mcf	WI Volume Mcf	RI Volume Mcf	Price $/Mcf	Revenue $	Co. Share Volume lt	Price $/lt	WI Rates boe/d	Co. Share Rates boe/d
2014	0.0	0	0.0	0.0	0.0	0.00	0	1.0	62	22,619.8	395.8	0.0	3.31	1,308	0.0	0.00	0	0
2015	0.0	0	0.0	0.0	0.0	0.00	0	1.0	55	20,164.7	352.9	0.0	3.31	1,166	0.0	0.00	0	0
2016	0.0	0	0.0	0.0	0.0	0.00	0	1.0	49	18,022.6	315.4	0.0	3.31	1,043	0.0	0.00	0	0
2017	0.0	0	0.0	0.0	0.0	0.00	0	1.0	44	16,020.1	280.4	0.0	3.31	927	0.0	0.00	0	0
2018	0.0	0	0.0	0.0	0.0	0.00	0	1.0	39	14,281.4	249.9	0.0	3.31	826	0.0	0.00	0	0
2019	0.0	0	0.0	0.0	0.0	0.00	0	1.0	35	12,731.3	222.8	0.0	3.31	736	0.0	0.00	0	0
2020	0.0	0	0.0	0.0	0.0	0.00	0	1.0	31	11,378.9	199.1	0.0	3.31	658	0.0	0.00	0	0
2021	0.0	0	0.0	0.0	0.0	0.00	0	0.0	0	0.0	0.0	0.0	0.00	0	0.0	0.00	0	0
2022	0.0	0	0.0	0.0	0.0	0.00	0	0.0	0	0.0	0.0	0.0	0.00	0	0.0	0.00	0	0
2023	0.0	0	0.0	0.0	0.0	0.00	0	0.0	0	0.0	0.0	0.0	0.00	0	0.0	0.00	0	0
Sub			0.0	0.0	0.0	0.00	0			115,218.8	2,016.3	0.0	3.31	6,665	0.0	0.00		
Rem			0.0	0.0	0.0	0.00	0			0.0	0.0	0.0	0.00	0	0.0	0.00		
Total			0.0	0.0	0.0	0.00	0			115,218.8	2,016.3	0.0	3.31	6,665	0.0	0.00		

NGL SUMMARY

	CONDENSATE				ETHANE				PROPANE				BUTANE				TOTAL NGL		
	WI Volume bbl	RI Volume bbl	Price $/bbl	Co. Share Revenue $	WI Volume bbl	RI Volume bbl	Price $/bbl	Co. Share Revenue $	WI Volume bbl	RI Volume bbl	Price $/bbl	Co. Share Revenue $	WI Volume bbl	RI Volume bbl	Price $/bbl	Co. Share Revenue $	WI Volume bbl	RI Volumes bbl	CS Net Volumes bbl
2014	5.5	0.0	98.25	544.5	0.0	0.0	0.00	0.0	8.9	0.0	23.35	208.0	5.5	0.0	57.46	318.4	20.0	0.0	17.8
2015	4.9	0.0	98.25	485.4	0.0	0.0	0.00	0.0	7.9	0.0	23.35	185.4	4.9	0.0	57.46	283.9	17.8	0.0	15.9
2016	4.4	0.0	98.25	433.8	0.0	0.0	0.00	0.0	7.1	0.0	23.35	165.7	4.4	0.0	57.46	253.7	15.9	0.0	14.2
2017	3.9	0.0	98.25	385.6	0.0	0.0	0.00	0.0	6.3	0.0	23.35	147.3	3.9	0.0	57.46	225.5	14.2	0.0	12.6
2018	3.5	0.0	98.25	343.8	0.0	0.0	0.00	0.0	5.6	0.0	23.35	131.3	3.5	0.0	57.46	201.1	12.6	0.0	11.3
2019	3.1	0.0	98.25	306.5	0.0	0.0	0.00	0.0	5.0	0.0	23.35	117.0	3.1	0.0	57.46	179.2	11.3	0.0	10.0
2020	2.8	0.0	98.25	273.9	0.0	0.0	0.00	0.0	4.5	0.0	23.35	104.6	2.8	0.0	57.46	160.2	10.1	0.0	9.0
2021	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.0
2022	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.0
2023	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.0
Sub	28.2	0.0	98.25	2,773.6	0.0	0.0	0.00	0.0	45.4	0.0	23.35	1,059.3	28.2	0.0	57.46	1,622.0	101.8	0.0	90.8
Rem	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.0
Total	28.2	0.0	98.25	2,773.6	0.0	0.0	0.00	0.0	45.4	0.0	23.35	1,059.3	28.2	0.0	57.46	1,622.0	101.8	0.0	90.8

CASH FLOW BTAX

	Company Revenue $	Crown Royalty $	Freehold Royalty $	ORR Royalty $	Mineral Tax $	Total Royalty Burden %	Net Rev After Royalties $	Other Income $	Sask Corp Cap Tax $	Fixed Oper Expense $	Variable Operating Expense $	Other Expenses $	Total Operating Costs $	Abandon Cost & Salvage $	Net Operating Income $	Total Investment $	NET Cash Flow $	CUM Cash Flow $	Disc Cash Flow (10%) $
2014	2,379	179.4	0.0	42.7	0.0	9	2,157	0.0	0.0	861.0	308.8	0.0	1,169.8	0.0	987	0.0	987	987	943
2015	2,121	153.3	0.0	38.0	0.0	9	1,930	0.0	0.0	861.0	275.2	0.0	1,136.2	0.0	793	0.0	793	1,781	689
2016	1,896	131.4	0.0	34.0	0.0	9	1,730	0.0	0.0	861.0	246.0	0.0	1,107.0	0.0	623	0.0	623	2,404	492
2017	1,685	112.2	0.0	30.2	0.0	8	1,543	0.0	0.0	861.0	218.7	0.0	1,079.7	0.0	463	0.0	463	2,867	332
2018	1,502	96.2	0.0	26.9	0.0	8	1,379	0.0	0.0	861.0	194.9	0.0	1,055.9	0.0	323	0.0	323	3,190	210
2019	1,339	82.6	0.0	24.0	0.0	8	1,233	0.0	0.0	861.0	173.8	0.0	1,034.8	0.0	198	0.0	198	3,388	117
2020	1,197	71.3	0.0	21.5	0.0	8	1,104	0.0	0.0	861.0	155.3	0.0	1,016.3	735.0	-647	0.0	-647	2,741	-348
2021	0	0.0	0.0	0.0	0.0	0	0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0	0.0	0	2,741	0
2022	0	0.0	0.0	0.0	0.0	0	0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0	0.0	0	2,741	0
2023	0	0.0	0.0	0.0	0.0	0	0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0	0.0	0	2,741	0
Sub	12,120	826.5	0.0	217.4	0.0	9	11,076	0.0	0.0	6,027.0	1,572.7	0.0	7,599.7	735.0	2,741	0.0	2,741	2,741	2,436
Rem	0	0.0	0.0	0.0	0.0	0	0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0	0.0	0	2,741	0
Total	12,120	826.5	0.0	217.4	0.0	9	11,076	0.0	0.0	6,027.0	1,572.7	0.0	7,599.7	735.0	2,741	0.0	2,741	2,741	2,436

CO. SHARE RESERVES LIFE (years)

Reserves Half Life	2.8
RLI (Principal Product)	5.09
Reserves Life	7.00
RLI (BOE)	5.1

TOTAL RESERVES - SALES

	GROSS	WI	CO SH	NET
Oil (bbl)	0	0	0	0
Gas (Mcf)	115,219	2,016	2,016	1,872
Gas (bbl)	19,203	336	336	312
*NGL (bbl)	4,205	74	74	66
Cond (bbl)	1,613	28	28	25
Total (bbl)	25,022	438	438	403

*This NGL Value includes only Ethane, Propane and Butane. Condensate and Field Condensate are included in the Condensate line.

NET PRESENT VALUES BEFORE TAX

Discount Rate %	Op Income $	Investment $	Cash Flow $	NPV/BOE $/BOE
0	2,741	0.0	2,741	6.26
5	2,585	0.0	2,585	5.90
8	2,494	0.0	2,494	5.70
10	2,436	0.0	2,436	5.56
15	2,298	0.0	2,298	5.25
20	2,171	0.0	2,171	4.96

CAPITAL (undisc)

		Unrisked	Risked
Cost Of Prod.	$/BOEPD	0.00	0.00
Cost Of Reserves	$/BOE	0.00	0.00
Prob Of Success	%	100.00	100.00
Chance Of	%	100.00	100.00

ECONOMIC INDICATORS

		BTAX			
		Unrisked		Risked	
Discount Rate	(%)	10.0		10.0	
Payout	(Yrs)	0.00		0.00	
Discounted Payout	(Yrs)	0.00		0.00	
DCF Rate of Return	(%)	>	200.0	>	200.0
NPV/Undisc Invest		0.0		0.0	
NPV/Disc Invest		0.0		0.0	
Undisc NPV/Undisc Invest		0.0		0.0	
NPV/DIS Cap Exposure		0.0		0.0	
NPV/BOEPD	(M$/boepd)	10.4		10.4	

FIRST 12 MONTHS AVG. PERFORMANCE (undisc)

		WI		Co. Share	
		Unrisked	Risked	Unrisked	Risked
Prod (3 Mo Ave)	(BOEPD)	0.25	0.25	0.25	0.25
Prod (12 Mo Ave)	(BOEPD)	0.24	0.24	0.24	0.24
Price	($/BOE)	27.68	27.68	27.68	27.68
Royalties	($/BOE)	2.58	2.58	2.58	2.58
Operating Costs	($/BOE)	13.61	13.61	13.61	13.61
NetBack	($/BOE)	11.49	11.49	11.49	11.49
Recycle Ratio	(ratio)	0.00	0.00	0.00	0.00

insite Petroleum Consultants Ltd.

Legend Energy Canada Ltd.
DETAILED RESERVES AND PRESENT VALUE
Dec 31, 2013 Constant Prices and Costs (SEC Compliant) (CAD)
Umbach

Effective December 31, 2013   Proved Plus Probable

Location	Formation	Avg Int %	Category	Oil WI Mstb	Oil RI Mstb	Oil Net Mstb	Sales Gas WI MMcf	Sales Gas RI MMcf	Sales Gas Net MMcf	NGL WI Mstb	NGL RI Mstb	NGL Net Mstb	BOE WI Mboe	BOE RI Mboe	BOE Net Mboe	Present Value 5% M$	Present Value 10% M$	Present Value 15% M$
Umbach																		
00/D-079-F/094-H-03/0	BLUESKY	1.75	P+P	0.0	0.0	0.0	2.6	0.0	2.4	0.1	0.0	0.1	0.6	0.0	0.5	3.4	3.1	2.9
Umbach				0.0	0.0	0.0	2.6	0.0	2.4	0.1	0.0	0.1	0.6	0.0	0.5	3.4	3.1	2.9
Total				0.0	0.0	0.0	2.6	0.0	2.4	0.1	0.0	0.1	0.6	0.0	0.5	3.4	3.1	2.9

Legend Energy Canada Ltd.
CASH FLOW
Dec 31, 2013 Constant Prices and Costs (SEC Compliant) (CAD)

Selection : Umbach

Effective December 31, 2013 — Total Proved Plus Probable Reserves

OIL, GAS & SULPHUR SUMMARY

	COMPANY OIL							COMPANY SALES GAS							SULPHUR		TOTAL	
	Wells	Pool Rates bbl/d	Pool Volumes bbl	WI Volume bbl	RI Volume bbl	Price $/bbl	Revenue $	Wells	Pool Rates Mcf/d	Pool Volumes Mcf	WI Volume Mcf	RI Volume Mcf	Price $/Mcf	Revenue $	Co. Share Volume lt	Price $/lt	WI Rates boe/d	Co. Share Rates boe/d
2014	0.0	0	0.0	0.0	0.0	0.00	0	1.0	63	22,897.6	400.7	0.0	3.31	1,325	0.0	0.00	0	0
2015	0.0	0	0.0	0.0	0.0	0.00	0	1.0	57	20,926.4	366.2	0.0	3.31	1,210	0.0	0.00	0	0
2016	0.0	0	0.0	0.0	0.0	0.00	0	1.0	52	19,174.7	335.6	0.0	3.31	1,109	0.0	0.00	0	0
2017	0.0	0	0.0	0.0	0.0	0.00	0	1.0	48	17,473.6	305.8	0.0	3.31	1,011	0.0	0.00	0	0
2018	0.0	0	0.0	0.0	0.0	0.00	0	1.0	44	15,969.4	279.5	0.0	3.31	924	0.0	0.00	0	0
2019	0.0	0	0.0	0.0	0.0	0.00	0	1.0	40	14,594.5	255.4	0.0	3.31	844	0.0	0.00	0	0
2020	0.0	0	0.0	0.0	0.0	0.00	0	1.0	37	13,372.8	234.0	0.0	3.31	774	0.0	0.00	0	0
2021	0.0	0	0.0	0.0	0.0	0.00	0	1.0	33	12,186.6	213.3	0.0	3.31	705	0.0	0.00	0	0
2022	0.0	0	0.0	0.0	0.0	0.00	0	1.0	31	11,137.3	194.9	0.0	3.31	644	0.0	0.00	0	0
2023	0.0	0	0.0	0.0	0.0	0.00	0	0.0	0	0.0	0.0	0.0	0.00	0	0.0	0.00	0	0
Sub			0.0	0.0	0.0	0.00	0			147,733.3	2,585.3	0.0	3.31	8,546	0.0	0.00		
Rem			0.0	0.0	0.0	0.00	0			0.0	0.0	0.0	0.00	0	0.0	0.00		
Total			0.0	0.0	0.0	0.00	0			147,733.3	2,585.3	0.0	3.31	8,546	0.0	0.00		

NGL SUMMARY

	CONDENSATE				ETHANE				PROPANE				BUTANE				TOTAL NGL		
	WI Volume bbl	RI Volume bbl	Price $/bbl	Co. Share Revenue $	WI Volume bbl	RI Volume bbl	Price $/bbl	Co. Share Revenue $	WI Volume bbl	RI Volume bbl	Price $/bbl	Co. Share Revenue $	WI Volume bbl	RI Volume bbl	Price $/bbl	Co. Share Revenue $	WI Volume bbl	RI Volumes bbl	CS Net Volumes bbl
2014	5.6	0.0	98.25	551.2	0.0	0.0	0.00	0.0	9.0	0.0	23.35	210.5	5.6	0.0	57.46	322.4	20.2	0.0	18.0
2015	5.1	0.0	98.25	503.7	0.0	0.0	0.00	0.0	8.2	0.0	23.35	192.4	5.1	0.0	57.46	294.6	18.5	0.0	16.5
2016	4.7	0.0	98.25	461.6	0.0	0.0	0.00	0.0	7.6	0.0	23.35	176.3	4.7	0.0	57.46	269.9	16.9	0.0	15.1
2017	4.3	0.0	98.25	420.6	0.0	0.0	0.00	0.0	6.9	0.0	23.35	160.6	4.3	0.0	57.46	246.0	15.4	0.0	13.8
2018	3.9	0.0	98.25	384.4	0.0	0.0	0.00	0.0	6.3	0.0	23.35	146.8	3.9	0.0	57.46	224.8	14.1	0.0	12.6
2019	3.6	0.0	98.25	351.3	0.0	0.0	0.00	0.0	5.7	0.0	23.35	134.2	3.6	0.0	57.46	205.5	12.9	0.0	11.5
2020	3.3	0.0	98.25	321.9	0.0	0.0	0.00	0.0	5.3	0.0	23.35	122.9	3.3	0.0	57.46	188.3	11.8	0.0	10.5
2021	3.0	0.0	98.25	293.4	0.0	0.0	0.00	0.0	4.8	0.0	23.35	112.0	3.0	0.0	57.46	171.6	10.8	0.0	9.6
2022	2.7	0.0	98.25	268.1	0.0	0.0	0.00	0.0	4.4	0.0	23.35	102.4	2.7	0.0	57.46	156.8	9.8	0.0	8.8
2023	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.0
Sub	36.2	0.0	98.25	3,556.3	0.0	0.0	0.00	0.0	58.2	0.0	23.35	1,358.2	36.2	0.0	57.46	2,079.8	130.6	0.0	116.4
Rem	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.0
Total	36.2	0.0	98.25	3,556.3	0.0	0.0	0.00	0.0	58.2	0.0	23.35	1,358.2	36.2	0.0	57.46	2,079.8	130.6	0.0	116.4

CASH FLOW BTAX

	Company Revenue $	Crown Royalty $	Freehold Royalty $	ORR Royalty $	Mineral Tax $	Total Royalty Burden %	Net Rev After Royalties $	Other Income $	Sask Corp Cap Tax $	Fixed Oper Expense $	Variable Operating Expense $	Other Expenses $	Total Operating Costs $	Abandon Cost & Salvage $	Net Operating Income $	Total Investment $	NET Cash Flow $	CUM Cash Flow $	Disc Cash Flow (10%) $
2014	2,409	182.4	0.0	43.2	0.0	9	2,183	0.0	0.0	861.0	312.6	0.0	1,173.6	0.0	1,009	0.0	1,009	1,009	964
2015	2,201	161.3	0.0	39.5	0.0	9	2,000	0.0	0.0	861.0	285.6	0.0	1,146.6	0.0	854	0.0	854	1,863	741
2016	2,017	143.0	0.0	36.2	0.0	9	1,838	0.0	0.0	861.0	261.7	0.0	1,122.7	0.0	715	0.0	715	2,578	565
2017	1,838	126.1	0.0	33.0	0.0	9	1,679	0.0	0.0	861.0	238.5	0.0	1,099.5	0.0	579	0.0	579	3,158	415
2018	1,680	111.7	0.0	30.1	0.0	8	1,538	0.0	0.0	861.0	218.0	0.0	1,079.0	0.0	459	0.0	459	3,617	299
2019	1,535	99.0	0.0	27.5	0.0	8	1,409	0.0	0.0	861.0	199.2	0.0	1,060.2	0.0	348	0.0	348	3,965	206
2020	1,407	88.1	0.0	25.2	0.0	8	1,293	0.0	0.0	861.0	182.5	0.0	1,043.5	0.0	250	0.0	250	4,215	134
2021	1,282	78.0	0.0	23.0	0.0	8	1,181	0.0	0.0	861.0	166.3	0.0	1,027.3	0.0	154	0.0	154	4,368	75
2022	1,172	69.4	0.0	21.0	0.0	8	1,081	0.0	0.0	861.0	152.0	0.0	1,013.0	735.0	-667	0.0	-667	3,702	-297
2023	0	0.0	0.0	0.0	0.0	0	0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0	0.0	0	3,702	0
Sub	15,540	1,059.0	0.0	278.7	0.0	9	14,202	0.0	0.0	7,749.0	2,016.6	0.0	9,765.6	735.0	3,702	0.0	3,702	3,702	3,103
Rem	0	0.0	0.0	0.0	0.0	0	0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0	0.0	0	3,702	0
Total	15,540	1,059.0	0.0	278.7	0.0	9	14,202	0.0	0.0	7,749.0	2,016.6	0.0	9,765.6	735.0	3,702	0.0	3,702	3,702	3,103

CO. SHARE RESERVES LIFE (years)

Reserves Half Life	3.6
RLI (Principal Product)	6.45
Reserves Life	9.00
RLI (BOE)	6.5

TOTAL RESERVES - SALES

	GROSS	WI	CO SH	NET
Oil (bbl)	0	0	0	0
Gas (Mcf)	147,733	2,585	2,585	2,401
Gas (bbl)	24,622	431	431	400
*NGL (bbl)	5,392	94	94	84
Cond (bbl)	2,068	36	36	32
Total (bbl)	32,083	561	561	516

*This NGL Value includes only Ethane, Propane and Butane. Condensate and Field Condensate are included in the Condensate line.

NET PRESENT VALUES BEFORE TAX

Discount Rate %	Op Income $	Investment $	Cash Flow $	NPV/BOE $/BOE
0	3,702	0.0	3,702	6.59
5	3,385	0.0	3,385	6.03
8	3,211	0.0	3,211	5.72
10	3,103	0.0	3,103	5.53
15	2,857	0.0	2,857	5.09
20	2,642	0.0	2,642	4.71

CAPITAL (undisc)

		Unrisked	Risked
Cost Of Prod.	$/BOEPD	0.00	0.00
Cost Of Reserves	$/BOE	0.00	0.00
Prob Of Success	%	100.00	100.00
Chance Of	%	100.00	100.00

ECONOMIC INDICATORS

		BTAX Unrisked		BTAX Risked	
Discount Rate	(%)		10.0		10.0
Payout	(Yrs)		0.00		0.00
Discounted Payout	(Yrs)		0.00		0.00
DCF Rate of Return	(%)	>	200.0	>	200.0
NPV/Undisc Invest			0.0		0.0
NPV/Disc Invest			0.0		0.0
Undisc NPV/Undisc Invest			0.0		0.0
NPV/DIS Cap Exposure			0.0		0.0
NPV/BOEPD	(M$/boepd)		13.0		13.0

FIRST 12 MONTHS AVG. PERFORMANCE (undisc)

		WI Unrisked	WI Risked	Co. Share Unrisked	Co. Share Risked
Prod (3 Mo Ave)	(BOEPD)	0.25	0.25	0.25	0.25
Prod (12 Mo Ave)	(BOEPD)	0.24	0.24	0.24	0.24
Price	($/BOE)	27.68	27.68	27.68	27.68
Royalties	($/BOE)	2.59	2.59	2.59	2.59
Operating Costs	($/BOE)	13.49	13.49	13.49	13.49
NetBack	($/BOE)	11.60	11.60	11.60	11.60
Recycle Ratio	(ratio)	0.00	0.00	0.00	0.00

INSITE Petroleum Consultants Ltd.

Legend Energy Canada Ltd.
ENTITY INTERESTS

Effective December 31, 2013

Location Disposition Date	Formation Status	Type Class	Interests	Lessor: Production Class	Burdens
Umbach					
00/D-079-F/094-H-03/0	BLUESKY GAS PRODUCER	Gas Conventional	1.75% WI Remarks: To base Bluesky 2% GORR on 50% production paid by Legend on 3.5% WI	Crown:New Oil 100% Base 12 Gas 100%	2% GORR

Legend Energy Canada Ltd.
WELL ID AND CODES LIST

Effective December 31, 2013

Well ID	Status	Type	Formation	Operator	Field Name	Field Code	Pool Name	Pool Code	Unit Name	Unit Code	Dates Status	Rig Rel	On Prod
Umbach													
00/D-079-F/094-H-03/0	GAS	Gas	BLUESKY	CANADIAN NATURAL RESOURCES LIMITED	UMBACH	BC8220	BLUESKY A	BC822026 00A			2001-04-06	1980-04-19	1991-02-01

Legend Energy Canada Ltd.
PRODUCTION SUMMARY
Gross Production

Effective December 31, 2013

Umbach

Location	Formation	Company Interest %	Well Count	Production for Dec 2013			Jan 2013 to Dec 2013			Cumulative to Dec 2013			First Month	Last Month
				Oil bbl	Gas Mcf	Water bbl	Oil bbl	Gas Mcf	Water bbl	Oil bbl	Gas Mcf	Water bbl		
Umbach														
1 00/D-079-F/094-H-03/0	BLUESKY	1.75	1	0	2,066	5	0	25,839	90	0	618,911	2,049	02/91	12/13
Umbach				0	2,066	5	0	25,839	90	0	618,911	2,049		
Total				0	2,066	5	0	25,839	90	0	618,911	2,049		

Legend Energy Canada Ltd.
OPERATING COSTS

Effective December 31, 2013 | All Categories

				Fixed Costs			Variable Oil Costs*			Variable Gas Costs*					GCA	Other				
Location	Formation	Type	Category	Ann. M$/yr	Ann. $/w/yr	Mo. $/w/mo	Var.[1] $/bbl	Truck[3] $/bbl	Trans[3] Adj. $/bbl	Var.[1] $/Mcf	Gath.[2] $/Mcf	Cust[2] Proc. $/Mcf	Plant[2] Oper. $/Mcf	Trans[3] Adj. $/Mcf	$/Mcf	NGL[3] Trans. $/bbl	Water Disp. $/bbl	Sulph[3] Trans. $/lt	Sulph Oper. $/Mcf	Aband Costs M$
Umbach																				
00/D-079-F/094-H-03/0	BLUESKY	Gas	PDP			4,100				0.16		0.62								42.00
00/D-079-F/094-H-03/0	BLUESKY	Gas	P+P			4,100				0.16		0.62								42.00

[1]Note 1: cost not royalty deductable. [2]Note 2: cost is royalty deductable. [3]Note 3: cost used in price adjustment. Bold-Italic values have details.

Legend Energy Canada Ltd.
INPUT DATA SHEET
Dec 31, 2013 Constant Prices and Costs (SEC Compliant) (CAD)

Effective December 31, 2013

GENERAL

Property:	Umbach	Operator:	CANADIAN NATURAL RESOURCES LIMITED
Location:	00/D-079-F/094-H-03/0	Formation:	BLUESKY
Category	PDP	Calculation Type:	Decline
Type:	Gas	Class:	Conventional
Current Status:	GAS	Current Status Date:	2001-04-06
Alt ID:			

Entity Comments:

ZONE

Rig Release Date:	1980-04-19	Top Depth:	3,556.4 ft KB
Kelly Bushing:	2,465.9 ft SS	Total Depth:	4,478.3 ft KB
Pool Name:	BLUESKY A	Midpoint Perf Depth:	3,568.9 ft KB

RESERVOIR & RESERVES SUMMARY (* data from volumetric tab)

Reservoir Parameters *		**Oil**		**Gas**	
Formation Top:	ft	Original Volume In Place:	Mbbl	Original Volume In Place:	MMcf
Gas/Oil Contact:	ft	Recovery Factor:	Fraction	Recovery Factor:	Fraction
Water Contact:	ft	Ultimate Recoverable:	0.0 Mbbl	Ultimate Recoverable:	800.0 MMcf
Production Area:	acre	Cumulative Production:	0.0 Mbbl	Cumulative Production:	618.9 MMcf
Net Pay:	ft	Remaining Recoverable:	0.0 Mbbl	Remaining Recoverable:	181.1 MMcf
Reservoir Volume:	0.0 acre-ft	Oil Shrinkage: *	Fraction	Sales Gas:	144.9 MMcf
Porosity:	Fraction			Oil Saturation: *	Fraction
Water Saturation:	Fraction			Z Factor: *	Fraction
Initial Pressure:	psi			Surface Loss:	0.20 Fraction
Initial Temp:	F			H2S Content:	0.0000 Fraction
				CO2 Content:	0.0040 Fraction

Volumetric Remarks:

Category Remarks:

FORECAST RATES AND TRENDS

On Production Date:	1991-02-01	GOR:	scf/bbl
Lift Type:		OGR:	bbl/MMcf
Oil Gravity:	API	Water Cut:	%
Heating Value:	1,000 Btu/scf	WGR:	bbl/MMcf

Remaining Reserves

Gas:	181,088.7 Mcf	Oil:	0.0 Mbbl

Number of Trends: 1

Trends	1
Product:	Gas
Start Date:	2014-01-01
End Date:	2024-05-02
Initial Rate:	82 Mcf/day
Rate at Effective Date:	82 Mcf/day
Final Rate:	25 Mcf/day
Decline Exponent:	0.000
Min Effective Decline:	
Final Cum:	800,000.0 Mcf

Reserve Notes

Supporting Data Comments:

PRODUCT RESERVES & RATIOS (Sales Basis)*

	Reserve	Yield	ISC
Ethane			0.0081 Molar Fraction
Propane	3,260 bbl	22.50 bbl/MMcf	0.0000 Molar Fraction
Butane	2,028 bbl	14.00 bbl/MMcf	0.0000 Molar Fraction
Pentane+	2,028 bbl	14.00 bbl/MMcf	0.0000 Molar Fraction
Field Condensate			
Sulphur			

* Items have details

INTERESTS AND BURDENS

Acquisition Date: 2011-07-01
Disposition Date:

Interests	Lessor	Burdens
1.75% WI	Crown New Oil 100% Base 12 Gas 100%	2% GORR

Participant Remarks: To base Bluesky
2% GORR on 50% production paid by Legend on 3.5% WI

INSITE Petroleum Consultants Ltd.

Legend Energy Canada Ltd.
PRODUCTION AND FORECAST

Effective December 31, 2013

Operator:	CANADIAN NATURAL RESOURCES LIMITED		Umbach
Province:	British Columbia		00/D-079-F/094-H-03/0
Field:	UMBACH		PDP
Pool:	BLUESKY A		
Unit:			
Status:	GAS		





Oil Cum	(bbl)	0	Gas Cum	(Mcf)	618,911	Water Cum	(bbl)	2,049	FCond Cum	(bbl)	0
Oil Rem Rec	(bbl)	0	Gas Rem Rec	(Mcf)	181,089	Water Rem Rec	(bbl)	0	FCond Rem Rec	(bbl)	907
Oil Ult Rec	(bbl)	0	Gas Ult Rec	(Mcf)	800,000	Water Ult Rec	(bbl)	2,049	FCond Ult Rec	(bbl)	907

Forecast Start (T0)	01/01/2014	Calculation Type		Decline	Est Cum Prod	(Mcf)	618,911	Decline Exp	0.000
Forecast End (Tf)	05/01/2024	OVIP (Volumetric)	(Mcf)	0	Remaining Rec	(Mcf)	181,089	Initial Decline (De)	10.9
Initial Rate (qi)	(Mcf/day)	81.6	Rec Factor (Volumetric)	0.000	Gas Surface Loss	0.2	Reserve Life Index	6.4
Final Rate (qf)	(Mcf/day)	25.0	Ult Recoverable	(Mcf)	800,000	Gas Total Sales	(Mcf)	144,871	Reserve Half Life	3.72

insite Petroleum Consultants Ltd.

Legend Energy Canada Ltd.
CASH FLOW
Dec 31, 2013 Constant Prices and Costs (SEC Compliant) (CAD)

Location : Umbach, British Columbia
Entity : 00/D-079-F/094-H-03/0
Formation : BLUESKY
Effective December 31, 2013

Interests: 1.75% WI

Lease Burden: 2% GORR

Lessor: Crown:New Oil 100% Base 12 Gas 100%

Total Proved Developed Producing Reserves

OIL, GAS & SULPHUR SUMMARY

	COMPANY OIL						
	Wells	Pool Rates bbl/d	Pool Volumes bbl	WI Volume bbl	RI Volume bbl	Price $/bbl	Revenue $
2014	0.0	0	0.0	0.0	0.0	0.00	0
2015	0.0	0	0.0	0.0	0.0	0.00	0
2016	0.0	0	0.0	0.0	0.0	0.00	0
2017	0.0	0	0.0	0.0	0.0	0.00	0
2018	0.0	0	0.0	0.0	0.0	0.00	0
2019	0.0	0	0.0	0.0	0.0	0.00	0
2020	0.0	0	0.0	0.0	0.0	0.00	0
2021	0.0	0	0.0	0.0	0.0	0.00	0
2022	0.0	0	0.0	0.0	0.0	0.00	0
2023	0.0	0	0.0	0.0	0.0	0.00	0
Sub			0.0	0.0	0.0	0.00	0
Rem			0.0	0.0	0.0	0.00	0
Total			0.0	0.0	0.0	0.00	0

	COMPANY SALES GAS							SULPHUR		TOTAL	
	Wells	Pool Rates Mcf/d	Pool Volumes Mcf	WI Volume Mcf	RI Volume Mcf	Price $/Mcf	Revenue $	Co. Share Volume lt	Price $/lt	WI Rates boe/d	Co. Share Rates boe/d
2014	1.0	62	22,619.8	395.8	0.0	3.31	1,308	0.0	0.00	0	0
2015	1.0	55	20,164.7	352.9	0.0	3.31	1,166	0.0	0.00	0	0
2016	1.0	49	18,022.6	315.4	0.0	3.31	1,043	0.0	0.00	0	0
2017	1.0	44	16,020.1	280.4	0.0	3.31	927	0.0	0.00	0	0
2018	1.0	39	14,281.4	249.9	0.0	3.31	826	0.0	0.00	0	0
2019	1.0	35	12,731.3	222.8	0.0	3.31	736	0.0	0.00	0	0
2020	1.0	31	11,378.9	199.1	0.0	3.31	658	0.0	0.00	0	0
2021	0.0	0	0.0	0.0	0.0	0.00	0	0.0	0.00	0	0
2022	0.0	0	0.0	0.0	0.0	0.00	0	0.0	0.00	0	0
2023	0.0	0	0.0	0.0	0.0	0.00	0	0.0	0.00	0	0
Sub			115,218.8	2,016.3	0.0	3.31	6,665	0.0	0.00		
Rem			0.0	0.0	0.0	0.00	0	0.0	0.00		
Total			115,218.8	2,016.3	0.0	3.31	6,665	0.0	0.00		

NGL SUMMARY

	CONDENSATE				ETHANE			
	WI Volume bbl	RI Volume bbl	Price $/bbl	Co. Share Revenue $	WI Volume bbl	RI Volume bbl	Price $/bbl	Co. Share Revenue $
2014	5.5	0.0	98.25	544.5	0.0	0.0	0.00	0.0
2015	4.9	0.0	98.25	485.4	0.0	0.0	0.00	0.0
2016	4.4	0.0	98.25	433.6	0.0	0.0	0.00	0.0
2017	3.9	0.0	98.25	385.6	0.0	0.0	0.00	0.0
2018	3.5	0.0	98.25	343.8	0.0	0.0	0.00	0.0
2019	3.1	0.0	98.25	306.5	0.0	0.0	0.00	0.0
2020	2.8	0.0	98.25	273.9	0.0	0.0	0.00	0.0
2021	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0
2022	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0
2023	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0
Sub	28.2	0.0	98.25	2,773.6	0.0	0.0	0.00	0.0
Rem	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0
Total	28.2	0.0	98.25	2,773.6	0.0	0.0	0.00	0.0

	PROPANE				BUTANE				TOTAL NGL		
	WI Volume bbl	RI Volume bbl	Price $/bbl	Co. Share Revenue $	WI Volume bbl	RI Volume bbl	Price $/bbl	Co. Share Revenue $	WI Volume bbl	RI Volumes bbl	CS Net Volumes bbl
2014	8.9	0.0	23.35	208.0	5.5	0.0	57.46	318.4	20.0	0.0	17.8
2015	7.9	0.0	23.35	185.4	4.9	0.0	57.46	283.9	17.8	0.0	15.9
2016	7.1	0.0	23.35	165.7	4.4	0.0	57.46	253.7	15.9	0.0	14.2
2017	6.3	0.0	23.35	147.3	3.9	0.0	57.46	225.5	14.2	0.0	12.6
2018	5.6	0.0	23.35	131.3	3.5	0.0	57.46	201.1	12.6	0.0	11.3
2019	5.0	0.0	23.35	117.0	3.1	0.0	57.46	179.2	11.3	0.0	10.0
2020	4.5	0.0	23.35	104.6	2.8	0.0	57.46	160.2	10.1	0.0	9.0
2021	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.0
2022	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.0
2023	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.0
Sub	45.4	0.0	23.35	1,059.3	28.2	0.0	57.46	1,622.0	101.8	0.0	90.8
Rem	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.0
Total	45.4	0.0	23.35	1,059.3	28.2	0.0	57.46	1,622.0	101.8	0.0	90.8

CASH FLOW BTAX

	Company Revenue $	Crown Royalty $	Freehold Royalty $	ORR Royalty $	Mineral Tax $	Total Royalty Burden %	Net Rev After Royalties $	Other Income $	Sask Corp Cap Tax $
2014	2,379	179.4	0.0	42.7	0.0	9	2,157	0.0	0.0
2015	2,121	153.3	0.0	38.0	0.0	9	1,930	0.0	0.0
2016	1,896	131.4	0.0	34.0	0.0	9	1,730	0.0	0.0
2017	1,685	112.2	0.0	30.2	0.0	8	1,543	0.0	0.0
2018	1,502	96.2	0.0	26.9	0.0	8	1,379	0.0	0.0
2019	1,339	82.6	0.0	24.0	0.0	8	1,233	0.0	0.0
2020	1,197	71.3	0.0	21.5	0.0	8	1,104	0.0	0.0
2021	0	0.0	0.0	0.0	0.0	0	0	0.0	0.0
2022	0	0.0	0.0	0.0	0.0	0	0	0.0	0.0
2023	0	0.0	0.0	0.0	0.0	0	0	0.0	0.0
Sub	12,120	826.5	0.0	217.4	0.0	9	11,076	0.0	0.0
Rem	0	0.0	0.0	0.0	0.0	0	0	0.0	0.0
Total	12,120	826.5	0.0	217.4	0.0	9	11,076	0.0	0.0

	Fixed Oper Expense $	Variable Operating Expense $	Other Expenses $	Total Operating Costs $	Abandon Cost & Salvage $	Net Operating Income $	Total Investment $	NET Cash Flow $	CUM Cash Flow $	Disc Cash Flow (10%) $
2014	861.0	308.8	0.0	1,169.8	0.0	987	0.0	987	987	943
2015	861.0	275.2	0.0	1,136.2	0.0	793	0.0	793	1,781	689
2016	861.0	246.0	0.0	1,107.0	0.0	623	0.0	623	2,404	492
2017	861.0	218.7	0.0	1,079.7	0.0	463	0.0	463	2,867	332
2018	861.0	194.9	0.0	1,055.9	0.0	323	0.0	323	3,190	210
2019	861.0	173.8	0.0	1,034.8	0.0	198	0.0	198	3,388	117
2020	861.0	155.3	0.0	1,016.3	735.0	-647	0.0	-647	2,741	-348
2021	0.0	0.0	0.0	0.0	0.0	0	0.0	0	2,741	0
2022	0.0	0.0	0.0	0.0	0.0	0	0.0	0	2,741	0
2023	0.0	0.0	0.0	0.0	0.0	0	0.0	0	2,741	0
Sub	6,027.0	1,572.7	0.0	7,599.7	735.0	2,741	0.0	2,741	2,741	2,436
Rem	0.0	0.0	0.0	0.0	0.0	0	0.0	0	2,741	0
Total	6,027.0	1,572.7	0.0	7,599.7	735.0	2,741	0.0	2,741	2,741	2,436

CO. SHARE RESERVES LIFE (years)

Reserves Half Life	2.8
RLI (Principal Product)	5.09
Reserves Life	7.00
RLI (BOE)	5.1

TOTAL RESERVES - SALES

	GROSS	WI	CO SH	NET
Oil (bbl)	0	0	0	0
Gas (Mcf)	115,219	2,016	2,016	1,872
Gas (bbl)	19,203	336	336	312
*NGL (bbl)	4,205	74	74	66
Cond (bbl)	1,613	28	28	25
Total (bbl)	25,022	438	438	403

*This NGL Value includes only Ethane, Propane and Butane. Condensate and Field Condensate are included in the Condensate line.

NET PRESENT VALUES BEFORE TAX

Discount Rate %	Op Income $	Investment $	Cash Flow $	NPV/BOE $/BOE
0	2,741	0.0	2,741	6.26
5	2,585	0.0	2,585	5.90
8	2,494	0.0	2,494	5.70
10	2,436	0.0	2,436	5.56
15	2,298	0.0	2,298	5.25
20	2,171	0.0	2,171	4.96

CAPITAL (undisc)

		Unrisked	Risked
Cost Of Prod.	$/BOEPD	0.00	0.00
Cost Of Reserves	$/BOE	0.00	0.00
Prob Of Success	%	100.00	100.00
Chance Of	%	100.00	100.00

ECONOMIC INDICATORS

		BTAX			
			Unrisked		Risked
Discount Rate	(%)		10.0		10.0
Payout	(Yrs)		0.00		0.00
Discounted Payout	(Yrs)		0.00		0.00
DCF Rate of Return	(%)	>	200.0	>	200.0
NPV/Undisc Invest			0.0		0.0
NPV/Disc Invest			0.0		0.0
Undisc NPV/Undisc Invest			0.0		0.0
NPV/DIS Cap Exposure			0.0		0.0
NPV/BOEPD	(M$/boepd)		10.4		10.4

FIRST 12 MONTHS AVG. PERFORMANCE (undisc)

		WI		Co. Share	
		Unrisked	Risked	Unrisked	Risked
Prod (3 Mo Ave)	(BOEPD)	0.25	0.25	0.25	0.25
Prod (12 Mo Ave)	(BOEPD)	0.24	0.24	0.24	0.24
Price	($/BOE)	27.68	27.68	27.68	27.68
Royalties	($/BOE)	2.58	2.58	2.58	2.58
Operating Costs	($/BOE)	13.61	13.61	13.61	13.61
NetBack	($/BOE)	11.49	11.49	11.49	11.49
Recycle Ratio	(ratio)	0.00	0.00	0.00	0.00

INSITE Petroleum Consultants Ltd.

Legend Energy Canada Ltd.
INPUT DATA SHEET
Dec 31, 2013 Constant Prices and Costs (SEC Compliant) (CAD)

Effective December 31, 2013

GENERAL

Property:	Umbach	Operator:	CANADIAN NATURAL RESOURCES LIMITED
Location:	00/D-079-F/094-H-03/0	Formation:	BLUESKY
Category	P+P	Calculation Type:	Decline
Type:	Gas	Class:	Conventional
Current Status:	GAS	Current Status Date:	2001-04-06
Alt ID:			

Entity Comments:

ZONE

Rig Release Date:	1980-04-19	Top Depth:	3,556.4 ft KB
Kelly Bushing:	2,465.9 ft SS	Total Depth:	4,478.3 ft KB
Pool Name:	BLUESKY A	Midpoint Perf Depth:	3,568.9 ft KB

RESERVOIR & RESERVES SUMMARY   (* data from volumetric tab)

Reservoir Parameters *		Oil		Gas	
Formation Top:	ft	Original Volume In Place:	Mbbl	Original Volume In Place:	MMcf
Gas/Oil Contact:	ft	Recovery Factor:	Fraction	Recovery Factor:	Fraction
Water Contact:	ft	Ultimate Recoverable:	0.0 Mbbl	Ultimate Recoverable:	850.0 MMcf
Production Area:	acre	Cumulative Production:	0.0 Mbbl	Cumulative Production:	618.9 MMcf
Net Pay:	ft	Remaining Recoverable:	0.0 Mbbl	Remaining Recoverable:	231.1 MMcf
Reservoir Volume:	0.0 acre-ft	Oil Shrinkage: *		Sales Gas:	184.9 MMcf
Porosity:	Fraction		Fraction	Oil Saturation: *	Fraction
Water Saturation:	Fraction			Z Factor: *	Fraction
Initial Pressure:	psi			Surface Loss:	0.20 Fraction
Initial Temp:	F			H2S Content:	0.0000 Fraction
				CO2 Content:	0.0040 Fraction

Volumetric Remarks:

Category Remarks:

FORECAST RATES AND TRENDS

On Production Date:	1991-02-01	GOR:	scf/bbl
Lift Type:		OGR:	bbl/MMcf
Oil Gravity:	API	Water Cut:	%
Heating Value:	1,000 Btu/scf	WGR:	bbl/MMcf

Remaining Reserves

Gas:	231,088.7 Mcf	Oil:	0.0 Mbbl

Number of Trends:	1

Trends 1

Product:	Gas
Start Date:	2014-01-01
End Date:	2027-03-10
Initial Rate:	82 Mcf/day
Rate at Effective Date:	82 Mcf/day
Final Rate:	25 Mcf/day
Decline Exponent:	0.000
Min Effective Decline:	
Final Cum:	850,000.0 Mcf

Reserve Notes

Supporting Data Comments:

PRODUCT RESERVES & RATIOS (Sales Basis)*

	Reserve	Yield	ISC
Ethane			0.0081 Molar Fraction
Propane	4,160 bbl	22.50 bbl/MMcf	0.0000 Molar Fraction
Butane	2,588 bbl	14.00 bbl/MMcf	0.0000 Molar Fraction
Pentane+	2,588 bbl	14.00 bbl/MMcf	0.0000 Molar Fraction
Field Condensate			
Sulphur			

* Items have details

INTERESTS AND BURDENS

Acquisition Date:	2011-07-01
Disposition Date:	

Interests	Lessor	Burdens
1.75% WI	Crown New Oil 100% Base 12 Gas 100%	2% GORR

Participant Remarks: To base Bluesky
2% GORR on 50% production paid by Legend on 3.5% WI

INSITE
Petroleum Consultants Ltd.

Legend Energy Canada Ltd.
PRODUCTION AND FORECAST

Effective December 31, 2013

Operator:	CANADIAN NATURAL RESOURCES LIMITED		Umbach
Province:	British Columbia		00/D-079-F/094-H-03/0
Field:	UMBACH		P+P
Pool:	BLUESKY A		
Unit:			
Status:	GAS		





Oil Cum	(bbl)	0	Gas Cum	(Mcf)	618,911	Water Cum	(bbl)	2,049	FCond Cum	(bbl)	0
Oil Rem Rec	(bbl)	0	Gas Rem Rec	(Mcf)	231,089	Water Rem Rec	(bbl)	0	FCond Rem Rec	(bbl)	907
Oil Ult Rec	(bbl)	0	Gas Ult Rec	(Mcf)	850,000	Water Ult Rec	(bbl)	2,049	FCond Ult Rec	(bbl)	907

Forecast Start (T0)	01/01/2014	Calculation Type		Decline	Est Cum Prod	(Mcf)	618,911	Decline Exp	0.000
Forecast End (Tf)	03/09/2027	OVIP (Volumetric)	(Mcf)	0	Remaining Rec	(Mcf)	231,089	Initial Decline (De)	08.6
Initial Rate (qi) (Mcf/day)	81.7	Rec Factor (Volumetric)		0.000	Gas Surface Loss		0.2	Reserve Life Index	8.07
Final Rate (qf) (Mcf/day)	25.0	Ult Recoverable	(Mcf)	850,000	Gas Total Sales	(Mcf)	184,871	Reserve Half Life	4.74

Legend Energy Canada Ltd.
CASH FLOW
Dec 31, 2013 Constant Prices and Costs (SEC Compliant) (CAD)

Location : Umbach, British Columbia
Entity : 00/D-079-F/094-H-03/0
Formation : BLUESKY
Effective December 31, 2013

Interests: 1.75% WI

Total Proved Plus Probable Reserves

Lease Burden: 2% GORR
Lessor: Crown:New Oil 100% Base 12 Gas 100%

OIL, GAS & SULPHUR SUMMARY

	COMPANY OIL							COMPANY SALES GAS								SULPHUR		TOTAL	
	Wells	Pool Rates bbl/d	Pool Volumes bbl	WI Volume bbl	RI Volume bbl	Price $/bbl	Revenue $	Wells	Pool Rates Mcf/d	Pool Volumes Mcf	WI Volume Mcf	RI Volume Mcf	Price $/Mcf	Revenue $		Co. Share Volume lt	Price $/lt	WI Rates boe/d	Co. Share Rates boe/d
2014	0.0	0	0.0	0.0	0.0	0.00	0	1.0	63	22,897.8	400.7	0.0	3.31	1,325		0.0	0.00	0	0
2015	0.0	0	0.0	0.0	0.0	0.00	0	1.0	57	20,926.4	366.2	0.0	3.31	1,210		0.0	0.00	0	0
2016	0.0	0	0.0	0.0	0.0	0.00	0	1.0	52	19,174.7	335.6	0.0	3.31	1,109		0.0	0.00	0	0
2017	0.0	0	0.0	0.0	0.0	0.00	0	1.0	48	17,473.8	305.8	0.0	3.31	1,011		0.0	0.00	0	0
2018	0.0	0	0.0	0.0	0.0	0.00	0	1.0	44	15,969.4	279.5	0.0	3.31	924		0.0	0.00	0	0
2019	0.0	0	0.0	0.0	0.0	0.00	0	1.0	40	14,594.5	255.4	0.0	3.31	844		0.0	0.00	0	0
2020	0.0	0	0.0	0.0	0.0	0.00	0	1.0	37	13,372.8	234.0	0.0	3.31	774		0.0	0.00	0	0
2021	0.0	0	0.0	0.0	0.0	0.00	0	1.0	33	12,186.6	213.3	0.0	3.31	705		0.0	0.00	0	0
2022	0.0	0	0.0	0.0	0.0	0.00	0	1.0	31	11,137.3	194.9	0.0	3.31	644		0.0	0.00	0	0
2023	0.0	0	0.0	0.0	0.0	0.00	0	0.0	0	0.0	0.0	0.0	0.00	0		0.0	0.00	0	0
Sub			0.0	0.0	0.0	0.00	0			147,733.3	2,585.3	0.0	3.31	8,546		0.0	0.00		
Rem			0.0	0.0	0.0	0.00	0			0.0	0.0	0.0	0.00	0		0.0	0.00		
Total			0.0	0.0	0.0	0.00	0			147,733.3	2,585.3	0.0	3.31	8,546		0.0	0.00		

NGL SUMMARY

	CONDENSATE				ETHANE				PROPANE				BUTANE				TOTAL NGL		
	WI Volume bbl	RI Volume bbl	Price $/bbl	Co. Share Revenue $	WI Volume bbl	RI Volume bbl	Price $/bbl	Co. Share Revenue $	WI Volume bbl	RI Volume bbl	Price $/bbl	Co. Share Revenue $	WI Volume bbl	RI Volume bbl	Price $/bbl	Co. Share Revenue $	WI Volume bbl	RI Volumes bbl	CS Net Volumes bbl
2014	5.6	0.0	98.25	551.2	0.0	0.0	0.00	0.0	9.0	0.0	23.35	210.5	5.6	0.0	57.46	322.4	20.2	0.0	18.0
2015	5.1	0.0	98.25	503.7	0.0	0.0	0.00	0.0	8.2	0.0	23.35	192.4	5.1	0.0	57.46	294.6	18.5	0.0	16.5
2016	4.7	0.0	98.25	461.6	0.0	0.0	0.00	0.0	7.6	0.0	23.35	176.3	4.7	0.0	57.46	269.9	16.9	0.0	15.1
2017	4.3	0.0	98.25	420.6	0.0	0.0	0.00	0.0	6.9	0.0	23.35	160.6	4.3	0.0	57.46	246.0	15.4	0.0	13.8
2018	3.9	0.0	98.25	384.4	0.0	0.0	0.00	0.0	6.3	0.0	23.35	146.8	3.9	0.0	57.46	224.8	14.1	0.0	12.6
2019	3.6	0.0	98.25	351.3	0.0	0.0	0.00	0.0	5.7	0.0	23.35	134.2	3.6	0.0	57.46	205.5	12.9	0.0	11.5
2020	3.3	0.0	98.25	321.9	0.0	0.0	0.00	0.0	5.3	0.0	23.35	122.9	3.3	0.0	57.46	188.3	11.8	0.0	10.5
2021	3.0	0.0	98.25	293.4	0.0	0.0	0.00	0.0	4.8	0.0	23.35	112.0	3.0	0.0	57.46	171.6	10.8	0.0	9.6
2022	2.7	0.0	98.25	268.1	0.0	0.0	0.00	0.0	4.4	0.0	23.35	102.4	2.7	0.0	57.46	156.8	9.8	0.0	8.8
2023	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.0
Sub	36.2	0.0	98.25	3,556.3	0.0	0.0	0.00	0.0	58.2	0.0	23.35	1,358.2	36.2	0.0	57.46	2,079.8	130.6	0.0	116.4
Rem	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.0
Total	36.2	0.0	98.25	3,556.3	0.0	0.0	0.00	0.0	58.2	0.0	23.35	1,358.2	36.2	0.0	57.46	2,079.8	130.6	0.0	116.4

CASH FLOW BTAX

	Company Revenue $	Crown Royalty $	Freehold Royalty $	ORR Royalty $	Mineral Tax $	Total Royalty Burden %	Net Rev After Royalties $	Other Income $	Sask Corp Cap Tax $	Fixed Oper Expense $	Variable Operating Expense $	Other Expenses $	Total Operating Costs $	Abandon Cost & Salvage $	Net Operating Income $	Total Investment $	NET Cash Flow $	CUM Cash Flow $	Disc Cash Flow (10%) $
2014	2,409	182.4	0.0	43.2	0.0	9	2,183	0.0	0.0	861.0	312.6	0.0	1,173.6	0.0	1,009	0.0	1,009	1,009	964
2015	2,201	161.3	0.0	39.5	0.0	9	2,000	0.0	0.0	861.0	285.6	0.0	1,146.6	0.0	854	0.0	854	1,863	741
2016	2,017	143.0	0.0	36.2	0.0	9	1,838	0.0	0.0	861.0	261.7	0.0	1,122.7	0.0	715	0.0	715	2,578	565
2017	1,838	126.1	0.0	33.0	0.0	9	1,679	0.0	0.0	861.0	238.5	0.0	1,099.5	0.0	579	0.0	579	3,158	415
2018	1,680	111.7	0.0	30.1	0.0	8	1,538	0.0	0.0	861.0	218.0	0.0	1,079.0	0.0	459	0.0	459	3,617	299
2019	1,535	99.0	0.0	27.5	0.0	8	1,409	0.0	0.0	861.0	199.2	0.0	1,060.2	0.0	348	0.0	348	3,965	206
2020	1,407	88.1	0.0	25.2	0.0	8	1,293	0.0	0.0	861.0	182.5	0.0	1,043.5	0.0	250	0.0	250	4,215	134
2021	1,282	78.0	0.0	23.0	0.0	8	1,181	0.0	0.0	861.0	166.3	0.0	1,027.3	0.0	154	0.0	154	4,368	75
2022	1,172	69.4	0.0	21.0	0.0	8	1,081	0.0	0.0	861.0	152.0	0.0	1,013.0	735.0	-667	0.0	-667	3,702	-297
2023	0	0.0	0.0	0.0	0.0	0	0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0	0.0	0	3,702	0
Sub	15,540	1,059.0	0.0	278.7	0.0	9	14,202	0.0	0.0	7,749.0	2,016.6	0.0	9,765.6	735.0	3,702	0.0	3,702	3,702	3,103
Rem	0	0.0	0.0	0.0	0.0	0	0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0	0.0	0	3,702	0
Total	15,540	1,059.0	0.0	278.7	0.0	9	14,202	0.0	0.0	7,749.0	2,016.6	0.0	9,765.6	735.0	3,702	0.0	3,702	3,702	3,103

CO. SHARE RESERVES LIFE (years)

Reserves Half Life	3.6
RLI (Principal Product)	6.45
Reserves Life	9.00
RLI (BOE)	6.5

TOTAL RESERVES - SALES

	GROSS	WI	CO SH	NET
Oil (bbl)	0	0	0	0
Gas (Mcf)	147,733	2,585	2,585	2,401
Gas (bbl)	24,622	431	431	400
*NGL (bbl)	5,392	94	94	84
Cond (bbl)	2,068	36	36	32
Total (bbl)	32,083	561	561	516

*This NGL Value includes only Ethane, Propane and Butane. Condensate and Field Condensate are included in the Condensate line.

NET PRESENT VALUES BEFORE TAX

Discount Rate %	Op Income $	Investment $	Cash Flow $	NPV/BOE $/BOE
0	3,702	0.0	3,702	6.59
5	3,385	0.0	3,385	6.03
8	3,211	0.0	3,211	5.72
10	3,103	0.0	3,103	5.53
15	2,857	0.0	2,857	5.09
20	2,642	0.0	2,642	4.71

CAPITAL (undisc)

		Unrisked	Risked
Cost Of Prod.	$/BOEPD	0.00	0.00
Cost Of Reserves	$/BOE	0.00	0.00
Prob Of Success	%	100.00	100.00
Chance Of	%	100.00	100.00

ECONOMIC INDICATORS

		BTAX			
			Unrisked		Risked
Discount Rate	(%)		10.0		10.0
Payout	(Yrs)		0.00		0.00
Discounted Payout	(Yrs)		0.00		0.00
DCF Rate of Return	(%)	>	200.0	>	200.0
NPV/Undisc Invest			0.0		0.0
NPV/Disc Invest			0.0		0.0
Undisc NPV/Undisc Invest			0.0		0.0
NPV/DIS Cap Exposure			0.0		0.0
NPV/BOEPD	(M$/boepd)		13.0		13.0

FIRST 12 MONTHS AVG. PERFORMANCE (undisc)

		WI		Co. Share	
		Unrisked	Risked	Unrisked	Risked
Prod (3 Mo Ave)	(BOEPD)	0.25	0.25	0.25	0.25
Prod (12 Mo Ave)	(BOEPD)	0.24	0.24	0.24	0.24
Price	($/BOE)	27.68	27.68	27.68	27.68
Royalties	($/BOE)	2.59	2.59	2.59	2.59
Operating Costs	($/BOE)	13.49	13.49	13.49	13.49
NetBack	($/BOE)	11.60	11.60	11.60	11.60
Recycle Ratio	(ratio)	0.00	0.00	0.00	0.00

INSITE Petroleum Consultants Ltd.